Filed pursuant to Rule 424(b)3

Registration No. 333-137371

333-137371-01

PROSPECTUS

Kabel Deutschland GmbH

a limited liability company incorporated under the laws of Germany and owner of 100% of Kabel Deutschland Vertrieb und Service GmbH & Co. KG, the guarantor of the notes

Exchange Offer for

€250,000,000 10.750% Senior Notes due 2014
$610,000,000 10.625% Senior Notes due 2014

This is an offer by Kabel Deutschland GmbH to exchange any 10.750% Senior Notes due 2014 or 10.625% Senior Notes due 2014 that you now hold, for newly issued 10.750% Senior Notes due 2014 or 10.625% Senior Notes due 2014. This offer will expire at 5:00 PM New York time on November 2, 2006. You must tender your existing notes by this deadline in order to receive the new notes. Notes may be withdrawn at any time prior to this deadline. We may decide to extend the offer, but we do not currently intend to extend the expiration beyond November 2, 2006.

We may redeem some or all of the new notes at any time at our option on the terms set forth in this prospectus. We will be required to redeem a portion of each of the new notes upon the occurrence of specified events and on the terms described in this prospectus.

See “Risk Factors” beginning on page 33 for a description of the business and financial risks associated with the new notes.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the Exchange Offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 4, 2006.

REFERENCE TO ADDITIONAL INFORMATION

We have not previously had a reporting obligation in the United States under the Securities Exchange Act of 1934. Following the date of this prospectus we will be subject to reporting obligations and any filings we make will be available via the website of the United States Securities and Exchange Commission, or SEC, at www.sec.gov. You can also obtain any filed documents or other information which may be incorporated by reference herein regarding us without charge by written or oral request to:

Kabel Deutschland GmbH
Betastrasse 6-8
Unterföhring 85774
Germany
Attn. Paul Thomason
Telephone: +49-89-96010-100

Please note that copies of documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this prospectus.

In order to receive timely delivery of requested documents in advance of the expiration date of the exchange offer, you should make your request no later than October 25, 2006, which is five business days before you must make a decision regarding the exchange offer.

See “Where You Can Find More Information”.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus includes forward-looking statements. These forward-looking statements include all matters that are not historical facts. These forward-looking statements can be identified by the use of forward-looking terminology, including terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•       competition from other companies in our industry and our ability to retain market shares;

•       our ability to control customer churn;

•       our ability to retain Level 4 operators and large housing associations as customers and attract new customers;

•       our ability to successfully introduce new products and services and control costs;

•       our reliance on Deutsche Telekom AG and its affiliates for a significant part of our network and various services;

•       our ability to ensure access to attractive programming;

•       changes in technology and our ability to respond to new technological developments;

•       a failure to successfully upgrade our network within budget;

•       the failure to maintain our network or the occurrence of events that result in damages to our network;

•       changes in applicable German laws or regulations (or in their interpretation or enforcement);

•       our ability to comply with regulations affecting our business and our ability to respond to changes in the regulatory environment;

•       our substantial leverage and ability to generate sufficient cash to service our debt;

•       risks associated with our structure and our indebtedness;

•       potential conflicts of interests with our shareholders; and

•       general economic conditions.

The risks described above and in the other sections of this prospectus are not exhaustive. We operate in a very competitive and rapidly changing environment. New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements.

We urge you to read the sections of this prospectus entitled “Risk Factors,” “Operating and Financial Review and Prospects,” “Industry” and “Business” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this prospectus may not occur.

Following this exchange offer, we will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and will be required to make periodic reports to the SEC about us and our business, which will be publicly available. In addition, we are subject to the ongoing reporting requirements of the Irish Stock Exchange. Apart from any requirements pursuant to these laws and rules, we have no obligation to update publicly or revise any forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented in this prospectus.

PRESENTATION OF INFORMATION

We operate in an industry in which it is difficult to obtain precise industry and market information. We have generally obtained the market and competitive position data in this prospectus from industry publications and from surveys or studies conducted by third-party sources.

We believe that these industry publications, surveys and studies are reliable. However, we cannot assure you of the accuracy and completeness of such information and we have not independently verified such industry and market data.

In addition, in many cases we have made statements in this prospectus regarding our industry and our position in the industry based on our experience and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or correctly reflect our position in the industry, and none of our internal surveys or information have been verified by any independent sources.

In this prospectus, “Issuer,” “we,” “us,” “our,” “Company,” “KDG” and other similar terms refer to Kabel Deutschland GmbH and its consolidated subsidiaries, except where the context otherwise requires. Furthermore, the following terms have the following respective meanings:

•       “Arena” refers to Arena Sport Rechte und Marketing GmbH, a subsidiary of Unity Media;

•       “Business day” means any day, other than a Saturday, Sunday and a public holiday in the State of New York or in the United Kingdom;

•       “DTAG” refers to Deutsche Telekom AG;

•       “DTT” refers to digital terrestrial television;

•       “EU” refers to the European Union;

•       “ewt” refers to ewt holding GmbH and its subsidiaries, including BN Breitbandnetze GmbH (“Bosch”), acquired in April 2005;

•       “Exchange Notes” refers to the euro denominated 10.750% Senior Notes due 2014 and the dollar denominated 10.625% Senior Notes due 2014 issued by KDG and registered herewith, as described in “The Exchange Offer;”

•       “FNA” refers to the Federal Network Agency (Bundesnetzagentur);

•       “FTA” refers to free-to-air.

•       “iesy” refers to iesy Hessen GmbH & Co. KG;

•       “IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board, or “IASB,” and as adopted by the EU;

•       “ish” refers to ish NRW GmbH;

•       “Kabel BW” refers to Kabel Baden-Württemberg GmbH & Co. KG;

•       “KDBS” refers to Kabel Deutschland Breitband Services GmbH;

•       “KDV” refers to Kabel Deutschland Verwaltungs GmbH;

•       “KDVS” refers to Kabel Deutschland Vertrieb und Service GmbH & Co. KG;

•       “Notes” refers to the Outstanding Notes and the Exchange Notes generally;

•       “Outstanding Notes” refers to the euro denominated 10.750% Senior Notes due 2014 and the dollar denominated 10.625% Senior Notes due 2014 issued by KDG as described in “Description of the Notes;”

•       “PIK Loan” refers to the pay-in-kind loans incurred by Kabel Deutschland Holding GmbH, as described in “Description of Other Indebtedness — PIK Loan;”

•       “PIK Notes” refers to the pay-in-kind notes issued by Kabel Deutschland Holding GmbH, as described in “Description of Other Indebtedness — PIK Notes;”

•       “PrimaCom” refers to PrimaCom AG and its affiliates;

•       “Tele Columbus” refers to Tele Columbus AG & Co. KG and its affiliates;

•       “U.S. GAAP” refers to generally accepted accounting principles in the United States;

•       “United States” or the “U.S.” refer to the United States of America; and

•       “Unity Media” refers to Unity Media GmbH, the parent company of ish, iesy and Tele Columbus.

PRESENTATION OF FINANCIAL INFORMATION

Financial Data

The selected consolidated income statement, balance sheet and cash flow data set forth below for the years ended March 31, 2004, 2005 and 2006 and the three-month periods ended June 30, 2005 and 2006, in each case, for KDG have been derived from KDG’s consolidated financial statements, included elsewhere in this prospectus, which have been prepared on the basis of IFRS as issued by the IASB, London, that are effective and have been adopted by the EU. The designation IFRS also includes all valid International Accounting Standards. All interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and of the former Standing Interpretations Committee (SIC) were also applied.

We have presented financial data for KDG, the issuer of the Notes and beneficial owner of all of the partnership interests in KDVS. We have also presented financial data for KDVS as a guarantor of the Notes.

Non-GAAP Financial Measures

Adjusted EBITDA represents profits from ordinary activities before depreciation, amortization and non-cash compensation, which consists primarily of expenses related to our management equity programs and non-cash restructuring charges. Adjusted EBITDA is a measure used by management to measure our operating performance. Adjusted EBITDA and the related ratios presented in this prospectus are supplemental measures of our performance and liquidity that are not required by, or presented on the basis of, IFRS or U.S. GAAP. Furthermore, Adjusted EBITDA is not a measure of our financial performance or liquidity under IFRS or U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived on the basis of IFRS or U.S. GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense), as well as non-cash expenses related to management equity programs and restructuring. We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar companies. Finally, we present Adjusted EBITDA as a supplemental measure of our ability to service our debt.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. Some of these limitations are:

•       it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•       it does not reflect changes in, or cash requirements for, our working capital needs;

•       it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•       although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA measures, such as Adjusted EBITDA, do not reflect any cash requirements for such replacements;

•       it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•       other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our IFRS results and using EBITDA measures only supplementally. In addition, Adjusted EBITDA is not calculated in the same way that “Consolidated EBITDA” is calculated under the indenture governing the Notes or under the terms of our Senior Facilities. See “Operating and Financial Review and Prospects” and the historical consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

Some financial figures in this prospectus have been rounded and, as a result, figures shown as totals may vary slightly from the exact arithmetic aggregation of the figures that precede them.

SUBSCRIBER DATA

The subscriber data included in this prospectus, including subscriber numbers, penetration rates, average revenue per subscriber, revenue generating units, market shares and churn rates, are derived from management estimates. We have calculated our market share data using our subscriber numbers as of June 30, 2006 based on market data generally available as of June 30, 2006 (or the latest date for which we have such data).

We calculate homes passed based on our estimate of the number of potential subscribers who are passed by our network and to whom we can offer our cable television services.

CURRENCY PRESENTATION

In this prospectus:

•       “$” or “dollars” refer to the lawful currency of the United States; and

•       “€” or “euro” refer to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time.

PROSPECTUS SUMMARY

This summary highlights selected information about the offering and us contained in this prospectus. It does not contain all the information that may be important to you. You should read the entire prospectus, including the financial information and related notes and the sections entitled “Risk Factors” and “Operating and Financial Review and Prospects,” before making an investment decision.

We calculate our market share using our subscriber numbers as of June 30, 2006 based on the market data generally available as of June 30, 2006 (or the latest date for which we have such data).

Our Business

We are the largest cable operator in Germany. We currently operate in 13 of the 16 federal states in Germany, including Germany’s three largest cities, Berlin, Hamburg and Munich. We were formed in 2003 from the combination of cable assets in six of the nine regional cable television regions previously operated by DTAG, together with other network assets owned by DTAG. As of June 30, 2006, our network passed approximately 15.6 million homes and we served, directly or indirectly, approximately 9.6 million basic cable television access subscribers, 549 thousand digital pay television revenue generating units (“RGUs”), approximately 92 thousand highspeed Internet access RGUs and approximately 70 thousand telephony RGUs. In addition, we operate an advanced digital playout facility capable of delivering encrypted digital television signals via satellite up-links to all of Germany. We have a market share of approximately 47.5% in the German cable television market, measured as a proportion of 20.25 million cable television subscribers nationwide.

We generate revenue predominantly through subscription and distribution fees from our analog cable television business, our digital television business, our broadband Internet access business and from other activities. For the year ended March 31, 2006, we generated total revenues of €1,012.1 million, with Adjusted EBITDA (as defined herein) of €401.3 million and capital expenditures (including acquisitions of smaller Level 4 operators) of €151.7 million.

We believe that our customers subscribe to our analog cable television offering for a number of reasons, in particular the quality of our television signal transmission and the plug-and-play character of our services: for instance, no satellite dish or antenna must be installed. Our analog services are complemented by other products, such as digital television offerings, including foreign language television programs, highspeed Internet access (where available) and telephony (where available). Because we have a direct end-customer relationship with approximately 3.0 million of our analog television customers, we believe that we are well placed to offer digital video, highspeed Internet and telephony services to a significant portion of our existing Kabel Anschluss television subscriber base.

Cable access business (Kabel Anschluss).   Our cable access television business generated €906.4 million, or approximately 89.5%, of our total revenues for the twelve months ended March 31, 2006. We generate revenues in our cable access business from subscribers and from broadcasters who pay for access to our network.

•       Cable access subscription fees.   Our current cable access offering, marketed under the brand Kabel Anschluss, consists of 30 to 46 analog television channels (depending on the region served), up to 36 analog radio channels and various digital channels of private and public broadcasters. Subscription payments for our analog cable television business generated in total €834.2 million (82.4%) of our total revenues for the fiscal year ended March 31, 2006.

•       Installation and network connection fees and reimbursements.   Generally, each first-time subscriber is charged an installation fee upon initially connecting to our network. In addition, we generate fees and receive reimbursements for connecting newly built homes to our network. Installation fees and subsidies from private developers or municipalities for new network connections amounted to €6.0 million, or approximately 0.6%, of our total revenues for the year ended March 31, 2006.

•       Analog carriage fees.   In addition to subscription fees paid by our direct and indirect subscribers for the delivery of cable television programming, we are also paid carriage fees by more than 210 national, regional and local broadcasters for the distribution of their programs over our network. Analog carriage fees amounted to €66.2 million, or approximately 6.6%, of our total revenues for the year ended March 31, 2006.

Digital cable television business (Kabel Digital).   Our digital cable television business generates revenue through subscription fees, digital set-top box sales, carriage fees and fees paid to us for services in connection with our digital playout facility. For the year ended March 31, 2006, we generated €71.6 million, or approximately 7.1%, of our total revenues from these business activities.

•       Digital pay-TV subscription fees and box sales.   Homes that are connected to our cable network and have an installed digital set-top box can receive the digital programming of the public broadcasters, ARD and ZDF, and the major private broadcasters free of charge (requires a smartcard). With a subscription, customers can also gain access to Kabel Digital INTERNATIONAL, our own foreign language digital pay television offering, and Kabel Digital HOME, through which we provide television program packages compiled, marketed and sold by us. In April 2004, we launched an expanded digital offering aimed at increasing our competitive position compared to other television platforms and strengthening the loyalty of our existing analog subscribers. We launched the full Kabel Digital HOME package with 30 television (now 33) and 47 radio program streams (now 35) on September 27, 2004. In association with the sale of Kabel Digital HOME products, we also sell digital boxes. In those cases where we deliver our digital cable television signal to a large re-seller of our signal (known in Germany as a “Level 4 operator”) we typically enter into special agreements with these entities. In some cases, we sell directly to the end-user and offer a revenue share to these Level 4 operators; in other cases, we sell the digital products to these Level 4 operators at a discount and these entities resell the package to the end-user. As of June 30, 2006, approximately 549 thousand homes connected to our network subscribed to Kabel Digital products including INTERNATIONAL and HOME. Digital subscription fees and digital box sales generated revenues of approximately €33.1 million, or approximately 3.2%, of our total revenues for the year ended March 31, 2006.

•       Digital carriage fees.   As well as deriving subscription fees for the delivery of our own digital packages, we derive carriage fees for the transmission of digital television programs on behalf of third-party program providers. Programs currently transmitted, besides our own Kabel Digital INTERNATIONAL and Kabel Digital HOME offerings, include the digital television programming offered by the public broadcasters, most of the large private FTA broadcasters and the programs offered by Premiere, a pay television operator in Germany. In addition to receiving carriage fees for distributing programming, we also share in the subscription revenue derived from subscribers who receive the Premiere programming over our network. Carriage fees and revenue share fees for digital programs generated €32.8 million, or approximately 3.2%, of our total revenues for the year ended March 31, 2006.

•       Playout facility fees.   We operate a digital playout facility, which packages, encrypts and distributes programming received from third-party program providers via leased satellite transponders to our network and to the networks of the other regional cable television operators in Germany (iesy and Kabel BW). iesy and Kabel BW pay us fees for these services. Until 31 July 2006 the fees paid by Kabel BW were based on the services used, the cost incurred by us to operate the platform, and the subscribers served. We have agreed with iesy to terminate this arrangement as of the end of 2007. From August 1, 2006 Kabel BW also pays a fixed amount per month. We have agreed with Kabel BW to terminate this agreement as of July 31, 2007 at the latest. In addition, we provide digital playout services related to Premiere programming to ish, iesy and Kabel BW under agreements that expire at the latest at the end of December 2007. For the year ended March 31, 2006, digital playout services generated €3.4 million, or approximately 0.3%, of total revenues.

Broadband Internet services and telephony (Kabel Highspeed and Kabel Phone).   We provide broadband Internet access and telephony services in some areas of our network. As of June 30, 2006, we served approximately 92 thousand highspeed Internet access RGUs and approximately 70 thousand telephony RGUs. We offer broadband Internet products and download capacity under the brand name of Kabel Highspeed. In April 2005, we also launched telephony service in some regions under the brand name of Kabel Phone. Our broadband and telephony operations generated €9.9 million, approximately 1.0%, of our total revenues for the year ended March 31, 2006.

TKS.   Our subsidiary, TKS, provides cable television, Internet and telephony services mainly to U.S. military bases in Germany and certain billing services. Our TKS basic cable television activities are generally included in our analog revenues. Other TKS activities generated €19.8 million, or approximately 2.0%, of our total revenues for the year ended March 31, 2006.

Our Markets

The German television market is the largest in Europe with approximately 36.5 million television homes. Cable television is the leading television signal distribution platform in Germany, with approximately 20.25 million, or 55.5% of television homes using this delivery means, followed by satellite (approximately 14.6 million, or 39.9% of television homes) and terrestrial reception via antenna (approximately 1.7 million, or 4.6% of television homes). Recently, DTT and video distribution via Internet were introduced in Germany.

In Germany, analog terrestrial transmission provides viewers with anywhere from three to 12 analog channels, depending on the area in which the viewer is located. Digital terrestrial television, which has replaced analog terrestrial television in most urban regions, offers between 12 and 24 channels, depending on the area in which the viewer is located. Cable television typically offers 30 to 46 analog channels (depending on the region served). Satellite television also offers more analog channels than analog terrestrial transmission, typically up to 43 German language channels and several hundred international channels. Satellite and cable viewers also receive a variety of digital programming, including pay television services, with satellite viewers typically receiving the highest number of channels. In the case of terrestrial and cable television, subscribers also have access to the programming of smaller regional and local broadcasters.

Free television broadcasters pay fees for the terrestrial transmission of their programming and for transmission via satellite. Similarly, free television broadcasters pay to Level 3 cable network operators and also to some Level 4 cable network operators carriage fees for the distribution of their programming on cable networks. In addition to carriage fees, cable network operators are paid subscription fees either directly or indirectly from viewers receiving their television signals from cable television. We derive carriage fees for delivering digital as well as analog programming, taking into account the current special situation caused by simulcast on programming in analog and digital. In such cases the free television broadcasters pay the greater of analog and digital feed-in fees.

Pay television broadcasters included in one of our pay TV packages currently do not pay feed-in fees. Instead, they generally receive a revenue share from the respective package from KDG.

For historic reasons, the German market developed around an ownership division between the broadcasters (“Level 1”), the regional and local cable distribution network (“Level 2” and “Level 3”) and the in-house cable network (“Level 4” networks). Whereas Deutsche Telekom AG, or DTAG, and its predecessors constructed Level 2 and Level 3 networks (which we and the other regional cable companies now own and operate) and, to a limited extent, also Level 4 in-house networks, most of the Level 4 networks consist primarily of in-house wiring constructed by electricians, housing associations and local cable network operators, known as Level 4 operators. In recent years, some industry consolidation has occurred, such as consolidation among Level 4 operators, the acquisition of small Level 4 operators by regional cable companies, the business combination of a large Level 4 operator with regional cable companies and construction by some Level 4 operators of their own Level 3 networks. Although there may be further industry consolidation in the future, Level 4 operators currently remain primarily resellers of signal received from us, the other regional cable companies and satellite operators. The German Level 4 market tends to be characterized by smaller scale operators, although there are some larger operators such as Tele Columbus, ewt and PrimaCom. Tele Columbus was recently consolidated with regional cable network operator Unity Media (which is itself the result of a merger of ish and iesy, two regional cable companies).

We offer our services directly to homes or small apartment blocks (typically with one to 12 dwellings). We also offer our services indirectly through large housing associations and Level 4 operators for resale to their own subscribers. Subscription fees per subscriber are generally higher for direct subscribers as compared to those generated from Level 4 operators or housing associations, both of which aggregate large numbers of subscribers behind individual connection points. Of our approximately 9.6 million analog cable customers, approximately 3.0 million end-users have a direct contractual relationship with us, the remainder being tenants of housing associations (approximately 3.2 million) or customers of Level 4 operators (approximately 3.0 million).

We provide broadband Internet access and telephony services in some areas of our network. As of June 30, 2006, we served approximately 92 thousand highspeed Internet access RGUs and approximately 70 thousand telephony RGUs. We offer broadband Internet products under the brand name of Kabel Highspeed. In April of 2005, we also launched telephony service in certain regions under the brand name of Kabel Phone.

Germany is the largest Internet market in Europe. Technologies with transmission-line speeds higher than those for ISDN are generally classified as broadband. These include all fixed-line technologies, such as DSL, FTTH and Internet access via cable or powerline. In addition, satellite services and mobile technologies, such as UMTS, WLAN and WiMax, are usually also classified as broadband. Whereas analog dial-up modems may be used throughout Germany to connect to the Internet, the availability of all other means of access may be limited in certain regions.

The German broadband Internet market primarily comprises four access technologies: DSL, cable, powerline and satellite, with DSL as the dominant access platform. The remaining Internet subscribers use narrowband access technology, in particular analog dial-up services.

Despite rapid growth, broadband penetration is relatively low compared with other European countries.

The market for fixed-line residential telephony is well established in Germany and is the largest in Europe. The market also has a high digitization rate, DTAG clearly dominates the market although, as a result of deregulation since 1998, the market share of DTAG has been decreasing both in terms of fixed-line telephone channels and minutes sold. Furthermore, the introduction of VoIP services further opens up this market to allow Internet service providers to offer telephony in conjunction with broadband Internet service.

Our Network

In total, our network extends over more than 261,000 kilometers throughout the regions in which we currently operate and passes approximately 15.6 million households. DTAG and its predecessors constructed both the cable television and fixed-line telephony networks, and certain parts of the infrastructure (including cable ducts, towers, fiber optic transmission systems, and equipment locations) are shared by both the DTAG telephony service and our cable television businesses. We lease these assets from DTAG under the SLAs. For a description of the SLAs, see “Risk Factors — Risks Relating to Our Business — We rely on DTAG and certain of its affiliates for a significant part of our network.”

Our standard analog cable television network was originally constructed using tree architecture, to deliver 470 MHz one-way signals. Within this bandwidth in our network, the standard allocation uses 34 channels for analog and 17 channels for digital television services. Currently, 15 digital channels are being utilized. With our current compression technology, up to 12 digital television program streams can be assigned to one digital channel. Once we upgrade to a new modulation technology (QAM 256), which is expected in the Fourth quarter of 2006, we will be able to assign up to 16 digital television program streams to a digital channel. Technically, it is possible to convert every analog channel into a digital channel by using specific digital headend equipment for such channels. For a discussion of the planned upgrade to QAM 256, see “ — Our Strategies — Maintain Subscribers and Grow Number of Revenue Generating Units (known as “RGUs”) through Enhanced Product Offerings.”

Our standard network is served by 52 master headends that receive analog television broadcast signals from satellite, terrestrial or, in some cases, direct feeds from program providers or broadcasters. The incoming signals are processed, assigned to channel positions and amplified for distribution. These 52 master headends transmit the signals to approximately 370 supply areas, primarily via fiber optic transmission. We also have 757 local headends (including Level 4 headends) that receive signals or direct feeds from program providers or broadcasters for distribution independent of a master headend. Approximately 320 of the master headends and local headends also receive digital signals via satellite from our digital playout center for distribution through the cable television network. All master headends and the vast majority of the local headends are located in facilities owned by DTAG. We lease these facilities from DTAG under the SLAs. The received signals at the headends are distributed primarily by co-axial cable, but in some cases fiber optic, to approximately 2,200 hubs. In most cases we own the co-axial cable, but we typically lease the fiber optic network from DTAG under the SLAs and other agreements. The hubs are pure distribution points where no content is added.

From the hubs, A-lines (primarily extension lines) extend through public right of ways (öffentlich-rechtliche Wegerechte) to approximately 2.2 million splitters. Extension lines and drops then extend the splitters to connection points. In total there are approximately 4.2 million connection points available on the network. In the case of multi-unit dwellings, the connection point may be located in the basement of the building. At the connection point, our own Level 4 network, housing associations or other Level 4 operators connect to our network. All third parties connecting to the network are required to meet our technical standards.

In general, the network is comprised of co-axial cables that are either buried in the ground or housed in cable ducts. The ducts are typically owned by DTAG and we lease duct space for our network under the SLAs. The distribution plant is powered by approximately 133,500 amplifiers. With the exception of the duct and fiber, we operate all of the distribution plant and associated electronics ourselves. We purchase the electrical power required to operate the master headends, local headends and amplifiers through DTAG under the SLAs. Purchasing the power from DTAG is necessary because, in many cases, the same power source supplies DTAG’s telephone plant and our cable plant. In general, DTAG sells the power to us at cost plus a margin of approximately 5%. We believe that we would not be able to purchase power on better terms from another source because we benefit from DTAG’s buying power.

Since our formation, we have upgraded additional portions of our Level 3 network based on a technology allowing us to transmit bidirectional 614 MHz-signals, which enables us to deliver HSI and telephony services. This technology does not require fundamental changes to our network structure. To upgrade our Level 3 network, we only need to replace the active components of the amplifiers and the hubs and install additional headend equipment to monitor and deliver Internet traffic. In addition, HSI and telephony services typically also require an upgrade of the Level 4 in-house networks. A portion of our Level 3 network, passing approximately 6.0 million homes, had been upgraded as of the end of June 2006 and based upon current upgrade projects, we expect to have approximately 8.7 million homes passed by our upgraded network by the end of March 2007.

Our Strengths

Cable is the leading medium for the delivery of television services in Germany.   Approximately 20.25 million (55.5%) of the approximately 36.5 million German television homes are connected to a cable television network allowing them to receive cable television services on their television screens without further equipment or installation. As of June 30, 2006, our network passed approximately 15.6 million homes and we provided analog cable television services to approximately 9.6 million households (62% of the homes passed). This customer base is both large and diverse. Many of our housing association and Level 4 customers have entered into multi-year contracts with us, and many of our direct customers (generally either individual homeowners or tenants in smaller multi-unit dwellings) prepay their subscription fees via direct debit on an annual, quarterly or monthly basis.

Scope for broadband growth.   We believe that broadband penetration in the German market is well below the European average. Based on our recent experience with broadband roll-out in Rhineland-Palatinate and Saarland, we believe there is a substantial growth opportunity for our broadband services. Our current pricing and bandwidth are attractive in the German market and, given that we own our network, we have margin and capacity advantages over some of our competitors.

Experienced management teams advisors and shareholders.   Our management team and their advisors have significant experience in the cable, television and telecommunications industries in Germany. Christof Wahl, the Speaker of the Management Board and Chief Operating Officer of KDG, has over 13 years of international experience in the telecommunications and information technology industries, including as president of the Siemens ICN Carrier business, the carrier networks business of Siemens, which is a leading global provider of communication solutions for enterprises and carriers. The Chief Financial Officer of KDG, Paul Thomason, was previously CEO and CFO of PrimaCom and, prior to that, CFO of KabelMedia, a predecessor of PrimaCom. The Chief Commercial Officer (appointed May 1, 2005), Rainer Wittenberg, is a former member of the management board of Bertelsmann Direct Group (“BDG”) where he was responsible for BDG’s German, Austrian, Swiss and Eastern European operations. In December 2005, Manuel Cubero was promoted to Managing Director for the Cable Television and Content areas. Mr. Cubero was formerly the director for these areas and brings several years of industry experience to this position, having worked for Kirch Media Group in various management positions. In May 2005, Tony Ball joined the Company as Chairman of KDV’s Advisory Board. Mr. Ball was formerly CEO of BskyB, the largest pay-TV operator in the United Kingdom. He has agreed to an active role in the Company, spending two to three days a week at the Company’s headquarters and regularly attending weekly management team meetings.

Following the acquisition described under “Principal Interest Owners — The Acquisition” (the “Acquisition”), our principal owners are funds affiliated with or advised or managed by Providence Equity Partners (“Providence”). Providence provides us with telecommunications and media operating experience and financial expertise.

Our Strategies

We currently hold a leading position in German cable television distribution. We aim to build on this strong market position and leverage our high quality infrastructure to also become a leading provider of digital video, broadband Internet and telephony services in Germany. We plan to thus further strengthen our existing subscriber base and to increase the penetration in our core markets by selectively introducing new services and enhancing existing products. At the same time we are focusing on increasing the efficiency of our processes. The key components of our strategy are as follows:

Maintain Subscribers and Grow Number of Revenue Generating Units (known as “RGUs”) through Enhanced Product Offerings

•       Maintain our leadership in analog and digital cable television services.   We intend to maintain our position in the cable television market by introducing innovative television products and expanding the range of broadcasting services we currently offer. We believe that continued investments in the product, customer service and marketing are essential.

•       Introducing new cable television services and increasing the content quality.   We believe new and/or enhanced services assist our efforts to retain customers against competitive threats from satellite and new technologies, like DTT or IPTV. Since the launch of our pay television products, such as Kabel Digital HOME, we have continued to add new channels and packages and plan to continue to do so in the future. In addition to our pay television packaging, we have begun to market a pay-per-view movie and adult service in mid July 2006. On the free television side we constantly optimize the digital channel line-up to enhance the quality and quantity of our services.

•       Continue to push digitalization of the network.   We intend to promote the benefits of digital cable television. By going digital we are able to more effectively use our network bandwidths allowing us to increase the number and range of channels within our Kabel Anschluss and Kabel Digital offerings. To further increase the capacity in our network, we are planning to upgrade the modulation technology on our digital cable television platform to QAM 256 during the course of 2006. This will allow us to send up to 16 digital video streams per channel versus the current 12 streams (only certain channels are able to be upgraded to that extent).

•       Continue to grow broadband Internet access and telephony services.   We also intend to continue to focus on expanding our customer base for our Kabel Highspeed broadband Internet access and Kabel Phone telephony services through various sales channels, by cross-selling services to our existing customer base and through further investments in the Internet upgrade of additional regions. We have only recently launched telephony services in all Internet upgraded areas. We have entered the market with aggressive prices. We will monitor subscriber development and market conditions to be able to react accordingly to changing market parameters.

•       Accelerated upgrade of the network for new and enhanced broadband Internet and telephony offerings.   We intend to expand the reach of our broadband Internet and telephony services beyond the existing upgraded homes passed. We plan to accelerate the upgrade of the network and will continue to upgrade areas wherever the network density and end-customer profile justify the investment. We currently estimate that we will upgrade a substantial portion of the network over the next two to three years. Our upgrade strategy entails upgrading the network in phases, thereby allowing us to continuously monitor the results from existing upgraded areas, developments in the competitive environment and changes within the regulatory framework.

•       Offer triple play bundled services.   Similarly to other markets in Europe we believe there is potential for customer acquisition and retention through the bundling of our cable television, broadband Internet and telephony services. First experiences with triple play offers in a test region, where we entered the market with very aggressive prices, have proved successful. We will continue to offer bundles to improve ARPU, reduce customer acquisition costs, lower churn rates and maintain low maintenance expenses.

Continued Increase of our Sales Effectiveness

•       Improving the efficiency of our sales force.   We have restructured our sales organization to increase our sales focus on large clients and key accounts. Furthermore, we have aligned our sales activities with the major customer segments: direct-subscribers, indirect-subscribers (through housing associations) and wholesale (through Level 4 operators). We believe this organizational structure has allowed us to better serve all three major customer segments. We further believe that an increased sales and customer service presence will help us to compete more effectively for customer contracts, and as a result, increase our subscriber base and improve customer retention. Going forward, we will continually review the effectiveness of our various sales channels and will make adjustments as we deem necessary.

•       Entering into direct relationships with housing associations and increasing the number of marketable subscribers.   We aim to enter into a greater number of direct contracts with housing associations. In exchange for upgrading the Level 4 infrastructure, we obtain a higher contribution margin than on contracts directly with Level 4 operators. In addition, the contracts with housing associations give us closer contact with the end-customer than contracts with Level 4 operators. In existing and new relationships with housing associations, we also attempt to enter into contracts that allow us to market our Kabel Digital, Kabel Highspeed and Kabel Phone products and services directly to the tenants. Permission to sell directly to end-customers allows us to market our services more effectively and increases brand recognition.

•       Cooperating with Level 4 operators.   In order to further leverage our network investments, we have entered into resale agreements with Level 4 operators for our Kabel Digital and highspeed Internet products and we intend to do so with respect to our telephony products. In this business model, the Level 4 operator pays for all required investment in the in-house infrastructure and receives the product from us at a discount. We believe these additional services add a strong incentive to stay connected to our network.

•       Complementary acquisitions.   We intend to pursue selective acquisitions of Level 4 operators. We will look to accelerate the integration of the Level 3 and Level 4 networks. Strategically, Level 4 acquisitions and consolidation positively impact our new products, particularly Kabel Highspeed and Kabel Phone, in two ways. First, acquisitions can make unattractive areas economically viable by increasing the network density. Second, by bringing us one step closer to the customer, we believe acquisitions can increase our ability to attract subscribers since we can market directly to potential customers.

Continued Focus on Operational Excellence

•       Maintain our focus on customer satisfaction and operational excellence.   To retain the subscriber base and improve the quality of service provided to customers, we have instituted a program to increase the availability and service of our call centers, thereby improving performance on our service hotline and reaction time with respect to network outages. We will continue to focus on operational excellence with a goal of delivering products with the best combination of consistent quality, lower cost and faster cycle times. We place the customer first and will continue to improve the customer experience while emphasizing efficiency and reliability.

•       Investments in IT.   We will continue to invest in our IT systems as we introduce new products and services. In order to ensure an efficient customer service experience, we will also continue to invest in IT to streamline and automate processes.

Summary Corporate and Financial Structure

The following chart sets forth a simplified summary of our corporate and financing structure after giving effect to the offering of the Notes and the Refinancing. For more information regarding the debt obligations identified in this diagram, please refer to the section “Description of Other Indebtedness:”

(1)    Interests in Cayman Cable Holding L.P. are owned by affiliates of Providence Equity Partners, a co-investor, and management. For more information regarding our shareholders, see “Principal Interest Owners.”

(2)    The Notes are guaranteed by KDVS on a senior subordinated basis.

(3)    KDVS conducts substantially all of our operations, although some operations are conducted by subsidiaries of KDVS and KDG.

(4)    KDG is the beneficial owner of 100% of the partnership interests in KDVS. The Notes are secured by second ranking pledges of the limited partnership interests in KDVS and the shares of KDVS’ general partner, KDV. Pursuant to an intercreditor agreement, the second ranking pledges rank behind pledges in favor of our Senior Credit Facilities. The second ranking pledges may also, in the future, rank behind or ratably with pledges in favor of other debt of KDG. Our Senior Credit Facilities are also secured by the assignment of substantially all of the assets of KDVS.

(5)    Our Senior Credit Facilities are guaranteed by KDG on a senior basis.

Our Address

Our principal executive offices are located at Betastrasse 6-8, Unterföhring 85774, Germany. Our telephone number is +49-89-96010-100. We maintain websites at www.kabeldeutschland.de and www.kabeldeutschland.com. Information contained on our websites does not constitute a part of this offering and is not incorporated by reference herein.

The Exchange Offer

General

In connection with the private offering in July 2004, we entered into a registration rights agreement with Deutsche Bank AG London, Morgan Stanley & Co. International Limited, Citigroup Global Markets Limited and Goldman Sachs International as the representatives of the several initial purchasers in which we agreed, among other things, to file a prospectus with the SEC no later than April 30, 2006, and to use our reasonable best efforts to cause such prospectus to become effective within 180 days after April 30, 2006. The exchange offer is intended to satisfy your rights under the registration rights agreement. You are entitled to exchange in the exchange offer your Outstanding Notes for Exchange Notes which are identical in all material respects to the Outstanding Notes except:

•  the Exchange Notes have been registered under the Securities Act;

•  the Exchange Notes are not entitled to certain registration rights which are applicable to the Outstanding Notes under the registration rights agreement; and

•  the additional interest provisions of the registration rights agreement are not applicable.

The Exchange offer

We are offering to exchange:

•  up to €250,000,000 aggregate principal amount of our 10.750% Senior Notes due 2014, which have been registered under the Securities Act of 1933, for any and all of our outstanding 10.750% Senior Notes due 2014.

•  up to $610,000,000 aggregate principal amount of our 10.625% Senior Notes due 2014, which have been registered under the Securities Act of 1933, for any and all of our outstanding 10.625% Senior Notes due 2014.

•  You may only exchange Outstanding Notes in a principal amount of €50,000 or in integral multiples of €1,000 in excess thereof in the case of the Outstanding Euro Notes and in a principal amount of $75,000 or in integral multiples of $1,000 in excess thereof in the case of the Outstanding Dollar Notes.

Resale

Based on an interpretation by the staff of the Securities and Exchange Commission, or the SEC, set forth in no-action letters issued to third parties, we believe that the Exchange Notes to be issued pursuant to the exchange offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you are acquiring the Exchange Notes in the ordinary course of your business and that you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes and if you are a person in the United Kingdom, that your ordinary activities involve you in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of your business and that you are not acting on behalf of any person who could not truthfully make the foregoing representations.

If you are a broker-dealer and receive Exchange Notes for your own account in exchange for Outstanding Notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the Exchange Notes. See “The Exchange Offer — Terms of the Exchange Offer” and “Plan of Distribution.”

Any holder of Outstanding Notes who:

•  is our affiliate;

•  does not acquire Exchange Notes in the ordinary course of its business; or

•  tenders its Outstanding Notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of Exchange Notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated(available June 5, 1991) and Exxon Capital Holdings Corporation(available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, available July 2, 1993, or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes.

Expiration date	The exchange offer will expire at 5:00 PM, New York time, on November 2, 2006, or such date and time to which we extend the exchange offer.

Withdrawal

You may withdraw the tender of your Outstanding Notes at any time prior to the expiration of the exchange offer. We will return to you any of your Outstanding Notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.

Conditions to the exchange offer	The exchange offer is subject to customary conditions, which we may waive. See “The Exchange Offer — Conditions to the Exchange Offer” for more information regarding conditions to the exchange offer.
Procedures for tendering Outstanding
Notes

If you wish to participate in the Exchange Offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the Outstanding Notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal so that it is received prior to the expiration date. Please note that if the expiration date falls on a day that is not a business day, these materials must be received by the immediately prior business day. If you hold Outstanding Dollar Notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC and if you hold Outstanding Euro Notes through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream, Luxembourg Banking, societe anonyme (“Clearstream, Luxembourg”) and wish to participate in the exchange offer, you must comply with the procedures of Euroclear or Clearstream, Luxembourg, as applicable, in each case, by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•  you are not our “affiliate” within the meaning of Rule 405 under the Securities Act or, if you are our affiliate, that you will comply with any applicable registration and prospectus delivery requirements of the Securities Act;

•  you do not have an arrangement or understanding with any person or entity to participate in the distribution of the Exchange Notes;

•  you are acquiring the Exchange Notes in the ordinary course of your business; and

•  if you are a broker-dealer that will receive Exchange Notes for your own account in exchange for Outstanding Notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such Exchange Notes.

•  if you are a person in the United Kingdom, that your ordinary activities involve you in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of your business and that you are not acting on behalf of any person who could not truthfully make the foregoing representations.

Special procedures for beneficial
owners

If you are a beneficial owner of Outstanding Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those Outstanding Notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those Outstanding Notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Outstanding Notes, either make appropriate arrangements to register ownership of the Outstanding Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed before the expiration date.

Effect on holders of Outstanding Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered Outstanding Notes pursuant to the terms of, the exchange offer, we will have fulfilled a covenant under the registration rights agreement. Accordingly, there will be no increase in the interest rate on the Outstanding Notes under the circumstances described in the registration rights agreement. If you do not tender your Outstanding Notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the Outstanding Notes as set forth in the indenture, except we will not have any further obligation to you to provide for the exchange and registration of the Outstanding Notes under the registration rights agreement. To the extent that Outstanding Notes are tendered and accepted in the exchange offer, the trading market for Outstanding Notes could be adversely affected.

Consequences of failure to exchange

All untendered Outstanding Notes will continue to be subject to the restrictions on transfer set forth in the Outstanding Notes and in the indenture. In general, the Outstanding Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this exchange offer, we do not currently anticipate that we will register the Outstanding Notes under the Securities Act.

United States Tax Considerations

The exchange of the Outstanding Notes for Exchange Notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Tax Considerations — United States Tax Considerations.”

Use of proceeds	We will not receive any cash proceeds from the issuance of Exchange Notes in the exchange offer.
Exchange Agent

The Bank of New York, London Branch is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer — Exchange Agent” of this prospectus.

The Exchange Notes

The summary below describes the principal terms of the Notes, the Guarantee and the Security. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the Notes, the Guarantee and the Security, including the definitions of certain terms used in this summary.

Issuer	Kabel Deutschland GmbH
Notes Offered

€250 million aggregate principal amount of 10.750% Senior Notes due 2014 (the “Euro Exchange Notes”) and $610 million aggregate principal amount of 10.625% Senior Notes due 2014 (the “Dollar Exchange Notes” and, with the Euro Exchange Notes, the “Exchange Notes”).

Maturity Date	July 1, 2014.
Interest Payment Dates	Semi-annually each January 1 and July 1, commencing January 1, 2007. Interest will accrue from the most recent date to which interest has been paid or duly provided for under the Outstanding Notes.
Denominations	Each Euro Exchange Note will have a minimum denomination of €50,000, each Dollar Exchange Note will have a minimum denomination of $75,000.
Ranking of the Exchange Notes	The Exchange Notes will be senior obligations of KDG and will rank equal with all existing and future debt of KDG, other than debt expressly subordinated to the Exchange Notes.

KDG is a holding company with no revenue-generating operations of its own. In order to make payments on the Exchange Notes or to meet other obligations, it will be dependent on receiving payments from its operating subsidiaries.

Guarantee	The Exchange Notes will be guaranteed (the “Guarantee”) on a senior subordinated basis by KDG’s wholly-owned subsidiary, Kabel Deutschland Vertrieb und Service GmbH & Co. KG (“KDVS”).

The Guarantee is subject to release in certain circumstances described herein, including in relation to a sale of the partnership interests in KDVS pursuant to an enforcement of the security in favor of the Senior Credit Facilities. The Guarantee is also subject to limitations under German law. See “Risk Factors — Risks Relating to the Notes, the Guarantee and the Security.”

Ranking of the Guarantee

The Guarantee will be a senior subordinated obligation of KDVS and will rank junior in right of payment to all of its existing and future unsubordinated debt. The Guarantee will rank senior to all existing and future obligations of KDVS expressly subordinated to the Guarantee. The Guarantee will be effectively subordinated in right of payment to all of KDVS’ existing and future secured debt (including under our Senior Credit Facilities), to the extent of the value of the assets securing such debt, and to all liabilities of any subsidiary of KDVS.

As of March 31, 2006, KDVS had a total of approximately €1,226 million of indebtedness to which the Guarantee would be subordinated.

Security

The Exchange Notes will be secured (the “Security”) by second priority pledges of the partnership interests in KDVS and a second priority pledge of the shares in Kabel Deutschland Verwaltungs GmbH (“KDV”), the general partner of KDVS. These pledges rank behind the pledges of the partnership interest in KDVS and a pledge of the shares of KDV, in each case in favor of our Senior Credit Facilities. Proceeds from the enforcement of the Security will be applied to amounts owed by KDG under the Exchange Notes after prior satisfaction of all claims due to the lenders under the Senior Credit Facilities. The Security may in the future rank behind security in favor of other senior debt of KDG or KDVS or ratably with other debt of KDG or KDVS. The Security may also be shared ratably with additional Exchange Notes, if any. The Security is subject to limitations under German law and may be released in certain circumstances. See “Risk Factors — Risks Relating to the Notes, the Guarantee and the Security.”

Optional Redemption

We may redeem all or part of the Exchange Notes on or after July 1, 2009, at the redemption prices listed in “Description of the Notes — Optional Redemption.”

At any time prior to July 1, 2009, we may redeem all or part of the Exchange Notes by paying a “make whole” premium as described under “Description of the Notes — Optional Redemption.”

On or before July 1, 2007, we may use the proceeds of equity offerings to redeem up to 35% of the original principal amount of each series of the Exchange Notes at a redemption price equal to 110.750% of their principal amount (in respect of the Euro Exchange Notes) or 110.625% of their principal amount (in respect of the Dollar Exchange Notes), in each case, plus accrued and unpaid interest, provided that at least 65% of the aggregate principal amount of each series of the Exchange Notes remains outstanding after the redemption. See “Description of the Notes — Optional Redemption.”

Tax Redemption

We may also redeem the Exchange Notes in whole, but not in part, at any time, upon giving proper notice, if changes in tax laws impose certain withholding taxes on amounts payable on the Exchange Notes. If we decide to do this, we must pay you a price equal to the principal amount of the Exchange Notes plus interest and certain other amounts. See “Description of the Notes — Redemption for Taxation Reasons.”

Change of Control

If we experience a Change of Control, we will be required to offer to repurchase the Exchange Notes at 101% of their principal amount, plus accrued and unpaid interest. See “Description of the Notes — Change of Control.”

Covenants	We will issue the Exchange Notes and the Guarantee under the Indenture. The Indenture will limit, among other things, our ability to:

•  incur additional indebtedness;

•  pay dividends or make other distributions;

•  make certain other restricted payments and investments;

•  create liens;

•  impose restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

•  transfer or sell assets;

•  merge or consolidate with other entities; and

•  enter into transactions with affiliates.

Each of the covenants is subject to a number of important exceptions and qualifications. See “Description of the Notes — Certain Covenants.”
Additional Notes

Additional Notes may be issued from time to time under the Indenture and, if issued, would benefit from the pledges described under “— Security” above and from the Guarantee. Any such additional Notes may form the same series with and will be governed by the same indenture as the Exchange Notes offered hereby.

No Prior Market

The Exchange Notes will be new securities for which there is currently no market. They will not be fungible with the Outstanding Notes for which they will be offered in exchange. Although certain institutions may make a market in the Notes, they are not obligated to do so and may discontinue any market-making at any time without notice. Accordingly, we cannot assure you that a liquid market for the Exchange Notes will develop or be maintained.

Listing	Application will be made to list the Exchange Notes on the Irish Exchange.
Governing Law

The Notes and the indenture governing the Notes and the Guarantee are governed by the laws of the State of New York. The second priority pledges are governed by German law, and the intercreditor agreement is governed by English law.

You should refer to the section entitled “Risk Factors” beginning on page 33 for an explanation of certain risks involved in investing in the Notes.

Summary Financial Information

The following summary financial data for the fiscal years ended March 31, 2004, 2005 and 2006 are derived from the audited consolidated financial statements of KDG, included elsewhere in this prospectus, which have been prepared on the basis of IFRS issued by the IASB, London, adopted by the EU and applicable to KDG. The financial data for the three-month periods ended June 30, 2005 and 2006 are derived from unaudited consolidated financial statements of KDG, which have also been prepared on the basis of IFRS and are included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three-month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the entire fiscal year ending March 31, 2007. The summary consolidated data presented below should be read in conjunction with KDG’s consolidated financial statements, related notes thereto and other financial information included elsewhere in this prospectus.

We were formed in March 2003 and do not possess financial data for the prior periods.

	Year ended March 31,			Three-month period ended June 30,(7)
	2004	2005(6)	2006	2005	2006
	(€millions, except percentages)
Consolidated income statement data
Revenues	962.1	1,003.2	1,012.1	251.1	265.7
Cost of services rendered(1)	(616.5)	(573.4)	(490.1)	(117.8)	(134.6)
Other operating income	33.9	17.9	12.5	2.5	2.2
Selling expenses(2)	(220.5)	(262.5)	(277.0)	(62.5)	(72.2)
General and administrative expenses(3)	(115.5)	(110.3)	(102.4)	(20.2)	(26.5)
Profit from ordinary activities	43.5	74.9	155.1	53.1	34.6
Interest income	4.0	11.4	2.8	0.6	0.9
Interest expenses	(213.9)	(179.8)	(228.8)	(44.1)	(42.6)
Depreciation on investments and other securities	0.0	(0.3)	(0.1)	0.3	0.3
Income from associated companies	0.6	0.7	0.5	0.4	0.5
Profit (Loss) before taxes	(165.8)	(93.1)	(70.5)	10.3	(6.3)
Taxes on income	13.9	(9.5)	(6.3)	(1.4)	(9.5)
Net Profit (Net loss)	(151.9)	(102.6)	(76.8)	8.9	(15.8)
U.S. GAAP Consolidated income statement data
Total revenues	962.1	1,003.2	1,012.1
Net loss	(120.0)	(107.7)	(34.3)
Other Financial Data
Adjusted EBITDA(4)	428.0	408.0	401.3	107.4	90.5
Adjusted EBITDA margin(5)	44.5%	40.7%	39.7%	42.8%	34.1%

(1) Includes €117.4 million of depreciation and amortization in the fiscal year ended March 31, 2006 (€206.7 million and €261.8 million in the fiscal years ended March 31, 2005 and 2004, respectively) and €31.0 million and €28.3 million in the three-month periods ended June 30, 2006 and 2005, respectively.

(2) Includes €88.2 million of depreciation and amortization in the fiscal year ended March 31, 2006 (€81.2 million and €92.4 million in the fiscal years ended March 31, 2005 and 2004, respectively) and €22.4 million and €21.6 million in the three-month periods ended June 30, 2006 and 2005, respectively.

(3) Includes €15.2 million of depreciation and amortization in the fiscal year ended March 31, 2006 (€9.8 million and €10.1 million in the fiscal years ended March 31, 2005 and 2004, respectively) and €3.9 million and €3.2 million in the three-month periods ended June 30, 2006 and 2005, respectively.

(4) Profit from ordinary activities before depreciation, amortization, compensation, which consists primarily of expenses related to our management equity programs and non-cash restructuring expense

(“Adjusted EBITDA”), is a measure used by management to measure our operating performance. Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense) and certain expenses not paid in cash. Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that “Consolidated EBITDA” will be calculated under the indenture governing the Notes or under the terms of the Senior Credit Facilities. However, we believe Adjusted EBITDA or similar terms are commonly used to compare the operating activities of cable television companies.

(5) Adjusted EBITDA margin is a calculation of Adjusted EBITDA as a percentage of total revenues.

(6) As discussed in footnotes 3.7, 3.8, 5.5 and 6 to the audited financial statements the Company adopted international accounting standards No. 39 effective April 1, 2004.

(7) The IFRS interim information for the three-month periods ended June 30, 2005 and 2006 is derived from the financial information posted on the Company’s website and included herein on page F-92. Such financial information is incomplete in that it does not include all disclosures required under SEC rules and regulations including a reconciliation to US GAAP.

IFRS reconciliation of Adjusted EBITDA to profit from ordinary activities

	Year ended March 31,			Three-month period ended June 30,
	2004	2005	2006	2005	2006
	(€millions)
Adjusted EBITDA	428.0	408.0	401.3	107.4	90.5
Depreciation and amortization	(364.3)	(297.7)	(220.8)	(53.2)	(57.4)
MEP-related expenses	(6.7)	(35.4)	(19.2)	(1.1)	1.5
Restructuring expense	(13.5)	0.0	(6.2)	0.0	0.0
Profit from ordinary activities	43.5	74.9	155.1	53.1	34.6

	As of March 31,			Three-month period ended June 30,
	2004	2005	2006	2005	2006
	(€millions)
Consolidated balance sheet data
Cash & cash equivalents	184.7	132.8	225.1	158.3	60.8
Other current	240.4	128.0	171.4	123.1	181.2
Intangible assets	630.6	582.4	519.7	563.0	507.9
Tangible assets	1,028.2	900.5	902.7	886.4	906.3
Other non-current	6.6	14.5	7.0	14.3	7.6
Total assets	2,090.5	1,758.2	1,825.9	1,745.1	1,663.8
Liabilities to banks/bondholders	1,645.4	1,952.2	1,988.1	1,977.6	1,906.8
Other liabilities	524.7	560.8	647.2	514.1	584.1
Total liabilities	2,170.1	2,513.0	2,635.3	2,491.7	2,490.9
Equity	(79.6)	(754.8)	(809.4)	(746.6)	(827.1)
U.S. GAAP Consolidated balance sheet data
Long term obligations	1,367.6	2,076.5	1,975.3
Total assets	2,032.6	1,876.9	1,933.0

	Year ended March 31,			Three-month period ended June 30,
	2004	2005	2006	2005	2006
	(€millions)
Cash flow statement data
Cash flow from operating activities	354.6	368.6	399.3	64.0	9.5
Cash flow from investing activities	(57.9)	(124.7)	(148.1)	(19.2)	(48.4)
Cash flow from financing activities	(280.5)	(295.6)	(158.8)	(19.6)	(125.7)

	Year ended March 31,			Three-month period ended June 30,
	2004	2005	2006	2005	2006
	(€millions, except percentages)
Revenues summary
Analog revenues (Kabel Anschluss)
Subscription fees	822.2	842.6	834.2	208.7	210.1
% of revenues	85.5%	84.0%	82.5%	83.1%	79.1%
Installation fees	11.3	8.9	6.0	1.8	1.3
% of revenues	1.2%	0.9%	0.6%	0.7%	0.5%
Analog carriage fees	62.3	64.5	66.2	17.4	18.1
% of revenues	6.5%	6.4%	6.6%	6.9%	6.8%
Digital revenues (Kabel Digital)
Subscription fees	5.2	9.7	27.7	4.8	11.1
% of revenues	0.5%	1.0%	2.7%	1.9%	4.2%
Digital box sales	0.0	9.6	5.4	1.5	0.3
% of revenues	0.0%	1.0%	0.5%	0.6%	0.1%
Digital carriage fees	34.8	33.2	32.8	8.2	8.2
% of revenues	3.6%	3.3%	3.2%	3.3%	3.1%
Other digital revenues	0.0	2.6	2.3	0.2	1.1
% of revenues	0.0%	0.3%	0.2%	0.1%	0.4%
Digital playout services	7.6	6.9	3.4	1.0	1.2
% of revenues	0.8%	0.7%	0.3%	0.4%	0.4%
Kabel Highspeed	1.2	2.8	9.9	1.1	9.0
% of revenues	0.1%	0.3%	1.0%	0.4%	3.4%
TKS non-cable TV and other	17.5	22.4	24.2	6.4	5.3
% of revenues	1.8%	2.2%	2.4%	2.6%	2.0%
Total revenues	962.1	1,003.2	1,012.1	251.1	265.7

	As of March 31,
	2004	2005	2006
	(‘000s, except percentages)
Subscriber Numbers and Revenue Generating Units
Homes passed	15,300	15,600	15,500
Kabel Anschluss subscribers	9,626	9,640	9,581
% penetration(1)	63%	62%	62%
Kabel Digital	81	224	479
Kabel Highspeed	5	12	61
Kabel Phone	0	0	40
Total RGUs(2)	9,712	9,876	10.161

(1)    Number of subscribers at the end of the relevant period as a percentage of the number of homes passed by KDG’s network at the end of the relevant period.

(2)    Revenue generating units (“RGUs”) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but two RGUs.

	Year ended March 31,
	2004	2005	2006
	(€)
ARPU(1)
Kabel Anschluss	7.07	7.19	7.26
Kabel Digital	n/a	6.38	6.97
Kabel Highspeed	n/a	26.40	21.08
Kabel Phone	n/a	n/a	27.40
Total Blended ARPU(2)	n/a	7.19	7.30

(1)    Average revenue per unit (“ARPU”) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of subscribers for that period and the number of months in that period.

(2)    Total blended ARPU is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Highspeed and Kabel Phone subscription revenues (excluding installation fees) for the relevant period by the average number of subscribers for that period and the number of months in the period.

Ratio of Earnings to Fixed Charges

	Year ended March 31,			Three-month period ended June 30,
	2004	2005	2006	2005	2006
Ratio of earnings to fixed charges	N/A	N/A	N/A	1.15	N/A
Deficiency amount (thousand €)	165,649	93,248	70,239	N/A	6,829

Ratio of Earnings to Fixed Charges based on the figures resulting from the reconciliation to U.S. GAAP

	Year ended March 31,
	2004	2005	2006
Consolidated income statement data
Ratio of earnings to fixed charges	N/A	N/A	N/A
Deficiency amount (thousand €)	120,507	80,177	13,521

For purposes of calculating these ratios, earnings consist of loss before taxes less income from associates plus fixed charges plus distributed income from associates and fixed charges consist of interest expense plus estimated interest within rental expenses. The deficiency amount is the amount by which earnings were not sufficient to cover fixed charges.

RISK FACTORS

In addition to the other information contained in this prospectus, you should carefully consider the risks described below before deciding whether to invest in the Notes.

The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations.

Risks Relating to Our Business

We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

We face significant competition from established and new competitors. In some instances, we compete against companies subject to less regulation and with better access to financing, more comprehensive product offerings, greater personnel resources, greater brand name recognition and experience or longer-established relationships with regulatory authorities and customers.

Cable Television.   We may not be able to successfully compete in the cable television market. This market may also be adversely affected by competition from other means of transmission and entertainment mediums. The market is becoming increasingly competitive, especially as new technologies emerge as viable alternatives.

•       Satellite.   In particular, we face competition from satellite distribution of FTA television program streams, which has been gaining market share over recent years. Although data is limited, one satellite competitor source has published data indicating that the market share of satellite distribution increased from 38% to 39.9% between 2002 and 2005 while the market share of cable television decreased from 57% to 51%. In the same period, the number of our basic television access subscribers has declined, partly due to disconnections in response to our price increases in November 2002 and September 2004. We announced additional changes to our tariff schedule in August 2005 that became effective in January 2006 and resulted in price increases for some of our customers. It is still too soon to gauge the impact of this tariff change, although we have experienced some churn in the past due to tariff adjustments; in response to these past tariff adjustments, a number of Level 4 operators and housing associations decided to disconnect from our network and instead receive television services from satellite operators.

Satellite has a number of competitive advantages over cable: among other things, it can provide a broader program offering, has a wider reach, especially in rural areas, and does not charge ongoing subscription fees. Although cable television currently benefits from German zoning laws that restrict the installation of satellite dishes in certain areas, and housing association contracts with residents of multi-unit dwellings that frequently prohibit tenants from attaching satellite dishes to their apartments if cable is installed, these zoning laws may be changed in the future, as the European Commission has evinced a determination to reduce restrictions on individual reception of satellite television signals (although its rulings have not yet been applied to contractual arrangements with housing associations). As a result, German law may change in the future, which may ultimately further intensify competition with satellite providers. The acceptance of satellite dishes and technology by housing associations may also increase in the future.

•       Other delivery and entertainment systems.   Our market share may also be adversely affected by terrestrial transmission of digital television, other means of TV signal delivery and emerging technologies (e.g. Internet protocol TV, “IPTV”). The market share of DTT, which is now available in most of Germany’s urban regions and has replaced analog terrestrial broadcasting there, is not significant at present and its program offering is limited to between 12 and 24 programs depending on the region. Nevertheless, demand for digital terrestrial television may increase in the future as it charges no subscription fees, is likely to become more widely available and the price of the receiving equipment is likely to decrease. We expect digital terrestrial television to be a meaningful competitor to cable and satellite. German state media authorities are promoting the switch-over from analog to digital terrestrial television, further promoting increased competition from digital terrestrial television. Moreover, proposed changes to the laws governing residential lease agreements would permit tenants to opt out of the cable service provided by Level 4 operators and other landlords. This may encourage subscribers to switch to terrestrial television. Improvements are also being made to alternative means of transmission, such as the provision of video signals by providers of digital subscriber line (“DSL”) services. The leading provider of these video-on-demand (“VoD”) services in Germany is T-Online International AG (“T-Online”), an affiliate of DTAG, which offers these services under the brand “T-Online Vision” and has increased marketing efforts. Furthermore, DTAG has started to invest over €3 billion to build a highspeed fiber optic network in the 50 largest cities in Germany. DTAG claims that the network would deliver speeds of up to 50 Mbit/s and started to include an IPTV offering, which benefits from the football broadcasting rights that DTAG acquired in the end of 2005. In addition, other telecommunications network providers, which are regionally focused, also offer VoD services, in particular video-over-DSL (“VoDSL”) services, in selected cities. Although these services are not yet comparable with the quality, breadth and user convenience of our service, they could develop into a major competitive force in the market for television distribution. Our services also compete to varying degrees with other entertainment media, including home entertainment systems and cinema. The full extent to which these media and alternative technologies will compete effectively with our cable television system may not be known for several years.

•       Level 4 operators.   We also compete with alternative providers of television and radio signals over cable networks, principally Level 4 operators. As we continue to increase our number of direct customers, particularly within housing associations, we are in direct competition with the Level 4 operators, who for historical reasons are often the traditional providers of services to such customers and have existing contractual relationships with them. Level 4 operators typically enter into contracts with housing associations with an average term of ten to fifteen years, which limits our opportunities to win them as new customers and may hinder our efforts to market our services effectively to housing associations and their tenants. Level 4 operators and housing associations also seek opportunities to build their own Level 3 networks where economically viable. In response to previous tariff adjustments a number of Level 4 operators and housing associations decided to disconnect from our network. Competition from Level 4 operators and housing associations could increase in the future as the industry undergoes ownership changes and potentially consolidates. In addition, Level 4 operators may have certain competitive advantages over our business, including the lack of regulation of their pricing. One of our Level 4 customers, Tele Columbus (which represented 15% of our subscribers as of December 31, 2005), was recently acquired by Unity Media. It is possible that this development could have an adverse affect on our relationship with Tele Columbus, including our ability to retain it as a customer.

Digital pay-TV product providers.   As we seek further subscribers to our new digital pay-TV products, we may effectively be competing with those providers of digital pay-TV products that currently utilize our network to reach their own subscribers, in particular Premiere, a major pay television provider in Germany. As a consequence, these digital product providers may decide to use alternative distribution platforms, such as satellite, adversely affecting our ability to generate digital carriage fees, which we currently derive from digital product providers for distributing their signals over our network.

Digital playout facility.   We also expect to face competition in the future with respect to the services provided by our digital playout facility as other regional cable companies, ish, iesy and Kabel BW, undertake alternative arrangements for the packaging, encrypting and distribution of their digital television programming. Iesy and ish have already developed their own digital playout facility and might phase out the use of our services, including with respect to Premiere, during 2006 and 2007.

Internet services.   The Internet services business in Germany is highly competitive. We compete with companies that provide low-speed and low priced Internet access services over traditional fixed telephone lines as well as highspeed Internet access distributed mostly over DSL. The major DSL service provider in Germany is DTAG, the dominant fixed-line telephony provider in Germany. We also compete with service providers that use other alternative technologies for Internet access, such as two-way satellite systems, powerline connections and various wireless access, including: wireless local areas network (“WLAN”) or wireless fidelity (“WiFi”) access, Universal Mobile Telecommunication Services (“UMTS”), General Packet Radio Services (“GPRS”), an enlargement of global system for mobile communications GSM coverage areas, and point-to-multipoint wireless access. In the future, additional access technologies will be launched that will further increase the competition. For example, test projects for wireless Internet access via the Worldwide Interoperability for Microwave Access (“WiMax”) standard have been launched. We expect competition from these providers to increase in the future.

Residential telephony market.   The market for residential telephony is highly competitive. The fixed-line telephony market is increasingly under pressure from resellers, alternative carriers, declining mobile phone charges and alternative access technologies like Voice over Internet Protocol (“VoIP”) and Internet telephony offered via DSL or other broadband connections. The German market for residential telephony services is relatively price sensitive and already on a low price level on an international scale. We expect increasing competition, including price competition, from traditional and non-traditional telephony providers in the future. However, most alternative carriers rely on regulated wholesale services from DTAG for their own telephony services. These wholesale services are currently subject to price regulation which limit the ability of alternative carriers to lower prices on retail telephony markets. There can be no assurance that these price regulations or other market regulations will remain in effect.

Failure to control customer churn may adversely affect our business.

Customer churn refers to those customers who stop subscribing to our services. Churn arises mainly as a result of relocation of subscribers, price increases and competition. In addition, our customer churn rate may also increase as a result of competition from new-technology access platforms or if we are unable to satisfy our customers. Any increase in customer churn may lead to both reduced revenues from direct-subscribers, housing associations and Level 4 operators and reduced revenues from broadcasters whose carriage fees are related to the number of subscribers we reach with our network.

We may not be able to renew our existing contracts with Level 4 operators and housing associations upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with Level 4 operators and housing associations.

The successful implementation of our business strategy depends, in part, upon how successful we are in renewing our existing agreements with Level 4 operators and housing associations on favorable terms upon their expiration and attracting new subscribers by entering into new contracts with housing associations and Level 4 operators. A number of our largest contracts with Level 4 operators and housing associations are due to expire between 2006 and 2011. We may be unable to renew these contracts on commercially favorable terms, if at all.

When existing contracts expire, Level 4 operators and housing associations may attempt to negotiate discounts. Level 4 operators and housing associations may also choose to disconnect from our network and obtain their signal from alternative sources, such as a satellite provider. Some Level 4 operators and housing associations have chosen these alternatives in the past.

Our inability to renew our existing Level 4 and housing association contracts or enter into new contracts on commercially favorable terms, if at all, could lead to reduced sales and lower margins and could have a material adverse effect on our business, financial condition and results of operations.

Level 4 operators and large housing associations may seek to reduce their signal delivery costs through clustering, which could adversely affect our profitability.

Our subscription fees are based on our published rate card, according to which the standard rates are linked to the number of subscribers per connection point. Since the fees we charge per subscriber decline as the total number of subscribers increases, some Level 4 operators and large housing associations cluster as many subscribers as possible behind each connection point to reduce their signal delivery costs and improve their profit margins. In addition, Level 4 operators and large housing associations with large subscriber clusters may have a better bargaining position, allowing them to negotiate for discounts on our published rate card or establish their own head-end and disconnect from our network entirely.

If we fail to introduce new or enhanced products and services successfully, our revenues and margins could be lower than expected.

Part of our business strategy is based on the expansion of the products and services we offer, including:

•       enhanced digital cable television services, including premium channels, pay-per-view and VoD services;

•       highspeed Internet access services;

•       telephony services; and

•       “triple play” bundled offers consisting of TV, Internet access and telephony services.

Digital cable television.   KDG has secured and aims to secure TV distribution rights including certain exclusivity rights for its digital pay-TV offering. We may not always be able to acquire the targeted rights or acquire them at economically attractive prices in the future. This might have a detrimental effect on our ability to gain and retain pay-TV as well as basic cable subscribers.

Highspeed Internet and telephony.   Highspeed Internet and telephony markets are very competitive and any of the new or enhanced products or services we introduce may fail to achieve market acceptance or new or enhanced products or services introduced by our competitors may be more appealing to customers. As a consequence, for example, if our new highspeed Internet offering is not successful, our basic cable subscribers may decide to discontinue using our services altogether and choose other distribution platforms. This effect could be exacerbated by the fact that customer churn rates are generally higher for highspeed Internet and telephony services than for cable television services.

In addition, our newly introduced highspeed Internet and telephony products and services may not be profitable in the short-term, for example our new highspeed Internet products will not generate profits for the time being and we may not be able to recover the investments, such as the costs of network upgrades and marketing expenses, made to launch new products and services. Moreover, the introduction of these new products and services may result in a decline of ARPU (average revenue per unit) related to those products and services, due to introductory offers that generate less revenue and result in lower margins, and Adjusted EBITDA, due to the costs of implementation and distribution of such products. Finally, the regions in which we operate have different geographical, customer, competitive and other characteristics that can affect the level of necessary capital expenditures and rate of acceptance of our new products and services. Therefore, there can be no assurance that the level of capital expenditures required for the introduction of new products and services will be the same in each of these regions or that these levels of capital expenditure are indicative of the levels of capital expenditure that will be needed in other regions.

Highspeed Internet and telephone over broadband cable are relatively new products that might present unknown technological challenges both to our own systems and resources and to those of our suppliers. In connection with the roll-out of highspeed Internet and telephony we rely on third parties to upgrade the hardware of the end-customers and to connect our telephony customers to the German telephony networks. Demand for new products and services might exceed the capacities of these third parties creating a backlog of new customers to be connected and increased lead times which could in turn result in increased customer churn. Further, there can be no assurance that these third parties will meet our expectations with respect to quality and lead times. In addition, our current reliance on a single third party to connect our telephony customers to the German telephony networks creates a dependence that may have negative consequences in the future.

Our move towards pay television services may erode our ability to generate revenue from carriage fees, as our pay television contracts would typically require us to pay for programs, which we then resell to subscribers, rather than having content providers pay us for transmission to the broadcaster’s subscribers (as is currently the case with Premiere). If we fail to generate greater profits from our pay television subscription activities than we would have achieved through providing carriage services to other operators, then our results of operations and financial condition, including our liquidity, will be adversely affected.

An increasing number of contracts for access to digital pay-TV programs require us to pay prices for programs based on a guaranteed minimum number of subscribers, notwithstanding a lower number of actual subscribers. Therefore, if we misjudge anticipated demand for programs, the profitability of our business may be impaired.

Consent of Level 4 operators and housing associations to market new products.   We need the consent of Level 4 operators in order to market our digital pay-TV, highspeed Internet and telephony services to their end-customers. In addition, we need the consent of housing associations in order to market our highspeed Internet and telephony services to their end-customers. Such marketing of pay television, highspeed Internet or telephony access subscriptions is not generally covered by our standard cable television signal delivery agreements. We have entered into agreements permitting us to market our digital pay-TV services directly to end-customers with many of the Level 4 operators that utilize our cable television services. With respect to the marketing of our highspeed Internet and telephony services, we currently have an agreement with Tele Columbus, a few small Level 4 operators and a number of housing associations. To the extent that we are unable to amend existing agreements or obtain new agreements with the remaining Level 4 operators and housing associations, we may market our new products and services to our direct end-customers only, which may adversely affect the penetration of our new products and services and may make the offering of such new products and services uneconomical.

We rely on DTAG and certain of its affiliates for a significant part of our network.

While we compete with DTAG in a number of areas, we also rely on various long-term agreements with DTAG and certain of its affiliates that are significant to our business, including for the lease of cable duct space for approximately 13% of our cable network as well as the use of fiber optic transmission systems and facility space. In addition, we purchase the electrical power required for the operation of our network through DTAG. Our ability to offer our services to our customers depends on the performance of DTAG and its affiliates of their respective obligations under these arrangements. In particular, we rely on DTAG to provide us with timely access to co-located facilities, especially for the purposes of maintaining and repairing our network and avoiding or rectifying network outages. Our increasing direct competition with DTAG, caused by the introduction and growth of our Internet access and telephony products, could potentially have a negative impact on DTAG’s performance of its obligations under these arrangements. Our rights under the Service Level Agreements (“SLAs”) cannot be assigned without the consent of DTAG, other than in exceptional cases, as defined in the SLAs. DTAG has the right to terminate such arrangements in certain circumstances and under certain conditions. For example, if DTAG decides to discontinue using cable ducts carrying our cable without replacing the ducts, it may terminate our rights to use the ducts unless we exercise rights to purchase such ducts from DTAG. If DTAG replaces the ducts it must offer us space in the new ducts. If we fail to fulfill our payment obligations or are otherwise in breach of contract under the SLAs, DTAG would be entitled to terminate the SLAs. The termination of any material portion or all of the SLAs by DTAG would seriously affect the value of our network or business. Continuing our business upon such termination, if possible at all, would require a sizeable payment to purchase the relevant facility from DTAG or a sizeable investment to replicate the lost facilities or services and could have a material adverse effect on our business, financial condition or results of operations. In many cases we would not be able to find suitable alternative service providers at comparable cost, or within a reasonable timeframe.

We will need to lease additional fiber optic transmission capacity to execute our highspeed Internet and telephony plan.

As our highspeed Internet and telephony customer-base grows, we will need to lease additional fiber optic transmission capacity. In some regions, DTAG may be the sole supplier for leased lines or we may have to invest in constructing our own infrastructure to provide these services. Either of these options could require substantial capital expenditure. Furthermore, if the number of subscribers increases faster than anticipated or if the average usage per subscriber exceeds our expectations, we may need to increase our network capacity earlier than planned.

We depend on equipment and service suppliers that may discontinue their products or seek to charge us prices that are not competitive, either of which may adversely affect our business and profitability.

We have important relationships with several suppliers of hardware and services that we use to operate our cable television network and systems. In many cases, we have made substantial investments in the equipment or software of a particular supplier, making it difficult for us in the short-term to change supply and maintenance relationships in the event that our initial supplier refuses to offer us favorable prices or ceases to produce equipment or provide the support that our cable television network and systems require. If equipment or service suppliers were to discontinue their products or seek to charge us prices that are not competitive, our business and profitability could be materially adversely affected. Furthermore, we rely upon outside contractors, many of which are small, locally operating companies, to install our highspeed Internet and telephony equipment in subscribers’ homes. Delays caused by these contractors, or quality issues concerning these contractors, could cause our customers to become dissatisfied and could produce additional churn or discourage potential new customers.

We may not be able to accurately predict or fulfil customer demand for our digital cable television set-top boxes or our highspeed Internet modems.

As access to our digital cable television and highspeed Internet offerings requires a set-top box and a modem, respectively, we must accurately predict the number of boxes or modems required to satisfy customer demand for these products. The long lead times between ordering and delivery make it more important to predict customer and more difficult to fulfil, the demand for set-top boxes and modems accurately. We cannot assure you that our orders will match actual demand. If we are unable to successfully predict customer demand, we may be faced with a substantial amount of unsold set-top boxes or modems or alternatively missed sales opportunities. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess or slow-moving inventory, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We do not have guaranteed access to programs and are dependent on agreements with certain program providers, which may adversely affect our profitability.

We do not produce our own content. For the provision of programs distributed via our cable television network, we enter into agreements with program providers, such as public and commercial broadcasters, or providers of pay television or pay-per-view television. We generally derive revenue under these contracts from “carriage fees” or “feed-in fees,” in exchange for distributing the programs to our subscriber base. Our largest customer for this service, representing 3.2% of our revenues as of March 31, 2005, is Premiere, a large commercial pay television operator in Germany, which leases five digital channels from us to deliver its program packages over our network in exchange for carriage fees and a percentage of revenues generated above a threshold number of subscribers. As a result, if Premiere loses customers (as is expected, as Premiere will likely be unable to offer its customers Bundesliga football after August 2006 due to the acquistion by Arena of the television rights to Bundesliga football) or reduces prices, our revenues will be negatively affected. Our contract with Premiere expires in 2007. We cannot assure you that we will be able to renew our existing contracts with program providers, including Premiere, on commercially favorable terms, if at all. In particular, we believe that, as we are dependent upon such carriers for provision of programs in order to attract subscribers, program providers may have considerable power to renegotiate the fees that we charge for carriage of their product. Any lowering of the carriage fees that we receive from program providers would adversely affect our results of operations. In addition, the loss of programs could negatively affect the quality and variety of the programming delivered to our subscribers, which could have a material adverse effect on our business and results of operations.

We currently also license digital programs in order to support our digital pay-TV subscriber service. The pricing of such programs differs from the pricing of analog and digital FTA programs in that we pay the digital content providers for the digital programs they provide us at prices that may be affected by our ability to guarantee a minimum audience to such content providers or require us to guarantee a minimum audience generally. In addition, if we do not meet certain subscriber targets with respect to these program contracts by 12 to 36 months after their respective launch, then the content providers may also have the right to cancel or renegotiate these contracts. In the future, we will need to extend existing licenses and negotiate access to additional programs. Rights with respect to a significant amount of premium content are already held by competing distributors and, to the extent such competitors obtain content on an exclusive basis, the availability of programs to us could be limited. As a consequence, we may be unable in the future to obtain attractive content on favorable terms, if at all. Our inability to obtain attractively priced competitive digital programs would reduce demand for our existing and planned digital pay-TV video services, limiting our ability to maintain or increase revenues from these services.

Failure to reach agreement with owners of copyright-protected broadcast content may adversely affect our business.

The cable television industry has reached various agreements with the public broadcasters and collecting societies (Verwertungsgesellschaft) that represent copyright holders, including VG Media Gesellschaft zur Verwertung der Urheber-und Leistungsschutzrechte von Medienunternehmen mbH (“VG Media”), representing private broadcasters, and Gesellschaft für musikalische Aufführungs- und mechanische Vervielfältigungsrechte (“GEMA”), together with the public broadcasters, certain copyright holders and a small number of individual broadcasters.

We have agreed to extend existing contracts with VG Media, GEMA, the public broadcasters and some other parties until the end of 2006. If we fail to extend our agreement with VG Media, GEMA, the public broadcasters and the other parties on favorable terms, we might be unable to broadcast certain content or be forced to pay higher copyright fees. If we should fail to reach, or experience substantial delays in reaching, new agreements, the collecting societies and the broadcasters could threaten to refuse the grant of rights during the period of ongoing negotiations. Although management believes this is unlikely, any such refusal could force us to cease the broadcast of certain content and could have a material adverse effect on our business, financial condition and results of operations.

In December 2003, we received notice from Arbeitsgemeinschaft Kabel (“ARGE Kabel”), a collecting society representing certain copyright holders, claiming that we owe certain copyright fees related to authors and artists represented by ARGE Kabel. ARGE Kabel subsequently filed a claim with the competent arbitration board, a prerequisite to filing a lawsuit. ARGE Kabel claims that it is entitled to royalty payments from us in the amount of up to approximately €4.4 million per year starting from 2003, but we believe we do not owe these fees and have made no reserve for them. In the meantime, the arbitration board has declared ARGE Kabel’s action for arbitration inadmissible. We expect that ARGE Kabel will now try to pursue their claims before the Courts. There can be no assurance that our position will be upheld in court. We believe, however, that we have a right of recourse against VG Media for any payment obligations if ARGE Kabel should succeed with its claims.

In May 2006, VG Media filed an application for arbitration before the Arbitration Tribunal of the Deutsches Patent- und Markenamt (German Patent Office). VG Media claims to determine that level 3 cable operators are obliged to pay copyright fees according to VG Media’s published tariffs. If VG Media succeeds, we would have to pay, effective from the beginning of 2006, copyright fees at a level of roughly four times higher than until now. We will defend ourselves against these claims which we consider to be without merit.

As we buy programs for our digital programs from third-party program providers, we may be exposed to claims brought by German copyright collection societies or other copyright holders such as authors, and in some cases, we may be unable to get indemnification from the program providers. See “Business — Intellectual Property.”

Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

Technology in the cable television and telecommunications industry is changing rapidly. We will need to be able to anticipate and react to these changes and to develop successful new and enhanced products and services quickly enough for the changing market. This could result in the need to make substantial investments in new or enhanced technologies, products or services, and we may not be able to adopt such technology due to insufficient funding to make the necessary capital expenditures or for other reasons, such as technological incompatibility with our systems. In addition, new technologies may become dominant in the future, rendering our current systems obsolete. These include the provision of video signals by DSL providers and also the provision of terrestrial digital television. Some of these technological changes may also be mandated by regulation, such as the German federal and state governments’ goal that all analog television services be replaced by digital delivery no later than 2010. Our ability to adapt successfully to changes in technology in our industry and provide new or enhanced services in a timely and cost-effective manner, or successfully anticipate the demands of our customers, will determine whether we will be able to increase or maintain our subscriber base. If we fail to respond adequately to technological changes, we could lose subscribers and, as a result, our business would be materially adversely affected.

Failure to upgrade or maintain our cable television network or make other network improvements could have a material adverse effect on our operations and impair our financial condition.

Our current assumptions regarding the costs associated with upgrades and maintenance of our cable television network may prove to be inaccurate. In particular, we intend to compete in providing broadband and Internet services on the basis of technologies that may be implemented with low costs and without extensive upgrades to our existing network, which may not prove to be feasible on a network-wide basis. If capital expenditure exceeds our projections, for example because of the need to replace aging network components, or our operating cash flow is lower than expected, we may be required to seek additional financing. Our inability to secure additional financing on satisfactory terms (or at all) may adversely affect the maintenance of our cable television network, and upgrades and other improvements to the network. This would negatively affect the service we provide to our subscribers, which could result in negative publicity and the loss of subscribers, and adversely affect our ability to attract new subscribers.

In addition, failure of Level 4 operators or housing associations to maintain their own networks could have adverse reputational consequences for us, as customers may assume that we are responsible for maintenance of these networks and may terminate their subscription with us. Any new or enhanced products or services we introduce, including highspeed Internet and telephony, may require an upgrade of these local and in-house networks, in which case we may be required to cover a portion, or all, of the costs of such upgrade.

Events beyond our control could result in damage to our cable television network and digital playout facility.

If any part of our cable television network is subject to a flood, fire or other natural disaster, terrorism, a power loss, or other catastrophe, our operations and customer relations could be materially adversely affected. In general our network consists of a large number (over 700) of independent sub-networks. These sub-networks are usually built in a tree structure. Although major casualties affecting individual sub-networks should not generally affect the entire network, this cannot be ruled out. Some of our network is built in resilient rings to promote the continuity of network availability in the event of damage to our underground fibers, however, if any ring is cut twice in different locations, transmission signals will not be able to pass through, which could cause significant damage to our business. Disaster recovery, security and service continuity protection measures that we have or may in the future undertake, and our monitoring of network performance, may be insufficient to prevent losses. A substantial part of our cable network is not insured. Any catastrophe or other damage that affects our network could result in substantial uninsured losses.

In case of a breakdown of a satellite transponder or a complete loss of the entire satellite system, our digital playout facility (which transmits signals via satellite to the head ends of our cable network) will be affected, interrupting the distribution of certain channels in the entire network until the transponder or system is fully operational again. Our transponder contract does not provide for back-up transponder capacity in the event of a breakdown of a satellite transponder. The satellite link between our playout center and the head ends is a particularly critical point as any failure of a transponder on this link or loss of control of the relevant satellite may affect all digital channels.

In the event of a power outage in our playout facility we may be unable to serve several or even all of our channels in the entire network even though we have back-up systems in place for most of our technical equipment. In the event of a power outage in our network or other shortage, we usually do not have a back-up or alternative supply source. A power outage in one segment of the network could cause sub-networks to shut down.

In addition, our business is dependent on certain sophisticated critical systems, including our playout facility and billing and customer service systems. The hardware supporting those systems is housed in a relatively small number of locations and if damage were to occur to any of these locations, or if those systems were to develop other problems, it could have a material adverse effect on our business.

The functionality of our encryption system is compromised by illegal piracy, which could lead to a material adverse effect on our business.

We use a conditional access system to transmit encrypted pay television programs that either form part of our Kabel Digital digital pay-TV offerings or that are marketed by third parties, such as Premiere. Billing and revenue generation for these services rely on the proper functioning of the conditional access system. The security of our previous system was believed to be compromised in the past by illegal piracy. As a result we have switched to a new technology provider, Nagravision. Even though we require Nagravision to provide an advanced security standard for our conditional access system, the functionality of this system could be compromised by illegal piracy. At the end of the year 2005, Nagravision has confirmed a security breach and will undertake countermeasures to remedy such breach.

The installation of a new information technology system and changes to our financial accounting systems and personnel may result in higher cost than expected.

We completed the internal migration of all customers to one central billing system in June 2005. However, the system is not running at full performance yet and customers still receive separate bills for each product as we are still continuing with the optimization of the billing system. If we are not successful with this process, we might not be able to recognize the expected cost savings associated with the new system. The implementation process consolidated three separate systems into one. We will continue to operate the three customer care subscriber systems until the historical data can be archived. This could cause customer dissatisfaction, adversely affecting our business, financial condition and results of operations.

We depend on key personnel and may not be able to retain those employees or recruit additional qualified personnel.

As of March 31, 2006, approximately 30% of our workforce were civil servants who have the right to cease working for us and return to work for DTAG or its affiliates. An additional approximately 34% of our workforce has a similar right, with the option to return to DTAG or its affiliates until the end of 2008. However, these rights can only be exercised under certain circumstances such as corporate restructurings, reorganizations or insolvency.

Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

We are exposed to the risk of strikes and other industrial actions. Approximately 41% of our employees are members of a labor union, and we may experience lengthy consultations with the works council or even strikes, work stoppages or other industrial actions in the future, particularly as we are engaged in restructuring and reducing our work force. In November 2004, we entered into a new 30-month collective bargaining agreement with the labor union (representing 41% of our employees). As a result wages for non-sales employees increased by 2.5% retroactively from July 30, 2004 and increased by another 2.5% in January 2006.

U.S. military redeployment may adversely impact our TKS business.

Our TKS business operates a broadband telecommunications business that mainly serves U.S. Military bases in Germany. TKS is permitted to build and maintain its networks on U.S. military bases located on premises owned by the Federal Republic of Germany pursuant to agreements with an agency representing the Federal Republic of Germany. In the event that any of the U.S. military bases are vacated, the Federal Republic of Germany may terminate the applicable agreement with TKS. The U.S. military has announced that it is planning to restructure its operations in Germany, which could lead to a significant reduction in the number of American troops stationed in Germany. Any such reduction in U.S. military personnel or the closure of U.S. military bases in Germany would likely have an adverse effect on TKS’s results of operations.

Risks Relating to Regulatory and Legislative Matters

We are subject to significant government regulation, which may increase our costs and otherwise adversely affect our business, and further changes could also adversely affect our business.

Our existing and planned activities as a cable network operator in Germany (including our highspeed Internet access and telephony services) are subject to significant regulation and supervision by various regulatory bodies, including state, federal and EU authorities. Such governmental regulation and supervision as well as future changes in laws, regulations or government policy (or in the interpretation or enforcement of existing laws or regulations) that affect us, our competitors or our industry generally strongly influence our viability and how we operate our business. Complying with existing regulations is burdensome, and future changes may increase our operational and administrative expenses and limit our revenues. In particular, we are subject to:

•       licensing and notification requirements;

•       possible price regulation for certain services that we provide contingent on the outcome of the current article 7 procedure, in particular with respect to carriage fees to broadcasters and fees for the delivery of signals to other operators;

•       rules regarding the interconnection of our telecommunications cable network with those of other network operators and, under certain circumstances which we cannot fully rule out for the future, the granting of access to our network to competitors or the resale of our services on a wholesale basis;

•       requirements that a cable network operator carry certain channels;

•       rules relating to data and customer protection;

•       rules regarding the allocation of frequencies and analog and digital transmission capacities;

•       rules regarding the fair, reasonable and non-discriminatory treatment of broadcasters; and

•       other requirements covering a variety of operational areas such as environmental protection, technical standards and subscriber service requirements.

Our business would be materially and adversely affected if there were any adverse changes in relevant laws or regulations (or in their interpretation or enforcement) regarding, for example, the imposition of access or resaleobligations, price regulation, interconnection agreements, frequency allocation requirements or the imposition of universal service obligations, or any change in policy allowing more favorable conditions for other operators. Our ability to introduce new products and services may also be affected if we cannot predict how existing or future laws, regulations or policies would apply to such product or service.

In the future, our Internet access and telephony business may be subject to new laws and regulations, the impacts of which are difficult to predict. There are current discussions to implement an information obligation for Internet services providers in the event of copyright infringements of the German Copyright Act. This could oblige the Internet services providers to disclose the personal data of their customers in order to enable copyright holders to pursue copyright infringement claims. Furthermore, the copyright holders, particularly certain collecting societies, try to impose an obligation to block URLs if copyright infringements are committed on the underlying web pages. Any new laws or regulations affecting the Internet, or amendments to or new interpretations of existing laws and regulations to cover Internet related activities, could increase the costs of regulatory compliance to us or force us to change our business practices or otherwise have a material adverse effect on our business.

We are deemed to have significant market power (“SMP”) according to the current network based definition (adopted both by FNA and FCO) of cable television markets in which we operate both with regard to feed-in of program providers and signal delivery to other cable operators and may be deemed to have control over end-user access which may subject us to additional regulatory obligations.

Under the current regulatory regime, the Federal Network Agency (“FNA”) is entitled to impose certain obligations on operators of telecommunications networks which have significant market power or which, despite the absence of significant market power, control end-user access. Amongst other things, it may impose the obligation on such operators to grant access to, or interconnection with, their telecommunications networks and to offer third parties the resale of their telecommunications services on a wholesale basis. Moreover, the prices that operators with significant market power or operators controlling end-user access charge to their competitors and customers might be subject to regulation.

Pursuant to a market definition by the FNA published in February 2006, we are deemed to have SMP in our regional markets of (i) the feed-in of analog and digital radio and television programs into telecommunications cable networks and (ii) the delivery of analog and digital TV programs to other operators. The FNA may also deem us to have control of end-user access. Such judgments entitle the FNA to impose various obligations on us. For example, the FNA may require us to grant access or interconnection to other network or service providers or broadcasters for purposes of providing competing services at regulated prices, and impose other restrictions on how we operate our networks and markets our services. Furthermore, we may be required to offer our services to third parties for resale on a wholesale basis. Granting such access or interconnection would limit the bandwidth available for us to provide other products and services to customers served by our networks.

Such regulation could:

•       impair our ability to use our bandwidth in ways that would generate maximum revenue;

•       create a shortage of capacity on our networks, which could limit the types and variety of services we seek to provide our customers;

•       strengthen our competitors by granting them access and lowering their costs to enter into our markets; and

•       have a material adverse impact on our profitability.

We do not have complete control over the prices that we charge to broadcasters or other cable operators or subscribers, and this may adversely affect our future cash flows and profitability.

Based on the fact that the FNA deems us to have SMP in some markets and based on our belief that the FNA deems us to control end-user access in other markets, we expect the feed-in fees paid to us by the broadcasters (carriage fees) and the fees paid to us by other cable operators for signal delivery to be subject to regulation by the FNA. In the case of an ex-post review, the FNA may declare our fees void if it finds that they are abusive and may either direct us to adjust our fees or provide for fees that are not abusive. Therefore, we may not be able to enforce future changes to our carriage and subscription fees. This may have an adverse impact on our revenues, profitability of new products and services and ability to respond to changes in the cable television market.

Furthermore, the FNA may order that, inter alia, our carriage fees or our subscription fees require the prior approval of the FNA (ex ante review), if such regulation is deemed necessary for the development of a sustainable competitive market or if these fees refer to access obligations imposed on KDG by the FNA. Fees that are subject to ex ante review must not exceed the costs of efficient service provision, including a mark-up for common costs and a reasonable return on equity.

We presently utilize a range of rebate or volume-related pricing mechanisms. In the event that we are deemed to have a dominant market position in the relevant markets, we may be restricted by antitrust laws from imposing or enforcing certain pricing mechanisms. Volume-based discounts reflecting cost-savings, one means of avoiding churn to competing infrastructures, are not affected. We cannot entirely rule out the possibility, however, that, if other clauses were subjected to challenge, and we were deemed to possess a dominant market position, these clauses would be found to be unenforceable. In such cases, we could, under certain circumstances, be found liable for fines or damages if these clauses were successfully challenged. This could adversely affect our competitiveness, financial condition and results of operations.

With effect from December 31, 2005 we cancelled the analog feed-in agreements that we had with the RTL group and the ProSiebenSat.1 group pursuant to which they paid us fees to distribute their analog programming on our network. We have recently reached agreement with the RTL group and the ProSiebenSat.1 group to distribute their programming in both analog and digital format. A risk remains that the fees agreed to with the RTL group and the ProSiebenSat.1 group will be subject to review proceedings by the FNA.

According to recent amendments to the State Broadcasting Treaty, that entered into force on April 1, 2005, our analog and digital carriage fees are, in addition to the price regulation by FNA mentioned above, subject to notification to the state media authorities. The state media authorities are entitled to review whether the prices we apply are restrictive or discriminatory with respect to certain content providers. As a result, we may be further constrained in respect of the pricing models we agree to with content providers for both analog and digital products and our results of operations may be adversely affected.

In addition, we are prohibited from charging carriage fees to certain legally privileged local and regional radio and television channels.

We are required to carry certain programs on our network, which may adversely affect our competitive position and results of operations.

We are required to carry certain broadcast and other channels on our cable system that we would not necessarily carry voluntarily. In the digital range, these “must-carry” obligations currently apply to the utmost bandwidth equivalent of four analog television channels. The recent amendments to the State Broadcasting Treaty increased the number of digital must-carry programs by two, which is the equivalent bandwidth of approximately one-tenth of an analog channel capacity used for digital transmission. Further more the allocation of capacity of one third of all digital capacity has to meet certain specified criteria. In the analog range, the scope of the “must-carry” obligation varies from state to state. In some states where the state media law still grants preference to channels that are terrestrially receivable, the introduction of DTT also affects the allocation of analog cable capacities as this leads to a quasi “must-carry” status of the DTT channels. Since DTT allows for the reception of up to 24 channels, this could result in the utilization of a significant portion of our available bandwidth.

We may become subject to more onerous “must-carry” rules upon a change in the current regulatory regime. Re-allocation of analog capacity in various German federal states already depends on prior consent from the competent state media authority, which decreases planning reliability and could have a material adverse effect on our business considering that each network upgrade to establish highspeed Internet requires a re-allocation of analog capacity.

Analog television and radio distribution may be phased out, which may adversely affect our competitive position and could result in increased costs or a loss of revenue.

The German federal and state governments aim at a general switch-over from analog to digital distribution for all television distribution platforms. In accordance with the Telecommunications Act and the regulations promulgated thereunder, the FNA is generally required to revoke all allocations of frequencies for analog television transmission by 2010, and for analog frequency-modulated radio transmission by 2015. Even though the relevant provisions of the Telecommunications Act and related regulations are not directly applicable to us, as the operation of cable television networks, in principle, does not require frequency allocations, we may be required to invest in the exchange of some of our headend equipment as some broadcasters could cease to deliver their signals in analog format. In addition, future legislation or market needs may require us to digitize our entire cable network.

The advent of digitization may promote new technologies that compete with us. For instance, although DTT has not been a strong competitor in the past, the German federal state media authorities and the public boradcasters (ARD/ZDF) are currently promoting a switch-over from analog to digital terrestrial television. In the regions in which we operate our telecommunications cable networks, digital terrestrial television has already been started in metropolitan areas in Berlin, Brandenburg, Bremen, Lower Saxony, Hamburg, Schleswig-Holstein, Rhineland-Palatinate and Bavaria. A further roll-out in metropolitan areas was initiated in Mecklenburg-Vorpommern, Saxony, Saxony-Anhalt and Thuringia in December 2005. After the forthcoming roll-out, digital terrestrial television will cover almost all of the most densely populated metropolitan areas in the regions in which we operate our cable networks. Hence, digital terrestrial television may grow to a new competitive delivery system for television programs. This in turn could adversely affect our results of operations and financial condition.

In addition, we are dependent upon program providers for the provision of programming, and, as the market moves towards digital transmission, we may find that we are unable to generate carriage fees for carrying digital programming at similar levels to those we obtain for carrying analog programming, or at all. This could adversely affect our results of operations and financial condition.

We may not be able to fully deduct interest on our debt instruments. In any such event, we may elect to release guarantees in favor of the Notes, which would require us to fund the repurchase of the Notes outstanding at such time.

On January 1, 2004, the Federal Republic of Germany introduced new rules under the Corporate Tax Act (Körperschaftsteuergesetz) relating to “thin capitalization” which apply to the shareholder funding of corporations and, under certain conditions, of partnerships with corporate partners. Shareholder funding in this respect is not restricted to direct financing. It also includes financing through affiliates or third parties with recourse to the shareholder or its affiliates as parties providing guarantees or security.

The application of the new rules may adversely affect our ability to fully deduct our interest payments made on our debt instruments for the purpose of corporate tax. It may also have an adverse effect on our ability to deduct these interest payments for trade tax (Gewerbesteuer) purposes. In addition, such interest payments may be characterized as constructive dividends that are subject to dividend withholding tax and add-back taxation.

We believe that the new rules should not apply in a way that materially adversely affects us with respect to the Guarantee given and the Security granted by KDVS in favor of the Notes. In particular, informal guidance indicates that the new rules may not be applied to structures like our own. However, there is little formal interpretative guidance from the tax authorities (except for the circular letters dated July 15, 2004, July 22, 2005 and October 20, 2005), and no case law dealing with structures like this. If the rules or interpretations of them result in interest on our indebtedness not being fully deductible, additional withholding tax or add-back taxation, this could have a material adverse effect on our financial condition and results of operations.

The deductability of interest on our debt instruments may be further adversely affected by new thin capitalization rules or rules restricting the deductibility of interest are currently being discussed within the German government. However, it is not clear if and to what extent new rules will be enacted.

Under the indenture governing the Notes, we may elect to release the Guarantee in favor of the Notes if we or certain of our subsidiaries are not able to deduct interest payments for the purpose of corporate tax or are not able to make deductions at anticipated levels for the purposes of corporate and trade tax. In such an event, we would be obliged to offer to repurchase the Notes. Our Senior Credit Facilities and the Notes limit our ability to make such repurchases. In addition, we may not possess adequate funds to make any such repurchase. Unless we can arrange the required consents and funding, this would lead to a default under the Notes.

Risks Relating to Our Indebtedness and Our Structure

Our high leverage and debt service obligations could materially adversely affect our business, financial condition or results of operations.

We are highly leveraged and have significant debt service obligations. As of March 31, 2006, we had €1,981 million of indebtedness (before netting with transaction costs and excluding a further €50 million of borrowing capacity available under our then existing revolving credit facility), of which €756 million was indebtedness under the Notes. In addition, KDG’s direct parent has incurred €445 million of indebtedness under the PIK loans and our ultimate parent, Cayman Cable Holding L.P., is liable for €140 million of pay-in-kind securities issued to one of its equity investors in connection with the Acquisition (see “Principal Interest Owners” and “Description of Other Indebtedness”). We anticipate that our high leverage will continue for the foreseeable future. Our high leverage could have important consequences, including, but not limited to:

•       increasing our vulnerability to a downturn in our business or economic and industry conditions;

•       limiting our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities and other corporate requirements;

•       requiring the dedication of a substantial portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, which means that these cash flows will not be available to fund our operations, capital expenditures or other corporate purposes; and

•       limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industries in which we operate.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations.

We may incur substantial additional indebtedness in the future. The terms of our existing debt, including the Notes, our Senior Credit Facilities, as well as certain indebtedness incurred by our parent companies (including the PIK Loan and the pay-in-kind securities incurred in connection with the Acquisition) may restrict us from incurring additional indebtedness, but do not prohibit us from doing so. In addition, the terms of such debt do not restrict our parent companies from incurring future indebtedness for any purpose, including the funding of further distributions to our ultimate shareholders. The incurrence of additional indebtedness would increase the leverage-related risks described in this prospectus.

We require a significant amount of cash to service our debt, and our ability to generate sufficient cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, and to fund future operations and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors” and elsewhere in this prospectus.

We cannot assure that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs.

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may, inter alia, be forced to:

•       reduce or delay our business activities and capital expenditures, including our continued network upgrade and roll-out of “triple play” services;

•       sell assets;

•       obtain additional debt or equity capital; or

•       restructure or refinance all or a portion of our debt on or before maturity.

We cannot assure that we would be able to accomplish any of these measures on a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the Notes and the PIK Loan, limit, and any future debt may limit, our ability to pursue any of these alternatives.

We depend on payments from our subsidiaries to make payments on the Notes, and our subsidiaries will be subject to various restrictions on making such payments.

KDG’s main activity is the holding of ownership interests in KDVS and KDV (the general partner of KDVS). In addition, it provides certain corporate services to other group companies, in particular,

accounting services, control management and legal services. The issuer currently holds, and immediately following the issuance of the Exchange Notes will hold, no material assets and have no sources of revenue other than the ownership interests in its subsidiaries and the right to any dividends thereon. In addition, KDVS will be subject to corporate law restrictions on its ability to pay dividends. In particular, under sections 172 and 172a of the German Commercial Code (Handelsgesetzbuch, or “HGB”), in conjunction with sections 30 and 31 of the German Act on Limited Liability Companies (GmbH Gesetz), KDVS may neither make an upstream loan nor pay a dividend except to the extent that it has positive net equity calculated on the basis of KDVS’ commercial balance sheet on the date of the proposed distribution. Otherwise, the partnership’s managing directors will be personally liable for any negative net equity, consisting of any amounts distributed (either by way of loan or dividend) in excess of the partnership’s net equity. This net equity may be increased by the contribution of further equity or by the accumulation of operating profits by KDVS, and decreased by dividends or distributions from KDVS and by continued operating losses at KDVS. There can be no assurance that the dividend and distribution capacity of KDVS will be adequate to service scheduled payments of interest and principal on the Notes, particularly as we have a history of losses. In addition, the terms of the Notes permit further debt to be incurred by KDG and KDVS will also be required to service this debt by means of dividends or other distributions which are subject to the same restrictions.

If payments are not made by KDVS to the issuer, for whatever reason, the issuer may not have any other sources of funds available to it that would permit it to make payments on the Notes. In such event, holders of the Notes would have to rely upon claims for payment under the Guarantee, which is subject to the risks and limitations described below under “— Risks Relating to the Notes, the Guarantee and the Security.”

We only have a shareholder’s claim in the assets of our subsidiaries. This shareholder’s claim is junior to the claims that creditors or preferred stockholders of our subsidiaries have against our subsidiaries. Holders of the Notes will only be creditors of the issuer and KDVS, as guarantor of the Notes. In the case of KDVS, any existing and future senior obligations of KDVS, including all obligations under the Senior Credit Facilities, will be senior in right of payment to the Guarantee. In the case of subsidiaries that are not guarantors of the Notes, all the existing and future liabilities of these subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the Notes. These subsidiaries include entities that are borrowers or guarantors under the Senior Credit Facilities. See “Description of the Notes — Ranking and Guarantees.”

We have undertaken an Asset Step-Up that may be prejudicial to our existing business and subject KDG to additional liability.

In accordance with the terms of the Notes, we have undertaken an asset step-up, whereby substantially all of the assets of the Kabel Deutschland Vertrieb und Service GmbH & Co. KG (“OldKDS”), the initial guarantor of the Notes, have been transferred to KDVS and OldKDS has been merged into KDG. The purpose of the Asset Step-Up was to substitute a subsidiary with higher balance sheet equity (KDVS) for OldKDS facilitating, among other things, up-stream loans or distributions from KDVS to KDG under German corporate law. See “— We depend on payments from our subsidiaries to make payments on the Notes, and our subsidiaries will be subject to various restrictions on making such payments.”

We believe that we have been able to transfer the material assets of OldKDS to KDVS, including OldKDS’ rights under various SLAs with DTAG, without the need for the consent of our counterparties. However, we have been advised by our German counsel that they could not rule out entirely the risk that consent from DTAG and other companies may have been required in connection with the Asset Step-Up and that we would therefore be in breach of certain agreements by having purportedly transferred them to KDVS. The transfer of contracts to KDVS has not, under German law, relieved

OldKDS of liability on those contracts and KDG has now become liable under these contracts, including the Senior Credit Facilities.

The interests of our principal shareholders may be inconsistent with the interests of the holders of Notes.

Private equity investment funds affiliated with or advised or managed by Providence indirectly own the vast majority of our equity. The interests of Providence and its affiliates could conflict with other interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Providence and its affiliates could also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to a holder of the Notes. In addition, Providence and its affiliates may own businesses that directly compete with ours or may own businesses with interests that conflict with ours.

We may pursue acquisitions that, if consummated, could decrease the availability of cash to repay our indebtedness and may adversely affect our business if we cannot effectively integrate these new operations.

We regularly engage in discussions regarding potential acquisitions. Any acquisition we may undertake in the future could result in the incurrence of debt and contingent liabilities and an increase in interest expense or in the use by us of available cash on hand to finance any such acquisitions. If we experience any difficulties in integrating acquired operations into our company, we may incur higher than expected costs and not realize all the benefits of these acquisitions. In addition, our management may be distracted by such acquisitions and the integration of the acquired businesses. Thus, if we consummate any further acquisitions, there could be a material adverse effect on our business, financial condition or results of operations. In addition, any additional indebtedness incurred to fund acquisitions or the use of available cash on hand to finance acquisitions could reduce the amount of our cash flow available to make payments on our indebtedness.

Our historical audited financial information is limited to a three year period.

We have not included in this prospectus financial information prepared on a consolidated basis for any period other than the years ended March 31, 2004, March 31, 2005 and March 31, 2006, the years following the creation and acquisition of KDG in March 2003. This is because our business did not previously exist as a separate entity, but was assembled from elements of businesses owned and operated by DTAG. As a result, 2004, 2005 and 2006 are the only fiscal years for which we have audited financial information. In addition, we have not provided separate audited financial statements for KDVS for any period other than the years ended March 31, 2004, March 31, 2005 and March 31, 2006.

We are subject to significant restrictive debt covenants, which limit our operating flexibility.

The terms of our existing debt, including the Notes, our Senior Credit Facilities, as well as certain indebtedness incurred by our parent companies (including the PIK Loan and the pay-in-kind securities incurred in connection with the Acquisition) contain covenants significantly restricting our ability to, among other things:

•       incur or guarantee additional indebtedness;

•       pay dividends or make other distributions or repurchase or redeem our stock;

•       make investments or other restricted payments;

•       dispose of assets;

•       create liens;

•       enter into certain transactions with affiliates;

•       enter into agreements that restrict our subsidiaries’ ability to pay dividends; and

•       consolidate, merge or sell all or substantially all of our assets.

These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

The borrowings under our Senior Credit Facilities bear interest at floating rates that could rise significantly, increasing our costs and reducing our cash flow.

A portion of our debt, including the borrowings under our Senior Credit Facilities, bear interest at per annum rates equal to EURIBOR, as adjusted periodically, plus a spread. This interest rate could rise significantly in the future, increasing our interest expense associated with these obligations, reducing cash flow available for capital expenditures and hindering our ability to make payments.

We may become exposed to foreign exchange risk that may adversely affect our financial condition and results of operations.

Because substantially all our revenues are denominated in euros, we may become further exposed to foreign exchange risk by incurring debt in the future that is not denominated in euros. This risk could lead to increased cash requirements for debt service, higher leverage levels, greater levels of risk in relation to repaying or refinancing such debt when due, and significant costs (including tax costs) incurred in order to hedge these risks.

Risks Relating to the Notes, the Guarantee and the Security

German insolvency laws may preclude the recovery of payments due under the Notes, the Guarantee or the Security.

Any insolvency proceedings with regard to the issuer, KDVS and KDV would most likely be based on and governed by the insolvency laws of Germany, the jurisdiction under which the issuer and KDVS are organized and in which all of their assets are located. The provisions of such insolvency laws differ substantially from U.S. bankruptcy laws and may in many instances be less favorable to holders of the Notes than comparable provisions of U.S. law.

In particular, the insolvency administrator (Insolvenzverwalter) may challenge transactions which are deemed detrimental to insolvency creditors which were effected prior to the commencement of insolvency proceedings. Such transactions can include the payment of any amounts to the holders of the Notes as well as providing credit support for their benefit. The administrator’s right to challenge transactions can, depending on the circumstances, extend to transactions during the ten-year period prior to the commencement of insolvency proceedings. In the event such a transaction were successfully avoided, the holders of the Notes would be under an obligation to repay the amounts received or to waive the guarantee of the Notes by KDVS (the “Guarantee”) or the security in form of the Notes (the “Security”). In addition, a creditor who has obtained an enforcement order has the right to avoid certain transactions, such as the payment of debt and the granting of security pursuant to the German Code on Avoidance (Anfechtungsgesetz). In particular, a transaction (which term includes the provision of security or the payment of debt) may be avoided in the following cases:

•       a transaction by the debtor that is directly detrimental to insolvency creditors if it was effected (i) during the three-month period prior to the petition for commencement of the insolvency proceedings and the debtor was unable to make payments when due at the time of the transaction and the beneficiary of the transaction had positive knowledge thereof at such time, or (ii) after a petition for the commencement of insolvency proceedings and the beneficiary of the transaction had knowledge of either the debtor’s inability to make payments when due or of the petition for commencement of insolvency proceedings at the time of the transaction;

•       the transaction was entered into during the ten-year period prior to a petition for the commencement of insolvency proceedings over the assets of the debtor with the actual intent to hinder, delay, prejudice, damage or defraud creditors of the debtor, provided that the beneficiary of such transaction had positive knowledge of the debtor’s intent at the time of the transaction;

•       a transaction granting an insolvency creditor security or satisfaction to which such creditor had no right or no right to claim in such manner or at such time it was entered into and such transaction took place (i) within the month prior to the petition for the commencement of insolvency proceedings over the assets of the debtor; (ii) within the second or third month preceding such a petition and the debtor was unable to make payments when due at the time of such transaction; or (iii) within the second and third month prior to the petition for commencement and the creditor had positive knowledge at the time of the transaction that it was detrimental and disadvantageous to the creditors of the grantor of such security or satisfaction;

•       the transaction granting an insolvency creditor security or satisfaction was entered into (i) within the three-month period prior to the petition for the commencement of insolvency proceedings over the assets of the debtor and the debtor was insolvent or was rendered insolvent because of the transaction and the creditor had positive knowledge thereof or (ii) following a petition for the commencement of the insolvency proceedings and the creditor had positive knowledge of either the debtor’s inability to make payments when due or of the petition for commencement at the time of the transaction; or

•       the transaction was entered into within the three months prior to the petition for the commencement of insolvency proceedings over the assets of the debtor and the debtor did not receive fair consideration or reasonably equivalent value in the transaction and was (i) insolvent or was rendered insolvent because of the transaction; (ii) undercapitalized or became undercapitalized because of the transaction; or (iii) intended to incur, or believed that it would incur, indebtedness beyond its ability to pay at maturity.

Generally, the issuer, KDVS or KDV would be considered insolvent if it could not pay its debts as they became due or if its liabilities exceeded its assets. If the Notes, the Guarantee or the Security were avoided or held unenforceable for this or any other reason, you would cease to have any claim in respect of the Notes, the Guarantee or the Security. Any amounts obtained from a transaction that has been avoided would have to be repaid.

You may not be able to enforce, or recover any amounts under, the Guarantee or the Security due to subordination provisions, restrictions on enforcement and releases.

The Guarantee is a senior subordinated guarantee, which means that it ranks behind, and will be expressly subordinated to, all of the existing and future senior obligations of KDVS, including any obligations owed by KDVS under our Senior Credit Facilities and any new senior facilities. In addition, pursuant to the Intercreditor Agreement, the Guarantee will not become due until the expiration of a period of 179 days, subject to certain exceptions. In the event of an enforcement of the security in favor of the lenders under our Senior Credit Facilities, and in certain other circumstances, the Guarantee will be released without any consent of the holders of the Notes or the Trustee.

The Security is second ranking after the security provided in favor of the lenders under the Senior Credit Facilities. In addition, in certain circumstances the collateral subject to the Security, consisting of the partnership interests in KDVS and the shares in KDV, may be pledged to other creditors on a basis that is superior to the claim of the Notes or pursuant to which other debt is entitled to share ratably in the collateral, such as in case of the issuance of additional notes. If you receive any proceeds of an enforcement of security prior to the satisfaction of the claims of those that are superior to or ratable with those of the Notes, you (or the Trustee on your behalf) will be required to turn over such proceeds until superior claims are satisfied and until ratable claims are equally satisfied. Hence, you will recover less from the proceeds of an enforcement of the security than you otherwise would have.

In addition, pursuant to the Intercreditor Agreement, the Security will also be subject to a standstill on enforcement of 179 days, subject to certain exceptions. In the event of an enforcement of the security in favor of the lenders under our Senior Credit Facilities, subject to compliance with the Intercreditor Agreements, and in certain other circumstances, the Security may be released without the need for any consent from the holders of the Notes or the Trustee.

As a result of these and other provisions governing the Guarantee and the Security and in the Intercreditor Agreement, you may not be able to recover any amounts under the Guarantee or the Security in the event of a default on the Notes.

It is possible that the Security may not be enforceable.

Under German law, a security interest may not be enforceable for the benefit of beneficiaries who are not a party to the relevant pledge agreement creating such security interest. A pledge is a so-called “accessory” security interest (akzessorische Sicherheit) which means that the existence of the pledge is dependent on the existence of the underlying secured claim. At the same time, pledges require that the pledgee and the creditors be the same person. Pledges cannot be held on behalf of third parties who do not hold the secured claim. The holders of interests in Notes from time to time will not be party to such pledge agreements. In order to permit holders of Notes from time to time to have a secured claim, the Intercreditor Agreement to which the Note Trustee will become a party provides for the Security Trustee to be a joint and several creditor of each holder of Notes from the date of the issue of the Notes until full repayment. The effect of this provision is to give the Security Trustee a pledge equal in amount to the aggregate principal amount of the Notes. The Security Trustee will undertake not to exercise that pledge without the consent of the Notes Trustee. However, the Security Trustee’s right to take any action to protect or to preserve any rights under the Guarantee or the Security or to enforce any security interest created thereby as contemplated by the Intercreditor Agreement or the Security Documents (or to take any act reasonably incidental to any of the foregoing) is not limited. This procedure has not yet been tested under German law, and we cannot assure you that it will eliminate or mitigate the risk of the unenforceability of the pledge under German law.

Moreover, under German law, in the event that KDG, KDVS or KDV entered into insolvency proceedings, the Security could also be subject to potential challenges under the “claw back” provisions of German insolvency law (in addition to the avoidance rights described above). If any challenge to the validity or enforceability of the Security is successful, you may not be able to recover any amounts under the Security.

You may not be able to enforce, or recover any amounts under, the Guarantee due to restrictions on enforcement contained in German corporate law.

The enforcement of the Guarantee by any holder of the Notes or the Trustee will be limited by virtue of specific limitation language within the Guarantee reflecting the requirements under the capital maintenance rules imposed by Sections 30 and 31 et seq. of the German Limited Liability Company Act. These capital maintenance rules prohibit the direct or indirect repayment of a German limited liability company’s registered share capital to its shareholders (including payments pursuant to guarantees or security in favor of the debt of such shareholders). Payments under the Guarantee will be limited if, and to the extent, such payments would cause the net assets of KDVS’ general partner’s (Komplementär), who is liable for the debt of KDVS, to fall below the amount of its registered share capital (Stammkapital). If such an event occurs, the Trustee is not entitled to enforce the Guarantee save for the amount which may be enforced without diminishing the registered share capital of the general partner of KDVS. As a result and to the extent of any such limitations, claims under the Guarantee will be effectively junior to the claims of direct creditors of KDVS, such as trade creditors and employees.

In addition, German court rulings have recently held that the shareholder of a German limited liability company must not deprive a limited liability company of the liquidity necessary for it to meet its own payment obligations. It is likely that these court rulings will also apply to payments of KDVS under the Guarantee to the extent such payments would deprive KDVS of the liquidity to meet its own payment obligations. The limitations dictated by these court rulings on the enforcement of the Guarantee may further reduce the amount of any recovery of the Trustee for your benefit under the Guarantee.

The refinancing of our old senior credit facilities with our Senior Credit Facilities resulted in a release of the Security. Although the Security has been reinstated on substantially similar terms, the Security could have become void if, within three months of reinstatement, KDG or KDVS became insolvent.

The Intercreditor Agreement provides that, upon a release of the first-priority security in connection with a refinancing of the old senior credit facilities with our Senior Credit Facilities, whether by operation of law or otherwise, the Security will be released. Although the Security was, immediately after a new first-priority security was granted to secure our Senior Credit Facilities, replaced by a new second-priority security on substantially the same terms as the Security, there followed a period of three months following the date on which such replacement occurred during which, under German law, the transaction creating the new security might be avoided by an insolvency administrator if KDG or KDVS became insolvent. In certain circumstances such period may extend to ten years prior to the commencement of insolvency proceedings (see “—German insolvency laws may preclude the recovery of payments due under the Notes, the Guarantee or the Security”).

The refinancing of our Senior Credit Facilities could result in a release of the Security. Although the Security may be reinstated on substantially similar terms, the Security could become void if, within three months of reinstatement, KDG or KDVS became insolvent.

The Intercreditor Agreement provides that, upon a release of the first-priority security in connection with a refinancing of our Senior Credit Facilities, whether by operation of law or otherwise, the Security will be released. Although the Security will, immediately after a new first-priority security has been granted to secure our Senior Credit Facilities, be replaced by a new second-priority security on substantially the same terms as the Security, there will be a period of three months following the date in which such replacement occurs during which, under German law, the transaction creating the new security may be avoided by an insolvency administrator if KDG or KDVS becomes insolvent. In certain circumstances such period may extend to ten years prior to the commencement of insolvency proceedings (see “—German insolvency laws may preclude the recovery of payments due under the Notes, the Guarantee or the Security”).

We may not be able to finance a change of control offer required by the indenture.

The indenture governing the Notes contains provisions relating to certain events constituting a “Change of Control.” Upon the occurrence of a change of control, KDG will be required to offer to repurchase all outstanding Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. If a change of control were to occur, KDG may not have sufficient funds available, or may not be able to obtain the funds needed, to pay the purchase price for all of the Notes tendered by holders deciding to accept the repurchase offer. The restrictions in the instruments governing KDG’s and its subsidiaries’ existing and future indebtedness may also prohibit the KDG from being provided with the funds necessary to purchase any Notes prior to their stated maturity, including upon a change of control. In any case, third-party financing would be required in order to provide the funds necessary for the issuer to make the change of control offer. We may not be able to obtain such additional financing.

In addition, the definition of “Change of Control” under “Description of the Notes” refers to a sale, lease or other disposition of “all or substantially all” of our assets to a person or group of persons. There is little New York case law interpreting the phrase “all or substantially all” in the context of an indenture. Because there is no precise established definition of this phrase, your ability to require us to repurchase such Notes as a result of a sale, lease or other disposition of all or substantially all of our assets to a person or group of persons may be uncertain.

You may have difficulty enforcing your rights against us and our directors and officers.

We are organized under the laws of Germany. Most of our directors and executive officers are non-residents of the United States and our assets and the assets of most of our directors and executive officers are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us and our directors and executive officers to enforce against us or them judgments obtained in U.S. courts predicated upon civil liability provisions of the federal securities laws of the United States. See “Service of Process and Enforcement of Civil Liabilities.”

CAPITALIZATION

The following table sets forth KDG’s consolidated capitalization as of March 31, 2006.

You should read this table in conjunction with the “Selected Financial Data,” “Operating and Financial Review and Prospects,” “Description of Other Indebtedness,” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

As of March 31, 2006
(€ million)
Debt:
Senior Credit Facilities	1,225
Notes	756
Total debt	1,981
Equity:
Capital stock	1
Capital reserves/Accumulated deficit, net	(810)
Total Stockholders’ equity	(809)
Total capitalization	1,172

SELECTED FINANCIAL DATA

The following summary financial data for the fiscal years ended March 31, 2004, 2005 and 2006 are derived from the audited consolidated financial statements of KDG, included elsewhere in this prospectus, which have been prepared on the basis of IFRS issued by the IASB, London, that are effective as of March 31, 2005, adopted by the EU and applicable to KDG. The financial data for the three-month periods ended June 30, 2005 and 2006 are derived from unaudited consolidated financial statements of KDG, which have also been prepared on the basis of IFRS and are included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three-month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the entire fiscal year ending March 31, 2007. The summary consolidated data presented below should be read in conjunction with KDG’s consolidated financial statements, related notes thereto and other financial information included elsewhere in this prospectus.

We were formed in March 2003 and do not possess financial data for the prior periods.

	Year ended March 31,			Three-month period ended June 30,(7)
	2004	2005(6)	2006	2005	2006
	(€millions, except percentages)
Consolidated income statement data
Revenues	962.1	1,003.2	1,012.1	251.1	265.7
Cost of services rendered(1)	(616.5)	(573.4)	(490.1)	(117.8)	(134.6)
Other operating income	33.9	17.9	12.5	2.5	2.2
Selling expenses(2)	(220.5)	(262.5)	(277.0)	(62.5)	(72.2)
General and administrative expenses(3)	(115.5)	(110.3)	(102.4)	(20.2)	(26.5)
Profit from ordinary activities	43.5	74.9	155.1	53.1	34.6
Interest income	4.0	11.4	2.8	0.6	0.9
Interest expenses	(213.9)	(179.8)	(228.8)	(44.1)	(42.6)
Depreciation on investments and other securities	0.0	(0.3)	(0.1)	0.3	0.3
Income from associated companies	0.6	0.7	0.5	0.4	0.5
Profit (Loss) before taxes	(165.8)	(93.1)	(70.5)	10.3	(6.3)
Taxes on income	13.9	(9.5)	(6.3)	(1.4)	(9.5)
Net Profit (Net loss)	(151.9)	(102.6)	(76.8)	8.9	(15.8)
U.S. GAAP Consolidated income statement data
Total revenues	962.1	1,003.2	1,012.1
Net loss	(120.0)	(107.7)	(34.3)
Other Financial Data
Adjusted EBITDA(4)	428.0	408.0	401.3	107.4	90.5
Adjusted EBITDA margin(5)	44.5%	40.7%	39.7%	42.8%	34.1%

(1)      Includes €117.4 million of depreciation and amortization in the fiscal year ended March 31, 2006 (€206.7 million and €261.8 million in the fiscal years ended March 31, 2005 and 2004, respectively) and €31.0 million and €28.3 million in the three-month periods ended June 30, 2006 and 2005, respectively.

(2)      Includes €88.2 million of depreciation and amortization in the fiscal year ended March 31, 2006 (€81.2 million and €92.4 million in the fiscal years ended March 31, 2005 and 2004, respectively) and €22.4 million and €21.6 million in the three-month periods ended June 30, 2006 and 2005, respectively.

(3)    Includes €15.2 million of depreciation and amortization in the fiscal year ended March 31, 2006 (€9.8 million and €10.1 million in the fiscal years ended March 31, 2005 and 2004, respectively) and €3.9 million and €3.2 million in the three-month periods ended June 30, 2006 and 2005, respectively.

(4) Profit from ordinary activities before depreciation, amortization, compensation, which consists primarily of expenses related to our management equity programs and non-cash restructuring expense (“Adjusted EBITDA”), is a measure used by management to measure our operating performance. Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that “Consolidated EBITDA” will be calculated under the indenture governing the Notes or under the terms of the Senior Credit Facilities. However, Adjusted EBITDA is a commonly used term to compare the operating activities of cable television companies.

(5) Adjusted EBITDA margin is a calculation of Adjusted EBITDA as a percentage of total revenues.

(6) As discussed in footnotes 3.7, 3.8, 5.5 and 6 to the audited financial statements the Company adopted international accounting standards no. 39 effective April 1, 2004.

(7) The IFRS interim information for the three-month periods ended June 30, 2005 and 2006 is derived from the financial information posted on the Company’s website and included herein on page F-92. Such financial information is incomplete in that it does not include all disclosures required under SEC rules and regulations including a reconciliation to US GAAP.

IFRS reconciliation of Adjusted EBITDA to profit from ordinary activities

	Year ended March 31,			Three-month period ended June 30,
	2004	2005	2006	2005	2006
	(€millions)
Adjusted EBITDA	428.0	408.0	401.3	107.4	90.5
Depreciation and amortization	(364.3)	(297.7)	(220.8)	(53.2)	(57.4)
MEP-related expenses	(6.7)	(35.4)	(19.2)	(1.1)	1.5
Restructuring expense	(13.5)	0.0	(6.2)	0.0	0.0
Profit from ordinary activities	43.5	74.9	155.1	53.1	34.6

	As of March 31,			Three-month period ended June 30,
	2004	2005	2006	2005	2006
	(€millions)
Consolidated balance sheet data
Cash & cash equivalents	184.7	132.8	225.1	158.3	60.8
Other current	240.4	128.0	171.4	123.1	181.2
Intangible assets	630.6	582.4	519.7	563.0	507.9
Tangible assets	1,028.2	900.5	902.7	886.4	906.3
Other non-current	6.6	14.5	7.0	14.3	7.6
Total assets	2,090.5	1,758.2	1,825.9	1,745.1	1,663.8
Liabilities to banks/bondholders	1,645.4	1,952.2	1,988.1	1,977.6	1,906.8
Other liabilities	524.7	560.8	647.2	514.1	584.1
Total liabilities	2,170.1	2,513.0	2,635.3	2,491.7	2,490.9
Equity	(79.6)	(754.8)	(809.4)	(746.6)	(827.1)
U.S. GAAP Consolidated balance sheet data
Long-term obligations	1,367.6	2,076.5	1,975.3
Total assets	2,032.6	1,876.9	1,933.0

	Year ended March 31,			Three-month period ended June 30,
	2004	2005	2006	2005	2006
	(€millions)
Cash flow statement data
Cash flow from operating activities	354.6	368.6	399.3	64.0	9.5
Cash flow from investing activities	(57.9)	(124.7)	(148.1)	(19.2)	(48.4)
Cash flow from financing activities	(280.5)	(295.6)	(158.8)	(19.6)	(125.7)

	Year ended-March 31,			Three-month period ended June 30,
	2004	2005	2006	2005	2006
	(€millions, except percentages)
Revenues summary
Analog revenues (Kabel Anschluss)
Subscription fees	822.2	842.6	834.2	208.7	210.1
% of revenues	85.5%	84.0%	82.5%	83.1%	79.1%
Installation fees	11.3	8.9	6.0	1.8	1.3
% of revenues	1.2%	0.9%	0.6%	0.7%	0.5%
Analog carriage fees	62.3	64.5	66.2	17.4	18.1
% of revenues	6.5%	6.4%	6.6%	6.9%	6.8%
Digital revenues (Kabel Digital)
Subscription fees	5.2	9.7	27.7	4.8	11.1
% of revenues	0.5%	1.0%	2.7%	1.9%	4.2%
Digital box sales	0.0	9.6	5.4	1.5	0.3
% of revenues	0.0%	1.0%	0.5%	0.6%	0.1%
Digital carriage fees	34.8	33.2	32.8	8.2	8.2
% of revenues	3.6%	3.3%	3.2%	3.3%	3.1%
Other digital revenues	0.0	2.6	2.3	0.2	1.1
% of revenues	0.0%	0.3%	0.2%	0.1%	0.4%
Digital playout services	7.6	6.9	3.4	1.0	1.2
% of revenues	0.8%	0.7%	0.3%	0.4%	0.4%
Kabel Highspeed	1.2	2.8	9.9	1.1	9.0
% of revenues	0.1%	0.3%	1.0%	0.4%	3.4%
TKS non-cable TV and other	17.5	22.4	24.2	6.4	5.3
% of revenues	1.8%	2.2%	2.4%	2.6%	2.0%
Total revenues	962.1	1,003.2	1,012.1	251.1	265.7

	As of March 31,
	2004	2005	2006
	(‘000s, except percentages)
Subscriber Numbers and Revenue Generating Units
Homes passed	15,300	15,600	15,500
Kabel Anschluss subscribers	9,626	9,640	9,581
% penetration(1)	63%	62%	62%
Kabel Digital	81	224	479
Kabel Highspeed	5	12	61
Kabel Phone	0	0	40
Total RGUs(2)	9, 712	9,876	10.161

(1) Number of subscribers at the end of the relevant period as a percentage of the number of homes passed by KDG’s network at the end of the relevant period.

(2) Revenue generating units (“RGUs”) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but two RGUs.

	Year ended March 31,
	2004	2005	2006
	(€)
ARPU(1)
Kabel Anschluss	7.07	7.19	7.26
Kabel Digital	n/a	6.38	6.97
Kabel Highspeed	n/a	26.40	21.08
Kabel Phone	n/a	n/a	27.40
Total Blended ARPU(2)	n/a	7.19	7.30

(1) Average revenue per unit (“ARPU”) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of subscribers for that period and the number of months in that period.

(2) Total blended ARPU is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Highspeed and Kabel Phone subscription revenues (excluding installation fees) for the relevant period by the average number of subscribers for that period and the number of months in the period.

EXCHANGE RATE INFORMATION

The following chart sets forth for the periods indicated, certain information regarding the noon buying rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as dollars per €1.00.

	dollars per €1.00
	Period-end	Average
Fiscal Year Ended March 31,	Rate	Rate(1)	High	Low
2002	0.8717	0.8797	0.9310	0.8370
2003	1.0900	1.0033	1.1062	0.8750
2004	1.2292	1.1808	1.2853	1.0621
2005	1.2969	1.2653	1.3625	1.1801
2006	1.2139	1.2144	1.2272	1.2124

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

	dollars per €1.00
Month	Period-end Rate	High	Low
March 2006	1.2139	1.2197	1.1886
April 2006	1.2624	1.2624	1.2091
May 2006	1.2833	1.2888	1.2607
June 2006	1.2779	1.2953	1.2522
July 2006	1.2764	1.2822	1.2500
August 2006	1.2793	1.2914	1.2735
September 2006	1.2687	1.2833	1.2648

On October 2, 2006, the reference rate of dollars per euro was €1.00 = $1.2744.

The rates stated above are provided solely for the convenience of the reader and may differ from the actual rates used in the preparation of our consolidated financial statements and other financial information appearing in this prospectus. Our inclusion of these exchange rates is not meant to suggest that the euro amounts actually represent such dollar amounts or that such amounts could have been converted into dollars at any particular rate, if at all.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the results of operations and financial condition of KDG. You should read the following discussion in conjunction with the section entitled “Selected Financial Data” and with the historical consolidated financial statements and the related notes included elsewhere in this document. Those consolidated financial statements were prepared on the basis of IFRS.

This section contains “forward-looking statements.” Those statements are subject to risks, uncertainties and other factors that could cause our future results of operations or cash flows to differ materially from the results of operations or cash flows expressed or implied in such forward-looking statements. Please see “Forward-Looking Statements.”

In this section, when we say “we,” “us,” “our” or other similar terms, it refers to KDG and its subsidiaries, unless the context otherwise requires.

Overview

We are the largest cable operator in Germany in terms of subscribers. We currently operate in 13 of the 16 federal states in Germany, including Germany’s three largest cities, Berlin, Hamburg and Munich. We were formed in 2003 from the combination of cable assets in six of the nine regional cable television regions previously operated by DTAG, together with other network assets owned by DTAG. As of March 31, 2006, our network passed approximately 15.5 million homes and we served, directly or indirectly, approximately 9.6 million cable TV access subscribers, 479 thousand digital pay television RGUs and 65 thousand highspeed Internet and telephony subscribers. In addition, we operate an advanced digital playout facility capable of delivering encrypted digital television signals via satellite up-links to all of Germany.

During the year ended March 31, 2006, we generated 82.4% of our total revenues from subscription fees received from cable TV access subscribers (“Kabel Anschluss”).

Our network is also digitally enabled allowing us to deliver currently up to 17 digital channels, with each channel capable of carrying up to 12 digital program streams (to be expanded up to 16 in 2006 with the introduction of a new modulation technology). Although subscription revenues generated from digital pay-TV subscribers (“Kabel Digital”) remain a small percentage of our total revenues, they are expected to increase over time.

In certain regions the network has been upgraded to transmit bi-directional signals and has been outfitted with the necessary equipment to deliver Internet access. As of March 31, 2006, a portion of our Level 3 network, passing approximately 4.0 million homes, has been upgraded. Furthermore, we recently introduced telephony services in all areas where we offer Internet access. We expect the revenue contribution from highspeed Internet access (“Kabel Highspeed”) and telephony (“Kabel Phone”) to increase over time.

In addition to subscription fees paid for the delivery of TV, Internet and telephony services, we also receive carriage fees from broadcasters for the distribution of their signals over our network.

We also own and operate a digital playout center capable of delivering encrypted digital television signals via satellite up-links to all of Germany. We charge third parties for the distribution of digital pay-TV signals over the network.

Finally, Telepost Kabel-Service Kaiserslautern GmbH & Co KG (“TKS”), which accounted for approximately 2% of total revenues for the fiscal year ended March 31, 2006, incorporates all business activities related to the development, administration and sales of telecommunication services for U.S. military customers. TKS also provides English language bills for English speaking expatriates throughout Germany. In addition, TKS installs, services and maintains its own cable television receiving stations and distribution networks in American military housing areas.

Significant Factors Affecting Our Results of Operations

Our results of operations have been, and will continue to be, affected by a number of events and actions, some of which are beyond our control. However, there are some specific items that we believe have impacted our results of operations and, in some cases, will continue to impact our results on a consolidated level and within our individual business units. In this section, we discuss the ways in which we generate revenues and the main costs associated with generating these revenues. We also discuss several additional factors that we believe have, or could have, an impact on these results, such as customer churn, competition and capital expenditures. Please also see the section entitled “Risk Factors.”

Since the creation of KDG, we have implemented, and continue to implement, programs designed to increase efficiency, reduce costs, and maximize cash flows. These initiatives include renegotiation of certain service contracts and other arrangements, centralization and consolidation of certain headquarter functions, a focus on marketing activities, the reallocation of employees from network infrastructure and accounting and finance to sales and customer care positions, and improved billing and working capital practices. These programs, in some cases, have had a positive effect on our results of operations in the period under review; we believe that they will have a positive impact on our results of operations going forward.

We have allocated the resources made available by these cost savings and reallocated other cash flow into the continued development of our digital television, highspeed Internet and telephony products, the continued upgrade of our network to enable highspeed Internet and our increased focus on marketing and sales activities generally. We do not expect our expanded digital pay-TV product, highspeed Internet or telephony offering to generate immediate profits or positive cash flows, but consider them to be important for long-term market positioning and customer retention. We expect the introduction of these products to add downward pressure to our operating cash flows, Adjusted EBITDA and operating margins. We have attempted to structure our new products to create variable operating costs based on the success of those products, such as the number of subscribers.

Factors affecting revenues

We derive revenues from four main business activities: (i) our basic cable television access business, including subscription (Kabel Anschluss), installation fees and carriage fees, which accounted for 89.7% of our total revenues for the fiscal year ended March 31, 2006; (ii) our digital cable television business, including subscription (Kabel Digital) and carriage fees, revenue sharing agreements and service fees from non-KDG regions for digital playout facility services, which accounted for 7.1% of our total revenues in the same period; (iii) our highspeed Internet and telephony business (Kabel Highspeed and Kabel Phone), which accounted for 1.0% of our total revenues in the same period; and (iv) our stand-alone TKS broadband, cable and other network services business, which accounted for 2.4% of our total revenues in the same period. This excludes TKS’s cable television revenues, which are included in our basic cable television access revenues above.

Basic cable television access revenues

We generate revenues in our analog cable television business from subscription fees paid by subscribers, carriage fees paid by broadcasters for the distribution of their signals over our network to our subscribers and installation fees for cable connections and network extensions.

Basic cable television access subscription and installation fees (Kabel Anschluss).   We provide signal delivery services directly to homes and indirectly through housing associations and Level 4 operators. Generally, direct subscribers reside in single-family homes, duplexes or smaller apartment buildings (typically, with 1 – 12 dwelling units). Our direct subscriber contracts follow standard terms and conditions and may be terminated by the customer upon short notice. Housing associations and Level 4 operators resell or pass through the signal to the end-customer. See “Industry — The German Television Market.” As of June 30, 2006, the largest three Level 4 operators account for approximately 2.6 million of our basic cable television access subscribers (approximately 26% of our total cable subscribers). Many of our largest Level 4 contracts are due for renewal between 2006 and 2011. Our housing association contracts typically have terms of five to ten years.

As we aim to increase our number of customers, particularly housing associations, we will come into more competition with the Level 4 operators, who are often the traditional providers of services to such customers and have existing contractual relationships with them. Level 4 operators typically enter into long-term contracts with housing associations, which limits our opportunities to win these new customers and may hinder our efforts to market our services, in particular highspeed Internet and telephony, effectively to housing associations.

We also generate revenues from the installation of cable connections and also receive fees and cost reimbursements for construction of some network extensions to new subscribers.

Our monthly basic cable television access fees are based on a published standard rate card and vary depending on the number of subscribers connected to a network connection point. In general, the fewer subscribers connected to a connection point, the higher the monthly fees paid by each subscriber receiving signals through that point. Therefore, single subscribers connected to the network pay the highest monthly subscription fee, whereas Level 4 operators or housing associations that receive our signal for numerous subscribers per connection point would typically pay substantially less per subscriber. We offer a standard 5% discount to all customers who prepay the monthly subscription fees on an annual basis. In addition to the standard monthly subscription rates and discounts, we give additional discounts to certain large Level 4 operators and housing associations. Our recent agreements with large Level 4 operators provide incentives for these Level 4 operators to maintain subscription levels.

As of March 31, 2006 and 2005, the number of Kabel Anschluss subscribers was 9.6 million. For more information on our pricing and our customer segments, see “Business — Our Products and Services.”

Basic cable television carriage fees.   We receive carriage fees from broadcasters for the distribution of their analog programs over our network to the subscribers we serve.

Carriage fees are paid by analog program providers and broadcasters in order to reach the maximum number of viewers and hence maximize the reach of their programming and (in the case of commercial providers) maximize revenues from the sale of advertising space. At the same time, we depend on the provision of programs by these providers and broadcasters in order to attract subscribers to our network. We also have entered into revenue-sharing agreements with operators of shopping channels, whereby we receive a percentage of the revenues generated from sales made by those channels.

We typically provide 30 to 35 analog channels (depending on the region served) and 36 VHF radio stations with full coverage of all geographic regions served by our network. The remaining analog channels are provided to regional broadcasters to reach specific geographic regions. Carriage fee contracts are typically for one year with automatic renewals.

Under German regulations, we are also required to transmit “must-carry” programming over our network most of which generates carriage fees; for a limited number of not-for-profit channels, we are not permitted to charge fees.

Carriage fees (analog as well as digital) are also subject to price regulation. See “Regulation.”

Digital cable television access revenues

Our digital cable television access business generates revenues through subscription fees, carriage fees and revenue share agreements, and fees paid to us for services we provide to third parties in connection with our digital playout facility. Although our digital cable television access business currently does not generate profits or positive operating cash flows, we consider it important for long-term market positioning and customer retention.

Digital subscription fees (Kabel Digital).   We receive subscription fees for our digital pay-TV programming. Our Kabel Digital INTERNATIONAL product (foreign television program packages compiled, marketed and sold by us) was introduced in late 2002. In September 2004, we introduced Kabel Digital HOME (currently offering 33 additional channels). As of June 30, 2006, we had approximately 549 thousand Kabel Digital RGUs. In the future, we expect proportionately more of our revenues to be derived from digital pay-TV product offerings.

Kabel Digital requires a set-top box acquired through retail stores in Germany or through our direct sales channels. We have also introduced a box rental option whereby the user pays an additional small monthly fee for the use of a box. The box uses an open standard through which viewers can access the public broadcasters and, with the aid of decoder cards (“smart cards”), our digital pay-TV programming and digital FTA programming as well as the programming of Premiere and other digital broadcasters. Public broadcasters can be accessed without a smart card or other decription system. Going forward, we will continue to migrate to a box subsidy and/or rental model. Therefore, we expect revenues from box sales to remain flat or to even decline in the future.

Digital carriage and playout fees.   We derive carriage fees from the distribution of digital television programs on behalf of third-party program providers. Programs currently transmitted, besides our own Kabel Digital INTERNATIONAL and Kabel Digital HOME, include the digital television programming offered by the public broadcasters, a growing number of private free-TV broadcasters and Premiere, a major commercial pay television operator in Germany. Premiere utilizes five of our 17 available digital channels to deliver its portfolio of programming packages over our network. The fees derived by us from this arrangement include fixed carriage fees for each digital channel plus a variable fee based upon the revenue generated from Premiere’s subscribers served by our network.

We either deliver this digital programming and encryption data for smart cards through our digital playout facility via leased satellite transponders both to our own network headends and also to the headends of the networks operated by iesy (until December 31, 2007) and Kabel BW (until July 31, 2007), or receive the digital programming via satellite directly at our headends from the program providers. All conditional access information required to activate the subscriber’s digital box is delivered via our digital playout center to our headends and the headends of iesy and Kabel BW. We allocate the revenue generated by the operation of the digital playout facility among iesy, Kabel BW, and us (less, in some cases, a margin retained by us) based on the pro rata share of the subscribers served by the transmitted signals. iesy and Kabel BW pay us fees for these transmissions. In addition, we continue to provide certain digital playout services related to Premiere to ish, iesy and Kabel BW under agreements that terminate at the latest at the end of December 2007. See “Business — Our Products and Services — Carriage Fees — Digital carriage fees and fees relating to our digital television platform.”

Broadband Internet and telephony revenues (Kabel Highspeed and Kabel Phone)

We provide broadband Internet access and telephony to homes in regions where the network has been upgraded. As of June 30, 2006, we served over 92 thousand highspeed Internet and 70 thousand telephony RGUs.

In April 2005, we launched a pilot telephony project in Leipzig and Berlin. Based on the response to this pilot project, we launched the product Kabel Phone in October 2005 and currently offer telephony services in all areas where we offer Kabel Highspeed.

We continue to upgrade areas of our Level 3 network where the network density and customer profile justify the investment. A portion of our Level 3 network, passing approximately 4.0 million homes, has been upgraded as of March 31, 2006 and, based on current projects, we expect to have approximately 8.7 million homes passed by our upgraded network by the end of March 2007.

TKS

Along with the core cable television and associated broadband businesses, we operate TKS. TKS operates a broadband telecommunications business that mainly serves U.S. military bases in Germany. It offers cable television subscriptions and Internet and telephony services. In addition, TKS operates approximately 29 small retail shops where its customers, almost all U.S. service personnel, pay for the telecommunication services received from TKS and purchase other telecommunication products, such as cable television, Internet and telephony services. The sale of telecommunication products generates lower margins compared to our core service offering.

TKS also generates telephony bills for customers of DTAG that request English language bills. Because TKS acquires the accounts receivable from the telephony provider, it assumes all credit risks associated with the accounts receivable. However, TKS is permitted to have non-paying telephony customers disconnected within a short period of non-payment. Due to its business model, TKS has some exposure to bad debt expense.

The U.S. military bases are located on premises owned by the Federal Republic of Germany. TKS is permitted to build and maintain its networks on such premises pursuant to agreements with an agency representing the Federal Republic of Germany. In the event that any of the U.S. military bases are vacated, the Federal Republic of Germany may terminate the applicable agreement with TKS.

The U.S. military has announced that it is planning to restructure its operations in Germany, which could lead to a significant reduction in the number of American troops stationed in Germany. Any such reduction in U.S. military personnel or the closure of U.S. military bases in Germany would likely have an adverse effect on TKS’s results of operations.

Factors affecting the costs of services rendered

Costs of services rendered are costs related to the revenue generating business activities of the Company. These costs are primarily comprised of personnel expenses, costs of materials and services, other expenses directly related to revenue generating activities (such as copyright expenses, rent for technical infrastructure, fees for the Bayerische Medienanstalt and other items) and depreciation of the network.

Costs of materials and services.   Our most significant costs include payments under Service Level Agreements for the use of assets which are owned by DTAG and which are shared between our network and that of DTAG, and for services provided by DTAG. The SLAs are generally long term contractual arrangements and have strict guidelines regarding DTAG’s ability to increase prices in the future. The Company has the ability to cancel these agreements subject to certain notice periods and we are actively seeking alternatives for a portion of these services. The assets that are shared between our network and that of DTAG include underground ducts used to house DTAG’s telephony network and our cable television network, facilities which house DTAG’s telephony switches and our cable television headends, electricity supplied to shared facilities, and fiber optic systems used to transmit both telephony and cable television signals. The costs associated with SLAs include:

•       Payments made to DTAG for use of these assets. For the lease of cable ducts, the largest expense component of the SLAs, and certain other assets such as fiber optic capacity, prices are fixed until the end of 2006. Thereafter, DTAG may raise prices on an annual basis to the extent its own operating costs increase with respect to such services. Such price increases are generally limited until 2015 by reference to the German consumer price index. See “Business — Material Contracts — SLAs with DTAG.”

•       Payments to DTAG for rental space and energy costs (which are equal to the cost DTAG pays, plus a 5% margin). We believe that, even though we pay a 5% margin over the costs that DTAG pays for rental space and power supplied to our facilities, this is still an attractive arrangement for us as replacement supplies would generally be more expensive.

•       Payments made to reflect the cost to DTAG of providing employees access to, and supervising the use of, shared facilities.

In addition, we pay for liability insurance to cover any business interruption of DTAG’s telephony business caused by us or our employees in shared facilities. See “Business — Material Contracts — SLAs with DTAG” and “Risk Factors — Risks Relating to Our Business — We rely on DTAG and certain of its affiliates for a significant part of our network.”

We also make payments in relation to the use of transponders and up-link capabilities that are required to distribute digital programs on a nationwide basis to the master headends and headends which serve our and other regional operators’ cable distribution network. The users of digital services outside of KDG have historically paid approximately 85% of their pro rata share of the cost of transponder usage. Kabel BW receives its digital programs, including Premiere, ARD/ZDF and foreign language programs, from our subsidiary KDBS. We share revenues and allocate costs based on the pro rata share of subscribers served. Kabel BW has the right to terminate parts or all of this agreement under certain conditions. ish and iesy have terminated similar arrangements. Pursuant to a settlement agreement, the services provided to ish have been terminated and the digital services we provide to iesy will terminate at the end of 2007. We continue to provide certain digital playout services related to Premiere to ish, iesy and Kabel BW under an agreement that terminates in December 2007. ish and iesy are, however, entitled to terminate the digital platform services related to Premiere under certain circumstances. If the number of programs in KDG’s digital offering increases, the Company will have to eventually increase its transponder capacity. We currently lease seven transponders from T-Systems and two transponders, as of January 1, 2006, directly from SES ASTRA. We have leased an additional transponder from SES ASTRA from May 1, 2006. These three transponders leased from SES ASTRA have a minimum five-year commitment and the remaining transponders are leased through 2013. Going forward KDG believes there is substantial transponder capacity available at prices close to or below current rates.

Content costs are another growing component of costs of materials and services and are based on the number of digital subscribers and, in some cases, fixed minimum guarantees. Content costs will increase as we add additional channels to our digital pay-TV offering and as our digital pay-TV subscription base grows.

The costs of digital boxes are included for the first time in the fiscal year ended March 31, 2005. In general, the costs of digital boxes will increase in line with the increase in digital subscribers. Additional costs related to the handling of the digital boxes are recognized as other costs. Considering all direct and overhead costs associated with the sale of digital boxes, the Company does not anticipate making a gross profit margin on box sales. The Company also runs special sales campaigns and gives the boxes away to promote sales activities. In these cases the Company will incur losses on its box promotions.

The costs of digital boxes sold relate to those digital boxes sold at full retail cost and not at reduced prices related to special promotions and amounted to €3.9 million in the fiscal year ended March 31, 2006 compared to €9.0 million in the fiscal year ended March 31, 2005. The decline relates to the fact that in May 2005, the Company began to subsidize boxes in relation to a sales promotion designated to increase subscriber ARPU and number of contracts. The campaign has been very successful resulting in fewer customers acquiring the digital boxes at a retail price. The costs of the subsidized boxes are carried in deferred expenses and expensed over two years through selling expenses. Other costs of materials and services include costs of materials and services sold by TKS, the portion of digital platform revenues passed through to Unity Media and Kabel BW and other costs of materials and services. Our TKS business incurs a comparatively high level of costs associated with the English language bill service offered to customers of DTAG and the resale of other telecommunications products. In regard to the English language bill service, this is because TKS in effect acquires the receivable representing the bills from the telephone provider and recognizes the purchase as a cost leading to a higher revenue and cost impact than if TKS merely recognized the administrative fee paid for providing this service. TKS makes no profit margin on the acquisition of the receivable representing the bill but is paid a monthly administrative fee for each customer served, which generates the profit on this business.

Other expenses primarily include copyright fees, fees paid to the Bayerische Medienanstalt, rent for technical infrastructure, IT support, and other miscellaneous expenses.

Copyright expenses are governed by two contracts which expire in December 2006. Management believes we can avoid significant changes to our copyright fees in the future but there can be no assurance that we will be successful in these future negotiations. See “Business — Material Contracts” and “Risk Factors — Risks Relating to Our Business — Failure to reach agreement with owners of copyright protected broadcast content may adversely affect our business.”

Depreciation and amortization expenses primarily include the depreciation of the network and the digital platform. In general, the cable television network is being depreciated on average over 20 years.

Subscribers and Revenue Generating Units

	As of March 31,
	2004	2005	2006
	(‘000s, except percentages)
Subscriber Numbers and Revenue Generating Units
Homes passed	15,300	15,600	15,500
Kabel Anschluss subscribers	9,626	9,640	9,581
% penetration(1)	63%	62%	62%
Kabel Digital	81	224	479
Kabel Highspeed	5	12	61
Kabel Phone	0	0	40
Total RGUs(2)	9,712	9,876	10.161

(1) Number of subscribers at the end of the relevant period as a percentage of the number of homes passed by KDG’s network at the end of the relevant period.

(2) Revenue generating units (“RGUs”) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but two RGUs.

The number of Kabel Anschluss customers was stable over the period from April 1, 2004 until March 31, 2005, but has dropped slightly, to 9,581 thousand, as of March 31, 2006. We believe this is attributable to increased competition from DTT and satellite services, which more than offset subscriber growth resulting from several smaller Level 4 acquisitions. Under our existing customer care and billing systems, we track the number of subscriber contracts that are added and terminated. These numbers include contract renewals and termination attributable to churn (which is the number of subscribers that disconnect from our network and do not reconnect under a new contract) as well as other factors, including several minor acquisitions.

Although our ability to reduce our churn rate is limited by certain factors, such as subscribers moving outside our network service area, managing our subscriber churn rates is a significant component of our business plan. We completed the integration of our various IT systems and databases across our entire network in June 2005. We expect this integration to allow us to better identify the reasons for individual subscriber churn so that we can more effectively target our product offerings to satisfy subscriber demand. We will need to continue to fine-tune and adjust these systems in order to improve our customer care and product offerings and to continue to design programs to address subscriber demands.

ARPU

Average revenues per unit (“ARPU”) is a measure we use to evaluate how effectively we are realizing potential revenues from customers. We calculate ARPU on a yearly, quarterly or monthly basis by dividing total revenues generated from the provision of services by the average number of subscribers served in that period and by the number of months in the period.

The table below illustrates our ARPU development for the fiscal years ended March 31, 2004, 2005 and 2006.

	Year ended March 31,
	2004	2005	2006
	(€)
ARPU(1)
Kabel Anschluss	7.07	7.19	7.26
Kabel Digital	n/a	6.38	6.97
Kabel Highspeed	n/a	26.40	21.08
Kabel Phone	n/a	n/a	27.40
Total Blended ARPU(2)	n/a	7.19	7.30

(1) ARPU is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of subscribers for that period and the number of months in that period.

(2) Total blended ARPU is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Highspeed and Kabel Phone subscription revenues for the relevant period by the average number of subscribers for that period and the number of months in the period.

The increase in ARPU for Kabel Anschluss from April 1, 2004 to March 31, 2005 is primarily due to the elimination of the monthly discount of approximately €1.80 for single family contracts which originated prior to 1991. Other factors that contributed to the increase in ARPU were new contracts on favorable terms with certain large Level 4 operators which resulted in a higher ARPU and a concerted sales effort to migrate certain wholesale relationships into higher ARPU contracts directly with subscribers. Offsetting the positive impact of these items is a loss of direct subscribers and reduced ARPU’s from the renegotiation of certain business customers. The Company believes subscription revenue will remain relatively stable over the coming periods.

Other Factors That Will Affect Our Results of Operations in Future Periods

Accelerated digital cable, highspeed Internet and telephony roll-out

We are in the process of selectively upgrading our network to provide Internet and telephony services. A portion of our Level 3 network, passing approximately 4.0 million homes, has been upgraded as of March 31, 2006 to enable highspeed Internet and telephony and we anticipate that up to approximately 8.7 million homes will be passed by our upgraded network by the end of March 2007. The investment for the upgrade of our Level 3 network in Rhineland-Palatinate and Saarland amounted to approximately €17 million, or €16 per home passed, although this may not be indicative of the level of investment that will be necessary to upgrade the Level 3 network in other regions. The cost of upgrading a Level 4 network depends on the number of units within the building and on the existing wiring in place. The Level 4 upgrades, therefore, range from €100 to €300 per subscriber, with an average investment of €175 per subscriber, based upon our experience in the regions to date. In addition to the capital expenditures required for the upgrades, we will incur additional marketing expenses, operating costs with service providers and costs for materials. We rely upon third parties to provide certain services, such as Internet upstream and voice interconnection necessary to provide our products. As our customer base grows, we may be required to lease additional network capacity and the scale of our third-party suppliers may increase the costs of, or cause delays to the roll-out of, these products.

We have implemented a program designed to increase our focus on the key direct subscriber segment. In order to compete with alternative television platforms, we feel it is necessary to reposition our product as a digitally enabled product of the future. The programs in place are aimed at making digital television a more attractive product to the end consumer. A key component of a digital television offering is the set-top box. We are evaluating ways to accelerate the penetration of set-top boxes within our customer base, including the potential roll-out of fully subsidized set-top boxes to certain customer segments.

Analog carriage fees

With effect from December 31, 2005 we cancelled the analog feed-in agreements that we had with the RTL group and the ProSiebenSat.1 group pursuant to which they paid us fees to distribute their analog programming on our network. We have reached agreement with the RTL group, ProSiebenSat.1 group and various other private broadcasters and are now distributing their programming in both analog and digital format. Subject to certain conditions, we distribute the digital signal in an encrypted format, which requires the customer to obtain a smart card from us.

Price harmonization in contracts with housing associations

In August 2005, we announced a new tariff schedule for multi-unit dwellings with the aim of simplifying and replacing the previous tariff schedule. As of January 1, 2006, the new schedule applies to both our new and existing customers in such units (representing approximately 2.6 million subscribers). The new simplified schedule changes the method and amount charged and is expected to reduce the number of non-paying viewers by basing billing on the total number of units in a given apartment block as opposed to basing billing on the dwelling’s management’s representation of actual subscribers. For certain customers, this tariff change resulted in a price increase. Since the new tariff schedule constitutes a change in the terms and conditions of our customer service contracts, those customers with previously existing contracts have the right to cancel (churn). We have experienced a certain amount of churn in connection with past tariff changes and may experience additional churn in connection with this new tariff schedule. We have put in place measures to minimize any such churn, however, we are unable to determine how many customers have or will cancel their contracts as a result of this change. Furthermore, we are subject to ex-post regulatory review for all pricing changes, which could result in our being compelled by the regulator to make changes to the tariff schedule. As of the date of this prospectus, we have not been informed of any regulatory review or legal suits relating to the new pricing schedule.

Competition

We face significant competition in each of our product segments. Our ability to acquire and retain customers and increase revenues depends on our continued level of service and enhanced product offerings. If competitive forces prevent us from charging the prices for these services that we plan to charge, or if our competition is able to attract our customers or the potential customers we are targeting, our results of operations will be negatively affected. For further details as to the competition that we face, please see “Business — Competition” and “Risk Factors — Risks Relating to Our Business — We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.”

Content costs

We plan to introduce additional digital packages and services which offer a wider range of programming than the basic package and for which we intend to charge correspondingly higher prices. We have already obtained some of the programs that we require in order to launch these products and are currently in negotiations to obtain more. In many cases, to obtain programming rights, we have to guarantee minimum program payments through subscriber guarantees.

Stabilizing basic cable television access subscription revenues

We intend to maintain the level of our basic cable television access subscription revenues by maintaining our emphasis on marketing activities, and by implementing customer retention programs to reduce customer churn, using more stringent security measures to ensure that only paying subscribers have access to the network, increasing the number of sales agents, and competing more aggressively with Level 4 operators for new housing association contracts as they come up for renewal. The introduction of new digital television, highspeed Internet and telephony services complements our analog and digital FTA offering and we believe that these new offerings help to retain subscribers who are interested in programs alternative to those which are offered in the basic cable TV access product.

Seasonality

Certain aspects of our business are subject to seasonal factors. For example, television usage, and the level of new subscriptions for television services, is typically lower in the summer months. Our customer churn rates include persons who disconnect service due to house moves, resulting in a seasonal increase in our churn rates during the summer months when higher levels of house moves occur and students leave their accommodations between school years.

In addition, we have a disproportionately high level of annual prepayments in the months between November and February, which results in higher cash flow from operations in these months of the year.

Results of Operations

The operating results of the Company for the fiscal year ended March 31, 2006, as well as the comparison periods from April 1, 2003 to March 31, 2004 and from April 1 2004 to March 31, 2005, have been prepared in accordance with IFRS as adopted by the EU. Application of any other IFRS would not impact the consolidated financial statements prepared in accordance with IFRS as adopted by the EU. The financial statements for the fiscal year ended March 31, 2004 were initially prepared under German HGB accounting standards and subsequently converted to IFRS accounting standards.

The following table sets forth certain income statement information for the fiscal years ended March 31, 2004, 2005 and 2006 and for the three-month periods ended June 30, 2005 and 2006.

	Year ended March 31,			Three-month period ended June 30,(7)
	2004	2005(6)	2006	2005	2006
	(€millions, except percentages)
	(restated)
Consolidated income statement data
Analog	895.8	916.0	906.4	227.9	229.5
Digital	47.6	62.0	71.6	15.7	21.9
HSI	1.2	2.8	9.9	1.1	9.0
Non-analog revenue of TKS and other	17.5	22.4	24.2	6.4	5.3
Total revenues	962.1	1,003.2	1,012.1	251.1	265.7
Cost of services rendered(1)	(616.5)	(573.4)	(490.1)	(117.8)	(134.6)
Other operating income	33.9	17.9	12.5	2.5	2.2
Selling expenses(2)	(220.5)	(262.5)	(277.0)	(62.5)	(72.2)
General and administrative expenses(3)	(115.5)	(110.3)	(102.4)	(20.2)	(26.5)
Profit from ordinary activities	43.5	74.9	155.1	53.1	34.6
Interest income	4.0	11.4	2.8	0.6	0.9
Interest expenses	(213.9)	(179.8)	(228.8)	(44.1)	(42.6)
Depreciation on investments and other securities	0.0	(0.3)	(0.1)	0.3	0.3
Income from associated companies	0.6	0.7	0.5	0.4	0.5
Profit (Loss) before taxes	(165.8)	(93.1)	(70.5)	10.3	(6.3)
Taxes on income	13.9	(9.5)	(6.3)	(1.4)	(9.5)
Net Profit (Net loss)	(151.9)	(102.6)	(76.8)	8.9	(15.8)
Other Financial Data
Adjusted EBITDA(4)	428.0	408.0	401.3	107.4	90.5
Adjusted EBITDA margin(5)	44.5%	40.7%	39.7%	42.8%	34.1%

(1)      Includes €117.4 million of depreciation and amortization in the fiscal year ended March 31, 2006 (€206.7 million and €261.8 million in the fiscal years ended March 31, 2005 and 2004, respectively) and €31.0 million and €28.3 million in the three-month periods ended June 30, 2006 and 2005, respectively.

(2)      Includes €88.2 million of depreciation and amortization in the fiscal year ended March 31, 2006 (€81.2 million and €92.4 million in the fiscal years ended March 31, 2005 and 2004, respectively) and €22.4 million and €21.6 million in the three-month periods ended June 30, 2006 and 2005, respectively.

(3)      Includes €15.2 million of depreciation and amortization in the fiscal year ended March 31, 2006 (€9.8 million and €10.1 million in the fiscal years ended March 31, 2005 and 2004, respectively) and €3.9 million and €3.2 million in the three-month periods ended June 30, 2006 and 2005, respectively.

(4)      Profit from ordinary activities before depreciation, amortization, compensation, which consists primarily of expenses related to our management equity programs and non-cash restructuring expense (“Adjusted EBITDA”), is a measure used by management to measure our operating performance. Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted

EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that “Consolidated EBITDA” will be calculated under the indenture governing the Notes or under the terms of the Senior Credit Facilities. However, Adjusted EBITDA is a commonly used term to compare the operating activities of cable television companies.

(5)      Adjusted EBITDA margin is a calculation of Adjusted EBITDA as a percentage of total revenues.

(6)  As discussed in footnotes 3.7, 3.8, 5.5 and 6 to the audited financial statements the Company adopted international accounting standards No. 39 effective April 1, 2004.

(7)  The IFRS interim information for the three-month periods ended June 30, 2005 and 2006 is derived from the financial information posted on the Company's website and included herein on page F-92.  Such financial information is incomplete in that it does not include all disclosures required under SEC rules and regulations including a reconciliation to US GAAP.

Results for the Three Months Ended June 30, 2006 compared to the Three Months Ended June 30, 2005

Interim Financial Information

The interim financial information for Kabel Deutschland GmbH, Unterföhring for the quarters ended June 30, 2005 and 2006 has been included in the registration statement beginning on page F-92, along with the following operating and financial review of these periods as this information has been posted on our website. This financial information does not include all the disclosures which SEC rules and regulations require for interim financial information, including a reconciliation to US GAAP.

The interim financial information for the quarter ended June 30, 2006 does not include material differences from US GAAP that have not been previously disclosed in our annual financial statements.

Revenues

For the quarter ended June 30, 2006, revenues increased by 5.8% to €265.7 million from €251.1 million for the quarter ended June 30, 2005.

Basic cable television access subscription fees paid for the delivery of analog and digital video signals are generated from individuals, businesses and housing associations. Analog and digital cable television access subscribers served by the Company increased slightly to 9,573 thousand at June 30, 2006 from approximately 9,568 thousand at June 30, 2005. In April of 2006 the Company discontinued the analog access product for single family homes and instead offers a digital access product. At June 30, 2006 the Company served 47 thousand digital access subscribers. The Company believes the introduction of new products and services such as digital access and pay TV, HSI and telephone will stabilize the analog CATV base over time. Average subscribers served in the quarter ended June 30, 2006 of 9,574 thousand decreased from 9,603 thousand average subscribers served during the same period in 2005.

Basic cable television access subscription fees increased by 0.7% during the quarter ended June 30, 2006 to €210.1 million from €208.7 million during the quarter ended June 30, 2005. The average monthly subscription revenue per subscriber (“ARPU”) remained virtually flat at €7.31 for the three months ended June 30, 2006 compared to €7.25 for the three months ended June 30, 2005. The Company believes subscription revenue will remain relatively stable over the coming periods.

Installation fees generated from the analog and digital cable television access business declined by 27.8% to €1.3 million in the quarter ended June 30, 2006 from €1.8 million in the same period in 2005. The primary factors responsible for the decline relate to a reduction in the gross subscriber additions between the relevant periods and the waiver of fees to support sales promotions. Installation fees are expected to remain at current levels.

Basic cable television carriage fees increased by 4.0% to €18.1 million in the quarter ended June 30, 2006 from €17.4 million in the quarter ended June 30, 2005. The Company signed new contracts with all of the commercial broadcasters at the beginning of 2006. The new contracts increase the average price per home distributed extend the terms and provide for the simulcast of the analog signals into the digital spectrum.

Subscription fees paid by customers utilizing our digital pay products increased substantially by 131.3% to €11.1 million in the quarter ended June 30, 2006 from €4.8 million in the quarter ended June 30, 2005. The primary factor responsible for this increase relates to growth in RGUs which increased by 105.6% to approximately 549 thousand at June 30, 2006 from approximately 267 thousand at June 30, 2005. Another factor responsible for the increase is an increased ARPU due to a price increase for certain contracts of Kabel Digital Home in June 2006. The Company believes revenues from digital subscriptions will continue to grow rapidly over the next few years as the digital television business develops further. With the launch of digital TV we also started selling digital boxes. Revenues from these digital box sales in the quarter ended June 30, 2006 were €0.3 million compared to €1.5 million in the quarter ended June 30, 2005. The primary factor for the decline was the introduction of a new product in May of 2005 which included the sale of digital boxes for €1 per box as a special offer to gain new digital subscribers at a higher ARPU. Given the success of this special offer, retail box sales have declined dramatically. Considering all direct and overhead costs associated with the sale of digital boxes, the Company does not anticipate making a gross profit margin on box sales.

Revenues generated from the digital playout facility include digital carriage fees, compensation for providing digital playout services and other digital revenues. Digital carriage fees remained flat at €8.2 million for the quarter ended June 30, 2006 compared to €8.2 million in the quarter ended June 30, 2005. The Company pays a portion of this revenue to the unaffiliated regional operators based on the number of subscribers served. Approximately 38% of total feed-in revenues were paid to the unaffiliated operators and recognized as a cost by the Company. The future growth in carriage fees will be correlated to the growth of the subscriber base of the pay TV operator utilizing our network through at least 2007 when the contract expires.

For the quarter ended June 30, 2006, service fees paid for digital playout services were approximately €1.2 million compared to €1.0 million for the quarter ended June 30, 2005. During 2005, the fees charged for digital playout facility services were renegotiated.

Other digital revenues include sales commissions paid by the pay TV operator utilizing our network for selling one of its packages as part of our Kabel Digital Basic product and sales from the activation of SmartCards relating to digital television subscriptions. These revenues were €1.1 million for the quarter ended June 30, 2006 compared to €0.2 million for the same period last year.

Total digital revenue amounted to €21.9 million for the quarter ended June 30, 2006 compared to €15.7 million in the same period of 2005. It is the Company’s intention to further develop business plans to offer additional digital video products, including pay per view services which was introduced in July 2006.

Revenues for HSI and Kabel Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of cable modems and increased substantially to €9.0 million for the quarter ended June 30, 2006 from €1.1 million for the quarter ended June 30, 2005. The increase in HSI and telephone sales primarily relates to the increase in RGUs which reached approximately 162 thousand in June 2006 compared to 15 thousand in the same period last year. Included in the 2006 numbers are approximately 92 thousand HSI and 70 thousand telephony RGUs. In many cases both products are subscribed to by one customer. In total the Company served 28 thousand HSI stand-alone subscribers, 6 thousand stand-alone telephone subscribers and 64 thousand subscribers who take both products.

Other revenues are primarily comprised of fees charged for billing services and telecommunication products offered and sold by TKS. Other revenues decreased by 17.2% to €5.3 million for the quarter ended June 30, 2006 from €6.4 million for the quarter ended June 30, 2005. Approximately €4.7 million of other revenues relate to non-analog subscription revenue of TKS for the quarter ended June 30, 2006 compared to €4.9 million for the same period in 2005. Other sales also include fees paid by the unaffiliated regional companies for services such as IT, call center support and network systems. These service fees approximated T€90 in the quarter ended June 30, 2006 compared to T€884 in the quarter ended June 30, 2005. The remainder of the revenue is comprised of several small items most of which are nonrecurring in nature.

Costs of Services Rendered

Costs of services rendered increased by 14.3% to €134.6 million for the quarter ended June 30, 2006 from €117.8 million for the quarter ended June 30, 2005.

Personnel expenses included in cost of services rendered increased by 5.9% to €16.1 million in the quarter ended June 30, 2006 from €15.2 million in the quarter ended June 30, 2005. Included in personnel expenses for the quarter ended June 30, 2006 are expenses of T€3 compared to T€35 for the same period 2005 related to the Management Equity Participation Program.

For the quarter ended June 30, 2006, cost of materials and services increased by 17.4% to €68.2 million compared to €58.1 million for the quarter ended June 30, 2005.

Total expenses recorded under the SLAs were approximately €42.1 million for the quarter ended June 30, 2006 compared to €41.6 million for the quarter ended June 30, 2005.

For the quarter ended June 30, 2006, transponder cost approximated €1.2 million compared to €0.6 million for the quarter ended June 30, 2005. On January 1, 2006, two additional transponders were put into service which are used for the digital offering of simulcasted analog programs. The Company put another additional transponder into service in May 2006 to provide capacity to offer pay per view services.

Included for the quarter ended June 30, 2006 were €7.1 million of content costs compared to €4.2 million for the quarter ended June 30, 2005. In general, our content costs are based on the number of digital subscribers served by us; however, some content contracts are based on minimum subscription guarantees. At June 30, 2006, these fixed minimum guarantees approximated €1.8 million compared to €1.7 million for the quarter ended June 30, 2005. Content costs will increase as we add additional channels to our digital offering and as our digital subscription base grows.

The costs of digital boxes sold relates to those digital boxes sold at full retail cost and not at reduced prices related to special promotions and amounted to €0.1 million in the quarter ended June 30, 2006 compared to €1.2 million in the quarter ended June 30, 2005. The decline relates to the fact that in May 2005 the Company began to subsidize boxes in relation to a sales promotion designated to increase subscriber ARPU and number of contracts. The campaign has been very successful resulting in fewer customers acquiring the digital boxes at a retail price. The costs of the subsidized boxes used to support sales activities are carried in deferred expenses and expensed over two years through selling expenses.

Other costs of materials and services include the portion of digital platform revenues paid to the unaffiliated regional cable television operators and other costs of materials and services. Other costs of materials and services increased by 68.6% to €17.7 million for the quarter ended June 30, 2006 from €10.5 million for the quarter ended June 30, 2005. The increase is primarily related to the first time inclusion of expenses for modem installation, increased maintenance for the network and increased services related to HSI.

Other expenses primarily include copyright fees, fees paid to the Bayerische Medienanstalt, rent for technical infrastructure, IT support, and other miscellaneous expenses. For the quarter ended June 30, 2006 other expenses increased by 19.1% to €19.3 million from €16.2 million in the quarter ended June 30, 2005.

For the quarter ended June 30, 2006, copyright expenses were €8.1 million compared to €8.5 million for the quarter ended June 30, 2005. Copyright expenses are governed by two primary contracts. One of these contracts runs through 2006. With respect to the other contract an interim agreement was negotiated which extended the maturity from December 31, 2005 to December 31, 2006.

Other expenses include fees paid to the Bayerische Medienanstalt. Beginning in January 2004, the Company was required to pay a fee to the Bayerische Medienanstalt. In the quarter ended June 30, 2006, the Company paid €2.2 million related to this item compared to €2.3 million in the same period in 2005. This decrease relates to the reduction of the fees for the Bayerische Medienanstalt in the first quarter of 2005 from €0.60 to €0.45 per subscriber.

The remaining balance of other expenses includes several items which increased substantially by 66.7% to €9.0 million for the quarter ended June 30, 2006 from €5.4 million in the same period in 2005. The increase primarily results from increased consulting expenses related to the network infrastructure and increased expenses for temporary employees.

Depreciation expenses primarily include the depreciation of the network, capitalized transponder leases and the digital platform. For the quarter ended June 30, 2006 the depreciation expense increased by 9.5% to €31.0 million from €28.3 million recorded in the quarter ended June 30, 2005. The increase relates to the upgrade of the network for Digital TV and HSI.

Other Operating Income

Other operating income includes insurance claims related to damaged property and in 2005 an administrative fee charged to customers who do not pay their subscription fee by direct debit. Other operating income decreased by 12.0% to €2.2 million for the quarter ended June 30, 2006 from €2.5 million for the same period in 2005.

Selling Expenses

Selling expenses increased by 15.5% to €72.2 million for the quarter ended June 30, 2006 from €62.5 million for the quarter ended June 30, 2005. This is primarily related to increased activities regarding the new emphasis on digital TV, HSI and Kabel Phone.

Personnel expenses include wages, salaries, social security costs and pension costs related to the costs for sales and marketing staff and call-center personnel. Personnel expenses increased by 2.8% to €14.8 million in the quarter ended June 30, 2006 from €14.4 million in the quarter ended June 30, 2005. Included in personnel expenses for the quarters ended June 30, 2006 and June 30, 2005 are one-items related to the Management Equity Participation program. These led to a reduction of personnel expenses by €2.3 million for the quarter ended June 30, 2006 compared to an increase of €0.4 million for the same period of 2005. Excluding these one-time items, personnel expenses in the quarter ended June 30, 2006 increased by 22.1% to €17.1 million from €14.0 million. The increase is primarily related to an increase of personnel in call centers, sales, marketing and product management areas.

Costs of materials and services included in selling expenses are services related to the launch of our Kabel Digital Home package which increased substantially to €5.6 million in the quarter ended June 30, 2006 from €3.3 million in the same period last year. At April 1, 2006, the Company modified their business conditions with respect to the implementation of minimum duration of customer contracts. The minimum duration depends on the different types of products offered by the Company. Due to this modification the Company began to capitalize the related commissions of its call center representatives. As of June 30, 2006, the capitalized amount was approximately €2.2 million. The amortization period of these amounts is the expected customer relationship of the contracts. After capitalization of these items, call center costs for the quarter ended June 30, 2006, amounted to €1.3 million compared to €1.9 million for the same period last year. In general the Company increased the use of external call center activities in mid 2005 as it proved to be one of the more successful sales channels for both digital, HSI and phone products. This activity will continue at levels recorded in the quarter ended June 30, 2006. In addition, costs of materials and services include the digital boxes distributed to our customers for €1 as a sales promotion. The cost of the box is deferred and amortized over the life of the contract. These sales activities began in May 2005. Costs amounted to €1.7 million for the quarter ended June 30, 2006 compared to €0.6 million for the quarter ended June 30, 2005. The remainder of cost of materials and services which includes several items increased substantially to €2.6 million from €0.8 million in the quarter ended June 30, 2005. The increase primarily results from increased expenses for materials and services related to the HSI and phone upgrade activities.

Other expenses within selling expenses primarily include costs for advertising and marketing, sales commissions, bad debt expenses, expenses for postage and other miscellaneous expenses. For the quarter ended June 30, 2006 other expenses increased by 26.7% to €29.4 million from €23.2 million in the quarter ended June 30, 2005.

Advertising and marketing expenses include costs and expenses related to advertising and marketing the products and services offered by the Company and increased by 117.0% to €11.5 million in the quarter ended June 30, 2006 from €5.3 million in the same period last year. Approximately €1.8 million of the total advertising and marketing expense in the quarter ended June 30, 2006 related to our Digital TV products compared to €3.2 million in the same period last year. The reduction in the advertising and marketing expenses related to digital TV was redirected into the HSI and telephone product offerings. Advertising and marketing related to HSI for the quarter ended June 30, 2006 increased to €5.6 million from €0.4 million for the quarter ended June 30, 2005. The remainder of the marketing and advertising expenses primarily relate to ongoing branding and product promotions. The marketing and advertising expenses incurred in the quarter ended June 30, 2006 are reflective of the Company’s on-going marketing and advertising plans.

Sales commissions decreased by 17.6% to €4.2 million in the quarter ended June 30, 2006 from €5.1 million in the quarter ended June 30, 2005. One reason for the decrease is the fact that at April 1, 2006, the Company modified their business conditions with respect to the implementation of contracts. Due to this modification the Company began to capitalize the related sales commissions. As of June 30, 2006, the capitalized amount approximated €2.9 million. The amortization period of these amounts is the expected customer relationship of the contracts.

Bad debt recoveries and expenses are being netted for financial reporting purposes. For the quarter ended June 2006, the Company recorded net bad debt expenses of €4.0 million compared to net bad debt expenses of €5.0 million for the quarter ended June 30, 2005. It is believed that bad debt provisions approximating 1 to 1.5% of revenue will be required on an ongoing basis.

Expenses for postage decreased by 40.0% to €1.2 million for the quarter ended June 30, 2006 compared to €2.0 million for the quarter ended June 30, 2005. Included in the amount for 2005 are expenses for a mailing campaign related to the first anniversary of the new digital product.

The remaining balance of other expenses includes several items which increased substantially to €8.5 million for the quarter ended June 30, 2006 from €5.8 million in the same period in 2005. Included in the 2006 numbers are expenses for consulting related to the optimization of HSI processes and project co-ordination.

Depreciation and Amortization primarily includes the amortization of the customer list. For the quarter ended June 30, 2006, the amortization increased by 3.7% to €22.4 million from €21.6 million in the quarter ended June 30, 2005. The customer list is being amortized over 8.5 years.

General and Administrative Expenses

General and administrative expenses increased by 31.2% to €26.5 million for the quarter ended June 30, 2006 from €20.2 million for the quarter ended June 30, 2005.

Personnel expenses increased by 25.0% to €9.5 million in the quarter ended June 30, 2006 from €7.6 million in the quarter ended June 30, 2005. Included in personnel expenses for the quarter ended June 30, 2006 are expenses of €0.8 million compared to €0.7 million for the same period in 2005 related to the Management Equity Participation program. Excluding these costs, personnel expenses in the quarter ended June 30, 2006 increased by 26.1% to €8.7 million from €6.9 million in the quarter ended June 30, 2005.

Other expenses within general and administrative expenses primarily include costs for external consultants, IT support and other miscellaneous expenses. For the quarter ended June 30, 2006 other expenses increased by 39.4% to €13.1 million from €9.4 million for the quarter ended June 30, 2005.

External consultant expenses increased to €3.1 million in the quarter ended June 30, 2006 from € 2.0 million in the quarter ended June 30, 2005. The Company will attempt to reduce its reliance on external consultants as it becomes fully staffed, completes its transition to a sales and market driven organization and completes the registration process with the SEC.

IT support increased by 84.0% to €4.6 million at June 30, 2006 from €2.5 million at June 30, 2005. The increase primarily relates to increased use of external IT-support required to introduce new functionality required to offer PPV and other enhanced services.

Expenses for public relations and marketing are primarily comprised of expenses for corporate branding and corporate communication, events, fairs and other activities. For the quarter ended June 30, 2006, expenses for public relations and marketing activities were €0.5 million compared to €0.4 million for the quarter ended June 30, 2005.

The remaining balance of other expenses includes several items and increased by 8.9% to €4.9 million for the quarter ended June 30, 2006 from €4.5 million for the same period in 2005.

For the quarter ended June 30, 2006 the depreciation increased by 21.9% to €3.9 million from €3.2 million in the quarter ended June 30, 2005 primarily due to the amortization related to the Company’s new customer care and billing System.

Interest Income

Interest income is primarily derived from loans made to the Company’s shareholders. For the quarter ended June 30, 2006, interest income increased to €0.9 million from €0.6 million for the quarter ended June 30, 2005.

Interest Expense

Interest expense decreased to €42.6 million in the quarter ended June 30, 2006 from €44.1 million in the quarter ended June 30, 2005.

Included in interest expense are interests related to the Company’s Senior Credit Facility amounting to €16.7 million for the quarter ended June 30, 2006 compared to €16.3 million for the same period in 2005 and interests related to the 2014 Senior Notes amounting to €19.6 million for the quarter ended June 30, 2006 compared to €19.7 million for the same period 2005.

The Company capitalizes finance fees and amortizes these costs into interest expense over the life of the related credit facility. In the quarter ended June 30, 2006 amortized financing costs amounted to €3.7 million. In addition interest expense for the quarter ended June 30, 2006 include €0.6 million related to an one time novation fee due to a change of one hedge provider and other non-cash interest amounted to €1.5 million.

Outstanding interest bearing indebtedness as of June 30, 2006 decreased to €1,905.6 million from €1,982.1 million as of June 30, 2005.

Taxes

Taxes for the quarter ended June 30, 2006 were €9.5 million and are comprised of deferred tax expenses of €9.2 million and current income tax expenses of €0.3 million. In the quarter ended June 30, 2005, we recorded income tax expenses of €1.4 million.

Net Loss / Net Profit

Net loss for the quarter ended June 30, 2006 was €15.8 million. The net profit for the quarter ended June 30, 2005 was €8.9 million. The increase in net loss is related to the issues discussed in the above sections.

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Earnings before interest, taxes, depreciation, amortization and before MEP related expenses (“EBITDA as adjusted”) decreased by 15.7% to €90.5 million for the quarter ended June 30, 2006 from €107.4 million for the quarter ended June 30, 2005. The decrease primarily relates to increased sales activities in connection with digital TV and HSI and Kabel Phone. EBITDA as adjusted is not a recognized accounting term and should not be used as a measure of liquidity. However, EBITDA as adjusted is a common term used to compare the operating activities of cable television companies.

The following table shows the calculation of the EBITDA as adjusted:

	April 1, - June 30, 2006	April 1, - June 30, 2005
	(€millions)	(€millions)
Profit from ordinary activities	34.6	53.1
Depreciation and Amortization	57.4	53.2
MEP related (income)/expenses	(1.5)	1.1
EBITDA as adjusted	90.5	107.4

We generated a net loss in the quarter ended June 30, 2006. Although we may still continue to incur losses in the short to mid term future related to the development and commercial roll out of digital TV, HSI and Phone segments, we expect the results to improve both in the group and in each segment over time. A substantial portion of our losses consists of depreciation, amortization, MEP related expenses that do not directly impact our cash flow.

Segment Reporting

For the quarter ended June 30, 2006 we are reporting in business segments. These segments are Cable access, TV/Radio, High Speed Internet and Phone (“HSI”), TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG (“TKS”) and other, which primarily includes central services and corporate activities.

The following table reflects the allocation of the EBITDA as adjusted to the different segments for the quarter ended June 30, 2006:

	Cable Access	TV/Radio	HSI	TKS	Other	Total
	(€millions)
Profit/loss from ordinary activities	68.1	5.9	(12.8)	0.9	(27.6)	34.5
Depreciation and Amortization	49.4	2.3	1.1	0.4	4.3	57.5
MEP related expense					(1.5)	(1.5)
EBITDA as adjusted	117.5	8.2	(11.7)	1.3	(24.8)	90.5

Results for the Fiscal Year Ended March 31, 2006 compared to the Fiscal Year Ended March 31, 2005

Revenues

For the fiscal year ended March 31, 2006, revenues increased by 0.9% to €1,012.1 million from €1,003.2 million for the fiscal year ended March 31, 2005.

Basic cable television access subscription fees paid for the delivery of analog and digital video signals are generated from individuals, businesses and housing associations. Analog cable television subscribers served by the Company decreased by 0.6% to approximately 9,581 thousand at March 31, 2006 from approximately 9,640 thousand at March 31, 2005. In April of 2006 the Company discontinued the analog access product for single family homes and instead offers a digital access product. The primary factor responsible for the decline relates to a reduction in the gross subscriber additions between the relevant periods. The Company attributes the decline in gross additions to the introduction of DVB-T and continued satellite direct-to-home competition. The Company believes the introduction of new products and services such as digital TV, HSI and telephone will stop the erosion in the analog CATV base over time. Average subscribers served in the fiscal year ended March 31, 2006 of 9,571 thousand decreased from 9,647 thousand average subscribers served during the same period in 2005.

Basic cable television access subscription fees decreased by 1.0% during the fiscal year ended March 31, 2006 to €834.2 million from €842.6 million during the fiscal year ended March 31, 2005. The average monthly subscription revenue per subscriber (or average revenue per unit, “ARPU”) increased by 1.0% to €7.26 for the twelve months ended March 31, 2006 from €7.19 for the twelve months ended March 31, 2005. The increase in the ARPU primarily relates to a rate adjustment for multi-dwelling-contracts in the beginning of 2006. Other actions which contributed to the increase in revenue and ARPU were new conditions with certain large Level 4 operators which resulted in higher revenue per subscriber and a concerted sales effort to migrate certain wholesale relationships into higher ARPU contracts. Offsetting the positive impact of these items is a loss of direct subscribers and reduced ARPU’s from the renegotiation of certain business customers. The Company believes subscription revenue will remain relatively stable over the coming periods.

Installation fees generated from the analog cable television access business declined by 32.6% to €6.0 million in the fiscal year ended March 31, 2006 from €8.9 million in the same period in 2005. The primary factors responsible for the decline relate to a reduction in the gross subscriber additions between the relevant periods and the waiver of fees to support sales promotions. Installation fees are expected to remain at current levels.

Basic cable television carriage fees increased by 2.6% to €66.2 million in the fiscal year ended March 31, 2006 from €64.5 million in the fiscal year ended March 31, 2005. The Company cancelled its carriage agreements with the commercial broadcasters transported in our network earlier in 2005 and signed new contracts with all of these commercial broadcasters at the beginning of 2006. The new contracts increase the average price per home distributed, extend the terms and provide for the simulcast of the analog signals into the digital spectrum.

Subscription fees paid by customers utilizing our digital pay products increased substantially by 185.6% to €27.7 million in the fiscal year ended March 31, 2006 from €9.7 million in the fiscal year ended March 31, 2005. The primary factor responsible for this increase relates to growth in RGUs which increased by 113.8% to approximately 479 thousand at March 31, 2006 from approximately 224 thousand at March 31, 2005. A substantial amount of the RGU growth occurred in conjunction with the commercial launch of our Kabel Digital Home package and significant marketing activities. The increase is also related to the addition of approximately 22 thousand RGUs from an unaffiliated regional operator to which resells our digital pay offerings. The Company believes revenues from digital subscriptions will continue to grow rapidly over the next few years as the digital television business develops further. With the launch of digital TV we also started selling digital boxes. Revenues from these digital box sales in the fiscal year ended March 31, 2006 were €5.4 million compared to €9.6 million in the fiscal year ended March 31, 2005. The primary factor for the decline was the introduction of a new product in May of 2005 which included the sale of digital boxes for €1 per box as a special offer to gain new digital subscribers at a higher ARPU. Considering all direct and overhead costs associated with the sale of digital boxes, the Company does not anticipate making a gross profit margin on box sales.

Revenues generated from the digital playout facility include digital carriage fees, compensation for providing digital playout services and other digital revenues. Digital carriage fees decreased by 1.2% to €32.8 million for the fiscal year ended March 31, 2006 compared to €33.2 million in the fiscal year ended March 31, 2005. The Company pays a portion of this revenue to the unaffiliated regional operators based on the number of subscribers served. Approximately 38% of total feed-in revenues were paid to the three unaffiliated regions and recognized as a cost by the Company. The future growth in carriage fees will be correlated to the growth of the subscriber base of the pay TV operator utilizing our network through at least 2007 when the contract expires.

For the fiscal year ended March 31, 2006, service fees paid for digital playout services were approximately €3.4 million compared to €6.9 million for the fiscal year ended March 31, 2005. During 2005, the fees charged for digital playout facility services were renegotiated.

Other digital revenues include sales commissions paid by the pay TV operator utilizing our network for selling one of its packages as part of our Kabel Digital Basic product and sales from the activation of SmartCards relating to digital television subscriptions. These revenues were €2.3 million for the fiscal year ended March 31, 2006 compared to €2.6 million for the same period last year.

Total digital revenue amounted to €71.6 million for the fiscal year ended March 31, 2006 compared to €62.0 million in the same period of 2005. It is the Company’s intention to further develop business plans to offer additional digital video products, including pay per view services.

Revenues for HSI and Kabel Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of cable modems and increased by 253.6% to €9.9 million for the fiscal year ended March 31, 2006 from €2.8 million for the fiscal year ended March 31, 2005. The increase in HSI and telephone sales primarily relates to the increase in RGUs which reached approximately 101 thousand in March 2006 compared to 12 thousand in the same period last year. Included in the 2006 numbers are approximately 61 thousand HSI and 40 thousand telephony RGUs. In many cases both products are subscribed to by one customer. In total the Company served 25 thousand HSI stand-alone subscribers, 4 thousand stand-alone telephone subscribers and 36 thousand subscribers who take both products.

Other revenues increased by 8.0% to €24.2 million for the fiscal year ended March 31, 2006 from €22.4 million for the fiscal year ended March 31, 2005. Approximately €19.8 million of other revenues relate to non-analog subscription revenue of TKS for the fiscal year ended March 31, 2006 compared to €17.6 million for the same period in 2005. Other sales also include fees paid by the unaffiliated regional companies for services such as IT, call center support and network systems. These service fees were approximately €1.5 million in the fiscal year ended March 31, 2006 compared to €3.9 million in the fiscal year ended March 31, 2005 and will eventually be eliminated as these operators become increasingly independent. The remainder of the revenue is comprised of several small items, most of which are nonrecurring in nature.

Costs of Services Rendered

Costs of services rendered decreased by 14.5% to €490.1 million for the fiscal year ended March 31, 2006 from €573.4 million for the fiscal year ended March 31, 2005 which is primarily related to the decrease of depreciation due to a reassessment of the useful lives of the existing cable television networks based on the revised business plan as of calendar year end 2004.

Personnel expenses included in cost of services rendered increased by 5.6% to €67.6 million in the fiscal year ended March 31, 2006 from €64.0 million in the fiscal year ended March 31, 2005. Included in personnel expenses for the fiscal year ended March 31, 2006 are expenses of €0.6 million compared to €1.5 million for the same period 2005 related to the Management Equity Participation Program (“MEP”). Excluding these costs, personnel expenses in the fiscal year ended March 31, 2006 increased by 7.2% to €67.0 million from €62.5 million in the fiscal year ended March 31, 2005. The increase is primarily related to a restructuring accrual of €4.2 million resulting from the planned reorganization of the sales and technical groups. This reorganization will be consummated in the fiscal year ended March 31, 2007.

For the fiscal year ended March 31, 2006, cost of materials and services increased by 2.7% to €243.3 million compared to €236.9 million for the fiscal year ended March 31, 2005.

Total expenses recorded under the SLAs were approximately €169.7 million for the fiscal year ended March 31, 2006 compared to €172.4 million for the fiscal year ended March 31, 2005. The decline relates to the ongoing savings related to the elimination of certain microwave distribution systems (“AMTV”).

For the fiscal year ended March 31, 2006 transponder cost approximated €2.8 million compared to €2.2 million for the fiscal year ended March 31, 2005. Included in the cost for the fiscal year ended March 31, 2006 are costs associated with the test stage of two additional transponders which were put in service on January 1, 2006. These transponders are used for the digital offering of simulcasted analog programs. The Company is scheduled to put one additional transponder into service in fiscal year ended March 31, 2007.

Included for the fiscal year ended March 31, 2006 were €20.0 million of content costs compared to €8.1 million for the fiscal year ended March 31, 2005. In general, our content costs are based on the number of digital subscribers served by us; however, some content contracts are based on minimum subscription guarantees. At March 31, 2006 these fixed minimum guarantees approximated €6.8 million compared to €2.8 million for the fiscal year ended March 31, 2005. Content costs will increase as we add additional channels to our digital offering and as our digital subscription base grows.

The costs of digital boxes sold relates to those digital boxes sold at full retail cost and not at reduced prices related to special promotions and amounted to €3.9 million in the fiscal year ended March 31, 2006 compared to €9.0 million in the fiscal year ended March 31, 2005. The decline is due to the fact that in May 2005 the Company began to subsidize boxes in relation to a sales promotion designated to increase subscriber ARPU and number of contracts. The campaign has been very successful, resulting in fewer customers acquiring the digital boxes at a retail price. The costs of the subsidized boxes are carried in deferred expenses and expensed over two years through selling expenses.

Other costs of materials and services include the portion of digital platform revenues paid to the unaffiliated regional cable television operators and other costs of materials and services. Other costs of materials and services increased by 3.8% to €46.9 million for the fiscal year ended March 31, 2006 from €45.2 million for the fiscal year ended March 31, 2005.

Other expenses primarily include copyright fees, fees paid to the Bayerische Medienanstalt, rent for technical infrastructure, IT support, and other miscellaneous expenses. For the fiscal year ended March 31, 2006 other expenses decreased by 6.1% to €61.8 million from €65.8 million in the fiscal year ended March 31, 2005.

For the fiscal year ended March 31, 2006, copyright expenses were €33.6 million compared to €34.0 million for the fiscal year ended March 31, 2005. Copyright expenses are governed by two primary contracts. One of these contracts runs through 2006. With respect to the other contract an interim agreement was recently negotiated which extended the maturity from December 31, 2005 to December 31, 2006.

In the fiscal year ended March 31, 2006, the Company paid €8.9 million related to this item compared to €11.4 million in the same period in 2005. This decrease is due to the reduction of the fees for the Bayerische Medienanstalt in the first quarter of 2005 from €0.60 to €0.45 per subscriber.

The remaining balance of other expenses includes several items which decreased by 5.4% to €19.3 million for the fiscal year ended March 31, 2006 from €20.4 million in the same period in 2005.

For the fiscal year ended March 31, 2006 the depreciation expense decreased by 43.2% to €117.4 million from €206.7 million recorded in the fiscal year ended March 31, 2005. The decrease is due to a reassessment of the useful lives of the existing cable television networks based on the revised business plan as of calendar year end 2004. As a result, the useful lives of the existing technical network were estimated to be up to a maximum of 20 years.

Other Operating Income

Other operating income includes insurance claims related to damaged property and, in 2005, an administrative fee charged to customers who do not take part in direct debit. Other operating income decreased by 30.2% to €12.5 million for the fiscal year ended March 31, 2006 from €17.9 million for the same period in 2005 which primarily results from insurance claims and nonrecurring network construction for third parties.

Selling Expenses

Selling expenses increased by 5.5% to €277.0 million for the fiscal year ended March 31, 2006 from €262.5 million for the fiscal year ended March 31, 2005. This is primarily due to increased activities related to digital TV, HSI and the introduction of Kabel Phone in April 2005.

Personnel expenses include wages, salaries, social security costs and pension costs related to the costs for sales and marketing staff and call-center personnel. Personnel expenses decreased by 2.5% to €70.4 million in the fiscal year ended March 31, 2006 from €72.2 milllion in the fiscal year ended March 31, 2005. Included in personnel expenses for the fiscal year ended March 31, 2006 are expenses of €8.8 million compared to €18.4 million for the same period of 2005 related to the MEP. Excluding these costs, personnel expenses in the fiscal year ended March 31, 2006 increased by 14.5% to €61.6 million from €53.8 million. The increase is primarily due to restructuring expenses of €2.0 million and an increase of personnel in Call Center, Sales, Marketing and Product Management.

Costs of materials and services included in selling expenses are services related to the launch of our Kabel Digital Home package which increased substantially to €19.4 million in the fiscal year ended March 31, 2006 from €6.5 million in the same period last year. Included in the amount for the fiscal year ended March 31, 2006, are external call center costs of €11.2 million compared to €3.4 million for the same period last year. The Company increased the use of external call center activities in mid-2005 as it proved to be one of the more successful sales channels for both digital, HSI and phone products. This activity will continue at levels recorded in the fiscal year ended March 31, 2006.

In addition, costs of materials and services include the digital boxes distributed to our customers at almost no charge as a sales promotion. The cost of the box is deferred and amortized over the life of the contract of 24 months. There were no promotions or associated costs in the fiscal year ended March 31, 2005. These costs amounted to €3.1 million for the fiscal year ended March 31, 2006. The remainder of cost of materials and services (which includes several items) increased by 64.5% to €5.1 million from €3.1 million in the fiscal year ended March 31, 2005.

Other expenses within selling expenses primarily include costs for advertising and marketing, sales commissions, bad debt expenses, expenses for postage and other miscellaneous expenses. For the fiscal year ended March 31, 2006 other expenses decreased by 3.5% to €99.0 million from €102.6 million in the fiscal year ended March 31, 2005.

Advertising and marketing expenses includes costs and expenses related to advertising and marketing the products and services offered by the Company. These expenses increased by 8.3% to €31.3 million in the fiscal year ended March 31, 2006 from €28.9 million in the same period last year. Approximately €14.7 million of the total advertising and marketing expense in the fiscal year ended March 31, 2006 relate to our Digital TV products compared to €19.8 million in the same period last year. The reduction in the advertising and marketing expenses related to digital TV was redirected into the HSI and telephone product offerings. Advertising and marketing related to HSI for the fiscal year ended March 31, 2006 increased to €8.0 million from €1.1 million for the fiscal year ended March 31, 2005. The remainder of the marketing and advertising expenses primarily relate to ongoing branding and product promotions. The marketing and advertising expenses incurred in the fiscal year ended March 31, 2006 are reflective of the Company’s ongoing marketing and advertising plans.

Sales commissions increased by 22.9% to €24.7 million in the fiscal year ended March 31, 2006 from €20.1 million in the fiscal year ended March 31, 2005. The increase reflects both a higher number of units sold especially since the launch of digital TV and Kabel Phone and an increase in the average commission paid on each sale which relates to a shift in the product mix. Also, activities that are not related to subscriber acquisition, such as collection services and disconnects, increased.

Bad debt recoveries and expenses are netted for financial reporting purposes. For the fiscal year ended March 31, 2006, the Company recorded net bad debt expenses of €8.1 million compared to net bad debt expenses of €14.8 million for the fiscal year ended March 31, 2005. Included in the bad debt provisions for the fiscal year ended March 31, 2005 are €8.5 million expenses related to specific one-time transactions where full settlement was in doubt. Excluding these specific provisions recorded in the fiscal year ended March 31, 2005 would result in €6.3 million of general bad debt provisions. It is believed that bad debt provisions of approximately 1 to 1.5% of revenue will be required on an ongoing basis.

Expenses for postage decreased substantially to €7.8 million for the fiscal year ended March 31, 2006 compared to €11.2 million for the fiscal year ended March 31, 2005. The decline is due to a reduction in direct marketing campaigns which were used in 2004/2005 to support the commercial launch of Kabel Digital Home.

The remaining balance of other expenses includes several items which stays virtually flat at €27.1 million for the fiscal year ended March 31, 2006 compared to €27.6 million in the same period in 2005.

Depreciation and Amortization primarily includes the amortization of the customer list. For the fiscal year ended March 31, 2006, the amortization increased by 8.6% to €88.2 million from €81.2 million in the fiscal year ended March 31, 2005. The increase primarily relates to the increase of amortization of the customer list. In general, the customer list is being amortized over 8.5 years.

General and Administrative Expenses

General and administrative expenses decreased by 7.2% to €102.4 million for the fiscal year ended March 31, 2006 from €110.3 million for the fiscal year ended March 31, 2005.

Personnel expenses decreased by 6.4% to €41.1 million in the fiscal year ended March 31, 2006 from €43.9 million in the fiscal year ended March 31, 2005. Included in personnel expenses for the fiscal year ended March 31, 2006 are expenses of €9.8 million compared to €15.4 million for the same period in 2005 related to MEP. Excluding these costs, personnel expenses in the fiscal year ended March 31, 2006 increased by 9.8% to €31.3 million from €28.5 million in the fiscal year ended March 31, 2005. The increase is primarily related to an increase of personnel to support the roll out of new products and services.

Other expenses within general and administrative expenses primarily include costs for external consultants, IT support and other miscellaneous expenses. For the fiscal year ended March 31, 2006, other expenses decreased by 18.6% to €46.1 million from €56.6 million for the fiscal year ended March 31, 2005.

External consultant expenses decreased to €11.3 million in the fiscal year ended March 31, 2006 from €15.9 million in the fiscal year ended March 31, 2005. The Company will attempt to reduce its reliance on external consultants as it becomes fully staffed and completes its transition to a sales and market driven organization and completes the registration process with the SEC.

IT support expenses decreased by 13.9% to €13.6 million at March 31, 2006 from €15.8 million at March 31, 2005. The migration of all subscriber data into the Company’s new customer care and billing system is completed. However, future modifications to the system will be required as the Company adds new products and services.

Expenses for public relations and marketing are primarily comprised of expenses for corporate branding and corporate communication, events, fairs and other activities. For the fiscal year ended March 31, 2006, expenses for public relations and marketing activities were €1.5 million compared to €5.3 million for the fiscal year ended March 31, 2005.

The remaining balance of other expenses includes several items which stays virtually flat at €19.7 million for the fiscal year ended March 31, 2006 compared to €19.6 million for the same period in 2005.

For the fiscal year ended March 31, 2006 the depreciation increased by 55.1% to €15.2 million from €9.8 million in the fiscal year ended March 31, 2005 primarily due to the amortization related to the Company’s new Customer Care and Billing System.

Interest Income

Interest income is primarily derived from investing the Company’s cash in investment grade money market funds and from loans made to the Company’s shareholders. For the fiscal year ended March 31, 2006, interest income decreased to €2.8 million from €11.4 million for the fiscal year ended March 31, 2005. Interest income for the year ended March 31, 2005 includes €6.1 million generated from a note receivable of €150.0 million from LuxCo. The interest generated from LuxCo was subsequently waived as part of the distribution in an amount of €156.1 million made in

December 2004. Interest income will remain a small contributor to the Company’s operating results in the future.

Interest Expense

Interest expense increased to €228.8 million in the fiscal year ended March 31, 2006 from €179.8 million in the fiscal year ended March 31, 2005. The increase is primarily due to the accelerated accretion of financing and transaction costs of €53.7 million with respect to the Senior Credit Facility due to a refinancing entered into on March 13, 2006.

Included in interest expense is interest related to the Company’s Senior Credit Facility amounting to €72.2 million for the fiscal year ended March 31, 2006 compared to €98.6 million for the same period in 2005 and interest related to the 2014 Senior Notes amounting to €78.5 million for the fiscal year ended March 31, 2006 compared to €60.6 million for the same period in 2005. Also included in the interest expense for the fiscal year ended March 31, 2005 is interest related to the Subordinated Bridge Facility amounting to €8.1 million.

The Company changed the way it accounts for one time financing fees when it converted to IFRS accounting standards on April 1, 2004. The Company now capitalizes finance fees and amortizes these costs into interest expense over the life of the related credit facility. Total non-cash financing fees increased to €66.9 million for the fiscal year ended March 31, 2006 compared to €5.6 million for the fiscal year ended March 31, 2005. The increase in the accretion of financing fees is due to the Senior Credit Facility entered into on March 13, 2006 to refinance the prior senior credit facility. The change in the carrying amount of the liability due to revised estimated cash flows was adjusted in accordance with IAS 39 by computing the present value of estimated future cash flows at the original effective interest rate. The resulting additional accretion of financing and transaction costs of €53.7 million was recognized as interest expense in the year ending March 31, 2006 and is included in the amount mentioned above.

In addition to the amortization of finance fees the Company recorded other non-cash interest expenses of €0.7 million for the fiscal year ended March 31, 2006 and €3.1 million for the fiscal year ended March 31, 2005. Outstanding interest bearing indebtedness as of March 31, 2006 decreased to €1,981.4 million from €1,982.1 million as of March 31, 2005.

Taxes on Income

Taxes for the fiscal year ended March 31, 2006 were €6.3 million and are comprised of deferred tax expenses of €3.2 million and current income tax expenses of €3.1 million. In the fiscal year ended March 31, 2005, we recorded expenses from income taxes of €9.5 million.

The company’s effective income tax rate for the fiscal year ended March 31, 2006 of negative 8.94% differs from the statutory income tax rate of 39.19% mainly due to non-deductible expenses for trade purposes and unrecognized tax losses. Interests as non-deductible expenses for trade tax purposes and expenses related to MEP cut the effective tax rate by 13.76% and 10.69%, respectively. Further, the effective tax rate is decreased by 23.52% due to uncertain recoverability of unrecognized tax losses.

Net Loss

Net loss for the fiscal year ended March 31, 2006 was €76.8 million related to the issues discussed in the above sections. The net loss for the fiscal year ended March 31, 2005 was €102.6 million. The decrease is related to the issues discussed in the above sections especially as it relates to a reduction in depreciation and amortization associated with the reassessment of useful lives.

Adjusted EBITDA

Earnings before interest, taxes, depreciation, amortization and MEP related expenses and non-cash restructuring expense (“Adjusted EBITDA”) decreased by 1.6% to €401.3 million for the fiscal year ended March 31, 2006 from €408.0 million for the fiscal year ended March 31, 2005. The decrease primarily relates to increased sales activities in connection with digital TV, HSI and Kabel Phone. These activities on the other hand lead to higher revenue as well. Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

The following table shows the calculation of Adjusted EBITDA:

	Fiscal year ended March 31,
	2005	2006
	(€millions)
Profit from ordinary activities	74.9	155.1
Depreciation and amortization	297.7	220.8
MEP-related expenses	35.4	19.2
Restructuring accrual	0	6.2
Adjusted EBITDA	408.0	401.3

We generated net losses in the fiscal years ended March 31, 2006 and March 31, 2005. Although we may still continue to incur losses for the short to mid-term future, in particular in the TV and Radio and HSI segments due to the marketing and selling cost, we expect the results to improve both in the group and in each segment. A substantial portion of our losses consists of depreciation, amortization and MEP-related expenses that do not directly impact our cash flow.

Segment Reporting

For the fiscal year ended March 31, 2006 we are reporting in business segments. These segments are Cable access, TV/Radio, High Speed Internet (“HSI”), the business of TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG (“TKS”) and other.

Cable access

The Cable access segment contains all activities and services linked to the customer’s physical access to the Company’s cable network either directly to end customers or indirectly through commercial Level 4 operators or housing associations for which the Company charges a fee.

Cable television access is the basis for free and paid services offered by the Company, including TV and radio services, HSI services and Kabel phone services.

The network-infrastructure requires investment, operation and maintenance of the backbone and distribution networks as well as in-house networks. Cable access encompasses technical infrastructure, sales, product design and pricing of cable access.

The success of the sales channels is measured by the number of marketable and connected homes. For new services like high-speed Internet it is the Company`s aim to obtain the ownership and maintenance contract for the in-house networks and therewith direct customer relationships.

TV and Radio

The TV and Radio segment includes all activities related to the TV and radio program offering on our network. The current product offer contains analog and digital free TV and radio programs as well as pay TV services by the Company (Kabel Digital) and an unaffiliated pay TV operator.

TV and Radio encompasses the management of feed-in contracts for both analog and digital free TV and pay TV offers as well as the content contracts for the Company’s own pay TV package. It also contains the sales, operations and technical activities related to the digital TV offers.

HSI

The HSI segment includes the planning, set up and operations of the Company’s Internet and Telephony service offerings. The Company’s Internet product Kabel Highspeed is offered to an increasing number of homes connected directly or on a wholesale basis to Level 4 operators.

KDG is rolling out HSI services to cities and regions on a selected basis wherever the density and customer relationships of KDG warrant the investment. As part of the upgrade, the frequency spectrum is increased from 470 MHz to 614 MHz to make the spectrum available for IP traffic, and a return channel is added for interactivity. Fiber optic connections are leased from third parties to connect the Company`s head-ends to its central IP platform where all servers and switches are located. KDG contracts with third parties to upgrade the in-home cable infrastructure and to install the cable modems.

The Telephony product Kabel Phone was launched as a trial in April 2005. The Company will introduce Kabel Phone in all upgraded areas where it is offering Kabel Highspeed.

TKS

The TKS segment incorporates all business activities related to the development, administration and sales of telecommunication services for US military customers and English speaking expatriates in Germany. In addition, TKS installs, services and maintains its own cable television receiving stations and distribution networks in American military housing areas.

Other

Other includes all headquarter functions of the Company such as managing directors, legal and regulatory, finance, human resources, internal audit, corporate communication and investor relations.

The following table provides certain financial information for our business segments for the fiscal year ended March 31, 2006:

	Cable
	Access	TV/Radio	HSI	TKS	Other	Total
	(€millions)
Profit/loss from ordinary activities	273.6	7.9	(24.3)	3.4	(105.5)	155.1
Depreciation and Amortization	192.4	9.6	2.0	1.5	15.3	220.8
MEP-related expense	5.0	0	0	0	14.2	19.2
Restructuring accrual	5.9	0	0	0	0.3	6.2
Adjusted EBITDA	476.9	17.5	(22.3)	4.9	(75.7)	401.3

Results for the Fiscal Year Ended March 31, 2005 compared to the Fiscal Year Ended March 31, 2004

Revenues

For the fiscal year ended March 31, 2005, revenues increased by 4.3% to €1,003.2 million from €962.1 million for the fiscal year ended March 31, 2004.

Basic cable television access subscription fees paid for the delivery of analog and digital video signals are generated from individuals, businesses and housing associations. Basic cable television access subscribers increased by 0.1% to approximately 9,640 thousand at March 31, 2005 from approximately 9,626 thousand at March 31, 2004. This increase primarily relates to increased marketing activities and to the acquisition of subscribers from Level 4 operators. Since March 31, 2004 we acquired approximately 101 thousand basic cable television access subscribers from Level 4 operators. Of the acquired subscribers approximately 37 thousand are net additions to our subscriber base. The major difference between the gross subscribers acquired and the net subscriber additions is that we already served approximately 64 thousand subscribers through Level 4 operators at the time of acquisition. The 37 thousand net additions were served by Level 4 operators through their own headends. Average subscribers served in the fiscal year ended March 31, 2005 decreased to 9,647 thousand from 9,903 thousand average subscribers served during the same period in 2004.

Basic cable television access subscription fees increased by 2.5% during the fiscal year ended March 31, 2005 to €842.6 million from €822.2 million during the fiscal year ended March 31, 2004. The ARPU increased by 1.7% to €7.19 for the twelve months ended March 31, 2005 from €7.07 for the twelve months ended March 31, 2004. The increase in the ARPU primarily relates to the elimination in September 2004 of the monthly discount of approximately €1.80 for single family contracts which originated prior to 1991. The elimination of the discount increased revenue generated from these customers by approximately €11.6 million in the fiscal year ended March 31, 2005. The other significant contribution to revenue and ARPU growth was our Level 4 acquisition activity. The acquisition activity generated estimated revenue growth of approximately €8.5 million in the fiscal year ended March 31, 2005. The increase of the subscription fees is also related to the fee for the Bayerische Medienanstalt which, as of January 2004, we charged to the subscribers we serve in Bavaria. Other factors which contributed to the increase in revenue and ARPU were new agreements with certain large Level 4 operators which resulted in higher revenue per subscriber and a concerted sales effort to migrate certain wholesale relationships into higher ARPU contracts. Offsetting the positive impact of these items was a loss of direct subscribers and reduction in ARPU from the renegotiation of contracts with certain business customers.

Installation fees generated from the basic cable television business declined by 21.2% to €8.9 million in the fiscal year ended March 31, 2005 from €11.3 million for the previous fiscal year. The primary factors responsible for the decline were the waiver of fees to stimulate subscriber growth and a reduction in the gross subscriber additions between the relevant periods. Another factor was the decrease of new subscriber contracts. We attribute the decline in gross additions to the introduction of DTT and continued satellite direct to home competition.

Basic cable television carriage fees increased by 3.5% to €64.5 million in the fiscal year ended March 31, 2005 from €62.3 million in the fiscal year ended March 31, 2004. This increase was primarily attributable to an increase in carriage fees paid by certain shopping channels. One way we are compensated by these shopping channels relates to the volume of sales these channels generate from our subscribers.

Subscription fees paid by subscribers utilizing our digital products increased substantially by 86.5% to €9.7 million in the fiscal year ended March 31, 2005 from €5.2 million in the fiscal year ended March 31, 2004. The primary factor responsible for this increase relates to growth in subscribers, which increased by 176.5% to approximately 224 thousand at March 31, 2005 from approximately 81 thousand at March 31, 2004. A substantial amount of the subscriber growth occurred in conjunction with the commercial launch of our Kabel Digital HOME package and significant related marketing activities. With the launch of digital TV we also started selling digital boxes for the first time at a price of approximately €99 per unit in June 2004. Revenues from these digital box sales in the fiscal year ended March 31, 2005 were €9.6 million.

Digital carriage fees decreased by 4.6% to €33.2 million for the fiscal year ended March 31, 2005 compared to €34.8 million in the fiscal year ended March 31, 2004. The primary factor responsible for the decrease is the loss of fees received from two channels which were leased by MediaVision, a DTAG owned and operated company. In addition, the loss of carriage fees from two channels associated with Premiere and a renegotiation of carriage fee contracts with the public broadcasters contributed to the reduction in digital carriage fees. Fees of approximately 37.8% of revenues were paid to three unaffiliated regional operators to carry digital signals to their customers in order to meet the total customer reach requirements in our contracts.

For the fiscal year ended March 31, 2005 service fees paid for digital playout services were approximately €6.9 million compared to €7.6 million for the fiscal year ended March 31, 2004. During fiscal year 2004 the fees charged for digital playout facility services were renegotiated based on a reduction in the cost associated with operating the digital platform.

Other digital revenues include sales commissions paid by Premiere for selling its start package as part of our Kabel Digital Basic package and revenues from the activation of SmartCards relating to digital television subscriptions. These first time revenues were €2.6 million for the fiscal year ended March 31, 2005.

Total digital revenue amounted to €62.0 million for the fiscal year ended March 31, 2005 compared to €47.6 million for the fiscal year ended March 31, 2004 as we have developed our offer of additional digital video products, which we believe support the existing subscriber base and allow us to increase the average revenue generated per subscriber.

Revenues for HSI increased by 133.3% to €2.8 million for the fiscal year ended March 31, 2005 from €1.2 million for the fiscal year ended March 31, 2004. The increase in HSI revenues primarily relates to the increase in HSI RGUs, which reached approximately 12 thousand as of March 31, 2005 compared to 5 thousand in the same period last year.

Other revenues increased by 28.0% to €22.4 million for the fiscal year ended March 31, 2005 from €17.5 million for the fiscal year ended March 31, 2004. Approximately €17.6 million of other revenues relates to non-analog revenue of TKS for the fiscal year ended March 31, 2005 compared to €10.2 million for the same period in 2004. The primary factor responsible for this growth relates to an increase in the number of DTAG customers who requested English language telephone bill services provided by TKS and to increased sale of pre-paid mobile phone cards. Other revenues also include fees paid by the unaffiliated regional companies for services such as IT, call center support and network systems. These service fees approximated €3.9 million in the fiscal year ended March 31, 2005 compared to €4.9 million in the fiscal year ended March 31, 2004. The remainder of the revenue is comprised of several small items. For the year ended March 31, 2005, these items amounted to approximately €1.0 million. This item should remain fairly consistent over time.

Costs of services rendered

Costs of services rendered decreased by 7.0% to €573.4 million for the fiscal year ended March 31, 2005 from €616.5 million for the fiscal year ended March 31, 2004.

Personnel expenses included in cost of services rendered decreased by 0.9% to €64.0 million in the fiscal year ended March 31, 2005 from €64.6 million in the fiscal year ended March 31, 2004. The decrease primarily relates to the reduction of technical personnel and is partly offset by a tariff increase in July 2004. Included in personnel expenses for the fiscal year ended March 31, 2005 are expenses of €1.6 million related to the MEP compared to €0.3 million for the same period in 2004.

For the fiscal year ended March 31, 2005 cost of materials and services increased by 3.0% to €236.9 million compared to €230.0 million for the fiscal year ended March 31, 2004.

Total expenses recorded under the SLAs were approximately €172.4 million for the fiscal year ended March 31, 2005 compared to €188.8 million for the fiscal year ended March 31, 2004. During the fiscal year ended March 31, 2005 we replaced microwave technology, which requires the lease of co-location tower space, with the lease of fiber optic cable technology which does not require tower space. This replacement of distribution method led to substantially all the cost savings recorded in the comparable periods.

Included for the fiscal year ended March 31, 2005 were €8.1 million of content costs compared to €2.1 million for the fiscal year ended March 31, 2004. This increase is related to the commercial launch of our digital television products in September 2004. In general, our content costs are based on the number of digital subscribers served by us; however, some content contracts are based on minimum subscription guarantees. At March 31, 2005, these fixed minimum guarantees approximated €2.8 million.

The costs of digital box sales are included for the first time in the fiscal year ended March 31, 2005 and amounted to €9.0 million. There were no digital box sales in the fiscal year ended March 31, 2004. In general the costs of digital boxes vary in line with the variations in digital subscribers. Additional costs related to the handling of the digital boxes are recognized as other cost.

Other costs of materials and services increased by 6.9% to €45.2 million for the fiscal year ended March 31, 2005 from €42.3 million for the fiscal year ended March 31, 2004. The increase was due to the inclusion of a gain of €3.8 million related to the sale of certain Level 4 network assets in the fiscal year ended March 31, 2004.

For the fiscal year ended March 31, 2005 other expenses, consisting primarily of copyright fees, fees paid to the Bayerische Medienanstalt, rent for technical infrastructure, IT support and other miscellaneous expenses, increased by 9.5% to €65.8 million from €60.1 million in the fiscal year ended March 31, 2004.

For the fiscal year ended March 31, 2005, copyright expenses were €34.0 million compared to €34.2 million for the fiscal year ended March 31, 2004. Copyright expenses are governed by contracts which begin to expire in December 31, 2005. The last contract is due to expire on December 31, 2006.

In the fiscal year ended March 31, 2005, the Company paid €11.4 million related to fees for the Bayerische Medienanstalt compared to €3.1 million in the first quarter of 2004, when we first began collecting these fees.

The remaining items in other expenses aggregate to €20.4 million in the fiscal year ended March 31, 2005 compared to €22.8 million in the prior year. The primary components responsible for the decline in other expenses were decreases in postage and telephone expenses and IT support. The other expenses recorded in the year ended March 31, 2005 reflect the Company’s ongoing business activity.

For the fiscal year ended March 31, 2005, the depreciation and amortization expense decreased by 21.0% to €206.7 million from €261.8 million recorded in the fiscal year ended March 31, 2004. The decrease relates to a reassessment of the useful lives of our existing cable television networks. As a result the useful lives of the existing technical network were estimated to be up to a maximum of 20 years. In the year ended March 31, 2004 an impairment provision of €10 million was recorded that related to the obsolescence of certain equipment in connection with the digital platform.

Other operating income

Other operating income decreased by 47.2% to €17.9 million for the fiscal year ended March 31, 2005 from €33.9 million for the same period in 2004. The primary factors responsible for the decrease were one time effects in fiscal year 2004 such as a payment of €6.8 million from DTAG in

October 2003 to reimburse KDG for copyright fees paid for periods prior to our formation on March 13, 2003. Also included is income of €6.8 million which relates to a one time payment from the three unaffiliated regional operators for their portion of a €17.0 million payment related to a change in the conditional access system.

Included in the amounts for both fiscal years are approximately €3.3 million in insurance claims related to damaged property and income from key customers of approximately €3.3 million for construction work. Other operating income recorded in the fiscal year ended March 31, 2005 reflects ongoing business activities.

Selling expenses

Selling expenses increased by 19.0% to €262.5 million for the fiscal year ended March 31, 2005 from €220.5 million for the fiscal year ended March 31, 2004. This is primarily related to the commercial launch of our digital television products in September 2004. Consequences of the launch included increased advertising and marketing costs and increased costs of materials and services.

Personnel expenses increased by 61.9% to €72.2 million in the fiscal year ended March 31, 2005 from €44.6 million in the fiscal year ended March 31, 2004. The increase primarily relates to an increase of staff and management related to a revised emphasis on sales and a tariff increase in July of 2004. Included in personnel expenses for the fiscal year ended March 31, 2005 are expenses of €18.4 million related to the MEP compared to €3.2 million for the same period of 2004.

Advertising and marketing expenses increased substantially to €28.9 million in the fiscal year ended March 31, 2005 from €7.6 million in the same period last year. Approximately €19.8 million of the total advertising and marketing expense in the fiscal year ended March 31, 2005 are related to TV spots and other marketing measures to increase the recognition of our digital television products.

Sales commissions increased by 29.7% to €20.1 million in the fiscal year ended March 31, 2005 from €15.5 million in the fiscal year ended March 31, 2004. The increase primarily related to increased commissions paid for digital television subscriptions.

Bad debt recoveries and expenses are being netted for financial reporting purposes. For the fiscal year ended March 31, 2005, we recorded net bad debt expenses of €14.8 million. For the fiscal year ended March 31, 2004 net bad debt expenses were €12.2 million. Included in the bad debt provisions for the fiscal year ended March 31, 2005 are reserves of approximately €5.6 million related to specific one-time transactions where full settlement is still in doubt and a specific accrual of €3.5 million related to a dispute concerning a credit note issued by the Company in relation to the lease of certain co-location space under the Company’s SLAs. Excluding these specific provisions, general provisions for the fiscal year ended March 31, 2005 were €5.7 million. This is believed to properly reflect the ongoing expense associated with our core revenues activities.

Expenses for postage increased substantially to €11.2 million for the fiscal year ended March 31, 2005 compared to €8.6 million for the fiscal year ended March 31, 2004. The increase primarily relates to mailing campaigns related to changes in customer contract terms and conditions and the elimination of the monthly subscription fee discount for single family contracts which originated prior to 1991. Also included are expenses for several direct mailing campaigns related to digital television. Our postage expenses in the year ended March 2005 are reflective of the ongoing postage needs.

Costs of materials and services included in selling expenses increased substantially to €6.5 million in the fiscal year ended March 31, 2005 from €1.1 million in the fiscal year ended March 31, 2004. Included in the amount for the fiscal year ended March 31, 2005, are external call center costs of €3.4 million incurred as part of the commercial launch of our digital television offering.

For the fiscal year ended March 31, 2005 the amortization of the customer list decreased by 9.3% to €77.4 million from €85.3 million in the fiscal year ended March 31, 2004. In general the customer list is being amortized over 8.5 years.

General and administrative expenses

General and administrative expenses decreased by 4.5% to €110.3 million for the fiscal year ended March 31, 2005 from €115.5 million for the fiscal year ended March 31, 2004.

Personnel expenses increased by 13.4% to €43.9 million in the fiscal year ended March 31, 2005 from €38.7 million in the fiscal year ended March 31, 2004. Included in personnel expenses for the fiscal year ended March 31, 2005 are expenses of €15.4 million related to the MEP compared to €3.2 million for the same period in 2004. Also included for the year ended March 31, 2004 is a restructuring accrual of €13.5 million relating to the move of the Company’s headquarter and centralization of several corporate activities, including finance, accounting and purchasing. Adjusting the comparable periods for the restructuring accrual and costs of share based payments (MEP) cost yields ongoing expenses of €28.5 million and €22.0 million for the years ended March 31, 2005 and March 31, 2004, respectively. The increase in ongoing personnel expenses relates to the completion of the corporate staff and centralization.

External consultant expenses decreased to €15.9 million in the fiscal year ended March 31, 2005 from €28.8 million in the fiscal year ended March 31, 2004. Included in the amounts for the year ended March 31, 2005 are €4.0 million compared to €8.3 million for the same period in 2004 related to the planned but withdrawn acquisition of the three other major unaffiliated regional cable television operators.

IT support decreased by 1.9% to €15.8 million at March 31, 2005 from €16.1 million at March 31, 2004.

Expenses for public relations and marketing are primarily comprised of expenses for corporate branding and corporate communication, events, fairs and other activities. For the fiscal year ended March 31, 2005 expenses for public relations and marketing activities were €5.3 million compared to €0.4 million for the fiscal year ended March 31, 2004. This substantial increase is a result of our increased focus on sales activities.

For the fiscal year ended March 31, 2005 depreciation and amortization decreased by 3.0% to €9.8 million from €10.1 million in the fiscal year ended March 31, 2004.

Interest income

For the fiscal year ended March 31, 2005, interest income increased to €11.4 million from €4.0 million for the fiscal year ended March 31, 2004. Interest income for the year ended March 31, 2005 includes €6.1 million generated from a note receivable of €150.0 million from Cable Holding S.à r.l. This interest was subsequently forgiven as part of a distribution made to Cable Holding S.á r.l. in December 2004 of €156.1 million.

Interest expense

Interest expense decreased to €179.8 million in the fiscal year ended March 31, 2005 from €213.9 million in the fiscal year ended March 31, 2004. Included in the March 31, 2004 interest expense was interest related to bank loans and additional IFRS Adjustments. IFRS 1.36A allows the Company to record the comparative period (April 1, 2003 to March 31, 2004) according to HGB. Therefore transaction costs (€86.6 million) are recorded under interest expenses for the comparative period ended March 31, 2004. According to IFRS these transaction costs are netted against liabilities as if the company had applied IFRS (IAS 39) beginning April 1, 2004, resulting in a €96.7 million reduction in financial debt for the year ended March 31, 2005. In other words, this change in accounting treatment has resulted in net indebtedness being €96.7 million lower in fiscal year 2005 than in fiscal year 2004 on a like-for-like basis. These one-time costs, which are currently accounted for as a contra account to the relevant debt, will be reversed into the income statement over the life of the relevant debt instrument. Included in interest expense for the year ended March 31, 2004 was €35.4 million related to a shareholder loan to our parent company which was repaid during the period ended March 31, 2004.

In 2004, we increased borrowings under our Senior Credit Facilities from €1,337.5 million to €1,645.0 million to fund the repayment of the shareholder loan and to make a distribution to our shareholders. In July 2004 we issued €755.6 million of Notes and temporarily reduced our bank borrowings by a like amount. In November 2004, we made a further drawing on the Senior Credit Facilities bringing total outstanding debt under the Senior Credit Facilities to €1,370.0 million. At March 31, 2005, we had €1,226.5 million outstanding on our Senior Credit Facilities and €755.6 million outstanding under the Notes. Outstanding interest bearing indebtedness as of March 31, 2005 increased to €1,982.1 million from €1,645.0 million in the year ended March 31, 2004.

In addition to an increase in average indebtedness, the cost of debt capital increased as the Company issued the Notes on July 2, 2004, which carry a higher interest rate than the Company’s senior bank loans or shareholder loans.

Prior years interest expense includes transaction costs associated with arranging and closing the Senior Credit Facility and the 2014 Senior Notes. IFRS 1.36A allowed the Company to record the comparative period (April 1, 2003 to March 31, 2004) according to HGB. Therefore, transaction costs (€86.6 million) were recorded under interest expense for the comparative period ended March 31, 2004. According to IFRS, these transaction costs were offset against liabilities as if the Company had applied IFRS (IAS 39) retrospectively resulting in a €96.7 million reduction in financial debt as of April 1, 2004. Over time these transaction costs will be amortized into profit or loss using the effective interest rate method.

Taxes on Income

Income taxes for the fiscal year ended March 31, 2005 were €9.5 million. The expense primarily relates to deferred tax expenses of €4.0 million which arose due to different depreciation periods for tax and accounting purposes for certain fixed assets and to current tax expenses of €5.6 million due to trade tax on income of two subsidiaries. In the fiscal year ended March 31, 2004, we recorded income from income taxes of €13.9 million.

The Company’s effective income tax rate for the fiscal year ended March 31, 2005 of negative 10.23% differs from the statutory income tax rate of 39.19% mainly due to non-deductible expenses for tax purposes and unrecognised tax losses. Interests as non-deductible expenses for trade tax purposes and expenses related to MEP cut the effective tax rate by 15.77% and 14.89% respectively. Further, the effective tax rate is decreased by 17.56% due to uncertain recoverability of unrecognised tax losses. The expected effective tax rate for 2004 of 39.19% was affected by non-deductible expenses of 8.6% and unrecognized tax losses of 26.66%.

Net loss

Net loss for the fiscal year ended March 31, 2005 was €102.6 million related to the issues discussed in the above sections. The net loss for the fiscal year ended March 31, 2004 was €151.9 million.

Adjusted EBITDA

Adjusted EBITDA decreased by 4.7% to €408.0 million for the fiscal year ended March 31, 2005 from €428.0 million for the fiscal year ended March 31, 2004. The Adjusted EBITDA recorded in the fiscal year ended March 31, 2004 included a one-time gain on the sale of network assets of €3.8 million. Eliminating the impact of this item, Adjusted EBITDA decreased by 3.8% from 2004 to 2005 primarily due to increased marketing expenses related to the launch of the Digital TV business and the transition from a technical and administrative business to a sales organization.

The following table shows the calculation of the Adjusted EBITDA:

	Fiscal year ended March 31,
	2004	2005
	(€millions)
Profit from ordinary activities	43.5	74.9
Depreciation and amortization	364.3	297.7
MEP-related expenses	6.7	35.4
Restructuring accrual	13.5	0
Adjusted EBITDA	428.0	408.0

We generated net losses in the fiscal years ended March 31, 2005 and March 31, 2004. An important factor contributing to our losses consists of depreciation and amortization expenses that do not directly impact our cash flow.

Segment reporting

The following table provides certain financial information for our business segments for the fiscal year ended March 31, 2005:

	Cable Access	TV/Radio	HSI	TKS	Other	Total
	(€millions)
Profit/loss from ordinary activities	183.5	(7.1)	(6.2)	5.0	(100.3)	74.9
Depreciation and Amortization	278.6	7.4	0.4	1.6	9.7	297.7
MEP-related expense	13.5	0	0	0	21.9	35.4
Adjusted EBITDA	475.6	0.3	(5.8)	6.6	(68.7)	408.0

Liquidity and Capital Resources

Cash flows for the Three Month Ended June 30, 2006 compared to the Three Months Ended June 30, 2005

For the quarter ended June 30, 2006 cash flow from operations was € 9.5 million compared to €64.0 million in the period ended June 30, 2005.

Cash flow used in investing activities increased to €48.4 million in the quarter ended June 30, 2006 compared to €19.2 million in the prior year reflecting the Company’s increased investment in the network expansion and upgrade and Level 4 acquisitions. The Company used approximately €34.7 million to maintain, expand and upgrade the network. Thereof the Company invested €20.2 million in the upgrading of the network for HSI and Phone in the quarter ended June 30, 2006 compared to €2.2 million in the quarter ended June 30, 2005. Another €12.6 million was invested in IT systems prepayments and the customer list.

The cash and cash equivalent balances decreased by €164.3 million to € 60.8 million for the quarter ended June 30, 2006 from €225.1 million as of March 31, 2006. Cash used for the refinancing amounted to approximately €114.2 million.

Cash Flows for the Fiscal Year Ended March 31, 2006 compared to the Fiscal Year Ended March 31, 2005

For the fiscal year ended March 31, 2006 cash flow from operations was €399.3 million compared to €368.6 million in the period ended March 31, 2005.

Cash flow used in investing activities increased to €148.1 million in the year ended March 31, 2006 compared to €124.7 million in the prior year reflecting the Company’s increased investment in the network expansion and upgrade and Level 4 acquisitions. Included in these amounts are acquisitions of several Level 4 operators in the amount of €7.3 million in the fiscal year ended March 31, 2006 compared to €29.3 million in the fiscal year ended March 31, 2005. For the fiscal year ended March 31, 2006, €5.6 million of the level 4 purchase price were allocated to customer lists with the remainder allocated to fixed assets. The Company used approximately €116.8 million to maintain, expand and upgrade the network. Thereof, the Company invested €50.8 million in the upgrading of the network for HSI in the fiscal year ended March 31, 2006 compared to €0.3 million in the fiscal year ended March 31, 2005. Another €27.6 million was invested in IT systems and other intangible assets.

The cash and cash equivalent balances increased by €92.3 million to €225.1 million in the fiscal year ended March 31, 2006 from €132.8 million for the same period in 2005.

Cash flows for the fiscal year ended March 31, 2005 compared to the fiscal year ended March 31, 2004

For the fiscal year ended March 31, 2005, cash flow from operating activities was €368.6 million compared to €354.6 million in the fiscal year ended March 31, 2004.

Cash used in investing activities increased to €124.7 million in the year ended March 31, 2005 from €57.9 million in the prior year, reflecting the Company’s increased investment in network expansion, upgrades and Level 4 acquisitions.

We used approximately €69.5 million to maintain, expand and upgrade the network during the fiscal year ended March 31, 2005. Another €24.2 million was invested during the fiscal year ended March 31, 2005 in IT systems and other intangible assets. Total acquisition expenditures during the fiscal year ended March 31, 2005, related to several small cable companies or subscribers, amounted to €29.3 million. Of this, €15.0 million was allocated to customer lists with the remainder allocated to fixed assets.

Cash used in financing activities was €295.6 million for the fiscal year ended March 31, 2005 compared to €280.5 million for the fiscal year ended March 31, 2004.

Capital resources

We expect that, for our new strategy of focusing on digital cable television, Internet and telephony services to be successful, we will need to devote considerable resources to our development, distribution and marketing efforts. As a result, our principal uses of cash will be for capital expenditure, to fund the development, marketing and distribution of our digital cable television, HSI and telephony products, to fund upgrades to our network to enable the bi-directional signal necessary to deliver our HSI and telephony products, as well as to fund working capital and our debt service. We expect to fund these requirements with cash flows from our operating activities, cash on hand, and, if necessary, from borrowings under the working capital facility under our Senior Facilities.

Our principal source of liquidity on an ongoing basis is our operating cash flows. Our ability to generate cash depends on our future operating performance, which is in turn dependent, to some extent, on general economic, financial, industry, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed above and in the section entitled “Risk Factors.” In particular, our new emphasis on digital television and triple-play products could lead to increased volatility in our cash flows.

In addition to our operating cash flows and cash on our balance sheet, we will have access to credit under the working capital facility under the Tranche B of our Senior Credit Facilities (subject to certain conditions). In our opinion, our working capital is sufficient for our present requirements.

The working capital facility under the Tranche B of our Senior Facilities includes a €200 million revolving line of credit commitment. As of August 31, 2006, we had drawn €40 million of this facility.

Although we believe that our expected cash flows from operations, together with available borrowings, will be adequate to meet our anticipated liquidity and debt service needs, we cannot assure you that our business will generate sufficient cash flows from operations or that future additional debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, including the Notes, or to fund our digital television roll-out, our network upgrade, or our other liquidity needs.

We believe that our liquidity will be negatively affected by:

•       expenses associated with our new strategy, which focuses on the distribution of digital cable television, highspeed Internet access and telephony services;

•       losses which we would incur if the uptake of our digital, HSI and telephony products fail to meet our expectations; and

•       the potential need to further upgrade our network to meet competitive requirements and technological developments.

If our future cash flows from operations and other capital resources (including borrowings under Tranche B of our Senior Credit Facilities) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced, inter alia, to:

•       reduce or delay our business activities and capital expenditures, including the digital roll-out and network upgrade;

•       reduce or delay potential acquisitions;

•       sell assets;

•       obtain additional debt or equity capital; or

•       restructure or refinance all or a portion of our debt, including the Notes, on or before maturity.

We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt, including the Notes, our Senior Credit Facilities, as well as certain indebtedness incurred by our parent companies (including the PIK Loan and the pay-in-kind securities incurred in connection with the Acquisition) limit our ability to pursue any of these alternatives, as may the terms of any future debt.

In addition, our subsidiaries’ ability to transfer funds to KDG in the form of cash dividends, loans or advances is subject to restrictions under German law. See “Risk Factors — Risks relating to our indebtedness and our structure — We depend on payments from our subsidiaries to make payments on the Notes, and our subsidiaries will be subject to various restrictions on making such payments.”

We are highly leveraged and have significant debt service obligations. As of March 31, 2006, we had approximately €1,981 million of indebtedness (excluding a further €50 million of borrowing capacity available under our then existing revolving credit facility), of which €756 million was indebtedness under the Notes. In addition, our direct parent has incurred €445 million of indebtedness under the PIK Notes and our ultimate parent, Cayman Cable Holding L.P., has assumed €140 million of pay-in-kind securities issued to one of its equity investors in connection with the Acquisition (see “Principal Interest Owners” and “Description of Other Indebtedness”). As of March 31, 2005, we had €1,982 million of indebtedness (before netting with transaction costs and excluding a further €50 million of borrowing capacity available under our then existing revolving credit facility), of which €756 million was indebtedness under the Notes. In addition, our direct parent had incurred €400.0 million of indebtedness under the PIK Notes.

Due to the different payment schedules of our annually paying customers we have historically experienced significant variations in our cash balances within our fiscal year. During the fiscal year ended March 31, 2006 the difference in deferred revenues was approximately €68.0 million between the lowest cash collection point in the billing cycle (typically during the months of September to November) and the highest cash collection point in our billing cycle (typically in the months of January to March). This deferred revenue cycle, combined with a lower starting cash balance following the refinancing of our old senior credit facilities and an expected increase in annual capital expenditures over the next 3 years is expected to shift the lowest cash point from the current amount of approximately €60 million to €(5) million over the next 3 years. See “— Other Factors That Will Affect Our Results of Operations in Future Periods — Seasonality.”

We anticipate that our high leverage will continue for the foreseeable future. Our high level of debt may have important negative consequences for you. For more information, please see the section entitled “Risk Factors — Risks Relating to Our Indebtedness and Our Structure — Our high leverage and debt service obligations could materially adversely affect our business, financial condition or results of operations.”

Capital expenditures

We have incurred and will continue to incur significant capital expenditure to fund the upgrade and maintenance of our network and the development, marketing and distribution of our digital, HSI and telephony products.

We incurred capital expenditures of €151.7 million for the fiscal year ended March 31, 2006 compared to €130.0 million for the fiscal year ended March 31, 2005. The regions in which we operate have different geographical, customer, competitive and other characteristics that can affect the level of necessary capital expenditures and rate of acceptance of our new products and services. The investment for the upgrade of our Level 3 network in the fiscal year ended March 31, 2006 amounted to approximately €39.4 million. The cost of upgrading a Level 4 network depends on the number of units within the building and on the existing wiring in place. The Level 4 upgrades, therefore, range from €100 to €300 per subscriber, with an average investment of €175 per subscriber, based upon our experience in the regions to date.

Going forward, we expect an increasing portion of our capital expenditure to be variable and discretionary as it will be directly related to our subscriber growth or related to the generally increasing capacity requirements that accompany subscriber growth. As we complete the strategic upgrade of sections of our network, we expect the focus of our capital expenditure program in the upgraded sections to shift from network upgrades to success-based growth expenditures. For the fiscal year ending March 31, 2007, we anticipate our total capital expenditure to approximate €280 million.

Dividends declared

For the fiscal year ended March 31, 2005, the Company declared dividends amounting to €631.0 million. For the fiscal year ended March 31, 2004, the Company declared dividends amounting to €118.4 million.

Description of Reconciliation to U.S. GAAP

Reconciliation of Net Loss from IFRS to U.S. GAAP for the Fiscal Years Ending

	Year ended March 31,
	2004	2005	2006
	(€millions)
Net loss in accordance with IFRS	(151.9)	(102.6)	(76.8)
Business combination	18.7	20.1	1.8
Asset retirement obligations	(0.6)	0	(0.4)
Receivable from shareholder	0	(6.1)	0
Retirement benefits	0	(0.1)	0
Financing fees	37.8	2.4	55.1
Restructuring	2.1	(2.1)	0
Derivatives	(13.1)	0	0
Provisions	1.4	(1.4)	0
Intangible assets	(1.1)	0.2	0.2
Income taxes	(13.3)	(18.1)	(14.2)
Net loss in accordance with U.S. GAAP	(120.0)	(107.7)	(34.3)

Reconciliation of Equity from IFRS to U.S. GAAP as of

	Year ended March 31,
	2004	2005	2006
	(€millions)
Equity in accordance with IFRS	(79.6)	(754.8)	(809.4)
Business combination	0.9	21.0	22.8
Asset retirement obligations	(0.5)	(0.5)	(0.9)
Receivable from shareholder	(150.0)	0	0
Retirement benefits	(1.6)	(1.5)	(6.1)
Financing fees	86.5	(7.8)	47.2
Restructuring	2.1	0	0
Derivatives	(15.0)	0	0
Provisions	1.4	0	0
Intangible assets	(1.1)	(0.9)	(0.6)
Income taxes	(14.5)	(0.7)	(13.1)
Equity in accordance with U.S. GAAP	(171.4)	(745.2)	(760.1)

Business combination

Our consolidated financial statements were prepared in accordance with exemptions provided by IFRS 1 “First-time Adoption of International Financial Reporting Standards” for entities adopting IFRS for the first time. Therefore, all business combinations carried out by us before April 1, 2003, were not retrospectively accounted for under the guidance of IFRS 3 “Business Combinations.” These combinations are accounted in accordance with the German Commercial Code (Handelsgesetzbuch, or “HGB”) or German GAAP. Under U.S. GAAP business combinations are accounted for in accordance with SFAS No. 141 “Business Combinations.” The adjustments relate to the acquisition of the cable businesses of Deutsche Telekom AG (DTAG) in March 2003.

The acquisition cost is measured as the fair value of the consideration given, plus direct costs of the acquisition. The inclusion of direct costs of the business combination in the purchase price under U.S. GAAP as of March 13, 2003 resulted in an increase of €9.2 million as compared to IFRS. Therefore, total cost of acquisition amounted to €1,788.6 million under U.S GAAP.

Under IFRS, the purchase cost was initially allocated to the acquired assets and assumed liabilities at fair value. However, in accordance with German GAAP, the amounts of fair value adjustments are limited by the acquisition cost. This effectively reduced the amount allocated to customer lists under IFRS at the acquisition date by the excess of the fair values of the acquired net assets over the acquisition cost.

Based on a third-party valuation, under U.S. GAAP, the purchase price was allocated to acquired tangible and identifiable intangible assets and assumed liabilities, including certain liabilities for restructuring. The fair value of the acquired net assets exceeded the acquisition costs, and this excess of €281.0 million (negative goodwill) was allocated as a pro rata reduction of the amounts assigned to certain acquired assets: customer list, technical equipment, software and licences, other equipment, furniture and fixtures and equity investments in associates.

As a result, the amount allocated to customer list under U.S. GAAP was increased by €201.9 million. The amount allocated to property and equipment was reduced by a total of €226.9 million, which included a €222.3 million reduction to technical equipment.

Under HGB and IFRS the acquired equity investments in associates are initially recognized at the book value of the seller. The difference between IFRS and U.S. GAAP results since the acquired equity investments are recorded at fair value under U.S. GAAP.

Differences between IFRS and U.S. GAAP in acquired pension liabilities and asset retirement obligations arising subsequent to the acquisition, and deferred taxes related to the acquisition are included separately in the respective reconciling items below.

In connection with the acquisition of the cable business of DTAG, we announced a restructuring plan to our employees on December 12, 2003. The plan included a strategic reorganization as well as the relocation of our headquarters. The strategic reorganization included the centralization of the finance, IT, and corporate services departments in Munich as well as the restructuring of the network and the sales departments.

The restructuring was contemplated during the acquisition, the measures were officially announced during December 2003, and the plan was finalized within one year of the consummation of the business combination. Under IFRS, liabilities for termination benefits were recorded as period costs when the plans were announced.

EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination,” provides guidance for the accounting under U.S. GAAP for restructuring costs in connection with the restructuring of an acquired entity in a business combination. In accordance with EITF 95-3, the termination benefits and relocation costs which met certain specified criteria were recognized as an assumed restructuring liability in the allocation of the acquisition cost of the business combination. The restructuring costs included severance payments for planned employee terminations, and relocation benefits paid to employees for costs associated with moving employees of the acquired business to a new location. As of March 31, 2006, substantially all of the terminations accrued under the initial restructuring plan had already occurred.

With respect to the relocation benefits, we offered two types of benefits. The first type involved a one-time relocation payment not conditional on continuing employment. These payments have been included in the cost of the acquired company in accordance with EITF 95-3. The second type represented payments to be made to certain employees on an ongoing basis, which are recognized as incurred rather than recognized as a cost of the Acquisition.

Employee termination costs were accrued in the IFRS consolidated financial statements as of and for the year ending March 31, 2004. There were no differences between IFRS and U.S. GAAP in the estimate of termination cost. Since this liability was recorded in the U.S. GAAP purchase price allocation, the expense was reversed and accordingly decreased the U.S. GAAP net loss for the year ending March 31, 2004.

All relocation benefits were expensed as incurred in the IFRS consolidated financial statements. The liability for one-time relocation benefits was recorded in the purchase allocation under U.S. GAAP, which decreased U.S. GAAP equity as compared with IFRS as of March 31, 2006, 2005 and 2004 Additional adjustments were made to reverse relocation expenses recorded in the IFRS consolidated financial statements for the year ending March 31, 2006, 2005 and 2004, which were charged against the liability under U.S. GAAP.

In December 2004, we revised the estimates of employee termination costs. The number of employees expected to be terminated increased. As this change occurred after one year from the Acquisition date, U.S. GAAP expenses were increased by €2.3 million in the fiscal year ending March 31, 2005. The revision also included a reduction in the termination cost per employee. Since the costs ultimately incurred related to the original restructuring plan were less than the amount recorded as a liability assumed in the business combination, under U.S. GAAP as of March 31, 2005 the restructuring liability was reduced by €3.4 million against the acquired assets. As of March 31, 2006, the remaining provision was utilized.

As of March 31, 2005, the difference between the liability under U.S. GAAP and IFRS (€0.6 million) consisted of the one time relocation costs (€0.5 million) and the adjustments based on the new estimates of employee termination costs (€1.1 million).

As of March 31, 2006, the difference between the liability under U.S. GAAP and IFRS (€0.2 million) consisted of the remaining provision under IFRS since this amount was not yet reconizable under FAS 88 under U.S. GAAP as of March 31, 2005.

Asset Retirement Obligations

We have incurred asset retirement obligations relating primarily to equipment and other leasehold improvements installed on leased network sites including the leasing of space in the cable ducts of DTAG to house certain portions of our network cable, and improvements to leased buildings. Those leases generally contain provisions that require us to restore the sites to their original condition at the end of the lease term.

Asset retirement obligations are recognized in accordance with SFAS No. 143 “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the related asset retirement costs. The statement requires the enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it is incurred and to record a corresponding increase to the carrying amount of the related long-lived asset. The capitalzed asset retirement costs are depreciated over the life of the asset. The liability is adjusted in each period to reflect the passage of time (accretion expense) and changes in the estimated cash flows. Upon settlement of the liability, a gain or loss is recorded.

Asset retirement obligations existing as of March 13, 2003 were included in the purchase price allocation related to the acquisition of the cable businesses of DTAG. The liability was recognized at fair value as of the acquisition date. A corresponding asset (capitalized asset retirement cost) was recorded by increasing the amount allocated to the related long-lived asset by the same amount as the liability. Accordingly, assets and liabilities recorded in the acquisition under U.S. GAAP were increased for asset retirement obligations.

Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Under U.S. GAAP, we concluded there is not sufficient historical experience of non-enforcement. Therefore, these expectations were not included in the measurement of the obligation in accordance with SFAS No. 143. This resulted in an increase to the liability under U.S. GAAP, partially offset by reductions due to the use of a credit adjusted risk-free rate as used under IFRS.

The difference in the net capitalized asset retirement cost and liabilities for asset retirement obligations at March 31, 2006 and 2005 amounted to a reduction of equity under U.S. GAAP of €0.9 million and €0.5 million, respectively.

Differences between U.S. GAAP and IFRS in the components of asset retirement obligations resulted in an increase of U.S. GAAP net loss (before taxes) of €360 thousand for the fiscal year ending March 31, 2006 compared to an increase of U.S. GAAP net income (before taxes) of €31 thousand for the fiscal year ending March 31, 2005. The difference for the fiscal year ended March 31, 2006 included a settlement of obligations of €299 thousand.

Receivable from shareholder

As explained in the IFRS consolidated financial statements, the waiver of repayment on Dec. 1, 2004 of an outstanding loan to LuxCo (our indirect shareholder) of €156.1 million, including €6.1 million of accrued interest, was accounted for as a dividend to shareholder and therefore reduced equity without affecting the income statement.

Under IFRS, this loan to LuxCo of €150.0 million was recorded in current assets as a receivable from shareholders as of March 31, 2004. The loan was recorded as a reduction of equity under U.S. GAAP as of March 31, 2004 in accordance with SAB Topic 4-G “Notes and other Receivables from Affiliates,” due to the related party relationship between us and LuxCo. Accordingly, no interest income was recognized in the income statement for the fiscal year ending March 31, 2006 under U.S. GAAP.

Retirement benefits

For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and disclosures are presented in accordance with SFAS 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits.”

In accordance with SFAS No. 87 and SFAS No. 141, a liability for the projected benefit obligation of the acquired pension plans, which were unfunded, was recorded as of the acquisition date of the cable businesses of DTAG. Under IFRS, a liability was recorded for the defined benefit obligation. As of the acquisition date there were no differences in the pension liabilities recorded under IFRS and U.S. GAAP.

Financing fees

In accordance with IAS 39, “Financial Instruments: Recognition and Measurement,” transaction costs are incremental costs directly attributable to the related financing. These costs include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

We incurred transaction costs in connection with the refinancing of the acquisition of the regional DTAG cable providers, through the Senior Loan Facility, the Bridge Facility, the Senior Credit Facility and the Senior Notes.

In accordance with IFRS 1, in the IFRS consolidated financial statements for the year ending March 31, 2004, we chose not to comply with IAS 39. Accordingly, we applied German GAAP and debt issuance costs were expensed as incurred. In the IFRS consolidated financial statements as of and for the year ending March 31, 2005, in accordance with IAS 39, debt issuance costs were included in the initial measurement of, and are amortized over the life of, the related debt. The adjustment between the balance sheets as of March 31, 2004 and April 1, 2004, the start of the first IFRS reporting period (i.e., the first period that includes information that complies with IAS 39), was treated as arising from a change in accounting policy. Therefore, all transaction costs that would have been unamortized as of April 1, 2004 if we had applied IAS 39 retrospectively, and the related tax effects, were recognized by an adjustment to increase retained earnings in the amount of €96.7 million. As of March 31, 2006 and 2005, in accordance with IAS 39, financing and transaction costs of €40.5 million and €107.6 million, respectively, are deducted from related balances of debt in the IFRS consolidated financial statements.

Under U.S. GAAP, in accordance with APB Opinion No. 21, “Interest on Receivables and Payables,” debt issuance costs are reported as an asset (deferred charges). Under IFRS, the refinancing of the Senior Credit facility, that occurred in May 2006, resulted in an adjustment to the carrying value of the liability as of March 31, 2006 and additional amortization of the related debt issuance costs. In accordance with U.S. GAAP, the debt issuance costs are amortized over the contractual term of the related debt. Unamortized debt issuance costs are not written off until an extinguishment occurs. Accordingly, the additional accretion recognized as interest expense of €53.7 million in the IFRS consolidated financial statements for the year ending March 31, 2006 was reversed under U.S. GAAP.

Restructuring

In addition to the employee termination and relocation benefits recorded in the purchase price allocation in connection with the acquisition of the cable businesses of DTAG we incurred costs for bonuses that were paid out to encourage the mutual termination of the employment contracts. These bonuses are incremental voluntary termination benefits and, therefore, are not in the scope of EITF 95-3. The accounting for such voluntary termination benefits is in accordance with SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” Under U.S. GAAP the costs associated with such benefits are recognized when the employees accept the offer and the amount of the costs can be reasonably estimated.

The liability for bonuses was accrued in the IFRS consolidated financial statements in the year ending March 31, 2004. Adjustments were made in the U.S. GAAP reconciliation to reverse liabilities recorded under IFRS of €0 thousand and €12 thousand as of March 31, 2006 and 2005, respectively and to expense €12 thousand and €2,081 thousand paid and charged against the liability under IFRS in the fiscal year ending March 31, 2006 and 2005, respectively.

Derivatives

Under IFRS, we applied the exemption of IFRS 1.36A in respect of derivative financial instruments in the consolidated financial statements for the year ending March 31, 2004, IFRS 1 allows companies adopting IFRS for the first time to not comply with IAS 39 in comparative financial statements issued before January 1, 2006. When adopting this exception, an entity should apply local GAAP to account for its hedging relationships. As such, we designated a valuation group

(Bewertungseinheit) in accordance with German GAAP for interest rate payer swaps and a long interest rate cap hedging the volatility of floating interest rate cash flows payable on debt positions. In accordance with HGB, interest payable or receivable under the interest payer swaps was recorded as incurred.

As U.S. GAAP does not provide for an accounting rule comparable to IFRS 1.36A, the financial statements according to U.S. GAAP should be presented as if U.S. GAAP, including SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” has always been applied. As such, in accordance with U.S. GAAP, the above interest rate swaps and interest rate cap are recorded at fair value with changes in fair value recorded in net loss and retained earnings as of and for the year ending March 31, 2004.

The increase in the U.S. GAAP net loss for the year ending March 31, 2004 of €13.1 million represents differences in fair value arising during the year.

Beginning April 1, 2004, the accounting treatment of the interest rate swaps and interest rate caps is identical under IFRS and U.S. GAAP for the statement of operations and balance sheet.

The fair values of all derivatives are presented as other current assets or other current liabilities depending on the respective fair market value. Changes in fair value not recorded directly in equity in other comprehensive income (i.e. ineffectiveness, changes in the time value of the interest rate caps) are presented as interest income or expense.

Provisions

This adjustment is due to a provision that fulfilled the recognition criteria under IFRS but not under U.S. GAAP. In accordance with IFRS a provision is recognized if it is probable (defined as more likely than not) that an outflow of resources embodying economic benefits will be required to settle an obligation. In accordance with SFAS No. 5 “Accounting for Contingencies” a provision is recognized if it is probable that a future event will confirm that a liability had been incurred by the balance sheet date and if the amount can be estimated reasonably. Under U.S. GAAP, probable means that the future event or events are likely to occur.

Under IFRS a provision was recognized related to disputed invoices received from third party vendors totaling €1.4 million in the year ended March 31, 2004. We estimated the payment probability to meet the criteria for recognition under IFRS. In contrast, we estimated that the criteria to recognize a liability under U.S. GAAP were not fulfilled. Therefore, the provision was reversed under U.S. GAAP in the year ending March 31, 2004. Due to the fact that the legal limitation period for these invoices expired, the provision was released under IFRS in the fiscal year ending March 31, 2005. Adjustments were made to increase the net loss under U.S. GAAP. There is no difference between IFRS and U.S. GAAP equity related to this item as of March 31, 2006 and 2005.

Intangible Assets

Under IFRS prior to April 1, 2004, the costs of internally generated software were capitalized, including general and administrative and overhead costs directly attributable to the development of the software. In accordance with Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” general and administrative costs and overhead costs should not be capitalized as costs of internal-use software under U.S. GAAP. In accordance with IAS 38 “Intangible Assets,” general and administrative and overhead costs incurred after April 1, 2004 are expensed as incurred. The carrying amount of intangible assets under IFRS is not adjusted as of April 1, 2004.

The recognized internally generated software was reduced under U.S. GAAP due to overhead costs capitalized under IFRS amounting to €1.2 million as of and for the year ending March 31, 2004,

resulting in a decrease to gross assets as of March 31, 2006 and a corresponding increase in the Net loss in the year ending March 31, 2004. In addition, adjustments were made to reverse related amortization expense in the fiscal years ending March 31, 2006 (€0.2 million), 2005 (€0.2 million) and 2004 (€0.1 million).

Income Taxes

In 2006, the anticipated tax rate of 39.19% (2005 and 2004: 39.19%) is based on German corporate income tax rate of 25% and taking into account the solidarity surcharge of 5.5% on corporate income tax and a trade tax rate of 17.4%.

Tabular Disclosure of Contractual Obligations

Aggregate financial obligations

The following table summarizes the financial payments that we will be obligated to make under our debt instruments after giving effect to the issuance of the Notes, the Refinancing and certain mandatory prepayments.

December	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
	(€millions)
Debt Repayments
Notes									755.6
Senior Credit Facilities(1)							1,350
Total							1,350		755.6

(1) Includes a 6-year term loan facility in a maximum aggregate principal amount of €1,150 outstanding (at March 31, 2006) maturing on March 31, 2012 (Term A Facility), and a 6-year revolving credit facility in a maximum aggregate principal amount of €200 million (Facility B-Revolving Facility).

Other Obligations

KDG has entered into several long-term service agreements with DTAG as well as its subsidiary T-Systems International GmbH. These agreements include but are not limited to usage and access agreements for underground cable ducts, fiber optic cables, co-location facilities and energy. The agreements have primarily fixed prices, either based on a monthly or unit basis, and are valid for up to thirty years. However, KDG can terminate the agreements with a notice period of 12 to 24 months.

The financial obligations as of March 31, 2006, 2005 and 2004 include the obligations arising due to the earliest possible termination date of KDG and are as follows:

	March 31, 2004				March 31, 2005				March 31, 2006
	Due				Due				Due
		between	more			between	more			between	more
	Up to 1 year	1 and 5 years	than 5 years	Total	up to 1 year	1 and 5 years	than 5 years	Total	up to 1 year	1 and 5 years	than 5 years	Total
Type of liability	(in € million)
1. Agreements with DTAG and subsidiaries	208.6	263.6	5.8	478.0	200.2	252.1	12.5	464.8	207.0	272.4	24.6	504.0
2. Finance lease commitments	8.4	32.6	24.3	65.3	8.4	32.0	16.4	56.8	8.2	31.0	8.4	47.6
3. License, rental and operating lease commitments	56.1	81.1	41.5	178.7	55.1	79.6	40.7	175.4	62.0	79.6	26.2	167.8
4. Other	21.4	19.9	0	41.3	13.4	12.5	0	25.9	22.2	45.2	2.3	69.7
Total	294.5	397.2	71.6	763.3	277.1	376.2	69.6	722.9	299.4	428.2	61.5	789.1

In the fiscal year ended March 31, 2006, KDG had leasing expenses, amounting to €173.8 million.

Other financial obligations

Leasing and rental obligations.   We have entered into several long-term service agreements with DTAG and its affiliates, including its subsidiary T-Systems International GmbH. These include usage and access agreements for underground cable duct space, the use of fiber optic transmission systems, and tower and facility space. In general, these agreements primarily impose fixed prices until the end of 2006, which may then be raised to reflect increased costs, subject to index-linked limitations. Some agreements impose prices based on the cost to DTAG of services that are passed through to us. We have the ability to terminate these agreements with notice periods of between 12 and 24 months. See “Business — Material Contracts — SLAs with DTAG.”  We have also entered into various other license, rental and operating lease agreements, all of which are expensed as services are provided. We treat these leases as operating rather than capital leases.

Copyright agreements.   We have entered into two agreements with GEMA, the public broadcasters, other collection societies and VG Media to pay royalty amounts in respect of the copyright on programs that we transmit. These agreements require us to pay approximately €34 million per annum to GEMA and VG Media. These agreements expire at the end of 2006 and may be extended in the future. If we are unable to negotiate favorable replacement or extension agreements in the future, our payments for these copyrights may increase.

In general, we try to avoid long-term program carriage contracts with minimum subscriber-level guarantees. However, this is not always possible and we have entered into a limited number of such contracts.

Pension obligations.   All of our employees except those with civil servant status, benefit from a KDG pension that vests after 5 years of employment. Pension benefits typically become payable at the age of 65. Tariffed employees (whose pension scheme has been negotiated between KDG and their union) annually accumulate a pension benefit claim in an amount of 2.5% of their annual gross income, multiplied by a variable age factor (ranging from five for employees in their twenties to one for employees aged sixty or over). Non-tariffed employees (whose pension plan is negotiated individually between KDG and the employee) annually accumulate a pension benefit claim in an amount of 9% of their annual salary above the public pension contribution limit (currently 62,000), in addition to the basic payment for tariffed employees. Of the 32% of our workforce who are civil servants, 90% have a pension plan with DTAG, and our obligation each month is to make a payment to DTAG of 30% of that individual’s “versorgungsfähige Beamtenbezüge” (base salary plus premium for the employee’s position within KDG). This payment amounts to approximately €700 — €1,500 per month per eligible employee. As is common with many German companies, we do not set aside assets against future pension liabilities. We recognize these liabilities on our balance sheet as an accrual against future obligations. As of March 31, 2006, this accrual amounted to €19.8 million. A calculation of the pension liability was performed by the Company based on an actuarial estimate for March 31, 2006.

Off-Balance Sheet Arrangements

We do not have any significant off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditure or capital resources.

Affiliate Transactions

A description of certain transactions involving us and certain of our affiliates, including our shareholders, is set out in this offering circular under “Certain Relationships and Related Party Transactions.”

Qualitative and Quantitative Disclosure of Market Risk

The following discussion of estimated amounts generated from a sensitivity analysis is “forward-looking” and involves risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global financial markets. Such risks principally include country risk, legal risk and political risk that are not represented in the following analyses. When used, derivatives are employed as risk management tools and not for trading purposes.

Foreign currency risk

Our reporting currency is the Euro. We have no revenues, and almost no expenses or liabilities, that are denominated in currencies other than the Euro. We could incur significant currency exchange risks in relation to the dollar denominated Notes, although we fully hedged this exposure at the time of closing the Notes over the initial five years or up until the first call date in July of 2009. In the future, if we incur other debt denominated in other currencies, such as dollar-denominated bank or bond debt, we could incur additional currency risk and related hedging costs.

The exchange rate underlying our five-year currency hedge was fixed at USD/EUR 1.2066. A 1% increase (decrease) in the USD/EUR exchange rate would result in an incremental increased (decreased) notional amount to be repaid in 2014 of €5.1 million. Further, a 1% increase (decrease) in the USD/EUR exchange rate would result in an incremental increased (decreased) annual interest payment of approximately €523,000 after expiry of the currency hedge in 2009.

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We have no cash flow exposure due to rate changes on the Notes because they will bear interest at a fixed rate.

As of March 31, 2006, we had interest rate swaps with a notional amount of approximately €595.4 million which effectively exchanged the floating EURIBOR-based interest rate into a fixed interest rate of 3.705% per annum. In addition, we purchased interest rate caps of 4.2% per annum with a notional amount of approximately €198.5 million. The hedge is scheduled to amortize over the life of the hedge to match the amortization of the Senior Credit Facilities. The hedge terminates in June 2009. The remaining balance of the Senior Credit Facilities was not hedged and is therefore subject to fluctuations in the EURIBOR-based interest rate. In connection with the issuance of the Notes and the related repayment of existing drawings under the Senior Credit Facilities, we will seek to enter into new interest rate swaps with regard to the Notes on terms substantially similar to those related to the Senior Credit Facilities.

A 100 basis points change in the current EURIBOR rate would result in a change of annual interest payments of €6.3 million, based on a notional amount of the swaps of €595 million in March 2006 and current EURIBOR levels of approximately 2.5%. Excluding the existing swap arrangements, a 100 basis points change in the current Euribor rate would result in a change of €12.3 million annual interest payments. Including the swaps and caps (which only become effective assuming a EURIBOR above its exercise price of 4.2%), an additional 100 basis points EURIBOR change would result in a change of an additional €4.3 million annual interest payments.

Impact of Inflation

A portion of our costs are affected by inflation. We attempt to restrict increases in our costs below the rate of inflation through productivity improvements and capital expenditure. However, general inflation affects costs for our competitors and us.

Critical Accounting Policies

The preparation of our financial statements requires management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.

We have summarized below our accounting policies that require the more subjective judgment of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect our results of operations and financial condition. For more, see the notes to our consolidated financial statements included elsewhere in this prospectus.

Property and Equipment

Property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses in accordance with the cost model. Borrowing costs are not capitalized. Rebates, trade discounts, and bonuses are deducted from the purchase price.

For technical equipment located on leased property, historical costs include the present value of estimated future costs and expenses necessary for restoration of the leased property after termination of the lease agreement.

Leases

Operating lease

A lease is accounted for as an operating lease if the financial consequences relating to property remains with the lessor. Operating lease payments are therefore recognized as an expense in the consolidated income statement.

Finance lease

In accordance with IAS 17, assets leased under finance leases are recorded at the lower of fair value at the inception of the lease or the present value of the lease payments. The assets are depreciated using the straight-line method over the shorter of the estimated useful life or over the lease period. The obligations related to future lease payments are recognized as liabilities.

Subsequent Expenses

Rental costs are expensed. Repair and maintenance charges are expensed during the financial period in which they are incurred. The cost of significant renovations and additions are included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance will be realized by the Company. Significant renovations are depreciated over the shorter of the remaining useful life of the related asset or the lease term.

Depreciation of Fixed Assets

Depreciation is calculated based on the straight-line method over each asset’s estimated useful life as follows:

• Buildings on non-owned land	3 to 25 years
• Technical equipment and machines	3 to 20 years
• Property and equipment	3 to 15 years

Gains and losses from derecognition of fixed assets are determined by deducting the carrying amount of the asset being sold from the proceeds received at the time of derecognition. The results are included in the other operating income or in the corresponding expense line item.

Intangible Assets

Customer List

In connection with the acquisition of the cable business at the time of our formation in March 2003, approximately €681.7 million of the purchase price was allocated to the customer list. Further additions to the customer list that occurred during the twelve months ended March 31, 2004 and 2005 are primarily related to the acquisition of level 4 companies and subscribers.

The customer list is primarily amortized on a straight-line basis over 8.5 years. The estimated useful life is based on the extrapolated average number of terminations and the term of the average contract life of individual end users who generate significant contribution margins.

Other Intangible Assets

Intangible assets which are purchased separately are recorded at cost. Intangible assets that have been acquired as part of an acquisition of a business are capitalized at fair value if it can be reliably measured at the acquisition date.

Acquisition of computer software is recorded at cost and treated as an intangible asset. Computer software is amortized on a straight-line basis over a period of three to six years.

The Company recognizes intangible assets developed internally (consisting of software used by the company) to the extent the criteria in IAS 38 are met. Development costs for internally generated intangible assets are recognized at cost to the extent the assets are economically usable and the costs can be reliably measured. If the requirements for capitalization are not fulfilled, development costs are expensed as incurred.

During the quarter ended June 30, 2006 the Company began capitalizing certain subscriber acquisition costs incurred related to fixed term contracts that are considered intangible assets under IAS 38.

Subsequent Expenses

Subsequent investments in intangible assets will be capitalized if they qualify for recognition as an intangible asset.

Amortization of intangible assets

The amortization of other intangible assets with determined useful lives is based on the straight-line method over the asset’s estimated useful life. Amortization begins when the intangible asset is ready for use.

The useful lives are estimated as follows:

• Customer list	8.5 years
• Software and licenses	1 to 6 years

Financial Assets

Financial Assets and Liabilities are recognized when the Company enters into a contractual relationship with the respective counterparty or issuer. The derecognition of a financial instrument takes place when the Company no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument have been paid or are passed through to an independent third party.

Financial Instruments

Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from operating, financing and investing activities. In accordance with IAS 39, all derivative financial instruments such as interest rate and currency swaps are accounted at fair value irrespective of the purpose or the intention for which they were incurred. Depending on whether it is a fair value hedge or a cash flow hedge, changes in the fair value of the derivative financial instruments for which hedge accounting is used are either reported in the income statement or in the statement of changes in equity under fair value reserve. In the case of a fair value hedge, the gains or losses from the measurement of derivative financial instruments at fair value and the gains or losses related to the underlying contracts are recognized in profit or loss. In the case of changes in the fair value of cash flow hedges which are used to offset future cash flow risks arising from underlying transactions or planned transactions and which have proved to be 100% effective in accordance with IAS 39, unrealized gains and losses are initially recognized in equity as a fair value reserve.

If hedges are not 100% effective, the difference between the fair value and the changes in fair value of the related underlying contract is recognized in profit or loss. The portion of the change in fair value not covered by the underlying transaction is immediately recognized in profit or loss. If, contrary to the standard practice, hedge accounting cannot be used by the Company, the change in the fair value of derivative financial instruments is recorded in profit or loss.

Impairment

The carrying amount of assets, excluding assets not within the scope of IAS 36, is reviewed at every balance sheet date to determine whether there are any indications of impairment. If such indications exist, the recoverable amount is estimated. Impairment is necessary when the carrying amount of an asset or the related cash-generating unit exceeds the recoverable amount. The corresponding impairment is expensed.

Determination of Recoverable Amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. Value in use is determined by discounting the estimated future cash flows to be derived from continuing use of the asset up until its ultimate disposal. The discount rate is based on a pre-tax interest rate that reflects current market assessments of the fair value of money and the risks specific to the asset.

For assets to which no cash flows can be directly allocated, the recoverable amount is to be determined for the cash-generating unit to which the asset belongs.

Reversal of Impairment Loss

Impairment losses on assets are reversed when assumptions relating to the recoverable amount of the assets change. Impairment losses are only reversed up to the carrying amount of the asset which would have been recorded if the asset had been subject to standard depreciation without impairment.

Revenue and Other Income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

•       Rendering of services.   Revenue from the delivery of analog and digital video products, Internet and telephone services as well as the related installation and other services is recognized when services have been provided, the costs incurred can be measured reliably and the Company does not retain effective control over services rendered.

•       Sale of goods.   Revenue for the sale of digital boxes, cable modems, and other goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. If the Company acts as an agent revenue is only recognized in the amount of the sales commissions.

Key Judgments and Estimations

The preparation of the consolidated financial statements in accordance with IFRS requires judgments and estimations to be made which have an effect on the carrying amounts of recognized assets and liabilities, income and expenses and contingent liabilities. In some cases, the actual values may differ from the judgments and estimations. Changes are recognized in profit or loss when better information is available.

Judgments

In the process of applying KDG’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements:

•       Hedges.   The Company has entered into interest rate swaps, interest rate caps and currency swaps to hedge its risks resulting from exposure to changes of interest rates and foreign currency rates. All of these derivative instruments have been accounted for in accordance with IAS 39 at fair value irrespective of the purpose or the intention for which they were used.

•       Share-based payments.   The Company has three Management Equity Participation Programs (MEP I, MEP II, MEP III) in place. MEP I provides direct ownership in Cayman Cable Holding L.P., the ultimate parent company of KDG. MEP II and III provide options in Cayman Cable Holding L.P. ownership interests. Due to our obligation to repurchase the interests, MEP I, MEP II and MEP III are accounted for as cash settled. The Company applies IFRS 2 as of the transition date, April 1, 2003. For settled share-based payment transactions, IFRS 2 requires the entity to account for cash settled share-based payments to management as liabilities.

•       Operating lease cable ducts.   In certain cases, KDG leases space in the cable ducts of DTAG to house KDG’s network cable. The Company has determined that it retains no significant risks and rewards of ownership of these cable ducts and, therefore, accounts for the leases as operating leases.

•       Internally developed software.   The Company recognized intangible assets developed internally (consisting of software used by the Company) to the extent the criteria in IAS 38 were met. Development costs for internally generated intangible assets are recognized at cost to the extent the assets are economically usable and the costs can be reliably measured.

Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year are discussed below.

Hedges

The fair values of the derivative financial instruments as of the balance sheet date have been estimated as net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). The total of the fair values of the derivative financial instruments amounted to €-26.5 million as of March 31, 2006.

Share-based Payments

Under the direct MEP I as of March 13, 2003, the fair value equals the value of the contribution in Cayman Cable Holding L.P. With respect to the shares transferred after March 13, 2003, the fair value of the services has been derived from a valuation report as of October 31, 2003 performed by an independent third-party valuation expert in connection with the restructuring of the group as no market price was available. The measurement of the fair value at grant date with respect to the MEP II and MEP III option plans is based on the Black-Scholes options pricing model. The main parameters, the expected volatility of the values of the shares, the estimated term of the options and the risk free interest rate on grant date (equivalent to the estimated term of the options of five years) were estimated by the Company. The Company recognized expenses with respect to MEP I, II and III in an amount of €19.2 million for the fiscal year ended March 31, 2006.

Customer List

The customer list is primarily amortized on a straight-line basis over 8.5 years. The estimated useful life is based on the extrapolated average number of terminations and the term of the average contract life. The book value of the customer list amounted to €460.5 million as of March 31, 2006.

Useful Lives of Technical Network

The Company has reassessed the estimated useful life of their existing technical network. As a result, the Company prospectively changed the estimated useful life of their existing technical network from 15 to 20 years from the original in-service date based on the actual business plan as of calendar year end 2004, effective as of December 1, 2004. The book value of the technical network amounted to approximately €839.9 million as of March 31, 2006.

Provisions for Pension

In connection with the actuarial calculation of the provisions for pension, assumptions with respect to the discount rate, future salary increases, future pension increases and the interest rate were made. As of March 31, 2006, provisions for pension amounted to €19.8 million.

Asset Retirement Obligations

The amount of the accrual is based on an estimate of the costs expected for the demolition and restoration of the technical facilities. Approximately 94% of KDG’s obligations are related to technical equipment, including different kinds of cable and emitting/receiver technology, in each case in cable ducts of DTAG. KDG assumes that 30% of the technical equipment will be replaced by other technologies after 15 years. The remaining 70% of the technical equipment is expected to be restored after 30 years. The remaining 6% of the asset retirement obligations are divided into accruals for radio link systems, other equipment, furniture and fixtures as well as a small amount of miscellaneous restoration obligations. The asset retirement obligations amounted to €20.0 million as of March 31, 2006.

Accounting Standards Recently Issued by IASB

The Group applied all IFRSs and IFRIC interpretations issued by the International Accounting Standards Board (“IASB”), London, that are effective as of March 31, 2006, adopted by the European Union (“EU”) and applicable to the Group. The designation IFRS also includes all valid International Accounting Standards (“IAS”). All interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”), were also applied.

The Group has not applied the following IFRSs and IFRIC interpretations that have been issued and have been endorsed but are not effective as of March 31, 2006:

In December 2004, the IASB issued an amendment to IAS 19, “Employee Benefits.” The IASB has decided to allow the option of recognizing actuarial gains and losses in full in the period in which they occur, outside profit or loss, directly in equity. This optional method may be used for financial years beginning on or after December 16, 2004. The amendment also specifies how group entities should account for defined benefit group plans in their separate or individual financial statements and requires entities to give additional disclosures. This provision is effective for financial years beginning on or after January 1, 2006. Both amendments are not expected to have a material impact on our results of operations or financial position.

In April 2005, the IASB issued an amendment to IAS 39, “Financial Instruments: Recognition and Measurement — Cash Flow Hedge Accounting of Forecast Intragroup Transactions.” Under this amendment, it is possible to recognize the foreign currency risks of a highly probable forecast intragroup transaction as a hedge in the consolidated financial statements. This requires the transaction to be denominated in a currency other than the functional currency of the entity entering into that transaction and the resulting currency risk to be recognized in net profit or loss in accordance with IFRS. The provisions of the amendment are effective for annual periods beginning on or after January 1, 2006. The adoption of this amendment to IAS 39 is not expected to have a material impact on our results of operations or financial position.

In June 2005, the IASB issued an amendment to IAS 39, “Financial Instruments: Recognition and Measurement — The Fair Value Option,” to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit or loss (the fair value option). The provisions of this amendment are effective for reporting periods beginning on or after January 1, 2006. KDG has not yet made use of the option of designating financial assets upon initial recognition as financial assets at fair value through profit or loss. The adoption of this amendment to IAS 39 is not expected to have a material impact on our results of operations or financial position.

In August 2005, the IASB issued an amendment to IAS 39, “Financial Instruments: Recognition and Measurement” and IFRS 4, “Insurance Contracts,” “Financial Guarantee Contracts.” This amendment clarifies whether IFRS 4 or IAS 39 is to be applied when accounting for financial guarantee contracts in the issuer’s financial statements. Regardless of whether they fulfill the characteristics of an insurance contract, financial guarantees are included in the scope of IAS 39 and are measured at fair value upon initial recognition. If the issuer has asserted prior to the amendment to the standard that it regards a financial guarantee contract as an insurance contract within the meaning of IFRS 4, the issuer may elect to continue to apply IFRS 4 or to adopt IAS 39. The provisions of the amendment to IAS 39 and IFRS 4 are effective for reporting periods beginning on or after January 1, 2006. They are not expected to have a material impact on our results of operations or financial position.

In August 2005, the IASB issued an amendment to IAS 1, “Presentation of Financial Instruments — Capital Disclosures.” The amendment requires disclosures regarding an entity’s objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007; early adoption is not expected.

In December 2005, the IASB issued an amendment to IAS 21, “The Effects of Changes in Foreign Exchange Rates.” The amendment to IAS 21 provides that if an exchange difference arises on a monetary item that forms part of a reporting entity’s net investment in a foreign operation, that exchange difference should be reclassified to the separate component of equity in the financial statements in which the foreign operation is consolidated, proportionately consolidated, or accounted for using the equity method. This requirement applies regardless of the currency in which the monetary item is denominated and of which group entity transacts with the foreign operation. The provisions of this amendment are effective for reporting periods beginning on or after January 1, 2006. The adoption of this amendment to IAS 21 is not expected to have a material impact on our results of operations or financial position.

In December 2004, the IASB published IFRS 7 “Financial Instruments: Disclosures.” This standard results in a fundamental restructuring of the disclosure obligations for financial instruments and combines all disclosure regulations for financial instruments in a new standard. IFRS 7 demands information on the importance of financial instruments for the asset and income situation of companies. In addition, it contains new requirements for reporting on risks, which are associated with financial instruments. Also associated with the adoption of IFRS 7 is an expansion of IAS 1 “Presentation of Financial Statements.” Qualitative information is to be disclosed on objectives, methods and processes for the management of capital. In addition, external minimum capital claims, infringements of these as well as the resulting consequences are to be stated. The non sector-specific IFRS 7 is effective for reporting periods beginning on or after January 1, 2007; earlier application is not expected. IFRS 7 is not expected to lead to material additional disclosures.

In December 2004, the International Financial Reporting Interpretations Committee issued IFRIC interpretation 5, “Rights to Interests arising from Decommissioning, Restoration and Environmental Funds” (“IFRIC 5”). IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning assets or in undertaking environmental restoration or rehabilitation. The provisions are effective for financial years beginning on or after January 1, 2006. The adoption of IFRIC 5 is not expected to have a material impact on our results of operations or financial position.

In September 2005, the IFRIC issued IFRIC Interpretation 6, “Liabilities Arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment” (“IFRIC 6”). The interpretation addresses when certain producers of electrical goods are required to recognize a liability for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment (historical waste) supplied to private households. The IFRIC concluded that the event giving rise to the liability for cost of such historical waste, and thus its recognition, is participating in the market during a measurement period. IFRIC 6 is to be applied for annual periods beginning on or after December 1, 2005. The adoption of IFRIC 6 is not expected to have a material impact on our results of operations or financial position.

In November 2005, the IFRIC issued IFRIC Interpretation 7, “Applying the Restatement Approach under IAS 29 Reporting in Hyperinflationary Economies” (“IFRIC 7”). IFRIC 7 clarifies that in the period in which the economy of an entity’s functional currency becomes hyperinflationary, the entity shall apply the requirements of IAS 29 as though the economy had always been hyperinflationary. The effect of this requirement is that non-monetary items carried at cost shall be restated from the dates at which those items were first recognized; for other non-monetary items the restatements are made from the dates at which revised carrying amounts for those items were established. Deferred tax amounts in the opening balance sheet are determined in two stages: (a) deferred tax items are re-measured in accordance with IAS 12, “Income Taxes,” after restating the nominal carrying amounts of the non-monetary items in the opening balance sheet by applying the measuring unit at that date; (b) the deferred tax items remeasured in this way are restated for the change in the measuring unit from the date of the opening balance sheet to the date of the closing balance sheet. The provisions are effective for reporting periods beginning on or after March 1, 2006. The adoption of IFRIC 7 is not expected to have a material impact on our results of operations or financial position.

The Group has not applied the following IFRSs and IFRIC interpretations that have been issued but have not been endorsed and are not effective as of March 31, 2006:

In January 2006, the IFRIC issued IFRIC Interpretation 8, “Scope of IFRS 2” (“IFRIC 8”). The interpretation clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006 and early adoption is not expected. The adoption of this interpretation is not expected to have a material impact on our results of operations or financial position.

In March 2006, the IFRIC issued IFRIC Interpretation 9, “Reassessment of Embedded Derivatives” (“IFRIC 9”). The interpretation clarifies whether an embedded derivative has to be separated from a newly entered contract under IAS 39 only when a new contract is entered into or even subsequently. A subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly changes the cash flows of the contract. IFRIC 9 applies for all annual periods beginning on or after June 1, 2006; earlier adoption is not expected. The adoption of this interpretation is not expected to have a material impact on our results of operations or financial position.

The Group has not applied the following IFRSs and IFRIC interpretations that have been issued after March 31, 2006 but before the date of preparation of the financial statements and have not been endorsed and are not effective as of March 31, 2006:

In July 2006, the IFRIC issued IFRIC Interpretation 10, “Interim Financial Reporting and Impairment” (“IFRIC 10”). The interpretation clarifies that impairment losses being recognized in the interim financial statements which are not allowed to be reversed according to IAS 36 and IAS 39 shall not be reversed in subsequent interim financial statements or consolidated financial statements. IFRIC 10 applies for all annual periods beginning on or after November 1, 2006; earlier adoption is not expected. The adoption of this interpretation is not expected to have a material impact on our results of operations or financial position.

Recent Accounting Pronouncements by FASB

In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections — a replacement of APB No. 20 and FASB Statement No. 3” (SFAS No. 154). The Statement requires retrospective application to prior period´s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is adopting SFAS No. 154 as of April 1, 2006. Adoption of SFAS No. 154 is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2005, the FASB ratified EITF Issue No. 05-5 “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)” (EITF 05-5). The consensus requires benefits under a Type II ATZ arrangement to be accounted for as a termination benefit under FASB Statement No. 112, “Employers´ Accounting for Postemployment Benefits”. EITF 05-5 is effective for fiscal years beginning after December 15, 2005. The adoption of EITF 05-5 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2006, the FASB ratified EITF Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43” (EITF 06-2). The EITF reached a consensus on this Issue that an emplyee´s right to a compensated absence under a sabbatical or other similar benefit arrangement (a) that requires the completion of a minimum service period and (b) in which the benefit does not increase with additional years of service accumulates under paragraph 6 (b) of Statement 43 for arrangements in which the individual continues to be a compensated employee and is not required to perform duties for the entity during the absence. The consensus is effective for fiscal years beginning after December 15, 2006. The adoption of EITF 06-2 is not expected to have a material impact on the Company´s consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (FIN 48). The Interpretation establishes the threshold for financial statement recognition of the benefits of tax positions taken or expected to be taken in a tax return as “more-likely-than-not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact the provisions of FIN 48 might have on the consolidated financial statements.

In June, 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements”. The Statement defines fair value, establishes a framework for measuring fair value in Generally Accepted Accounting Principles, and enhances disclosures about fair value measurements. The Statement applies under other accounting pronouncements that require fair value measurements. The Statement does not require new fair value measurements. SFAS No. 157 is effective for financial statements for fiscal years beginning after November 15, 2007.

INDUSTRY

Unless otherwise indicated, market data is presented as of June 30, 2006. Subscriber data is presented as of June 30, 2006.

The German Television Market

The German television market is the largest in Europe. A key feature of the German television market is the separation of the ownership between the content production and broadcasting sectors and the ownership of distribution platforms.

Broadcasters

Sources of market information are Arbeitsgemeinschaft Fernsehforschung (AGF) and Gesellschaft für Konsumforschung GfK, presented as of January 1, 2006.

The German broadcasting market is characterized by a large offering of television channels. The public sector includes two national broadcasters, ARD (which is a cooperation of nine regional broadcasters) and ZDF. These broadcasters provide a variety of nationwide programming (such as “Das Erste,” ZDF, 3Sat, Kinderkanal, Phoenix and Arte), and the regional broadcasters, such as WDR, NDR and BR, provide programming for their respective regions in Germany. The commercial sector is dominated by two groups of broadcasters, the RTL group (including the channels RTL, RTL II, Super RTL, Vox and n-tv) and the ProSiebenSat.1 group (including the channels ProSieben, Sat.1, Kabel 1, 9 Live and N24). We believe that, as of June 2006, the public broadcasters, the ProSiebenSat.1 group and the RTL group maintained an aggregate audience share of approximately 90% for all viewers aged three and above.

Public broadcasters are predominantly financed by the Central Radio and Television Fees Collecting Agency (Gebühreneinzugszentrale or “GEZ”), the public body collecting statutory monthly license fees that are levied on all homes with a radio and/or television receiver. This fee is charged to each household regardless of the particular distribution platform used by that subscriber and amounts to €5.52 per month for radio reception and €17.03 per month for both radio and television reception as of April 1, 2005. The license fee is set jointly by the parliaments of the German Federal States for a period of up to five years following a recommendation by the Commission for the Assessment of the Financial Needs of the Broadcasting Companies (Kommission zur Ermittlung des Finanzbedarfs der Rundfunkanstalten or “KEF”), an independent panel of experts.

The commercial television sector is mainly financed by advertising revenues. The commercial broadcasters’ ability to generate advertising revenues is affected by regulatory restrictions which are more lenient than those applied to the public broadcasters. The commercial broadcasters are allowed to air advertisements 24 hours a day, 7 days a week, but are limited to up to 15% of total airtime per day and 20% per hour. Total revenues derived by the commercial broadcasters from advertising sales in 2005 amounted to approximately €3.93 billion.

The largest German-language pay television operator in Germany, in terms of subscribers, is Premiere. According to its publicly released operational data as of March 31, 2006, Premiere has approximately 3.5 million subscribers, and relies on both cable and satellite for the distribution of its programs. Premiere generates most of its revenues through subscription fees. For the quarterly closing as of March 31, 2006, these subscription fees accounted for approximately 93.9% of revenues.

Distribution platforms

Overview

Cable television is the leading television signal distribution platform. Although data is limited, we estimate that approximately 20.25 million or 55.5% of television homes use this reception means, followed by satellite (approximately 14.6 million, or 39.9% of television homes) and terrestrial analog and digital transmission via antenna (approximately 1.7 million, or 4.6% of television homes).

From 1997 until 2002, both cable and satellite have gained market share at the expense of terrestrial distribution. Compared to 2003, data indicates that the German cable industry has lost households to satellite for the first time. In that period we also experienced a decline in the number of our subscribers. We believe this decline to be the result of a price increase we implemented in November 2002, the elimination in September 2004 of our special tariff that was discounted to pre-1991 prices, the disconnecting of a number of non-paying customers, and disconnections by Level 4 operators and housing associations and a reduction in gross subscriber additions caused in part, we believe, by competition from DTT and satellite services. In addition to the above noted losses, which had a negative financial impact, we also completed a data cleansing exercise which resulted in a downward adjustment of our number of subscribers but had no negative financial impact.

DTAG and several other companies have announced their intention to broadcast television programs via the Internet, which, if successful, could increase competition and lead to additional declines in cable television access subscribers.

Digital Terrestrial Television

In addition to cable, satellite and analog terrestrial television, DTT has been introduced in selected cities in Germany since November 2002. Following the December 2005 introduction of the DTT service in the Leipzig/Halle — Erfurt/Weimar area, approximately 60% of Germany’s population is technically able to receive the DTT signal. According to the plans of the two public broadcasters, 90% of the German population will be capable of receiving DTT by the end of 2008. We believe a certain portion of our above mentioned subscriber losses was a result of the introduction of DTT.

On November 9, 2005, the European Commission ruled on subsidies amounting to approximately €4.0 million granted to private broadcasters at the introduction of DTT in Berlin/Brandenburg in 2002. The European Commission ruled that the subsidies violated the state aid rules under EU law and demanded that the private broadcasters pay back the amounts received. However, the European Commission has not completely excluded the possibility for subsidies to DTT broadcasters, provided that certain pre-conditions are satisfied.

The DTT offering differs from region to region, with the number of programs, type of programs and transmission frequencies selected locally. Typically, 12-24 channels are broadcast. The consumer is required to purchase a digital set-top box or a television with a built-in digital receiver and either an in-house or roof antenna in order to be able to receive the DTT signal. In addition to the initial equipment purchase, there is no direct monthly subscription fee charged for the DTT service.

Video and Television Distribution over the Internet

As a consequence of improvements in Internet access and data transmission technologies, in particular DSL technologies, the Internet is increasingly used as a platform for the distribution of television (IPTV) and video-on-demand (“VoD”) services, in particular, video-over-DSL services. The growth of deliverable speeds via DSL, fiber-to-the-street and fiber-to-the-home (“FTTH”) technology will allow new competitors into the market.

DTAG’s subsidiary, T-Online, started with an initial VoD offering and now regionally focused telecommunications network operators have also introduced VoD services in selected cities. Furthermore, DTAG invests over €3 billion to build a highspeed fiber optic network in the 50 largest cities in Germany. DTAG claims that said network will deliver speeds of up to 50Mbit/s. For that purpose, DTAG has acquired the rights to show live matches of the German soccer league until the middle of 2009. In February 2006, DTAG has additionally acquired the non-exclusive IPTV rights for all programmings of the ProSiebenSat.1 group. As of today, DTAG offers a triple-play service consisting of a compelling IPTV channel line-up as well as flat telephony and Internet access against payment of approximately €80 per month. The FNA has recently announced that this network generally falls within its regulatory competence, in particular with respect to the wholesale broadband Internet access market, so long as the products and services provided via this network are merely a substitute to existing products and services. If the products and services provided via this network are deemed not to be mere substitutes for previously existing products and services, then DTAG may operate this network without any regulation, for at least some initial period.

Consumer acceptance of video and television distribution via the Internet throughout Germany is currently low, primarily due to four factors: (i) technical limitations, (ii) costs of end user equipment, (iii) low broadband Internet penetration levels and (iv) the price advantages of cable, satellite and DTT in video signals over DSL-offerings in the premium segment. Distribution of video services and the real-time streaming of television services require substantial investments in compression technology and the availability of suitable bandwidth levels. However, over time, and given DTAG’s new highspeed fiber optic network, these services may develop into a viable competitive force in mass market television distribution.

Fee structure

Generally, broadcasters in Germany pay the operators of distribution platforms carriage fees for the transmission and distribution of their television signal to viewers. For new distribution platforms, such as DSL, no market standard has yet emerged regarding whether carriage fees will be paid to the platform providers by broadcasters. Cable network operators in most cases have a relationship with viewers subscribing to cable television services, for which cable network operators or intermediate housing associations collect subscription fees. Satellite and terrestrial television providers do not have any relationships with viewers and, consequently, do not receive any subscription or other fees from them. However, the two dominant groups of private broadcasters, ProSiebenSat.1 group and RTL group, are planning to introduce basic encryption for satellite distribution of free-TV channels from 2008 onwards to promote a subscription model including fees from viewers. For pay-TV services, both satellite and cable customers are charged subscription fees directly by the pay-TV operator. The following chart illustrates the relationships between satellite operators and cable network operators and their respective customers.

Customer Relationships for Cable and Satellite Television in Germany

(1) Gebühreneinzugszentrale — public body that collects statutory monthly fees on behalf of the public broadcasters. Such fees are levied on all homes with a radio or television to finance public broadcasters.

Products and Services

Cable network operators provide their subscribers with the physical access over which the basic package of analog television and analog radio programming is distributed. KDG, the other regional cable television operators and some independent Level 4 cable network operators also distribute digital television programming, both on an unencrypted FTA basis, which requires no smart card, and on a basic encryption basis, which does require a smart card. In addition, premium content, foreign language and other program packages, such as the programming offered by us under the brand Kabel Digital INTERNATIONAL and Kabel Digital HOME, are also offered in digital program packages. To receive digital TV programming, cable television subscribers must purchase a set-top box with a conditional access (“CA”) module and must also have the appropriate smart card unless only unencrypted programs are received. In the case of pay television, the smart card is activated and the set-top box converts digital programming back to analog signals for standard television sets or the programming remains digital in the case of digital television sets. The smart card is a means of unscrambling encrypted digital television programming.

Satellite operators, such as SES ASTRA and Eutelsat, distribute analog and digital content nationally via satellite directly to television viewers. To receive programming distributed via satellite, viewers require a satellite dish and a satellite set-top box. Viewers require a satellite set-top box with a CA module and a smart card for encrypted services delivered by satellite.

Programming distributed via analog terrestrial transmission is distributed directly to the viewer’s television through rooftop antenna via transmission towers. In the case of digital terrestrial television, viewers need to acquire a set-top box and at least a mobile antenna to receive digital content. In more outbound areas roof antennas instead of mobile antennas are also required.

Television Distribution Platforms in Germany

	Cable	Satellite	Analog terrestrial television	Digital terrestrial television
Description	Analog and digital television and audio services through cable network; cable television is the only platform for which connection fees are charged	Analog and digital video services via satellite transmission to satellite dish receivers	Analog television transmission via broadcasting towers	Digital television transmission via broadcasting towers
Market reach	71.2% of television homes	Nationwide coverage	With the launch of DTT, analog signals are switched off in selected areas	Selected metropolitan areas
Analog Distribution
Customer equipment	Television	Television + satellite dish + analog satellite receiver	Television + roof antenna	n/a
Current channel
offering	30 to 35 channels (depending on the region served)	43 German language channels and up to several hundred international channels	8 channels on average	n/a
Digital Distribution
Customer equipment	Television + set-top box (with CA module for digital pay-TV) + smart card for encrypted programs	Television + satellite dish + digital satellite set-top box (with CA module for digital pay-TV) + smart card for encrypted programs	n/a	Television + antenna + set-top box

Current channel
offering	Approximately 210 programs	191 programs targeted at the German market and several hundred international programs	n/a	Between 12 and 24 channels depending on region

Digital television in Germany

The German federal government and the governments of the federal states of Germany aim for a general switch-over from analog to digital distribution for all television distribution platforms no later than 2010. In accordance with the Telecommunications Act, the FNA is generally required to revoke all frequency allocations for analog television transmission by 2010, and for analog frequency-modulated radio transmission by 2015. Although the relevant provisions of the Telecommunications Act and related ordinances are not directly applicable to cable television network operators, as they do not require broadcast frequency allocations, we and the other cable television network operators may be required to exchange parts of our headend equipment if some broadcasters cease to deliver their signals in analog format.

The German state media authorities are promoting a switch-over from analog terrestrial to DTT. The first switch-over to DTT was finalized in Berlin in August 2003 with significant subsidies from the state media authority. In November 2005 these subsidies were ruled to be in violation of existing EU laws because they were deemed to not have been technology neutral. However, the European Commission has not completely excluded the possibility for subsidies to DTT broadcasters, provided that certain pre-conditions are satisfied. Outside of Berlin, in the regions in which KDG operates its cable networks, digital terrestrial television has already been started in the metropolitan areas of Brandenburg, Berlin, Bremen, Lower Saxony, Hamburg, Schleswig-Holstein, Rhineland-Palatinate and Bavaria. Starting in December 2005 there was a further roll-out in urban areas in Saxony, Saxony Anhalt and Thuringia (Leipzig/Halle and Erfurt/Weimar areas). This further roll-out did not include the private channels of the ProSiebenSat.1 group and the RTL group. Although the introduction of DTT has led to a portion of the previously terrestrial homes switching to cable television or satellite, DTT may also be attractive to cable television subscribers that disconnect from the networks and purchase a DTT box. Some of our recent customer churn can most likely be attributed to that effect. DTT may become more successful over time if it remains subsidized or if it successfully includes the FTA channels of ProSiebenSat.1 and RTL.

Both satellite and cable network operators have made significant investments in the digitization of their platforms in the late 1990s. However, industry figures indicate that about 69% of satellite television viewers are still only receiving analog signals. The digital viewership in cable television in general is even lower, with KDG providing digital cable television access to approximately 1.35 million subscribers as of June 2006. The roll-out of digital cable television was delayed by the lack of a compelling digital offering, and the fact that many of the most popular FTA channels were only available to cable television operators for distribution in an analog format. Subject to agreement with the relevant broadcasters, these popular channels are now available to network operators in digital format.

KDG and Unity Media, independently of each other, have launched new digital program packages to encourage demand for digital cable television services.

For cable television, digital programming has a number of advantages over analog programming:

•       video and audio quality of digital programming is significantly better than that of analog programming;

•       each digitized channel is currently able to transmit up to 12 program streams (in the future up to 16, following the upgrade to a new modulation technology), whereas each analog channel can only transmit one program;

•       the set-top boxes used for digital television usually include a conditional access system that allows for the identification of individual subscribers, permitting the delivery of products tailored to each subscriber and enhanced security; and

•       digital television technology allows for the offering of pay-per-view services (which we already introduced in July 2006) and other advanced interactive services like VoD.

The German Cable Network

The structure of the German cable network is strongly influenced by historical factors, in particular the monopoly of DTAG and its predecessors on telecommunication services until 1996 and the manner in which the subsequent deregulation of the telecommunications market was implemented. As a result, the cable network in Germany can be divided into four functional levels, ranging from the generation of programming (broadcasters) to the distribution of the signal to the end-customer.

Level 1 encompasses the production of content, the transmission of the signal to the satellite-earth station or a terrestrial transmitter, and the up-link to the satellite.

Level 2 is the part of the cable television network comprising (i) the down-link from the satellite or the terrestrial transmitter, (ii) the satellite or terrestrial reception equipment, (iii) the signal distribution from the reception equipment to the master-headends and the hubs, (iv) the master-headend and headend functions and (v) the distribution of the signals from the headends to the hubs.

Level 3 is the part of the cable television network which distributes the signal primarily via co-axial cable from Level 2 to the home connection points.

Level 4 is the part of the cable network which distributes the signal from the Level 3 connection point to the wall socket inside the home. Level 4 infrastructure primarily consists of the in-house wiring.

The vast majority of the Level 2 and Level 3 cable television network was constructed by DTAG’s predecessor between 1980 and 1988. Another wave of construction activity followed after the reunification of Germany in 1990. Due to political decisions of the German federal government, electricians, housing associations and Level 4 operators initially constructed the majority of the Level 4 network infrastructure. This decision resulted in the development of a dual ownership network structure serving cable subscribers. This dual ownership structure is distinct from the single ownership cable structure prevalent in the United States and in most EU countries, in which private operators own the network entirely, from the headend to the wall socket inside the home.

Most of the network infrastructure from Level 2 to Level 4 is one-way co-axial cable with a bandwidth of 470 MHz. Within this bandwidth in our network, the standard allocation uses 34 channels for analog and 17 channels for digital television services. As a result of digital compression technologies, each digital channel can carry up to 12 program streams (in the future up to 16, following the upgrade to a new modulation technology), resulting in approximately 200 potential program streams. Technically, it is possible to convert every analog channel into a digital channel by using specific digital headend equipment for such channels. In addition, this network infrastructure can be upgraded to permit the transmission of bi-directional 630 MHz-signals, thereby allowing highspeed Internet and telephony products to be distributed via the network.

Since DTAG’s predecessors initially constructed both the fixed-line telephony networks and the cable television network, the telephony and cable television networks share a high degree of common infrastructure, in particular cable ducts, co-location facilities, towers and fiber optic systems. Today, this infrastructure is owned by DTAG and we are permitted to use it under long-term lease agreements. In addition, we purchase electrical power from DTAG. The relevant agreements with DTAG are an essential component of our operations and historically have accounted for our single largest expense item each year. See “Business — Our Network.”

The German Cable Television Market

The German cable television market is the largest in Europe in terms of subscribers. As of June 30, 2006, the German cable television industry served approximately 20.25 million television homes.

The key characteristics of the German cable television market include:

•       high market share of approximately 55.5% of television homes;

•       substantial program offering in the basic analog package of on average 33 channels (varying depending on the region served);

•       low monthly cable subscription fees for the basic analog package;

•       bifurcated ownership of substantial portions of the cable network;

•       significant number of multi-unit dwellings administered by housing associations;

•       monthly fees to be paid by each television household to finance the public broadcasters; and

•       comparatively low but increasing penetration of pay television and telecommunications services.

The structure of the German cable television market is currently comprised of three primary types of operators: regional cable companies, Level 4 operators and housing associations.

•       Regional cable companies.   Regional cable companies are the operators of the Level 3 cable television networks formerly owned by DTAG. They operate in specific geographical regions in Germany covering one or more German federal states. These companies include KDG (covering the states of Hamburg, Schleswig-Holstein, Mecklenburg-Western Pomerania, Lower Saxony, Bremen, Berlin, Brandenburg, Saxony, Saxony-Anhalt, Thuringia, Rhineland-Palatinate, Saarland and Bavaria), with approximately 9.6 million subscribers as of June 30, 2006, Kabel BW (covering the state of Baden-Wuerttemberg) with approximately 2.3 million subscribers as of June 30, 2006, and Unity Media with approximately 5.1 million subscribers (covering the states of North-Rhine-Westphalia and Hesse) as of June 30, 2006. Historically, the regional cable companies and their predecessors were primarily focused on the construction and operation of Level 2 and Level 3 infrastructure, whereas electricians, housing associations and Level 4 operators initially constructed the majority of the Level 4 network infrastructure. These Level 4 networks were typically connected to the networks of the regional cable companies and purchased the signals distributed by them. Subsequently, the regional cable companies have begun to enter the Level 4 market in order to gain direct access to the end-customers.

•       Level 4 operators.   Due to regulatory constraints prior to the deregulation of the cable network market in 1996, the Level 4 operators focused solely on the construction and operation of Level 4 infrastructure in multi-unit dwellings where the relevant housing associations did not have the desire or capital to enter into the cable television business. The first Level 4 operators were often electricians and small electronic companies. The regional cable companies used to deliver signals to thousands of such Level 4 operators. Over time, a few Level 4 operators consolidated to form larger entities, the most significant of these being Tele Columbus (approximately 2.6 million subscribers as of June 30, 2006), ewt (with an estimated 1.65 million subscribers as of June 30, 2006), PrimaCom (approximately 0.9 million subscribers as of June 30, 2006) and KMS (with an estimated 0.34 million subscribers as of June 30, 2006). In December 2005, Unity Media acquired Tele Columbus. Further industry consolidation may occur in the future. As a result of the consolidation process, certain Level 4 operators have accumulated meaningful subscriber clusters, and, where commercially feasible, have disconnected from the regional cable companies’ networks and instead receive television services from satellite operators in order to reduce signal delivery fees. See “Risk Factors — Risks Relating to Our Business — We may not be able to renew our existing contracts with Level 4 operators and housing associations upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with Level 4 operators and housing associations.”

•       Housing associations.   Housing associations are quasi-governmental or private entities responsible for the management of multi-unit dwellings in Germany. These associations vary in size and can manage between a few apartments and thousands of apartments on a local, regional or national level. Housing associations decide as to how cable television services are delivered to the tenants in the buildings they manage. Historically, the housing associations have either constructed their own Level 4 infrastructure and connected to the regional cable companies’ networks or sub-contracted cable television services to Level 4 operators. In some cases, large housing associations with significant subscriber clusters have disconnected from the regional cable companies’ networks and instead receive television services from satellite operators. See “Risk Factors — Risks Relating to Our Business — We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.”

The German Internet Access and Fixed-Line Residential Telephony Markets

Internet access

Germany is the largest Internet market in Europe, with approximately 37.5 million Internet users over the age of 14, as of the end of 2005 (source: ARD/ZDF-Online-Studie 2005, August 2005). Technologies with transmission-line speeds higher than those for ISDN are generally classified as broadband. These include all fixed-line technologies, such as DSL, FTTH and Internet access via cable or powerline. In addition, satellite services and mobile technologies, such as UMTS, WLAN and WiMax, are usually also classified as broadband. Whereas analog dial-up modems may be used throughout Germany to connect to the Internet, the availability of all other means of access may be limited in certain regions.

We believe DSL is the clear dominant access platform in the German broadband Internet market. The remaining broadband Internet connections are provided by alternative Internet access service providers using Unbundled Local Loop technology and, to a limited extent, cable , powerline and satellite access platforms. The remaining Internet subscribers use narrowband access technology, in particular analog dial-up services.

The market for broadband Internet services has grown rapidly over the past four years with growth rates of approximately 70% in 2002, 40% in 2003, 53% in 2004 and 54% in 2005. Despite the rapid growth, broadband penetration is relatively low compared with other European countries, although this gap is closing.

We believe that Germany is well positioned for continued broadband Internet growth based on key demographics, including computer and Internet penetration rates and average income, as well as the early success of the broadband Internet product across the country. In particular, Level 3 cable operators have upgraded significant portions of their networks over recent years to widen the availability of broadband Internet access via cable. At June 30, 2006, our upgraded Level 3 network passed a total of approximately 6.0 million homes nationwide and we estimate that a total of 8.7 million homes will be passed by our upgraded Level 3 network by the end of March 2007. Similarly, the other leading German Level 3 operators, ish, iesy and Kabel BW, have also increased the reach of broadband Internet access on their networks.

DSL is the dominant access technology in Germany, as cable networks were typically constructed as single service, unidirectional networks, making them unable to provide broadband Internet access without being upgraded. Because it controls direct end-customer access in many regions, DTAG is the dominant broadband Internet access service provider in Germany. Approximately 7.9 million (approximately 76%) of the 10.7 million broadband Internet subscribers use DSL Internet services provided directly or indirectly by DTAG, which offers a range of different DSL packages based on bandwidth and price. An estimated 240 thousand Internet subscribers used broadband cable services at the end of 2005, of which approximately 31 thousand (92 thousand at June 30, 2006) were subscribing to KDG’s broadband Internet access services. Following the upgrade of the regional networks by KDG and the other regional operators, the Level 3 operators operate the only direct end-customer access alternative of scale to DTAG’s network.

The market for residential broadband Internet access services in Germany is highly competitive, with providers competing aggressively based on pricing, product and service quality, promotions, advertising and new product development and introduction time. Recently, operators have also been expanding their product portfolios to include value-added services. These include VoIP telephony and the delivery of video services. In particular, DTAG has acquired the rights to show live matches of the German soccer league over the Internet for the 2006 — 2007, 2007 — 2008 and 2008 — 2009 seasons. In February 2006, DTAG has acquired the non-exclusive IPTV rights for all programming of the ProSiebenSat.1 group and has subsequently acquired rights for additional programs.

Due to the strong competition between operators, prices for broadband Internet have been decreasing. We believe a further decrease in broadband Internet prices in the future is possible albeit at a slower rate than previously experienced. We also believe that despite decreasing prices, operators will continue to offer customers increased bandwidth and additional services.

Fixed-line residential telephony

We believe that the market for fixed-line residential telephony in Germany is the largest in Europe and that DTAG clearly dominates the market. At the end of 2005, there were approximately 55.1 million fixed-line telephone channels which generated approximately 923 million voice-minutes per day (source: FNA 2005 Annual Report, March 2006).

As a result of deregulation in 1998, the market share of DTAG has been decreasing both in terms of fixed-line telephone channels and minutes sold. Furthermore, the introduction of VoIP services further opens up this market to allow Internet service providers to offer telephony in conjunction with broadband Internet service.

From 2001 and estimated to 2005, the price per minute for fixed-line telephony has decreased significantly reflecting strong competition. The standard tariff for a day-time call dropped from €0.046 per minute in 2000 to €0.017 in 2005. We believe that the reason for this decrease is an increase in competition and the emergence of alternative technologies for voice communication, such as VoIP. The use of VoIP for telephony services offers significant cost advantages to both operators and subscribers. In addition, the use of these services has become much more user-friendly in recent years. In addition, VoIP service is increasingly bundled with broadband service, offering users lower-cost fixed-line calls compared to traditional public switched telephone network (PSTN) or integrated services digital network (ISDN) services.

BUSINESS

We calculate our market share using our subscriber numbers as of June 30, 2006 and based on market data generally as of June 30, 2006.

Our Company

We are the largest cable operator in Germany. We currently operate in 13 of the 16 federal states in Germany, including Germany’s three largest cities, Berlin, Hamburg and Munich. We were formed in 2003 from the combination of cable assets in six of the nine regional cable television regions previously operated by DTAG, together with other network assets owned by DTAG. As of June 30, 2006, our network passed approximately 15.6 million homes and we served, directly or indirectly, approximately 9.6 million basic cable television access subscribers, 549 thousand digital pay television RGUs, approximately 92 thousand highspeed Internet access RGUs and approximately 70 thousand telephony RGUs. In addition, we operate an advanced digital playout facility capable of delivering encrypted digital television signals via satellite up-links to all of Germany. We have a market share of approximately 47.5% in the German cable television market, measured as a proportion of 20.25 million cable television subscribers nationwide.

We generate revenue predominantly through subscription and distribution fees from our analog cable television business, our digital television business, our broadband Internet access business and from other activities. For the year ended March 31, 2006, we generated total revenues of €1,012.1 million, with Adjusted EBITDA (as defined herein) of €401.3 million and capital expenditures (including acquisitions of smaller Level 4 operators) of €151.7 million.

We believe that our customers subscribe to our analog cable television offering for a number of reasons, in particular the quality of our television signal transmission and the plug-and-play character of our services: for instance, no satellite dish or antenna must be installed. Our analog services are complemented by other products, such as digital television offerings, including foreign language television programs, highspeed Internet access (where available) and telephony (where available). Because we have a direct end-customer relationship with approximately 3.0 million of our analog television customers, we believe that we are well placed to offer digital video, highspeed Internet and telephony services to a significant portion of our existing Kabel Anschluss television subscriber base.

Cable access business (Kabel Anschluss).   Our cable access television business generated €906.4 million, or approximately 89.5%, of our total revenues for the twelve months ended March 31, 2006. We generate revenues in our cable access business from subscribers and from broadcasters who pay for access to our network.

•       Cable access subscription fees.   Our current cable access offering, marketed under the brand Kabel Anschluss, consists of 30 to 46 analog television channels (depending on the region served), up to 36 analog radio channels and various digital channels of private and public broadcasters. Subscription payments for our analog cable television business generated in total €834.2 million (82.4%) of our total revenues for the fiscal year ended March 31, 2006.

•       Installation and network connection fees and reimbursements.   Generally, each first-time subscriber is charged an installation fee upon initially connecting to our network. In addition, we generate fees and receive reimbursements for connecting newly built homes to our network. Installation fees and subsidies from private developers or municipalities for new network connections amounted to €6.0 million, or approximately 0.6%, of our total revenues for the year ended March 31, 2006.

•       Analog carriage fees.   In addition to subscription fees paid by our direct and indirect subscribers for the delivery of cable television programming, we are also paid carriage fees by more than 210 national, regional and local broadcasters for the distribution of their programs over our network. Analog carriage fees amounted to €66.2 million, or approximately 6.6%, of our total revenues for the year ended March 31, 2006.

Digital cable television business (Kabel Digital).   Our digital cable television business generates revenue through subscription fees, digital set-top box sales, carriage fees and fees paid to us for services in connection with our digital playout facility. For the year ended March 31, 2006, we generated €71.6 million, or approximately 7.1%, of our total revenues from these business activities.

•       Digital pay-TV subscription fees and box sales.   Homes that are connected to our cable network and have an installed digital set-top box can receive the digital programming of the public broadcasters, ARD and ZDF, and the major private broadcasters free of charge (requires a smartcard). With a subscription, customers can also gain access to Kabel Digital INTERNATIONAL, our own foreign language digital pay television offering, and Kabel Digital HOME, through which we provide television program packages compiled, marketed and sold by us. In April 2004, we launched an expanded digital offering aimed at increasing our competitive position compared to other television platforms and strengthening the loyalty of our existing analog subscribers. We launched the full Kabel Digital HOME package with 30 television (now 33) and 47 radio program streams (now 35) on September 27, 2004. In association with the sale of Kabel Digital HOME products, we also sell digital boxes. In those cases where we deliver our digital cable television signal to a large re-seller of our signal (known in Germany as a “Level 4 operator”) we typically enter into special agreements with these entities. In some cases, we sell directly to the end-user and offer a revenue share to these Level 4 operators; in other cases, we sell the digital products to these Level 4 operators at a discount and these entities resell the package to the end-user. As of June 30, 2006, approximately 549 thousand homes connected to our network subscribed to Kabel Digital products including INTERNATIONAL and HOME. Digital subscription fees and digital box sales generated revenues of approximately €33.1 million, or approximately 3.2%, of our total revenues for the year ended March 31, 2006.

•       Digital carriage fees.   As well as deriving subscription fees for the delivery of our own digital packages, we derive carriage fees for the transmission of digital television programs on behalf of third-party program providers. Programs currently transmitted, besides our own Kabel Digital INTERNATIONAL and Kabel Digital HOME offerings, include the digital television programming offered by the public broadcasters, most of the large private FTA broadcasters and the programs offered by Premiere, a pay television operator in Germany. In addition to receiving carriage fees for distributing programming, we also share in the subscription revenue derived from subscribers who receive the Premiere programming over our network. Carriage fees and revenue share fees for digital programs generated €32.8 million, or approximately 3.2%, of our total revenues for the year ended March 31, 2006.

•       Playout facility fees.   We operate a digital playout facility, which packages, encrypts and distributes programming received from third-party program providers via leased satellite transponders to our network and to the networks of the other regional cable television operators in Germany (iesy and Kabel BW). iesy and Kabel BW pay us fees for these services. Until 31 July 2006 the fees paid by Kabel BW were based on the services used, the cost incurred by us to operate the platform, and the subscribers served. We have agreed with iesy to terminate this arrangement as of the end of 2007. From August 1, 2006 Kabel BW also pays a fixed amount per month. We have agreed with Kabel BW to terminate this agreement as of July 31, 2007 at the latest. In addition, we provide digital playout services related to Premiere programming to ish iesy and Kabel BW under agreements that expire at the latest at the end of December 2007. For the year ended March 31, 2006, digital playout services generated €3.4 million, or approximately 0.3%, of total revenues.

Broadband Internet services and telephony (Kabel Highspeed and Kabel Phone).   We provide broadband Internet access and telephony services in some areas of our network. As of June 30, 2006, we served approximately 92 thousand highspeed Internet access RGUs and approximately 70 thousand telephony RGUs. We offer broadband Internet products and download capacity under the brand name of Kabel Highspeed. In April 2005, we also launched telephony service in some regions under the brand name of Kabel Phone. Our broadband and telephony operations generated €9.9 million, approximately 1.0%, of our total revenues for the year ended March 31, 2006.

TKS.   Our subsidiary, TKS, provides cable television, Internet and telephony services mainly to U.S. military bases in Germany and certain billing services. Our TKS basic cable television activities are generally included in our analog revenues. Other TKS activities generated €19.8 million, or approximately 2.0%, of our total revenues for the year ended March 31, 2006.

Our Markets

The German television market is the largest in Europe with approximately 36.5 million television homes. Cable television is the leading television signal distribution platform in Germany, with approximately 20.25 million, or 55.5% of television homes using this delivery means, followed by satellite (approximately 14.6 million, or 39.9% of television homes) and terrestrial reception via antenna (approximately 1.7 million, or 4.6% of television homes). Recently, DTT and video distribution via Internet were introduced in Germany.

In Germany, analog terrestrial transmission provides viewers with anywhere from three to 12 analog channels, depending on the area in which the viewer is located. Digital terrestrial television, which has replaced analog terrestrial television in most urban regions, offers between 12 and 24 channels, depending on the area in which the viewer is located. Cable television typically offers 30 to 46 analog channels (depending on the region served). Satellite television also offers more analog channels than analog terrestrial transmission, typically up to 43 German language channels and several hundred international channels. Satellite and cable viewers also receive a variety of digital programming, including pay television services, with satellite viewers typically receiving the highest number of channels. In the case of terrestrial and cable television, subscribers also have access to the programming of smaller regional and local broadcasters.

Free television broadcasters pay fees for the terrestrial transmission of their programming and for transmission via satellite. Similarly, free television broadcasters pay to Level 3 cable network operators and also to some Level 4 cable network operators carriage fees for the distribution of their programming on cable networks. In addition to carriage fees, cable network operators are paid subscription fees either directly or indirectly from viewers receiving their television signals from cable television. We derive carriage fees for delivering digital as well as analog programming, taking into account the current special situation caused by simulcast on programming in analog and digital. In such cases the free television broadcasters pay the greater of analog and digital feed-in fees.

Pay television broadcasters currently do not pay feed-in fees. Instead, they generally receive a revenue share from the respective package from KDG.

For historic reasons, the German market developed around an ownership division between the broadcasters (“Level 1”), the regional and local cable distribution network (“Level 2” and “Level 3”) and the in-house cable network (“Level 4” networks). Whereas Deutsche Telekom AG, or DTAG, and its predecessors constructed Level 2 and Level 3 networks (which we and the other regional cable companies now own and operate) and, to a limited extent, also Level 4 in-house networks, most of the Level 4 networks consist primarily of in-house wiring constructed by electricians, housing associations and local cable network operators, known as Level 4 operators. In recent years, some industry consolidation has occurred, such as consolidation among Level 4 operators, the acquisition of small Level 4 operators by regional cable companies, the business combination of a large Level 4 operator with regional cable companies and construction by some Level 4 operators of their own Level 3 networks. Although there may be further industry consolidation in the future, Level 4 operators currently remain primarily resellers of signal received from us, the other regional cable companies and satellite operators. The German Level 4 market tends to be characterized by smaller scale operators, although there are some larger operators such as Tele Columbus, ewt and PrimaCom. Tele Columbus was recently consolidated with regional cable network operator Unity Media (which is itself the result of a merger of ish and iesy, two regional cable companies).

We offer our services directly to homes or small apartment blocks (typically with one to 12 dwellings). We also offer our services indirectly through large housing associations and Level 4 operators for resale to their own subscribers. Subscription fees per subscriber are generally higher for direct subscribers as compared to those generated from Level 4 operators or housing associations, both of which aggregate large numbers of subscribers behind individual connection points. Of our approximately 9.6 million analog cable customers, approximately 3.0 million end-users have a direct contractual relationship with us, the remainder being tenants of housing associations (approximately 3.2 million) or customers of Level 4 operators (approximately 3.0 million).

We provide broadband Internet access and telephony services in some areas of our network. As of June 30, 2006, we served approximately 92 thousand highspeed Internet access RGUs and approximately 70 thousand telephony RGUs. We offer broadband Internet products under the brand name of Kabel Highspeed. In April of 2005, we also launched telephony service in certain regions under the brand name of Kabel Phone.

Germany is the largest Internet market in Europe. Technologies with transmission-line speeds higher than those for ISDN are generally classified as broadband. These include all fixed-line technologies, such as DSL, FTTH and Internet access via cable or powerline. In addition, satellite services and mobile technologies, such as UMTS, WLAN and WiMax, are usually also classified as broadband. Whereas analog dial-up modems may be used throughout Germany to connect to the Internet, the availability of all other means of access may be limited in certain regions.

The German broadband Internet market primarily comprises four access technologies: DSL, cable, powerline and satellite, with DSL as the dominant access platform. The remaining Internet subscribers use narrowband access technology, in particular analog dial-up services.

Despite rapid growth, broadband penetration is relatively low compared with other European countries.

The market for fixed-line residential telephony is well established in Germany and is the largest in Europe. The market also has a high digitization rate, DTAG clearly dominates the market although, as a result of deregulation since 1998, the market share of DTAG has been decreasing both in terms of fixed-line telephone channels and minutes sold. Furthermore, the introduction of VoIP services further opens up this market to allow Internet service providers to offer telephony in conjunction with broadband Internet service.

Our Network

In total, our network extends over more than 261,000 kilometers throughout the regions in which we currently operate and passed approximately 15.6 million households as of June 30, 2006. DTAG and its predecessors constructed both the cable television and fixed-line telephony networks, and certain parts of the infrastructure (including cable ducts, towers, fiber optic transmission systems, and equipment locations) are shared by both the DTAG telephony service and our cable television businesses. We lease these assets from DTAG under the SLAs. For a description of the SLAs, see “Risk Factors — Risks Relating to Our Business — We rely on DTAG and certain of its affiliates for a significant part of our network.”

Our standard analog cable television network was originally constructed using tree architecture, to deliver 470 MHz one-way signals. Within this bandwidth in our network, the standard allocation uses 34 channels for analog and 17 channels for digital television services. Currently, 15 digital channels are being utilized. With our current compression technology, up to 12 digital television program streams can be assigned to one digital channel. Once we upgrade to a new modulation technology (QAM 256), which is expected in the fourth quarter of 2006, we will be able to assign up to 16 digital television program streams to a digital channel. Technically, it is possible to convert every analog channel into a digital channel by using specific digital headend equipment for such channels. For a discussion of the planned upgrade to QAM 256, see “— Our Strategies — Maintain Subscribers and Grow Number of Revenue Generating Units (known as “RGUs”) through Enhanced Product Offerings.”

Our standard network is served by 52 master headends that receive analog television broadcast signals from satellite, terrestrial or, in some cases, direct feeds from program providers or broadcasters. The incoming signals are processed, assigned to channel positions and amplified for distribution. These 52 master headends transmit the signals to approximately 370 supply areas, primarily via fiber optic transmission. We also have 757 local headends (including Level 4 headends) that receive signals or direct feeds from program providers or broadcasters for distribution independent of a master headend. Approximately 320 of the master headends and local headends also receive digital signals via satellite from our digital playout center for distribution through the cable television network. All master headends and the vast majority of the local headends are located in facilities owned by DTAG. We lease these facilities from DTAG under the SLAs. The received signals at the headends are distributed primarily by co-axial cable, but in some cases fiber optic, to approximately 2,200 hubs. In most cases we own the co-axial cable, but we typically lease the fiber optic network from DTAG under the SLAs and other agreements. The hubs are pure distribution points where no content is added.

From the hubs, A-lines (primarily extension lines) extend through public right of ways (öffentlich-rechtliche Wegerechte) to approximately 2.2 million splitters. Extension lines and drops then extend the splitters to connection points. In total there are approximately 4.2 million connection points available on the network. In the case of multi-unit dwellings, the connection point may be located in the basement of the building. At the connection point, our own Level 4 network, housing associations or other Level 4 operators connect to our network. All third parties connecting to the network are required to meet our technical standards.

In general, the network is comprised of co-axial cables that are either buried in the ground or housed in cable ducts. The ducts are typically owned by DTAG and we lease duct space for our network under the SLAs. The distribution plant is powered by approximately 133,500 amplifiers. With the exception of the duct and fiber, we operate all of the distribution plant and associated electronics ourselves. We purchase the electrical power required to operate the master headends, local headends and amplifiers through DTAG under the SLAs. Purchasing the power from DTAG is necessary because, in many cases, the same power source supplies DTAG’s telephone plant and our cable plant. In general, DTAG sells the power to us at cost plus a margin of approximately 5%. We believe that we would not be able to purchase power on better terms from another source because we benefit from DTAG’s buying power.

Since our formation, we have upgraded additional portions of our Level 3 network based on a technology allowing us to transmit bidirectional 614 MHz-signals, which enables us to deliver HSI and telephony services. This technology does not require fundamental changes to our network structure. To upgrade our Level 3 network, we only need to replace the active components of the amplifiers and the hubs and install additional headend equipment to monitor and deliver Internet traffic. In addition, HSI and telephony services typically also require an upgrade of the Level 4 in-house networks. A portion of our Level 3 network, passing approximately 6.0 million homes, had been upgraded as of the end of June 2006 and based upon current upgrade projects, we expect to have approximately 8.7 million homes passed by our upgraded network by the end of March 2007.

Our Strengths

Cable is the leading medium for the delivery of television services in Germany.   Approximately 20.25 million (55.5%) of the approximately 36.5 million German television homes are connected to a cable television network allowing them to receive cable television services on their television screens without further equipment or installation. As of June 30, 2006, our network passed approximately 15.6 million homes and we provided analog cable television services to approximately 9.6 million households (62% of the homes passed). This customer base is both large and diverse. Many of our housing association and Level 4 customers have entered into multi-year contracts with us, and many of our direct customers (generally either individual homeowners or tenants in smaller multi-unit dwellings) prepay their subscription fees via direct debit on an annual, quarterly or monthly basis.

Scope for broadband growth.   We believe that broadband penetration in the German market is well below the European average. Based on our recent experience with broadband roll-out in Rhineland-Palatinate and Saarland, we believe there is a substantial growth opportunity for our broadband services. Our current pricing and bandwidth are attractive in the German market and, given that we own our network, we have margin and capacity advantages over some of our competitors.

Experienced management teams advisors and shareholders.   Our management team and their advisors have significant experience in the cable, television and telecommunications industries in Germany. Christof Wahl, the Speaker of the Management Board and Chief Operating Officer of KDG, has over 13 years of international experience in the telecommunications and information technology industries, including as president of the Siemens ICN Carrier business, the carrier networks business of Siemens, which is a leading global provider of communication solutions for enterprises and carriers. The Chief Financial Officer of KDG, Paul Thomason, was previously CEO and CFO of PrimaCom and, prior to that, CFO of KabelMedia, a predecessor of PrimaCom. The Chief Commercial Officer (appointed May 1, 2005), Rainer Wittenberg, is a former member of the management board of Bertelsmann Direct Group (“BDG”) where he was responsible for BDG’s German, Austrian, Swiss and Eastern European operations. In December 2005, Manuel Cubero was promoted to Managing Director for the Cable Television and Content areas. Mr. Cubero was formerly the director for these areas and brings several years of industry experience to this position, having worked for Kirch Media Group in various management positions. In May 2005, Tony Ball joined the Company as Chairman of KDV’s Advisory Board. Mr. Ball was formerly CEO of BskyB, the largest pay-TV operator in the United Kingdom. He has agreed to an active role in the Company, spending two to three days a week at the Company’s headquarters and regularly attending weekly management team meetings.

Following the Acquisition, our principal owners are funds affiliated with or advised or managed by Providence Equity Partners. Providence provides us with telecommunications and media operating experience and financial expertise.

Our Strategies

We currently hold a leading position in German cable television distribution. We aim to build on this strong market position and leverage our high quality infrastructure to also become a leading provider of digital video, broadband Internet and telephony services in Germany. We plan to thus further strengthen our existing subscriber base and to increase the penetration in our core markets by selectively introducing new services and enhancing existing products. At the same time we are focusing on increasing the efficiency of our processes. The key components of our strategy are as follows:

Maintain Subscribers and Grow Number of Revenue Generating Units (known as “RGUs”) through Enhanced Product Offerings

•       Maintain our leadership in analog and digital cable television services.   We intend to maintain our position in the cable television market by introducing innovative television products and expanding the range of broadcasting services we currently offer. We believe that continued investments in the product, customer service and marketing are essential.

•       Introducing new cable television services and increasing the content quality.   We believe new and/or enhanced services assist our efforts to retain customers against competitive threats from satellite and new technologies, like DTT or IPTV. Since the launch of our pay television products, such as Kabel Digital HOME, we have continued to add new channels and packages and plan to continue to do so in the future. In addition to our pay television packaging, we have introduced a pay-per-view movie and adult service in mid July 2006. On the free television side we constantly optimize the digital channel line-up to enhance the quality and quantity of our services.

•       Continue to push digitalization of the network.   We intend to promote the benefits of digital cable television. By going digital we are able to more effectively use our network bandwidths allowing us to increase the number and range of channels within our Kabel Anschluss and Kabel Digital offerings. To further increase the capacity in our network, we are planning to upgrade the modulation technology on our digital cable television platform to QAM 256 during the course of 2006. This will allow us to send up to 16 digital video streams per channel versus the current 12 streams (only certain channels are able to be upgraded to that extent).

•       Continue to grow broadband Internet access and telephony services.   We also intend to continue to focus on expanding our customer base for our Kabel Highspeed broadband Internet access and Kabel Phone telephony services through various sales channels, by cross-selling services to our existing customer base and through further investments in the Internet upgrade of additional regions. We have only recently launched telephony services in all Internet upgraded areas. We have entered the market with aggressive prices. We will monitor subscriber development and market conditions to be able to react accordingly to changing market parameters.

•       Accelerated upgrade of the network for new and enhanced broadband Internet and telephony offerings.   We intend to expand the reach of our broadband Internet and telephony services beyond the existing upgraded homes passed. We plan to accelerate the upgrade of the network and will continue to upgrade areas wherever the network density and end-customer profile justify the investment. We currently estimate that we will upgrade a substantial portion of the network over the next two to three years. Our upgrade strategy entails upgrading the network in phases, thereby allowing us to continuously monitor the results from existing upgraded areas, developments in the competitive environment and changes within the regulatory framework.

•       Offer triple play bundled services.   Similarly to other markets in Europe we believe there is potential for customer acquisition and retention through the bundling of our cable television, broadband Internet and telephony services. First experiences with triple play offers in a test region, where we entered the market with very aggressive prices, have proved successful. We will continue to offer bundles to improve ARPU, reduce customer acquisition costs, lower churn rates and maintain low maintenance expenses.

Continued Increase of our Sales Effectiveness

•       Improving the efficiency of our sales force.   We have restructured our sales organization to increase our sales focus on large clients and key accounts. Furthermore, we have aligned our sales activities with the major customer segments: direct-subscribers, indirect-subscribers (through housing associations) and wholesale (through Level 4 operators). We believe this organizational structure has allowed us to better serve all three major customer segments. We further believe that an increased sales and customer service presence will help us to compete more effectively for customer contracts, and as a result, increase our subscriber base and improve customer retention. Going forward, we will continually review the effectiveness of our various sales channels and will make adjustments as we deem necessary.

•       Entering into direct relationships with housing associations and increasing the number of marketable subscribers.   We aim to enter into a greater number of direct contracts with housing associations. In exchange for upgrading the Level 4 infrastructure, we obtain a higher contribution margin than on contracts directly with Level 4 operators. In addition, the contracts with housing associations give us closer contact with the end-customer than contracts with Level 4 operators. In existing and new relationships with housing associations, we also attempt to enter into contracts that allow us to market our Kabel Digital, Kabel Highspeed and Kabel Phone products and services directly to the tenants. Permission to sell directly to end-customers allows us to market our services more effectively and increases brand recognition.

•       Cooperating with Level 4 operators.   In order to further leverage our network investments, we have entered into resale agreements with Level 4 operators for our Kabel Digital and highspeed Internet products and we intend to do so with respect to our telephony products. In this business model, the Level 4 operator pays for all required investment in the in-house infrastructure and receives the product from us at a discount. We believe these additional services add a strong incentive to stay connected to our network.

•       Complementary acquisitions.   We intend to pursue selective acquisitions of Level 4 operators. We will look to accelerate the integration of the Level 3 and Level 4 networks. Strategically, Level 4 acquisitions and consolidation positively impact our new products, particularly Kabel Highspeed and Kabel Phone, in two ways. First, acquisitions can make unattractive areas economically viable by increasing the network density. Second, by bringing us one step closer to the customer, we believe acquisitions can increase our ability to attract subscribers since we can market directly to potential customers.

Continued Focus on Operational Excellence

•       Maintain our focus on customer satisfaction and operational excellence.   To retain the subscriber base and improve the quality of service provided to customers, we have instituted a program to increase the availability and service of our call centers, thereby improving performance on our service hotline and reaction time with respect to network outages. We will continue to focus on operational excellence with a goal of delivering products with the best combination of consistent quality, lower cost and faster cycle times. We place the customer first and will continue to improve the customer experience while emphasizing efficiency and reliability.

•       Investments in IT.   We will continue to invest in our IT systems as we introduce new products and services. In order to ensure an efficient customer service experience, we will also continue to invest in IT to streamline and automate processes.

Our Products and Services

Our core business is cable television access which includes the delivery of television signals in 13 of the 16 federal states in Germany, the largest cable television market in Europe in terms of subscribers. These products are marketed under the brand name Kabel Anschluss. We also offer digital television services, marketed under the brand name Kabel Digital. Furthermore, we offer digital playout services (digital television programming for transmission via satellite). Finally, we provide broadband Internet access and telephony services to subscribers that are connected to the upgraded parts of our network under the brand names Kabel Highspeed and Kabel Phone.

Kabel Anschluss

Kabel Anschluss contains all activities and customer services linked to physical access to our cable network and is the basis for all services we offer. Free services comprise analog FTA TV and radio signals and digital FTA TV and radio signals. Pay services comprise premium television (“pay-TV”) services from both KDG and Premiere.

The network infrastructure requires investments in operation and maintenance of the backbone, distribution networks (Level 2 and Level 3) and in-house networks (Level 4). Depending on the existence of a sufficient in-house network either owned by KDG, the customer itself or a third-party (Level 4 Provider), we offer two basic product categories:

•       Kabel Anschluss Haus:   the Level 3 products that deliver a signal via our distribution network up to the connection point of the in-house network owned by third parties; and

•       Kabel Anschluss Wohnung:   the Level 4 products that deliver a signal directly to marketed TV- households, which means that we operate the in-house network and maintain a direct customer relationship.

It is our objective to obtain an increasing share of the ownership and maintenance contracts for the in-house networks since we regard a direct customer relationship as important to the development of new services like highspeed Internet and telephony.

The following chart sets forth certain information related to our analog cable television operations as of the dates indicated:

Subscriber Numbers (millions, except percentages)

	March 31,
	2004	2005	2006
Homes passed(1)	15.3	15.6	15.5
Kabel Anschluss subscribers	9.626	9.640	9.581
% penetration(2)	63%	62%	62%

(1)    We calculate homes passed based on our estimate of the number of potential subscribers who are passed by our network and to whom we can offer our cable television services.

(2)    Number of subscribers at the end of the relevant period as a percentage of the number of homes passed by our network at the end of the relevant period.

Each of our approximately 9.6 million subscribers receives a basic package of 30 to 35 analog television channels (depending on the region served) and up to 36 analog radio channels. 25 of those analog television channels are available across the entire network. The remaining channels vary by region. In total, there are over 200 different analog programs (including channel sharing between programs). Typically, our standard package covers the following analog television channels:

Channel	Analog FTA	Digital FTA	Description
3Sat	x	x	News, sports, and culture
9Live	x	x	Entertainment
ARTE	x	x	Cultural and arts
BR	x	x	Regional program of ARD, the public broadcaster
BR-Alpha	x	x	Cultural and educational programming
CNN	x	—	News and information
Das Erste (ARD)	x	x	General interest
Das Vierte	x	x	Entertainment
DSF	x	x	Sports
Eurosport	x	x	Sports
Home Shopping Europe	x	—	Teleshopping
Kabel 1	x	x	Entertainment
Kika	x	x	Family entertainment
MDR	x	x	Regional program of ARD
MTV	x	x	Music television
Nick	x	x	Family entertainment
n-tv	x	x	News and information
NDR	x	x	Regional program of ARD
N24	x	x	News and information
Phoenix	x	x	Documentary and political events
Pro Sieben	x	x	Entertainment
QVC Germany	x	—	Teleshopping
RTL	x	x	Entertainment
RTL 2	x	x	Entertainment
SAT 1	x	x	Entertainment
Super RTL	x	x	Family entertainment
Tele 5	x	x	Entertainment
Terra Nova	x	x	Documentary
Viva	x	x	Music television
Viva Plus	x	x	Music television
Vox	x	x	Entertainment
WDR	x	x	Regional program of ARD
ZDF	x	x	General interest

Our subscribers also have access to the programming of smaller regional and local broadcasters. Such regional and local programs are targeted at smaller audiences, consisting of only a few thousand viewers in some cases. Due to the high costs of the satellite transponders, certain regional and local content providers offer these programs only over our cable network and via terrestrial television.

Kabel Anschluss Rate Structure

Our direct subscribers can pay their subscription fees on a monthly basis or prepay on an annual basis in return for a 5% discount. We have implemented an administrative charge for non-direct debit subscribers to cover the higher administrative costs associated with processing these payments and to further encourage our subscribers to switch to our preferred direct debit mechanism. Until August 31, 2004 there were two types of direct subscribers, as those subscribers who entered into cable television contracts in 1991 or earlier were deemed to have subsidized a portion of the original cable television installation and therefore received a discount of approximately 15% on the monthly subscription fee. This discount was eliminated as of September 2004.

On April 1, 2006, we replaced the existing analogue cable access product offered to new private customers by a new offer marketed as “Digitaler Kabelanschluss”. The new product consists of a bundle including digital cable access, a set-top box, an appropriate smartcard for receiving both free- and pay-TV content, three months Kabel Digital HOME free of charge (based on a negative option) and pay-per-view access with a three movie credit (Select KINO). The “Digitaler Kabelanschluss”-product is marketed at a monthly price of €16.90 whereas the former analogue cable access only amounted to €14.13 per month.

Multi-dwelling subscribers generally consist of multiple subscribers in one building who generally share one bill for cable television services. Such subscribers would not receive discounts beyond those offered on the rate scheme above.

We also offer our services indirectly through large housing associations and Level 4 operators, such as Tele Columbus, ewt and PrimaCom, that resell the signal to their own subscribers. Generally, Level 4 operators or housing associations are charged on the basis of our rate card. Large Level 4 operators and housing associations have often negotiated for additional discount structures. Our recent contractual agreements with large Level 4 operators are designed for large Level 4 operators to maintain subscriber levels. Due to our rate card that includes declining fees based on the numbers of units connected within one house, Level 4 operators or housing associations generally pay lower fees per subscriber as compared to those charged to direct subscribers.

On September 30, 2005, we introduced a new tariff schedule for multi-unit dwellings with the aim of simplifying and replacing the previous tariff schedule. As of January 1, 2006, the new schedule applies to both our new and existing customers. The new simplified schedule changes the method and amount charged and is expected to reduce the number of non-paying viewers. For some customers, this tariff change resulted in a price increase of a maximum of approximately 15%. Since the new tariff schedule constitutes a change in the terms and conditions of our customer service contracts, those customers with previously existing contracts have the right to terminate (current analyses determined a churn rate of approximately 3%). We are subject to ex-post regulatory review for all pricing changes, which could result in our being compelled by the FNA to make changes to the tariff schedule. As of the date of this prospectus, we have not been informed of any regulatory review or legal suits relating to the new pricing schedule.

Kabel Digital

We offer both a FTA digital offering and a pay-TV digital offering.

FTA digital offering.   Subscribers of our Kabel Anschluss that purchase a set-top box and customers of our Digitaler Kabelanschluss have access to certain free digital television programs. As of today, our free digital television offer consists of 56 digital channels of both public and private broadcasters. The digital programs of the public broadcasters comprise ARD digital (including the regional broadcasters, such as WDR, NDR and BR) and ZDFvision. No smart card is required to receive these free digital public programs. In addition, we offer most of the popular private channels available in analog format in the digital format as well. These program streams have a basic encryption, which requires a smart card but no monthly subscription fees. In future, we will constantly optimize the digital channel line-up to enhance the quality and quantity of our FTA digital offering.

Pay-TV offering.   Our first digital pay-TV offering is marketed under the brand Kabel Digital INTERNATIONAL and carries nine different foreign language packages: Turkish (basic and premium), Russian, Polish, Spanish, Portuguese, Italian, Greek and English. In September 2004, we launched a digital pay-TV offering under the brand name Kabel Digital HOME that currently provides 33 basic pay-TV channels as well as 35 premium radio channels. Since then, we have added and will continue to add new channels to enhance the quality and quantity of the Kabel Digital HOME-package. The reception of these products requires a set-top box, a subscription and the appropriate smart card.

Our Kabel Digital HOME package offers the following digital channels:

Channel	Genre
13th Street	Movies & Series
AXN	Movies & Series
kabel eins classics	Movies & Series
Kinowelt	Movies & Series
SciFi	Movies & Series
Silverline	Movies & Series
National Geographic	Documentaries & Information
Planet	Documentaries & Information
Spiegel TV	Documentaries & Information
The History Channel	Documentaries & Information
Wetterfernsehen	Documentaries & Information
Playboy TV	Adult
Motors TV	Sports
Extreme Sports	Sports
NASN	Sports
ESPN Classic	Sports
Sailing Channel	Sports
BBC Prime	Entertainment
E! Entertainment	Entertainment
Fashion TV	Entertainment
Games TV	Entertainment
tv.gusto premium	Entertainment
Wein TV	Entertainment
SAT.1 Comedy	Entertainment & Series
Boomerang	Kids Programming
Playhouse Disney	Kids Programming
Toon Disney	Kids Programming
Toon Disney +1	Kids Programming
MTV hits	Music
MTV dance	Music
VH-1 Classic	Music
Gute Laune TV	Music
Trace.TV	Music

As of June 30, 2006, we had approximately 549 thousand RGUs of our digital pay television services.

In addition, Premiere, a German pay television operator, offers up to 30 pay television programs including soccer, i.e. the German soccer league (i.e. arena.tv) as well as the UEFA Champions League, and two HDTV channels over our cable network. The reception of these products requires a subscription and the appropriate smart card. Since we do not market Premiere directly, our customers must subscribe to Premiere separately. Premiere notifies us about new subscribers and activates the relevant account.

Carriage Fees

Analog carriage fees

We receive carriage fees from broadcasters for the delivery of analog television and audio signals via our network. We offer approximately 25 analog channels (of the 30 to 35 available channels) to national and international broadcasters to provide full coverage for all geographic regions in which we currently operate. The remaining analog channels are offered to regional and local broadcasters. Carriage fee contracts typically have one or two year terms with automatic renewal clauses for successive one-year terms. In general, carriage fees for analog channels are charged on a monthly basis, depending on the number of our subscribers. Commercial as well as public broadcasters pay carriage fees. We have agreed on a flat-fee arrangement with the public broadcasters, covering analog and digital programming. With effect from December 31, 2005 we cancelled the analog feed-in agreements that we had with the ProSiebenSat.1 group and the RTL group pursuant to which they paid us fees to distribute their analog programming on our network. We have recently reached agreement with the the ProSiebenSat.1 group and the RTL group for the simultaneous distribution of analog and digital signals. Analog carriage fees amounted to €66.2 million (6.6% of our revenues) for the fiscal year ended March 31, 2006.

Digital carriage fees and fees relating to our digital television platform

As part of our digital platform we own and operate a digital playout center that is capable of packaging, encrypting and distributing digital television programming via satellite to the headends of the cable television network. The digital playout center is capable of receiving content in analog or digital signals from program providers or broadcasters through terrestrial antenna, satellite receivers or fiber optic links. The received signals and related technical and encryption information are processed and fed into a multiplexer, which packs the signals into individual program packages. These packages form a data stream that is encrypted in a scrambling unit. The encrypted data is then up-linked to satellites, which transmit the signal to the master headends and local headends of the cable network. The signals are then assigned to channel positions, amplified and finally distributed from the master headend and local headends throughout the network. The digital playout center not only provides these services to our own digitally enabled network, but also to the networks of iesy (until December 31, 2007) and Kabel BW (until July 31, 2007).

We charge Premiere an annual carriage fee covering the services for our digital playout center and the carriage of the programs over the digital channels on our network and on the networks of ish, iesy, and Kabel BW. The revenues resulting from these carriage fees must be allocated among KDG, ish, iesy, and Kabel BW. The digital carriage fees for ARD and ZDF are charged by each of the Level 3 operators separately. Furthermore, we charge a growing number of broadcasters which are only carried on the digital platform (e.g., TRT Int.) for the digital transmission.

The largest third-party customer of the digital platform is Premiere. Premiere leases five digital channels from us to deliver its program packages over all Level 3 networks, for which Premiere pays carriage fees and fees for technical services. In addition to these carriage fees, and subject to a minimum number of subscribers that access Premiere programming over the Level 3 network, the Level 3 operators also participate in the subscriber revenues of Premiere.

In addition to Premiere, ARD and ZDF have leased three of our digital channels to distribute approximately 26 digital television program streams. We have reached agreements with the ProSiebenSat.1 group and the RTL group and are now distributing their programming in both analog and digital format. Subject to certain conditions, we distribute the digital signal in an encrypted format, which requires the customer to obtain a smart card from us. This allows us to identify indirect end-customers to which we otherwise have no direct contractual relationship.

Kabel BW receives its digital programs, including foreign language programs, from our subsidiary KDBS. We allocate costs based on fixed fees. All non-Premiere related services to Kabel BW are terminated at the latest by July 31, 2007, if not terminated by Kabel BW in the meantime in parts or in total. Ish and iesy have terminated corresponding arrangements as well. Pursuant to a settlement agreement, the services provided to ish have already been terminated, the remaining digital services we provide to iesy will expire at the end of 2007. We continue to provide digital playout services related to Premiere products to ish, iesy and Kabel BW under an agreement that expires in December 2007. Ish, iesy and Kabel BW are, however, entitled to terminate the digital platform services related to Premiere under certain circumstances.

Pursuant to an agreement with iesy, the parties have agreed to a continuation of the provision of certain services by KDBS to iesy until December 31, 2007. This agreement does not affect the distribution of Premiere over the networks of ish and iesy through KDBS.

The digital subscription fees, carriage fees, fees relating to our digital television platform (including shared revenues from Premiere) and other digital-related revenues for the year ended March 31, 2006, amounted to approximately €71.6 million (7.0% of our revenues).

Kabel Highspeed & Kabel Phone

We provide broadband Internet access for subscribers in certain regions of our network under the brand name of Kabel Highspeed. As of June 30, 2006, we served approximately 92 thousand Kabel Highspeed RGUs. Recently we launched a telephony product under the brand name Kabel Phone on a standalone basis  and in bundled packages with Kabel Highspeed. As of June 30, 2006, we had approximately 70 thousand Kabel Phone RGUs.

Kabel Highspeed currently promotes the following products:

Speed in Kbit/s
Upstream /
Product Name	Downstream	Volume Included
Flat Comfort	2,200 / 220	Unlimited
Flat Professional	6,200 / 420	Unlimited

The Kabel Highspeed products also come with e-mail and web services, and optional additional security features (included in the Flat Professional and Flat Premium products).

We believe that Germany is well positioned for continued broadband Internet growth based on key demographics, including computer and Internet penetration rates and average income, as well as the early success of the broadband Internet product across the country.

Kabel Phone was launched in April 2005 as an additional product in our Kabel Highspeed product portfolio. After initial pilot projects in Leipzig and Berlin, we plan to offer Kabel Phone in all areas where Kabel Highspeed is available. Kabel Phone promotes the product Basic 24 which includes the following features:

•       number portability;

•       free calls to other Kabel Phone customers;

•       2 lines and 2 phone numbers;

•       150 Kbit/s Internet access included; and

•       network based answering machine.

In addition to marketing our Kabel Highspeed and Kabel Phone products directly to our customers, we also market them in cooperation with Level 4 providers (such as Tele Columbus).

We currently offer four standard bundled packages for highspeed Internet and telephony services. The “Classic” package includes a telephony connection and Internet access with 512 Kbits/s download and 128 Kbits/s upload capacity for a fixed monthly fee of €19.90. The “Comfort” package includes a telephony connection and Internet access with 2200 Kbits/s download and 220 Kbit/s upload capacity for a fixed monthly fee of €29.90. The “Comfort+” package includes a telephony connection with unlimited calls to fix line telephone network in Germany and Internet access with 2200 Kbit/s download and 220 Kbit/s upload capacity for a fixed monthly fee of €39.90. Finally, the “Professional” package includes a telephony connection with unlimited calls to fix line telephone network in Germany and Internet access with 6200 Kbit/s download and 420 Kbit/s upload capacity for a fixed monthly fee of €49.90.

Portions of our Level 3 network, passing approximately 6.0 million homes, had been upgraded as of the end of June 2006 and based upon current upgrade projects, we expect that approximately 8.7 million homes will be passed by our upgraded Level 3 network by the end of March 2007. Our access to end-users who subscribe to a Level 4 network may be subject to the technological limitations of that particular Level 4 network and, because of potential contractual limitations on our ability to market directly to certain Level 4 network’s subscribers, to the cooperation of any such Level 4 operators. Going forward we will continue to upgrade the network on a select basis wherever the network density and level of direct customer relationships (no Level 4 in-between) warrant the investment.

TKS

Along with the core cable television and associated broadband businesses, we operate TKS. TKS operates a broadband telecommunications network that mainly serves U.S. military bases in Germany. It offers cable television subscriptions and Internet and telephony services. In addition, TKS operates approximately 29 small retail shops where its customers, almost all U.S. service personnel, pay for the telecommunication services received from TKS and purchase other telecommunication products. The sale of telecommunication products generates lower margins compared to our core service offering.

TKS also generates telephony bills for the customers of DTAG that request English language bills. Because TKS acquires the accounts receivable from the telephony provider, it assumes all credit risks associated with the accounts receivable. However, TKS is permitted to have non-paying telephony customers disconnected within a short period of non-payment. Due to its business model, TKS has above average exposure to bad debt expense (3.3% of TKS revenues for the twelve months ended March 31, 2006, with total accounts receivable of €8.9 million as of March 31, 2006).

Revenues from TKS’s subscription services for the year ended March 31, 2006 amounted to €9.3 million. TKS also generated a small amount of installation fees associated with these subscription services. TKS’s sale of other products and its English language billing service generated approximately €16.1 million.

The U.S. military bases are located on premises owned by the Federal Republic of Germany. TKS is permitted to build and maintain its networks on such premises pursuant to agreements with an agency representing the Federal Republic of Germany. In the event that any of the U.S. military bases are vacated, the Federal Republic of Germany may terminate the applicable agreement with TKS.

The U.S. military has announced that it is planning to restructure its operations in Germany, which could lead to a significant reduction in the number of American troops stationed in Germany. Any such reduction in U.S. military personnel or the closure of U.S. military bases in Germany would likely have an adverse effect on TKS’s results of operations.

Marketing and Sales

We have continued to restructure the marketing and sales organization to increase our efficiency and our focus on the acquisition of new customers and retention of existing customers. In May 2005, the marketing and sales activities were consolidated under the head of the newly created position of Chief Commercial Officer. Furthermore, in August 2005, we centralized the strategic and operative marketing functions for all of our products and services. This new structure allows us to support the campaign conception and marketing processes across different products, which is necessary to successfully market our triple play offering. In addition, we have put in place programs to further enhance our marketing and sales performance. For example, we introduced processes to improve data quality and the effectiveness of our direct marketing campaigns.

Sales uses a wide range of sales channels to market our products according to the needs of targeted customer groups. We target larger Level 4 operators and housing associations with a team of key account managers and smaller multi-unit dwellings and single customers with a team that manages direct mailing campaigns, call-centers, retail stores and external sales agents. We also market certain products through third parties.

We use approximately 600 external sales agents (as of November 30, 2005). These sales agents market and sell our Kabel Anschluss, Kabel Digital, Kabel Highspeed and Kabel Phone products to potential subscribers who are passed by our network. We pay these sales agents a commission based on the number of sales closed. These commissions, however, will be reduced in the event that new subscribers fail to pay for our services. As part of data cleansing efforts, we also pay a commission to sales agents for the identification and disconnection of non-paying subscribers. For the fiscal year ended March 31, 2006, sales commissions were approximately €24.7 million.

We expect an increase in our level of investment in marketing and sales to enhance company and product awareness with the aim of reducing churn, adding new subscribers and increasing customer loyalty. In addition, as we develop new digital television, highspeed Internet, telephony and other products, the need for marketing and advertising may increase further. For the fiscal year ended March 31, 2006, total advertising and marketing expenditures amounted to approximately €31.3 million.

Material Contracts

SLAs with DTAG

We have entered into various long-term Service Level Agreements (“SLAs”) with DTAG and certain of its affiliates that are significant to our business, in particular for the lease of cable duct space for approximately 13% of our cable network as well as the use of fiber optic transmission systems, and tower and facility space. In addition, we purchase the electrical power required for the operation of our network through DTAG under such agreements. The various services offered by DTAG are defined under so-called “Term Sheets” that are part of the SLAs. Generally, the term of the SLAs is unlimited, but the Term Sheets are subject to certain termination rights and, according to German law, lease agreements are subject to a termination right of either party after a term of 30 years. We renegotiated with DTAG in January 2003 to reduce our payments under the SLAs. Our total expenses under the

SLAs for the year ended March 31, 2006, amounted to €169.7 million. We believe our payments under the SLAs, coupled with other contracted services with DTAG affiliates, make us one of the larger customers of DTAG. The following chart provides an overview of the services covered by the SLAs:

Approximate
annual cost
(based on 2005
SLA Term Sheet	Service	Duration	figures)	Termination rights
1. Co-use of cable ducts

Usage of cable ducts within DTAG’s conduit system for existing broadband cable lines (13% of our co-axial cable is located in cable ducts leased from DTAG under this Term Sheet; the remainder is directly buried underground).

		Unlimited	€103.7 million; price fixed for 2004-2006, thereafter increases based on actual cost, but subject to a cap at the German consumer price index (“CPI”) rate until 2015.

We can terminate the Term Sheet upon 12 months’ notice to the end of a calendar year. We can also partially terminate the Term Sheet upon 15 months’ notice period to the end of a calendar month. DTAG cannot terminate the Term Sheet except for good cause (Wichtiger Grund). If DTAG ceases to use part of the conduit system it can terminate with a 12-month notice period. In such a case DTAG must offer us the conduits for sale; provided that such conduits are owned by DTAG. If conduits are replaced, DTAG must offer us space for our cable in the new conduits with the same conditions.

2. Offer of co-use of further cable ducts	Non-binding offer to lease additional cable duct capacities in existing or newly built systems at pre-determined prices. The offer is subject to individual agreements for specific cable ducts.	Term of offer unlimited but offer can be terminated by DTAG upon 12 months’ notice.	Maximum fee of €9.50 per meter; price fixed for 2004-2006, thereafter increases based on actual cost, but subject to a cap at the German CPI rate until 2015.

Both parties can terminate the individual agreements that are based on the non-binding offer upon 3 years notice to the end of a calendar year, but not for a period of 10 years. The Term Sheet itself can be terminated as described in the duration column.

3. Fiber optic transmission system	DTAG provides for the distribution of receiving certain analog and digital broadcasting signals via fiber optic transmission systems.	Unlimited	€4.1 million paid in 2005; price fixed for 2004-2006, thereafter increases based on actual cost, but subject to a cap at the German CPI rate until 2015.

We can terminate the Term Sheet upon 24 months’ notice to the end of each calendar year or upon four weeks’ notice if reliability of the system is below 99%. We can also terminate the Term Sheet with respect to individual locations. DTAG cannot terminate except for good cause. The systems can be shut down by DTAG only to a limited extent; for example, the analog systems can only be shut down at a rate of up to 3% of the systems per year and up to 15% over the first 15 years.

4. Rental spaces for network equipment	Lease of space of DTAG’s premises which are used for broadband equipment such as transmission equipment, satellite receivers, antennae, and microwave equipment.	Unlimited	€5.3 million; (if the landlord is a third-party, fees are those paid to that third-party plus a margin of 5%). plus €8.2 million for rental of antenna space.

We can terminate the Term Sheet upon 24 months’ notice to the end of a calendar year. We can also terminate the Term Sheet with respect to certain locations upon 24 months’ notice to the end of each calendar month. DTAG cannot terminate the Term Sheet except for good cause. DTAG can cease to operate the premises but only to a very limited extent and only upon a notice period of 24 months in most cases.

5. Electrical power supply	Purchase of electrical power from DTAG required for the operation of our network equipment.	Unlimited	€18.7 million; equal to price paid by DTAG plus a margin of 5%.

The termination of the rental of network equipment automatically terminates the corresponding power supply; any separate termination of indoor power supply is prohibited. For outdoor power supply, we can terminate upon six months notice to the end of a calendar month (also partially for individual locations upon six months notice period) and DTAG can terminate upon 12 months’ notice to the end of a calendar month.

As DTAG has decided to gradually terminate the operation of its so-called OPAL fiber optic transmission system between December 31, 2004 and December 31, 2007, we will have to find alternative transmission capabilities if we wish to serve the affected subscribers in the future. However, we have taken precautions in the SLAs for a proper transition to any such alternative systems. Until the end of 2007 DTAG must keep OPAL systems in operation if we indicate that we have been unable to find an alternative solution. We are currently negotiating with DTAG the continued operation of the OPAL fiber optic transmission system. As of December 31, 2005 we had approximately 130,000 subscribers in the OPAL areas.

In 2004 we entered into two agreements with DTAG:

•       Under the “BRN-AMTV” agreement it was agreed to replace 254 of our point-to-point radio systems on A-mode TV base (“AMTV-Richtfunk”) by 254 optic broadband connection lines of DTAG. As a result, we have been able to terminate the lease for several transmission systems under Term Sheet 3, as well as to reduce our obligations under Term Sheet 5 (energy) of the SLAs. The implementation of this contract allowed us to reduce our operating expenses by a total of €13 million per year.

•       Under the “BRN 2.2d” agreement it was agreed to transfer the lease of the existing 436 analog broadband connection lines under Term Sheet 3 of the SLAs to corresponding leases under the “BRN 2.2d” agreement, reducing the prices at the same time by 10%. Further, this agreement provides for an option to upgrade the current analog broadband connection lines to optic broadband connection lines (“optische BK VL”) with up to 862 MHz with feedback channel. In this context, an agreement regarding the use of the relevant spaces for interactive services (internet, voice and data services) under Term Sheet 4 of the SLAs was made.

Other supply agreements

Transponder capacity for our digital television platform

A key component of our digital television platform is the up-link and transponder capacity needed to transmit the digital signals from our playout facility in Frankfurt am Main / Rödelheim to our local headends and the headends of the other regional cable companies. We currently sublease these mainly from T-Systems, a subsidiary of DTAG, and, as of January 1, 2006, partly from SES ASTRA. Kabel BW covers part of these costs with fixed fees until September 30, 2006. Due to the fact that ish has separated from our digital television platform and shifted all of its activities to its own digital playout center, it no longer contributes to the cost of leasing up-link and transponder capacity. In addition, iesy’s cost share declined in the course of 2005 as a result of increased usage of the transponders by the Kabel Digital products that are offered within KDG’s and Kabel BW’s territories. We expect even higher costs for transponder capacity in 2006 due to the fact that from July 2006 onwards iesy will discontinue to use parts of the platform services and therewith discontinue to cover part of the platform costs. The contract with T-Systems for transponders terminates in 2013. We also lease three transponders from SES ASTRA, which have a minimum term of five years. As we develop additional digital products, additional transponder capacity may be required.

Conditional access system for digital television

Our free television offering (except for the public brodcasters’ channels), our pay television offering and the pay television offering of Premiere that is distributed over our network are only offered to the subscribers of these services based on a conditional access system. The conditional access system (consisting of certain headend functionalities in the digital playout system and a smart card for each subscriber’s set-top box which is delivered to the customer upon request for digital free television or subscription to digital pay television services) is necessary to encrypt (on the network side) and to decrypt (on the subscriber side) digital television content. This system allows operators to provide digital pay television services and the respective billing on an individual subscriber basis. Once we activate the subscriber’s smart card, the encrypted digital signal is decoded, decompressed and converted to an analog signal and can be viewed by the respective subscriber.

Cable set-top boxes

As part of our launch of our digital television services we entered into agreements with various producers of set-top boxes for the activation and presentation of Kabel Deutschland products as well as the use of the trademark “Kabel Digital.”

On February 1, 2005, we announced the implementation of a self-certification process for Kabel Digital set-top boxes. In order to be Kabel Digital ready (Kabel Digital geeignet), the producers have to certify that their boxes provide copyright protection (a requirement of the content providers), comply with parental control requirements required by law and are compatible with the specification of our encryption system. The inclusion of other functions, like an electronic program guide, interactive TV interfaces or other software features are at the discretion of the producers. The self-certification should simplify and shorten the introduction of new cable set-top boxes and help to avoid shortages.

Competition

The cable television, pay-TV, Internet services and telephony industries are highly competitive, and we face significant competition from established and new competitors in these areas. See “Risk Factors — Risks Relating to Our Business — We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.”

Satellite Operators

Our major competitors in the German television distribution market are the operators of satellite television distribution systems. Satellite operators provide television users in Germany with approximately 43 free analog television programs, approximately 191 digital free and pay television programs targeted at the German market and several hundred international television programs, depending on the site of the dish. In order to receive satellite television programs, customers must have an outdoor reception dish and a satellite set-top box, and for digital pay television, they must subscribe to the services of a digital pay television provider and buy a set-top box and smart card. Currently, approximately 39.9% of all television households in Germany receive satellite television. Recently, satellite has gained market share at the expense of other means of distribution, including cable.

In addition, satellite operators located outside of Germany may have a competitive advantage over our business due to a lack of review by the FNA of their pricing for carriage fees. The following chart shows a short comparison of the advantages and disadvantages of cable and satellite for viewers in Germany:

	Cable	Satellite
Advantages

•  Plug-and-play character for analog television

•  Customer support

•  Quality (reliability, signal quality)

•  No incremental costs for analog cable television for multiple connections in one household

•  Provision of local TV content

•  One consistent encryption system

•  Possibility of HSI/Phone Services

•  No satellite dish installments at the buildings

•  Broader channel offering, particularly as regards foreign language content

•  No on-going subscription costs, which could make satellite less expensive over time

•  Market coverage (especially in rural areas)

Disadvantages

•  On-going subscription costs

•  Narrower channel offering

•  Limited network in rural and geographically isolated areas

•  Network initially built as one-way and therefore Internet and telephony access only in regions with an upgraded network

•  Limited customer support

•  Generally, requirement for self installation

•  Zoning laws currently restrict the installation of satellite reception dishes in certain areas. In many cases, housing associations currently prohibit the use of satellite dishes

•  Variable quality of reception in built up areas

•  Incremental cost for additional television sets in one home (each television set requires a separate satellite set-top box)

•  Limited choice of local content

•  Inconsistent encryption systems required for different set-top boxes

In April 2006, satellite operator SES ASTRA announced, that from 2008 onwards it will broadcast content of the large private broadcasters, i.e. ProSiebenSat.1 group and RTL group, solely in encrypted form. In this case, SES ASTRA customers have to order an appropriate smartcard for receiving the private broadcasters’ channels at an estimated monthly fee amounting to €3.50. This announcement initiated intensive ongoing discussions of general principle about Germany’s FTA market in future.

Level 4 Operators

Level 4 operators deliver television and radio signals directly to homes in Germany. The most significant providers are Tele Columbus (with approximately 2.6 million subscribers as of June 30, 2006), ewt (with an estimated 1.65 million subscribers in June 2006) and PrimaCom Germany (with approximately 0.9 million subscribers as of June 30, 2006). These three operators account for 2.5 million of our subscribers (26%) as of June 30, 2006. Our contracts with Level 4 operators and housing associations are typically multi-year contracts, the majority of which currently have remaining terms of two to seven years (in the case of the largest Level 4 providers) and five to ten years (in the case of housing associations).

In December 2005, Unity Media acquired Tele Columbus. As of June 30, 2006, Tele Columbus represented 1.5 million of our customers (16% of our total customers). Tele Columbus’ business strategy in the past was to focus exclusively on Level 4 contracts, thereby partnering with a Level 3 provider. It remains unclear whether this strategy will continue under the new ownership.

It is part of our business strategy to increase our number of direct customers and housing associations which tend to be more profitable for us than our other subscribers. As we do so, we will come into more competition with the Level 4 operators, who are often the traditional providers of cable television services to such customers and frequently have existing contractual relationships with them. See “Industry — The German Television Market.” Level 4 operators typically enter into long-term contracts with housing associations, which limits our opportunities to win these new customers and may hinder our efforts to market our services effectively to housing associations. Level 4 operators also seek opportunities to overbuild the Level 3 network, especially in the event of price increases for access to the network. Competition from Level 4 operators could increase in the future as the industry undergoes ownership changes and potentially consolidates. In addition, Level 4 operators may have certain competitive advantages over our business, including a possible lack of regulation of their pricing.

Analog and Digital Terrestrial Television

Other television delivery media include analog terrestrial television and DTT. Analog terrestrial television market share has been in decline for a number of years largely because it offers a more limited number of channels compared with cable and satellite. The FNA is generally required to revoke all allocations of frequencies for analog television transmission by 2010.

DTT is being promoted by the German state media authorities as a means to provide a larger number of channels on terrestrial television. DTT can provide up to 24 digital programs, but varies on a regional basis. In order to receive DTT, a consumer must acquire an antenna and a set-top box, however there are no subscription fees. By comparison with cable, it also allows a television set to be more transportable around the home. Because the transmission footprint of DTT is smaller than for analog terrestrial broadcasting, more towers are required to cover the same geographic territory, which increases the cost of distribution. The first digital terrestrial television distribution system was piloted in Berlin in 2002. Since then it has been implemented in nearly all of KDG’s regions. As of December 2005, approximately 60% of the German population is capable of receiving DTT. In some areas (for example Leipzig and Halle which became DTT-capable in December 2005), the private broadcasters have to date decided not to distribute their signals via DTT, thereby limiting the content available. Furthermore, a recent decision by the European Commission found certain DTT subsidies given to the private broadcasters in Berlin to violate state aid rules. See “Industry — The German Television Market — Distribution platforms — Digital Terrestrial Television.”  Nevertheless, we anticipate that DTT will have an impact on cable’s market share.

Video and Television Distribution over the Internet

As a consequence of improvements in Internet access and data transmission technologies, in particular DSL technologies, the Internet is increasingly used as a platform for the distribution of television and VoD services to subscribers having Internet access via DSL and FTTH technology.

DTAG’s subsidiary, T-Online, started with an initial VoD offering and now several regional carriers offer VoDSL services in selected cities as well. Furthermore, DTAG invests over €3 billion to build a highspeed fiber optic network in the 50 largest cities in Germany. DTAG claims that the network will deliver speeds of up to 50 Mbit/s and plans to include IPTV services in the offer.

Consumer take-up of video and television distribution via the Internet throughout Germany is currently low, primarily due to four factors: (i) technical limitations, (ii) costs of end user equipment, (iii) low broadband Internet penetration levels and (iv) the price advantages of cable, satellite and DTT in video signals over DSL-offerings in the premium segment. Distribution of video services and the real-time streaming of television services require substantial investments in compression technology and the availability of suitable bandwidth levels. However, over time these services may develop into a viable competitive force in mass market television distribution. Providers of video over the Internet may in the future bundle these video products with those of other products. Mass market acceptance of video distribution over the Internet requires a high DSL penetration, which is currently low as a proportion of total television households but is expected to accelerate over the next couple of years.

Broadband Internet Access Market

Our broadband Internet access service business, offering Internet connection speeds of more than 128 Kbit/s, competes with companies that provide low-speed and low-cost Internet access services over traditional fixed telephone lines. We believe that a majority of the German broadband Internet service subscribers were using DSL Internet access services provided by DTAG (either directly or indirectly via resale), whereas approximately 2.5 million of the German broadband Internet service subscribers were subscribing to alternative DSL Internet access providers. Only 240 thousand Internet users were subscribing to broadband cable services.

In addition there are other broadband access technologies available on the German market, like two-way satellite systems, powerline connections and various wireless access technologies, including: WLAN or WiFi access, UMTS, GPRS and point-to-multipoint wireless access. At present no other access technology plays a significant role in the Internet access market.

In the future, additional access technologies will be launched that will further increase competition. For example, plans to launch wireless Internet access via the WiMax standard have been announced.

Fixed-Line Residential Telephony Market

The market for fixed-line residential telephony is extremely competitive. DTAG is the primary provider of fixed-line telecommunications in Germany. The operation of networks (including cable networks) for all telecommunications services other than public fixed-line voice telephony was opened to competition in Germany on August 1, 1996. The telecommunications sector in Germany was further liberalized on January 1, 1998. Since then, DTAG has faced intense competition and has been required to offer competitors access to its fixed-line network at regulated interconnection rates.

In addition to the call-by-call and dial-around services, the traditional fixed-line telephony business is under pressure from declining mobile phone charges and alternative access technologies like VoIP and Internet telephony.

Intellectual Property

The operators of telecommunications cable networks are required under the German Act on Copyright and Related Rights (“German Copyright Act” or Gesetz über Urheberrecht und verwandte Schutzrechte) to pay royalties for the re-transmission of radio and television programs that include literary, scientific or artistic work protected by copyright law. Claims for these royalties can be asserted exclusively by the German copyright collecting societies (Verwertungsgesellschaften) and not by the authors of such protected intellectual property themselves. As an exception, however, broadcasters have the choice to assert their rights individually or via a copyright collecting society.

GEMA, one of the German copyright collecting societies, has been mandated by most of the relevant German copyright collecting societies to collect these royalties from the telecommunications cable network operators. VG Media, however, was mandated by the large German private broadcasters to assert their royalty claims based on their cable re-transmission rights. The amount of the royalties due is not determined in the German Copyright Act.

On November 21, 1991, the predecessor of DTAG concluded two agreements with the German public broadcasters, the German private broadcasters, certain foreign broadcasters and GEMA (acting both on its own behalf and on behalf of the other relevant German copyright collecting societies). These agreements governed the collection by GEMA of royalties for literary, scientific or artistic works protected by copyright law that were included in radio and television programs re-transmitted through the telecommunications cable networks that are today operated by the regional cable companies. In 2000, a dispute over the amount of royalties to be paid to GEMA and to the German private broadcasters arose, and the existing agreements were terminated with effect from December 31, 2002. The parties involved entered into lengthy negotiations leading to the following settlements:

•       The regional cable companies, the German public broadcasters, a number of small German radio and television companies, certain foreign broadcasters and GEMA (acting both on its own behalf and on behalf of the other relevant German copyright collecting societies except for VG Media) agreed to reinstate both agreements that had previously been terminated with effect from January 1, 2003. The new agreements will remain in force until December 31, 2006.

•       The regional cable companies and VG Media entered into an agreement regarding the re-transmission of a number of the remaining German private radio and television channels (in particular all major German private television channels) through the telecommunications cable networks of the regional cable companies. This agreement came into force on January 1, 2003, and has been recently extended until December 31, 2006.

The settlements with GEMA and VG Media require the regional cable companies to pay copyright fees amounting to approximately €66 million on a yearly basis starting in 2003. Our share of these payments is approximately 52%. Furthermore, the regional cable companies agreed to pay to GEMA a lump-sum total of €4.08 million plus value-added tax in order to settle all existing or potential claims of GEMA for royalties in respect of the period prior to January 1, 2003. The regional cable companies also agreed that all existing or potential claims of VG Media for royalties in respect of the period prior to January 1, 2003, are deemed settled.

ARGE Kabel, an association of three German copyright collecting societies, did not accept the settlements. On December 16, 2003, we received notice from ARGE Kabel, which claimed that we owe certain copyright fees related to authors and artists represented by ARGE Kabel. ARGE Kabel subsequently filed a claim with the competent arbitration board, a prerequisite to filing a lawsuit. ARGE Kabel claims that it is entitled to royalty payments from us in the amount of approximately €4.4 million per year starting from 2003, but we believe we do not owe these fees. In the meantime, the arbitration board has declared ARGE Kabel’s action for arbitration inadmissible. We expect that ARGE Kabel will now try to pursue their claims before courts.

In May 2006, VG Media filed an application for arbitration before the Arbitration Tribunal of the Deutsches Patent- und Markenamt (German Patent Office). See “— Legal Proceedings.”

The German legislator is currently considering a reform of the German Copyright Act that is scheduled to be implemented in the fourth quarter of 2006. The bill, which originates from the Ministry of Justice, does not provide for any major changes as regards the regime governing cable retransmission. According to the wording of the bill, the German Copyright Act shall be amended by adding that the cable network operators and the broadcasting companies are entitled to include the collecting societies in their negotiations in order to provide for more transparency. The major issues raised by the cable network operators have been denied by the Ministry since it has been convinced by the copyright holders and collecting societies that the current system has proved to be a workable solution.

Legal Proceedings

We are involved in a number of legal proceedings that have arisen in the ordinary course of our business. We do not expect the legal proceedings in which we are involved or with which we have been threatened to have a material adverse effect on our business or consolidated financial position. The outcome of legal proceedings, however, can be extremely difficult to predict with certainty, and we can offer no assurances in this regard.

In May 2006, VG Media filed an application for arbitration before the Arbitration Tribunal of the Deutsches Patent- und Markenamt (German Patent Office). VG Media is asking the Arbitration Tribunal to declare that copyright tariffs published by VG Media are valid and that level 3 cable operators must pay copyright payments to VG Media according to these tariffs. If VG Media’s claims are valid, we would have to pay, effective from the beginning of 2006, copyright fees at a level roughly four times higher than until now. We will defend ourselves against these claims which we consider to be without merit.

DTAG has filed a suit against KDG, KDVS and certain of our subsidiaries for an aggregate amount of approximately €1.1 million. DTAG claims that certain payments in relation to pension obligations and pension reserves have not been made by the defendents.

In July 2006, KDVS’s subsidiary Kabelfernsehen München Servicenter GmbH & Co. KG (“KMS”), a 30.22% equity investee of KDVS, filed a lawsuit against KDVS claiming the declaration that the framework agreement concluded by KDVS and KMS has not been terminated by notice of KDVS, and claiming alternatively that the fees for the use of broadcasting signals to be paid are defined by judgement of the court. The value of the claim has preliminarily been established at approximately €10.2 million, based as the total amount of the contract. Under this claim, KMS has alleged that the currency rates charged by KDVS are excessive and that rates established previously should apply. With this claim, KMS intends to defend itself against the notice of termination of the framework agreement received from KDVS and against the payment of the fees for the use of broadcasting signals according to the valid terms and conditions and price lists.

We have filed a lawsuit against the state media authority of Berlin and Brandenburg (Medienanstalt Berlin-Brandenburg, MABB) in order to obtain a certain flexibility in the allocation of analog capacity in a cable operator’s network. The Administrative Court of Berlin (Verwaltungsgericht Berlin) dismissed the principal claims of the case on November 17, 2005. We appealed the judgment on December 16, 2005, as we are of the opinion that the must-carry obligations imposed by MABB violate both European law and German constitutional law. As this lawsuit only refers to our non-upgrades networks we filed another lawsuit on April 6, 2006 against MABB in order to obtain more flexibility in the allocation of analog capacity also in our upgrades networks in Berlin.

On October 19, 2005, we filed a similar law suit in connection with the recent administrative act of the state media authority of lower Saxony (Niedersächsische Landesmedienanstalt, NLM), seeking to restrain the NLM from providing programs distributed via DTT with must-carry-status for cable distribution.

Furthermore, we have filed a lawsuit against the Bavarian state media authority (Bayerische Landesanstalt für neue Medien, BLM) in order to cancel the obligation of cable network operators to provide the capacity of one analog channel for the distribution of local or regional television programs free of charge. The Administrative Court of Ansbach (Verwaltungsgericht Ansbach) dismissed the case on February 17, 2005. We lodged our appeal against the judgment in July 2005 as we still believe that the relevant provision in the Bavarian media law violates European law and German constitutional law. We have recently filed a similar law suit against the Bavarian state media authority concerning an obligation to distribute local or regional radio programs free of charge. This second matter has been deferred until a decision is reached in the first matter. On February 23, 2006, the Bavarian Supreme Administrative Court (Bayerischer Verwaltungsgerichtshof) allowed our appeal against the dismissal of the Administrative Court Ansbach and judged that the obligation to gratuitously provide a channel for the distribution of local television programs free of charge violates German constitutional law, as far as the specific local program hosts other commercial television programs, which usually are distributed for remuneration.

Properties

The following table sets forth certain information with respect to the facilities we operate as of June 30, 2006, and which we believe are of significant importance to our operations:

Location	Approximate Area (square meters)	Type of Interest	Use of Facility
Unterföhring (Munich), Betastr. 6-8	15,330	Lease	Headquarters
Unterföhring (Munich), Betastr. 10a	1,420	Lease	Headquarters
Munich	2,072	Lease	Office, IT
Frankfurt am Main / Rödelheim	2,300	Lease	Playout Center
Berlin	11,000	Lease	Office
Hamburg	4,735	Lease	Office
Hanover	4,200	Lease	Office
Leipzig	4,250	Lease	Office
Nuremberg	5,000	Lease	Office
Bonn	2,008	Lease	Office
Erfurt	4,300	Lease	Office
Neustadt	1,800	Lease	Office
Kabelsketal	4,300	Lease	Office
Bremen	960	Lease	Office
Leer	1,120	Lease	Office
Mainz	1,567	Lease	Office
Trier	1,269	Lease	Office
Regensburg	422	Lease	Office

We believe that our facilities meet our present needs and that our properties are generally well maintained and suitable for their intended use. We believe that we generally have sufficient capacity to satisfy the demand for our products in the foreseeable future, and there are no environmental issues materially constraining the utilization of our facilities.

Employees

The following table sets forth the number of employees we employed as of March 31, 2003, 2004, 2005 and 2006:

	As of March 31,
	2003	2004	2005	2006
Sales and Marketing	476	467	602	659
Network and Infrastructure	1,264	1,258	1,160	1,194
Overhead	298	291	274	282
Call Center	241	322	363	433
TKS	138	129	141	149
Total Employees	2,417	2,467	2,540	2,717

As of March 31, 2006, approximately 30% of our workforce were civil servants and still had the right to cease working for us and return to work for DTAG or its affiliates. An additional approximately 34% of our workforce had the right to return to DTAG or its affiliates until the end of 2008. However, this right can be exercised only under certain circumstances such as corporate restructurings, reorganizations or insolvency.

Approximately 41% of our employees are members of a labor union. Historically, we have enjoyed good labor relationships and we are committed to maintaining these relationships. We take a constructive approach to union relationships, and have been able to secure the cooperation of the unions and our workforce with regard to significant changes and the process of continuous improvements. We have negotiated various collective bargaining agreements directly with the labor union. These collective bargaining agreements cover the general labor conditions of our employees (other than executives), such as working hours, holidays, termination, provisions and general payment schemes for wages. In November 2004, we entered into a new 30-month collective bargaining agreement with the labor union representing our unionized employees. As a result, wages for non-sales employees increased by 2.5% retroactively from July 30, 2004 and increased by another 2.5% in January 2006. Based on our collective bargaining agreements, we have also set up a pension scheme that is financed by us and which can be supplemented by contributions from employees.

Organizational Structure

The following is a list of KDG’s significant subsidiaries and its direct and indirect ownership interest in each subsidiary as of June 30, 2006:

	Registered office	% Ownership
Kabel Deutschland Verwaltungs GmbH	Unterföhring	100.00
Kabel Deutschland Vertrieb und Service GmbH & Co. KG	Unterföhring	100.00
Kabel Deutschland Breitband Services GmbH	Unterföhring	100.00
TKS Telepost Kabel-Service Kaiserslautern Beteiligungs-GmbH	Kaiserslautern	100.00
TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG	Kaiserslautern	100.00
KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Braunschweig	24.00
KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Wolfsburg	24.00
Kabelfernsehen München Servicenter Gesellschaft mit beschränkter Haftung — Beteiligungsgesellschaft	Munich	24.00
Kabelfernsehen München Servicenter GmbH & Co. KG	Munich	30.22
Kabel-Service Berlin GmbH	Berlin	24.00
RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH	Hanover	43.80
RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG	Hanover	52.63

REGULATION

Introduction

German law draws a distinction between telecommunications and media laws. Telecommunications law applies to the establishment and operation of technical infrastructures for communication. Media laws apply to the content of such communication.

Telecommunications Regulation

Telecommunications services and the operation of telecommunications networks are subject to the regulatory regime of the Telecommunications Act (Telekommunikationsgesetz) of June 22, 2004 (the “Telecommunications Act”) and certain ordinances under the Telecommunications Act. These ordinances contain further provisions in respect of, and in addition to, certain sections of the Telecommunications Act. The Telecommunications Act implements the European Regulatory Framework for Electronic Communications Networks and Services (the “Framework”) that consists of, amongst other things, the Framework Directive (2002/21/EC), the Authorization Directive (2002/20/EC), the Access Directive (2002/19/EC), the Universal Service Directive (2002/22/EC), and the Directive on Privacy and Electronic Communications (2002/58/EC).

The Telecommunications Act contains provisions regarding, among other things, (i) the establishment and powers of a regulatory body; (ii) notification requirements; (iii) the granting of rights of way; (iv) the allocation of frequencies; (v) access obligations; (vi) the regulation of fees for the provision of telecommunications services; and (vii) abusive behavior. In principle, regulation of access and fees applies to providers which have significant market power in the respective market. However, under certain preconditions, the FNA may impose certain obligations on operators with control over end-user access even if those operators do not have significant market power.

Important aspects concerning the regulation of access and fees for broadcasting and cable television markets are determined by a market definition and market analysis procedure which is conducted by the FNA. The outcome of this market analysis must be in line with the Framework Directive (2002/21/EC) and further directives of the Framework. In particular, national regulators must take into account the European Commission Recommendation (2003/311/EC) of May 8, 2003 (the “Recommendation”) on relevant product and service markets within the electronic communications sector. The Recommendation presumes for the broadcasting sector only broadcasting transmission services to deliver broadcast content to end-users on the wholesale level (market number 18 of the Recommendation) as relevant market or markets. In Germany, (i) the TV signal feed-in market and (ii) the market for TV signal delivery to other operators are associated to this market pursuant to a draft consolidation market analysis notified by the FNA in July 2006 to the Commission. Although the FNA is in principle entitled to define further markets for regulation even though they are not listed in the Recommendation, it has not done so in its recent draft consolidation document.

The European Commission is scheduled to review all Directives of the Framework during the course of 2006. In particular, the European Commission will review whether the market definitions contained in the Recommendation should be withdrawn or modified and whether additional markets should be added. The European Commission is expected to adopt changes to the Recommendation towards the end of 2006. Unlike changes to the Directives, which must be agreed and then implemented by the member states of the European Union, changes to the Recommendation will have immediate effect in Germany pursuant to the Telecommunications Act, which requires the FNA to take the utmost account of the Recommendation’s market definitions in performing any market analysis. However, the outcome of the European Commission’s review remains unclear.

The market analysis procedure for those markets mentioned in the European Commission’s Recommendation is currently pending with the FNA and the final outcome of this procedure is not expected before end of 2006. However, the FNA may apply specific regulation of access and fees only if we are considered by the FNA to have significant market power in the relevant market or if we control the end-user’s access in the relevant market. Pursuant to a draft consolidation market analysis notified by the FNA in July 2006 to the Commission, we, together with Kabel BW and Unity Media, are deemed to have SMP (i) in the respective TV signal feed-in market and (ii) the respective market for TV signal delivery for clusters up to 500 households to other operators. It is unclear if the European Commission in its review of the FNA notification will make any objections regarding the FNA’s market analysis.

In addition, the Act on Radio Equipment and Telecommunications Terminal Equipment (Gesetz über Funkanlagen und Telekommunikationsendeinrichtungen) of January 31, 2001, as amended, and the Act on Electromagnetic Compatibility of Equipment (Gesetz über elektromagnetische Verträglichkeit von Geräten) of September 18, 1998, as amended, contain provisions applicable to the operation of telecommunications networks and equipment. In particular, telecommunications equipment must satisfy health and safety requirements and conform to certain technical standards.

DTAG has recently announced its intention to build a highspeed fiber optic network in the 50 largest cities in Germany. The FNA has recently announced that this network generally falls within its regulatory competence, in particular with respect to the wholesale broadband Internet access market, so long as the products and services provided via this network are merely a substitute to existing products and services. If the products and services provided via this network are deemed not to be mere substitutes for previously existing products and services, then DTAG may operate this network without any regulation, for at least some initial period. In addition, pursuant to a draft bill amending the Telecommunications Act currently pending in the German parliament new markets shall in the future, as a rule, be exempted from regulation if there is no long-term harm for competition to be expected. The term of this exemption period is to be determined by the FNA upon its discretion.

The Regulatory Body

The FNA is responsible for the regulation of the German telecommunications market. It has various powers in respect of the enforcement of telecommunications laws and ordinances. All decisions of the FNA may be challenged before the competent courts.

Notification Requirements

The operation of telecommunications networks and the provision of telecommunications services do not require any licenses from any regulatory body. However, commercial operators of public telecommunications networks and commercial providers of telecommunications services for the general public have to notify the FNA of the commencement, any modification and the termination of their business activities.

Granting of Rights of Way

Operators of public telecommunications networks that wish to use public streets, squares, bridges and public waters for the laying and operating of telecommunications lines have to apply to the FNA for the granting of respective rights of way. In particular, the FNA has to determine whether the applicant has demonstrated sufficient professional expertise, reliability and financial capability to operate telecommunications lines.

On October 26, 2004, we were granted by the FNA all necessary rights of way throughout the territory in which we operate telecommunications networks.

Allocation of Frequencies

In principle, a frequency allocation by the FNA is required for the use of frequencies. However, under the Frequency Range Allocation Plan Ordinance (Frequenzbereichszuweisungsplanverordnung), frequencies in cable networks within the frequency range of 9 kHz to 3 GHz may be used without allocation by the FNA provided that (i) the frequencies are not used in frequency ranges within which security relevant radio services are operated and (ii) electromagnetic interferences do not exceed a specified threshold. In cases of these preconditions not being satisfied the FNA is authorized to issue specifications for the use of the relevant frequencies. We have not yet measured the electromagnetic interference caused by the operation of our telecommunications cable networks, and such interference may exceed in certain areas the threshold specified in the Frequency Range Allocation Plan Ordinance. Therefore, the operation of our telecommunications cable networks may in future either in general or in certain areas become subject to such specifications. Furthermore, we could be required to apply for individual frequency allocations for its telecommunications cable networks. The Frequency Range Allocation Plan Ordinance is currently under review in order to amend it in accordance with the results of the Regional Radio Conference 2006 (RRC-06) and to provide for further compliance with the international frequency rules as applicable.

Access Obligations

The FNA may impose on operators of public telecommunications networks with significant market power the obligation to grant other undertakings access for providing telecommunications services to their telecommunications networks. In particular, the FNA may impose the obligation to grant access for certain telecommunications services on an unbundled basis. For this purpose, the operator must offer access to its network in a manner that allows the other undertaking not to purchase any services that it does not require. Under certain preconditions, the FNA may also impose access obligations on operators of telecommunications networks if those operators do not have significant market power but control end-user access.

Among other things, the FNA is authorized to impose on operators of public telecommunications networks either having significant market power or controlling the end-user access the obligation (i) to grant access to certain network components and certain facilities as designated by the FNA, and (ii) to offer the re-sale of their telecommunications services on a wholesale basis. The FNA has at least some discretion to determine whether access must be granted or resale must be offered. However, any such obligation imposed by the FNA must be reasonable in light of the circumstances of each individual case and in line with the directives and recommendations of the European Regulatory Framework.

Regardless of whether or not an operator of public telecommunications networks has significant market power, it is obliged to offer any other operator upon its request the interconnection of both parties’ telecommunications networks provided the interconnection is technically feasible. We are subject to such obligation to offer another operator upon its request the interconnection of networks in respect of those parts of our telecommunications networks that have bi-directional transmission capability and are used for public telecommunications services.

If the FNA were to impose the obligation on an operator to grant access to its telecommunications networks or to offer the re-sale of its telecommunications services on a wholesale basis, and if any third-party requested an offer from such operator for access to its telecommunications networks or for re-sale of its telecommunications services and failed to come to an agreement in this respect with such operator, the FNA would, upon application, be entitled to order the access or re-sale and provide for the terms and conditions (including fees) of such access or re-sale. Moreover, if an operator possesses significant market power, the FNA, upon application, has the authority to order the interconnection of such operator’s and any third-party’s public telecommunications networks and to provide for the terms and conditions (including fees) of such interconnection.

To date the FNA has not imposed any obligations on us to grant third parties access to our telecommunications networks or to offer third parties the re-sale of its telecommunications services on a wholesale basis. This will depend, inter alia, on the results of the final definition and analysis of the relevant markets and adopted regulatory remedies by the FNA. In the definition of the relevant markets, the FNA currently does not differentiate between the markets for the cable transmission of analog and digital radio and television programs.

Before the revised Telecommunications Act of June 22, 2004 came into force, we were considered by the FNA, under the former Telecommunications Act of 1996, to have a dominant position in the regional (network based) markets of (i) the feeding-in of radio and television programs into telecommunications cable networks and (ii) the distribution of radio and television programs via telecommunications cable networks to subscribers. In July 2006, the FNA has notified a draft consolidation market definition and market analysis for market number 18 of the Recommendation, according to which we, Kabel BW and Unity Media are in each case deemed to have SMP (i) in the respective market for analog and digital TV signal feed-in and (ii) the respective market for analog and digital TV signal delivery for clusters up to 500 households to other operators. It is unclear if the European Commission will raise any concerns to the FNA analysis. Thereafter, the FNA has to decide which obligations are to be imposed on us and our affiliates. At present, we are unable to predict to what extent the FNA will impose obligations in the future on us.

Regulation of Fees for Telecommunications Services

Under the Telecommunications Act, an operator of a telecommunications network which has significant market power must not abuse its position in the market when it charges fees. In particular, it is deemed abusive if any such operator charges fees that (i) only prevail in the market due to the significant market power of the operator, (ii) unjustifiably place its competitors at a significant competitive disadvantage, or (iii) are discriminatory. Amongst other things, an unjustified competitive disadvantage for the competitors of the operator is presumed by law if the fees such operator charges its customers do not cover the costs of the relevant service.

Furthermore, under the Telecommunications Act the fees for telecommunications services provided by an operator with significant market power or provided by an operator controlling the end-user access may be subject to regulation by the FNA. According to the FNA’s draft consolidation market analysis notified in July 2006, we are deemed to have SMP in our regional markets of (i) feeding-in analog and digital radio and television programs via telecommunications cable networks and (ii) delivery of analog and digital signals for clusters up to 500 households to other operators. With regard to the feed-in fees paid by the broadcasters (carriage fees) and the fees paid for the TV signal delivery to other operators, regulatory measures by the FNA will apply as we are deemed to have SMP in these markets. As a consequence, the respective fees might be subject to regulatory review after they have been implemented (ex-post review or an ex-ante review).

During an ex-post review, the FNA examines the fees charged as to whether they are abusive. If any such fees are found to infringe the requirements of the Telecommunications Act, the FNA must declare such fees void and it may either direct the affected operator to adjust its fees or provide for fees that are not abusive. Even though the market analysis procedures under the current Telecommunications Act have not been finalized and the FNA has not yet imposed any obligations on us, the carriage fees and the subscription fees charged by us currently are subject to an ex-post review by the FNA pursuant to the transition provisions in the Telecommunications Act as we were considered to have SMP in these markets under the Telecommunications Act of 1996. To date the FNA has not objected to the current carriage fees and the subscription fees charged by us.

In the case of an ex ante review, the operator is required to apply to the FNA for fees approval before the fees can be introduced in the market. The FNA examines the fees as to whether they exceed the costs of efficient service provision. To date the FNA has not required us to submit any fee proposals and/or cost statements to it for an ex-ante review.

Abusive Behavior

In addition to prohibiting the charging of abusive fees, the Telecommunications Act provides for a general prohibition of abusive behavior in the telecommunications markets by operators of telecommunications networks which possess significant market power. In particular, such abuse includes discriminatory and restrictive practices.

The FNA may prohibit abusive behavior and declare particular agreements to be void. The FNA may also confiscate profits generated from abusive behavior if certain conditions are met. Moreover, the FNA has the authority to impose an administrative fine on any company that fails to comply with its rulings as regards abusive behavior.

To date, the FNA has not objected to our business practices on the basis that they constituted abusive behavior.

Fixed-Line Telephony and Internet Access Regulation

With respect to the commercial provision of (narrowband) telephony services to end-customers based on a self-operated fixed-line telecommunications network, the aforementioned provisions of the Telecommunications Act as regards notification, granting of rights of way, allocation of frequencies, access obligations, regulation of fees and abusive behavior also apply. See “— Telecommunications Regulation.” In particular, if the Company is deemed either to have significant market power in the relevant market or to control end-user access, the FNA may impose access obligations on us, order the interconnection of other operators or regulate the fees charged to end-customers.

Regulation of Call Termination Fees

As regards market no. 9 (Call termination on individual public telephone networks of alternative network operators provided at a fixed location) of the Recommendation is currently not deemed to have significant market power. But since the FNA has already deemed ish and Kabel BW to have significant market power with respect to call termination in their telephone networks in future we could be treated accordingly. However, it remains unclear when the FNA will review its applicable market definition.

Interconnection

Alternative telephony service providers generally enter into an interconnection agreement with DTAG in order to allow their fixed-line telephony customers to call subscribers of other fixed and mobile telecommunications networks and to be called by third parties. The fees DTAG charges for its interconnection services are subject to an ex-ante review by the FNA. In addition, the FNA has ordered DTAG to publish a reference interconnection offer. We have not entered into an interconnection agreement with DTAG but instead entered into an interconnection agreement with MR.NET, an alternative telephony service provider, in order to ensure full access for our telephony service subscribers to the PSTN.

Customer Protection

Pursuant to the Telecommunications Act and the Telecommunications Customer Protection Ordinance (Telekommunikations-Kundenschutzverordnung, TKV) of December 11, 1997, we are

obligated to comply with various provisions for the special protection of end-users (customers) as regards, among other things, (i) the formation of agreements, (ii) the subject matter and the termination of contracts and certain rights and obligations of the contracting parties and of third parties engaged in telecommunications traffic, (iii) quality of service, (iv) details of delivery periods, (v) the operator’s liability vis-á-vis the end-customers, (vi) the way in which reference is made to standard terms and conditions and fees, (vii) requirements deriving from the Universal Service Directive, (viii) entries in directories and directory enquiry service databases, (ix) the blocking of the subscriber’s line, (x) itemized bills, (xi) out-of-court dispute resolution procedures for customers and (xii) declaration from property owners. The federal Government (Bundesregierung) currently reviews the provisions of the Telecommunications Customer Protection Ordinance and has already published a draft bill amending the Telecommunications Act and implementing all relevant customer protection provisions. It is expected that the legislation proceedings will end in 2007. However, the outcome and potential implications of the current legislation proceedings are not entirely clear.

Number Portability

Each public telephone network operator is obliged to enable its customers to retain their telephone number, in the case of geographic numbers, at a specific location, and to allow for number portability.

Numbering Issues

The FNA is the competent authority for the numbering administration. It is responsible for structuring and configuring the national number space in Germany. The FNA also allocates (technical) numbers to telecommunications network operators, telecommunications service providers and end-users. When we are allocated numbers (for example, local numbers for end-customers or a technical number in order to implement number portability) we are obliged to comply with certain conditions (for example, with regard to the transfer of numbers) as set out in the respective number allocation rules issued by the FNA. Furthermore, we have to observe certain statutory provisions with regard to premium-rate numbers if we decide to provide such services. Currently we offer: access for our subscribers to premium-rate numbers but we do not offer premium-rate service numbers. The FNA is authorized to impose fines of up to €500 thousand in order to enforce its regulations on numbering.

Privacy of Telecommunications, Data Protection and Public Safety

Each provider of telecommunications services is obliged to maintain telecommunications privacy. This means that the content and detailed circumstances of telecommunications, in particular the fact of whether or not a person is or was engaged in a telecommunications activity, shall not be disclosed to third parties.

In addition, each operator of telecommunications services is obliged to protect the personal data of telecommunications subscribers and users in connection with the collection and use of such data. The relevant sections of the Telecommunications Act provide for the collection and use of personal data.

Furthermore, any person offering publicly available telephone services is obliged to provide all users with free access to emergency services by using the European-wide emergency call number “112” and any additional national emergency call numbers.

Each service provider is obliged to make appropriate technical arrangements or take other measures in order to protect the privacy of telecommunications and personal data and telecommunications and data processing systems against (i) unauthorized access, (ii) any faults which would result in considerable harm to telecommunications networks and (iii) external attacks and the effects of natural disasters. In addition, it is obliged to nominate a security commissioner

(Sicherheitsbeauftragten) and to draw up a security concept (Sicherheitskonzept) setting out (i) which telecommunications systems are to be used and which publicly available telecommunications services are provided, (ii) any potential hazards, and (iii) which technical arrangements or other safeguards have been made or put in place or are planned.

Interception and Information Requests from Law Enforcement Authorities

Each operator of a telecommunications system on which publicly available telecommunications services are provided has to provide, at its own expense, technical facilities for telecommunications interception by law enforcement authorities. The administrative and procedural details of the telecommunications interception are specified in the revised Telecommunications Interception Ordinance (Telekommunikations-Überwachungsverordnung), whereas the technical details (for example, relating to transmission protocols) are specified in the “Technical Guideline: requirements for the implementing of statutory telecommunications monitoring operations” (Technische Richtlinie zur Beschreibung der Anforderungen an die Umsetzung gesetzlicher Maßnahmen zur Überwachung der Telekommunikation),. The FNA regularly updates the technical guideline in order to reflect developments in technology, such as the use of e-mail and VoIP, for example. Each operator of a telecommunications network or provider of telecommunications services may in future be obliged to collect and store certain data with regard to the telecommunications traffic across its network in order to comply with statutory provisions related to law enforcement, pursuant to the EU data retention directive and its implementation in national law.

Telecommunications Contribution Charges

Telecommunications network operators and telecommunications service providers must pay a contribution charge to offset costs incurred by the activities of the FNA. However, the FNA has not yet published its ordinance setting out the criteria determining the amount of the contribution charges. It is likely that either market share or relevant revenue will be a significant factor in calculating the amount of the contribution charges. It is also likely that the contribution charge will have retroactive effect from June 26, 2004 when the current Telecommunications Act entered into force.

Internet Access

With respect to the commercial provision of Internet access services to end customers based on a self-operated fixed-line telecommunications network, the provisions of the Telecommunications Act apply as well. The regulations under the Telecommunications Act do generally not differentiate between content (voice telephony or Internet data) transmitted via the telecommunications network, while certain obligations for public telephony services remain in place.

In its analysis of Market 12 of the recommendation (wholesale bitstream access) the FNA has included bitstream access to cable networks in its relevant market definition. However no cable operator in Germany is deemed to have SMP in this nationally defined market. Only incumbent operator DTAG is deemed to have SMP and will be forced to offer wholesale bitstream access to other operators both for IP and ATM based bitstreams. However it cannot be ruled out in future that we must, under certain circumstances, offer bitstream access to our cable network as well.

With regard to the provision of high speed Internet access via our network certain statutory provisions apply. See “— Provision of Telemedia.” Internet access providers are generally not obliged to monitor the content transmitted via their telecommunications infrastructure if their role is strictly limited to the technical transport of the signals. Otherwise, certain monitoring obligations pursuant to the Act on the Use of Tele Services (Gesetz über die Nutzung von Telediensten) or the State Treaty on Media Services (Staatsvertrag über Mediendienste) may apply.

Media Regulation

Regulation of the media is subject to the legislative authority of each of the German states (Länder). However, all 16 states have harmonized certain of their media laws in the State Broadcasting Treaty (Rundfunkstaatsvertrag) and the State Treaty on Media Services (Staatsvertrag über Mediendienste). The State Broadcasting Treaty establishes the framework of the German broadcasting system. In particular, it provides for a regime designed to ensure that a diversity of opinions is secured in the mix of public and private radio and television channels and their respective programming. The State Broadcasting Treaty, together with the media laws of each of the states, regulates (i) the establishment and powers of regulatory bodies, (ii) the licensing of private broadcasters, (iii) notification requirements in connection with the transmission of radio and television programs, and (iv) the allocation and use of transmission capacities and digital platforms.

The State Broadcasting Treaty has recently been amended and further amendments are under discussion. However, the outcome of these discussions is yet unclear. In addition, the Directive 89/552/EEC on television without frontiers, which forms the basis of certain of the provisions in the State Broadcasting Treaty, needs to be observed. The European Commission has recently published a proposal for an amendment of the Directive 89/552/EEC. The proposal seeks to reduce the regulatory burden on Europe’s providers of TV and TV-like services, and to provide them with more flexibility for financing audiovisual content by new kinds of advertising. It is very likely that the new directive will be extended to all “audiovisual media services”. Audiovisual media services means broadcasting as well as on-demand services. According to the Commission´s proposal there should be a minimum set of rules for on-demand services, the so called “non-linear services”. “Linear services” will be regulated on a comparable level to the current regulation for broadcasting services. However, the outcome and the implications of this proposal are yet unclear.

The establishment, the functions and the obligations of the public broadcasters are regulated separately.

The Regulatory Bodies

Each German state has established its own independent regulatory body, the state media authority (Landesmedienanstalt), for the regulation of the private broadcasting sector, except for the states of Berlin and Brandenburg which have established a joint regulatory body.

The state media authorities are primarily responsible for the licensing and supervision of private broadcasters and the allocation of transmission capacities for radio and television channels. In most states, they are also required to run, or to supervise, “open channels” (amateur radio and television channels). The state media authorities have the power to supervise the compliance with, and to intervene against infringements of, the provisions of the State Broadcasting Treaty regulating the use of conditional access systems, application programming interfaces and electronic program guides and the charging of fees from broadcasters and other content providers.

The state media authorities have various powers to enforce compliance with the law. Any decisions of the state media authorities can be challenged before the competent administrative courts.

License and Notification Requirements

Private broadcasters are required to obtain licenses from the competent state media authority in accordance with applicable state laws. In contrast, the operation of cable networks for the transmission of radio and television programs does not require a license from a state media authority. In certain states, however, a notification to the state media authority is required in connection with the operation of cable networks. In addition, the transmission of certain radio and television channels transmitted via cable networks must be notified. According to the recent amendments to the State Broadcasting Treaty, the operators of cable networks and other relevant parties are also required to notify the state media authorities of (i) the use of conditional access systems and electronic program guides, (ii) title to application programming interfaces, (iii) their feed-in fees, and (iv) the bundling and the marketing of content. This requirement also applies with respect to subsequent changes of the foregoing.

Allocation and Use of Transmission Capacities

The State Broadcasting Treaty sets forth the rules for the allocation and use of digital transmission capacities and digital platforms for television channels. In addition, the allocation and use of analog transmission capacities for both radio and television channels and digital transmission of radio channels is governed by the laws of the respective states. The recent amendments to the State Broadcasting Treaty expressly clarify that rules for the allocation and use of analog transmission capacities are permitted to be established by the states to the extent that they are necessary to meet clearly defined general interest objectives.

The Universal Service Directive of the European Communities (the “Universal Service Directive”) requires a proportional “must-carry” regime and does not distinguish between analog and digital transmission of radio and television channels. In addition, the Universal Service Directive requires a periodic review of the “must-carry” regime.

The State Broadcasting Treaty already provides for a review of the currently applicable “must-carry” regime on a regular basis. The requirements of the Universal Service Directive must also be implemented into the other relevant legislation of the states. Therefore, the “must-carry” regime must be reviewed periodically and could become less strict in the future, in particular, in respect of the analog transmission of radio and television channels. In order to facilitate this process of deregulation, the German Cable Association (Deutscher Kabelverband) recently filed a complaint with the European Commission. The outcome of this complaint has not yet been determined. Nevertheless, the administrative court of Berlin has ruled in a recent decision that it is still in line with European law that all channels available in certain areas of Berlin for analogue distribution are allocated either through statutory provisions or through an allocation decision of the state media authority without giving the cable network operator any discretion on the programme offering. Since we have appealed against it, however, this judgment is not yet binding.

Allocation and Use of Analog Transmission Capacities

Regulations regarding the analog transmission of radio and television channels vary from state to state and cable network operators are generally not free to allocate analog channels in their networks. Rather, the state media authorities make allocation decisions regarding which programs will be carried over the cable networks, in keeping with the states’ responsibility for ensuring that a diversity of opinions is secured in the mix of channels and programming. Regulations do not explicitly state whether cable network operators are entitled to decide the amount of capacity they use for the broadcasting of radio or television channels and which amount they use for other services such as highspeed Internet access. It is also not clearly stated whether or not the cable network operators can freely determine which capacities they use for analog and for digital transmission. There is a certain risk that some media laws, such as Saarland, incorporate a provision that explicitly requires the approval of the state media authority for the digitization of analog capacity. Some of the state media authorities seem to be of the opinion that the cable network operators are not entitled to decide on these questions. Some state media laws or statutes of the state media authorities, expressly state the number of cable channels that must be used for the analog transmission of television programs. Channels will be given preference by the state media authorities if they are deemed to contribute to the diversity of opinions in the respective state so that the state’s mix of channels and programs reflects a range of political, religious, cultural, social and ethnic views. In general, state media authorities prioritize the allocations of channels based on the following order:

•       channels of the respective state’s public broadcasters;

•       channels of private broadcasters licensed in the respective state and open channels;

•       general interest channels of private broadcasters;

•       special interest channels of private broadcasters; and

•       other programs.

The specific allocation of channels varies from state to state and rules relating to the allocation of radio channels are usually less strict than those relating to television channels. In some states, the state media authorities make allocation decisions regarding all of the analog channels available in the network. In other states, the law defines a number of “must-carry” channels while the network operator is entitled to allocate the remainder of the capacity. However, an increasing number of states have adopted more liberal allocation regimes which grant network operators the right to allocate a limited number of channels, subject to certain legal constraints and as long as such allocations do not conflict with the state media authority’s policy with respect to the diversity of opinions. In such states, the programs to be transmitted on the remainder of the capacity are also either “must-carry” channels or allocated by the state media authority.

In those states where the state media law grants preference to channels that are terrestrially receivable within the state, the introduction of digital terrestrial television in several metropolitan areas in Germany also affects the allocation of analog cable capacities. Digital terrestrial television (DTT) allows for the reception of 12 to 24 channels, which leads to a quasi “must-carry” status of the digital terrestrial channels.

After the recent amendments to the State Broadcasting Treaty entered into force on April 1, 2005, the states are authorized to introduce new rules for the allocation and use of analog transmission capacities only to the extent that they are necessary to meet clearly defined public interest objectives, such as the presentation of diverse viewpoints. This led to a certain liberalization of the must carry regime in Bavaria and Mecklenburg Vorpommern.

Broadcasters have the right to file a complaint with the relevant state media authority in the event that cable network operators refuse to transmit their signals. The state media authorities are vested with the power to order the transmission of channels upon such complaints, provided that the respective broadcasters programs enjoy “must-carry” status or that the network has sufficient excess capacity. Whether or not the broadcasters, in particular those enjoying “must-carry” status, are entitled to assert claims for distribution directly against the cable network operator is unclear. It is also unclear whether the cable network operator’s obligation to transmit “must-carry” programs is subject to the conclusion of a carriage agreement with the respective broadcaster. In the absence of such a carriage agreement, it might prove difficult for the cable network operator to claim carriage fees.

Allocation and Use of Digital Transmission Capacities

The State Broadcasting Treaty governs the digital transmission of television channels. The State Broadcasting Treaty prioritizes the allocation of digital transmission capacities in three different categories of channels:

•       First Tier: Each operator of a telecommunications cable network must reserve the equivalent capacity of a maximum of three analog channels for the transmission of all channels of the respective state’s public broadcasters. Furthermore, each network operator must allocate the transmission capacity equivalent to one analog television channel to regional and local television channels of private broadcasters licensed to broadcast in the relevant state and open channels (where those exist). According to the amendments to the State Broadcasting Treaty, cable network operators are also required to transmit the two television channels of private broadcasters that are distributed nationwide and achieve the largest coverage in Germany.

•       Second Tier: Each cable network operator must allocate transmission capacity equivalent to one third of the total digital transmission capacity of his network on the basis that this mix of channels ensures a diversity of opinions, which allows for a certain degree of discretion.

•       Third Tier: Cable network operators are free to allocate the remainder of the capacity subject to certain legal constraints.

The recent amendments to the State Broadcasting Treaty also include a provision which refers to the “digital” use of transmission capacity. While the meaning of this provision is unclear, this provision may in the future further reduce the discretion of the operators of cable networks to determine which portion of capacity they allocate to the transmission of radio and television channels, tele services and media services, on the one hand, and telecommunications services, on the other.

It is also unclear whether or not the cable network operator is entitled to de-bundle the digital program packages of public and private broadcasters and to compile their contents and other programs into new program packages for its own marketing without the broadcaster’s consent. It is also uncertain whether the cable network operator is entitled to encrypt the digital broadcasting signal without the broadcaster’s consent in order to make sure that only entitled subscribers can watch the digital broadcasted contents.

The rules regarding the allocation of digital transmission capacities for radio channels vary from state to state.

Use of Technical Digital Platforms

The operation of technical digital platforms for television is also governed by the State Broadcasting Treaty and the Statute on Free Access to Digital Services (Satzung über die Zugangsfreiheit zu digitalen Diensten), a regulation issued by the state media authorities. A technical digital platform is the entirety of all infrastructure and technical means (e.g., CAS, subscriber management, transmission paths, etc.), which enable customers to receive, and providers to distribute, digital content of any kind.

Providers of telecommunication services via technical digital platforms, which distribute broadcast or comparable tele services and media services, must guarantee that the distribution technique used in the technical digital platform allows diversity of offers. They are prohibited from restricting or discriminating against broadcasters or providers of telemedia, in particular, through the use of conditional access systems, application programming interfaces and navigators or pricing models. Moreover, providers of telecommunications services are required to notify the state media authorities of the use of conditional access systems and navigators and of the title to any application programming interfaces. See “— License and notification requirements.”

The Bavarian state media authority (Bayerische Landesanstalt für neue Medien, BLM) confirmed by order of July 23, 2004 that the navigator offered by us at that time complied with the regulatory requirements of the predecessor version of the State Broadcasting Treaty. Furthermore, in dismissing an objection to this order filed by an alliance of public broadcasters, the BLM stated that our navigator also satisfies the applicable regulatory requirements of the State Broadcasting Treaty as amended. ARD and ZDF have filed a complaint against this decision.

The Telecommunications Act also includes provisions applicable to the use and the licensing of conditional access systems and application programming interfaces. The relationship between the provisions of the Telecommunications Act and of the State Broadcasting Treaty and between the authority of the FNA and the state media authorities has not been clarified by the latest legislation.

Regulation of Fees

Since the amendments to the State Broadcasting Treaty came into force, fees for the transmission of radio and television channels and of telemedia may not be restrictive or discriminatory. It is unclear whether this requirement also applies to fees for the licensing of conditional access systems, application programming interfaces and electronic program guides. The operators of cable networks are required to notify the state media authorities of their feed-in fees. See “— License and notification requirements.” And the state media authorities are authorized to review these fees. State media authorities are required to consult with the FNA before they decide upon investigated infringements of the State Broadcasting Treaty. However, due to the split of the legislative authority between the federal government and the states, it is doubtful whether the introduction of regulation by the state media authorities of the fees that operators of cable networks charge broadcasters is in line with German constitutional law.

Provision of Telemedia

Under German law, the provision of electronic content offerings other than broadcasting services, such as electronic press, teleshopping services, or video-on-demand offers, are regulated by the Act on the Use of Tele Services (Gesetz über die Nutzung von Telediensten) and the State Treaty on Media Services (Staatsvertrag über Mediendienste). For the regulations to apply it does not matter whether the electronic content service is delivered via fixed-line telephony networks, cable networks or other means of distribution or whether the delivery is based on the Internet protocol or any other transmission standard. The distinction between tele services and media services is unique to German law. An electronic content service is considered a tele service in the event that it is designed for individual use. If it is directed to the general public, it is considered a media service. The distinction between tele services and media services is currently under review. It is quite predictable that media services as well as tele services will become regulated under the same regime in the future (Act on the Use of Telemedia Services, which is expected to come into force in March 2007). Any such change in legislation is likely to enter into force at the beginning of 2007. It cannot yet be foreseen whether such a change of the law will result in imposing any burdensome provisions on us.

Neither the provision of tele services nor the provision of media services requires a license from, or a notification to, any regulatory body. However, a notification to the state media authority of media services distributed via typical television distribution platforms, such as cable networks, is best practice. In a recent decision, the European Court of Justice has ruled that so called near-video-on-demand offers qualify as broadcasting services under European law. According to this decision providers of near-video-on-demand services must comply with programme quotas for European productions, which could make it difficult to furnish near-video-on-demand offerings with “Hollywood blockbusters” only. This decision may also result in near-video-on-demand operators in Germany being prohibited from incorporating adult content into their offerings because under German regulation such content is allowed in telemedia but not in broadcasting offerings. In this context, the State Treaty on the Protection of Minors in Broadcasting and Telemedia (Jugendmedienschutz-Staatsvertrag), as amended, provides for the admissibility of adult content offerings.

Zoning Laws

German zoning laws currently restrict the installation of satellite dishes in certain areas. In addition, contracts with residents of multi-unit dwellings may, and usually do, prohibit tenants from attaching satellite dishes to their apartments if they are connected to a cable network. However, this may change in the future. The European Commission published a communication claiming that the EU’s rules on free movement of goods and services prohibit national restrictions on the individual reception of satellite television signals. While restrictions on individuals resulting from contracts with housing associations do not fall under these rules, the EU’s current communication seems to exhibit a determination to remove this perceived barrier to the free movement of goods and services. As a result, German law may change in the future, which may ultimately result in an increase in the number of satellite users and intensify competition with satellite providers.

Environmental

We are subject to a variety of laws and regulations relating to land use and environmental protection, including those governing the clean-up of contaminated sites. For example, asbestos-containing materials and polychlorinated biphenyls have been identified at approximately 20 to 30 of the facilities which we lease from DTAG under the SLAs. We believe these facilities have been refurbished by DTAG in accordance with applicable law.

While we could incur costs, such as clean up costs, fines and third-party claims for property damage or personal injury, as a result of violations of environmental laws and regulations, we believe that we are in substantial compliance with the applicable requirements of such laws and regulations.

DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management

In this “Management” discussion, we use the term “we,” “us” and “our” to refer to KDG, except where the context otherwise requires.

In accordance with German corporate law, we are managed by a Management Board (Geschäftsführung) and supervised by a Supervisory Board (Aufsichtsrat). These two boards are separate. No individual may be a member of both boards.

The Management Board is responsible for the day-to-day management of our business. The Supervisory Board appoints members of the Management Board and is authorized to remove members from the Management Board. The principal function of the Supervisory Board is to monitor the Management Board. The Management Board is obligated to report regularly to the Supervisory Board on our business activities and strategy, and the Supervisory Board may request additional reports at any time. The Management Board must obtain prior approval from the Supervisory Board with respect to certain material matters, but the Supervisory Board is generally not entitled to assume management functions or interfere with the day-to-day management of our business. In addition, the Management Board of KDV is advised by KDV’s Advisory Board. No family relationships exist between the members of any of our Management Board, Supervisory Board or KDV’s Advisory Board.

Our Management Board

Our Management Board currently consists of four members. The Acquisition has had no impact on the composition of our Management Board. The following table sets out the name, age, position and the year of appointment for each of the members of our Management Board.

Name	Age	Position	Year first appointed
Christof Wahl	41	Speaker of the Management Board and Chief Operating Officer	2003
Paul Thomason	51	Chief Financial Officer	2003
Rainer Wittenberg	41	Chief Commercial Officer	2005
Manuel Cubero	43	Managing Director, Cable Access and Content and Chief Human Resources Officer	2005

Christof Wahl is our Speaker of the Management Board and Chief Operating Officer and has been a member of the Management Board since 2003. Mr. Wahl assumed the role of Speaker in December 2005. He is a former president of Siemens ICN Carrier Networks and has over 13 years of international experience in the telecommunications and IT industry. Mr. Wahl received a Master’s degree in engineering (Diplom-Ingenieur) from the Technical University of Munich and a business degree (Diplom-Kaufmann) from the Fernuniversität Hagen.

Paul Thomason is our Chief Financial Officer and has been a member of the Management Board since 2003. From 1999 to 2002, he held the position of Chief Financial Officer at PrimaCom. Between 1996 and 1998, Mr. Thomason served as Chief Financial Officer of KabelMedia, a predecessor to PrimaCom. Prior to joining KabelMedia, Mr. Thomason served as the Senior Vice President of First Union National Bank (Wachovia) in Charlotte, North Carolina, where he was responsible for the bank’s media investment and loan portfolio. Mr. Thomason received a BA in Business Administration from Georgia State University.

Rainer Wittenberg is our Chief Commercial Officer and has been a member of the Management Board since May 1, 2005. Since 1994, Mr. Wittenberg held various leadership positions with the

Bertelsmann group, including chairman of the Bertelsmann Direct Group GmbH, which is responsible for the 35-million-strong global end-customer business of Bertelsmann AG. Mr. Wittenberg received a Master’s degree in business (Diplom-Kaufmann) in 1991, from the Dortmund University.

Manuel Cubero was appointed a member of the Management Board on December 8, 2005 and is the Managing Director for Cable Access and Content. Additionally, Mr. Cubero was appointed Chief Human Resources Officer on April 1, 2006. Mr. Cubero was previously Director of the cable access and digital pay-TV product groups. Before joining KDG, Mr. Cubero held numerous leadership positions within the Kirch Media Group, including as the officer with responsibility for the digital playout center and as managing director of the Beta Technik Beteiligungs GmbH. Mr. Cubero also founded and served as CEO of an Internet-based gambling company located in Austria. Mr. Cubero received his doctor degree in physics from the Technischen University of Darmstadt and an MBA from the Insead School of Business in Fontainebleu, France.

Our Supervisory Board

Our Supervisory Board currently consists of twelve members, comprising six shareholder representatives and six employee representatives. Each Supervisory Board member has been appointed for a renewable term of five years. The shareholder representatives have the ultimate right to elect the Chairman of the Supervisory Board. Resolutions of the Supervisory Board generally require a simple majority of the votes cast. In case of a tie-vote, the Chairman has an additional vote. Following the Acquisition the shareholder representatives on our Supervisory Board on behalf of Apax and GS Capital Partners resigned and have been replaced by representatives on behalf of Providence. The following table sets out the name, age, position and the year of appointment for each of the members of our Supervisory Board.

Name	Age	Position	Year first appointed
Heinz Riesenhuber	70	Chairman	2004
John Hahn	48	Member	2003
Biswajit Subramanian	41	Member	2003
Tony Ball	50	Member	2006
Torsten Winkler	34	Member	2006
Robert Sudo	29	Member	2006
Sibylle Spoo	44	Member	2003
Frank Sauerland	38	Member	2003
Erwin Sauermann	64	Member	2003
Toni Krüger	44	Member	2003
Walter Ruland	48	Vice Chairman	2003
Petra Hesse	40	Member	2005

Heinz Riesenhuber was appointed Chairman of our Supervisory Board in December 2004. He has been a member of the German Federal Parliament since 1976. He is also on the Advisory Boards of Altana AG, EVOTEC OAI AG, Frankfurter Allgemeine Zeitung GmbH, Henkel KGaA and several other companies. From 1982 to 1993 he served as the German Federal Minister for Research and Technology. Prior to 1982, Mr. Riesenhuber was CEO of Synthomer Chemie GmbH Frankfurt and Erzgesellschaft mbH (a subsidiary of Metallgesellschaft AG). Mr. Riesenhuber is an honorary Professor of Johann-Wolfgang-Goethe University Frankfurt and holds a Ph.D. in chemical engineering.

John Hahn is a shareholder representative and has been a member of the Supervisory Board since 2003. Mr. Hahn is a managing director of Providence Equity Partners Limited and he is responsible for Providence’s European investment activities. He is also a board member of Casema Holdings BV. Previously he served as a director of eircom Limited, Ireland, and its holding company

Valentia Telecommunications. Prior to joining Providence, Mr. Hahn was a managing director at Morgan Stanley & Co. Mr. Hahn received a MBA from the Anderson School at the University of California at Los Angeles and a Bachelor of Business Administration from the University of Notre Dame.

Biswajit Subramanian is a shareholder representative and has been a member of the Supervisory Board since 2003. Mr. Subramanian is a director of Providence Equity Partners Limited. Previously, he was a member of the board of directors of eircom Limited, Ireland, and its holding company Valentia Telecommunications. Before joining Providence, he was a vice president at Morgan Stanley & Co. International Ltd. in the European telecommunications investment banking team and, prior to that, worked at Credit Suisse First Boston, McKinsey & Co., and Intel Corporation. Mr. Subramanian received a MBA from the Wharton School of the University of Pennsylvania, a Master’s degree in electrical engineering from the University of California Santa Barbara and a Bachelor’s degree in electrical engineering from the Indian Institute of Technology.

Tony Ball was appointed to the Supervisory Board in 2006 following the completion of the Acquisition and became Chairman of KDV’s Advisory Board in June 2005. He was previously CEO of BSkyB plc (2001–2005) and before that CEO of Fox-Liberty Networks (1998–2000). He is a director of BAA plc, Sky Italia SpA and a Trustee of the Media Trust. He is also an advisor to the News Corporation. Mr. Ball received an MBA from Kingston University and an honorary doctorate from Middlesex University. He is a Fellow of the Royal Television Society.

Torsten Winkler was appointed to our Supervisory Board in 2006 following the completion of the Acquisition. Mr. Winkler is a Director of Providence Equity Partners Limited and is a member of the London-based team responsible for Providence’s European investment activities. Prior to joining Providence, Mr. Winkler worked for Morgan Stanley Dean Witter in corporate finance and mergers & acquisitions, where he focused on the telecommunications and technology industries. Mr. Winkler received Bachelor of Science degrees in Mathematics and Industrial Engineering from Karlsruhe University and a Master of Engineering Economic Systems & Operations Research degree from Karlsruhe University.

Robert Sudo was appointed to our Supervisory Board in 2006 following the completion of the Acquisition. Mr. Sudo is a Senior Associate of Providence Equity Partners Limited and is a member of the London-based team responsible for Providence’s European investment activities. Prior to joining Providence, Mr. Sudo worked as an Analyst for Goldman Sachs in mergers & acquisitions and corporate finance. He received a Diploma in Business Administration from HHL Leipzig Graduate School of Management.

Sibylle Spoo is an employee representative and has been a member of the Supervisory Board since 2003. Ms. Spoo works at the ver.di Bundesverwaltung (federal administration of the German union representing the public sector employees) as head of the workers participation and industry politics. Prior to this, she was a secretary of the works council at the German postal union. Ms. Spoo is also a member of the Management Board of T-Systems Nova GmbH.

Frank Sauerland is an employee representative and has been a member of the Supervisory Board since 2003. Mr. Sauerland is the head of department of the telecommunications section at ver.di (German Union representing the public sector employees) in North-Rhine Westphalia. He is also assigned to ver.di’s national department of tariff policy where he negotiates nationwide tariff agreements, including with DTAG.

Erwin Sauermann is an employee representative and has been a member of the Supervisory Board since 2003. Mr. Sauermann is the head of our analog content department. He is responsible for customer acquisitions, ongoing relationships with program providers, and the coordination with the federal media authorities of program allocation. He studied telecommunications at the technical university in Munich.

Toni Krüger is an employee representative and has been a member of the Supervisory Board since 2003. Mr. Krüger has worked in the cable industry for 20 years. Since our spin-off from DTAG, Mr. Krüger represents the interests of our employees on a full-time basis as a member of our group works council.

Walter Ruland is an employee representative and has been a member of the Supervisory Board since 2003. Mr. Ruland has been the chairman of the works committee for the region of Bavaria since 2000 and the vice chairman of our group works council. Prior to 2000, Mr. Ruland was a broadband cable technician.

Petra Hesse is an employee representative and has been a member of the Supervisory Board since July 2005. Ms. Hesse worked for the controlling department of Deutsche Telekom AG and changed to Kabel Deutschland in 1999. She has been representing the employees’ interests as chairwoman of the works council of the region Lower Saxony/Bremen since 2002.

KDV’s Advisory Board

KDV’s Advisory Board currently consists of five members. Two of these members are shareholder representatives and three are external advisors. The Advisory Board advises the Management Board and approves principal strategy decisions. The following table sets out the name, age and the year of appointment for each of the members of the Advisory Board.

Name	Age	Year first appointed
Tony Ball (chairman)	50	2005
Heinz Riesenhuber	70	2004
John Hahn	48	2003
Biswajit Subramanian	41	2003
Ian West	42	2003

Ian West has been a member of the Advisory Board since September 2003. Mr. West is Co-Founder, Vice-Chairman & CEO of Top Up TV founded in 2003 in the UK. Mr. West has held senior management and board positions at both BSkyB (1989 – 2000) and ntl (2001 – 2003) as well as being an advisor to both private equity companies and European pay-TV companies through his own consulting company. Mr. West has a BA (honors) in business studies and is a member of the Chartered Institute of Marketing.

Albrecht Ziemer was a member of the Advisory Board until June 2006. Before retiring at the end of 2003, Mr. Ziemer was the Executive Vice President of the German television channel ZDF for 20 years with responsibility for program production, technology and IT. Prior to joining ZDF, he was in different positions in the aircraft and electronics industries. Furthermore, he was a member of the supervisory board of Deutsche Telekom AG for a five year period. Today he is member of different steering boards of companies focused in the media and IT industries. Additionally, Mr. Ziemer lectures at the University of Konstanz as a professor of electronic media. Mr. Ziemer received a doctorate in engineering at the University of Aachen and has honorary doctorates from the Universities of Ilmenau and Braunschweig.

For details on Tony Ball, Heinz Riesenhuber, John Hahn and Biswajit Subramanian, please see above under “— Our Supervisory Board.”

Compensation

The aggregate compensation paid to the members of our Management Board for the year ended March 31, 2006 amounted to approximately €3.5 million. For details on the equity participation of our senior managers, please see “Principal Interest Owners — Management Equity Programs.”

In the same period, the remuneration of the Supervisory Board members was €67 thousand and the remuneration of the Advisory Board members was €59.5 thousand.

We also maintain a directors’ and officers’ insurance policy with respect to the members of our Management Board and senior officers.

Board Practices

In addition to the supervision of our Management Board by the Supervisory Board and Advisory Board, certain decisions of our Management Board are subject to prior shareholder approval in accordance with our Management Board’s rules of procedure. The managing directors of Cable Holding S.àr.l have the authority to grant such approval. In many cases, however, their approval requires prior consent of Cable Holding S.à r.l.’s advisory board. This advisory board currently consists of three members.

Audit Committee

KDV’s Advisory Board has established an audit committee. The current sole member of the audit committee is Biswajit Subramanian. The purpose of the audit committee is to assist the Advisory Board in fulfilling its responsibilities to oversee the accounting and financial reporting processes at the Company. These responsibilities include the oversight of the quality and integrity of the Company’s consolidated financial statements and related disclosure and its internal control, risk management and audit functions. The committee further oversees the performance, qualifications and independence of the external auditor. The audit committee meets with representatives of management and the external auditor at least twice annually.

PRINCIPAL INTEREST OWNERS

The Acquisition

On February 6, 2006, Providence Equity Partners, which has significant experience in investing in the telecommunications and media sectors and which had invested in the initial acquisition of KDG, completed the acquisition of the beneficial ownership interests in the Company previously owned by Apax and GS Capital Partners as well as those of several minority investors. Following the Acquisition, Providence and its co-investing party Ontario Teachers’ Pension Plan Board now own approximately 95% of the entity that ultimately controls the Company, with the remainder owned by members of our management.

Simultaneously with the closing of the Acquisition, Dr. Alexander Dibelius, Dr. Nico Hansen and Stephen Trevor resigned from their positions on the Supervisory Board of KDG. Torsten Winkler, Robert Sudo and Tony Ball were subsequently appointed as their replacements.

The Acquisition was funded in part with a contribution of approximately €140 million structured as a pay-in-kind security issued by P4 Cayman Cable Ltd., the Acquisition vehicle, to Ontario Teachers’ Pension Plan Board and subsequently assumed by Cayman Cable Holding L.P. This security has a ten year maturity and is non-cash pay over its entire life. It is structurally subordinated to all of the group’s existing indebtedness, including the PIK Loan. See “Principal Interest Owners” and “Description of Other Indebtedness.”

Our Group Structure

KDG’s sole shareholder is Kabel Deutschland Holding GmbH which in turn is wholly owned by Cable Holding S.à r.l., Luxembourg. Cable Holding S.à r.l. is wholly owned by Cayman Cable Holding L.P., a limited partnership under Cayman law. The general partner of Cayman Cable Holding L.P. is Cayman Cable Holding G.P. Co. Ltd., a corporation under Cayman law. Cayman Cable Holding G.P. Co. Ltd. has the primary responsibility for the management of the limited partnership.

Beneficial Ownership

The tables in this section present information regarding the beneficial ownership of our shares as of March 31, 2006 by each person who is known by us to own shares of Cayman Cable Holding G.P. Co. Ltd. and partnership interests in Cayman Cable Holding L.P. (the “Partnership”).

The amounts and percentages of shares beneficially owned by each shareholder are reported on the basis of SEC rules governing the determination of beneficial ownership, and the information is not necessarily indicative of beneficial ownership for any other purposes. Under such rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of a security, or investment power, which includes the power to dispose of or direct the disposition of a security, and includes securities for which a person holds the right to acquire beneficial ownership within 60 days. Except as otherwise indicated in the footnotes to the table below, we believe each beneficial owner named in the table has sole voting or investment power with respect to all shares beneficially owned by that owner. For a discussion of voting rights, see “— Partnership Arrangements.”

Major Shareholders

As of March 31, 2006, the shareholders of Cayman Cable Holding G.P. Co. Ltd. are:

	Number of Shares	Percentage of Shares
Providence	270	100%

Major Interest Holders

As of April 30, 2006, the principal partnership interest holders of Cayman Cable Holding L.P. are the following:

	Number of Investor Common LP Interests	Number of Management Common LP Interests(5)	Number of options representing interest in Management Common LP Interests
Providence(1)	919,696
Ontario Teachers’ Pension Plan Board	80,304
Direct MEP I(2)		4,365,976
Indirect MEP I(3)		818,727
MEP II and MEP III(4)			932,500

(1)    Held by Providence Equity Offshore Partners IV, L.P., Providence Equity Operating Partners IV, L.P. and Providence Equity Offshore Partners V, L.P.

(2)    Direct MEP I has 4,365,976 Management Common LP Interests held by participants via the management equity program established for our senior management, including Prof Dr. Heinz Riesenhuber (62,252), a member of KDV’s Advisory Board, Paul Thomason (839,720) and Christof Wahl (629,790), Tony Ball (2, 693,698) and certain other senior managers holding in total 140,516 Management Common LP Interests.

(3)    Indirect MEP I is established via Kabel Management Beteiligungs GbR, a German partnership established to implement the management equity program for other managers. None of the participants of the Direct MEP I referred to in footnote (2) above are participants of the Indirect MEP I. 818,727 Management Common LP Interests are held by the Kabel Management Beteiligungs GbR.

(4)    MEP II and MEP III represent options to acquire interests in the Partnership.

(5)    The economic interest attached to a management common LP interests is approximately one hundredth of the economic interest of an investor common LP interest.

Partnership Arrangements

The Limited Partners of Cayman Cable Holding L.P. (the Partnership) entered into an amended and restated exempt limited partnership agreement on February 8, 2006 following the Acquisition. This agreement (the “Partnership Agreement”) sets out the terms of the investment of the Limited Partners in the Partnership. Under the Partnership Agreement the primary right to manage and control the affairs of the Partnership assets, including its investment in KDG, is vested in the general partner of the Partnership, Cayman Cable Holding G.P. Co. Limited, an entity wholly owned by Providence (the “GP”). The limited partners in the Partnership have no independent right to manage separately from the GP although they have certain very limited consent rights. In relation to the votes cast by the limited partners a holder of Investor Common LP Interests has 1,000 votes for every Investor Common LP Interest, and every Management Common LP Interest Holder has one vote for every 10 Management Common LP Interest held by them. No limited partners have a right to board seats on KDG or its subsidiaries.

Management Equity Programs

The Company has three Management Equity Programs (“MEP I,” “MEP II” and “MEP III”) in place. While MEP I provides interests in the Partnership, the ultimate parent company of KDG, MEP II and III provide options on interests in the Partnership. The interests and options on interests of certain members of our Management Equity Programs were purchased by Providence in connection with the Acquisition.

MEP I

The management of KDG participates in the Partnership, in part directly, as limited partner of the Partnership (the “Direct MEP I”) and in part indirectly, through interests in Kabel Management Beteiligungs GbR, a separate partnership which is itself a limited partner in the Partnership (the “Indirect MEP I”). The terms of both programs are substantially the same.

The members of both the Direct MEP I and the Indirect MEP I were required to pay a capital contribution upon admission. The Partnership and the Kabel Management Beteiligungs GbR, respectively, have financed up to 70% of the managers’ contributions with a loan from the Partnership. Interest accrues on such loans at a rate between 3.0% and 5.5% per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The managers are entitled to distributions. With distributions dated March 29 and November 19, 2004, the granted loans were settled. Put or call provisions apply to the managers’ Common LP Interests in the event that such managers cease to be employed by KDG GmbH or its subsidiaries.

Owners of Management Common LP Interests may not transfer their interests in the Partnership. Providence has a “right of first refusal” with respect to any transfer of interests held by Ontario Teachers’ Pension Plan Board. Ontario Teachers’ Pension Plan Board also has the right to “tag” on any transfer of interests by Providence, apart from certain permitted transfers. Notwithstanding the foregoing, no transfers shall be valid or effective if the transfer would violate any applicable securities laws or it would cause the Partnership to lose any of its exemptions or favorable treatment under the U.S. Federal income tax laws, ERISA or the U.S. Investment Company Act of 1940. Cayman Cable Holding G.P. Co. Ltd. may also decide to issue new partnership interests to new limited partners under certain circumstances.

Grant date

The grant date determines the point in time at which the fair value of the services of the management is measured. The managers who are members of the Direct MEP I participate in Cayman Cable Holding L.P. with a deemed grant date of March 13, 2002. The managers who are members of the Indirect MEP I participate with a deemed grant date of November 27, 2002. For two limited partners in the Partnership the deemed grant date is October 1, 2002 and September 7, 2003.

MEP II and MEP III

MEP II and MEP III are option programs that differ from MEP I in the exercise price and grant date only. Under these programs the participants were granted options on interests in the Partnership.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The holders of preferred limited partnership interests were originally entitled to receive a preferred share of any distributions of the Partnership, up to an amount of €5,873.53 per Partnership interest, plus interest. Following a one-time distribution made by the Partnership in March 2004, the preferred distribution rights were satisfied in full. In the future, distributions are to be allocated as follows: managers and future managers holding Management Common LP Interests will receive a maximum of 9% of the Partnership’s distributions and the rest will be allocated among the other holders of Investor Common LP Interests. Each preferred limited partnership interest represents 1,000 voting rights and each Management Common LP Interest represents 0.1 voting rights.

Shareholder Loan

On March 29, 2004, KDG granted a loan of €150.0 million to its shareholder, Cable Holding S.à r.l., and made a €118.4 million distribution to Cable Holding S.à r.l. KDG has waived repayment of this loan (including accrued interest) and the loan has been terminated.

Management Equity Participation Programs

The management of KDG, including one member of the supervisory board and one former member of management, participates in Cayman Cable Holding L.P. either by means of the equity participation program set out in the amended and restated exempted limited partnership agreement dated April 19, 2006 (the “Equity Participation Program”), or by means of Kabel Management Beteiligungs GbR, a separate partnership which is itself a limited partner in Cayman Cable Holding L.P. (the “Management Scheme”). The terms of both programs are substantially the same. The managers who are members of the Equity Participation Program participate in Cayman Cable Holdings L.P. with effect from March 13, 2003. The managers who are members of the Management Scheme participate with effect from November 27, 2003. The members of both programs were required to pay a capital contribution upon admission. Up to 70% of the managers’ contributions were financed by a loan from Cayman Cable Holding L.P. See “Principal Interest Owners.”

Financial Advisory Arrangements

Affiliates of Apax, GS Capital Partners and Providence acted as our financial advisors in connection with the formation of KDG in March 2003 and the refinancing of our bridge facility in October 2003, which has now been repaid. In connection with these consulting and advisory services, the three advisors each received fees amounting to approximately €8.3 million.

These advisors have also acted as advisors in connection with our refinancing in July 2004 and they advised us in connection with the failed acquisitions of ish, iesy and Kabel BW. In consideration for these services they received a total fee of approximately €6.1 million. In addition, we formerly paid an annual fee of €100,000 to each of the three advisors to cover reasonable travel and other customary expenses. Following the Acquisition, the advisory arrangements with Apax and GS Capital Partners have been terminated. We will continue to pay an advisory fee to Providence and Ontario Teachers’ Pension Plan Board. Providence and Ontario Teachers’ Pension Plan Board may in the future provide additional services, for which they will receive customary fees in compliance with our financing documents.

Credit Facilities

Goldman Sachs International, an affiliate of GS Capital Partners, was an arranger and Goldman Sachs Credit Partners, L.P., an affiliate of GS Capital Partners, was a lender under the facility, which was repaid in connection with our refinancing in July 2004. In addition, Goldman Sachs International, an affiliate of GS Capital Partners, is one of the arrangers in connection with the financing of the Acquisition and Goldman Sachs Credit Partners, L.P., is a lender under our Senior

Credit Facilities, the old senior credit facilities and a bridge facility that has now been repaid. See “Description of Other Indebtedness.”

Hedging Documents

In March of 2003, various affiliates of KDG entered into derivative transactions with, among others, Goldman Sachs International, an affiliate of GS Capital Partners, to hedge their interest rate exposure in respect of the then existing credit facilities. These derivative agreements were for various amounts and they were scheduled to terminate in March 2015. In March 2004, these derivative agreements were consolidated in KDVS and were amended to take account of our refinancing in July 2004. In September 2004, the hedges were restructured. The hedges now amortize through June 2009. In connection with the issuance of the Notes and the related repayment of existing drawings under the Senior Credit Facilities, we will seek to enter roll-over our existing hedges or to enter into new hedging agreements on substantially similar terms. Goldman Sachs International receives customary fees and expenses in connection with these derivative transactions.

The Notes Offering

Goldman Sachs International, an affiliate of GS Capital Partners, was an initial purchaser of the Notes, the pay-in-kind securities issued by, and the PIK Loan provided to, our parent companies in connection with the Acquisition. In addition, Goldman Sachs International, an affiliate of GS Capital Partners, may also provide advisory services in the future.

Treasury Products

As part of our treasury management we have several sizeable investments in an AAA and AA rated investment vehicles managed by Goldman Sachs International, an affiliate of GS Capital Partners.

Minority Interest Transactions

We currently own minority interests in the following regional Level 4 operators that purchase our cable network signals and resell the signals to their own subscribers:

Level 4 operator	Our ownership interest
Kabelfernsehen München Servicenter GmbH & Co. KG	30.22%
General partner: Kabelfernsehen München Servicenter Gesellschaft mit beschränkter Haftung-Beteiligungsgesellschaft	24.00%
KABELCOM Braunschweig Gesellschaft für Breitbandkabel Kommunikation mit beschränkter Haftung	24.00%
KABELCOM Wolfsburg Gesellschaft für BreitbandKabel Kommunikation mit beschränkter Haftung	24.00%
RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG	52.63%
General partner: RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH	43.80%
Kabel-Service Berlin GmbH	24.00%

Other Transactions

Affiliates of Providence indirectly hold approximately 8.5% of the voting shares of ProSiebenSat.1Media AG (“Pro7Sat1”) a major German broadcaster. We transmit Pro7Sat1’s television offering over our network in return for carriage fees.

Heinz Riesenhuber recently obtained a loan in the amount of €379,000 from Cayman Cable Holding L.P., which accrues interest at a rate of 5.5% per annum. As of January 31, 2006, approximately €45,000 remained outstanding.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facilities

We have facilities available to us pursuant to a Senior Credit Agreement dated March 13, 2006 (the “Senior Credit Facilities”), among KDG, KDVS, as borrower, Royal Bank of Scotland plc, Niederlassung Frankfurt as original lender (the “Senior Lenders”), and Royal Bank of Scotland plc (as arranger, Senior Agent and Security Agent). The Senior Credit Facilities were amended from time to time up to and including May 12, 2006. Financial close and drawdown under the Senior Credit Facilities occurred on May 12, 2006.

Our Senior Credit Facilities comprise a €1,150 million term loan (“Facility A”) and a €200 million revolving credit facility (“Facility B”). Proceeds from Facility A were used to repay and discharge in full our previous senior credit facilities. Facility B was undrawn at financial close and, as at August 31, 2006, we had drawn €40 million under Facility B.

Revolving credit facility

The maximum aggregate amount which may be borrowed under Facility B of the Senior Credit Facilities is €200 million. Any amounts drawn under Facility B are only permitted to be used to finance the general corporate purposes of KDVS and its subsidiaries.

Ancillary facilities

If KDG and one of the Senior Lenders agree, all or part of Facility B up to €150 million may be provided to KDVS on a bilateral basis by way of ancillary facilities, subject to certain conditions precedent.

Interest rates

The interest rate on each loan under the Senior Credit Facilities for each interest period is the percentage rate per annum equal to the aggregate of the applicable (x) margin (see below), (y) EURIBOR and (z) any mandatory cost (which is the cost of compliance with reserve asset, liquidity, cash margin, special deposit or other like requirements). Interest accrues daily from and including the first day of an interest period and is payable on the last day of each interest period (unless the interest period is longer than six months) and is calculated on the basis of a 360-day year or a 365-day year depending on what the Senior Agent determines to be market practice.

The margin for both Facility A and Facility B is 2.00%. There is a margin adjustment mechanism which can be triggered at any time after the first anniversary of the date of the Senior Credit Facilities if the quarterly consolidated management accounts of KDG delivered to the Senior Agent show that, for the last four consecutive accounting quarters ending on the date of the most recently delivered quarterly consolidated management accounts, the ratio of KDG’s total senior net debt to EBITDA is below the thresholds set out in the Senior Credit Facilities (in which case the applicable margin will be adjusted to the amount specified in the Senior Credit Facilities).

Security for the Senior Credit Facilities

KDG and KDVS have provided direct security for KDVS’s obligations under the Senior Credit Facilities. These include:

•       pledges granted by KDG of its partnership interests in KDVS and certain of its other assets; and

•       a pledge granted by KDVS of its assets.

Undertakings

The Senior Credit Facilities contain certain negative undertakings that, subject to certain customary and other agreed exceptions, limit the ability of the KDG Group to, among other things:

•       incur any financial indebtedness;

•       make any loans or grant any other forms of credit;

•       create or permit to subsist any security interest on or over the whole or any part of its assets;

•       acquire or subscribe for shares or other ownership interests in or make any capital contributions to any company or other person or acquire any business;

•       sell, transfer, lease out, lend or otherwise dispose of assets or shareholdings;

•       grant or permit to subsist any guarantees or indemnities;

•       open or maintain a bank account or enter into a banking arrangement;

•       amend its organizational documents or documents relating to the Investors;

•       enter into any material transaction other than on an arm’s length basis;

•       enter into derivative transactions;

•       declare, make or pay any dividend on or make any distribution or pay any other amounts in respect of or redeem the share capital of KDG or KDVS;

•       redeem, retire, purchase, defease or otherwise withdraw any capital contributions, convert such capital contributions into shareholder loans, or redeem, purchase, retire or otherwise acquire for consideration any shares or warrants or set apart any such sum for any such purpose or otherwise reduce its capital;

•       make any substantial changes to the general nature of the business of KDG and its subsidiaries, taken as a whole;

•       in the case of KDG, carry on any business or own any assets other than its interest in KDVS, the financial indebtedness incurred and security granted under the Senior Credit Facilities, the Senior Indenture and other documents related to the Senior Notes and certain other permitted activities;

•       enter into any amalgamations, demergers, mergers, consolidation or corporate reconstruction; and

•       permit any restrictions on the ability of KDG and its subsidiaries (the “Group”) to move cash or cash equivalents to another member of the Group.

The Senior Credit Facilities also require KDG and each obligor to observe certain affirmative undertakings subject to materiality and other customary and agreed exceptions. These affirmative undertakings include, but are not limited to, undertakings related to (i) obtaining and renewing all necessary consents, filings and authorizations, (ii) insurance, (iii) taxes, (iv) intellectual property rights, (v) corporate existence, and obtaining all required consents or otherwise complying with all applicable laws and directives relevant to the business, (vi) pari passu ranking of all payment obligations under the Senior Credit Facilities documentation with other unsecured unsubordinated payment obligations, (vii) compliance with the relevant laws, rules and regulations relating to the environment, (viii) maintenance of and funding of pension schemes, (ix) indemnification in favour of the Finance Parties and certain related parties for failure to comply with environmental law or for claims that arise in connection with environmental matters, and (x) compliance with all Telecom and Broadcasting Laws.

Financial covenants

The financial covenants under the Senior Credit Facilities require, among other things:

•       maintenance of a minimum ratio of Consolidated EBITDA to Consolidated Total Net Interest Payable (the “Net Interest Coverage Ratio”); and

•       maintenance of a minimum ratio of Consolidated Senior Net Borrowings to Consolidated EBITDA (the “Senior Leverage Ratio”).

The covenants are tested quarterly and are intended to reflect a deleveraging profile.

Maturity

The advances under Facility A are required to be repaid in one bullet repayment on March 31, 2012. Each advance under Facility B is required to be repaid in full on the last day of the interest period applicable to that revolving loan and all amounts repaid may be redrawn, provided, however, that all amounts outstanding under Facility B must be repaid in full on March 31, 2012.

Prepayments

Any borrower may prepay all or any part of a loan provided that (i) the Senior Agent has received not less than five business days’ prior notice, (ii) any partial payment is in a minimum amount of €10 million and an integral multiple of €5 million or such lesser amount as may be outstanding or otherwise agreed upon, and (iii) if paid on a day other than the last day of the interest period for the relevant loan, the relevant borrower pays breakage costs to the Senior Lenders (calculated excluding loss of margin and mandatory costs) incurred as a result of prepayment on such date. KDG may, by giving not less than two business days’ prior notice to the Senior Agent, cancel the unutilized-amount of the total commitments under any of the Senior Credit Facilities in whole or in part. Partial cancellation of the commitments under any of the Senior Credit Facilities must be in a minimum amount of €10 million and an integral multiple of €5 million or such lesser amount as may be undrawn and uncancelled or such other amount as may be agreed by the Senior Agent.

All commitments under Facility A have now been drawn in full or cancelled. All commitments under the Facility B will be cancelled to the extent undrawn one month prior to the maturity of Facility B.

In addition, all commitments under the Senior Credit Facilities will be cancelled and reduced to zero and all outstanding loans under the Senior Credit Facilities must be prepaid upon (x) the sale of all or substantially all of the business and/or assets of KDG and its Subsidiaries or (y) the occurrence of the following change of control events:

•       prior to a Permitted Exit, Providence ceases to control, directly or indirectly, more than 50.1% of the voting share capital of KDG; or

•       after a Permitted Exit, any person or persons acting together (other than Providence) acquiring control of more than 30% of the voting share capital of KDG.

“Permitted Exit” means the sale, issue or listing of at least 20% of the total issued share capital of KDG or any of its holding companies, in each case by way of flotation, public rights issue, public placing, listing or other offering on a recognised exchange in the European Union or in the United States of America.

Subject to a total senior leverage test, KDG is required to prepay the Senior Credit Facilities using up to 50% of the net consideration from a market issuance of shares of KDG or any of its holding companies. In addition, subject to certain exceptions and/or thresholds, mandatory prepayments are required to be made in certain other circumstances, including where certain disposal and recovery proceeds are received.

Conditions to borrowings

Drawings under Facility B are subject to further conditions precedent that, on the date the drawdown is requested, and on the drawdown date, (i) (other than in the case of a rollover (a “rollover”) of an existing drawing) no default has occurred and is continuing or would occur as a result of that drawing, (ii) (other than in the case of a rollover) certain representations and warranties specified in the Senior Credit Facilities are true and accurate, (iii) (in the case of a rollover) no notice of acceleration has been given.

Events of default

The Senior Credit Facilities sets out certain events of default customary for leveraged acquisition financings, the occurrence of which would allow the Senior Lenders to accelerate all outstanding loans and terminate their commitments.

PIK Loan

On May 19, 2006, our immediate parent, Kabel Deutschland Holding GmbH, incurred €480,000,000 of pay-in-kind loans. The proceeds of these loans were used to discharge the PIK Notes (as described under “— PIK Notes”) and pay the related expenses. The pay-in-kind loans mature eight years and six months after their original issue date and bear interest at a rate of EURIBOR plus 7.50%. The interest is capitalized unless the borrower elects to pay it in cash. The credit agreement governing the loans contains covenants that are similar to those included in the notes, but with more restrictive terms as to the payment of dividends.

PIK Notes

General

On December 10, 2004, Kabel Deutschland Holding GmbH (“KDGHoldCo”) (formerly Kabel Deutschland Holding GmbH & Co.), the parent company of KDG issued €400 million in paid-in-kind notes (the “PIK Notes”). The PIK Notes were redeemed in May 2006 with the proceeds from the PIK Loan (see “— PIK Loan”).

Interest Rate

The interest accrued on the PIK Notes at a rate equal to six month EURIBOR plus 8.5% plus a ratchet margin of 2% after December 14, 2007 (if any). Interest was payable on June 15 and December 15 of each year, in the form of additional PIK Notes, or in cash if KDGHoldCo elected or if certain restricted payments were made. The payments of the interest due on June 15, 2005 and December 15, 2005, were made in the form of additional PIK Notes.

Ranking

The PIK Notes were senior obligations of KDGHoldCo, ranking equally with all existing and future debt of KDGHoldCo, other than debt subordinated to the PIK Notes. The PIK Notes were structurally subordinated to all obligations of KDG and KDVS.

Covenants

The indenture governing the PIK Notes contained covenants significantly restricting our ability to, among other things:

•       incur or guarantee additional indebtedness;

•       pay dividends or make other distributions or repurchase or redeem our stock;

•       make investments or other restricted payments;

•       dispose of assets;

•       create liens;

•       enter into certain transactions with affiliates;

•       enter into agreements that restrict our subsidiaries’ ability to pay dividends; and

•       consolidate, merge or sell all or substantially all of our assets.

Security

There was no security granted in favour of the PIK Notes.

Change of Control

Upon the incurrence of a change of control (which term is defined in the indenture governing the PIK Notes), each holder of the PIK Notes had the right, subject to certain exceptions, to require KDGHoldCo to repurchase such holder’s PIK Notes at a purchase price equal to 101% (or, in certain cases, 100%) of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

Optional Redemption

As of December 15, 2005, KDGHoldCo was entitled, at its option, to redeem all or part of the PIK Notes upon not less than three days’ notice, at the following redemption price (expressed as a percentage of principal amount) plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

Year	PIK Notes
2005	100%
2006	102%
2007	101%
2008 and thereafter	100%

In addition, KDGHoldCo may redeem the PIK Notes in whole, but not in part, in the event of specified developments affecting taxation at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the applicable redemption date.

Events of Default

The indenture governing the PIK Notes provides for events of defaults which, had any of them occurred, would have permitted or required the principal of and accrued interest on the PIK Notes to become or to be declared due and payable.

Acquisition PIK

In connection with the Acquisition p4 Cayman Cable Holding Limited, the vehicle used by Providence to make the Acquisition, issued a pay-in-kind security in aggregate principal amount equal to €140 million (the “Acquisition PIK”) to one of its equity investors, Ontario Teachers’ Pension Plan Board. The Acquisition PIK has been novated to our indirect parent, Cayman Cable Holding L.P., which is now fully subject to all the obligations of the Acquisition PIK. The Acquisition PIK matures in 2016 and is a senior obligation of Cayman Cable Holding L.P. The Acquisition PIK is payable in kind for its entire life and bears a fixed annual interest rate of 11%. No security or guarantees were granted in connection with the issuance of the Acquisition PIK.

Beginning on the first anniversary of the issuance of the Acquisition PIK, Cayman Cable Holding L.P. may redeem the Acquisition PIK at a redemption price equal to 102% of the principal amount. Beginning on the second anniversary of the issuance of the Acquisition PIK, Cayman Cable Holding L.P. may redeem the Acquisition PIK at a redemption price equal to 101% of the principal amount. Beginning on the third anniversary of the issuance of the Acquisition PIK and thereafter, Cayman Cable Holding L.P. may redeem the Acquisition PIK at par.

The material terms governing the Acquisition PIK, including the provisions related to changes of control, events of default, certain covenants, mandatory and optional redemption, and other terms are substantially similar to the same provisions in the indenture governing the PIK Notes (see “— PIK Notes”). The Acquisition PIK is structurally subordinated to all of our existing indebtedness, including the PIK Loan.

Hedging Documents

In March 2003, various affiliates of KDG entered into derivative transactions with Morgan Stanley Capital Services Inc. and Goldman Sachs International to hedge their interest rate exposure in respect of then existing credit facilities. These derivative agreements were for various amounts and they were scheduled to terminate in March 2015. In March 2004, the derivative agreements were consolidated in KDVS and were amended to take account of our July 2004 refinancing. In September 2004, the hedges were restructured. The hedges now amortize through June 2009. In connection with the issuance of the Notes and the drawings under the Senior Credit Facilities, we rolled over our existing hedges.

In connection with the July 2004 offering of the Notes, KDG entered into currency swap contracts to protect itself from foreign exchange rate exposure in respect of the dollar tranche of the Notes. As a result, dollar-denominated payments of interest on the Notes were effectively swapped into Euro-denominated payments at a rate of 10.2046% per annum. Principal was also swapped entirely from dollars to Euro.

Intercreditor Agreement

To establish the relative rights of certain of their creditors under the financing arrangements, the issuer, KDVS, obligors under the previous senior credit facilities and thereafter obligors under the Senior Credit Facilities, have entered into an intercreditor agreement dated March 29, 2004, as amended and restated on or around each of May 27, 2004, July 1, 2004 and May 9, 2006 (the “Intercreditor Agreement”) with the Senior Lenders, the lenders under a bridge facility (the “Bridge Facility”) that has now been repaid (the “Bridge Lenders”), the creditors under the hedging documents (the “Hedging Banks”), the trustee for the Notes (the “Note Trustee”) (upon accession), certain investors (upon accession) and Deutsche Bank AG London, as bridge agent (in its capacity as facility agent under the Bridge Facility, the “Bridge Agent”), as senior facility agent (under our previous senior credit facilities and as Security Agent. On May 12, 2006, Royal Bank of Scotland plc assumed the position of Security Agent from Deutsch Bank AG so that as and from May 12, 2006 Royal Bank of Scotland plc acted as Senior Agent and Security Agent.

Order of priority

The Intercreditor Agreement provides for the following order of priority to apply to the satisfaction of the obligations of KDG, KDVS and any future obligors (each an “Obligor”):

•       First, all money and liabilities now or in the future due, owing or incurred under the Senior Credit Facilities and all documents related thereto, together with all accrued interest (the “Senior Debt”) and any and all liabilities due to any Hedging Lender (the “Hedging Debt”) (pari passu, without any preference between themselves);

•       Second, all money and liabilities now or in the future due, owing or incurred by KDVS and its subsidiaries (the “Restricted Group”) under the Bridge Facility and all documents related thereto (the “Bridge Debt”) and any and all liabilities of KDVS due to the holders of the Notes arising under the Guarantee in favor of the Notes (the “Notes Guarantee Debt”) and any other debt permitted by the Senior Credit Facilities and the Notes to rank pari passu with the Notes Debt (pari passu, without any preference between themselves);

•       Third, all money and liabilities now or in the future due, owing or incurred by KDG or KDVS to another member of the Group under or in connection with intercompany documents or otherwise (but excluding in each case any trading liabilities arising on arm’s length terms and in the ordinary course of business) (“Intercompany Debt”); and

•       Fourth, all money and liabilities now or in the future due, owing or incurred by any Obligor to any Investor or any direct or indirect shareholder in KDG (or any of their respective Affiliates which is not a member of the Group) under or in connection with the documents evidencing financial indebtedness owed by an Obligor to an Investor (“Investor Debt,” and together with Intercompany Debt, “Subordinated Debt”).

Restrictions

While the Senior Credit Facilities are outstanding, the Intercreditor Agreement restricts, among other things:

•       the ability of the Obligors or their subsidiaries to create or permit to subsist any security interest over any of their assets for any of the Bridge Debt, any debt owed to the holders of the Notes and the Note Trustee arising under the Indenture, the Notes Guarantee, the Notes Pledge Agreement or any other finance documents for the Notes (the “Notes Debt,” and, together with the Bridge Debt, the “Junior Debt”) or the Subordinated Debt (except, with respect to the Bridge Debt, the security originally provided in respect of the Bridge Facility and, with respect to the Notes, the Notes Guarantee and the Security);

•       the ability of the Obligors to pay, prepay, redeem or acquire any of the Junior Debt of the Restricted Group or the Subordinated Debt, or otherwise to provide financial support in relation to such liabilities, except in respect of any Notes Guarantee Debt in connection with any such payment or acquisition of any Notes Debt by KDG;

•       the ability of the holders of the Notes, the Note Trustee and the Bridge Lenders and the Security Agent (in certain capacities) (each, a “Junior Creditor”) and the Investors and the Intercompany Creditors (each, a “Subordinated Creditor”), to enforce the Guarantee and the Security in favor of the Notes (in the case of holders of the Notes and the Note Trustee), to demand or receive payments toward the discharge of any Junior Debt of the Restricted Group or Subordinated Debt or to apply money or property toward the discharge of any Junior Debt or Subordinated Debt; and

•       the ability of the Junior Creditors, the Subordinated Creditor or an Obligor to discharge of any Junior Debt of the Restricted Group or Subordinated Debt by set-off, right of combination of accounts or otherwise or to allow any Junior Debt of the Restricted Group or Subordinated Debt to be evidenced by a negotiable instrument (other than a Note or the Note Guarantee).

In addition, the Intercreditor Agreement provides that the Guarantees and the Security in favor of the Notes will be released in certain circumstances, and that certain proceeds received by the Junior Creditors or the Subordinated Creditors be turned over to the Security Agent for application in accordance with the Intercreditor Agreement. See “— Turnover.”

Limitation of credit support

Pursuant to the Intercreditor Agreement, the Obligors are prohibited from granting any security in favor of the Junior Debt or the Subordinated Debt except in respect of the relevant Junior Debt for the security originally provided in respect of the Bridge Facility and the Notes Guarantee. The Intercreditor Agreement provides for the second priority pledges granted by KDG over its partnership interests in KDVS and its shares in KDV in favor of the Security Agent and the Note Trustee (as co-creditors) as evidenced by the Notes Pledge Agreement (the “Notes Security”).

In addition, the Intercreditor Agreement limits the giving of guarantees in support of the Junior Debt or the Subordinated Debt, except for guarantees originally provided for by the Bridge Facility for the Bridge Debt and the Notes Guarantee in the case of the Notes.

Suspension of permitted payments

Pursuant to the Intercreditor Agreement, if the Senior Agent serves a notice (a “Stop Notice”) on KDG, the Bridge Agent, and the Note Trustee that an event of default is outstanding under the Senior Credit Facilities, then the Note Guarantee Debt will not become due and no payment shall be made on the Junior Debt of the Restricted Group until the earliest of (i) the date 179 days after the giving of the Stop Notice, (ii) if a Standstill Period (as defined below) is in effect at the time of delivery of the Stop Notice, the date on which that Standstill Period expires, (iii) the date on which the event of default under the Senior Credit Facilities ceases to be outstanding, (iv) the date on which the Senior Agent cancels the Stop Notice or (v) the date the Senior Credit Facilities and Hedging Debt are no longer outstanding. The issuance of a Stop Notice is subject to certain limitations set forth in the Intercreditor Agreement such as timing considerations, administrative considerations and certain other procedural requirements.

Limitations on enforcement

While the Senior Credit Facilities are outstanding, the Notes Guarantee Debt will not become due until the conditions specified in any of clauses (i), (ii) and (iii) in the proviso in the following paragraph are satisfied. In addition, the Junior Creditors and the Subordinated Creditors, will not (without the consent of a majority of the Senior Creditors or unless otherwise permitted under the Intercreditor Agreement) be permitted, while the Senior Credit Facilities are outstanding to (i) demand payment of any Junior Debt of the Restricted Group or Subordinated Debt, (ii) accelerate any Junior Debt of the Restricted Group or Subordinated Debt or otherwise declare any of the Junior Debt of the Restricted Group or Subordinated Debt prematurely due or payable on an event of default or otherwise, (iii) enforce any of the Junior Debt of the Restricted Group or Subordinated Debt by attachment, set off, execution or otherwise, (iv) enforce the Security, (v) petition for, initiate, support or take any steps with a view to any insolvency or any voluntary arrangement or assignment for the benefit of creditors or any similar proceedings involving an Obligor except that nothing in this paragraph will restrict the taking of any such action by the Bridge Creditors or the Notes Creditors against KDG, (vi) sue or bring or support any legal proceedings against any Obligor except for (A) proceedings by the Bridge

Creditors or the Notes Creditors against KDG or solely for injunctive relief or for specific performance or (B) proceedings by the Investors against KDG permitted under the Intercreditor Agreement, (vii) otherwise exercise any remedy for the recovery of any Junior Debt of the Restricted Group or Subordinated Debt or (viii) sue or bring or support proceedings against or make demand on the provider of any of the reports, with certain exceptions.

Despite the limitations on enforcement discussed above, while the Senior Credit Facilities are outstanding, the Bridge Creditors and the Notes Creditors are permitted under the Intercreditor Agreement to take any of the actions that would otherwise be prohibited; provided that (i) payment of the Senior Debt has been accelerated, or liabilities under the Senior Debt have been declared prematurely due and payable or payable on demand, in each case, under the Senior Credit Facilities, or the Senior Creditors have taken any enforcement action under the documentation relating to the Senior Credit Facilities, (ii) certain insolvency, liquidation or reorganization events have occurred with respect to an Obligor or (iii) a period (the “Standstill Period”) of not less than 179 days has elapsed from the date the Senior Agent received an enforcement notice relating to an event of default under the Bridge Facility or the Indenture and such event of default is outstanding at the end of the Standstill Period.

The Intercreditor Agreement requires the Security Agent to give prompt notice to the Bridge Agent and the Note Trustee if the Security Agent is instructed by the Majority Senior Creditors to enforce the security over the partnership interests in KDVS (a “Senior Enforcement”). During the period from the giving of that notice to the date that the Security Agent ceases to use all reasonable commercial efforts to carry out that Senior Enforcement as expeditiously as reasonably practicable having regard for the circumstances:

•       the Security Agent is not permitted to enforce the Security in a manner that would adversely affect such Senior Enforcement; and

•       no Notes Creditor is permitted to give any instructions to the Security Agent to take any enforcement action prohibited by the preceding bullet;

provided that the foregoing will not limit the ability of Notes Creditors to take enforcement action against any other Obligor. The Intercreditor Agreement requires the Security Agent to give prompt notice to the Bridge Agent and the Note Trustee of it ceasing to carry out a Senior Enforcement.

Subordination on insolvency

While the Senior Credit Facilities are outstanding, but after the occurrence of an insolvency event of default in relation to any Obligor, the Junior Debt owed by the insolvent Obligor will be subordinated in right of payment to the Senior Debt and the Hedging Debt and the Investor Debt and the Intercompany Debt owed by the insolvent Obligor will be subordinated in right of payment to debt owed to a Senior Lender, a Hedging Bank, a Bridge Lender or a holder of the Notes.

While the Senior Credit Facilities are outstanding, but after the occurrence of an insolvency event of default in relation to any Obligor, the Junior Creditors and the Subordinated Creditors each irrevocably authorizes the Security Agent to (i) claim, enforce and prove for any Junior Debt of the Restricted Group or Subordinated Debt owed by the insolvent Obligor, (ii) exercise all powers of convening meetings, voting and representation in respect of the Junior Debt of the Restricted Group and Subordinated Debt owed by the insolvent Obligor (except with respect to any holder of the Notes or for meetings of the Bridge Creditors under the Bridge Facility) and the Note Trustee, each Bridge Creditor and Subordinated Creditor will provide all forms of proxy and of representation requested by the Security Agent for that purpose, (iii) file claims and proofs, give receipts and take all such proceedings and do all such things as the Security Agent considers reasonably necessary to recover any Junior Debt of the Restricted Group or Subordinated Debt owed by the Insolvent Obligor and

(iv) receive all payments of or in respect of any Junior Debt of the Restricted Group or Subordinated Debt owed by the insolvent Obligor for application in accordance with “— Application of proceeds.”

To the extent that any of the Junior Debt is discharged by way of set-off (mandatory or otherwise) after the occurrence of an insolvency event of default, the Junior Creditor which benefited from that set-off will be required to pay an amount equal to the amount of its liabilities discharged by that set-off to the Security Agent for application in accordance with the provisions described below under “— Turnover” and “— Application of proceeds.”

If the Security Agent is not entitled or does not take any of the actions referred above, the Note Trustee, the Bridge Creditors and the Subordinated Creditors (i) will each do so promptly when requested by the Security Agent acting on the instructions of an instructing group subject, in the case of the Bridge Creditors and the Notes Creditors only, to the Senior Creditors and Hedging Banks giving an appropriate indemnity for any costs and expenses which may be reasonably incurred by the Bridge Creditors or the Note Trustee as applicable in doing or taking the actions so requested; and (ii) may each do so to the extent permitted by “— Limitations on enforcement.”

Release of the Security and the Guarantee

If a disposal to a person or persons outside the Group of any asset owned by an Obligor over which Security has been created is permitted under the Senior Credit Facilities and the Bridge Facility, then the Security Agent is irrevocably authorized to execute on behalf of each Senior Lender, each Hedging Bank, each Bridge Lender and each Obligor (and at the cost of the relevant Obligor) any release of the Security for the Senior Credit Facilities and the Bridge Facility over that asset if the net proceeds of the disposal are to be applied as provided for in the Senior Credit Facilities and the Bridge Facility. The Security Agent is also irrevocably authorized to execute on behalf of each Senior Lender, each Bridge Lender, each Hedging Bank and each Obligor, if that asset comprises all of the shares or other ownership interests in the capital of any Obligor (or, in the case of KDVS, any of its limited or general partnership interests) held by members of the Group, a release of that Obligor and its subsidiaries from all present and future liabilities (both actual and contingent and including any liability to any other Obligor under the finance documents relating to the Senior Credit Facilities or the finance documents related to the Bridge Facility by way of contribution or indemnity) in its capacity as a Guarantor and not as a Borrower under the finance documents relating to the Senior Credit Facilities or the finance documents related to the Bridge Facility and a release of any Security granted by that Obligor and its subsidiaries over any of their respective assets if the net cash proceeds of the sale or disposal are applied as set forth in “— Application of proceeds.”

The Security Agent is irrevocably authorized to execute on behalf of each holder of the Notes and the Note Trustee any release of the Notes Guarantee and the Notes Security if such release is permitted by, is in accordance with, or has been approved under the finance documents relating to the Notes or the Security is sold pursuant to enforcement action taken by the Security Agent on behalf of the Senior Lenders, the Bridge Lenders and the Hedging Banks if the proceeds of such sale are in the form of cash, the claims and security interests of the Senior Lenders, the Bridge Lenders and the Hedging Banks against KDVS are irrevocably and unconditionally released and either (A) the sale is made pursuant to a public auction or (B) in connection with the sale an internationally recognized investment bank selected by the Security Agent has delivered to the Note Trustee an opinion that the consideration for the sale is fair from a financial point of view after taking into account all relevant circumstances.

If the Senior Debt is refinanced or replaced in accordance with the Intercreditor Agreement (a “Senior Refinancing”) and to the extent the security securing that Senior Debt is released, whether by operation of law or otherwise, in connection with the Senior Refinancing and in order to secure the new Senior Debt on a first ranking basis, the parties have agreed that the Security Agent is authorized by the Note Trustee and the Bridge Creditors to release, and will release, the Notes Security and, if prior to the Bridge Discharge Date, the security securing the Bridge Debt (the “Bridge Security”) on the date on which the Senior Refinancing occurs and will, immediately after security interests are granted in respect of the new Senior Debt, re-take the Notes Security and, if prior to the Bridge Discharge Date, the Bridge Security (in each case, in the form of the Notes Security and Bridge Security in existence immediately prior to the Senior Refinancing) on a second priority basis; provided that following such release and re-taking the Notes Security is not subject to any new hardening period or limitation (excluding any such hardening period or limitation that existed prior to such release and re-taking) which is not also applicable to the Security Interest in favour of the new Senior Debt.

Each Senior Lender, Hedging Bank, Bridge Lender and the Note Trustee will execute such releases as the Security Agent may reasonably require to give effect to the foregoing. No such release will affect the obligations and liabilities of any other Obligor under the Finance Documents.

Subordination of intercompany liabilities

Pursuant to the Intercreditor Agreement, the issuer and certain of its subsidiaries have agreed, prior to the discharge of all liabilities and commitments under the Senior Credit Facilities, to subordinate certain intercompany liabilities to the Senior Credit Facilities and also to the claims of other creditors, including the holders of the Notes and the Note Trustee. Pursuant to the Indenture, the Note Trustee has agreed on behalf of itself and the holders of the Notes that it will permit the payment, prepayment, redemption, acquisition or defeasance of any such liabilities, notwithstanding the terms of the Intercreditor Agreement, if such payment, prepayment, redemption, acquisition or defeasance would be in accordance with the terms of the Indenture, including the covenant described under “Description of the Notes — Certain covenants — Limitation on restricted payments.”

Turnover

If any Hedging Bank, Junior Creditor or Subordinated Creditor receives or recovers a payment in cash or in kind (including by way of set off or combination of accounts) (i) of any of the Hedging Debt which is prohibited by the Intercreditor Agreement, (ii) of any of the Junior Debt or Subordinated Debt which is prohibited by the Intercreditor Agreement or not made in accordance with the provisions described below under “— Application of proceeds” or (iii) on account of the purchase, redemption or acquisition of any Junior Debt or Subordinated Debt which is prohibited by the Intercreditor Agreement, the receiving or recovering Hedging Bank, Junior Creditor or Subordinated Creditor (as the case may be) will promptly notify the Security Agent and each Hedging Bank, Junior Creditor and Subordinated Creditor shall hold any amount on trust for the Security Agent and on demand pay that amount to the Security Agent or if lower, the amount of debt owed to the relevant category of creditor less third party costs and expenses reasonably incurred in recovering such amount, for application by the Security Agent in accordance with the order of priority described under “— Application of proceeds.”

Application of proceeds

All amounts from time to time received pursuant to the provisions described under “— Turnover” or otherwise or recovered by the Security Agent pursuant to the terms of the Senior Credit Facilities or otherwise or in connection with the realization or enforcement of all or any part of the Security in favor of the Senior Credit Facilities, the Bridge Facilities or the Notes will be held by the Security Agent on trust and applied in the following order of priority:

•       First, in payment of the fees, costs, expenses and liabilities (and all interest thereon as provided in the finance documents) of the Security Agent and any receiver, attorney or agent appointed under the security documents or the Intercreditor Agreement;

•       Second, in payment pari passu and pro rata of the balance of the costs and expenses of any Senior Creditor or Hedging Bank in connection with such enforcement;

•       Third, in payment to the Senior Agent for application towards the balance of the Senior Debt and the Hedging Debt pari passu between themselves (excluding certain amounts of Excess Senior Debt and Excess Hedging Debt);

•       Fourth, in payment to the Note Trustee for all amounts payable to the Note Trustee pursuant to any Indenture and guarantee amounts payable thereunder in respect of its fees, expenses and any amount payable to it personally or by way of indemnity;

•       Fifth, in payment of the costs and expenses of any Junior Creditor in connection with such enforcement;

•       Sixth, in payment to the Bridge Agent and Note Trustee and to the representative of any other debt permitted by the Notes and the Senior Credit Facilities to rank pari passu with the Notes Debt, for application towards the balance of the Bridge Debt and Notes Debt and such other debt pari passu between themselves;

•       Seventh, prior to the Bridge Discharge Date, in payment to the Senior Agent for application towards any amounts of Excess Senior Debt and Excess Hedging Debt pari passu between themselves; and

•       Eighth, the payment of the surplus (if any) to the Obligor or other person entitled to it.

DESCRIPTION OF THE NOTES

The Outstanding Notes were issued, and the Exchange Notes will be issued, under an indenture dated as of July 2, 2004 (the “Indenture”), among KDG, KDS, NewKDS, Law Debenture Trust Company of New York, as trustee (the “Trustee”), The Bank of New York, as transfer agent, registrar and principal paying agent, The Bank of New York (Luxembourg) S.A., as transfer agent and paying agent, and Deutsche Bank AG London, as security trustee (the “Security Trustee”). KDS has now been merged into KDG. The security documents referred to below under “— Security” define the terms of the pledges that will secure the Notes. Following the issuance of the Exchange Notes or the effectiveness of a registration statement with respect to the Outstanding Notes, the Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) and the terms of the Exchange Notes or the Outstanding Notes, as applicable, will include those made part of the Indenture by reference to the Trust Indenture Act. The terms of the Notes include those expressly set forth in the Indenture.

The Indenture is unlimited in aggregate principal amount, but the issuance, in the initial offering, of Euro denominated Notes (“Euro Notes”) was limited to €250 million, and the issuance of dollar-denominated Notes (“Dollar Notes”) was limited to $610 million. We may issue an unlimited principal amount of additional notes having identical terms and conditions as any series of the Notes (the “Additional Notes”); provided that if any Additional Notes are not fungible with the Notes for U.S. federal income tax purposes, such Additional Notes will be issued as a separate series under the Indenture and will have a separate CUSIP number or common code or ISIN, as applicable, from the Notes. We will only be permitted to issue Additional Notes in compliance with the covenant restricting the incurrence of indebtedness contained in the Indenture (as described below under “Certain Covenants — Limitation on Indebtedness”). The Notes and, if issued, any Additional Notes will be treated as a single class for all purposes under the Indenture, including with respect to waivers and amendments, except as otherwise specified with respect to each series of Notes. Unless the context otherwise requires, in this “Description of the Notes,” references to the “Notes” include the Outstanding Notes, any Additional Notes and any Exchange Notes.

This “Description of the Notes” is intended to be an overview of the material provisions of the Notes, the Indenture and the Security Documents (as defined below). Since this description of the terms of the Notes is only a summary, you should refer to the Indenture and the Security Documents for complete descriptions of our obligations, and your rights. Copies of the Indenture are available as set forth under “Where You Can Find More Information.”

You will find definitions of certain capitalized terms used in this Description of the Notes under the heading “— Certain Definitions.” For purposes of this Description of the Notes, references to (i) “KDG,” “we,” “our” and “us” refer only to KDG and not to its subsidiaries unless otherwise specified, (ii) “KDS” refers to Kabel Deutschland Vertrieb und Service GmbH & Co. KG as the successor to Kabel Asset GmbH & Co. KG, (iii) “KDV” refers to Kabel Deutschland Verwaltungs GmbH, (iv) “NewKDS” refers to Kabel Asset GmbH & Co. KG (which, after completion of the Asset Step-Up, has become KDVS), (v) KDVSB refers to Kabel Deutschland Vertrieb und Service Beteiligungs GmbH & Co. KG and (vi) KDVSBV refers to Kabel Deutschland Vertrieb und Service Beteiligungs Verwaltungs GmbH.

General

The Notes will, upon issuance:

•       be general senior obligations of KDG;

•       be guaranteed on a senior subordinated basis by NewKDS (as described under “— Ranking and Guarantees”);

•       have the benefit of security in the form of a second-priority pledge of the partnership interests in NewKDS and a second-priority pledge of the shares of KDV (as described below under “ — Security”);

•       rank equally in right of payment with any existing and future senior indebtedness of KDG (including any future borrowings under the Bridge Facility) (and the Euro Notes and the Dollar Notes rank equally with each other);

•       be effectively subordinated to any existing and future secured Indebtedness of KDG and its Subsidiaries to the extent of the value of the assets securing such Indebtedness (unless such assets also secure the Notes on an equal and ratable basis);

•       be effectively subordinated to any existing and future Indebtedness of Subsidiaries of KDG that are not Note Guarantors;

•       mature on July 1, 2014; and

•       be represented by one or more registered Notes in global form, but in certain circumstances may be represented by Definitive Registered Notes (as defined below). See “Book Entry, Delivery and Form.”

The Euro Notes will be issued in minimum denominations of €50,000 and in integral multiples of €1,000. The Dollar Notes will be issued in minimum denominations of $75,000 and in integral multiples of $1,000 in excess of such amount.

Interest

Interest on the Euro Notes accrues at the rate of 10.750% per annum. Interest on the Dollar Notes accrues at the rate of 10.625% per annum. Interest on all series of the Notes:

•       is payable in cash semi-annually in arrears on January 1 and July 1, commencing on January 1, 2007;

•       accrues from the most recent date to which interest has been paid or duly provided for until the principal is due;

•       is payable to the holder of record of that Note on the December 15 and June 15 immediately preceding the related interest payment date; and

•       is computed on the basis of a 360-day year comprised of twelve 30-day months.

The rights of holders of beneficial interests in the Notes to receive the payments of interest on the Notes are subject to applicable procedures of the book-entry depositary and Euroclear and Clearstream, Luxembourg or DTC, as applicable. Whenever in this “Description of the Notes” there is mentioned, in any context, the payment of principal, purchase prices in connection with a purchase of Notes, interest or any other amount payable on or with respect to any of the Notes, that reference shall be deemed to include payment of the additional interest provided for under the Registration Rights Agreement to the extent that, in such context, such additional interest is, was or would be payable.

Methods of Receiving Payments on the Notes

Principal, premium and interest on the Global Notes (as defined below) will be payable at the specified office or agency of one or more Paying Agents; provided that all such payments with respect to Notes represented by one or more Global Notes registered in the name of or held by a nominee of Euroclear and/or Clearstream, Luxembourg or DTC, as applicable, will be made by wire transfer of immediately available funds to the account specified by the Holder or Holders thereof.

Principal, premium and interest on any certificated securities that do not include the global legend set forth in the Indenture (“Definitive Registered Notes”) will be payable at the specified office or agency of one or more Paying Agents in each of the City of London, the Borough of Manhattan, City of New York and Luxembourg, in each case, maintained for such purposes. In addition, interest on the Definitive Registered Notes may be paid by check mailed to the person entitled thereto as shown on the register for the Definitive Registered Notes. See “— Paying Agent and Registrar for the Notes.”

Paying Agent and Registrar for the Notes

KDG will maintain a Paying Agent for the Notes in (i) the City of London, (ii) Luxembourg, for so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require, and (iii) in the Borough of Manhattan, City of New York. KDG will also undertake under the Indenture that it will ensure, to the extent practicable, that it maintains a paying agent in a EU member state that will not be obliged to withhold or deduct tax pursuant to the EU Directive 2003/48/EC regarding the taxation of savings income (the “Directive”). The initial Paying Agents will be The Bank of New York, London Branch, in London, The Bank of New York (Luxembourg) S.A. in Luxembourg and The Bank of New York, New York Branch, in New York.

KDG will also maintain one or more registrars (each, a “Registrar”) with offices in the City of London and a transfer agent in each of (i) the City of London, (ii) for so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require, Luxembourg and (iii) from and after the issuance of any Definitive Registered Notes, in the Borough of Manhattan, City of New York. The initial Registrar will be The Bank of New York, London Branch. The initial transfer agents will be The Bank of New York, London Branch, in London, The Bank of New York (Luxembourg) S.A. in Luxembourg and The Bank of New York, New York Branch, in New York. The Registrar and the transfer agent in London and the transfer agent in each of Luxembourg and New York will maintain a register reflecting ownership of Definitive Registered Notes outstanding from time to time and will make payments on and facilitate transfers of Definitive Registered Notes on behalf of KDG. Each transfer agent shall perform the functions of a transfer agent.

KDG may change any Paying Agent, Registrar or transfer agent for any series of the Notes without prior notice to the Holders of such Notes. However, for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, KDG will publish notice of the change in a Paying Agent, Registrar or transfer agent in a daily newspaper with general circulation in Luxembourg (which is expected to be the Luxemburger Wort). KDG or any of its Subsidiaries may act as Paying Agent or Registrar in respect of any series of Notes.

Transfer and Exchange

The Exchange Notes will initially be represented by one or more global notes in registered form without interest coupons attached (the “Global Notes”).

The Global Notes representing Euro Notes will be deposited with a common depositary for Euroclear and Clearstream, Luxembourg or its nominee and may be transferred only to another nominee of Euroclear and/or Clearstream, Luxembourg, to a successor of Euroclear and/or Clearstream, Luxembourg and/or to a nominee of such successor.

The Global Notes representing Dollar Notes will be deposited with The Bank of New York, New York Branch, as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC, and may be transferred only to another nominee of DTC, to a successor of DTC and/or to a nominee of such successor.

Ownership of interests in the Global Notes (“Book-Entry Interests”) will be limited to persons that have accounts with Euroclear and Clearstream, Luxembourg or DTC, as applicable, or persons that may hold interests through such participants. Ownership of interests in the Book-Entry Interests and transfers thereof will be subject to the restrictions on transfer described more fully under “Book Entry, Delivery and Form.” In addition, transfers of Book-Entry Interests between participants in Euroclear, participants in Clearstream, Luxembourg or participants in DTC will be effected by Euroclear, Clearstream, Luxembourg or DTC, as applicable, pursuant to customary procedures and subject to the applicable rules and procedures established by Euroclear, Clearstream, Luxembourg or DTC, as applicable, and their respective participants.

If Notes in definitive form (“Definitive Registered Notes”) are issued, they will be issued only in minimum denominations of €50,000 or $75,000 principal amount, as the case may be, and integral multiples of €1,000 or $1,000, as the case may be, upon receipt by the applicable Registrar of instructions relating thereto and any certificates, opinions and other documentation required by the Indenture. It is expected that such instructions will be based upon directions received by Euroclear, Clearstream, Luxembourg or DTC, as applicable, from the participant which owns the relevant Book-Entry Interests.

Subject to the restrictions on transfer referred to above, Euro Notes issued as Definitive Registered Notes may be transferred or exchanged, in whole or in part, in minimum denominations of €50,000 in principal amount and integral multiples of €1,000 and Dollar Notes issued as Definitive Registered Notes may be transferred or exchanged, in whole or in part, in minimum denominations of $75,000 in principal amount and integral multiples of $1,000. In connection with any such transfer or exchange, the Indenture will require the transferring or exchanging holder to, among other things, furnish appropriate endorsements and transfer documents, furnish information regarding the account of the transferee at Euroclear, Clearstream, Luxembourg or DTC, where appropriate, furnish certain certificates and opinions, and pay any taxes, duties and governmental charges in connection with such transfer or exchange. Any such transfer or exchange will be made without charge to the Holder, other than any taxes, duties and governmental charges payable in connection with such transfer.

Notwithstanding the foregoing, KDG is not required to register the transfer or exchange of any Notes:

(1)                 for a period of 15 days prior to any date fixed for the redemption of the Notes;

(2)                 for a period of 15 days immediately prior to the date fixed for selection of Notes to be redeemed in part;

(3)                 for a period of 15 days prior to the record date with respect to any interest payment date; or

(4)                 which the Holder has tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer, an Asset Disposition Offer or a Special Repurchase Offer.

KDG and the Trustee will be entitled to treat the Holder of a Note as the owner of it for all purposes.

Ranking and Guarantees

The Notes are general obligations of KDG that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the Notes. The Notes rank equally in right of payment with all existing and future liabilities of KDG that are not so subordinated (including any future borrowings under the Bridge Facility). The Notes will be effectively subordinated to any future secured Indebtedness of KDG to the extent of the value of the assets securing such Indebtedness (unless such assets also secure the Notes on an equal and ratable basis). The Notes have the benefit of a second-priority pledge of the partnership interests in NewKDS and the shares of KDV. These pledges are described below under “— Security.”

The NewKDS Guarantee

NewKDS will irrevocably guarantee (the “NewKDS Guarantee”), as primary obligor and not merely as surety, on a senior subordinated basis, the full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all payment obligations of KDG under the Indenture and the Notes, whether for payment of principal of or interest on or in respect of the Notes, fees, expenses, indemnification or otherwise. The ability to enforce the NewKDS Guarantee is subject to significant restrictions. See “— Subordination of the Note Guarantees.” In addition, the obligations of NewKDS will be limited as necessary under the NewKDS Guarantee to prevent the NewKDS Guarantee from constituting a fraudulent conveyance under applicable law or otherwise to reflect limitations under applicable law, including with respect to maintenance of share capital and other mandatory rules of law applicable to NewKDS’s shareholders and the managing directors of NewKDS and/or its general partner. See “Risk Factors — Risks Relating to the Notes, the Guarantee and the Security.”

The NewKDS Guarantee will:

•       be an unsecured, senior subordinated obligation of NewKDS;

•       be subordinated in right of payment to all existing and future Note Guarantor Senior Indebtedness of NewKDS (including Indebtedness Incurred by NewKDS under the Senior Facilities Agreement);

•       rank pari passu in right of payment with all existing and future Note Guarantor Senior Subordinated Indebtedness of NewKDS;

•       be effectively subordinated to all existing and future secured Indebtedness of NewKDS to the extent of the value of the assets securing such Indebtedness; and

•       rank senior in right of payment to all future Note Guarantor Subordinated Indebtedness of NewKDS.

Payment under the NewKDS Guarantee will be expressly subordinated in right of payment to the payment when due of all Note Guarantor Senior Indebtedness of NewKDS (including Indebtedness Incurred under the Senior Facilities Agreement). As a result of this subordination, holders of Note Guarantor Senior Indebtedness of NewKDS will be entitled to receive full payment on all obligations owed to them before any kind of payment can be made in respect of the NewKDS Guarantee to Holders. See “ — Subordination of the Note Guarantees.” Initially a guarantee was also given by KDS (the “KDS Guarantee”). KDS has now merged with KDG.

NewKDS currently generates all of our operating cash flows and substantially all of our revenue, owns substantially all our assets and is our principal operating subsidiary.

Additional Note Guarantees

KDG may from time to time designate a Restricted Subsidiary as an additional guarantor of the Notes (an “Additional Note Guarantor”) by causing it to issue a guarantee of the Notes. Each Additional Note Guarantor will, jointly and severally, with KDS and NewKDS and each other Additional Note Guarantor, irrevocably Guarantee (each guarantee, an “Additional Note Guarantee”), as primary obligor and not merely as surety, on a senior subordinated basis the full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all payment obligations of KDG under the Indenture and the Notes, whether for payment of principal of or interest on or in respect of the Notes, fees, expenses, indemnification or otherwise. The ability to enforce an Additional Note Guarantee will be subject to significant restrictions. See “— Subordination of the Note Guarantees.” In addition, the obligations of any Additional Note Guarantor will be limited as necessary under its Additional Note Guarantee to prevent that Additional Note Guarantee from constituting a fraudulent conveyance under applicable law or otherwise to reflect limitations under applicable law, including with respect to maintenance of share capital and other mandatory rules of law applicable to such Additional Note Guarantor, the shareholders of such Additional Note Guarantor and the managing directors of such Additional Note Guarantor. The NewKDS Guarantee and/or any Additional Note Guarantee are referred to as “Note Guarantees” and NewKDS and any Additional Note Guarantor are referred to as “Note Guarantors.”

Releases

A Note Guarantee shall be released:

•       upon the sale of all the partnership interests of the applicable Note Guarantor pursuant to an Enforcement Sale;

•       upon the sale or other disposition (including through merger or consolidation) in compliance with the Indenture of the Capital Stock of the relevant Note Guarantor (or any parent company of such Note Guarantor other than KDG or a Parent) following which such Note Guarantor is no longer a Restricted Subsidiary; or

•       upon the defeasance or discharge of the Notes as provided in “— Defeasance” or “— Satisfaction and Discharge,” in each case, in accordance with the terms and conditions of the Indenture.

In addition, if a Note Guarantor is redesignated as an Unrestricted Subsidiary in compliance with the covenant entitled “Certain Covenants — Limitation on Restricted Payments,” the relevant Note Guarantor will be released from all its obligations under its Note Guarantee. A Note Guarantee may also be released in circumstances described under “— Special Tax Repurchase Right.” An Additional Note Guarantee of an Additional Note Guarantor may also be released at the option of KDG if at the date of such release either (i) there is no Indebtedness of such Additional Note Guarantor outstanding which was Incurred after the Issue Date and which could not have been Incurred in compliance with the Indenture if such Additional Note Guarantor had not been designated as an Additional Note Guarantor, or (ii) there is no Indebtedness of such Additional Note Guarantor outstanding which was Incurred after the Issue Date and which could not have been Incurred in compliance with the Indenture as at the date of such release if such Additional Note Guarantor were not designated as an Additional Note Guarantor as at that date. The NewKDS Guarantee will be released if the Step-Up does not occur as provided for in the Senior Facilities Agreement.

The Trustee shall take all necessary actions, including the granting of releases or waivers under the Intercreditor Agreement, to effectuate any release in accordance with these provisions, subject to customary protections and indemnifications.

Subordination of the Note Guarantees

General.   Each of the Note Guarantees is a senior subordinated Guarantee, which means that each such Note Guarantee ranks behind, and is expressly subordinated to, all the existing and future Note Guarantor Senior Indebtedness, including any obligations owed by the relevant Note Guarantor under the Senior Facilities Agreement. The ability to take enforcement action against the Note Guarantors under their Note Guarantees is subject to significant restrictions imposed by the Intercreditor Agreement and the terms of the Note Guarantees, and potentially any Additional Intercreditor Agreements entered into after the Issue Date. For a description of the restrictions imposed by the Intercreditor Agreement, see “Description of Other Indebtedness — Intercreditor Agreement.”

Limitations on Paying the Guarantees.   The Note Guarantors are not permitted to make any payment in respect of principal of, or premium, if any, or interest on, the Notes and may not purchase, redeem or otherwise retire any Notes (collectively, “pay the Note Guarantees”) (other than Trustee Amounts), (i) if two Business Days prior to the date of the payment to be made, there is an outstanding Senior Payment Default under the Senior Facilities Agreement or (ii) if so specified in any other Designated Senior Indebtedness, there is an outstanding Senior Payment Default with respect to such Designated Senior Indebtedness. Without regard to the foregoing, the Note Guarantors are permitted to pay the Note Guarantees if the Majority Senior Creditors agree.

While an event of default under any Designated Senior Indebtedness (a “Payment Blockage Event”) is outstanding, the Note Guarantors are not permitted to pay the Note Guarantees for a period (a “Payment Blockage Period”) commencing on the date on which the facility agent under the Senior Facilities Agreement or the Representative under the applicable Designated Senior Indebtedness serves a notice (a “Stop Notice”) on KDG and the Trustee specifying that a Payment Blockage Event is outstanding and suspending payments on the Note Guarantees until the earliest of:

•       the date 179 days after the giving of the Stop Notice;

•       if a Standstill Period is in effect at the time of delivery of the Stop Notice, the date on which that Standstill Period expires;

•       the date on which the Payment Blockage Event ceases to be outstanding;

•       the date on which the Representative under the applicable Designated Senior Indebtedness acting on the instructions of the requisite lenders under the Designated Senior Indebtedness by notice to KDG and the Trustee, cancels the Stop Notice; or

•       the Senior Discharge Date.

Notwithstanding the provisions described above, unless the holders of Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, the Note Guarantors will be permitted to resume paying the Note Guarantees after the end of such Payment Blockage Period.

Delivery of a Stop Notice by the Representative under any applicable Designated Senior Indebtedness shall be subject to the following additional limitations:

•       no Stop Notice may be served in reliance on a particular Payment Blockage Event under the relevant Designated Senior Indebtedness more than 45 days after the Representative under such Designated Senior Indebtedness receives notice from any obligor under such Designated Senior Indebtedness specifying the event or circumstances concerned and that it is an event of default under such Designated Senior Indebtedness;

•       no more than one Stop Notice may be served with respect to the same particular event or circumstance (whether in relation to the same Payment Blockage Event or not and regardless of the number of facilities constituting Designated Senior Indebtedness);

•       a Stop Notice may not be issued less than 365 days after the service of a prior Stop Notice (or prior to all interest current on the Notes at the time the previous Stop Notice expired having been paid in full); provided that, if any Stop Notice is given within any such 365-day period by or on behalf of any holders of Designated Senior Indebtedness other than Indebtedness under the Senior Facilities Agreement, the facility agent under the Senior Facilities Agreement may give another Stop Notice within such period; provided, further, that in no event may the total number of days for which a Stop Notice is in effect exceed 179 days in the aggregate during any consecutive 365-day period; and

•       no Payment Blockage Event that existed at the date a Stop Notice was given may be the basis of a subsequent Stop Notice, unless such Payment Blockage Event has been cured or complied with for at least 180 consecutive days since the date of issue of the prior Stop Notice (it being acknowledged that any subsequent action or breach of any financial covenant for a period ending after the date of delivery of such initial Stop Notice that gives rise to a Payment Blockage Event under any provision under which a Payment Blockage Event previously existed or was continuing shall constitute a new Payment Blockage Event for this purpose).

Limitation on Enforcement.   Notwithstanding that an Event of Default would enable the Trustee and the Holders to accelerate the maturity of the Notes, the Note Guarantees will provide that, prior to any applicable Senior Discharge Date, to the extent provided in the terms of any Designated Senior Indebtedness, the Intercreditor Agreement (if applicable to such Designated Senior Indebtedness) or the relevant Additional Intercreditor Agreement, the obligations under the Note Guarantees are not due (and no demand may be made on the Note Guarantors other than in respect of Trustee Amounts) until one or more of the following has occurred:

(1)                 payment of such Designated Senior Indebtedness has been accelerated, or liabilities under such Designated Senior Indebtedness have been declared prematurely due and payable or payable on demand, in each case, under such Designated Senior Indebtedness, such Designated Senior Indebtedness is not paid at scheduled maturity or the lenders under such Designated Senior Indebtedness have taken any enforcement action under the finance documents related to such Designated Senior Indebtedness; or

(2)                 (A) any of the following occurs in respect of any obligor under such Designated Senior Indebtedness or any Material Group Subsidiary:

(i)                     it is, or is deemed for the purposes of any applicable law to be, over indebted (Überschuldung) or is unable to pay its debts as they fall due (Zahlungsunfähigkeit) or insolvent;

(ii)                  it admits its insolvency or its inability to pay its debts as they fall due;

(iii)               it suspends making payments on any of its debts or announces an intention to do so;

(iv)               by reason of actual or anticipated financial difficulties, it begins negotiations with any creditor for the rescheduling or restructuring of any of its indebtedness; or

(v)                  a moratorium is declared or instituted in respect of any of its indebtedness;

(B)    (i) except as provided in paragraph (ii) below, any of the following occurs in respect of any obligor under such Designated Senior Indebtedness or any Material Group Subsidiary:

(1)                 any formal or legal step is taken with a view to a moratorium or a composition, assignment or similar arrangement with any of its creditors;

(2)                 a meeting of its shareholders, directors or other relevant officers is convened for the purpose of considering any resolution for, to petition for or to file documents with a court or any registrar for its winding-up, administration or dissolution or for the seeking of relief under any applicable bankruptcy, insolvency, company or similar law or any such resolution is passed;

(3)                 any person presents a petition or files documents with a court or any registrar for its winding-up, administration or dissolution or seeking relief under any applicable bankruptcy, insolvency, company or similar law;

(4)                 an order for its winding-up, administration or dissolution is made or other comparable relief is granted under any applicable bankruptcy, insolvency, company or similar law;

(5)                 any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer is appointed in respect of it or any of its assets; or

(6)                 its shareholders, directors or other relevant officers request the appointment of, or give notice of their intention to appoint, a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer in respect of it or any of its assets;

(ii) paragraph (i) does not apply to a petition or document referred to in paragraph (3) above for winding-up presented by a creditor which is being contested in good faith and with due diligence and is discharged or struck out within fourteen days; or

(C)    (i) except as provided in paragraph (ii) below, any attachment, sequestration, distress, execution or analogous event affects any asset or assets of any obligor under such Designated Senior Indebtedness or any Material Group Subsidiary;

(ii) paragraph (i) does not apply if:

(1)                 the aggregate value of that asset or those assets is less than the Percentage Amount of €2,500,000; or

(2)                 that attachment, sequestration, distress, execution or analogous event is being contested in good faith and with due diligence and is discharged or stayed within fourteen days; or

(D)               there occurs, in relation to any obligor under such Designated Senior Indebtedness or any Material Group Subsidiary, in any jurisdiction to which it or any of its assets are subject, any event which, in the reasonable opinion of the Majority Lenders under such Designated Senior Indebtedness, appears to correspond with any of those mentioned in clauses (A) to (C) (inclusive);

(1)                 provided however, that the foregoing clauses (A) through (D) shall not apply if such event or action has occurred as a result of any action by the Trustee or the Holders, or

(2)                 each of the following has occurred:

(A)                an Event of Default under the Indenture or the Notes has occurred;

(B)               the Trustee has notified KDG and the Representatives under the applicable Designated Senior Indebtedness in writing of such Event of Default;

(C)               a period of not less than 179 days has elapsed from the date of receipt by such Representatives of that notice (a “Standstill Period”); and

(D)               such Event of Default is outstanding at the end of such 179-day period.

Additional information regarding the limitations on enforcement actions contained in the Intercreditor Agreement is set forth under “Description of Other Indebtedness — Intercreditor Agreement.”

Subordination under German Insolvency Law.   In the event of the opening of insolvency proceedings (Insolvenzverfahren) under German law over the assets of KDG or any of its subsidiaries, an insolvency administrator will be appointed. Unless the creditors of the insolvent debtor decide to continue the business of the insolvent debtor or adopt an insolvency plan (Insolvenzplan) in compliance with German insolvency law and provide otherwise therein, the insolvency administrator will be required to liquidate the insolvent debtor which includes the realization of all of its assets and to distribute the realization proceeds to cover the following debt in the following order:

•       the costs of the insolvency proceedings (which encompass the court fees for such proceedings and the remuneration of the preliminary insolvency administrator, the insolvency administrator and the members of the creditors committee);

•       other preferred debt (sonstige Masseverbindlichkeiten) which comprises debt incurred by the insolvency administrator in the course of the insolvency proceedings (including the administration, realization and distribution of the liquidation fund (Masse)), obligations not fully performed under executory contracts (gegenseitiger nicht vollständig erfüller Vertrag) (sec. 103 German Insolvency Code) where the insolvency administrator has elected performance of such contracts, and claims based on an unlawful enrichment of the liquidation fund;

•       all other debt unless subordinated by law;

•       the claims of the subordinated insolvency creditors (nachrangige Insolvenzgläubiger), and within this group of creditors with the following priority:

— interest payable for periods after the opening of the insolvency proceedings;

— the costs of the creditors for their participation in the insolvency proceedings;

— fines, disciplinary penalties and similar claims;

— claims established without consideration of the debtor; and

— claims for repayment of capital replacing shareholder loans or claims to be treated similar to capital replacing shareholder loans; and

•       claims which have contractually been subordinated to all other claims by an agreement between the creditor and the debtor in the case of insolvency proceedings.

Any person that has a right for segregation (Aussonderung) does not participate in the insolvency proceedings; the claim for segregation (such as the claim for re-possession by the legal and beneficial owner of an asset who has leased such asset to the insolvent debtor) has to be enforced in the course of ordinary court proceedings.

Creditors with a right to separate satisfaction (Absonderungsrecht) are creditors who participate in the insolvency proceedings, but at the same time are secured by collateral that constitutes part of the estate. The right of separation allows such secured creditors to claim the proceeds generated on the realization of the collateral up to the amount of their secured claim. Any surplus belongs to the estate. The actual enforcement of secured creditors’ rights depends upon the type of security. Criteria for the distinction of types of security include whether the security relates to real property or movable property, whether the type of security is governed by statutory provisions and whether the creation of the security interest requires possession of the collateral by the creditor.

The insolvency administrator is entitled to realize movable assets if he or she is in possession, and receivables that the debtor has assigned to secure a claim. He or she may deduct costs from the proceeds of such sale plus applicable VAT. The costs amount to 9% of the proceeds of realization according to statutory German insolvency law. The remaining proceeds are to be handed over to the secured creditor up to the amount of his secured claim. If the incurred amounts prove to be actually substantially higher or lower, then the insolvency administrator is entitled to receive these amounts. However, in practice, it is common that higher amounts are agreed between the insolvency administrator and the secured creditors.

A creditor’s right to separate satisfaction may not prevent the insolvency administrator from using an asset that is subject to this right, as long as this asset is needed in order to operate the debtor’s business. However, the insolvency administrator must compensate the creditor by means of regular payments for any loss of value resulting from such use, and to the extent the creditor’s security may be impaired. The realization proceeds will be used to pay off the secured debt; proceeds in excess of the secured debt have to be surrendered to the insolvency administrator. This right is independent from the priority of the secured claims. However, with regard to certain subordinated debt (such as claims for repayment of capital replacing shareholder loans), the security interest must not be realized. To the extent that the realization proceeds do not cover the amount of the secured debt, the secured creditors will participate as normal insolvency creditors (or as subordinated creditors, as the case may be) in the insolvency proceedings.

Please see the section entitled “Risk Factors — Risks Relating to the Notes, the Guarantee and the Security — German insolvency laws may preclude the recovery of payments due under the Notes, the Guarantee or the Security.”

Subordination on the basis of the Intercreditor Agreement.   In general:

•       the lenders under the Senior Facilities Agreement will be entitled, as secured lenders and pursuant to the terms of the Intercreditor Agreement, to payment in full of all amounts outstanding under the Senior Facilities Agreement before the Holders would be entitled to payments under a Note Guarantee of any Note Guarantor; and

•       the Trustee and the Holders will be required, pursuant to the terms of the Intercreditor Agreement, to hold on trust and turn over any amounts they receive in respect of a Note Guarantee (other than Trustee Amounts) to the security agent under the Senior Facilities Agreement until all obligations outstanding under the Senior Facilities Agreement are paid in full; provided, however, that the Trustee shall only be required to turn over any amount if (i) it has actual knowledge that such receipt or recovery is required to be turned over and (ii) it has not distributed any amount so received or recovered to Holders in accordance with the Indenture.

The Security Trustee will be directed to apply such amounts in the manner described under “— Turnover and Application of Proceeds.”

In addition, to the extent that a Note Guarantor Incurs (a) additional Note Guarantor Senior Indebtedness, such Note Guarantor Senior Indebtedness will be entitled to similar ranking in right of payment to such Note Guarantor’s Note Guarantee and may also have the benefit of an Additional Intercreditor Agreement giving effect to such seniority and (b) additional Note Guarantor Senior Subordinated Indebtedness, such Note Guarantor Senior Subordinated Indebtedness will rank equal in right of payment with such Note Guarantor’s Note Guarantee and may also have the benefit of an Additional Intercreditor Agreement giving effect to such ranking.

Turnover and Application of Proceeds.   If, at any time when any Note Guarantor Senior Indebtedness, Note Guarantor Senior Subordinated Indebtedness or any Indebtedness under the Bridge Facility is or may be outstanding, the Trustee or any Holder receives or recovers (a) any payment or distribution of, or on account of or in relation to, any liabilities under the Note Guarantees which is not permitted by the Intercreditor Agreement, (b) any amount by way of set-off in respect of any of such liabilities which does not give effect to a payment permitted by the Intercreditor Agreement, (c) the proceeds of any enforcement of the Security Documents, except in accordance with the provisions of the Intercreditor Agreement relating to the application of proceeds received by the Security Trustee, or (d) any distribution in cash or in kind made as a result of the occurrence of certain events of insolvency in respect of any obligor under the Senior Facilities Agreement, the Trustee or such Holder, as the case may be, will hold that amount on trust for the benefit of the Security Trustee and promptly pay that amount to the Security Trustee (or, in certain circumstances, pay an amount equal to that receipt or recovery to the Security Trustee), in each case, to be held on trust by the Security Trustee for application in accordance with the order of priority specified in the Intercreditor Agreement; provided, however, that the Trustee shall only be required to turn over any amount if (x) it has actual knowledge that such receipt or recovery is required to be turned over and (y) it has not distributed any amount so received or recovered to Holders in accordance with the Indenture. This order of priority requires that all obligations under the Senior Facilities Agreement be fully discharged before any amounts may be distributed in respect of the Notes or the Note Guarantees and further provides that, following the full discharge of obligations under the Senior Facilities Agreement, lenders under the Bridge Facility Agreement (which has been discharged) and Holders share in any amounts which are subject to the Intercreditor Agreement on a pari passu basis. See “Description of Other Indebtedness — Intercreditor Agreement.”

Because of the foregoing subordination provisions, holders of Note Guarantor Senior Indebtedness and other creditors (including trade creditors) of a Note Guarantor may recover disproportionately more than the Holders recover in a bankruptcy or similar proceeding relating to such Note Guarantor. In any such case, there may be insufficient assets, or no assets, remaining to pay the principal of or interest on the Notes. Payments by KDG from the money or the proceeds of Government Obligations held in any defeasance trust pursuant to the provisions described under “— Defeasance” will generally not be subject to the subordination provisions described above. However, the terms of the Senior Facilities Agreement and the Intercreditor Agreement would generally prevent the establishment of any such defeasance trust without the consent of the lenders under the Senior Facilities Agreement.

Please see the sections entitled “Risk Factors — Risks Relating to Our Indebtedness and Our Structure” and “Description of Other Indebtedness.”

Security

General

Our obligations under the Notes and the Indenture will be secured in each case by a second-priority security interest in the partnership interests in KDVS, KDVSB, KDVB(1) and KV(2) and the shares of KDV, KDVSBV and KDVBV(3) created by pledge agreements entered into among KDG and KDVSB, the Security Trustee and the Trustee. The pledge agreement over the interest in KDVS is referred to as the “KDVS Interest Pledge Agreement.” The pledge agreement over the interests in KDVSB is referred to as the “KDVSB Interest Pledge Agreement.” The pledge agreement over the interests in KV is referred to as the “KV Interest Pledge Agreement.” The pledge agreement over the interests in KDVB is referred to as the “KDVB Interest Pledge Agreement.” The pledge agreement over the interests in KV is referred to as the “KV Interest Pledge Agreement.” The pledge agreement over the shares in KDV is referred to us the “KDV Share Pledge Agreement.” The pledge agreement over the shares in KDVBV is referred to as the “KDVBV Share Pledge Agreement” and the pledge agreement over the shares in KDVSBV is referred to as the “KDVSBV Share Pledge Agreement.” The aforementioned pledge agreements are collectively referred to as the “Security Documents.”

The partnership interests in KDVS, KDVSB, KDVB and KV and the shares in KDV, KDVSBV and KDVBV are referred to as the “Collateral.”

Subject to certain conditions, including compliance with the covenant described under “Certain Covenants — Impairment of Security Interest,” KDG is permitted to pledge the Collateral in connection with future issuances of its Indebtedness or Indebtedness of its Restricted Subsidiaries, including any Additional Notes, in each case, permitted under the Indenture and on terms consistent with the relative priority of such Indebtedness. In addition to the release provisions described below, the Security Interest (as defined below) will be released upon the defeasance or discharge of the Notes as provided in “Defeasance” or “Satisfaction and Discharge,” in each case, in accordance with the terms and conditions of the Indenture.

(1) to be defined as Kabel Deutschland Vermögen Beteiligungs GmbH & Co. KG.

(2) to be defined as Kabel Deutschland Vermögen GmbH & Co. KG.

(3) to be defined as Kabel Deutschland Vermögen Beteiligungs Verwaltungs GmbH.

Priority

The relative priority between (a) the lenders under the Senior Facilities Agreement and (b) the Trustee and the Holders under the Indenture with respect to the Collateral and security interest securing obligations under the Notes created by the Security Documents (the “Security Interest”) are established by the terms of the Intercreditor Agreement, the Indenture, the Security Documents and the security documents relating to the Senior Facilities Agreement, which provide that:

(i)     the obligations under the Senior Facilities Agreement are secured by a first-priority interest in the Collateral; and

(ii)     the obligations under the Notes, the Note Guarantees and the Indenture are secured equally and ratably by a second-priority interest in the Collateral.

Please see the sections entitled “Description of Other Indebtedness — Intercreditor Agreement” and “Description of Other Indebtedness — Intercreditor Agreement — Limitations on Enforcement.” In addition, pursuant to Additional Intercreditor Agreements entered into after the Issue Date, the Collateral may be pledged to secure other Indebtedness. See “Certain Covenants — Impairment of Security Interest.”

Security Documents

Under the KDVS Interest Pledge Agreement, KDG and KDVSB will pledge their partnership interests in KDVS. Under the KDVSB Interest Pledge Agreement, KDG will pledge its partnership interest in KDVSB. Under the KDVB Interest Pledge Agreement, KDVS will pledge its partnership interests in KDVB. Under the KV Interest Pledge Agreement, KDVS and KDVB will pledge its partnership interests in KV. Under the KDV Share Pledge Agreement KDG will pledge its shares in KDV and under the KDVSBV Share Pledge Agreement KDG will pledge its shares in KDVSBV. The Security Documents will be entered into among others, KDG, KDVS, KDVSB, KDVB the Trustee and the Security Trustee. To comply with applicable German law requirements, the Security Documents will directly secure a debt obligation owed in parallel to the Notes. When entering into the Security Documents, the Security Trustee will act in its own name, but for the benefit of the Holders from time to time. Under the Intercreditor Agreement, the Security Trustee will also act on behalf of the lenders under the Senior Facilities Agreement in relation to the security interest in favor of such lenders.

The Indenture will provide that, subject to the terms thereof, the Notes and the Indenture will be secured by a second-priority security interest in the Collateral until all obligations under the Notes and the Indenture have been discharged. However, please see the section entitled “Risk Factors — Risks Relating to the Notes, the Guarantee and the Security — You may not be able to enforce, or recover any amounts under, the Guarantee due to restrictions on enforcement contained in German corporate law.”

Each of the Security Documents is governed by German law and provides that the rights with respect to the Notes and the Indenture must be exercised by the Security Trustee. Since the Holders are not a party to the Security Documents, Holders may not, individually or collectively, take any direct action to enforce any rights in their favor under the Security Documents. The Holders may only act through the Security Trustee.

Our German counsel has advised us that there is some uncertainty under German law (i) as to whether obligations owing to beneficial owners of the Notes that are not identified as registered holders in the Security Documents will be validly secured and (ii) as to the validity of any security interest created in favor of the Security Trustee to secure the obligations represented by a parallel obligation. Also, under German law, in the event that KDG or KDVSB enters into insolvency proceedings, the security interests created under the Security Documents or the parallel obligation could be subject to potential challenges by an insolvency administrator (Insolvenzverwalter) or by other creditors of KDG, KDVS , KDVSB or KDVB under rules of avoidance of German insolvency laws (Insolvenzordnung/Anfechtungsgesetz). If any challenge to the validity of the security interests proves successful, the Holders may not be able to recover any amounts under the Security Documents. Please see the section entitled “Risk Factors — Risks Relating to the Notes, the Guarantee and the Security.”

The Security Interest created by the Security Documents will be released (a) so long as there is no Default outstanding under the Indenture or a default outstanding under any other Indebtedness secured by the Collateral, in the event and for so long as, all holders of Senior Indebtedness (including the lenders under the Senior Facilities Agreement) have released their lien on the Collateral or (b) following a Default under the Indenture or a default under any other Indebtedness secured by the Collateral, pursuant to an Enforcement Sale. See “Description of Other Indebtedness — Intercreditor Agreement — Limitations on Enforcement.” In addition, the Security Interests created by the Security Documents will be released in accordance with the Intercreditor Agreement or if the applicable Subsidiary of which such Capital Stock is pledged is redesignated as an Unrestricted Subsidiary in compliance with the section entitled “Certain Covenants — Limitations on Restricted Payments.” The Trustee will agree to any release of the Security Interests created by the Security Documents that is in accordance with the Indenture and the Intercreditor Agreement without requiring any Noteholder consent.

In addition, the Intercreditor Agreement provides that if Indebtedness under the Senior Facilities Agreement is refinanced or replaced in accordance with the Intercreditor Agreement (and the security agent under the Senior Facilities Agreement has released the Lien securing that Indebtedness) and in order to secure the new Senior Indebtedness on a first ranking basis (where such Lien is permitted by the Indenture), on the date on which such refinancing or replacement occurs, the Security Trustee is authorized by the Trustee to release (and the Security Trustee will release) the Lien on the Collateral and will, immediately after such Liens are granted in respect of the new Senior Indebtedness, re-take the Security Interest; provided that following such release and retaking the Security Interest is not subject to any new hardening period or limitation (excluding any such hardening period or limitation that existed prior to such release and retaking) which is not also applicable to the Lien granted in favor of the new Senior Indebtedness.

Enforcement of Security Interest

The Indenture and the Intercreditor Agreement restrict the ability of the Holders or the Trustee to enforce the Security Interest and provide for the release of the Security Interest created by the Security Documents in certain circumstances upon enforcement by the lenders under the Senior Facilities Agreement. These limitations are described under “Description of Other Indebtedness — Intercreditor Agreement.”

In general, the rights of the Security Trustee or the Holders to take enforcement action under the Security Documents with respect to the Collateral are subject to certain standstill provisions similar to those that apply to the Note Guarantees and other limitations on enforcement. The Security Trustee is also limited from taking enforcement actions that would otherwise be permitted under the Intercreditor Agreement with respect to the Collateral if the security agent under the Senior Facilities Agreement has given notice to the Trustee that it is enforcing the Security Interest over the Collateral. Until the security agent for the Senior Facilities Agreement ceases to use all reasonable commercial efforts to enforce the security interest in favor of the lenders under the Senior Facilities Agreement as expeditiously as reasonably practicable having regard for the circumstances (and the security agent for the Senior Facilities Agreement will give prompt notice to the Trustee of its ceasing so to enforce): (a) the Security Trustee may not enforce the Security Interest in a manner that would adversely affect the enforcement process instituted by the security agent for the Senior Facilities Agreement pursuant to instructions of the Majority Senior Creditors; and (b) neither the Holders nor the Trustee may give any instruction to the Security Trustee to take any enforcement action prohibited by clause (a) above.

If the Trustee or any Holder receives proceeds of any enforcement of the Security Interest while the obligations under the Senior Facilities Agreement are outstanding, the Trustee or such Holder, as applicable, will, subject to certain exceptions, turn over such amounts to the Security Trustee to be applied in the order described under “Description of Other Indebtedness — Intercreditor Agreement — Turnover.”

Similar provisions may be included in any Additional Intercreditor Agreement entered into in compliance with “Additional Intercreditor Agreements.”

The Indenture will also provide that each Holder, by accepting a Note, shall be deemed to have agreed to and accepted the terms and conditions of the Intercreditor Agreement and any Additional Intercreditor Agreement.

Optional Redemption

Except as described below and under “Redemption for Taxation Reasons” and “Special Tax Repurchase Right,” the Notes are not redeemable until July 1, 2009. On and after July 1, 2009, KDG may redeem all or, from time to time, a part of the Notes of any series upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest to the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on July 1 of the years indicated below:

Year	Euro Notes	Dollar Notes
2009	105.375%	105.313%
2010	103.583%	103.542%
2011	101.792%	101.771%
2012 and thereafter	100.000%	100.000%

Any such redemption and notice may, in KDG’s discretion, be subject to the satisfaction of one or more conditions precedent.

Prior to July 1, 2007, KDG may on any one or more occasions redeem up to 35% of the original principal amount of the Notes of any series (including the principal amount of any Additional Notes of such series) with funds in an aggregate amount not exceeding the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 110.750% of the principal amount thereof for the Euro Notes and 110.625% of the principal amount thereof for the Dollar Notes, plus accrued and unpaid interest to the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that:

(1)                 at least 65% of the original principal amount of the Notes of the series being redeemed (including the principal amount of any Additional Notes of such series) remains outstanding after each such redemption; and

(2)                 the redemption occurs within 180 days after the closing of such Equity Offering.

Any redemption notice given in respect of the redemption referred to in the preceding paragraph may be given prior to completion of the related Equity Offering, and any such redemption or notice may, at KDG’s discretion, be subject to the satisfaction of one or more conditions precedent, including the completion of the related Equity Offering.

In addition, prior to July 1, 2009, KDG may redeem all or, from time to time, a part of the Notes of any series upon not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium and accrued and unpaid interest to the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). Any such redemption and notice may, at KDG’s discretion, be subject to the satisfaction of one or more conditions precedent.

“Applicable Premium” means the greater of (A) 1% of the principal amount of such Note and (B):

with respect to any Euro Note on any redemption date, the excess (to the extent positive) of:

(1)                 the present value at such redemption date of (i) the redemption price of such Euro Note at July 1, 2009 (such redemption price (expressed in percentage of principal amount) being set forth in the table above under the first paragraph of this section (excluding accrued and unpaid interest)), plus (ii) all required interest payments due on such Euro Note to and including July 1, 2009 (including accrued but unpaid interest), computed upon the redemption date using a discount rate equal to the Bund Rate at such redemption date plus 50 basis points; over

(2)                 the outstanding principal amount of such Euro Note;

and, with respect to any Dollar Note on any redemption date, the excess (to the extent positive) of:

(1)                 the present value at such redemption date of (i) the redemption price of such Dollar Note at July 1, 2009 (such redemption price (expressed in percentage of principal amount) being set forth in the table above under the first paragraph of this section (excluding accrued and unpaid interest)), plus (ii) all required interest payments due on such Dollar Note to and including July 1, 2009 (including accrued but unpaid interest), computed upon the redemption date using a discount rate equal to the Treasury Rate at such redemption date plus 50 basis points; over

(2)                 the outstanding principal amount of such Dollar Note,

in each case, as calculated by KDG or on behalf of KDG by such Person as KDG shall designate.

“Bund Rate” means the yield to maturity at the time of computation of direct obligations of the Federal Republic of Germany (Bunds or Bundesanleihen) with a constant maturity (as officially compiled and published in the most recent financial statistics that have become publicly available at least two Business Days (but not more than five Business Days) prior to the redemption date (or, if such financial statistics are not so published or available, any publicly available source of similar market data selected by KDG in good faith)) most nearly equal to the period from the redemption date to July 1, 2009; provided, however, that if the period from the redemption date to July 1, 2009 is not equal to the constant maturity of a direct obligation of the Federal Republic of Germany for which a weekly average yield is given, the Bund Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of direct obligations of the Federal Republic of Germany for which such yields are given, except that if the period from such redemption date to July 1, 2009 is less than one year, the weekly average yield on actually traded direct obligations of the Federal Republic of Germany adjusted to a constant maturity of one year shall be used.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days (but not more than five Business Days) prior to the redemption date (or, if such statistical release is not so published or available, any publicly available source of similar market data selected by KDG in good faith)) most nearly equal to the period from the redemption date to July 1, 2009; provided, however, that if the period from the redemption date to July 1, 2009 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to July 1, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Notice of redemption will be provided as set forth under “—Selection and Notice” below.

If KDG effects an optional redemption of Notes of a series, it will, for so long as the Notes are listed on the Luxembourg Stock Exchange, inform the Luxembourg Stock Exchange of such optional redemption and confirm the aggregate principal amount of the Notes of that series that will remain outstanding immediately after such redemption.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest will be paid to the Person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to Holders whose Notes will be subject to redemption by KDG.

Sinking Fund

KDG is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes.

Redemption at Maturity

On July 1, 2014, KDG will redeem the Notes that have not been previously redeemed or purchased and canceled at 100% of their principal amount plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Selection and Notice

If less than all of any series of Notes is to be redeemed at any time, the Trustee will select Notes for redemption in compliance with the requirements of the principal securities exchange, if any, on which that series of Notes is listed, and/or in compliance with the requirements of Euroclear, Clearstream, Luxembourg or DTC, as applicable, or if that series of Notes is not so listed or such exchange prescribes no method of selection and the Notes are not held through Euroclear, Clearstream, Luxembourg or DTC, as applicable, or Euroclear, Clearstream, Luxembourg or DTC, as applicable, prescribes no method of selection, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion deems fair and appropriate (and in such manner as complies with applicable legal and exchange requirements); provided, however, that no Note of €50,000 (in the case of Euro Notes) or $75,000 (in the case of Dollar Notes) in aggregate principal amount or less shall be redeemed in part.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. In the case of a Definitive Registered Note, a new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. In the case of a global Note, an appropriate notation will be made on such Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice, Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Redemption for Taxation Reasons

KDG may redeem any series of Notes in whole as to such series, but not in part, at any time upon giving not less than 30 nor more than 60 days’ notice to the Holders of the relevant series of Notes (which notice will be irrevocable) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) and all Additional Amounts (see “Withholding Taxes”), if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if any, if KDG determines in good faith that, as a result of:

(1)                 any change in, or amendment to, the law or treaties (or any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction (as defined below) affecting taxation; or

(2)                 any change in position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”),

KDG, with respect to the Notes, or any Note Guarantor, with respect to a Note Guarantee, as the case may be, is, or on the next interest payment date in respect of the relevant series of Notes would be, required to pay any Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to KDG or such Note Guarantor (including, for the avoidance of doubt, the appointment of a new Paying Agent or, where such payment would be reasonable, the payment through KDG or a Note Guarantor). In the case of KDG, KDS or NewKDS, the Change in Tax Law must become effective on or after the date of the offering memorandum distributed in connection with the private offering of the Outstanding Notes (the “Offering Memorandum”). In the case of an Additional Note Guarantor, or any successor of any Person specified in the preceding sentence, the Change in Tax Law must become effective on or after the date that such Person became a Note Guarantor or such a successor. Notice of redemption for taxation reasons will be published in accordance with the procedures described under “— Selection and Notice.” Notwithstanding the foregoing, no such notice of redemption will be given (a) earlier than 90 days prior to the earliest date on which the Payor (as defined below) would be obliged to make such payment of Additional Amounts and (b) unless at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. Prior to the publication or mailing of any notice of redemption of any series of Notes pursuant to the foregoing, KDG will deliver to the Trustee (a) an Officer’s Certificate stating that it is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to its right so to redeem have been satisfied and (b) an opinion of an independent tax counsel of recognized standing to the effect that the circumstances referred to above exist. The Trustee will accept such Officer’s Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it will be conclusive and binding on the Holders.

Withholding Taxes

All payments made by KDG, any Note Guarantor or a successor of any of the foregoing (each, a “Payor”) on the Notes or the Note Guarantees will be made free and clear of and without withholding or deduction for, or on account of, any Taxes unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1)                 Germany or any political subdivision or governmental authority thereof or therein having power to tax;

(2)                 any jurisdiction from or through which payment on the Notes or any Note Guarantee is made, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(3)                 any other jurisdiction in which the Payor is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax (each of clause (1), (2) and (3), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the Notes, including payments of principal, redemption price, interest or premium, if any, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the Holders or the Trustee, as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), will not be less than the amounts which would have been received in respect of such payments on the Notes in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable for or on account of:

(1)                 any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over the relevant holder, if the relevant holder is an estate, nominee, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or holding of such Note or the receipt of any payment in respect thereof;

(2)                 any Taxes that would not have been so imposed if (i) the holder of the Note had made a declaration of non-residence or any other claim or filing for exemption to which it is entitled (provided that (x) such declaration of non-residence or other claim or filing for exemption is required by the applicable law of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold all or a part of any such Taxes and (y) at least 30 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption is required under the applicable law of the Relevant Taxing Jurisdiction, the relevant holder at that time has been notified in writing by the Payor or any other person through whom payment may be made that a declaration of non-residence or other claim or filing for exemption is required to be made); or (ii) in the case of Taxes imposed by or on behalf of Germany or any political subdivision or governmental authority thereof or therein having the power to tax (each of the foregoing a “German Taxing Jurisdiction”), the holder of the Note had provided such other evidence as is reasonably necessary to enable the Payor or any other person through whom payment may be made to determine the residence of the holder (provided that (x) such determination of residence is necessary under the applicable laws of the German Taxing Jurisdiction to determine the application of the exemption from the requirement to deduct or withhold all or a part of any such Taxes and (y) at least 30 days prior to the first payment date with respect to which such determination is required under the applicable law of the German Taxing Jurisdiction, the relevant holder at that time has been notified in writing by the Payor or any other person through whom payment may be made that such evidence must be provided);

(3)                 any Taxes that are payable otherwise than by withholding from a payment of the principal of, premium, if any or interest, if any, on the Notes or under any Note Guarantee;

(4)                 any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or other governmental charge;

(5)                 any Taxes that are required to be deducted or withheld on a payment to an individual pursuant to the Directive or any law implementing, or introduced in order to conform to, such Directive;

(6)                 except in the case of the liquidation, dissolution or winding-up of the Payor, any Taxes imposed in connection with a Note presented for payment by or on behalf of a Holder or beneficial owner who would have been able to avoid such Tax by presenting the relevant Note to, or otherwise accepting payment from, another paying agent in a member state of the EU; or

(7)                 any combination of the above.

Such Additional Amounts will also not be payable (x) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Note for payment (where presentation is required) within 30 days after the relevant payment was first made available for payment to the Holder or (y) where, had the beneficial owner of the Note been the Holder of the Note, such beneficial owner would not have been entitled to payment of Additional Amounts by reason of any of clauses (1) to (7) inclusive above.

The Payor will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Payor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies to the Trustee. Such copies shall be made available to the Holders upon request and will be made available at the offices of the Luxembourg Paying Agent if the Notes are then listed on the Luxembourg Stock Exchange. The Payor will attach to each certified copy a certificate stating (x) that the amount of withholding Taxes evidenced by the certified copy was paid in connection with payments in respect of the principal amount of Notes then outstanding and (y) the amount of such withholding Taxes paid per €1,000 principal amount of the Euro Notes or per $1,000 principal amount of the Dollar Notes, as the case may be.

If any Payor will be obligated to pay Additional Amounts under or with respect to any payment made on the Notes, at least 30 days prior to the date of such payment, the Payor will deliver to the Trustee an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts to Holders on the relevant payment date (unless such obligation to pay Additional Amounts arises less than 45 days prior to the relevant payment date, in which case the Payor may deliver such Officer’s Certificate as promptly as practicable after the date that is 30 days prior to the payment date).

Wherever in the Indenture, the Notes, any Note Guarantee or this Description of the Notes there are mentioned, in any context:

(1)                 the payment of principal,

(2)                 purchase prices in connection with a purchase of Notes,

(3)                 interest, or

(4)                 any other amount payable on or with respect to any of the Notes or any Note Guarantee,

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Payor will pay any present or future stamp, court or documentary taxes, or any other excise, property or similar taxes, charges or levies that arise in any jurisdiction from the execution, delivery, registration or enforcement of any Notes, the Indenture, the Security Documents or any other document or instrument in relation thereto (other than a transfer of the Notes) excluding any such taxes, charges or similar levies imposed by any jurisdiction that is not a Relevant Taxing Jurisdiction, and the Payor agrees to indemnify the Holders for any such taxes paid by such Holders. The foregoing obligations will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor or any Note Guarantor is organized or any political subdivision or taxing authority or agency thereof or therein.

Change of Control

If a Change of Control occurs, subject to the terms of the covenant described under this heading “Change of Control,” each Holder will have the right to require KDG to repurchase all of such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that KDG shall not be obliged to repurchase Notes as described under this heading, “Change of Control,” in the event and to the extent that it has unconditionally exercised its right to redeem all of the Notes as described under “Optional Redemption” or all conditions to such redemption have been satisfied or waived.

Unless KDG has unconditionally exercised its right to redeem all the Notes as described under “Optional Redemption” or all conditions to such redemption have been satisfied or waived, no later than the date that is 30 days after any Change of Control, KDG will mail a notice (the “Change of Control Offer”) to each Holder, with a copy to the Trustee,

(1)                 stating that a Change of Control has occurred or may occur and that such Holder has the right to require KDG to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2)                 stating the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”);

(3)                 describing the circumstances and relevant facts regarding the transaction or transactions that constitute the Change of Control;

(4)                 describing the procedures determined by KDG, consistent with the Indenture, that a Holder must follow in order to have its Notes repurchased; and

(5)                 if such notice is mailed prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control.

On the Change of Control Payment Date, if the Change of Control shall have occurred, KDG will, to the extent lawful:

(1)                 accept for payment all Notes properly tendered pursuant to the Change of Control Offer;

(2)                 deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes so tendered;

(3)                 deliver or cause to be delivered to the Trustee an Officer’s Certificate stating the Notes or portions of Notes being purchased by KDG in the Change of Control Offer;

(4)                 deliver, or cause to be delivered, to the principal Paying Agent the Global Notes in order to reflect thereon the portion of such Notes or portions thereof that have been tendered to and purchased by KDG; and

(5)                 deliver, or cause to be delivered, to the relevant Registrar for cancellation all Definitive Registered Notes accepted for purchase by KDG.

If any Definitive Registered Notes have been issued, the Paying Agent will promptly mail to each Holder of Definitive Registered Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder of Definitive Registered Notes a new Note equal in principal amount to the unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount that is at least €50,000 or $75,000, as the case may be, and an integral multiple of €1,000 or $1,000, as the case may be.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that KDG repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. The existence of a Holder’s right to require KDG to repurchase such Holder’s Notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire KDG or its Subsidiaries in a transaction that would constitute a Change of Control.

KDG will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by KDG and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

KDG will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, KDG will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of the conflict.

KDG’s ability to repurchase Notes issued by it pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would require a mandatory prepayment of Indebtedness under the Senior Facilities Agreement and the Bridge Facility Agreement. In addition, certain events that may constitute a change of control under the Senior Facilities Agreement and under the Bridge Facility Agreement and require a mandatory prepayment of Indebtedness under such agreements may not constitute a Change of Control under the Indenture. Future Indebtedness of KDG or its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require KDG to repurchase the Notes could cause a default under, or require a repurchase of, such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on KDG. Finally, KDG’s ability to pay cash to the holders upon a repurchase may be limited by KDG’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, the terms of the Senior Facilities Agreement and the Intercreditor Agreement may (and other Indebtedness and any Additional Intercreditor Agreement may) prohibit KDG’s prepayment of the Notes or any payment by NewKDS on the NewKDS Guarantee or the ability of NewKDS or KDG’s other Subsidiaries to fund any such payments before the scheduled maturity of the Notes. Consequently, if KDG is not able to prepay the Indebtedness outstanding under the Senior Facilities Agreement and any such other Indebtedness containing similar restrictions or obtain requisite consents, KDG will be unable to fulfill its repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture. A default under the Indenture would result in a cross-default under the Senior Facilities Agreement and the Bridge Facility Agreement.

The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of KDG and its Restricted Subsidiaries taken as a whole to specified other Persons. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require KDG to make an offer to repurchase the Notes as described above.

The provisions of the Indenture relating to KDG’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of holders of a majority in outstanding principal amount of the Notes.

Acquisition Termination Repurchase Offer

Not later than the 10th Business Day following the earlier of (a) the date on which the first Acquisition Termination Event occurs (which was September 20, 2004) and (b) December 31, 2004 if not all Acquisitions have closed by such date, KDG was required to commence an offer (the “Acquisition Termination Repurchase Offer”), in accordance with the procedures set forth in the Indenture, made to all Holders to purchase all Notes of such Holders at a price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) to the date fixed for such purchase, by mailing the notice required pursuant to the terms of the Indenture. KDG was required to purchase all Notes properly tendered for purchase pursuant to the Acquisition Termination Repurchase Offer on the date 30 days from the date on which notice of the Acquisition Termination Repurchase Offer was mailed. No such Notes were tendered.

Special Tax Repurchase Right

In the event of a Thin Capitalization Event, KDG and its Restricted Subsidiaries may with notice to the Trustee and the Holders in accordance with the terms of the Indenture, within 30 days of the occurrence of such Thin Capitalization Event, elect to cause a release (a “Release”) of any Note Guarantee (but not, for the avoidance of doubt, the Security Documents) to the extent (but only to the extent) that, based upon an Opinion of Counsel from an independent tax counsel of nationally recognized standing in the Federal Republic of Germany, it determines in good faith that such

Release is necessary to remedy the loss of deductibility that triggered the Thin Capitalization Event. KDG shall provide the Trustee with an Officer’s Certificate stating that it is relying upon such ground in releasing such Note Guarantee.

KDG will commence an offer (the “Special Repurchase Offer”) in accordance with the procedures set forth in the Indenture within 10 Business Days of any Release made to all Holders of Notes to repurchase all of such Notes at a price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) to the date fixed for such repurchase, by mailing the notice required pursuant to the terms of the Indenture. KDG will purchase all Notes properly tendered for purchase pursuant to a Special Repurchase Offer. Unless a later date is required by applicable law, the date of purchase shall be not earlier than 30 days nor later than 60 days from the date on which notice of the Special Repurchase Offer is mailed.

KDG will comply, to the extent applicable, with the requirements of Section 14(e) under the Exchange Act and any other securities laws or regulations in connection with the repurchase of the Notes pursuant to the Special Repurchase Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, KDG will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Special Repurchase Offer provisions of the Indenture by virtue of the conflict. If so designated by KDG, any Restricted Subsidiary or Affiliate of KDG may conduct the Special Repurchase Offer, including payment of the appropriate consideration upon the tender to such Restricted Subsidiary or Affiliate of Notes.

So long as there are any outstanding borrowings or undrawn commitments under the Senior Facilities Agreement, the Intercreditor Agreement prohibits payments in respect of the Note Guarantees and dividends and other distributions, including payments that might be made in respect of a Special Repurchase Offer, other than in respect of scheduled interest and in certain other circumstances. See “Description of Other Indebtedness — Intercreditor Agreement.” Consequently, the provision of funds to KDG to fund a repurchase of Notes in a Special Repurchase Offer prior to the repayment in full of all amounts due under the Senior Facilities Agreement would normally constitute a default under the Senior Facilities Agreement. These limitations will not, however, eliminate the obligation of KDG to effect a Special Repurchase Offer in the circumstances described above, which will be absolute and unconditional. Accordingly, a failure to commence or consummate a Special Repurchase Offer will result in an Event of Default under the Indenture.

Certain Covenants

Limitation on Indebtedness

KDG will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that KDG or any Note Guarantor or any Finance Subsidiary may Incur Indebtedness and any Restricted Subsidiary may Incur Indebtedness other than Public Debt (subject to the third paragraph of this covenant, other than a Guarantee of Public Debt of KDG, a Note Guarantor or a Finance Subsidiary) if on the date of such Incurrence and after giving pro forma effect thereto (including pro forma application of the proceeds thereof), the Consolidated Leverage Ratio for KDG and its Restricted Subsidiaries is less than 5.50 to 1.00 if the date of such Incurrence is prior to the 18-month anniversary of the Issue Date, or (y) 5.00 to 1.00 if the date of such Incurrence is on or after the 18-month anniversary of the Issue Date.

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1)

(a)                 Indebtedness Incurred pursuant to any Credit Facility (other than the Bridge Facility) (including in respect of letters of credit or bankers’ acceptances issued or created thereunder), and any Refinancing Indebtedness in respect thereof and, subject to the third paragraph of this covenant, Guarantees in respect of such Indebtedness in a maximum aggregate principal amount at any time outstanding not exceeding (i) the Senior Facilities Amount plus (ii) in the case of any refinancing of any Credit Facility or any portion thereof, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancing, plus (iii)(A) in the event none of the Acquisitions are consummated, €100 million, (B) in the event all the Acquisitions are consummated, €150 million and (C) in the event some but not all the Acquisitions are consummated, €100 million plus (x) €20 million, in the event that the ish Acquisition is consummated, (y) €15 million, in the event that the KBW Acquisition is consummated and (z) €15 million, in the event that the iesy Acquisition is consummated less (iv) the aggregate amount of all scheduled principal repayments and all mandatory prepayments of principal resulting from the receipt of proceeds of an asset sale or excess cashflow, in each case, of Indebtedness Incurred under the Senior Facilities Agreement under this clause (1)(a), in each case, permanently reducing the commitments thereunder; and

(b)                Indebtedness Incurred (i) by KDG under the Bridge Facility, (ii) by KDG or any Issuer under Bridge Exchange Notes pursuant to the Bridge Facility Agreement, (iii) by KDG or any Issuer under Take-Out Securities pursuant to the Bridge Facility Agreement, (iv) by KDG or any Issuer under any other debt securities or other Indebtedness Incurred to refinance Indebtedness Incurred by KDG under the Bridge Facility in accordance with sub-clause (i) or issued in lieu of the Incurrence of Indebtedness under the Bridge Facility (provided that such Indebtedness shall rank pari passu with, or be expressly subordinated in right of payment to, the Notes), (v) by KDS or NewKDS under Guarantees in respect of the obligations of KDG under Indebtedness described in sub-clauses (i) to (iv), (vi) by KDG under Guarantees in respect of the obligations of an Issuer under Indebtedness described in sub-clause (ii), (iii), (iv) or (vii) and (vii) as Refinancing Indebtedness in respect of Indebtedness described in sub-clauses (i) to (iv) above, in an aggregate principal amount outstanding at any time under this clause (1)(b) not in excess of the Bridge Facility Amount (provided that all Guarantees Incurred under sub-clause (v) or (vi) shall rank pari passu with, or be expressly subordinated in right of payment to, the Note Guarantee or the Notes, as applicable);

(2)

(a)                 any Guarantees by KDG of Indebtedness of any Restricted Subsidiary so long as the Incurrence of Indebtedness by such Restricted Subsidiary is permitted under the terms of the Indenture;

(b)                Guarantees by any Restricted Subsidiary of Indebtedness of KDG or any other Restricted Subsidiary so long as the Incurrence of such Indebtedness is permitted under the terms of the Indenture; or

(c)                 without limiting the covenant described under “Certain Covenants — Limitation on Liens,” Indebtedness of KDG or any Restricted Subsidiary arising by reason of any

Lien granted by or applicable to such Person securing Indebtedness of KDG or any Restricted Subsidiary so long as the Incurrence of such Indebtedness is permitted under the terms of the Indenture;

(3)                 Indebtedness of KDG owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by KDG or any Restricted Subsidiary; provided, however, that:

(a)                 any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than KDG or a Restricted Subsidiary of KDG; and

(b)                any sale or other transfer of any such Indebtedness to a Person other than KDG or a Restricted Subsidiary of KDG,

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by KDG or such Restricted Subsidiary, as the case may be; provided, further, that, if a Restricted Subsidiary that is not a Note Guarantor owns or holds such Indebtedness and KDG or any Note Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full of all obligations with respect to the Notes or such Note Guarantor’s Note Guarantee, as the case may be, or is a Working Capital Intercompany Loan;

(4)                 Indebtedness represented by: (a) the Notes (other than any Additional Notes) and any Exchange Notes and any “parallel debt” obligations created under the Intercreditor Agreement or the Security Documents in respect thereof; (b) Note Guarantees and any “parallel debt” obligations created under the Intercreditor Agreement or the Security Documents in respect thereof; (c) the Security Documents; (d) any Indebtedness (other than the Indebtedness described in clauses (1) and (3)) outstanding on the Issue Date; (e) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (4) or clause (5) (but, with respect to clause 5(a), excluding any Indebtedness in excess of €50 million), (7) or (11) or Incurred pursuant to the first paragraph of the description of this covenant; and (f) any Management Advances;

(5)

(a)                 Indebtedness of any Target and its Subsidiaries outstanding on the closing date of the applicable Acquisition; provided that such Indebtedness does not exceed, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (5)(a) and then outstanding, €50 million in the aggregate or such Indebtedness is discharged or repaid or refinanced in accordance with this covenant within 120 days of the closing date of the relevant Acquisition; and

(b)                Indebtedness of any Person Incurred and outstanding on the date on which such Person becomes a Restricted Subsidiary of KDG or another Restricted Subsidiary or is merged, consolidated, amalgamated or otherwise combined with (including pursuant to any acquisition of assets and assumption of related liabilities) KDG or any Restricted Subsidiary (other than Indebtedness Incurred (i) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by KDG or a Restricted Subsidiary or (ii) otherwise in connection with or contemplation of such acquisition); provided, however, with respect to this clause 5(b), that at the time of such acquisition or other transaction (x) KDG would have been able to Incur €1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (5)(b) or (y) the Consolidated Leverage Ratio would not be greater than it was immediately prior to giving effect to such acquisition or other transaction;

(6)                 Indebtedness under Currency Agreements, Interest Rate Agreements and Commodity Hedging Agreements entered into for bona fide hedging purposes of KDG or its Restricted Subsidiaries and not for speculative purposes (as determined in good faith by the Board of Directors or senior management of KDG);

(7)                 Indebtedness represented by Capitalized Lease Obligations or Purchase Money Obligations, and in each case any Refinancing Indebtedness in respect thereof, in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (7) and then outstanding, will not exceed at any time outstanding (a) in the event none of the Acquisitions are consummated, the greater of €100 million and 5% of Total Assets, (b) in the event all the Acquisitions are consummated, the greater of €175 million and 3.5% of Total Assets and (c) in the event some but not all the Acquisitions are consummated, the greater of €100 million plus (x) €35 million, in the event that the ish Acquisition is consummated, (y) €30 million, in the event that the KBW Acquisition is consummated and (z) €10 million, in the event that the iesy Acquisition is consummated and a percentage of Total Assets equal to the Relevant Percentage Asset Amount;

(8)                 Indebtedness Incurred in respect of (a) workers’ compensation claims, self-insurance obligations, performance, surety, judgment, appeal, advance payment, customs, VAT or other tax guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by KDG or a Restricted Subsidiary or relating to liabilities or obligations Incurred in the ordinary course of business, (b) letters of credit, bankers’ acceptances or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business and (c) the financing of insurance premiums in the ordinary course of business;

(9)                 Indebtedness arising from agreements of KDG or a Restricted Subsidiary providing for customary guarantees, indemnification, obligations in respect of earnouts or other adjustments of purchase price or, in each case, similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets or Person or any Capital Stock of a Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring or disposing of such business or assets or such Subsidiary for the purpose of financing such acquisition or disposition); provided that the maximum liability of KDG and its Restricted Subsidiaries in respect of all such Indebtedness shall at no time exceed the gross proceeds, including the fair market value of non-cash proceeds (measured at the time received and without giving effect to any subsequent changes in value), actually received by KDG and its Restricted Subsidiaries in connection with such disposition;

(10)          Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of Incurrence;

(11)          Indebtedness of KDG and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with any Refinancing Indebtedness in respect thereof and the principal amount of all other Indebtedness Incurred pursuant to this clause (11) and then outstanding, will not exceed (a) in the event none of the Acquisitions are consummated, the greater of €125 million and 5% of Total Assets, (b) in the event all the

Acquisitions are consummated, the greater of €200 million and 3.5% of Total Assets and (c) in the event some but not all the Acquisitions are consummated, the greater of €125 million plus (x) €35 million, in the event that the ish Acquisition is consummated, (y) €30 million, in the event that the KBW Acquisition is consummated and (z) €10 million, in the event that the iesy Acquisition is consummated and a percentage of Total Assets equal to the Relevant Percentage Asset Amount; and

(12)          Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing.

Notwithstanding anything to the contrary in this covenant, no Restricted Subsidiary that is a Significant Subsidiary shall Guarantee (or, in the case of any Target, shall Incur) any Indebtedness under the Senior Facilities Agreement or any Indebtedness of KDG or a Note Guarantor unless such Restricted Subsidiary is or becomes an Additional Note Guarantor on the date on which such other Guarantee is Incurred and, if applicable, executes and delivers to the Trustee a supplemental indenture in the form attached to the Indenture pursuant to which such Restricted Subsidiary will provide an Additional Note Guarantee; provided, however, that such Restricted Subsidiary shall not be obligated to become an Additional Note Guarantor to the extent and for so long as the Incurrence of such Additional Note Guarantee could reasonably be expected to give rise to or result in: (1) any violation of applicable law; (2) any liability for the officers, directors or (except in the case of a Restricted Subsidiary that is a partnership) shareholders of such Restricted Subsidiary (or, in the case of a Restricted Subsidiary that is a partnership, directors or shareholders of the partners of such partnership); or (3) any cost, expense, liability or obligation (including with respect to any Taxes) other than reasonable out of pocket expenses and other than reasonable expenses incurred in connection with any governmental or regulatory filings required as a result of, or any measures pursuant to clause (1) undertaken in connection with, such Guarantee, which in any case under any of clauses (1), (2) and (3) cannot be avoided through measures reasonably available to KDG or the Restricted Subsidiary; provided, further, that any Person that becomes a Restricted Subsidiary after the Issue Date will not be required to become an Additional Note Guarantor for so long as KDG is not, in the ordinary course, able to prepare or obtain financial statements (and related auditors’ reports and consents) of such Person that are required by applicable law, rule or regulation to be included in any required filing with a legal or regulatory authority (provided that (a) such Person shall not have Guaranteed any Public Debt of KDG or any of its Restricted Subsidiaries and (b) KDG shall use its reasonable efforts to prepare or obtain any such financial statements). Notwithstanding anything to the contrary contained herein, the provisos to the immediately preceding sentence shall not apply to the Targets or any Subsidiary of a Target, which Subsidiary is a Significant Subsidiary.

Notwithstanding anything to the contrary contained in this “Limitation on Indebtedness,” any Indebtedness Incurred under the Bridge Facility, any Bridge Exchange Notes, any Take-Out Securities, any other debt securities or other Indebtedness Incurred to refinance Indebtedness Incurred under the Bridge Facility or issued in lieu of the Incurrence of Indebtedness under the Bridge Facility and any Refinancing Indebtedness that is Public Debt Incurred in respect of any of the foregoing, in each case, to finance any Acquisition, the Acquisition Termination Repurchase Offer or a distribution specified in clause (16) of the third paragraph of the covenant described under “Limitation on Restricted Payments” shall be Indebtedness that is permitted to be Incurred under clause (1)(b) of the second paragraph of this “Limitation on Indebtedness.”

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1)                 in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, KDG, in its sole discretion, will classify, and may from time to time reclassify, such item of

Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses;

(2)                 all Indebtedness outstanding on the date of the Indenture under the Senior Facilities Agreement or the Bridge Facility shall be deemed initially Incurred on the Issue Date under clause (1) of the second paragraph of the description of this covenant and not the first paragraph or clause (4)(d) of the second paragraph of the description of this covenant, and may not be reclassified pursuant to clause (1) of this paragraph;

(3)                 Guarantees of, or obligations in respect of letters of credit, bankers’ acceptances or other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(4)                 if obligations in respect of letters of credit, bankers’ acceptances or other similar instruments are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to clause (1), (7) or (11) of the second paragraph above or the first paragraph above and the letters of credit, bankers’ acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included;

(5)                 the principal amount of any Disqualified Stock of KDG or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(6)                 Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(7)                 the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined on the basis of GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of the covenant described under this “Certain Covenants — Limitation on Indebtedness.” The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount, or liquidation preference thereof, in the case of any other Indebtedness.

If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of KDG as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under the covenant described under this “Certain Covenants — Limitation on Indebtedness,” KDG shall be in Default of this covenant).

For purposes of determining compliance with any Euro-denominated restriction on the Incurrence of Indebtedness, the Euro Equivalent of the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of Indebtedness Incurred under a revolving credit facility; provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than euros, and such refinancing would cause the applicable Euro-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Euro-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; (b) the Euro Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if and for so long as any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal and interest on such Indebtedness, the amount of such Indebtedness, if denominated in euros, will be the amount of the principal payment required to be made under such Currency Agreement and, otherwise, the Euro Equivalent of such amount plus the Euro Equivalent of any premium which is at such time due and payable but is not covered by such Currency Agreement.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that KDG may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

KDG will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1)                 declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving KDG or any of its Restricted Subsidiaries) except:

(a)                 dividends or distributions payable in Capital Stock of KDG (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of KDG; and

(b)                dividends or distributions payable to KDG or a Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to holders of its Capital Stock other than KDG or another Restricted Subsidiary on no more than a pro rata basis, measured by value);

(2)                 purchase, redeem, retire or otherwise acquire for value any Capital Stock of KDG or any direct or indirect Parent of KDG held by Persons other than KDG or a Restricted Subsidiary of KDG (other than in exchange for Capital Stock of KDG (other than Disqualified Stock));

(3)                 purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness or Note Guarantor Subordinated Indebtedness (other than (a) any such purchase, repurchase, redemption, defeasance or other acquisition or retirement in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement and (b) any Indebtedness Incurred pursuant to clause (3) of the second paragraph of the covenant described under “Certain Covenants — Limitation on Indebtedness”) or any Subordinated Shareholder Funding; or

(4)                 make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) are referred to herein as a “Restricted Payment”), if at the time KDG or such Restricted Subsidiary makes such Restricted Payment:

(a)                 a Default shall have occurred and be continuing (or would result immediately thereafter therefrom); or

(b)                KDG is not able to Incur an additional €1.00 of Indebtedness pursuant to the first paragraph under the “Certain Covenants — Limitation on Indebtedness” covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

(c)                 the aggregate amount of such Restricted Payment and all other Restricted Payments made subsequent to the Issue Date (and not returned or rescinded) (including Permitted Payments permitted below by clauses (6), (11), (12) and (18) of the second succeeding paragraph, but excluding all other Restricted Payments permitted by the second succeeding paragraph) would exceed the sum of (without duplication):

(i)                     50% of Consolidated Net Income for the period (treated as one accounting period) from the first day of the first fiscal quarter commencing after the Issue Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which internal consolidated financial statements of KDG are available (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii)                  100% of the aggregate Net Cash Proceeds, and fair market value (as determined in accordance with the next succeeding paragraph) of property or assets, received by KDG from the issue or sale of its Capital Stock (other than Disqualified Stock or Designated Preference Shares) or Subordinated Shareholder Funding subsequent to the Issue Date or otherwise contributed to the equity (other than through the issuance of Disqualified Stock or Designated Preference Shares) of KDG subsequent to the Issue Date (other than (w) Net Cash Proceeds or property or assets received from an issuance or sale of such Capital Stock to a Restricted Subsidiary or an employee stock ownership plan or trust established by KDG or any Subsidiary of KDG for the benefit of its employees to the extent funded by KDG or any Restricted Subsidiary, (x) Net Cash Proceeds or marketable securities to the extent that any Restricted Payment has been made from such proceeds in reliance on clause (6) of the second succeeding paragraph, (y) Excluded Contributions and (z) amounts contributed to the equity of KDG or as Subordinated Shareholder Funding to finance the Acquisitions);

(iii)               100% of the aggregate Net Cash Proceeds, and the fair market value (as determined in accordance with the next succeeding paragraph) of property or assets, received by KDG or any Restricted Subsidiary from the issuance or sale (other than to KDG or a Restricted Subsidiary of KDG or an employee stock ownership plan or trust established by KDG or any Subsidiary of KDG for the benefit of its employees to the extent funded by KDG or any Restricted Subsidiary) by KDG or any Restricted Subsidiary subsequent to the Issue Date of any Indebtedness that has been converted into or exchanged for Capital Stock of KDG (other than Disqualified Stock or Designated Preference Shares) or Subordinated Shareholder Funding (plus the amount of any cash, and the fair market value (as determined in accordance with the next succeeding paragraph) of property or assets, received by KDG or any Restricted Subsidiary upon such conversion or exchange);

(iv)               the amount equal to the net reduction in Restricted Investments made by KDG or any of its Restricted Subsidiaries resulting from:

(A)                repurchases, redemptions or other acquisitions or retirements of any such Restricted Investment, proceeds realized upon the sale or other disposition to a Person other than KDG or a Restricted Subsidiary of any such Restricted Investment, repayments of loans or advances or other transfers of assets (including by way of dividend, distribution, interest payments or returns of capital) to KDG or any Restricted Subsidiary; or

(B)               the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued, in each case, as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by KDG or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount, in each case under this clause (iv), was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included in Consolidated Net Income for purposes of the preceding clause (i) to the extent that it is (at KDG’s option) included under this clause (iv); and

(v)                  the amount of the cash and fair market value (as determined in accordance with the next succeeding paragraph) of property or assets received by KDG or any of its Restricted Subsidiaries in connection with:

(A)                the sale or other disposition (other than to KDG or a Restricted Subsidiary or an employee stock ownership plan or trust established by KDG or any Subsidiary of KDG for the benefit of its employees to the extent funded by KDG or any Restricted Subsidiary) of Capital Stock of an Unrestricted Subsidiary of KDG; and

(B)               any dividend or distribution made by an Unrestricted Subsidiary to KDG or a Restricted Subsidiary;

provided, however, that no amount will be included in Consolidated Net Income for purposes of the preceding clause (i) to the extent that it is (at KDG’s option) included under this clause (v); provided, further, however, that such amount shall not exceed the amount included in the calculation of the amount of Restricted Payments.

The fair market value of property or assets other than cash covered by the preceding sentence shall be the fair market value thereof as determined in good faith by KDG and:

(A)                for property or assets so determined to have a fair market value in excess of €15 million, the fair market value shall be set forth in an Officer’s Certificate; or

(B)               for property or assets so determined to have a fair market value in excess of €30 million, the fair market value shall be set forth in a resolution approved by at least a majority of the Board of Directors of KDG attached to an Officer’s Certificate.

The foregoing provisions will not prohibit any of the following (collectively, “Permitted Payments”):

(1)                 any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock, Designated Preference Shares, Subordinated Shareholder Funding, Subordinated Indebtedness or Note Guarantor Subordinated Indebtedness made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of KDG (other than Disqualified Stock or Designated Preference Shares), Subordinated Shareholder Funding or a substantially concurrent contribution to the equity (other than through the issuance of Disqualified Stock or Designated Preference Shares or through an Excluded Contribution) of KDG; provided, however, that to the extent so applied, the Net Cash Proceeds, or fair market value (as determined in accordance with the preceding sentence) of property or assets, from such sale of Capital Stock or Subordinated Shareholder Funding or such contribution will be excluded from clause (c)(ii) of the preceding paragraph;

(2)                 any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Note Guarantor Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, Refinancing Indebtedness permitted to be Incurred pursuant to the covenant described under “Certain Covenants — Limitation on Indebtedness” above;

(3)                 any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Preferred Stock of KDG or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Preferred Stock of KDG or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under “Certain Covenants — Limitation on Indebtedness” above, and that in each case, constitutes Refinancing Indebtedness;

(4)                 any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Note Guarantor Subordinated Indebtedness:

(a)                 from Net Available Cash to the extent permitted under “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” below;

(b)                to the extent required by the agreement governing such Subordinated Indebtedness or Note Guarantor Subordinated Indebtedness, following the occurrence of a Change of Control (or other similar event described therein as a “change of control”), but only if KDG shall have first complied with the terms described under “Change of Control” and purchased all Notes tendered pursuant to the offer to repurchase all the Notes required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness or Note Guarantor Subordinated Indebtedness; or

(c)                 consisting of Acquired Indebtedness;

(5)                 any dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision;

(6)                 so long as no Default or Event of Default has occurred and is continuing (or would result from), the purchase, repurchase, redemption, defeasance or other acquisition, cancellation or retirement for value of Capital Stock of KDG, any Restricted Subsidiary or any Parent (including any options, warrants or other rights in respect thereof) and loans, advances, dividends or distributions by KDG to any Parent to permit any Parent to purchase, repurchase, redeem, defease or otherwise acquire, cancel or retire for value Capital Stock of KDG, any Restricted Subsidiary or any Parent (including any options, warrants or other rights in respect thereof), or payments to purchase, repurchase, redeem, defease or otherwise acquire, cancel or retire for value Capital Stock of KDG, any Restricted Subsidiary or any Parent (including any options, warrants or other rights in respect thereof), in each case from Management Investors; provided that such payments, loans, advances, dividends or distributions do not exceed an amount (net of repayments of any such loans or advances) equal to (1) €15 million, plus (2) €7.5 million multiplied by the number of calendar years that have commenced since the Issue Date, plus (3) the Net Cash Proceeds received by KDG since the Issue Date (including through receipt of proceeds from the issuance or sale of its Capital Stock to a Parent) from, or as a contribution to the equity (in each case under this clause (3), other than through the issuance of Disqualified Stock or Designated Preference Shares) of KDG from, the issuance or sale to Management Investors of Capital Stock (including any options, warrants or other rights in respect thereof), to the extent such Net Cash Proceeds are not included in any calculation under clause (c)(ii) of the first paragraph describing this covenant;

(7)                 the declaration and payment of dividends to holders of any class or series of Disqualified Stock, or of any Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of the covenant described under “Certain Covenants — Limitation on Indebtedness” above;

(8)                 purchases, repurchases, redemptions, defeasance or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise of stock options, warrants or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof;

(9)                 dividends, loans, advances or distributions to any Parent or other payments by KDG or any Restricted Subsidiary in amounts equal to:

(a)                 the amounts required for any Parent to pay any Parent Expenses or any Related Taxes;

(b)                the amounts which constitute, or are payment in respect of, a surrender of group relief actually utilized by KDG or any Restricted Subsidiary;

(c)                 the amounts payable pursuant to any Tax Sharing Agreement; and

(d)                amounts constituting payments (i) of fees and expenses Incurred in connection with the Transactions or the offering of the Outstanding Notes or disclosed in the Offering Memorandum or (ii) owed to Affiliates, in each case to the extent permitted by the covenant described under “Certain Covenants — Limitation on Affiliate Transactions;”

(10)          so long as no Default or Event of Default has occurred and is continuing (or would result from), the declaration and payment by KDG of, or loans, advances, dividends or distributions to any Parent to pay, dividends on the common stock or common equity interests of KDG or any Parent following a Public Offering of such common stock or common equity interests, in an amount not to exceed in any fiscal year the greater of (a) 6% of the Net Cash Proceeds received by KDG from such Public Offering or contributed to the equity (other than through the issuance of Disqualified Stock or Designated Preference Shares or through an Excluded Contribution) of KDG and (b) following the Initial Public Offering, an amount equal to the greater of (i) the greater of (A) 7% of the Market Capitalization and (B) 7% of the IPO Market Capitalization; provided that after giving pro forma effect to such loans, advances, dividends or distributions, the Consolidated Leverage Ratio shall be equal to or less than 4.00 to 1.00 and (ii) the greater of (A) 5% of the Market

Capitalization and (B) 5% of the IPO Market Capitalization; provided that after giving pro forma effect to such loans, advances, dividends or distributions, the Consolidated Leverage Ratio shall be equal to or less than 4.50 to 1.00;

(11)          so long as no Default or Event of Default has occurred and is continuing (or would result from), Restricted Payments (including loans or advances) in an aggregate amount outstanding at any time not to exceed (a) in the event none of the Acquisitions are consummated, €60 million, (b) in the event all the Acquisitions are consummated, €100 million and (c) in the event some but not all the Acquisitions are consummated, €60 million plus (x) €20 million, in the event that the ish Acquisition is consummated, (y) €10 million, in the event that the KBW Acquisition is consummated and (z) €10 million, in the event that the iesy Acquisition is consummated;

(12)          payments by KDG, or loans, advances, dividends or distributions to any Parent to make payments, to holders of Capital Stock of KDG or any Parent in lieu of the issuance of fractional shares of such Capital Stock, not to exceed €500,000 in the aggregate;

(13)          dividends or other distributions of Capital Stock, Indebtedness or other securities of Unrestricted Subsidiaries;

(14)   Investments in an aggregate amount outstanding at any time not to exceed the aggregate cash amount of Excluded Contributions, or consisting of non-cash Excluded Contributions, or Investments in exchange for or using as consideration Investments previously made under this clause (14);

(15)   payments contemplated by clauses (5) and (7) of the definition of “Transactions;”

(16)   the declaration and payment of any dividend or other distribution, the making of any loan or the repayment or prepayment of any amount outstanding under any shareholder loan from Parent to KDG, in each case, where such payments are made in cash, by KDG to Parent (a) in the event that none of the Acquisitions are completed, in an amount not in excess of €475 million, (b) in the event that some but not all the Acquisitions are completed and the Designated Amount is positive, in an amount such that the amount of all such payments minus the amount contributed to the equity of KDG or as Subordinated Shareholder Funding as required under the Senior Facilities Agreement to fund the purchase price for the Acquisitions that have completed is less than or equal to the Designated Amount and (c) in the event that all the Acquisitions are completed, in an amount equal to zero; provided that any such payments may only be made after the date on which the Sale and Purchase Agreement is terminated or the closing date occurs in respect of each Acquisition;

(17)   payment of any Receivables Fees and purchases of Receivables Assets pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing;

(18)

(a)                 the declaration and payment of dividends to holders of any class or series of Designated Preference Shares of KDG issued after the Issue Date; and

(b)                the declaration and payment of dividends to any Parent or any Affiliate thereof, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preference Shares of such Parent issued after the Issue Date;

provided, however, that the amount of all dividends declared or paid pursuant to this clause (18) shall not exceed the Net Cash Proceeds received by KDG or the aggregate amount contributed in cash to the equity (other than through the issuance of Disqualified Stock or an Excluded Contribution or, in the case of Designated Preference Shares by Parent or an Affiliate, the issuance of Designated Preference Shares) of KDG, as applicable, from the issuance or sale of such Designated Preference Shares; and

(19)   to the extent Parent has made a Target Cash Investment, Restricted Payments to Parent in an aggregate amount outstanding at any time not to exceed the aggregate amount of such Target Cash Investments not to exceed the amount of Target Cash acquired on the closing date of the Acquisition of the relevant Target Group.

Notwithstanding anything to the contrary herein, neither KDG nor any Restricted Subsidiary prior to the date of a Public Offering that is an Initial Public Offering (x) shall be permitted to make any Restricted Payment that is not a Permitted Payment to the extent that the ability to make such Restricted Payment depends on the amount specified in clause (c)(i) of the first sentence of the covenant described under this “Limitation on Restricted Payments” exceeding zero or (y) shall be permitted to make any Restricted Payment which will be, or the funds from which Restricted Payment will be, paid, distributed or loaned, directly or indirectly, in reliance on clause (11) of the third paragraph of the covenant described under this “Limitation on Restricted Payments” to any Permitted Holder, any Related Person of any Permitted Holder or any Affiliate of any Permitted Holder, KDG or any Subsidiary of KDG, unless, in the case of each of clauses (x) and (y), after giving pro forma effect to such Restricted Payment the Consolidated Leverage Ratio shall be less than 4.25 to 1.00.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by KDG or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount, and the fair market value of any non-cash Restricted Payment shall be determined conclusively by the Board of Directors of KDG acting in good faith.

Limitation on Liens

KDG will not, and will not permit any Note Guarantor to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of a Restricted Subsidiary of KDG), whether owned on the date of the Indenture or acquired after that date, or any interest therein or any income or profits therefrom, which Lien is securing any Indebtedness (such Lien, the “Initial Lien”), unless contemporaneously with the Incurrence of such Initial Lien effective provision is made to secure the Indebtedness due under the Indenture and the Notes or, in respect of Liens on any Note Guarantor’s property or assets, such Note Guarantor’s Note Guarantee, equally and ratably with (or (a) on a second-priority basis if such Indebtedness is Senior Indebtedness or Note Guarantor Senior Indebtedness or (b) prior to, in the case of Liens with respect to Subordinated Indebtedness or Note Guarantor Subordinated Indebtedness, as the case may be) the Indebtedness secured by such Initial Lien for so long as such Indebtedness is so secured. Any such Lien thereby created in favor of the Notes will be automatically and unconditionally released and discharged upon (i) the release and discharge of the Initial Lien to which it relates, (ii) any sale, exchange or transfer to any Person other than KDG or any Note Guarantor of the property or assets secured by such Initial Lien or (iii) upon the defeasance or discharge of the Notes in accordance with the Indenture.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

KDG will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(A)                pay dividends or make any other distributions in cash or otherwise on its Capital Stock or pay any Indebtedness or other obligations owed to KDG or any Restricted Subsidiary;

(B)               make any loans or advances to KDG or any Restricted Subsidiary; or

(C)               sell, lease or transfer any of its property or assets to KDG or any Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill requirements to) loans or advances made to KDG or any Restricted Subsidiary to other Indebtedness Incurred by KDG or any Restricted Subsidiary, shall not be deemed to constitute such an encumbrance or restriction.

The provisions of the preceding paragraph will not prohibit:

(1)    any encumbrance or restriction pursuant to any Credit Facility, the Intercreditor Agreement, the Security Documents, the Indenture, any Notes, any Bridge Exchange Notes, any Take-Out Securities or any other agreement or instrument, in each case, in effect at or entered into on the Issue Date or, with respect to any Target and its Subsidiaries, as in effect on the Issue Date or entered into prior to the closing date of the relevant Acquisition to the extent not prohibited by the applicable Sale and Purchase Agreement as in effect on the Issue Date (but without giving effect to any provision thereof permitting the relevant Target to suspend its obligations thereunder);

(2)    any encumbrance or restriction pursuant to an agreement or instrument of a Person or relating to any Capital Stock or Indebtedness of a Person, entered into on or before the date on which such Person was acquired by or merged, consolidated or otherwise combined with or into KDG or any Restricted Subsidiary, or on which such agreement or instrument is assumed by KDG or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by KDG or was merged, consolidated or otherwise combined with or into KDG or any Restricted Subsidiary entered into or in connection with such transaction) and outstanding on such date; provided that, for the purposes of this clause (2), if another Person is the Successor Company (as defined below), any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by KDG or any Restricted Subsidiary when such Person becomes the Successor Company;

(3)    any encumbrance or restriction pursuant to an agreement or instrument effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise refinances, an agreement or instrument referred to in clause (1) or (2) of this paragraph or this clause (3) (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an agreement referred to in clause (1) or (2) of this paragraph or this clause (3); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or instrument are no less favorable in any material respect to the Holders taken as a whole than the encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such refinancing or amendment, supplement or other modification relates (as determined in good faith by KDG);

(4)    any encumbrance or restriction:

(a)                 that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any lease, license or other contract;

(b)                (i) by virtue of any transfer of, or agreement to transfer, option or right with respect to, or Lien (permitted under the Indenture) on, any property or assets of KDG or any Restricted Subsidiary (but only to the extent of the assets subject to such transfer, agreement to transfer, option or Lien) or (ii) contained in mortgages, pledges or other security agreements permitted under the Indenture or securing Indebtedness of KDG or a Restricted Subsidiary permitted under the Indenture to the extent such encumbrances or restrictions restrict the transfer of the property or assets subject to such mortgages, pledges or other security agreements; or

(c)                 pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of KDG or any Restricted Subsidiary;

(5)    any encumbrance or restriction pursuant to Purchase Money Obligations, Capitalized Lease Obligations and SLA Agreements permitted under the Indenture, in each case, that impose encumbrances or restrictions on the property so acquired;

(6)    any encumbrance or restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition to a Person of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(7)    customary provisions in leases, joint venture agreements and other agreements and instruments entered into in the ordinary course of business;

(8)    encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order, or required by any regulatory authority;

(9)    any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business;

(10)   any encumbrance or restriction pursuant to Currency Agreements, Interest Rate Agreements or Commodity Hedging Agreements;

(11)   any encumbrance or restriction arising pursuant to an agreement or instrument (a) relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “Certain Covenants — Limitation on Indebtedness” if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Holders of the Notes than the encumbrances and restrictions contained in the Senior Facilities Agreement and the Intercreditor Agreement, in each case, as in effect on the Issue Date (as determined in good faith by KDG), or (b) constituting an Additional Intercreditor Agreement entered into in compliance with the covenant described under “Additional Intercreditor Agreements” below; or

(12)   restrictions effected in connection with a Qualified Receivables Financing that, in the good faith determination of the Board of Directors of KDG, are necessary or advisable to effect such Qualified Receivables Financing.

Limitation on Sales of Assets and Subsidiary Stock

KDG will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1)    KDG or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors of KDG whose determination shall be conclusive (including as to the value of non-cash consideration), of the shares and assets subject to such Asset Disposition (including, for the avoidance of doubt, if such Asset Disposition is a Permitted Asset Swap);

(2)    in any such Asset Disposition, or series of related Asset Dispositions, (except to the extent the Asset Disposition is a Permitted Asset Swap) at least 75% of the consideration from such Asset Disposition (excluding any consideration by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise, other than Indebtedness) received by KDG or such Restricted Subsidiary, as the case may be, is in the form of cash, Cash Equivalents or Temporary Cash Investments; and

(3)    an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by KDG or such Restricted Subsidiary, as the case may be:

a.                     to the extent KDG or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Senior Indebtedness or Indebtedness of a Restricted Subsidiary), (i) to prepay, repay or purchase Senior Indebtedness, Note Guarantor Senior Indebtedness or Indebtedness of a Restricted Subsidiary that is not a Note Guarantor (in each case, other than Indebtedness owed to KDG or any Restricted Subsidiary), within 365 days from the later of (A) the date of such Asset Disposition and (B) the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), KDG or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; or (ii) to prepay, repay or purchase Pari Passu Indebtedness at a price of no more than 100% of the principal amount of such Pari Passu Indebtedness plus accrued and unpaid interest to the date of such prepayment, repayment or purchase; provided that KDG shall redeem, repay or repurchase Pari Passu Indebtedness only if KDG makes (at such time or subsequently in compliance with this covenant) an offer to the Holders of Notes to purchase their Notes in accordance with the provisions set forth below for an Asset Disposition Offer for an aggregate principal amount of Notes at least equal to the proportion that (x) the total aggregate principal amount of Notes outstanding bears to (y) the sum of the total aggregate principal amount of Notes outstanding plus the total aggregate principal amount outstanding of such Pari Passu Indebtedness; or

b.                    to the extent KDG or such Restricted Subsidiary elects, to invest in or commit to invest in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by KDG or another Restricted Subsidiary) within 365 days from the later of (i) the date of such Asset Disposition and

(ii) the receipt of such Net Available Cash; provided, however, that any such reinvestment in Additional Assets made pursuant to a definitive binding agreement or a commitment approved by the Board of Directors of KDG that is executed or approved within such time will satisfy this requirement, so long as such investment is consummated within 180 days of such 365th day;

provided that, pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) above, KDG and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture.

Any Net Available Cash from Asset Dispositions that is not applied or invested or committed to be applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” On the 366th day after an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds €25 million, KDG will be required to make an offer (“Asset Disposition Offer”) to all holders of Notes and, to the extent KDG elects, to all holders of other outstanding Pari Passu Indebtedness, to purchase the maximum principal amount of Notes and any such Pari Passu Indebtedness to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in respect of the Notes in an amount equal to (and, in the case of any Pari Passu Indebtedness, an offer price of no more than) 100% of the principal amount of the Notes and Pari Passu Indebtedness plus accrued and unpaid interest, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Indebtedness, as applicable, in each case in minimum denominations of €50,000 and in integral multiples of €1,000 (in the case of Euro Notes) or in minimum denominations of $75,000 and in integral multiples of $1,000 (in the case of Dollar Notes), as the case may be.

To the extent that the aggregate amount of Notes and Pari Passu Indebtedness so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, KDG may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of the Notes surrendered in any Asset Disposition Offer by holders thereof and other Pari Passu Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Excess Proceeds shall be allocated among the Notes and Pari Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Indebtedness, by lot or by such other method as the Trustee in its sole discretion deems fair and appropriate (and in such manner as complies with applicable legal and exchange requirements). For the purposes of calculating the principal amount of any such Indebtedness not denominated in euros, such Indebtedness shall be calculated by converting any such principal amounts into their Euro Equivalent determined as of a date selected by KDG that is within the Asset Disposition Offer Period (as defined below). Upon completion of any Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

Any Net Available Cash payable in respect of the Notes pursuant to this covenant will be apportioned between the Euro Notes and the Dollar Notes in proportion to the respective aggregate principal amounts of Euro Notes and Dollar Notes validly tendered and not withdrawn, based upon the Euro Equivalent of such principal amount of Dollar Notes determined as of a date selected by KDG that is within the Asset Disposition Offer Period. To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than the currency in which the relevant Notes are denominated, the amount thereof payable in respect of such Notes shall not exceed the net amount of funds in the currency in which such Notes are denominated that is actually received by KDG upon converting such portion into such currency.

The Asset Disposition Offer, in so far as it relates to the Notes, will remain open for a period of not less than 20 Business Days following its commencement (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), KDG will purchase the principal amount of Notes and, to the extent it elects, Pari Passu Indebtedness required to be purchased by it pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Pari Passu Indebtedness validly tendered in response to the Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, KDG will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Pari Passu Indebtedness or portions of Notes and Pari Passu Indebtedness so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Indebtedness so validly tendered and not properly withdrawn, in each case in minimum denominations of €50,000 or $75,000 (in the case of Dollar Notes), as the case may be, and in integral multiples of €1,000 (in the case of Euro Notes) or $1,000 (in the case of Dollar Notes), as the case may be. KDG will deliver to the Trustee an Officer’s Certificate stating that such Notes or portions thereof were accepted for payment by KDG in accordance with the terms of this covenant. KDG or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of Notes an amount equal to the purchase price of the Notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by KDG for purchase, and KDG will promptly issue a new Note (or amend the applicable Global Note), and the Trustee, upon delivery of an Officer’s Certificate from KDG, will authenticate and mail or deliver (or cause to be transferred by book entry) such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount that is in minimum denominations of €50,000 or $75,000 (in the case of Dollar Notes), as the case may be, and in integral multiples of €1,000 (in the case of Euro Notes) or $1,000 (in the case of Dollar Notes) as the case may be. Any Note not so accepted will be promptly mailed or delivered (or transferred by book entry) by KDG to the holder thereof.

For the purposes of clause (2) of the first paragraph of this covenant, the following will be deemed to be cash:

(1)                 the assumption by the transferee of Indebtedness of KDG (other than Subordinated Indebtedness of KDG) or Indebtedness of a Restricted Subsidiary (other than Note Guarantor Subordinated Indebtedness) and the release of KDG or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition;

(2)                 securities, notes or other obligations received by KDG or any Restricted Subsidiary of KDG from the transferee that are converted by KDG or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(3)                 Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that KDG and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(4)                 consideration consisting of Indebtedness of KDG (other than Subordinated Indebtedness) or any Restricted Subsidiary (other than Note Guarantor Subordinated Indebtedness); and

(5)                 any Designated Non-Cash Consideration received by KDG or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this covenant that is at that time outstanding, not to exceed 10% of Total Assets at the time of the receipt of such Designated Non-Cash Consideration (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

KDG will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, KDG will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

Limitation on Affiliate Transactions

KDG will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of KDG (an “Affiliate Transaction”) unless:

(1)    the terms of such Affiliate Transaction taken as a whole are not materially less favorable to KDG or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate;

(2)    in the event such Affiliate Transaction involves an aggregate consideration in excess of €10 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors; and

(3)    in the event such Affiliate Transaction involves an aggregate consideration in excess of €50 million, KDG has received a written opinion (a “Fairness Opinion”) from an Independent Financial Advisor (as determined by KDG in good faith) that such Affiliate Transaction is fair, from a financial standpoint, to KDG and its Restricted Subsidiaries or is not materially less favorable than those that could reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate.

Any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in clause (2) of this paragraph if such Affiliate Transaction is approved by a majority of the Disinterested Directors.

The provisions of the preceding paragraph will not apply to:

(1)    any Restricted Payment permitted to be made pursuant to the covenant described under “Certain Covenants — Limitation on Restricted Payments,” any Permitted Payments (other than clause (9)(d)), any Permitted Investment or any transaction specifically excluded from the definition of the term “Restricted Payment;”

(2)    any issuance or sale of Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar agreement and other compensation arrangements, options, warrants or other rights to purchase Capital Stock of KDG or any Parent, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultants’ plans (including valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) and/or indemnities provided on behalf of officers, employees, directors or consultants approved by the Board of Directors of KDG, in each case in the ordinary course of business;

(3)    any Management Advances;

(4)    any transaction between or among KDG and/or any Restricted Subsidiary (or entity that becomes a Restricted Subsidiary as a result of such transaction), or between or among Restricted Subsidiaries or any Receivables Subsidiary;

(5)    the payment of reasonable fees and reimbursement of expenses to, and customary indemnities and employee benefit and pension expenses provided on behalf of, directors, officers, consultants or employees of KDG, any Restricted Subsidiary of KDG or any Parent (whether directly or indirectly and including through any Person owned or controlled by any of such directors, officers or employees);

(6)    the entry into and performance of obligations of KDG or any of its Restricted Subsidiaries under the terms of, any transaction arising out of and any payments pursuant to, any agreement or instrument in effect as of or on the Issue Date, or with respect to any Target and its Subsidiaries, agreements or instruments entered into in the ordinary course of business in effect as of the Issue Date or entered into prior to the closing date of the relevant Acquisition to the extent permitted by the provisions of the applicable Sale and Purchase Agreement as in effect on the Issue Date (but without giving effect to any provision thereof permitting the relevant Target to suspend its obligations thereunder), as these agreements and instruments may be amended, modified, supplemented, extended, renewed or refinanced from time to time in accordance with the other terms of this covenant or to the extent not disadvantageous to the Holders in any material respect;

(7)    execution, delivery and performance of any Tax Sharing Agreement;

(8)    transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to KDG or the relevant Restricted Subsidiary in the reasonable determination of the Board of Directors of KDG or the senior management of KDG or the relevant Restricted Subsidiary, as applicable, or are on terms no less favorable than those that could reasonably have been obtained at such time from an unaffiliated party;

(9)    any transaction in the ordinary course of business between or among KDG or any Restricted Subsidiary and any Affiliate of KDG controlled by KDG that is an Unrestricted Subsidiary or a joint venture or similar entity that would constitute an Affiliate Transaction solely because KDG or a Restricted Subsidiary owns an equity interest in or otherwise controls such Unrestricted Subsidiary, joint venture or similar entity;

(10)   any surrender of group relief or payment in respect thereof;

(11)   issuances or sales of Capital Stock (other than Disqualified Stock or Designated Preference Shares) of KDG or options, warrants or other rights to acquire such Capital Stock or Subordinated Shareholder Funding; provided that the interest rate and other financial terms of such Subordinated Shareholder Funding are approved by a majority of the members of the Board of Directors in their reasonable determination;

(12)   (a) payments by KDG or any Restricted Subsidiary to any Permitted Holder (whether directly or indirectly, including through any Parent) of annual management, consulting, monitoring or advisory fees and related expenses in an aggregate amount not to exceed €5 million per year and (b) customary payments by KDG or any Restricted Subsidiary to any Permitted Holder (whether directly or indirectly, including through any Parent) for financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments in respect of this clause (b) are approved by a majority of the Board of Directors in good faith or (c) payments which are otherwise disclosed in the Offering Memorandum under “Certain Relationships and Related Party Transactions;”

(13)   payment to any Permitted Holder of all reasonable out of pocket expenses incurred by such Permitted Holder in connection with its direct or indirect investment in KDG and its Subsidiaries;

(14)   any transaction effected as part of a Qualified Receivables Financing; and

(15)   any transaction with an officer or director in the ordinary course of business not involving more than €100,000 in any one instance.

Reports

Notwithstanding that KDG may not be subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, for so long as any Notes are outstanding, KDG will provide to the Trustee:

(A)                within 120 days (or, in case of the fiscal year ending December 31, 2004 if at least one Acquisition has occurred prior to December 31, 2004, 150 days) after the end of KDG’s fiscal year (commencing with the fiscal year ending December 31, 2004), information substantially equivalent to that which would be required to be included in an Annual Report of Foreign Private Issuer on Form 20-F (as in effect on the Issue Date) by a foreign private issuer subject to the Exchange Act, including all annual financial information that would be required by Form 20-F if KDG were required to prepare and file such form, including an “Operating and Financial Review and Prospects” section, a presentation of EBITDA and, in relation to the annual financial statements therein only, which will be prepared on the basis of GAAP as in effect on the date of such report or financial statements (or otherwise on the basis of GAAP), a report on the financial statements included in such report by KDG’s independent auditors; provided that KDG shall not be required to include: (A) the disclosures required by Items 11 (Quantitative and Qualitative Disclosures about Market Risk) and 3.D (Risk Factors) of such form; (B) comparative period financial statements for 2002 or 2003 to the extent that such financial statements or financial disclosure included therein in respect of 2002 or 2003 are equivalent to the financial statements for 2002 or 2003 included in the Offering Memorandum; or (C) any disclosure with respect to KDG’s results of operations or any other financial or statistical disclosure not of a type included in the Offering Memorandum; and provided, further, that the financial statements for the fiscal year ending December 31, 2004 may be prepared on an unaudited pro forma basis based on audited financial statements for the year ended March 31, 2004 and audited financial statements for the nine months ended December 31, 2004 if such nine month financial statements (and the related audit opinion) are included in the report for such year;

(B)               within 60 days (or, in the case of the fiscal quarter ending June 30, 2004 or if one or more of the Acquisitions has occurred in any fiscal quarter in the case of such quarter, 75 days) after the end of each of the first three fiscal quarters in each fiscal year of KDG, beginning with the fiscal quarter ended June 30, 2004, all interim financial statements of KDG (but on the basis of GAAP as in effect on the date of such report or financial statements (or otherwise on the basis of GAAP)) that would be required to be included in a Form 10-Q (as in effect on the Issue Date) if KDG were required to prepare and file such form as well as a discussion of (A) the financial condition and results of operations of KDG and material changes between the interim periods included in such report and the relevant interim periods of the prior year (on an actual rather than a pro forma basis), (B) material developments in the business of KDG, (C) material financial developments and trends in the business in which KDG is engaged, (D) a presentation of EBITDA and (E) subject to the proviso below, a reconciliation of the interim financial statements included therein to U.S. GAAP; and

(C)               in each case, to be provided promptly following the event giving rise to the requirement to provide any such information, the following information that would be required to be filed with the SEC in Current Reports on Form 8-K (as in effect on the Issue Date) if KDG were required to file such reports: all the information set forth in Items (1), (2), (3) and (4) of Form 8-K;

provided, however, that the reports set forth in clauses (A), (B) and (C) above shall not be required to: (a) contain any certification required by any such form or the U.S. Sarbanes-Oxley Act, (b) include any exhibit, (c) include separate financial statements for any Subsidiary or Affiliate of KDG or any acquired business, including the Targets, (d) comply with Regulation G under the Exchange Act or Item 10(e) of Regulation S-K, (e) contain any segment data other than as contained in the Offering Memorandum or (f) prior to the report for the year ended December 31, 2005, contain reconciliations to U.S. GAAP.

If KDG has designated any of its Subsidiaries as Unrestricted Subsidiaries and any such Unrestricted Subsidiary, or group of Unrestricted Subsidiaries, if taken together as one Subsidiary, constitutes a Significant Subsidiary of KDG, then the annual and quarterly information required by the first two clauses of this covenant shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of KDG and its Restricted Subsidiaries separate from the financial conditions and results of operations of such Unrestricted Subsidiaries of KDG.

Substantially concurrently with the issuance to the Trustee of the reports specified in (A), (B) and (C), KDG shall also (1) use its commercially reasonable efforts (i) to post copies of such reports (excluding any audit opinion with respect to any period in 2003) on such website as may be then maintained by KDG and its subsidiaries or (ii) otherwise to provide substantially comparable public availability of such reports (as determined by KDG in good faith) or (2) to the extent KDG determines in good faith that it cannot make such reports available in the manner described in the preceding clause (1) after the use of its commercially reasonable efforts, furnish such reports to the Holders and, upon their request, prospective purchasers of the Notes.

In the event that KDG becomes subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, or elects to comply with such provisions, KDG will, for so long as it continues to file the reports required by Section 13(a) with the SEC, make available to the Trustee the annual reports, information, documents and other reports that KDG is, or would be, required to file with the SEC pursuant to such Section 13(a) or 15(d). Upon complying with the foregoing requirement, KDG will be deemed to have complied with the provisions contained in the preceding three paragraphs.

In addition, so long as the Notes remain outstanding and during any period during which KDG is not subject to Section 13 or 15(d) of the Exchange Act nor exempt therefrom pursuant to Rule 12g3-2(b), KDG shall furnish to the Holders and, upon their request, prospective purchasers of the Notes, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

For so long as the Notes are listed on the Luxembourg Stock Exchange and to the extent that the rules of the Luxembourg Stock Exchange require, the above information will also be made available in Luxembourg through the offices of the Paying Agent in Luxembourg.

Merger and Consolidation

KDG will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1)                 the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of the Federal Republic of Germany or any other member state of the EU on January 1, 2004, or the United States of America, any State of the United States or the District of Columbia or, in the event no withholding tax or similar tax would be imposed on any payments made pursuant to the Indenture or the Notes under or pursuant to then applicable law, Canada or any province of Canada and the Successor Company (if not KDG) will expressly assume, (a) by supplemental indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of KDG under the Notes and the Indenture and (b) all obligations of KDG under the Intercreditor Agreement and the Security Documents;

(2)                 immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3)                 immediately after giving effect to such transaction, either (a) the Successor Company would be able to Incur at least an additional €1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “Certain Covenants — Limitation on Indebtedness” or (b) the Consolidated Leverage Ratio would not be greater than it was immediately prior to giving effect to such transaction;

(4)                 KDS and NewKDS (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that the KDS Guarantee and the NewKDS Guarantee, respectively, shall apply to KDG’s obligations in respect of the Indenture and the Notes unless such Guarantee shall be released in connection with the transaction and otherwise in compliance with the Indenture; and

(5)                 KDG shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture, provided that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to any matters of fact.

Any Indebtedness that becomes an obligation of KDG or any Restricted Subsidiary (or that is deemed to be Incurred by any Restricted Subsidiary that becomes a Restricted Subsidiary) as a result of any such transaction undertaken in compliance with this covenant, and any Refinancing Indebtedness with respect thereto, shall be deemed to have been Incurred in compliance with the covenant described under “Certain Covenants — Limitation on Indebtedness.”

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of KDG, which properties and assets, if held by KDG instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of KDG on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of KDG.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, KDG under the Indenture, but, in the case of a lease of all or substantially all its assets, the predecessor company will not be released from its obligations under the Indenture or the Notes.

Notwithstanding the preceding clauses (2) and (3) (which do not apply to transactions referred to in this sentence), (a) any Restricted Subsidiary of KDG may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to KDG or any Note Guarantor, (b) any Restricted Subsidiary which is not a Note Guarantor may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to any other Restricted Subsidiary, (c) KDG and KDS may consolidate or otherwise combine with or merge into KDS or KDG, as the case may be, and (d) KDG or any of its Subsidiaries may undertake the Transactions; provided that, in the case of the Transactions, KDG also will not be required to comply with the preceding clause (5). Notwithstanding the preceding clause (3) (which does not apply to the transactions referred to in this sentence), KDG may consolidate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of KDG, reincorporating KDG in another jurisdiction, or changing the legal form of KDG.

In addition, KDG will not permit any Note Guarantor to consolidate with or merge with or into any Person (other than KDG or any Note Guarantor) unless (1) the resulting, surviving or transferee Person is organized and existing under the laws of the Federal Republic of Germany or any other member state of the EU on January 1, 2004, or the United States of America, any State of the United States or the District of Columbia or in the event no withholding tax or similar tax would be imposed on any payments made pursuant to the Indenture or the Notes under or pursuant to then applicable law, Canada or any province of Canada and such Person will expressly assume, (a) by supplemental indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of such Note Guarantor under the applicable Note Guarantee and the Indenture and (b) all obligations of such Note Guarantor under the Intercreditor Agreement and the Security Documents; (2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the resulting, surviving or transferee Person or any Restricted Subsidiary as a result of any such transaction as having been Incurred by such Person or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; and (3) KDG will have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger and transfer and such supplemental indenture (if any) comply with the Indenture, provided that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to compliance with the preceding clause (2) and as to any matters of fact. Notwithstanding the preceding clause (2) (which does not apply to transactions referred to in this sentence), in each case if a Note Guarantor is a Restricted Subsidiary immediately prior to such transaction, such Note Guarantor or any Restricted Subsidiary of KDG may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to another Restricted Subsidiary or such Note Guarantor, as applicable; provided that, in the case of a Restricted Subsidiary that merges into such Note Guarantor, such Note Guarantor will not be required to comply with the preceding clause (3).

There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

The foregoing provisions (other than the requirements of clause (2) of the first paragraph of this “Merger and Consolidation” covenant) shall not apply to any transactions which constitute an Asset Disposition if KDG has complied with the covenant described under “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock.”

Notwithstanding anything to the contrary above, prior to the transfer of assets from KDS to NewKDS in connection with the Step-Up, NewKDS shall be required to expressly assume, (a) by supplemental indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of KDS under the KDS Guarantee and the Indenture and (b) all obligations of KDS under the Intercreditor Agreement.

Lines of Business

KDG will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Similar Business, except to such extent as would not be material to KDG and its Restricted Subsidiaries, taken as a whole.

Limitation on Layering

No Note Guarantor will Incur any Indebtedness if such Indebtedness is expressly subordinate in right of payment to such Note Guarantor’s Note Guarantor Senior Indebtedness unless such Indebtedness is pari passu in right of payment with or is subordinate in right of payment to the Note Guarantee of such Note Guarantor. Unsecured Indebtedness is not deemed to be subordinate or junior to secured Indebtedness merely because it is unsecured, and Indebtedness that is not Guaranteed by a particular Person is not deemed to be subordinate or junior to Indebtedness that is so Guaranteed merely because it is not so Guaranteed. A Note Guarantor may not Incur any secured Indebtedness that is not Note Guarantor Senior Indebtedness of such Note Guarantor (except to the extent such Indebtedness is secured only by a Lien arising solely by operation of applicable law) unless contemporaneously therewith effective provision is made to secure the Note Guarantee of such Note Guarantor equally and ratably with (or on a senior basis to, in the case of Indebtedness subordinated in right of payment to such Note Guarantee) such secured Indebtedness for as long as such secured Indebtedness is secured by a Lien. In addition, no Note Guarantor shall Guarantee, directly or indirectly any Indebtedness of KDG that is subordinate or junior in right of payment to any Senior Indebtedness of KDG unless such Guarantee is expressly subordinate in right of payment to, or ranks pari passu with, the Note Guarantee of such Guarantor.

Suspension of Covenants on Achievement of Investment Grade Status

If on any date following the Issue Date, the Notes have achieved Investment Grade Status and no Default or Event of Default has occurred and is continuing (a “Suspension Event”), then, beginning on that day and continuing until such time, if any, at which the Notes cease to have Investment Grade Status, the provisions of the Indenture summarized under the following captions will not apply to the Notes: “Certain Covenants — Limitation on Restricted Payments,” “Certain Covenants — Limitation on Indebtedness,” “Certain Covenants — Limitations on Liens,” “Certain Covenants — Limitation on Restrictions on Distributions from Restricted Subsidiaries,” “Certain Covenants — Limitation on Affiliate Transactions,” “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock,” “Certain Covenants — Lines of Business,” “Certain Covenants — Limitation on Layering” and under “Change of Control,” the provisions of clause (3) of the first paragraph of the covenant described under “Certain Covenants — Merger and Consolidation” and any related default provisions of the Indenture will cease to be effective and will not be applicable to KDG and its Restricted Subsidiaries. Such covenants and any related default provisions will again apply according to their terms from the first day on which a Suspension Event ceases to be in effect. Such covenants will not, however, be of any effect with regard to actions of KDG properly taken during the continuance of the Suspension Event, and the “Limitation on Restricted Payments” covenant will be interpreted as if it had been in effect since the date of the Indenture except that no default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended.

Impairment of Security Interest

KDG shall not, and shall not permit any Restricted Subsidiary to, take or omit to take any action that would have the result of materially impairing the Security Interest with respect to the Collateral (it being understood, subject to the proviso below, that the Incurrence of Permitted Collateral Liens shall under no circumstances be deemed to materially impair the Security Interest with respect to the Collateral) for the benefit of the Trustee and the Holders, and KDG shall not, and shall not permit any Restricted Subsidiary to, grant to any Person other than the Security Trustee, for the benefit of the Trustee and the Holders (other than any Additional Notes) and the other beneficiaries described in the Security Documents, any interest whatsoever in any of the Collateral, except that KDG may Incur Permitted Collateral Liens and the Collateral may be discharged and released in accordance with the Indenture or the Intercreditor Agreement; provided, however, that, except with respect to any discharge or release in accordance with the Indenture or the Intercreditor Agreement or the Incurrence of Permitted Collateral Liens for the benefit of the Trustee and holders of any Bridge Exchange Notes, Take-Out Securities or other Indebtedness Incurred in accordance with clause (1)(b) of the second paragraph under “Certain Covenants — Limitation on Indebtedness,” none of the Security Documents may be amended, extended, renewed, restated, supplemented or otherwise modified or replaced, unless contemporaneously with any such action, KDG delivers to the Trustee, either (1) a solvency opinion, in form and substance reasonably satisfactory to the Trustee from an Independent Financial Advisor confirming the solvency of KDG and its Subsidiaries, taken as a whole, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, or (2) an Opinion of Counsel, in form and substance reasonably satisfactory to the Trustee, confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, the Lien or Liens created under the relevant Security Documents, so amended, extended, renewed, restated, supplemented, modified or replaced are valid Liens not otherwise subject to any limitation, imperfection or new hardening period, in equity or at law, that such Lien or Liens were not otherwise subject to immediately prior to such amendment, extension, renewal, restatement, supplement, modification or replacement. In the event that KDG complies with the requirements of this covenant, the Trustee shall (subject to customary protections and indemnifications) consent to such amendments without the need for instructions from the Holders.

Additional Intercreditor Agreements

The Indenture will provide that, at the request of KDG, in connection with the Incurrence by KDG or any Note Guarantor of any (1) Indebtedness permitted pursuant to the first paragraph of the covenant described under “Certain Covenants — Limitation on Indebtedness” or clause (1), (5), (6) (in the case of (6), to the extent such Indebtedness is Incurred under an Interest Rate Agreement or Currency Agreement in respect of Indebtedness Incurred under clause (1) or (4)(a) of the second paragraph of the covenant described under “Certain Covenants — Limitation on Indebtedness”), (7) (other than with respect to Capitalized Lease Obligations) or (11) (to the extent such Indebtedness is permitted Public Debt or Bank Indebtedness) of the second paragraph of the covenant described under “Certain Covenants — Limitation on Indebtedness” and (2) any Refinancing Indebtedness in respect of Indebtedness referred to in the foregoing clause (1) (and, in each case, such Indebtedness shall be (x) Senior Indebtedness or Designated Senior Indebtedness, (y) Note Guarantor Senior Subordinated Indebtedness or (z) Subordinated Indebtedness or Note Guarantor Subordinated Indebtedness), KDG, the relevant Note Guarantors and the Trustee shall enter into with the holders of such Indebtedness (or their duly authorized Representatives) an intercreditor agreement (an “Additional Intercreditor Agreement”) on substantially the same terms as the Intercreditor Agreement (or terms more favorable to the Holders) including containing substantially the same terms with respect to the subordination, payment blockage, limitation on enforcement and release of Guarantees, priority and release of the Security Interest; provided that only one Stop Notice can be given in any 365-day period or in respect of the same event or circumstances regardless of the number of Credit Facilities or other instruments constituting “Designated Senior Indebtedness,” “Senior Indebtedness” or “Notes Guarantor Senior Indebtedness” or the number of intercreditor deeds (except that, if any Stop Notice is given within any such 365-day period by or on behalf of any holders of Designated Senior Indebtedness other than Indebtedness under the Senior Facilities Agreement, the facility agent under the Senior Facilities Agreement may give another Stop Notice within such period; provided that in no event may the total number of days for which a Stop Notice is in effect exceed 179 days in the aggregate during any consecutive 365-day period); provided, further, that such Additional Intercreditor Agreement will not impose any personal obligations on the Trustee or adversely affect the rights, duties, liabilities or immunities of the Trustee under the Indenture or the Intercreditor Agreement. Pursuant to any such Additional Intercreditor Agreement, such other Indebtedness may constitute Senior Indebtedness, Note Guarantor Senior Indebtedness, Note Guarantor Senior Subordinated Indebtedness or Subordinated Indebtedness.

The Indenture also will provide that, at the direction of KDG and without the consent of Holders, the Trustee shall from time to time enter into one or more amendments to any Intercreditor Agreement or Additional Intercreditor Agreement to: (1) cure any ambiguity, omission, defect or inconsistency of the Intercreditor Agreement or any Additional Intercreditor Agreements, (2) increase the amount of Indebtedness of the types covered by the Intercreditor Agreement or any Additional Intercreditor Agreement that may be Incurred by KDG or a Note Guarantor that is subject to the Intercreditor Agreement or any Additional Intercreditor Agreement (including the addition of provisions relating to new Indebtedness ranking junior in right of payment to the Notes or the Note Guarantees, as applicable), (3) add Note Guarantors to the Intercreditor Agreement or an Additional Intercreditor Agreement, (4) further secure the Notes (including Additional Notes), (5) make provision for equal and ratable pledges of the Collateral to secure Additional Notes, Exchange Notes, Bridge Exchange Notes, Take-Out Securities or any other Indebtedness Incurred in accordance with clause (1)(b) of the second paragraph under “Certain Covenants — Limitation on Indebtedness” to rank pari passu with the Security Documents or to implement any Permitted Collateral Liens or (6) make any other such change to the Intercreditor Agreement or an Additional Intercreditor Agreement that does not adversely affect the Holders in any material respect. KDG shall not otherwise direct the Trustee to enter into any amendment to the Intercreditor Agreement or an Additional Intercreditor Agreement without the consent of the Holders of the majority in aggregate principal amount of the Notes then outstanding, except as otherwise permitted below under “Amendments and Waivers,” and KDG may only direct the Trustee to enter into any amendment to the extent such amendment does not impose any personal obligations on the Trustee or adversely affect the rights, duties, liabilities or immunities of the Trustee under the Indenture or the Intercreditor Agreement or an Additional Intercreditor Agreement.

The Indenture shall also provide that, in relation to the Intercreditor Agreement or an Additional Intercreditor Agreement, the Trustee shall consent on behalf of the Holders to the payment, repayment, purchase, repurchase, defeasance, acquisition, retirement or redemption of any obligations subordinated to the Notes thereby; provided, however, that such transaction would comply with the covenant described under “Certain Covenants — Limitation on Restricted Payments.”

The Indenture also will provide that each Holder, by accepting a Note, shall be deemed to have agreed to and accepted the terms and conditions of the Intercreditor Agreement or an Additional Intercreditor Agreement (whether then entered into or entered into in the future pursuant to the provisions described herein). A copy of the Intercreditor Agreement or an Additional Intercreditor Agreement shall be made available for inspection during normal business hours on any Business Day upon prior written request at the offices of the Trustee and, for so long as any Notes are listed on the Luxembourg Stock Exchange, at the offices of the Paying Agent in Luxembourg.

Events of Default

Each of the following is an Event of Default under the Indenture:

(1)                 default in any payment of interest on any Note issued under the Indenture when due and payable, continued for 30 days;

(2)                 default in the payment of principal of or premium, if any, on any Note issued under the Indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)                 failure to comply for 30 days after notice by the Trustee or the holders of 25% in principal amount of the outstanding Notes with any of its obligations under the covenants described under “Change of Control” or “Additional Intercreditor Agreements” above or under the covenants described under “Certain Covenants” above (in each case, other than a failure to purchase Notes which will constitute an Event of Default under clause (2) above);

(4)                 failure to comply for 60 days after notice by the Trustee or the holders of 25% in principal amount of the outstanding Notes with its other agreements contained in the Indenture;

(5)                 default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by KDG or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by KDG or any of its Restricted Subsidiaries) other than Indebtedness owed to KDG or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, which default:

(a)                 is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness, prior to the expiration of the grace period provided in such Indebtedness (“payment default”); or

(b)                results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates €35 million or more;

(6)                 certain events of bankruptcy, insolvency or court protection of KDG or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for KDG and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(7)                 failure by KDG or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for KDG and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of €35 million (exclusive of any amounts that a solvent insurance company has acknowledged liability for), which judgments are not paid, discharged or stayed for a period of 60 days after the judgment becomes final (the “judgment default provision”);

(8)                 any Note Guarantee of a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee or the Indenture) or is declared invalid or unenforceable in a judicial proceeding or any Note Guarantor denies or disaffirms in writing its obligations under its Note Guarantee and any such Default continues for 10 days (the “guarantee provisions”); and

(9)                 any security interest under the Security Documents shall, at any time, cease to be in full force and effect (other than in accordance with the terms of the relevant Security Documents, the Intercreditor Agreement and the Indenture) for any reason other than the satisfaction in full of all obligations under the Indenture or the release of any such security interest in accordance with the terms of the Indenture, the Intercreditor Agreement or the Security Documents or any such security interest created thereunder shall be declared invalid or unenforceable or KDG shall assert in writing that any such security interest is invalid or unenforceable and any such Default continues for 10 days (the “security default provisions”).

However, a default under clause (3) or (4) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes under the Indenture notify KDG of the default and KDG does not cure such default within the time specified in clause (3) or (4), as applicable, of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (6) above) occurs and is continuing, the Trustee by notice to KDG or the holders of at least 25% in principal amount of the outstanding Notes under the Indenture by notice to KDG and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest on all the Notes under the Indenture to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (5) under “Events of Default” has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (5) shall be remedied or cured, or waived by the holders of the Indebtedness, or the Indebtedness that gave rise to such Event of Default shall have been discharged in full, within 30 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

If an Event of Default described in clause (6) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

Clause (6) of the first paragraph of this section shall not in any case apply to any bankruptcy, insolvency or court protection relating to Callahan Kabel NRW GmbH & Co. KG arising out of or related to its ownership of ish until 90 days after such time that a court of competent jurisdiction has finally and judicially determined or KDG or any of its Subsidiaries has agreed in writing that Callahan Kabel NRW GmbH & Co. KG holds the legal title to the partnership interests in ish GmbH & Co. KG.

The Holders of a majority in principal amount of the outstanding Notes under the Indenture may waive all past or existing Defaults or Events of Default (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to such Notes and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security reasonably satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)                 such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)                 holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)                 such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)                 the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)                 the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that, in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must give notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, or premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. KDG is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. KDG also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events of which it is aware which would constitute certain Defaults, their status and what action KDG is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture, the Notes, the Security Documents, the Intercreditor Agreement or any Additional Intercreditor Agreement may be amended, supplemented or otherwise modified with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any default or compliance with any provisions thereof may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes); provided that, if any amendment, waiver or other modification will only affect one series of Notes, only the consent of a majority in principal amount of the then outstanding Notes of such series shall be required. However, without the consent of each Holder affected (other than with respect to clause (10) below which shall require the consent of Holders holding not less than 90% of the then outstanding principal amount of Notes), an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1)                 reduce the principal amount of Notes whose Holders must consent to an amendment;

(2)                 reduce the stated rate of or extend the stated time for payment of interest on any Note;

(3)                 reduce the principal of or extend the Stated Maturity of any Note;

(4)                 reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed, in each case as described above under “Optional Redemption;”

(5)                 make any Note payable in money other than that stated in the Note;

(6)                 make any change to the subordination provisions of the Indenture that adversely affects the rights of any Holder;

(7)                 impair the right of any Holder to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Holder’s Notes;

(8)                 make any change in the provisions of the Indenture described under “Withholding Taxes” that adversely affects the rights of any Holder of such Notes in any material respect or amends the terms of such Notes in a way that would result in a loss of an exemption from any of the Taxes described thereunder or an exemption from any obligation to withhold or deduct Taxes so described thereunder unless the Payor agrees to pay Additional Amounts, if any, in respect thereof;

(9)                 release any Note Guarantor from any of its obligations (or modify such obligations in any manner adverse to the Holders) under any Note Guarantee or the Indenture, as applicable, except in accordance with the terms of the Indenture;

(10)          release the security interest granted for the benefit of the Holders in the Collateral other than pursuant to the terms of the Security Documents, the Intercreditor Agreement, any applicable Additional Intercreditor Agreement or as otherwise permitted by the Indenture; or

(11)          make any change in the amendment or waiver provisions which require each Holder’s consent described in this sentence.

Notwithstanding the foregoing, without the consent of any Holder, KDG, any Note Guarantor, the Trustee and the other parties thereto, as applicable, may amend or supplement the Indenture, the Notes, the Security Documents, the Intercreditor Agreement or any Additional Intercreditor Agreement to:

(1)                 cure any ambiguity, omission, defect, error or inconsistency;

(2)                 provide for the assumption by a successor Person of the obligations of KDG or any Note Guarantor under the Indenture, the Notes, the Security Documents, the Intercreditor Agreement or any Additional Intercreditor Agreement;

(3)                 provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4)                 add to the covenants for the benefit of the Holders or surrender any right or power conferred upon KDG or any Note Guarantor;

(5)                 make any change that does not adversely affect the rights of any Holder in any material respect;

(6)                 comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(7)                 make such provisions as necessary (as determined in good faith by KDG) for the issuance of Additional Notes or Exchange Notes;

(8)                 provide for any Restricted Subsidiary to become an Additional Note Guarantor in accordance with the covenant described under “Additional Note Guarantees,” to add Guarantees with respect to the Notes, to add security to or for the benefit of the Notes, or to confirm and evidence the release, termination or discharge of any Guarantee or Lien (including the Collateral and the Security Documents) with respect to or securing the Notes when such release, termination or discharge is provided for under the Indenture or the Security Documents;

(9)                 provide that any Indebtedness that becomes or will become an obligation of a Successor Company or a Note Guarantor pursuant to a transaction governed by the provisions described under “Certain Covenants — Merger and Consolidation” (that is not a Subordinated Obligation) is Senior Indebtedness or Note Guarantor Senior Subordinated Indebtedness for the purposes of the Indenture;

(10)          in the case of the Security Documents, mortgage, pledge, hypothecate or grant a security interest in favor of the Security Trustee for the benefit of parties to the Senior Facilities Agreement and the Bridge Facility Agreement, in any property which is required by the Senior Facilities Agreement or the Bridge Facility Agreement (in each case, as in effect on the Issue Date) to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Security Trustee, or to the extent necessary to grant a security interest for the benefit of any Person, provided that the granting of such security interest is not prohibited by the Indenture or the Intercreditor Agreement and the covenant described under “Certain Covenants — Impairment of Security Interest” is complied with;

(11)          evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee pursuant to the requirements thereof or to provide for the accession by the Trustee to the Intercreditor Agreement or any Additional Intercreditor Agreement; or

(12)          limit or terminate the benefits available to any holder of Senior Indebtedness.

KDG will, for so long as the Notes are listed on the Luxembourg Stock Exchange, to the extent required by the rules of the Luxembourg Stock Exchange, inform the Luxembourg Stock Exchange of any of the foregoing amendments, supplements and waivers and provide, if necessary, a supplement to this prospectus setting forth reasonable details in connection with any such amendments, supplements or waivers.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any Holder of Notes given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender. After an amendment under the Indenture becomes effective, in the case of Holders of Definitive Registered Notes, KDG is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders or any defect in the notice will not impair or affect the validity of the amendment. In addition, for so long as the Notes are listed on the

Luxembourg Stock Exchange and the rules of such exchange so require, KDG will publish notice of any amendment, supplement and waiver in Luxembourg in a daily newspaper with general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

Acts by Holders

In determining whether the Holders of the required principal amount of the Notes have concurred in any direction, waiver or consent, the Notes owned by KDG, any Note Guarantor or by any Person directly or indirectly controlled or controlled by or under direct or indirect common control with KDG will be disregarded and deemed not to be outstanding.

Defeasance

KDG at any time may terminate all obligations of KDG and each Note Guarantor under the Notes, the Note Guarantees and the Indenture (“legal defeasance”) and cure all then existing Defaults and Events of Default, except for certain obligations, including those respecting the defeasance trust, the rights, powers, trusts, duties, immunities and indemnities of the Trustee and the obligations of KDG and each Note Guarantor in connection therewith and obligations concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust. Subject to the foregoing, if KDG exercises its legal defeasance option, any Note Guarantee, the Security Documents and the rights of the Trustee and the Holders under the Intercreditor Agreement or any Additional Intercreditor Agreement in effect at such time will terminate (other than with respect to the defeasance trust).

KDG at any time may terminate its obligations under the covenants described under “Certain Covenants” (other than clauses (1) and (2) of “Certain Covenants — Merger and Consolidation”) and “Change of Control” and the default provisions relating to such covenants described under “Events of Default” above, the operation of the cross-default upon a payment default, the cross acceleration provisions, the bankruptcy provisions with respect to KDS and Significant Subsidiaries, the judgment default provision, the guarantee provision and the security default provision described under “Events of Default” above (“covenant defeasance”).

KDG at its option at any time may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If KDG exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to such Notes. If KDG exercises its covenant defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3) (other than with respect to clauses (1) and (2) of the covenant described under “Certain Covenants — Merger and Consolidation”), (4), (5), (6) (with respect only to KDS and Significant Subsidiaries), (7), (8) or (9) under “Events of Default” above.

In order to exercise either defeasance option, KDG must irrevocably deposit in trust (the “defeasance trust”) with the Trustee cash in euros or European Government Obligations or a combination thereof (in the case of the Euro Notes) or in dollars or U.S. Government Obligations or a combination thereof (in the case of the Dollar Notes) for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of:

(1)                 an Opinion of Counsel in the United States to the effect that holders of the relevant Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and in the case of legal defeasance only, such Opinion of Counsel in the United States must be based on a ruling of the U.S. Internal Revenue Service or other change in applicable U.S. federal income tax law);

(2)                 an Opinion of Counsel in the jurisdiction of incorporation of KDG to the effect that the Holders of the outstanding Notes of the relevant series will not recognize income, gain or loss for income tax purposes in such jurisdiction as a result of such defeasance and will be subject to income tax in such jurisdiction on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(3)                 an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions, following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, liquidation, reorganization, administration, moratorium, receivership or similar laws affecting creditors’ rights generally under any applicable U.S. federal or state law or the laws of the jurisdiction of organization of KDG, and that the Trustee has a perfected security interest in such trust funds for the ratable benefit of the Holders;

(4)                 an Officer’s Certificate stating that the deposit was not made by KDG with the intent of defeating, hindering, delaying, defrauding or preferring any creditors of KDG or any Note Guarantors;

(5)                 an Officer’s Certificate and an Opinion of Counsel (which opinion of counsel may be subject to customary assumptions and exclusions), each stating that that all conditions precedent provided for or relating to legal defeasance or covenant defeasance, as the case may be, have been complied with;

(6)                 an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the U.S. Investment Company Act of 1940; and

(7)                 all other documents or other information that the Trustee may reasonably require in connection with either defeasance option.

Satisfaction and Discharge

The Indenture, the Security Documents and the rights of the Trustee and the Holders under the Intercreditor Agreement or any Additional Intercreditor Agreement will be discharged and cease to be of further effect (except as to surviving rights of conversion or transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (1) either (a) all the Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes, and certain Notes for which provision for payment was previously made and thereafter the funds have been released to KDG) have been delivered to the Trustee for cancellation; or (b) all Notes not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of KDG; (2) KDG has deposited or caused to be deposited with the Trustee money, U.S. Government Obligations (in the case of Dollar Notes), European Government Obligations (in the case of Euro Notes), or a combination thereof, as applicable, in an amount sufficient to pay and discharge the entire indebtedness on the Notes not previously delivered to the Trustee for cancellation, for principal, premium, if any, and interest to the date of deposit (in the case of Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be; (3) KDG has paid or caused to be paid all other sums payable under the Indenture; and (4) KDG has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel each to the effect that all conditions precedent under the “Satisfaction and Discharge”

section of the Indenture relating to the satisfaction and discharge of the Indenture have been complied with, provided that any such counsel may rely on any Officer’s Certificate as to matters of fact (including as to compliance with the foregoing clauses (1), (2) and (3)).

No Personal Liability of Directors, Officers, Employees and Shareholders

No director, officer, employee, incorporator, member or shareholder of KDG, any Note Guarantor any of their respective parent companies or any of their respective subsidiaries or Affiliates as such, shall have any liability for any obligations of KDG or any Note Guarantor under the Notes, the Indenture, any Note Guarantee, the Security Documents, the Intercreditor Agreement or any Additional Intercreditor Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Concerning the Trustee and Certain Agents

Law Debenture Trust Company of New York is to be appointed as Trustee under the Indenture and The Bank of New York, London Branch, is to be appointed as transfer agent, Registrar and principal Paying Agent. The Bank of New York, New York Branch, is appointed as transfer agent and Paying Agent and The Bank of New York (Luxembourg) S.A. as Luxembourg transfer agent and Paying Agent with regard to the Notes. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are set forth specifically in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care that a prudent Person would use in conducting its own affairs.

The Indenture imposes certain limitations on the rights of the Trustee, should it become a creditor of KDG, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest it must either eliminate such conflict or resign.

The Indenture sets out the terms under which the Trustee may retire or be removed, and replaced. Such terms will include, among others, (1) that the Trustee may be removed at any time by the Holders of a majority in principal amount of the then outstanding Notes, or may resign at any time by giving written notice to KDG and (2) that if the Trustee at any time (a) has or acquires a conflict of interest that is not eliminated, (b) fails to meet certain minimum limits regarding the aggregate of its capital and surplus or (c) becomes incapable of acting as Trustee or becomes insolvent or bankrupt, then KDG may remove the Trustee, or any Holder who has been a bona fide Holder for not less than 6 months may petition any court for removal of the Trustee and appointment of a successor Trustee.

Any removal or resignation of the Trustee shall not become effective until the acceptance of appointment by the successor Trustee.

The Indenture provides for the indemnification of the Trustee in connection with its actions under the Indenture.

Notices

All notices to Holders of each series of Notes will be validly given if mailed to them at their respective addresses in the register of the Holders of such Notes, if any, maintained by the Registrar. In addition, for so long as any of the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices with respect to the Notes listed on the Luxembourg Stock Exchange will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or if in the opinion of the Trustee such publication is not practicable, in an English language newspaper having general circulation in Europe. In addition, for so long as any Notes are represented by Global Notes, all notices to holders of the Notes will be delivered to Euroclear, Clearstream, Luxembourg and DTC, each of which will give such notices to the holders of Book Entry Interests.

Each such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made, provided that, if notices are mailed, such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed. Any notice or communication mailed to a Holder shall be mailed to such Person by first-class mail or other equivalent means and shall be sufficiently given to him if so mailed within the time prescribed. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

Prescription

Claims against KDG or any Note Guarantor for the payment of principal, premium or Additional Amounts, if any, on the Notes will be prescribed ten years after the applicable due date for payment thereof. Claims against KDG or any Note Guarantor for the payment of interest on the Notes will be prescribed five years after the applicable due date for payment of interest.

Currency Indemnity and Calculation of Euro-denominated Restrictions

In the case of (1) the Euro Notes, the Euro and (2) the Dollar Notes, the dollar, is the sole currency of account and payment for all sums payable by KDG or any Note Guarantor under or in connection with the Euro Notes and the Dollar Notes, as the case may be, including damages. Any amount received or recovered in a currency other than Euro (in the case of the Euro Notes) or the dollar (in the case the Dollar Notes), whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of KDG or any Note Guarantor or otherwise by any Holder of a Euro Note or a Dollar Note, as the case may be, or by the Trustee, in respect of any sum expressed to be due to it from KDG or any Note Guarantor will only constitute a discharge to KDG or any Note Guarantor to the extent of the Euro amount or the dollar amount, as the case may be, which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If that Euro amount is less than the Euro amount expressed to be due to the recipient or the relevant Trustee under any Euro Note, or if that dollar amount is less than the dollar amount expressed to be due to the recipient or the Trustee under any Dollar Note, KDG and any Note Guarantor will indemnify them against any loss sustained by such recipient as a result. In any event, KDG and any Note Guarantor will indemnify the recipient against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be prima facie evidence of the matter stated therein for the Holder of a Note or the Trustee to certify in a manner satisfactory to KDG (indicating the sources of information used) the loss it Incurred in making any such purchase. These indemnities constitute a separate and independent obligation from KDG and any Note Guarantor’s other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any Holder of a Note or the Trustee (other than a waiver of the indemnities set out herein) and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or to the Trustee.

Except as otherwise specifically set forth herein, for purposes of determining compliance with any Euro-denominated restriction herein, the Euro Equivalent amount for purposes hereof that is denominated in a non-Euro currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-Euro amount is Incurred or made, as the case may be.

Enforceability of Judgments

Since substantially all the assets of KDG and NewKDS are outside the United States, any judgment obtained in the United States against KDG or any Note Guarantor, including judgments with respect to the payment of principal, premium, interest, and any redemption price and any purchase price with respect to the Notes, may not be collectable within the United States.

Consent to Jurisdiction and Service

In relation to any legal action or proceedings arising out of or in connection with the Indenture and the Notes, KDG and any Note Guarantor have in the Indenture irrevocably submitted to the jurisdiction of the federal and state courts in the Borough of Manhattan in the City of New York, County and State of New York, United States of America.

Governing Law

The Indenture and the Notes and the rights and duties of the parties thereunder shall be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

“Acquired Indebtedness” means Indebtedness (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, or (2) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with such Person becoming a Restricted Subsidiary of KDG or such acquisition or (3) of a Person at the time such Person merges with or into or consolidates with KDG or any Restricted Subsidiary. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets and, with respect to clause (3) of the preceding sentence, on the date of the relevant merger or consolidation.

“Acquisition” means any acquisition by KDG or any of its Restricted Subsidiaries of a Target Group in accordance with the relevant Acquisition Documents and when designated ish or KBW means the acquisition of the iesy Target, the ish Target or the KBW Target (as the case may be).

“Acquisition Documents” means:

(1)                 each Sale and Purchase Agreement; and

(2)                 each other document entered into by KDG or any of its Subsidiaries and a vendor in connection with an Acquisition,

and all transfers and other instruments made pursuant to any of them.

“Acquisition Termination Event” means any of (1) a Sale and Purchase Agreement being rescinded or terminated, (2) KDG determines in its reasonable judgment that at least one of the Acquisitions will not occur and (3) the European Commission and/or German Federal Cartel Office or other competent regulatory authority issuing a formal final and non-appealable written blocking decision relating to, or prohibiting, an Acquisition.

“Additional Assets” means:

(1)                 any property or assets (other than Indebtedness and Capital Stock) used or to be used by KDG or a Restricted Subsidiary, or otherwise useful in a Similar Business (it being understood that capital expenditure on property or assets already used in a Similar Business or to replace any property or assets that are the subject of such Asset Disposition shall be deemed an investment in Additional Assets);

(2)                 the Capital Stock of a Person that is engaged in a Similar Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by KDG or a Restricted Subsidiary of KDG; or

(3)                 Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of KDG.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Apax Partners” means each of the various entities which comprise the fund collectively known as Apax Europe V being at the date hereof Apax Europe V — A, L.P., Apax Europe V — B, L.P., Apax Europe V — C, GmbH & Co. KG L.P., Apax Europe V — D, L.P., Apax Europe V — E, L.P., Apax Europe V — F C.V., L.P., Apax Europe V — G, C.V., Apax Europe V — 1, L.P., and Apax Europe V — 2, L.P. and, where the context requires, the general partner or managing limited partner of such partnerships being at the date hereof Apax Europe V GP, L.P. or the investment manager of the partnerships being at the date hereof Apax Partners Europe Managers Limited.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases (other than operating leases entered into in the ordinary course of business), transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by KDG or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction. Notwithstanding the preceding provisions of this definition, the following items shall not be deemed to be Asset Dispositions:

(1)                 a disposition by a Restricted Subsidiary to KDG or by KDG or a Restricted Subsidiary to a Restricted Subsidiary;

(2)                 a disposition of cash, Cash Equivalents, Temporary Cash Investments or Investment Grade Securities;

(3)                 a disposition of inventory, trading stock, communications capacity or other assets in the ordinary course of business;

(4)                 a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of KDG and its Restricted Subsidiaries;

(5)                 transactions permitted under “Certain Covenants — Merger and Consolidation” or a transaction that constitutes a Change of Control;

(6)                 an issuance of Capital Stock by a Restricted Subsidiary to KDG or to another Restricted Subsidiary;

(7)                 dispositions of Capital Stock, properties or assets in a single transaction or series of related transactions with an aggregate fair market value in any calendar year of less than €20 million (with unused amounts in any calendar year being carried over to the next succeeding calendar year subject to a maximum of €10 million of carried over amounts for any calendar year);

(8)                 any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants — Limitation on Restricted Payments” and the making of any Permitted Investment;

(9)                 dispositions in connection with Permitted Liens;

(10)          dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11)          the licensing or sub licensing of intellectual property or other general intangibles and licenses, sub licenses, leases or subleases of other property, in each case, in the ordinary course of business;

(12)          foreclosure, condemnation or similar action with respect to any property or other assets;

(13)          the sale or discount (with or without recourse, and on customary or commercially reasonable terms) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(14)          sales or dispositions of receivables in connection with any Qualified Receivables Financing or any factoring transaction or in the ordinary course of business;

(15)          any financing transaction with respect to property built or acquired by KDG or any Restricted Subsidiary after the Issue Date, including any sale/leaseback transaction or asset securitization;

(16)          any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(17)          any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than KDG or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition;

(18)          any disposition made pursuant to, or in connection with, the Transactions; provided that (a) each such disposition is made for fair market value taking into account the circumstances of such disposition (in each case, as determined by the Board of Directors of KDG) and (b) the cash proceeds of each such disposition are applied in accordance with the covenant “Certain Covenants — Limitation on Sale of Assets and Subsidiary Stock;”

(19)          any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind; and

(20)          any disposition of assets to a Person who is providing services related to such assets, the provision of which have been or are to be outsourced by KDG or any Restricted Subsidiary to such Person; provided, however, that KDG shall provide an Officer’s Certificate or the Board of Directors of KDG shall certify, in either case, that in the opinion of the Officer or the Board of Directors, as applicable, the outsourcing transaction will be economically beneficial to KDG and its Restricted Subsidiaries (considered as a whole); provided, further, that the fair market value of the assets disposed of, when taken together with all other dispositions made pursuant to this clause (20), do not exceed 5% of Total Assets.

“Bank Indebtedness” means any and all amounts, whether outstanding on the Issue Date or Incurred after the Issue Date, payable under or in respect of any Credit Facility and any related notes, collateral documents, letters of credit and Guarantees and any Hedging Obligations entered into in connection with any Credit Facility, including principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization at the rate specified therein whether or not a claim for post filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, Guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means (1) with respect to KDG or any other corporation, the members of the supervisory board (Aufsichtsrat) of the corporation or, in the event a corporation has no supervisory board, such corporation’s board of directors (Geschäftsführung or Vorstand); (2) with respect to any limited partnership (Kommanditgesellschaft), its general partner, which is represented by such general partner’s board of directors (Geschäftsführung or Vorstand) where the general partner is a corporation; and (3) with respect to any other Person, the board or committee of such Person serving a similar function. Whenever any provision of this Indenture requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the shareholder representatives on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval).

“Bridge Exchange Notes” means any notes issued in accordance with the Bridge Facility Agreement to refinance Indebtedness Incurred under the Bridge Facility.

“Bridge Facility” means the credit facility provided under the Bridge Facility Agreement.

“Bridge Facility Agreement” means the Amended and Restated Bridge Credit Agreement dated on or about June 29, 2004 among, among others, KDG, KDS and Deutsche Bank AG London, as facility agent and security agent, and the lenders parties thereto from time to time and the related letter agreement dated March 29, 2004 among the same parties providing for the re-allocation of Loans and Bridge Exchange Notes into one or more tranches, in each case, as the same may be amended, supplemented, waived or otherwise modified from time to time or refinanced (whether in whole or in part, whether with the original agent and lenders or otherwise, and whether provided under the original Bridge Facility Agreement or otherwise).

“Bridge Facility Amount” means €1,575,000,000 (a) less (without duplication) (1) the aggregate principal amount of the Notes offered hereby and (2) the amount of any reduction in undrawn commitments under the Bridge Facility Agreement (whether by reason of the termination of the Sale and Purchase Agreement for an Acquisition or otherwise) and (3) the amount of any mandatory prepayments of Indebtedness Incurred under the Bridge Facility permanently reducing commitments thereunder (but not including mandatory prepayments as a result of the issuance of Bridge Exchange Notes) (b) plus, in the event an Acquisition Termination Event occurs, an amount equal to the

Indebtedness Incurred under the Bridge Facility Agreement (1) in connection with the payment of a distribution specified in clause (16) of the third paragraph of the covenant described under “Limitation on Restricted Payments” and/or (2) to repurchase Notes tendered in the Acquisition Termination Repurchase Offer.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in Luxembourg City, Luxembourg, London, United Kingdom, Frankfurt, Germany or New York, New York are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares of, rights to purchase, warrants or options for, or other equivalents of or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes on the basis of GAAP; provided that in no case shall the SLA Agreements constitute Capitalized Lease Obligations or Indebtedness for any purpose under the Indenture (other than for purposes of the covenant described under “Certain Covenants — Limitation on Liens”). The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined on the basis of GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)                 securities issued or directly and fully Guaranteed or insured by the United States or Canadian governments or a member state of the EU on January 1, 2004 or, in each case, any agency or instrumentality thereof (provided that the full faith and credit of the United States, Canada or such member state is pledged in support thereof), having maturities of not more than two years from the date of acquisition;

(2)                 certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any lender party to the Senior Facilities Agreement or by any bank or trust company (a) the long-term debt of which is rated at the time of acquisition thereof at least “A” or the equivalent thereof by S&P, or “A2” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) or (b) having combined capital and surplus in excess of €500 million;

(3)                 repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (1) and (2) entered into with any bank meeting the qualifications specified in clause (2) above;

(4)                 commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s or carrying an equivalent rating by a Nationally Recognized Statistical Rating Organization, if both of the two named rating agencies cease publishing ratings of investments or, if no rating is available in respect of the commercial paper, the issuer of which has an equivalent rating in respect of its long-term debt, and in any case maturing within one year after the date of acquisition thereof;

(5)                 readily marketable direct obligations issued by any state of the United States of America, any province of Canada, or any member of the EU or any political subdivision thereof, in each case, having one of the two highest rating categories obtainable from either Moody’s or S&P (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) with maturities of not more than two years from the date of acquisition;

(6)                 Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) with maturities of 12 months or less from the date of acquisition; and

(7)                 interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (6) above.

“Change of Control” means:

(1)                 KDG becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, becoming the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of KDG (provided that for the purposes of this clause, (x) no Change of Control shall be deemed to occur by reason of KDG becoming a Subsidiary of a Successor Parent and (y) any Voting Stock of which any Permitted Holder is the “beneficial owner” (as so defined) shall not in any case be included in any Voting Stock of which any such person or group is the “beneficial owner” (as so defined)); or

(2)                 following the first Public Offering by the IPO Entity, during any period of two consecutive years, individuals who at the beginning of such period constituted the majority of the shareholder representatives on the Board of Directors of the IPO Entity (together with any new directors whose election by the majority of the shareholder representatives on such Board of Directors of the IPO Entity, as applicable, or whose nomination for election by shareholders of the IPO Entity, as applicable was approved by a vote of the majority of the shareholder representatives on the Board of Directors of the IPO Entity, as applicable, then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) ceased for any reason to constitute the majority of the shareholder representatives on the Board of Directors of the IPO Entity, as applicable, then in office; or

(3)                 the sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or other business combination transaction), in one or a series of related transactions, of all or substantially all of the assets of KDG and its Restricted Subsidiaries taken as a whole to a Person, other than a Restricted Subsidiary or one or more Permitted Holders.

“Clearstream, Luxembourg” means Clearstream, Luxembourg Banking, société anonyme as currently in effect or any successor securities clearing agency.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commodity Hedging Agreements” means in respect of a Person any commodity purchase contract, commodity futures or forward contract, commodities option contract or other similar contract (including commodities derivative agreements or arrangements), to which such Person is a party or a beneficiary.

“Consolidated EBITDA” for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1)                 Consolidated Interest Expense and Receivables Fees;

(2)                 Consolidated Income Taxes;

(3)                 consolidated depreciation expense;

(4)                 consolidated amortization expense;

(5)                 any expenses, charges or other costs related to any Equity Offering, Investment, acquisition (including amounts paid in connection with the acquisition or retention of one or more individuals comprising part of a management team retained to manage the acquired business, provided that such payments are made at the time of such acquisition and are consistent with the customary practice in the industry at the time of such acquisition), disposition, recapitalization or the Incurrence of any Indebtedness permitted by the Indenture (whether or not successful) (including any such fees, expenses or charges related to the Original Acquisition or any Acquisition (including any expenses in connection with related due diligence activities)), in each case, as determined in good faith by an Officer of KDG and without duplication of any amounts excluded under clause (4) of the definition of “Consolidated Net Income;”

(6)                 any minority interest expense consisting of income attributable to minority equity interests of third parties in such period or any prior period, except to the extent of dividends declared or paid on, or other cash payments in respect of Capital Stock held by such third parties; and

(7)                 other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period) less other non-cash items of income increasing Consolidated Net Income (excluding any such non-cash item of income to the extent it represents a receipt of cash in any future period).

Notwithstanding the foregoing, the provision for taxes and the depreciation, amortization and non-cash items of a Restricted Subsidiary shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be distributed to KDG by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, governmental rules and regulations applicable to such Restricted Subsidiary or its shareholders (other than any restriction specified in sub-clauses (a) through (f) of clause (2) of the definition of “Consolidated Net Income”).

For the purposes of calculating Consolidated Net Income, Consolidated EBITDA and the Consolidated Leverage Ratio for the fiscal quarter in which any Acquisition occurs and for each of the four full fiscal quarters ending after the closing date of such Acquisition, the results of the relevant Target Group will be included as follows: (a) if calculated during the quarter in which the relevant Acquisition occurs, the results of such Target Group for the quarter ended immediately prior to the quarter in which such Acquisition occurs multiplied by 4, (b) if calculated during the first quarter after the quarter in which such Acquisition occurs, the results of such Target Group for the quarter in which such Acquisition occurs multiplied by 4, (c) if calculated during the second quarter after the quarter in which such Acquisition occurs, the results of such Target Group for the first quarter after the quarter in which such Acquisition occurs multiplied by 4, (d) if calculated during the third quarter after the quarter in which such Acquisition occurs, the results of such Target Group for the first two quarters after the quarter in which such Acquisition occurs multiplied by 2 and (e) if calculated during the fourth quarter after the quarter in which such Acquisition occurs, the results of such Target Group for the first three quarters after the quarter in which such Acquisition occurs multiplied by 4/3.

“Consolidated Income Taxes” means taxes or other payments, including deferred Taxes, based on income, profits or capital of any of KDG and its Restricted Subsidiaries whether or not paid, estimated, accrued or required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, for any period, the sum, without duplication, of the following (in each case, determined on the basis of GAAP) the consolidated net interest income/expense of KDG and its Restricted Subsidiaries, whether paid or accrued, including any such interest and charges consisting of:

(1)                 interest expense attributable to Capitalized Lease Obligations;

(2)                 amortization of debt discount and debt issuance cost;

(3)                 non-cash interest expense;

(4)                 commissions, discounts and other fees and charges owed with respect to financings not included in clause (2) above;

(5)                 costs associated with Hedging Obligations;

(6)                 dividends on other distributions in respect of all Disqualified Stock of KDG and all Preferred Stock of any Restricted Subsidiary, to the extent held by Persons other than KDG or a subsidiary of KDG;

(7)                 the consolidated interest expense that was capitalized during such period; and

(8)                 interest actually paid by KDG on any Restricted Subsidiary, under any Guarantee of Indebtedness or other obligation of any other Person.

“Consolidated Leverage” means the sum of the aggregate outstanding Indebtedness of KDG and its Restricted Subsidiaries (excluding Hedging Obligations except to the extent provided in clause (c) of the penultimate paragraph of the covenant described under “Certain Covenants — Limitation on Indebtedness”) as of the relevant date of calculation on a consolidated basis on the basis of GAAP.

“Consolidated Leverage Ratio” means, as of any date of determination, the ratio of (x) Consolidated Leverage at such date to (y) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal consolidated financial statements of KDG are available; provided, however, that for the purposes of calculating Consolidated EBITDA for such period, if, as of such date of determination:

(1)                 since the beginning of such period KDG or any Restricted Subsidiary has disposed of any company, any business, or any group of assets constituting an operating unit of a business (any such disposition, a “Sale”) or if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is such a Sale, Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets which are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period;

(2)                 since the beginning of such period KDG or any Restricted Subsidiary (by merger or otherwise) has made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise has acquired any company, any business, or any group of assets constituting an operating unit of a business (any such Investment or acquisition, a “Purchase”), including any such Purchase occurring in connection with a transaction causing a calculation to be made hereunder, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Purchase occurred on the first day of such period; and

(3)                 since the beginning of such period any Person (that became a Restricted Subsidiary or was merged or otherwise combined with or into KDG or any Restricted Subsidiary since the beginning of such period) will have made any Sale or any Purchase that would have required an adjustment pursuant to clause (1) or (2) above if made by KDG or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Sale or Purchase occurred on the first day of such period.

For purposes of this definition, (a) whenever pro forma effect is to be given to any transaction or calculation under this definition, the pro forma calculations will be as determined in good faith by a responsible financial or accounting officer of KDG (including in respect of anticipated expense and cost reductions and synergies) and (b) in determining the amount of Indebtedness outstanding on any date of determination, pro forma effect shall be given to any Incurrence, repayment, repurchase, defeasance or other acquisition, retirement or discharge of Indebtedness on such date.

“Consolidated Net Income” means, for any period, net income (loss) of KDG and its Restricted Subsidiaries determined on a consolidated basis on the basis of GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1)                 subject to the limitations contained in clause (3) below, any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that KDG’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed by such Person during such period to KDG or a Restricted Subsidiary as a dividend or other distribution or return on investment (subject, in the case of a dividend or other distribution or return on investment to a Restricted Subsidiary, to the limitations contained in clause (2) below);

(2)                 any net income (loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to KDG by operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its shareholders (other than (a) restrictions that have been waived or otherwise released, (b) restrictions pursuant to the Notes or the Indenture, (c) restrictions pursuant to the Bridge Facility Agreement, Bridge Exchange Notes or Take-Out Securities, (d) restrictions in effect on the Issue Date with respect to a Restricted Subsidiary (including pursuant to the Senior Facilities Agreement and the Bridge Facility Agreement) and other restrictions with respect to such Restricted Subsidiary that taken as a whole are not materially less favorable to the Holders than such restrictions in effect on the Issue Date, (e) restrictions specified in clause (11) of the second paragraph of the covenant described under “Certain Covenants — Limitation on Restrictions on Distributions from Restricted Subsidiaries” and (f) with respect to any Target and its Subsidiaries, restrictions in effect on the closing date of the applicable Acquisition that taken as a whole are not materially less favorable to the Holders than the restrictions in effect on the Issue Date with respect to the Restricted Subsidiaries of KDG); except that KDG’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed or that could have been distributed by such Restricted Subsidiary during such period to KDG or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause);

(3)                 any net gain (or loss) realized upon the sale or other disposition of any asset or disposed operations of KDG or any Restricted Subsidiaries (including pursuant to any sale/leaseback transaction) which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by an Officer or the Board of Directors of KDG);

(4)                 any extraordinary, exceptional, unusual or non-recurring gain, loss or charge or any charges in respect of any restructuring, redundancy or severance or any charges or payments to DTAG in connection with employees made redundant or any expenses, charges or other costs related to the Transactions;

(5)                 the cumulative effect of a change in accounting principles;

(6)                 any non-cash compensation charge arising from any grant of stock, stock options or other equity based awards;

(7)                 all deferred financing costs written off and premiums paid in connection with any early extinguishment of Indebtedness and any net gain (loss) from any write-off or forgiveness of Indebtedness;

(8)                 any unrealized gains or losses in respect of Hedging Obligations or, in the event GAAP means U.S. GAAP or IFRS, any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value or changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of Hedging Obligations;

(9)                 any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person;

(10)   any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of KDG or any Restricted Subsidiary owing to KDG or any Restricted Subsidiary;

(11)          any one-time non-cash charges or increases in amortization or depreciation resulting from purchase accounting, in each case, in relation to any acquisition of another Person or business, including the Original Acquisition and any Acquisition;

(12)          any goodwill or other intangible asset impairment charge; and

(13)          the impact of capitalized interest on Subordinated Shareholder Funding.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other obligation that does not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”), including any obligation of such Person, whether or not contingent:

(1)                 to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)                 to advance or supply funds:

(a)                 for the purchase or payment of any such primary obligation; or

(b)                to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)                 to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facility” means, with respect to KDG, one or more debt facilities or arrangements (including the Senior Facilities Agreement, the Bridge Facility or commercial paper facilities) with banks or other institutions providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions and whether provided under the original Senior Facilities Agreement, the original Bridge Facility or one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes and letters of credit issued pursuant thereto and any Guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding Subsidiaries of KDG as additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (4) otherwise altering the terms and conditions thereof.

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement, currency futures contract, currency option contract, currency derivative or other similar agreement to which such Person is a party or beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Amount” means €750,000,000 minus €275,000,000 minus:

(i)                     if the iesy Acquisition is completed, €137,000,000;

(ii)                  if the ish Acquisition is completed, €387,000,000; and

(iii)               if the KBW Acquisition is completed, €226,000,000;

provided, however, that, in the event that (a) some but not all of the Acquisitions are completed and (b) the total aggregate purchase price paid is less than €1,400 million, in the case of ish, €815.6 million, in the case of KBW, or €494.3 million, in the case of iesy (each, an “Original Purchase Price”), then the amount set forth in clause (i), (ii) or (iii) above, as applicable, shall be reduced by the amount that the purchase price paid is less than the applicable Original Purchase Price.

“Designated Non-Cash Consideration” means the fair market value (as determined in good faith by KDG) of non-cash consideration received by KDG or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash, Cash Equivalents or Temporary Cash Investments received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with the covenant described under “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock.”

“Designated Preference Shares” means, with respect to KDG or any Parent, Preferred Stock (other than Disqualified Stock) (a) that is issued for cash (other than to KDG or a Subsidiary of KDG or an employee stock ownership plan or trust established by KDG or any such Subsidiary for the benefit of their employees to the extent funded by KDG or such Subsidiary) and (b) that is designated as “Designated Preference Shares” pursuant to an Officer’s Certificate of KDG at or prior to the issuance thereof, the Net Cash Proceeds of which are excluded from the calculation set forth in clause (c)(ii) of the first paragraph of the covenant described under “Certain Covenants — Limitation on Restricted Payments.”

“Designated Senior Indebtedness” means (1) any Note Guarantor Senior Indebtedness that has, at the time of designation, an aggregate principal amount outstanding of at least €25 million (including the amount of all undrawn commitments and matured and contingent reimbursement obligations pursuant to letters of credit thereunder) that is designated in a notice delivered by a representative of the holders of such Note Guarantor Senior Indebtedness to the Trustee and in an Officer’s Certificate delivered to the Trustee as “Designated Senior Indebtedness” for purposes of the Indenture, and (2) all Indebtedness arising under the Senior Facilities Agreement.

“Disinterested Director” means, with respect to any Affiliate Transaction, a member of the Board of Directors of KDG having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of the Board of Directors of KDG shall not be deemed to have such a financial interest by reason of such member’s holding Capital Stock of KDG or any Parent or any options, warrants or other rights in respect of such Capital Stock.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)                 matures or is mandatorily redeemable for cash or in exchange for Indebtedness pursuant to a sinking fund obligation or otherwise;

(2)                 is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of KDG or a Restricted Subsidiary); or

(3)                 is or may become (in accordance with its terms) upon the occurrence of certain events or otherwise redeemable or repurchasable for cash or in exchange for Indebtedness at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the earlier of (a) the Stated Maturity of the Notes or (b) the date on which there are no Notes outstanding; provided, however, that (i) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock and (ii) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require KDG to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (howsoever defined or referred to) shall not constitute Disqualified Stock if any such redemption or repurchase obligation is subject to compliance by the relevant Person with the covenant described under “Certain Covenants — Limitation on Restricted Payments.”

“DTAG” means Deutsche Telekom AG and its Affiliates.

“DTC” means The Depository Trust Company or any successor securities clearing agency.

“Enforcement Sale” means (1) any sale or disposition of the Collateral pursuant to enforcement action taken by the Security Trustee in accordance with the provisions of the Intercreditor Agreement, including on behalf of the Senior Indebtedness Incurred under the Senior Facilities Agreement, to the extent such sale or disposition is effected in compliance with the provisions of the Intercreditor Agreement, or (2) any sale or disposition of the Collateral pursuant to the enforcement of security in favor of other Senior Indebtedness of KDG or its Restricted Subsidiaries which complies with the terms of an Additional Intercreditor Agreement (or if there is no such intercreditor agreement, would substantially comply with the requirements of clause (1) hereof).

“Equity Offering” means a sale of Capital Stock (x) that is a sale of Capital Stock of KDG (other than Disqualified Stock) other than offerings registered on Form S-8 (or any successor form) under the Securities Act or any similar offering in other jurisdictions, or (y) the proceeds of which are contributed as Subordinated Shareholder Funding or to the equity (other than through the issuance of Disqualified Stock or Designated Preference Shares or through an Excluded Contribution) of KDG or any of its Restricted Subsidiaries.

“Escrowed Proceeds” means the proceeds from the offering of any high yield debt securities paid into an escrow account with an independent escrow agent on the date of the applicable offering pursuant to escrow arrangements that permit the release of amounts on deposit in such escrow account upon satisfaction of certain conditions or the occurrence of certain events. The term “Escrowed Proceeds” shall include any interest earned on the amounts held in escrow.

“Euroclear” means Euroclear Bank S.A./N.V., as operator of the Euroclear Clearance System as currently in effect or any successor securities clearing agency.

“Euro Equivalent” means, with respect to any monetary amount in a currency other than Euro, at any time of determination thereof by KDG or the Trustee, the amount of Euro obtained by converting such currency other than Euro involved in such computation into Euro at the spot rate for the purchase of Euro with the applicable currency other than Euro as published in The Financial Times in the “Currency Rates” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by KDG) on the date of such determination.

“European Government Obligations” means any security that is (1) a direct obligation of Ireland, Belgium, the Netherlands, France, Germany or any other country that is a member of the European Monetary Union on the date of the Indenture, for the payment of which the full faith and credit of such country is pledged or (2) an obligation of a person controlled or supervised by and acting as an agency or instrumentality of any such country the payment of which is unconditionally Guaranteed as a full faith and credit obligation by such country, which, in either case under the preceding clause (1) or (2), is not callable or redeemable at the option of the issuer thereof.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Notes” means Notes that have been registered under the Securities Act issued in exchange for an aggregate principal amount of outstanding Notes that have not been so registered.

“Excluded Contribution” means Net Cash Proceeds or property or assets received by KDG as capital contributions to the equity (other than through the issuance of Disqualified Stock or Designated Preference Shares) of KDG after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by KDG or any Subsidiary of KDG for the benefit of its employees to the extent funded by KDG or any Restricted Subsidiary) of Capital Stock (other than Disqualified Stock or Designated Preference Shares) or Subordinated Shareholder Funding of KDG, in each case, to the extent designated as an Excluded Contribution pursuant to an Officer’s Certificate of KDG.

“Fair market value” unless otherwise specified, wherever such term is used in the Indenture (except in relation to an Enforcement Sale and except as otherwise specifically provided in this “Description of the Notes”), may be conclusively established by means of an Officer’s Certificate or a resolution of the Board of Directors of KDG setting out such fair market value as determined by such Officer or such Board of Directors in good faith.

“Finance Subsidiary” means a Restricted Subsidiary of KDG (1) whose sole operations are comprised of incurring or issuing Indebtedness from time to time to finance the operations of KDG and/or its Restricted Subsidiaries (including future acquisitions) and (2) which conducts no business and owns no material assets other than any intercompany Indebtedness.

“GAAP” means generally accepted accounting principles in the Federal Republic of Germany as in effect (except as otherwise provided in the Indenture) on the Issue Date. Except as otherwise expressly provided in the Indenture, all ratios and calculations based on GAAP contained in the Indenture shall be computed in conformity with GAAP. At any time after the Issue Date, KDG may elect to apply International Financial Reporting Standards (“IFRS”) or generally accepted accounting principles in the U.S. (“U.S. GAAP”) in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS or U.S. GAAP, as applicable, as in effect (except as otherwise provided in the Indenture) on the date of such election; provided that any such election, once made, shall be irrevocable and that upon first reporting its fiscal year results under IFRS or U.S. GAAP, as applicable, it shall restate its financial statements on the basis of IFRS or U.S. GAAP, as applicable, for the fiscal year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of IFRS or U.S. GAAP, as applicable, except for any fiscal year or period including all or any part of 2003 (and, in such case, any audit report with respect to the fiscal year or nine months ending December 31, 2004 may be qualified as to the absence of such prior year financial statements). KDG shall give notice of any such election to the Trustee and the Holders.

“Government Obligations” means European Government Obligations and U.S. Government Obligations.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(1)                 to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)                 entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Hedging Agreement.

“Holder” or “holder” means each Person in whose name the Notes are registered on the Registrar’s books, which shall initially be Euroclear, Clearstream, Luxembourg or DTC, as applicable.

“iesy Group” means each iesy Target and its Subsidiaries.

“Incur” means issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)                 the principal of indebtedness of such Person for borrowed money;

(2)                 the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)                 all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of Incurrence);

(4)                 the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(5)                 Capitalized Lease Obligations of such Person;

(6)                 the principal component of all obligations, or liquidation preference, of such Person with respect to any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)                 the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in good faith by KDG) and (b) the amount of such Indebtedness of such other Persons;

(8)                 Guarantees by such Person of the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9)                 to the extent not otherwise included in this definition, net obligations of such Person under Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

The term “Indebtedness” shall not include Subordinated Shareholder Funding.

The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in the Indenture, and (other than with respect to letters of credit or Guarantees or Indebtedness specified in clause (7) above) shall equal the amount thereof that would appear on a balance sheet of such Person (excluding any notes thereto) prepared on the basis of GAAP.

Notwithstanding the above provisions, in no event shall the following constitute Indebtedness:

(i)                     Contingent Obligations incurred in the ordinary course of business and obligations under or in respect of Qualified Receivables Financings;

(ii)                  in connection with the purchase by KDG or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; or

(iii)               for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement obligations, pension fund obligations or contributions or social security or wage Taxes.

“Independent Financial Advisor” means an investment banking or accounting firm of international standing or any third-party appraiser of international standing; provided, however, that such firm or appraiser is not an Affiliate of KDG.

“Initial Public Offering” means an Equity Offering of common stock or equity of KDG or any Parent or any successor (the “IPO Entity”) following which there is a Public Market and, as a result of which, the shares of common stock or equity of the IPO Entity in such offering are listed on an internationally recognized exchange or traded on an internationally recognized market.

“Intercreditor Agreement” means the Amended and Restated Priority Agreement dated on or around June 29, 2004, among KDG, KDS, the lenders, facility agent and security agent under the Senior Facilities Agreement, the lenders, facility agent and security agent under the Bridge Facility, the Trustee and the Security Trustee as amended from time to time.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extensions of credit (other than advances or extensions of credit to customers, suppliers, directors, officers or employees of any Person in the ordinary course of business, and excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a balance sheet prepared on the basis of GAAP; provided, however, that endorsements of negotiable instruments and documents in the ordinary course of business will not be deemed to be an Investment. If KDG or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by KDG or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time.

For purposes of “Certain Covenants — Limitation on Restricted Payments:”

(1)                 “Investment” will include the portion (proportionate to KDG’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of KDG at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, KDG will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to

(a) KDG’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to KDG’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of KDG in good faith) of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary; and

(2)                 any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of KDG.

Guarantees shall not be deemed to be Investments. The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced (at KDG’s option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment.

“Investment Grade Securities” means:

(1)                 securities issued or directly and fully Guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents);

(2)                 securities issued or directly and fully guaranteed or insured by a member of the EU as of January 1, 2004, or any agency or instrumentality thereof (other than Cash Equivalents);

(3)                 debt securities or debt instruments with a rating of “A-” or higher from S&P or “A3” or higher by Moody’s or the equivalent of such rating by such rating organization or, if no rating of Moody’s or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization, but excluding any debt securities or instruments constituting loans or advances among KDG and its Subsidiaries;

(4)                 investments in any fund that invests exclusively in investments of the type described in clauses (1), (2) and (3) above which fund may also hold cash and Cash Equivalents pending investment and/or distribution; and

(5)                 corresponding instruments in countries other than those identified in clause (1) or (2) above customarily utilized for high quality investments.

“Investment Grade Status” shall occur when the Notes receive both of the following:

(1)                 a rating of “BBB-” or higher from S&P; and

(2)                 a rating of “Baa3” or higher from Moody’s;

or the equivalent of such rating by either such rating organization or, if no rating of Moody’s or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization.

“IPO Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of common stock or common equity interests of the IPO Entity at the time of closing of the Initial Public Offering multiplied by (ii) the price per share at which such shares of common stock or common equity interests are sold in such Initial Public Offering.

“ish Group” means each ish Target and its Subsidiaries.

“Issue Date” means July 2, 2004.

“Issuer” means (i) any Parent and (ii) any special purpose financing subsidiary of KDG or any Parent.

“KBW Group” means each KBW Target and its Subsidiaries.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Majority Lenders” means

(a)                 in the case of the Senior Facilities Agreements, at any time, lenders under the Senior Facilities Agreement:

(1)                 the aggregate of whose shares in the outstanding loans, ancillary outstandings and undrawn commitments then represents 66 2/3% or more of the aggregate of all the outstanding loans, ancillary outstandings and undrawn commitments of all the lenders under the Senior Facilities Agreement;

(2)                 if there is no loan or ancillary outstandings under the Senior Facilities Agreement then outstanding, whose undrawn commitments then aggregate 66 2/3% or more of the total commitments under such the Senior Facilities Agreement; or

(3)                 if there is no loan or ancillary outstandings then outstanding under the Senior Facilities Agreement and the commitments under such the Senior Facilities Agreement have been reduced to zero, whose commitments aggregated 66 2/3% or more of the commitments under the Senior Facilities Agreement immediately before the reduction; and

(b)    in the case of any Designated Senior Indebtedness, the majority lenders (which shall not, in any event, exceed lenders that are holders of 66 2/3% of the outstanding loans and undrawn commitments, if any, thereunder) as specified in the instrument or agreement governing such Designated Senior Indebtedness.

“Majority Senior Creditors” means the Majority Lenders under the Senior Facilities Agreement, as adjusted as provided in the Intercreditor Agreement or, to the extent applicable, any Additional Intercreditor Agreement to provide voting rights to hedging banks.

“Management Advances” means loans or advances made to, or Guarantees with respect to loans or advances made to, directors, officers, employees or consultants of any Parent, KDG or any Restricted Subsidiary:

(1)                 in respect of travel, entertainment or moving related expenses incurred in the ordinary course of business;

(2)                 in respect of moving related expenses incurred in connection with any closing or consolidation of any facility or office; or

(3)                 (in the case of this clause (3)) not exceeding €10 million in the aggregate outstanding at any time.

“Management Investors” means the officers, directors, employees and other members of the management of or consultants to any Parent, KDG or any of their respective Subsidiaries, or spouses, family members or relatives thereof, or any trust, partnership or other entity for the benefit of or the beneficial owner of which (directly or indirectly) is any of the foregoing, or any of their heirs, executors, successors and legal representatives, who at any date beneficially own or have the right to acquire, directly or indirectly, Capital Stock of KDG or any Parent.

“Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of common stock or common equity interests of the IPO Entity on the date of the declaration of the relevant dividend multiplied by (ii) the arithmetic mean of the closing prices per share of such common stock or common equity interests for the 30 consecutive trading days immediately preceding the date of declaration of such dividend.

“Material Group Subsidiary” means:

(1)                 MSG Media Services GmbH, Munich registered in the commercial register kept at the local court of Munich under HRB 122932;

(2)                 TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG registered in the commercial register kept at the local court of Kaiserslautern under HRA 2278;

(3)                 the general partner of KDS and any limited partner of KDS; and

(4)                 any other Subsidiary of KDG whose gross assets, pretax profits or turnover equal or exceed 3 per cent. of the gross assets, Consolidated EBITDA (as defined, for this purpose only, in the applicable Designated Senior Indebtedness) or turnover of KDG and its Subsidiaries.

For this purpose:

(a)                 the gross assets, pre-tax profits and turnover of a Subsidiary of KDG will be determined from its financial statements (consolidated if it has Subsidiaries) upon which the financial statements of KDG and its Subsidiaries for the previous four quarterly accounting periods have been based;

(b)                if a Subsidiary of KDG becomes a Subsidiary of KDG after the date on which the latest quarterly financial statements of KDG and its Subsidiaries have been prepared, the gross assets, pre-tax profits and turnover of that Subsidiary will be determined from its latest financial statements (consolidated if it has Subsidiaries);

(c)                 the gross assets, Consolidated EBITDA (as defined, for this purpose only, in the applicable Designated Senior Indebtedness) and turnover of KDG and its Subsidiaries will be determined from its financial statements for the previous four quarterly accounting periods adjusted (where appropriate) to reflect the gross assets, pre-tax profits or turnover of any company or business subsequently acquired or disposed of; and

(d)                the pre-tax profits of a Subsidiary (or a company or business subsequently acquired or disposed of) will be determined on the same basis as Consolidated EBITDA (as defined, for this purpose only, in the applicable Designated Senior Indebtedness), except that references to KDG will be construed as references to that Subsidiary, company or business;

provided that certification by the independent auditors of KDG that a Subsidiary is or is not a Material Group Subsidiary will, in the absence of manifest error, be conclusive.

“Moody’s” means Moody’s Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Nationally Recognized Statistical Rating Organization” means a nationally recognized statistical rating organization within the meaning of Rule 436 under the Securities Act.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)                 all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Taxes paid or required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)                 all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)                 all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4)                 the deduction of appropriate amounts required to be provided by the seller as a reserve, on the basis of GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by KDG or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or Subordinated Shareholder Funding, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“NewKDS” means Kabel Asset GmbH & Co. KG.

“Note Guarantee” means (1) the KDS Guarantee, (2) the NewKDS Guarantee and (3) any Additional Note Guarantee.

“Note Guarantor” means (1) prior to its merger with KDG, KDS in its capacity as guarantor of the Notes, which has now been superseded with the merger of KDS with KDG (2) NewKDS in its capacity as guarantor of the Notes and (3) each Additional Note Guarantor, in its capacity as an additional guarantor of the Notes.

“Note Guarantor Senior Indebtedness” means, with respect to a Note Guarantor, the following obligations, whether outstanding on the date of the Indenture or thereafter issued, without duplication:

(1)                 all liabilities Incurred by a Note Guarantor under the Senior Facilities Agreement and the related finance documents and certain hedging obligations specified in the Intercreditor Agreement;

(2)                 the Bank Indebtedness of such Note Guarantor, any Guarantee of the Bank Indebtedness by such Note Guarantor and all other Guarantees (other than any Guarantee that is Note Guarantor Senior Subordinated Indebtedness or Note Guarantor Subordinated Indebtedness) by such Note Guarantor of Senior Indebtedness of KDG or other Note Guarantor Senior Indebtedness; and

(3)                 all obligations consisting of principal of and premium, if any, accrued and unpaid interest on, and fees and other amounts relating to, all other Indebtedness of such Note Guarantor (other than Note Guarantor Senior Subordinated Indebtedness or Note Guarantor Subordinated Indebtedness).

Note Guarantor Senior Indebtedness includes interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Note Guarantor regardless of whether post filing interest is allowed in such proceedings.

Notwithstanding anything to the contrary in the preceding paragraph, Note Guarantor Senior Indebtedness will not include:

(1)                 any Indebtedness Incurred in violation of the covenant described under “Certain Covenants — Limitation on Indebtedness” (but no such violation shall be deemed to exist for the purposes of this paragraph (1) if any holder of such Indebtedness or such holder’s representative shall have received an Officer’s Certificate of KDG to the effect that such Incurrence of such Indebtedness does not (or, in the case of a revolving credit or similar facility, the Incurrence of the entire committed amount at the date on which the initial borrowing thereunder is made would not) violate such covenant);

(2)                 any obligations of such Note Guarantor to another Restricted Subsidiary or KDG;

(3)                 any liability for national, local or other taxes owed or owing by such Note Guarantor;

(4)                 any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities); or

(5)                 any Capital Stock.

“Note Guarantor Senior Subordinated Indebtedness” means, with respect to a Note Guarantor, the Note Guarantee issued by such Note Guarantor and any other Indebtedness of such Note Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that specifically provides that such Indebtedness is to rank equally with such Note Guarantee in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Note Guarantor which is not Note Guarantor Senior Indebtedness.

“Note Guarantor Subordinated Indebtedness” means any Indebtedness of a Note Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Note Guarantor under its Note Guarantee pursuant to a written agreement.

“Officer” means, with respect to any Person, (1) the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity or (2) any other individual designated as an “Officer” for the purposes of the Indenture by the Board of Directors of such Person.

“Officer’s Certificate” means, with respect to any Person, a certificate signed by one Officer of such Person.

“Opinion of Counsel” means a written opinion from legal counsel reasonably satisfactory to the Trustee. The counsel may be an employee of or counsel to KDG.

“Original Acquisition” means the acquisition in March 2003 by a consortium consisting of Affiliates of Apax Partners, The Goldman Sachs Group, Inc., and Providence Equity Partners, Inc. of six of the former nine regional cable television companies previously owned by Deutsche Telekom AG, together with certain other investments and assets related to Deutsche Telekom AG’s cable television business, including Deutsche Telekom AG’s digital playout facility and cable television service companies.

“Parent” means Cable Holding S.à r.l. and any other Person of which KDG at any time is or becomes a Subsidiary after the Issue Date.

“Parent Expenses” means:

(1)                 costs (including all professional fees and expenses) Incurred by any Parent in connection with reporting obligations under or otherwise Incurred in connection with compliance with applicable laws, rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, the Indenture or any other agreement or instrument relating to Indebtedness of KDG or any Restricted Subsidiary, including in respect of any reports filed with respect to the Securities Act, Exchange Act or the respective rules and regulations promulgated thereunder;

(2)                 customary indemnification obligations of any Parent owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person to the extent relating to KDG and its Subsidiaries;

(3)                 obligations of any Parent in respect of director and officer insurance (including premiums therefor) to the extent relating to KDG and its Subsidiaries;

(4)                 fees and expenses payable by any Parent in connection with the Transactions;

(5)                 general corporate overhead expenses, including professional fees and expenses and other operational expenses of any Parent related to the ownership or operation of the business of KDG or any of its Restricted Subsidiaries; and

(6)                 expenses incurred by any Parent in connection with any public offering or other sale of Capital Stock or Indebtedness

(a)                 where the net proceeds of such offering or sale are intended to be received by or contributed to KDG or a Restricted Subsidiary,

(b)                in a prorated amount of such expenses in proportion to the amount of such net proceeds intended to be so received or contributed, or

(c)                 otherwise on an interim basis prior to completion of such offering so long as any Parent shall cause the amount of such expenses to be repaid to KDG or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed.

“Pari Passu Indebtedness” means (1) Senior Indebtedness of KDG; (2) Indebtedness of any Finance Subsidiary which is Guaranteed by KDG, if such Guarantee ranks pari passu in right of payment to the Notes; and (3) Note Guarantor Senior Subordinated Indebtedness.

“Paying Agent” means any Person authorized by KDG to pay the principal of (and premium, if any) or interest on any Notes on behalf of KDG.

“Percentage Amount” means at any time:

(1)                 if none of the Acquisitions have completed at that time, 50%;

(2)                 if one or two of the Acquisitions have completed at that time, 75%; and

(3)                 if all the Acquisitions have completed at that time, 100%.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of assets used or useful in a Similar Business or a combination of such assets and cash, Cash Equivalents or Temporary Cash Investments between KDG or any of its Restricted Subsidiaries and another Person;

provided that any cash or Cash Equivalents received in excess of the value of any cash or Cash Equivalents sold or exchanged must be applied in accordance with the covenant described under “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock.”

“Permitted Collateral Liens” means (x) Liens on the Collateral arising by operation of law that are described in one or more of clauses (3), (4) and (9) of the definition of “Permitted Liens” and that, in each case, would not materially interfere with the ability of the Security Trustee to enforce the Security Interest in the Collateral and (y) Liens on the Collateral to secure (1) any Additional Notes, (2) Indebtedness of KDG or a Restricted Subsidiary that is permitted to be Incurred under the first paragraph of the covenant described under “Certain Covenants — Limitation on Indebtedness” or clauses (1), (2) (in the case of (2), to the extent such Guarantee is in respect of Indebtedness otherwise permitted to be secured and specified in this definition of Permitted Collateral Liens), (6) (in the case of (6), to the extent such Indebtedness is Incurred under an Interest Rate Agreement or Currency Agreement in respect of Indebtedness Incurred under the first paragraph of or clause (1) of the second paragraph of the covenant described under “Certain Covenants — Limitation on Indebtedness”) (7) (other than with respect to Capitalized Lease Obligations) or (11) of the second paragraph of the covenant described under “Certain Covenants — Limitation on Indebtedness” and (3) any Refinancing Indebtedness in respect of Indebtedness referred to in the foregoing clause (1) or (2); provided, however, that such Lien ranks (a) equal to all other Liens on such Collateral securing Senior Indebtedness of KDG or such Restricted Subsidiary, as applicable, if such Indebtedness is Senior Indebtedness of KDG or such Restricted Subsidiary, as applicable, (except that (i) a Lien in favor of Senior Indebtedness (“Refinancing Senior Debt”) need not rank equally with Liens in favor of other Senior Indebtedness, if such Refinancing Senior Debt was incurred to refinance Indebtedness described in this clause (a) and (ii) lenders under any Credit Facility may provide for an ordering of payments under the various tranches of that Credit Facility), (b) equal to all other Liens on such Collateral securing Note Guarantor Senior Subordinated Indebtedness, if such Indebtedness is Note Guarantor Senior Subordinated Indebtedness or (c) junior to the Liens securing the Notes or the Note Guarantees.

“Permitted Holders” means, collectively, (1) Providence Equity Offshore Partners IV L.P., Providence Equity Operating Partners IV L.P., Apax Partners, The Goldman Sachs Group, Inc., Candover Investments plc and any one or more Persons whose beneficial ownership constitutes or results in a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture, (2) any Management Investor, (3) any Affiliate or Related Person of any Permitted Holder described in the preceding clause (1) or any successor thereto or any Affiliate of such Person or such successor, and any successor to any such Permitted Holder Affiliate or Related Person and (4) any Person who is acting as an underwriter in connection with a public or private offering of Capital Stock of any Parent or KDG, acting in such capacity.

“Permitted Investment” means (in each case, by KDG or any of its Restricted Subsidiaries):

(1)    Investments in a Restricted Subsidiary or KDG or a Person that is engaged in any Similar Business and such Person will, upon the making of such Investment, become a Restricted Subsidiary;

(2)    Investments in another Person if such Person is engaged in any Similar Business and as a result of such Investment such other Person is merged, consolidated or otherwise combined with or into, or transfers or conveys all or substantially all its assets to, KDG or a Restricted Subsidiary;

(3)    Investments in cash, Cash Equivalents, Temporary Cash Investments or Investment Grade Securities;

(4)    Investments in receivables owing to KDG or any Restricted Subsidiary created or acquired in the ordinary course of business;

(5)    Investments in payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)    Management Advances;

(7)    Investments in Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to KDG or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement including upon the bankruptcy or insolvency of a debtor;

(8)    Investments made as a result of the receipt of non-cash consideration from a sale or other disposition of property or assets, including an Asset Disposition, in each case, that was made in compliance with “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock;”

(9)    Investments in existence on, or made pursuant to legally binding commitments in existence on, the Issue Date or, with respect to any Target, Investments in existence on, or made pursuant to legally binding commitments in existence on, the Issue Date or made prior to the closing date of the relevant Acquisition to the extent not prohibited by the provisions of the applicable Sale and Purchase Agreement as in effect on the Issue Date (but without giving effect to any provision thereof permitting the relevant Target to suspend its obligations thereunder);

(10)   Currency Agreements, Interest Rate Agreements, Commodity Hedging Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “Certain Covenants — Limitation on Indebtedness;”

   (11)  Investments, taken together with all other Investments made pursuant to this clause (11) and at any time outstanding, in an aggregate amount at the time of such Investment not to exceed (a) in the event none of the Acquisitions are consummated, the greater of €100 million and 5% of Total Assets, (b) in the event all the Acquisitions are consummated, the greater of €175 million and 3.5% of Total Assets and (c) in the event some but not all the Acquisitions are consummated, the greater of €100 million plus (x) €35 million, in the event that the ish Acquisition is consummated, (y) €30 million, in the event that the KBW Acquisition is consummated and (z) €10 million, in the event that the iesy Acquisition is consummated; and a percentage of Total Assets equal to the Relevant Percentage Asset Amount; provided that, if an Investment is made pursuant to this clause in a Person that is not a Restricted Subsidiary and such Person subsequently becomes a Restricted Subsidiary or is subsequently designated a Restricted Subsidiary pursuant to the covenant described under “Certain Covenants — Limitation on Restricted Payments,” such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) of the definition of “Permitted Investments” and not this clause;

(12)   pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or Liens otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under the covenant described under “Certain Covenants — Limitation on Liens;”

(13)   Investments relating to (x) any Receivables Subsidiary or any Investment by a Receivables Subsidiary in another Person (other than an Affiliate of KDG which is not an Affiliate solely due to an ownership interest of KDG or a Restricted Subsidiary in such Person), in each case in connection with a Qualified Receivables Financing that, in the good faith determination of the Issuer, are necessary or advisable to effect or maintain such Qualified Receivables Financing or (y) any promissory note issued by KDG or any Parent; provided that, if any Parent receives cash from the relevant Receivables Subsidiary in exchange for such note, an equal cash amount is contributed, directly or indirectly, by any Parent to KDG;

(14)   Investments in the Notes, Bridge Exchange Notes, Take-Out Securities or any other Indebtedness permitted by clause (1)(b) of the second paragraph under “Certain Covenants — Limitation on Indebtedness;”

(15)   any Investment to the extent made using Capital Stock of KDG (other than Disqualified Stock), Subordinated Shareholder Funding or Capital Stock of any Parent as consideration;

(16)   any transaction to the extent constituting an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants — Limitation on Affiliate Transactions” (except those described in clauses (1), (3), and (12) of that paragraph); and

(17)   any Investment as part of the Transactions.

“Permitted Liens” means, with respect to any Person:

(1)    Liens securing Senior Indebtedness, Note Guarantor Senior Indebtedness or Bank Indebtedness of any Restricted Subsidiary which is not a Note Guarantor and Liens on assets or property of a Restricted Subsidiary that is not a Note Guarantor securing Indebtedness of a Restricted Subsidiary that is not a Note Guarantor;

(2)    pledges, deposits or Liens under workmen’s compensation laws, unemployment insurance laws, social security laws or similar legislation, or insurance related obligations (including pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements), or in connection with bids, tenders, completion guarantees, contracts (other than for borrowed money) or leases, or to secure utilities, licenses, public or statutory obligations, or to secure surety, judgment, appeal or performance bonds (or other similar bonds, instruments or obligations), or as security for contested taxes or import or customs duties or for the payment of rent, or other obligations of like nature, in each case incurred in the ordinary course of business;

(3)    Liens imposed by law, including carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s and repairmen’s or other like Liens, in each case for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(4)    Liens for taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5)    Liens in favor of issuers of surety, performance or other bonds or letters of credit or bankers’ acceptances (not issued to support Indebtedness for borrowed money) issued pursuant to the request of and for the account of KDG or any Restricted Subsidiary in the ordinary course of its business;

(6)    encumbrances, ground leases, easements (including reciprocal easement agreements), survey exceptions, or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of KDG and its Restricted Subsidiaries or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of KDG and its Restricted Subsidiaries;

(7)    Liens securing Hedging Obligations permitted under the Indenture;

(8)    leases, licenses, subleases and sublicenses of assets (including real property and intellectual property rights), in each case entered into in the ordinary course of business;

(9)    Liens arising out of judgments, decrees, orders or awards not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10)   Liens for the purpose of securing Capitalized Lease Obligations, Purchase Money Obligations or SLA Agreements, or securing the payment of all or a part of the purchase price of, or securing other Indebtedness Incurred to finance or refinance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business; provided that (a) other than in the case of SLA Agreements, the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and (b) any such Lien may not extend to any assets or property of KDG or any Restricted Subsidiary other than assets or property acquired, improved, constructed or leased with the proceeds of such Indebtedness or subject to such SLA Agreement and any improvements or accessions to such assets and property;

(11)   Liens arising by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary or financial institution;

(12)   Liens arising from U.S. Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by KDG and its Restricted Subsidiaries in the ordinary course of business;

(13)   Liens existing on, or provided for under written agreements existing on, the Issue Date or, with respect to any Target, existing on the Issue Date or Incurred prior to the closing date of the relevant Acquisition to the extent not prohibited by the provisions of the applicable Sale and Purchase Agreement as in effect on the Issue Date (but without giving effect to any provision thereof permitting the relevant Target to suspend its obligations thereunder);

(14)   Liens on property, other assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary (or at the time KDG or a Restricted Subsidiary acquires such property, other assets or shares of stock, including any acquisition by means of a merger, consolidation or other business combination transaction with or into KDG or any Restricted Subsidiary); provided, however, that such Liens are not created, Incurred or assumed in anticipation of or in connection with, such other Person becoming a Restricted Subsidiary (or such acquisition of such property, other assets or stock); provided, further, that such Liens are limited to all or part of the same property, other assets or stock (plus improvements, accession, proceeds or dividends or distributions in connection with the original property, other assets or stock) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(15)   Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to KDG or another Restricted Subsidiary, or of KDG owing to a Restricted Subsidiary or Liens in favor of KDG or any Note Guarantor;

(16)   Permitted Collateral Liens;

(17)   Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, and permitted to be secured under the Indenture; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is or could be the security for or subject to a Permitted Lien hereunder;

(18)   any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(19)   (a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property over which KDG or any Restricted Subsidiary of KDG has easement rights or on any leased property and subordination or similar arrangements relating thereto and (b) any condemnation or eminent domain proceedings affecting any real property;

(20)   any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(21)   Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(22)   Liens on Receivables Assets incurred in connection with a Qualified Receivables Financing;

(23)   Liens on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent such cash or government securities prefund the payment of interest on such Indebtedness and are held in an escrow account or similar arrangement to be applied for such purpose;

(24)   Liens securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities;

(25)   Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(26)   Liens securing Indebtedness or other obligations of a Receivables Subsidiary;

(27)   Liens Incurred in the ordinary course of business with respect to obligations (other than Indebtedness for borrowed money) which do not exceed €20 million at any one time outstanding;

(28)   Liens securing Management Advances;

(29)   Liens on any Escrowed Proceeds; and

(30)   Liens on Capital Stock or other securities of any Unrestricted Subsidiary that secure Indebtedness of such Unrestricted Subsidiary.

Notwithstanding anything to the contrary contained in this definition of “Permitted Liens” (i) Liens securing Indebtedness described in the fourth paragraph of the covenant described under “Limitation on Indebtedness” shall not be permitted to be Incurred in reliance on any clause of this definition of “Permitted Liens;” provided that Permitted Collateral Liens or Liens over the Collateral securing such Indebtedness that are equal and ratable with, or junior to, the Security Interest shall be permitted with respect to any such Indebtedness and (ii) prior to effecting the Step-Up and in order to secure the obligations of KDG under the Notes and the Indenture on a second ranking basis, (A) KDG shall cause KDS to (1) pledge its limited partnership interest in the Additional NewKDS Limited Partner (as defined under “Security — General”) together with its sole share in the general partner of the Additional NewKDS Limited Partner pursuant to the Additional Share Pledge (as defined under “Security — General”) and (2) cause the Additional NewKDS Limited Partner to pledge any partnership interest in NewKDS pursuant to the Additional NewKDS Share Pledge (as defined under “Security — General”) and any potential compensation claim it may have pursuant to the Contingent Additional Partner Claim Pledge (as defined under “Security — General”), and (B) in connection with the Step-Up, KDG shall pledge any potential claim it may have pursuant to the Contingent Claim Pledge (as defined under “Security — General”), each on a second-priority basis and, in each case, if and to the extent, and otherwise on the same basis as, any such pledges are granted to secure Indebtedness under the existing Senior Facilities Agreement.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (1) a public offering registered under the Securities Act or (2) a private placement to institutional investors that is underwritten for resale in accordance with Rule 144A or Regulation S under the Securities Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC for public resale. The term “Public Debt” (a) shall not include the Notes (or any Additional Notes) and (b) for the avoidance of doubt, shall not be construed to include any Indebtedness issued to institutional investors in a direct placement of such Indebtedness that is not underwritten by an intermediary (it being understood that, without limiting the foregoing, a financing that is distributed to not more than ten Persons (provided that multiple managed accounts and affiliates of any such Persons shall be treated as one Person for the purposes of this definition) shall be deemed not to be underwritten), or any Indebtedness under the Senior Facilities Agreement or the Bridge Facility, commercial bank or similar Indebtedness, Capitalized Lease Obligation or recourse transfer of any financial asset or any other type of Indebtedness incurred in a manner not customarily viewed as a “securities offering.”

“Public Market” means any time after:

(1)                 an Equity Offering has been consummated; and

(2)                 shares of common stock or equity of the IPO Entity having a market value in excess of €100 million on the date of such Equity Offering have been distributed pursuant to such Equity Offering.

“Public Offering” means any offering of shares of common stock or common equity that are listed on an exchange or publicly offered (which shall include an offering pursuant to Rule 144A and/or Regulation S under the US Securities Act to professional market investors or similar persons).

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets, and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions: (1) the Board of Directors of KDG shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to KDG and the Receivables Subsidiary, (2) all sales of accounts receivable and related assets to the Receivables Subsidiary are made at fair market value (as determined in good faith by KDG), and (3) the financing terms, covenants, termination events and other provisions thereof shall be on market terms (as determined in good faith by KDG) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of KDG or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Indebtedness under a Credit Facility shall not be deemed a Qualified Receivables Financing.

“Receivable” means a right to receive payment arising from a sale or lease of goods or services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit, as determined on the basis of GAAP.

“Receivables Assets” means any assets that are or will be the subject of a Qualified Receivables Financing.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by KDG or any of its Subsidiaries pursuant to which KDG or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by KDG or any of its Subsidiaries), or (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of KDG or any of its Subsidiaries, and any assets related thereto, including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by KDG or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of KDG (or another Person formed for the purposes of engaging in a Qualified Receivables Financing with KDG in which KDG or any Subsidiary of KDG makes an Investment and to which KDG or any Subsidiary of the Issuer transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of KDG and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of KDG (as provided below) as a Receivables Subsidiary and:

(1)                 no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by KDG or any other Restricted Subsidiary of KDG (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates KDG or any other Restricted Subsidiary of KDG in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of KDG or any other Restricted Subsidiary of KDG, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(2)                 with which neither KDG nor any other Restricted Subsidiary of KDG has any contract, agreement, arrangement or understanding other than on terms which KDG reasonably believes to be no less favorable to KDG or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of KDG, and

(3)                 to which neither KDG nor any other Restricted Subsidiary of KDG has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of KDG shall be evidenced to the Trustee by filing with the Trustee a copy of the resolution of the Board of Directors of KDG giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in the Indenture shall have a correlative meaning.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of KDG that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of KDG or another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(1)                 if the Indebtedness being refinanced constitutes Subordinated Indebtedness, the Refinancing Indebtedness has a final Stated Maturity at the time such Refinancing Indebtedness is Incurred that is the same as or later than the final Stated Maturity of the Indebtedness being refinanced or, if shorter, the Notes;

(2)                 such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and costs, expenses and fees Incurred in connection therewith); and

(3)                 if the Indebtedness being refinanced is expressly subordinated in right of payment to the Notes or any Note Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes or such Note Guarantee on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being refinanced;

provided, however, that Refinancing Indebtedness shall not include:

(a)                 Indebtedness of a Subsidiary that is not a Note Guarantor that refinances Indebtedness of KDG or a Note Guarantor, or

(b)                Indebtedness of KDG or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

Refinancing Indebtedness in respect of any Credit Facility or any other Indebtedness may be Incurred from time to time after the termination, discharge or repayment of any such Credit Facility or other Indebtedness.

“Registrar” means a registrar appointed pursuant to the Indenture.

“Related Person” with respect to any Permitted Holder means:

(1)                 any controlling equity holder or majority (or more) owned Subsidiary of such Person; or

(2)                 in the case of an individual, any spouse, family member or relative of such individual, any trust or partnership for the benefit of one or more of such individual and any such spouse, family member or relative, or the estate, executor, administrator, committee or beneficiaries of any thereof; or

(3)                 any trust, corporation, partnership or other Person for which one or more of the Permitted Holders and other Related Persons of any thereof constitute the beneficiaries, stockholders, partners or owners thereof, or Persons beneficially holding in the aggregate a majority (or more) controlling interest therein; or

(4)                 any partner (whether existing or new) in any Permitted Holder or any Affiliate of such Person; or

(5)                 in the case of Providence Equity Offshore Partners IV L.P., Providence Equity Operating Partners IV L.P., Apax Partners, The Goldman Sachs Group, Inc. or Candover Investments plc any investment fund or vehicle managed, sponsored or advised by such Person or any successor thereto, or by any Affiliate of such Person or any such successor; provided, however, that, with respect to a Person, the term “Related Person” shall not include any investment fund or vehicle that would otherwise be a “Related Person” solely because such fund or vehicle is a financial advisory client of such Person.

“Related Taxes” means

(1)                 any Taxes, including sales, use, transfer, rental, ad valorem, value added, stamp, property, consumption, franchise, license, capital, registration, business, customs, net worth, gross receipts, excise, occupancy, intangibles or similar Taxes (other than (x) Taxes measured by income and (y) withholding imposed on payments made by any Parent), required to be paid by any Parent by virtue of its:

(a)                 being organized or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than, directly or indirectly, KDG or any of KDG’s Subsidiaries);

(b)                issuing or holding Subordinated Shareholder Funding;

(c)                 being a holding company parent, directly or indirectly, of KDG or any of KDG’s Subsidiaries;

(d)                receiving dividends from or other distributions in respect of the Capital Stock of, directly or indirectly, KDG or any of KDG’s Subsidiaries;

(e)                 having, directly or indirectly, Guaranteed any obligations of KDG or any Subsidiary of KDG; or

(f)                     having made any payment in respect to any of the items for which KDG is permitted to make payments to any Parent pursuant to “Certain Covenants — Limitation on Restricted Payments;” or

(2)                 any Taxes measured by income for which any Parent is liable up to an amount not to exceed with respect to such Taxes the amount of any such Taxes that KDG and its Subsidiaries would have been required to pay on a separate company basis or on a consolidated basis if KDG and its Subsidiaries had paid tax on a consolidated, combined, group, affiliated or unitary basis on behalf of an affiliated group consisting only of KDG and its Subsidiaries and any Taxes imposed by way of withholding on payments made by one Parent to another Parent on any financing that is provided, directly or indirectly, in relation to KDG and its Subsidiaries (reduced by any Taxes measured by income actually paid by KDG and its Subsidiaries).

“Relevant Percentage Asset Amount” means, as of any date of determination, if one or two of the Acquisitions has been completed on or prior to such date, 4.25%.

“Representative” means any trustee, agent or representative (if any) for an issue of Note Guarantor Senior Indebtedness or the provider of Note Guarantor Senior Indebtedness (if provided on a bilateral basis), as the case may be.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of KDG other than an Unrestricted Subsidiary.

“Sale and Purchase Agreement” means, in each case, as amended from time to time:

(1)                 when designated iesy, the sale and purchase agreement dated April 3, 2004 entered into by KDS, KDG, AP Cable LLC, New York, Golden Tree High Yield Value Master Fund, LP, Golden Tree High Yield Master Fund, Ltd., Golden Tree High Yield Master Fund II, Ltd, Golden Tree High Yield Opportunities II, LP, Pequot Endowment Fund, L.P., Westport, Pequot Institutional Fund, Inc., Westport, Pequot International Fund, Inc., Westport, Pequot Partners Fund, LP, Westport, Pequot Special Opportunities Fund, L.P., Westport, Goldman Sachs Profit Sharing Master Trust, Alpha US Sub Fund II, LLC, Brown & Williamson Master Retirement Fund, DB Structure Products, Inc. and The University of Chicago to acquire, directly or indirectly, each operating entity in the group providing broadband cable services in Hessen (“iesy” or the “iesy Target”);

(2)                 when designated ish, means the sale and purchase agreement dated April 3, 2004 between KDS and Kabelnetz NRW Limited, Jersey to acquire, directly or indirectly, each operating entity in the group providing broadband cable services in North-Rhine Westphalia (“ish” or the “ish Target”); and

(3)                 when designated KBW, means the sale and purchase agreement dated April 3, 2004 among KDS, KDG, Callahan InvestCo Germany 1 S.à r.l., Callahan InvestCo Germany 2 S.à r.l., Blackstone Kabel Partners (Cayman) A L.P., Blackstone Kabel Co-invest (Cayman)

Limited, Blackstone Holdco Capital Partners (Cayman) III L.P., BOCP/BFIP/BFCP Holdco Capital Partners (Cayman) III L.P., Blackstone Holdco Communications Partners (Cayman) L.P., KBW Holdings LLC and CDP Capital Communications Belgique inc., to acquire, directly or indirectly, each operating entity in the group providing broadband cable services in Baden Württemburg (“KBW” or the “KBW Target”).

“S&P” means Standard & Poor’s Investors Ratings Services or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Trustee” means Deutsche Bank AG London acting as Security Trustee pursuant to the Intercreditor Agreement or such successor Security Trustee as may be appointed thereunder.

“Senior Discharge Date” means (a) with respect to the Senior Facilities Agreement, the date on which the facility agent under the Senior Facilities Agreement is satisfied that all obligations under the Senior Facilities Agreement and certain hedging obligations contemplated by Senior Facilities Agreement have been irrevocably paid and discharged and all commitments of the lenders under the Senior Facilities Agreement have been cancelled and all obligations of the hedging banks under the documents relating to such hedging obligations have been terminated and (b) with respect to any other Designated Senior Indebtedness, as indicated therein, the date of payment in full of all obligations for principal, interest, premium, penalties, fees and expenses with respect to such Designated Senior Indebtedness or the date on which the applicable Representative or the holders of such Designated Senior Indebtedness are satisfied that all obligations with respect to such Designated Senior Indebtedness have been irrevocably paid and discharged and all commitments thereunder have been cancelled.

“Senior Facilities Agreement” means the Amended and Restated Senior Credit Agreement dated on or about June 29, 2004 among KDG, KDS, Deutsche Bank AG London, as facility agent and security agent, and the lenders parties thereto, as the same may be amended, supplemented, waived or otherwise modified from time to time or refinanced (whether in whole or in part, whether with the original agent and lenders or otherwise, and whether provided under the original Senior Facilities Agreement or otherwise).

“Senior Facilities Amount” means €2,600,000,000 as reduced by the amount of any reduction in the commitments under the Senior Facilities Agreement as in effect on the Issue Date as a result of the termination of the Sale and Purchase Agreement for an Acquisition.

“Senior Indebtedness” means, whether outstanding on the Issue Date or thereafter issued, created, Incurred or assumed, the Bank Indebtedness and all amounts payable by KDG under or in respect of all other Indebtedness of KDG, including premiums and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to KDG at the rate specified in the documentation with respect thereto whether or not a claim for post filing interest is allowed in such proceeding) and fees relating thereto; provided, however, that Senior Indebtedness will not include:

(1)                 any Indebtedness Incurred in violation of the covenant described under “Certain Covenants — Limitation on Indebtedness” (but no such violation shall be deemed to exist for the purposes of this clause (1) if any holder of such Indebtedness or such holder’s representative shall have received an Officer’s Certificate of KDG to the effect that such Incurrence of such Indebtedness does not (or, in the case of a revolving credit or similar facility, the Incurrence of the entire committed amount at the date on which the initial borrowing thereunder is made would not) violate such covenant);

(2)                 any obligation of KDG to any Restricted Subsidiary;

(3)                 any liability for national, local or other taxes owed or owing by KDG;

(4)                 any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(5)                 any Indebtedness of KDG that is expressly subordinate in right of payment to any other Indebtedness of KDG, including any Subordinated Indebtedness; or

(6)                 any Capital Stock.

“Senior Payment Default” means (a) in relation to the Senior Facilities Agreement, as in effect on the Issue Date, a default under clause 20.2 (Non-Payment) of the Senior Facilities Agreement and (b) in relation to any other Designated Senior Indebtedness, any failure to pay on the due date any amount payable under such Designated Senior Indebtedness in the manner required under such Designated Senior Indebtedness.

“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions:

(1)                 KDG’s and its Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of KDG and its Restricted Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal year;

(2)                 KDG’s and its Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of KDG and its Restricted Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal year; or

(3)                 KDG’s and its Restricted Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Restricted Subsidiary exceeds 10% of such income of KDG and its Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

“Similar Business” means (a) the cable television business, including the distribution, sale and/or provision of analog cable television services, digital cable television services, broadband Internet services, telephony services and other services in relation thereto, (b) the service and maintenance of KDG’s cable network and related cable television activities, (c) any businesses, services or activities engaged in by KDG or any of the Targets and their respective Subsidiaries on the Issue Date or, with respect to any Target, the closing date of the applicable Acquisition and (d) any businesses, services and activities that are related, complementary, incidental, ancillary or similar to any of the foregoing, or are extensions or developments of any thereof.

“SLA Agreement” means the service level agreements with DTAG in effect on the Issue Date or, with respect to the Targets, as in effect on the applicable closing date of the relevant Acquisition (each, an “Existing Service Level Agreement”), including agreements for the lease of cable duct and tower space and other premises, the use of fiber optic transmission systems and other infrastructure components and services and the supply of electrical power as well as any additional service level agreements or any replacement, amendment, supplement or waiver of any such service level agreement; provided, however, that (a) any additional service level agreement shall be of a type similar to one or more Existing Service Level Agreements and shall have terms that are substantially similar in all material respects to such Existing Service Level Agreements or which are no less favorable, taken as a whole, to Holders than the terms of such Existing Service Level Agreements and

(b) any such service level agreement as replaced, amended, supplemented or waived shall have terms that are substantially similar in all material respects to an Existing Service Level Agreement or which are no less favorable, taken as a whole, to Holders than the terms of such Existing Service Level Agreement.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by KDG or any Subsidiary of KDG which KDG has determined in good faith to be customary in a Receivables Financing, including those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Step-Up” means:

(1)                 the contribution of the assets and/or liabilities of KDS to NewKDS; and

(2)                 the merger or other combination of KDS into KDG,

in each case, as contemplated by the Offering Memorandum.

“Subordinated Indebtedness” means any Indebtedness of KDG (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinated in right of payment to the Notes pursuant to a written agreement.

“Subordinated Shareholder Funding” means, collectively, any funds provided to KDG by any Parent, any Affiliate of any Parent or any Permitted Holder or any Affiliate thereof, in exchange for or pursuant to any security, instrument or agreement other than Capital Stock, in each case issued to and held by any of the foregoing Persons, together with any such security, instrument or agreement and any other security or instrument other than Capital Stock issued in payment of any obligation under any Subordinated Shareholder Funding; provided, however, that such Subordinated Shareholder Funding:

(1)                 does not mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the first anniversary of the Stated Maturity of the Notes (other than through conversion or exchange of such funding into Capital Stock (other than Disqualified Stock) of KDG or any funding meeting the requirements of this definition);

(2)                 does not require, prior to the first anniversary of the Stated Maturity of the Notes, payment of cash interest, cash withholding amounts or other cash gross-ups, or any similar cash amounts;

(3)                 contains no change of control or similar provisions and does not accelerate and has no right to declare a default or event of default or take any enforcement action or otherwise require any cash payment, in each case, prior to the first anniversary of the Stated Maturity of the Notes;

(4)                 does not provide for or require any security interest or encumbrance over any asset of KDG or any of its Subsidiaries;

(5)                 does not contain any covenants (financial or otherwise) other than a covenant to pay such Subordinated Shareholder Funding; and

(6)                 is fully subordinated and junior in right of payment to the Notes pursuant to subordination, payment blockage and enforcement limitation terms which are customary in all material respects for similar funding or are no less favorable in any material respect to Holders than those contained in the Intercreditor Agreement as in effect on the Issue Date with respect to “Investor Debt” (as defined therein).

“Subsidiary” means, with respect to any Person:

(1)                 any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(2)                 any partnership, joint venture, limited liability company or similar entity of which:

(a)                 more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

(b)                such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Successor Parent” with respect to any Person means any other Person with more than 50% of the total voting power of the Voting Stock of which is, at the time the first Person becomes a Subsidiary of such other Person, “beneficially owned” (as defined below) by one or more Persons that “beneficially owned” (as defined below) more than 50% of the total voting power of the Voting Stock of the first Person immediately prior to the first Person becoming a Subsidiary of such other Person. For purposes hereof, “beneficially own” has the meaning correlative to the term “beneficial owner,” as such term is defined in Rules 13d-3 and 13d-5 under the Exchange Act.

“Take-Out Securities” means any debt securities issued in accordance with the Bridge Facility Agreement to refinance Indebtedness Incurred under the Bridge Facility or the Bridge Exchange Notes or to cancel any commitments under the Bridge Facility Agreement.

“Target” means each entity whose shares or other ownership interest are or are to be acquired by KDS pursuant to the Sale and Purchase Agreements relating to such entity and when designated iesy, ish or KBW means the Target to be acquired pursuant to the iesy, ish or KBW Sale and Purchase Agreement.

“Target Cash” means the amount of cash and Cash Equivalents held by a Target Group (or deemed to be held by the Target Group for the purposes of calculating the acquisition consideration under the relevant Sale and Purchase Agreement and including the amount payable pursuant to clause 3.1(3) of the ish Sale and Purchase Agreement) on the Closing Date for the Acquisition of the Target Group in excess of the aggregate amount of:

(1)                 in respect of the ish Acquisition only, deferred revenues of or deemed to be held by that Target Group as at the closing date of such Acquisition;

(2)                 any provisions against restructuring costs (in respect of the ish Acquisition) or any amounts owed relating to restructuring measures (in respect of iesy and KBW Acquisitions); and

(3)                 any accruals made relating to copyright fees or similar fees for the use of broadcasting signals of any member of a Target Group,

in each case, that reduces the purchase price payable for that Acquisition under the relevant Sale and Purchase Agreement.

“Target Cash Investment” means any investment by any Parent to KDG (whether by way of contribution to the equity of KDG or by Subordinated Shareholder Funding) for the purpose of financing any increase in the purchase price of any Acquisition as a result of any cash or cash equivalents held by the relevant Target Group.

“Target Group” means the iesy Group, the ish Group or the KBW Group.

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“Tax Sharing Agreement” means any tax sharing agreement with customary terms entered into with any Parent in connection with an Equity Offering, as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof and of the Indenture.

“Temporary Cash Investments” means any of the following:

(1)                 any investment in

(a)                 direct obligations of, or obligations Guaranteed by, (i) the United States of America or Canada, (ii) any EU member state on January 1, 2004, (iii) any country in whose currency funds are being held specifically pending application in the making of an investment or capital expenditure by KDG or a Restricted Subsidiary in that country with such funds or (iv) any agency or instrumentality of any such country or member state or

(b)                direct obligations of any country recognized by the United States of America rated at least “A” by S&P or “A-1” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization);

(2)                 overnight bank deposits, and investments in time deposit accounts, certificates of deposit, bankers’ acceptances and money market deposits (or, with respect to foreign banks, similar instruments) maturing not more than one year after the date of acquisition thereof issued by

(a)                 any lender under the Senior Facilities Agreement,

(b)                any institution authorized to operate as a bank in any of the countries or member states referred to in subclause (1)(a) above or

(c)                 any bank or trust company organized under the laws of any such country or member state or any political subdivision thereof,

in each case, having capital and surplus aggregating in excess of €250 million (or the foreign currency equivalent thereof) and whose long-term debt is rated at least “A” by S&P or “A-2” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization) at the time such Investment is made;

(3)                 repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) or (2) above entered into with a Person meeting the qualifications described in clause (2) above;

(4)                 Investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a Person (other than KDG or any of its Subsidiaries), with a rating at the time as of which any Investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization);

(5)                 Investments in securities maturing not more than one year after the date of acquisition issued or fully Guaranteed by any state, commonwealth or territory of the United States of America, Canada or any EU member state on January 1, 2004 or by any political subdivision or taxing authority of any such state, commonwealth, territory, country or member state, and rated at least “A” by S&P or “A” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization);

(6)                 investment funds investing 95% of their assets in securities of the type described in clauses (1) through (5) above (which funds may also hold reasonable amounts of cash pending investment and/or distribution);

(7)                 any money market deposit accounts issued or offered by a commercial bank organized under the laws of the Federal Republic of Germany or organized and located in a country that is a member of the Organization for Economic Co-operation and Development, in each case, having capital and surplus in excess of €250 million (or the foreign currency equivalent thereof) or whose long-term debt is rated at least “A” by S&P or “A2” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization) at the time such Investment is made; and

(8)                 investments in money market funds complying with the risk limiting conditions of Rule 2a-7 (or any successor rule) of the SEC under the U.S. Investment Company Act of 1940, as amended.

“Thin Capitalization Event” means the delivery to the Trustee of an Opinion of Counsel from an independent tax counsel of nationally recognized standing in the Federal Republic of Germany to the effect that, owing to the application of thin capitalization laws or the rules or regulations or interpretations thereunder, KDG and/or its Restricted Subsidiaries are not able or will not be able to deduct against income taxes all or part of the interest payable in relation to the Notes.

“Total Assets” means the consolidated total assets of KDG and its Restricted Subsidiaries as shown on the most recent balance sheet (excluding the footnotes thereto) of such Person.

“Transactions” means:

(1)                 the contribution of all shares in MSG Media Services GmbH and TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG held by KDG to the equity of KDS;

(2)                 the contribution of assets by KDG to the equity of MSG Media Services GmbH in exchange for shares in the capital stock of MSG Media Services GmbH, and the subsequent contribution of such shares to the equity of KDS;

(3)                 the contribution by Cable Holding S.à r.l. of an outstanding shareholder loan between Cable Holding S.à r.l. and KDS to the equity of KDG, and the subsequent contribution by KDG of such shareholder loan to the equity of KDS;

(4)                 the initial borrowing under the Senior Facilities Agreement to repay existing Indebtedness;

(5)                 the initial borrowing under the Bridge Facility to finance a distribution from KDG to its shareholders, including by way of a loan granted by KDG, which loan has been granted prior to the Issue Date and the subsequent setting off of such loan against the payment of a dividend;

(6)                 the offering of the Notes and the application of the proceeds therefrom as described in the Offering Memorandum and any refinancing of (or financing in lieu of) the Bridge Facility;

(7)                 the Acquisitions and the transactions pursuant to the Acquisition Documents;

(8)                 the borrowing of additional funds under the Senior Facilities Agreement and the Bridge Facility to finance any Acquisition;

(9)                 the payment of one or more distributions to the extent permitted under clause (16) of the third paragraph of the covenant described under “Certain Covenants — Limitation on Restricted Payments;”

(10)          any corporate reorganizations in connection with the Acquisitions in accordance with the terms of the Senior Facilities Agreement and permitted under the Indenture, in each case, as described in the Offering Memorandum;

(11)          the completion of the Step-Up and any merger or other business combination transaction between KDS and NewKDS; and

(12)          all other transactions related to the foregoing (including the payment of any fees and expenses related to any of the foregoing).

“Trustee Amounts” means all amounts payable to the Trustee pursuant to the Indenture and any Note Guarantee in respect of its fees, expenses and any amount payable to it personally by way of indemnity. Trustee Amounts shall also include amounts payable to the Paying Agents, transfer agents and the Registrars under the Indenture and to any agent, custodian or other person employed by the Trustee to act under the Indenture and Guarantee amounts payable thereunder in respect of the foregoing Persons’ fees, expenses and any amounts payable to it personally by way of indemnity.

“Unrestricted Subsidiary” means:

(1)                 any Subsidiary of KDG that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of KDG in the manner provided below); and

(2)                 any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of KDG may designate any Subsidiary of KDG (including any newly acquired or newly formed Subsidiary or (other than any Target) a Person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein) to be an Unrestricted Subsidiary only if:

(1)                 such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, any other Subsidiary of KDG which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(2)                 such designation and the Investment of KDG in such Subsidiary complies with “Certain Covenants — Limitation on Restricted Payments.”

Any such designation by the Board of Directors of KDG shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of KDG giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions.

The Board of Directors of KDG may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation either (1) KDG could Incur at least €1.00 of additional Indebtedness under the first paragraph of the “Limitation on Indebtedness” covenant or (2) the Consolidated Leverage Ratio would not be greater than it was immediately prior to giving effect to such designation, in each case, on a pro forma basis taking into account such designation.

“U.S. Government Obligations” means securities that are:

(1)                 direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or,

(2)                 obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally Guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

“Wholly-Owned Subsidiary” means a Restricted Subsidiary of KDG, all of the Capital Stock of which (other than directors’ qualifying shares or shares required by any applicable law or regulation to be held by a Person other than KDG or another Wholly-Owned Subsidiary) is owned by KDG or another Wholly-Owned Subsidiary.

“Working Capital Intercompany Loan” means loans to or by KDG or any of its Restricted Subsidiaries to or from KDG or any of its Restricted Subsidiaries from time to time (i) for purposes of consolidated cash and tax management and working capital management or (ii) for a duration of less than one year.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We have entered into a registration rights agreement with the initial purchasers of the Outstanding Notes in which we agreed that we would:

•       no later than April 30, 2006, we will file (or confidentially submit) a registration statement with the SEC with respect to a registered offer to exchange the Outstanding Notes for new Exchange Notes having terms substantially identical in all material respects to the Outstanding Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions);

•       use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 180 days after April 30, 2006; and

•       promptly after the effectiveness of the registration statement, offer the Exchange Notes in exchange for surrender of Outstanding Notes.

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that the Exchange Notes issued under the exchange offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by any Exchange Note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•       you are not our affiliate within the meaning of Rule 405 under the Securities Act;

•       you are acquiring the Exchange Notes in the ordinary course of your business; and

•       you do not intend to participate in the distribution of such Exchange Notes; and

•       you are a person in the United Kingdom, that your ordinary activities involve you in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of your business and that you are not acting on behalf of any person who could not truthfully make the foregoing representations.

If you tender in the exchange offer with the intention of participating in any manner in a distribution of the Exchange Notes:

•       you cannot rely on the position of the staff of the SEC enunciated Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, available July 2, 1993, or similar interpretive letters; and

•       you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus may be used for an offer to resell, resale or other retransfer of Exchange Notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the Outstanding Notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of Exchange Notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any Outstanding Notes properly tendered and not withdrawn prior to the expiration date.

Notes in Euros.   We will issue €50,000 and multiples of €1,000 in excess thereof principal amount of Exchange Notes in exchange for each €50,000 and €1,000 in excess thereof principal amount of Outstanding Notes in euros surrendered under the exchange offer. Outstanding Notes in euros may be tendered only in denominations of €50,000 or in integral multiples of €1,000 in excess thereof.

Notes in U.S. dollars.   We will issue $75,000 and multiples of $1,000 in excess thereof principal amount of Exchange Notes in exchange for each $75,000 and $1,000 in excess thereof principal amount of Outstanding Notes in U.S. dollars surrendered under the exchange offer. Outstanding Notes in U.S. dollars may be tendered only in denominations of $75,000 or in integral multiples of $1,000 in excess thereof.

The form and terms of the Exchange Notes will be substantially identical to the form and terms of the Outstanding Notes except the Exchange Notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The Exchange Notes will evidence the same debt as the Outstanding Notes. The Exchange Notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the Outstanding Notes. Consequently, the Outstanding Notes and the Exchange Notes will be treated as a single class of debt securities under that indenture. For a description of the indenture, see “Description of the Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of Outstanding Notes being tendered for exchange.

As of the date of this prospectus, €250.0 million aggregate principal amount of the 10.750% Senior Notes are outstanding and $610.0 million aggregate principal amount of the 10.625% Senior Notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of Outstanding Notes. There will be no fixed record date for determining registered holders of Outstanding Notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirement of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Outstanding Notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders of such Notes have under the indenture and the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered Outstanding Notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from us and delivering Exchange Notes to such holders. Oral notice will be given by an authorized representative of the issuer to the exchange agent who will communicate such information in writing to the registered holders of the Outstanding Notes. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Outstanding Notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “— Conditions to the Exchange Offer.”

If you tender your Outstanding Notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Outstanding Notes. We will pay all charges and expenses, other than the applicable taxes described below under “— Fees and Expenses,” in connection with the exchange offer.

Expiration Date; Extensions; Amendments

The exchange offer will expire at 5:00 PM, New York time on November 2, 2006, or such date and time to which we, in our sole discretion extend the exchange offer.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of Outstanding Notes of the extension by press release or other public announcement no later than 9:00 a.m., New York time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•       to delay accepting for exchange any Outstanding Notes in the event we amend or extend the exchange offer;

•       to extend the exchange offer or to terminate the exchange offer and to refuse to accept Outstanding Notes not previously accepted if any of the conditions set forth below under “— Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•       subject to the terms of the applicable registration rights agreement, to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of Outstanding Notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the applicable Outstanding Notes of such amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a release to a financial news service.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any Exchange Notes for, any Outstanding Notes, and we may terminate the exchange offer as provided in this prospectus before the expiration of the exchange offer if in our reasonable judgment:

•       the Exchange Notes to be received will not be tradeable by the holder, without restriction under the Securities Act, the Securities Exchange Act of 1934 and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•       the exchange offer, or the making of any exchange by a holder of Outstanding Notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•       any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the Outstanding Notes of any holder that has not made to us:

•       the representations described under “— Purpose and Effect of the Exchange Offer,” “— Procedures for Tendering Euro Notes,” “— Procedures for Tendering Dollar Notes,” and “Plan of Distribution;” and

•       such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to an appropriate form for registration of the Exchange Notes under the Securities Act.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any Outstanding Notes by giving oral or written notice of such extension to the holders. During any such extension, all Outstanding Notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange upon the expiration of the exchange offer. We will return any Outstanding Notes that we do not accept for exchange for any reason without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any Outstanding Notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, nonacceptance or termination to the holders of the Outstanding Notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer. All conditions to the exchange offer, other than those conditions subject to government approvals, will be satisfied or waived prior to the expiration of the exchange offer.

In addition, we will not accept for exchange any Outstanding Notes tendered, and will not issue Exchange Notes in exchange for any such Outstanding Notes, if at such time any stop order will be threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering Outstanding Euro Notes

To tender your outstanding Euro Notes in the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or a facsimile thereof to the exchange agent at the address set forth below under “— Exchange Agent” so that it is received prior to the expiration date. Please note that if the expiration date falls on a day that is not a business day, these materials must be received by the immediately prior business day.

In addition, either:

•       the exchange agent must receive certificates for outstanding Euro Notes along with the applicable letter of transmittal prior to the expiration date; or

•       the exchange agent must receive a timely confirmation of book-entry transfer of outstanding Euro Notes according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date.

Your tender, if not withdrawn prior to the expiration of the exchange offer, constitutes an agreement between the issuer and you upon the terms and subject to the conditions described in this prospectus and in the applicable letter of transmittal.

The method of delivery of outstanding Euro Notes, letter of transmittal, and all other required documents to the exchange agent is at your election and risk. The issuer recommends that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent on a business day before the expiration date. You should not send the letter of transmittal or certificates representing outstanding Euro Notes to the issuer. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding Euro Notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your Notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding Euro Notes yourself, you must, prior to completing and executing the applicable letter of transmittal and delivering your outstanding Euro Notes, either:

•       make appropriate arrangements to register ownership of the outstanding Euro Notes in your name; or

•       obtain a properly completed bond power from the registered holder of outstanding Euro Notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the applicable letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding Euro Notes surrendered for exchange are tendered:

•       by a registered holder of the outstanding Euro Notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the applicable letter of transmittal; or

•       for the account of an eligible guarantor institution.

If the applicable letter of transmittal is signed by a person other than the registered holder of any outstanding Euro Notes listed on the outstanding Euro Notes, such outstanding Euro Notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding Euro Notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the applicable letter of transmittal or any certificates representing outstanding Euro Notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by the issuer, they should also submit evidence satisfactory to the issuer of their authority to so act.

The exchange agent and Euroclear and Clearstream, Luxembourg have confirmed that any registered holder of original securities that is a participant in Euroclear’s or Clearstream,

Luxembourg’s book-entry transfer facility system may tender original securities by book-entry delivery by causing Euroclear or Clearstream, Luxembourg to transfer the original securities in accordance with Euroclear’s or Clearstream, Luxembourg’s procedures for such transfer. However, a properly completed and duly executed letter of transmittal in the form accompanying this prospectus or an agent’s message, and any other required documents, must nonetheless be transmitted to and received by the exchange agent at the address set forth below under “— Exchange Agent” prior to the expiration date. The term “agent’s message” means a message transmitted by Euroclear or

Clearstream, Luxembourg, as applicable, received by the exchange agent and forming a part of a book-entry confirmation, which confirms that:

•       Euroclear or Clearstream, Luxembourg, as applicable, has received an express acknowledgment from each participant in such book-entry transfer facility’s Automated Tender Offer Program, that it is tendering outstanding Euro Notes that are the subject of the book-entry confirmation;

•       the participant has received and agrees to be bound by the terms of the applicable letter of transmittal; and

•       the issuer may enforce that agreement against the participant.

DTC, Euroclear and Clearstream, Luxembourg are collectively referred to herein as the “book-entry transfer facilities” and, individually as a “book-entry transfer facility.”

Procedures for Tendering Outstanding Dollar Notes

To tender your outstanding Dollar Notes in the exchange offer, you must comply with either of the following:

•       complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “— Exchange Agent” so that it is received prior to the expiration date; or

•       comply with DTC’s Automated Tender Offer Program procedures described below. Please note that if the expiration date falls on a day that is not a business day, these materials must be received by the immediately prior business day.

In addition, either:

•       the exchange agent must receive certificates for outstanding Dollar Notes along with the applicable letter of transmittal prior to the expiration date; or

•       the exchange agent must receive a timely confirmation of book-entry transfer of outstanding Dollar Notes according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date.

Your tender, if not withdrawn prior to the expiration of the exchange offer, constitutes an agreement between the issuer and you upon the terms and subject to the conditions described in this prospectus and in the applicable letter of transmittal.

The method of delivery of outstanding Dollar Notes, letter of transmittal, and all other required documents to the exchange agent is at your election and risk. The issuer recommends that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent on a business day before the expiration date. You should not send the letter of transmittal or certificates representing outstanding Dollar Notes to the issuer. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for the issuer.

If you are a beneficial owner whose outstanding Dollar Notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your Notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding Dollar Notes yourself, you must, prior to completing and executing the applicable letter of transmittal and delivering your outstanding Dollar Notes, either:

•       make appropriate arrangements to register ownership of the outstanding Dollar Notes in your name; or

•       obtain a properly completed bond power from the registered holder of outstanding Dollar Notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the applicable letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers. Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding Dollar Notes surrendered for exchange are tendered:

•       by a registered holder of the outstanding Dollar Notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the applicable letter of transmittal; or

•       for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding Dollar Notes listed on the outstanding Dollar Notes, such outstanding Dollar Notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding Dollar Notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any certificates representing outstanding Dollar Notes, or bond powers arc signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by the issuer, they should also submit evidence satisfactory to the issuer of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the applicable letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the Outstanding Notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which confirms that:

•       DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding Dollar Notes that are the subject of the book-entry confirmation;

•       the participant has received and agrees to be bound by the terms of the applicable letter of transmittal; and

•       the issuer may enforce that agreement against such participant.

Acceptance of Exchange Notes

In all cases, the issuer will promptly issue Exchange Notes for Outstanding Notes that the issuer has accepted for exchange under the exchange offer only after the exchange agent timely receives:

•       Outstanding Notes or a timely book-entry confirmation of such Outstanding Notes into the exchange agent’s account at the applicable book-entry transfer facility; and

•       a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering Outstanding Notes pursuant to the exchange offer, you will represent to the issuer that, among other things:

•       you are not an affiliate of the issuer and the guarantor within the meaning of Rule 405 under the Securities Act;

•       you do not have an arrangement or understanding with any person or entity to participate in a distribution of the Exchange Notes;

•       you are acquiring the Exchange Notes in the ordinary course of your business; and

•       if you are a person in the United Kingdom, that your ordinary activities involve you in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of your business and that you are not acting on behalf of any person who could not truthfully make the foregoing representations.

In addition, each broker-dealer that is to receive Exchange Notes for its own account in exchange for Outstanding Notes must represent that such Outstanding Notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the Exchange Notes, The applicable letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

The issuer will interpret the terms and conditions of the exchange offer, including the letter of transmittal and the instructions to the letter of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of Outstanding Notes tendered for exchange. Determinations of the issuer in this regard will be final and binding on all parties. The issuer reserves the absolute right to reject any and all tenders of any particular Outstanding Notes not properly tendered or to not accept any particular Outstanding Notes if the acceptance might, in their or their counsel’s judgment, be unlawful. The issuer also reserves the absolute right to waive any defects or irregularities as to any particular Outstanding Notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes for exchange must be cured within such reasonable period of time as the issuer determines. Neither the issuer, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of Outstanding Notes for exchange, nor will any of them incur any liability for any failure to give notification. Any Outstanding Notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the applicable letter of transmittal, promptly after the expiration date.

Book-Entry Transfer

Promptly after the date of this prospectus, the exchange agent will establish procedures with respect to the outstanding Dollar Notes at DTC and with respect to the outstanding Euro Notes at Euroclear and Clearstream, Luxembourg, as applicable, in each case, as book-entry transfer facilities, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the Outstanding Notes by causing the book-entry transfer facility to transfer those Outstanding Notes at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of Outstanding Notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of Outstanding Notes may be effected through book-entry transfer at the applicable book-entry transfer facility, the applicable letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined above, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the applicable letter of transmittal prior to the expiration date to receive Exchange Notes for tendered Outstanding Notes. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the applicable book-entry transfer facility does not constitute delivery to the exchange agent.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of Outstanding Notes may withdraw their tenders at any time prior to the expiration of the exchange offer.

For a withdrawal to be effective:

•       the exchange agent must receive a written notice, which may be by facsimile transmission or letter, of withdrawal at one of the addresses set forth below under “— Exchange Agent;” or

•       in the case of Dollar Notes, you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system; or

•       in the case of Euro Notes, Euroclear or Clearstream, Luxembourg, as applicable, must receive a SWIFT message relating to the withdrawal that complies with the procedures for withdrawal of tenders established by Euroclear or Clearstream, Luxembourg, as appropriate.

Any such notice of withdrawal must:

•       specify the name of the person who tendered the Outstanding Notes to be withdrawn;

•       identify the Outstanding Notes to be withdrawn, including the principal amount of such Outstanding Notes; and

•       where certificates for Outstanding Notes have been transmitted, specify the name in which such Outstanding Notes were registered, if different from that of the withdrawing holder.

If certificates for Outstanding Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

•       the serial numbers of the particular certificates to be withdrawn; and

•       a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If Outstanding Notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the applicable book-entry transfer facility to be credited with the withdrawn Outstanding Notes and otherwise comply with the procedures of the facility. The issuer will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and their determination will be final and binding on all parties. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Outstanding Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the Outstanding Notes will be credited to an account at the applicable book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Outstanding Notes may be retendered by following the procedures described under “— Procedures for Tendering Outstanding Dollar Notes” and “— Procedures for Tendering Outstanding Euro Notes” above at any time on or prior to the expiration date.

Exchange Agent

The Bank of New York has been appointed as the exchange agent for the exchange offer. You should direct all executed letters of transmittal and all questions and requests for assistance, and requests for additional copies of this prospectus or of the letter of transmittal to the exchange agent as follows:

Notes For Delivery by Overnight Courier, Hand Delivery or Registered or Certified Mail: The Bank of New York One Canada Square London E14 5AL Attn: Marco Thuo	Confirm by Telephone: +44-20-7964-7495	By Facsimile Transmission: +44-20-7964-6399 (for eligible institutions only) For Information. +44-20-7964-7495

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will,

however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer, which include SEC registration fees, fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs and related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of Outstanding Notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•       certificates representing Outstanding Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Outstanding Notes tendered;

•       tendered Outstanding Notes are registered in the name of any person other than the person signing the letter of transmittal; or

•       a transfer tax is imposed for any reason other than the exchange of Outstanding Notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the applicable letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their Outstanding Notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register Exchange Notes in the name of, or request that Outstanding Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of Outstanding Notes who do not exchange their Outstanding Notes for Exchange Notes under the exchange offer will remain subject to the restrictions on transfer of such Outstanding Notes:

•       as set forth in the legend printed on the Notes as a consequence of the issuance of the Outstanding Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•       as otherwise set forth in the offering memorandum distributed in connection with the private offering of the Outstanding Notes.

In general, you may not offer or sell the Outstanding Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Outstanding Notes under the Securities Act. Based on interpretations of the SEC staff, Exchange Notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the Exchange Notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the Exchange Notes could not rely on the applicable interpretations of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

We will record the Exchange Notes in our accounting records at the same carrying value as the Outstanding Notes, which is the aggregate principal amount, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as incurred.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered Outstanding Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Outstanding Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered Outstanding Notes.

TAX CONSIDERATIONS

The following summary of certain German and U.S. federal income tax considerations for holders of the Notes (the “Noteholders”) is based on the effective tax law at the date of this prospectus which may change, even with retroactive effect. The summary does not describe all tax considerations that may be relevant for an individual’s decision to purchase and exchange Notes. It is not a substitute for tax advice.

German Tax Considerations

Prospective purchasers and current holders of Notes are advised to consult their own tax advisors for the tax consequences of the purchase, the exchange, the ownership and the disposition of Notes, including the effect of any state or local taxes under the tax laws of the Federal Republic of Germany as well as in each other country of which they are residents.

Tax Residents

Interest payments

Interest paid to a Noteholder resident in Germany (a person whose residence, habitual abode, statutory seat, or place of effective management and control is located in Germany) is subject to German personal or corporate income tax. On the basis of the assessed personal or corporate income tax, solidarity surcharge (Solidaritätszuschlag) of 5.5% is levied. In addition, if Notes are held as assets of a German commercial business, any interest is subject to trade tax. Accrued interest (Stückzinsen) paid by an individual upon the acquisition of Notes may give rise to negative income and may, therefore, reduce a Noteholder’s personal tax liability.

If Notes are held in a custodial account which the Noteholder maintains with a bank or financial services institution in Germany, including branches of foreign banks or financial services institutions in Germany (the “Disbursing Agent” — inländische Zahlstelle), such Disbursing Agent will withhold tax (Zinsabschlag) at a rate of 30% of the gross amount of all interest payments to the Noteholder plus 5.5% solidarity surcharge (Solidaritätszuschlag) thereon. As a result, 31.65% of the gross amount of interest paid to a Noteholder will be withheld by the Disbursing Agent.

The tax withheld by the Disbursing Agent will be credited against the Noteholder’s total annual tax burden for German personal or corporate income tax purposes. No tax is withheld by the Disbursing Agent, if the Noteholder is an individual who has filed a certificate of exemption (Freistellungsauftrag) with the Disbursing Agent and the Notes held by such individual are not part of a German commercial business property or generate income from the letting and leasing of property. However, this exemption applies only to the extent that the aggregate interest income derived from the Notes after deduction of accrued interest paid upon the acquisition of the Notes together with an individual’s other investment income administered by the Disbursing Agent does not exceed the maximum annual exemption amount shown on the certificate of exemption (up to €1,370 for individuals and €2,740 for married couples filing jointly applying for the year 2006 the last time and up to €750 for individuals and €1,500 for married couples filing jointly as from the year 2007) plus the flat deductible expense allowance (€51 for individuals and €102 for married couples filing jointly). Further, no withholding obligation exists, if the Noteholder submits a certificate of non-assessment (Nichtveranlagungsbescheinigung) issued by the local tax office to the Disbursing Agent.

Sale or redemption of notes

The Notes qualify as financial innovation under German tax law. On this basis, gains from the sale or redemption of Notes are considered as interest and are subject to personal or corporate income tax as well as solidarity surcharge at a rate of 5.5% thereon. If Notes are held as assets of a

German commercial business, such gains are subject to trade tax also. The taxable gain from the sale or redemption of Notes is calculated as the difference between the proceeds from the sale or redemption and the purchase price of the Notes (Marktrendite).

If Notes are held in a custodial account maintained with a Disbursing Agent since the acquisition of the Notes, tax is deducted at a rate of 30% (plus solidarity surcharge of 5.5% thereon) from the excess of the proceeds arising from the sale or redemption over the purchase price paid for the Notes. If custody has changed since the acquisition of the Notes, tax is withheld from the amount equal to 30% of the proceeds arising from the sale or redemption of the Notes. In computing the tax to be withheld, the Disbursing Agent may deduct any accrued interest paid by the Noteholder to the Disbursing Agent during the calendar year of the taxable gain from the basis of assessment. The tax withheld will be credited against the Noteholder’s annual tax liability for personal or corporate income tax purposes. No tax will be withheld to the extent that the interest income derived from the Notes together with other investment income does not exceed the maximum exemption amount shown on the certificate of exemption (Freistellungsauftrag) filed by the Noteholder with the Disbursing Agent plus the flat deductible expense allowance (see “— German Tax Considerations — Tax Residents — Interest Payments” above for further details), unless the Noteholder’s Notes are part of a German business property or give rise to income from the letting and leasing of property. The same applies, if the Noteholder submits a certificate of non-assessment (Nichtveranlagungsbescheinigung) issued by the local tax office to the Disbursing Agent.

Non-Residents

Interest paid to a Noteholder and capital gains realized by a Noteholder not resident in Germany will generally not be taxable in Germany and no tax will be withheld (even if the Notes are kept with a Disbursing Agent). Exceptions apply, however, if (i) the Notes are held as a business asset of a German permanent establishment or by a permanent representative of the non-resident Noteholder, if (ii) the interest income of such Notes does otherwise constitute German source income (such as income from the letting and leasing of certain German situs property) or if (iii) the non-resident Noteholder does not comply with the procedural rules to prove his status as a non-tax resident. In these cases, the Noteholder not resident in Germany will be subject to a tax regime similar to that described above under “— German Tax Considerations — Tax Residents.”

Inheritance and Gift Tax

The receipt of Notes in case of succession upon death, or by way of a gift among living persons is subject to German inheritance and/or gift tax, if the deceased, donor and/or the recipient is a German resident. German inheritance and gift tax is also triggered, if neither the deceased, the donor nor the recipient of the Notes are German residents, if the Notes are attributable to German business activities and if for such business activities a German permanent establishment is maintained or a permanent representative is appointed in Germany. In specific situations, German expatriates that were tax resident in Germany may be subject to inheritance and gift tax. Double taxation treaties may provide for exceptions to the domestic inheritance and gift tax regulations.

Other Taxes

No stamp, issue, registration or similar direct or indirect taxes or duties will be payable in Germany in connection with the issuance, delivery or execution of the Notes. Currently, net assets tax is not levied in Germany.

EU Directive on the Taxation of Savings Income

Directive 2003/48/EC of the Council of the European Union, relating to the taxation of savings income, became effective on July 1, 2005. Under this directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state will be required to provide information (including the identity of the recipient) to authorities of the latter member state. “Paying agent” is defined broadly for this purpose and generally includes any agent of either the payor or the payee. Belgium, Luxembourg and Austria have opted instead to withhold tax on the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years), subject to the ability of the individual to avoid withholding tax through voluntary disclosure of the investment to the individual’s member state. In addition, certain non-members of the European Union (Switzerland, Liechtenstein, Andorra, Monaco and San Marino), as well as dependent and associated territories of the United Kingdom and the Netherlands, have adopted equivalent measures effective on the same date, and some (including Switzerland) have exercised the option to apply withholding taxes as described above.

Exchange of Notes

The exchange of Outstanding Notes for Exchange Notes registered with the Securities and Exchange Commission, having the same terms and conditions as the Outstanding Notes, pursuant to the Registration Rights Agreement should not be a taxable exchange (Tausch) for German income tax purposes. Even though there is no clear guidance on point of the German tax administration, this conclusion can be inferred from general tax principles and other guidance available in the view of the issuer. As a result, you should not recognize taxable income upon exchanging Outstanding Notes for Exchange Notes pursuant to the Registration Rights Agreement.

You should consult your own tax advisor concerning the tax consequences of the exchange for German income tax purposes.

United States Tax Considerations

The exchange of Outstanding Notes for Exchange Notes in the exchange offer will not constitute a taxable event to holders. Consequently, no gain or loss will be recognized by a holder upon receipt of an Exchange Note, the holding period of the Exchange Note will include the holding period of the Outstanding Note and the basis of the Exchange Note will be the same as the basis of the Outstanding Note immediately before the exchange.

In any event, persons considering the exchange of Outstanding Notes for Exchange Notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

Section 406 of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Section 4975 of the Code prohibit employee benefit plans and certain other retirement plans, accounts and arrangements that are subject to Title I of ERISA or Section 4975 of the Code (“ERISA Plans”) from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of Notes or the exchange of Outstanding Notes for Exchange Notes by an ERISA Plan with respect to which issuer or the guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the Notes should not be acquired or held by any person investing “plan assets” of any employee benefit plan or other retirement plan, account or arrangement, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable other laws or regulations that are similar to any of the provisions of Section 406 of ERISA or Section 4975 of the Code (collectively, “Similar Laws”).

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring or holding the Notes on behalf of, or with the assets of, any employee benefit plan or other retirement plan, account or arrangement, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until 90 days after the date of this prospectus, all dealers effecting transactions in the Exchange Securities may be required to deliver a prospectus.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933 and any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the consummation of the exchange offer we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the Notes) other than commissions or concessions of any brokers or dealers, and except as expressly set forth in the registration rights agreement, and will indemnify the holders of the Outstanding Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

BOOK ENTRY, DELIVERY AND FORM

General

The Exchange Notes will initially be represented by two global notes in registered form without interest coupons attached.

The global note representing the Dollar Exchange Notes will be deposited upon issuance with the principal paying agent as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. The global note representing the Euro Exchange Notes will be deposited with a common depository and registered in the name of the nominee of the common depository for the accounts of Euroclear and Clearstream, Luxembourg.

Ownership of interests in the global notes will be limited to persons that have accounts with DTC, Euroclear and/or Clearstream, Luxembourg or persons that may hold interests through such participants. Book-entry interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by DTC, Euroclear and Clearstream, Luxembourg and their participants.

The book-entry interests will not be held in definitive form. Instead, DTC, Euroclear and/or Clearstream, Luxembourg will credit on their respective book-entry registration and transfer systems a participant’s account with the interest beneficially owned by such participant. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of such securities in definitive form. The foregoing limitations may impair the ability to own, transfer or pledge book-entry interests. In addition, while the Notes are in global form, “holders” of book-entry interests will not be considered the owners or “holders” of Notes for any purpose.

So long as the Exchange Notes are held in global form, DTC, Euroclear and/or Clearstream, Luxembourg, as applicable, (or their respective nominees) will be considered the holders of global notes for all purposes under the indenture. As such, participants must rely on the procedures of DTC, Euroclear and /or Clearstream, Luxembourg and indirect participants must rely on the procedures of DTC, Euroclear and/or Clearstream, Luxembourg and the participants through which they own book-entry interests in order to exercise any rights of holders under the indenture.

Neither we nor the Trustee under the indenture nor any of our respective agents will have any responsibility or be liable for any aspect of the records relating to the book-entry interests.

Issuance of Definitive Registered Notes

Under the terms of the indenture, owners of book-entry interests will receive definitive Notes in registered form:

•       if DTC (with respect to the dollar global notes), or Euroclear and Clearstream, Luxembourg (with respect to the Euro global notes) notify us that it is unwilling or unable to continue to act as depository and a successor depository is not appointed by us within 120 days;

•       if DTC, Euroclear or Clearstream, Luxembourg so request following a Default under the indenture; or

•       if we, in our sole discretion, notify the Trustee that we elect to cause the issuance of definitive Notes.

In such an event, the Registrar will issue definitive registered Notes, registered in the name or names and issued in any approved denominations, requested by or on behalf of DTC, Euroclear and/or Clearstream, Luxembourg or us, as applicable (in accordance with their respective customary procedures and based upon directions received from participants reflecting the beneficial ownership of book-entry interests), and such definitive registered Notes will bear the applicable restrictive legend, unless that legend is not required by the indenture or applicable law.

Redemption of Global Notes

In the event any global note, or any portion thereof, is redeemed, DTC, Euroclear and/or Clearstream, Luxembourg, as applicable, will distribute the amount received by it in respect of the global note so redeemed to the holders of the book-entry interests in such global note from the amount received by it in respect of the redemption of such global note. The redemption price payable in connection with the redemption of such book-entry interests will be equal to the amount received by DTC, Euroclear or Clearstream, Luxembourg, as applicable, in connection with the redemption of such global note (or any portion thereof). We understand that under existing practices of DTC, Euroclear and Clearstream, Luxembourg, if fewer than all of the Notes are to be redeemed at any time, DTC, Euroclear and Clearstream, Luxembourg will credit their respective participants’ accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as they deem fair and appropriate; provided, however, that no book-entry interest of less than $75,000 or €50,000, as applicable, principal amount at maturity, or less, may be redeemed in part.

Payments on Global Notes

Payments of amounts owing in respect of the global notes (including principal, premium, interest, additional interest and additional amounts) will be made by us to the principal paying agent. The principal paying agent will, in turn, make such payments to DTC or its nominee (in the case of the dollar global notes) and to the common depository for Euroclear and Clearstream, Luxembourg (in the case of the Euro global notes), which will distribute such payments to participants in accordance with their respective procedures.

Under the terms of the indenture, we and the Trustee will treat the registered holder of the global notes (i.e., DTC, Euroclear or Clearstream, Luxembourg (or their respective nominees)) as the owner thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we nor the Trustee or any of our respective agents has or will have any responsibility or liability for:

•       any aspects of the records of DTC, Euroclear, Clearstream, Luxembourg or any participant or indirect participant relating to or payments made on account of a book-entry interest, for any such payments made by DTC, Euroclear, Clearstream, Luxembourg or any participant or indirect participants, or for maintaining supervising or reviewing the records of DTC, Euroclear, Clearstream, Luxembourg or any participant or indirect participant relating to or payments made on account of a book-entry interest; or

•       DTC, Euroclear, Clearstream, Luxembourg or any participant or indirect participant.

Payments by participants to owners of book-entry interests held through participants are the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Currency and Payment for the Global Notes

The principal of, premium, if any, and interest on, and all other amounts payable in respect of, the dollar global notes will be paid to holders of interests in such notes through DTC in dollars. The principal of, premium, if any, and interest on, and all other amounts payable in respect of, the Euro global notes, will be paid to holders of interests in such notes through Euroclear and/or Clearstream, Luxembourg in euros.

Action by Owners of Book-Entry Interests

DTC, Euroclear and Clearstream, Luxembourg have advised us that they will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described in “The Exchange Offer”) only at the direction of one or more participants to whose account the book-entry interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. DTC, Euroclear and Clearstream, Luxembourg will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the global notes. However, if there is an event of default under the Notes, each of DTC, Euroclear and Clearstream, Luxembourg reserves the right to exchange the global notes for definitive registered Notes in certificated form, and to distribute such definitive registered Notes to their respective participants.

Transfers

Transfers between participants in DTC will be done in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of definitive registered Notes for any reason, including to sell the Notes to persons in states which require physical delivery of such securities or to pledge such securities, such holder must transfer its interest in the global notes in accordance with the normal procedures of DTC and in accordance with the provisions of the indenture.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream, Luxembourg. To deliver or receive a book-entry interest in a global security held in a Euroclear or Clearstream, Luxembourg account, an investor must send transfer instructions to Euroclear or Clearstream, Luxembourg, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, Luxembourg, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving book-entry interests in the relevant global securities in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream, Luxembourg participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream, Luxembourg.

Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant that purchases an interest in a global security from a DTC participant will be credited on the business day for Euroclear or Clearstream, Luxembourg immediately following the DTC settlement date. Cash received in Euroclear or Clearstream, Luxembourg from the sale of a book-entry interest in a global security to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account as of the business day for Euroclear or Clearstream, Luxembourg following the DTC settlement date.

DTC, Euroclear and Clearstream, Luxembourg have agreed to the above procedures to facilitate transfers of interests in the global securities among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. We, the paying agents, the transfer agents and the initial purchasers will have no responsibility for the performance by DTC, Euroclear or Clearstream,

Luxembourg or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Information Concerning DTC, Euroclear and Clearstream, Luxembourg

All book-entry interests will be subject to the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg, as applicable. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

DTC has advised us that it is:

•       a limited purpose trust company organized under New York banking law;

•       a “banking organization” under New York banking law;

•       a member of the Federal Reserve System;

•       a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•       a “clearing agency” registered under Section 17A of the US Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of transactions among its participants. It does this through electronic book-entry changes in the accounts of securities participants, eliminating the need for physical movement of securities certificates, DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC’s owners are the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and a number of its direct participants. Others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a direct participant also have access to the DTC system and are known as indirect participants.

Like DTC, Euroclear and Clearstream, Luxembourg hold securities for participating organizations. They also facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in the accounts of such participants. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance, settlement, lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg interface with domestic securities markets. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear and Clearstream, Luxembourg is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear and Clearstream, Luxembourg participant, either directly or indirectly.

Because DTC, Euroclear and Clearstream, Luxembourg can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of an owner of a beneficial interest to pledge such interest to persons or entities that do not participate in the DTC, Euroclear or Clearstream, Luxembourg systems, or otherwise take actions in respect of such interest, may be limited by the lack of a definite certificate for that interest. The laws of some jurisdictions require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests to such persons may be limited. In addition, owners of beneficial interests through the DTC, Euroclear or Clearstream, Luxembourg systems will receive distributions attributable to the global notes only through DTC, Euroclear or Clearstream, Luxembourg participants.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of Germany. Our directors and executive officers live outside the United States. The assets of our directors and executive officers and the majority of our assets are located outside the United States. As a result, although we have appointed an agent for service of process under the indenture governing the Notes, it may be difficult for you to serve process on those persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States.

We have been advised by our German counsel that there is doubt as to the enforceability in Germany of civil liabilities based on the state securities laws of the United States, either in an original action or in an action to enforce a judgment obtained in U.S. courts. The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by any court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be enforceable in Germany. A final judgment by a U.S. court, however, may be recognized and enforced in Germany in an action before a court of competent jurisdiction in accordance with the proceedings set forth by the German Code of Civil Procedure (Zivilprozessordnung). In such an action, a German court generally will not reinvestigate the merits of the original matter decided by a U.S. court, except as noted below. The recognition and enforcement of the U.S. judgment by a German court is conditional upon a number of factors, including the following:

•       the judgment being final under U.S. law;

•       the U.S. court having had jurisdiction over the original proceeding under German law;

•       the defendant having had the chance to defend herself or himself against an unduly or untimely served complaint;

•       the judgment of the U.S. court being consistent with the judgment of a German court or a recognized judgment of a foreign court handed down before the judgment of the U.S. court;

•       the judgment of the U.S. court being consistent with the procedure of a matter pending before a German court, provided that such matter was pending before a German court before the U.S. court entered its judgment;

•       the enforcement of the judgment by the U.S. court being compatible with German public policy, including the fundamental principles of German law, and in particular the civil liberties (Grundrechte) guaranteed by virtue of the German Constitution (Grundgesetz); and

•       generally, the guarantee of reciprocity.

Subject to the foregoing, purchasers of securities may be able to enforce judgments in civil and commercial matters obtained from U.S. courts in Germany. We cannot, however, assure you that attempts to enforce judgments in Germany will be successful.

German courts usually deny the recognition and enforcement of punitive damages. Moreover, a German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

German civil procedure differs substantially from U.S. civil procedure in a number of respects. In as far as the production of evidence is concerned, U.S. law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under German law.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, London, England, as to matters of United States federal and New York law, and by Freshfields Bruckhaus Deringer, Frankfurt am Main, Germany, as to matters of German law.

EXPERTS

The consolidated financial statements of Kabel Deutschland GmbH, Unterföhring at March 31, 2006, 2005 and 2004, and for each of the three years in the period ended March 31, 2006 appearing in this prospectus and registration statement have been audited by Ernst & Young AG, Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring at March 31, 2006, 2005 and 2004, and for each of the three years in the period ended March 31, 2006 appearing in this prospectus and registration statement have been audited by Ernst & Young AG, Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND OTHER INFORMATION

We and our guarantor subsidiaries have filed with the SEC a registration statement on Form F-4 under the Securities Act with respect to the Exchange Notes offered in this prospectus. This prospectus is a part of the registration statement and, as permitted by the SEC’s rules, does not contain all of the information presented in the registration statement. Whenever a reference is made in this prospectus to one of our contracts or other documents, please be aware that this reference is not necessarily complete and that you should refer to the exhibit that is a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement, including exhibits to the registration statement, at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov. See also “Listing and General Information.”

LISTING AND GENERAL INFORMATION

Listing

Application will be made to the Irish Financial Services Regulatory Authority, as competent authority under Directive 2003/71/EC (the “Prospectus Directive”), for this prospectus to be approved. Application will be made to the Irish Stock Exchange for the Exchange Notes to be admitted, when issued, to the Official List and trading on its regular market.

For so long as the Notes are listed on the Irish Stock Exchange and the rules of that exchange require, copies of the following documents may be inspected and obtained at the specified office of the paying agent in Dublin during normal business hours on any weekday:

•       the organizational documents of the issuer;

•       our most recent audited consolidated financial statements, and any interim financial statements published by us; and

•       the indenture relating to the Notes (which includes the form of the Notes).

We will maintain a paying and transfer agent in Ireland for as long as any of the Notes are listed on the Irish Stock Exchange. We have appointed AIB/BNY Fund Management (Ireland) Limited as paying and transfer agent. We reserve the right to vary such appointments and we will publish notice of any such change of appointment with the Companies Announcements Office in Dublin.

Application may be made to the Irish Stock Exchange to have the Notes removed from listing on the Irish Stock Exchange, including if necessary to avoid any new withholding taxes in connection with the listing.

So long as the Notes are listed on the Irish Stock Exchange, the Notes will be freely transferable and negotiable in accordance with the rules of the Irish Stock Exchange.

Clearing Information

The Notes have been accepted for clearance through Euroclear, Clearstream, Luxembourg and DTC. The common code for the Euro Notes is 026810361. The international securities identification number for the Euro Notes is XS0268103610.

The CUSIP for the Dollar Notes is 48282A AB 1. The international securities identification number for the Dollar Notes is US48282AAB17.The common code for the Dollar Notes is 026839599.

Legal Information

KDG is a limited liability company and was incorporated under the laws of Germany on December 17, 2002. The registered office of the Issuer is Betastrasse 6-8, 85774 Unterföhring, Germany. The Issuer is registered with the commercial register of the local court of Munich under number HRB 145837.

KDVS is a limited partnership and was formed under the laws of Germany on November 4, 2003 (date of entry in the commercial register — partners’ resolution already adopted on October 16, 2003). The registered office of KDVS is Betastrasse 6-8, 85774 Unterföhring, Germany. KDVS is registered with the commercial register of the local court of Munich under number HRA 83902.

The creation and issuance of the Outstanding Notes has been authorized by a resolution of the issuer’s management board dated June 14, 2004.

The creation and issuance of the Exchange Notes has been authorized by a resolution of the issuer’s management board dated April 26, 2006.

The Guarantees have been authorized by a resolution of the management board of Kabel Deutschland Verwaltungs GmbH, KDVS’ general partner, dated June 14, 2004.

Except as disclosed in this prospectus:

•       there has been no material adverse change in the financial position of KDG or KDVS (the “Companies”) since March 31, 2006; and

•       none of the Companies has been involved in any litigation, administrative proceeding or arbitration relating to claims or amounts which are material in the context of the issue of the Notes, and, so far as we are aware, no such litigation, administrative proceeding or arbitration is pending or threatened.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Kabel Deutschland GmbH, Unterföhring:

We have audited the accompanying consolidated balance sheets of Kabel Deutschland GmbH, Unterföhring, as of March 31, 2006, 2005 and 2004, and the related consolidated income statements, statements of changes in consolidated equity, and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kabel Deutschland GmbH, Unterföhring, at March 31, 2006, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 6 to the consolidated financial statements.

As discussed in Notes 3.7, 3.8, 5.5 and 6 to the financial statements, the Company adopted International Accounting Standard No. 39 effective April 1, 2004.

September 4, 2006

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft
Munich, Germany

/s/ Müller	/s/ Bostedt
Wirtschaftsprüfer	Wirtschaftsprüfer

Kabel Deutschland GmbH
Unterföhring

Consolidated
Financial Statements
March 31, 2006

Kabel Deutschland GmbH, Unterföhring
Consolidated Balance Sheet as of March 31, 2006

Assets	Note	March 31, 2006	March 31, 2005	March 31, 2004
		€	T€	T€
Current Assets
Cash and Cash Equivalents	4.1	225,091,371.31	132,757	184,692
Trade Receivables	4.2	120,798,612.75	81,458	55,824
Receivables from Shareholders	4.2	351,059.00	351	154,195
Receivables from Affiliates		1,566,370.59	915	426
Receivables from Associates		590,450.83	5	1,817
Inventories	4.3	13,453,100.53	7,551	7,153
Receivables from Tax Authorities	4.4	1,473,367.51	4,251	6,508
Other Current Assets	4.5	14,110,734.20	9,104	11,921
Prepaid Expenses	4.5	19,080,807.22	24,414	2,561
Total current Assets		396,515,873.94	260,806	425,097
Non-current Assets
Intangible Assets	4.6	519,685,094.13	582,440	630,641
Property and Equipment	4.7	902,711,466.93	900,511	1,028,196
Equity Investments in Associates	4.8	5,561,681.93	5,837	5,632
Other Financial Assets		491,561.62	7,531	745
Deferred Tax Assets	3.8	396,164.00	324	188
Other Non-current Assets		603,246.00	799	0
Total non-current Assets		1,429,449,214.61	1,497,442	1,665,402
Total Assets		1,825,965,088.55	1,758,248	2,090,499

Equity and Liabilities	Note	March 31, 2006	March 31, 2005	March 31, 2004
		€	T€	T€
Current Liabilities
Current Financial Liabilities	4.11	97,472,538.40	19,971	309,930
Trade Payables		160,689,590.99	119,327	131,199
Payments on Account		0.00	17	23
Liabilities to Affiliates		3,794,676.12	1,770	1,803
Liabilities to Associates		322,880.82	327	292
Other current Provisions	4.13	9,288,439.53	7,523	16,799
Liabilities due to Income Taxes	3.8	19,419,343.95	23,251	18,810
Deferred Income	4.10	246,743,891.15	243,502	195,403
Other current Liabilities	4.9	69,499,145.15	54,972	62,578
Total current Liabilities		607,230,506.11	470,660	736,837
Non-current Liabilities
Senior Notes	4.11	715,771,171.41	680,708	0
Non-current Financial Liabilities	4.11	1,174,885,562.33	1,251,511	1,335,500
Deferred Tax Liabilities	3.8	49,950,731.52	35,563	16,400
Provisions for Pension	4.12	19,797,626.00	17,579	17,793
Other non-current Provisions	4.13	20,212,517.87	18,295	20,674
Other non-current Liabilities	4.14	47,515,465.72	38,748	42,896
Total non-current Liabilities		2,028,133,074.85	2,042,404	1,433,263
Equity
Subscribed Capital	4.15	1,025,000.00	1,025	1,025
Capital Reserve	4.15	40,840,010.96	35,890	239,333
Cash Flow Hedge Reserve	4.15	(9,028,585.54)	(26,314)	0
Accumulated Deficit	4.15	(842,234,917.83)	(765,417)	(319,959)
Total Equity (Deficit)		(809,398,492.41)	(754,816)	(79,601)
Total Equity and Liabilities		1,825,965,088.55	1,758,248	2,090,499

The accompanying notes to this balance sheet form an integral part to these consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring
Consolidated Income Statement
for the period from April 1, 2005 to March 31, 2006

	Note	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005	Apr. 1, 2003 - Mar. 31, 2004
		€	T€	T€
Revenues	3.1	1,012,132,857.13	1,003,175	962,083
Cost of Services Rendered	3.2	(490,055,097.61)	(573,345)	(616,500)
thereof depreciation T€ 117,428 (prior year T€ 206,691; for the fiscal year ending March 31, 2004 T€ 261,781)
Other Operating Income	3.3	12,522,207.68	17,878	33,907
Selling Expenses	3.4	(277,047,102.80)	(262,452)	(220,522)
thereof depreciation/ amortization T€ 88,155 (prior year T€ 81,249; for the fiscal year ending March 31, 2004 T€ 92,392)
General and Administrative Expenses	3.5	(102,422,067.72)	(110,323)	(115,472)
thereof depreciation T€ 15,161 (prior year T€ 9,789; for the fiscal year ending March 31, 2004 T€ 10,148)
Profit from Ordinary Activities		155,130,796.68	74,933	43,496
Interest Income	3.7	2,774,459.32	11,397	4,011
Interest Expense	3.7	(228,782,185.55)	(179,776)	(213,866)
Depreciation on investments and other securities		(127,359.81)	(251)	0
Income from Associates		490,611.63	654	544
Loss before Taxes		(70,513,677.73)	(93,043)	(165,815)
Taxes on Income	3.8	(6,304,342.10)	(9,522)	13,912
Net loss		(76,818,019.83)	(102,565)	(151,903)

The accompanying notes to this income statement form an integral part to these consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring
Consolidated Statement of Cash Flows
for the period from April 1, 2005 to March 31, 2006

		April 1, 2005 -	April 1, 2004 -	April 1, 2003 -
	Note	March 31, 2006	March 31, 2005	March 31, 2004
		T€	T€	T€
1. Cash flows from operating activities
Net loss		(76,818)	(102,565)	(151,903)
Adjustments to reconcile net loss to cash provided by operations:
Taxes on income		6,305	9,522	(13,912)
Interest expense		228,782	179,776	213,866
Interest income		(2,775)	(11,397)	(4,011)
Depreciation and amortization on fixed assets		220,744	297,729	364,320
Depreciation on investments and other securities		127	251	0
Gain on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		271	(21)	(2,723)
Income from associates		(491)	(654)	(544)
Compensation expense relating to share-based payments		19,232	35,354	6,716
		395,377	407,995	411,809
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories		(5,902)	(398)	400
Increase (-) / decrease (+) of trade receivables		(39,341)	(25,634)	27,883
Increase (-) / decrease (+) of other assets		(802)	(10,979)	(5,660)
Increase (+) / decrease (-) of trade payables		33,231	(11,872)	(54,585)
Increase (+) / decrease (-) of other provisions		1,032	(11,655)	3,377
Increase (+) / decrease (-) of deferred income		3,225	48,099	(24,918)
Increase (+) / decrease (-) of provisions for pensions		1,199	(214)	1,725
Increase (+) / decrease (-) of other liabilities		15,355	(23,251)	(7,280)
Cash provided by operations		403,374	372,091	352,751
Income taxes paid (-) / received (+)		(4,031)	(3,532)	1,870
Net cash from operating activities		399,343	368,559	354,621
2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		223	1,397	9,563
Cash paid for investments in intangible assets		(27,569)	(24,179)	(20,329)
Cash paid for investments in property and equipment		(116,829)	(69,454)	(43,658)
Cash paid for acquisitions	1.3.2	(7,310)	(29,282)	0
Cash paid for investments in financial assets		(9)	(7,065)	(305)
Cash paid for additional incidental acquisition costs		0	0	(7,500)
Interest received		2,666	3,470	3,651
Dividends received from associates		766	449	710
Net cash used in investing activities		(148,062)	(124,664)	(57,868)
3. Cash flows from financing activities
Cash received from contribution to capital reserve		0	0	140,097
Cash payments to shareholders (redemption of loans)		0	0	(569,502)
Cash payments to shareholders (dividends and other distributions)		0	(475,000)	(268,350)
Cash received from senior notes and non-current financial liabilities		(652)	1,230,553	1,945,000
Cash repayments of non-current financial liabilities		0	(893,500)	(1,337,500)
Cash payments for reduction of finance lease liabilities		(4,473)	(4,193)	(2,991)
Interest and transaction costs paid		(153,695)	(153,439)	(187,205)
Net cash used in financing activities		(158,820)	(295,579)	(280,451)
4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)		92,461	(51,684)	16,302
Depreciation on investments and other securities		(127)	(251)	0
Cash and cash equivalents at the beginning of the period		132,757	184,692	168,390
Cash and cash equivalents at the end of the period		225,091	132,757	184,692
Additional Information
Investments relating to capital lease		0	0	41,822
Other non cash investments		0	0	0

The accompanying notes to this cash flow statement form an integral part to these consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring
Statement of Changes in Consolidated Equity
for the period from April 1, 2005 to March 31, 2006

		Subscribed	Capital	Cash flow	Accumulated	Equity
	Note	capital	reserve	hedge reserve	deficit	(Deficit)
		T€	T€	T€	T€	T€
	4.15
Balance as of April 1, 2003		1,025	96,058	0	(49,681)	47,402
Capital contributions		0	140,097	0	0	140,097
Additions relating to share-based payment		0	3,178	0	0	3,178
Distributions		0	0	0	(118,375)	(118,375)
Net loss of the period		0	0	0	(151,903)	(151,903)
Balance as of March 31, 2004		1,025	239,333	0	(319,959)	(79,601)
Accounting IFRS 1.36A adjustments (net of tax)		0	0	0	49,701	49,701
Additions relating to share-based payment		0	35,029	0	0	35,029
Distributions		0	(238,472)	0	(236,528)	(475,000)
Loan waiver treated as a dividend		0	0	0	(156,066)	(156,066)
Changes in fair value of hedging instruments (net of tax)	5.5	0	0	(26,314)	0	(26,314)
Net loss of the period		0	0	0	(102,565)	(102,565)
Balance as of March 31, 2005		1,025	35,890	(26,314)	(765,417)	(754,816)
Additions relating to share-based payment		0	4,950	0	0	4,950
Changes in fair value of hedging instruments (net of tax)	5.5	0	0	17,286	0	17,286
Net loss of the period		0	0		(76,818)	(76,818)
Balance as of March 31, 2006		1,025	40,840	(9,028)	(842,235)	(809,398)

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

Notes to the Consolidated
Financial Statements for

Kabel Deutschland GmbH
as of March 31, 2006

1.                     General

Kabel Deutschland GmbH (“KDG GmbH”) was founded on December 17, 2002. KDG GmbH`s registered office is in Unterföhring, Betastraße 6-8 (commercial register of Munich HRB 145837), Germany. On December 2, 2004, Cable Holding S.à r.l. (“LuxCo”) contributed its 100% interest in KDG GmbH to its wholly-owned subsidiary Kabel Deutschland Holding GmbH (“KDG HoldCo”, formerly Kabel Deutschland Holding GmbH & Co. KG), founded on November 29, 2004, commercial register Munich HRB 155690, in exchange for an increase in its shareholders’ equity in HoldCo valued at a total of T€ 1,133,098 and a note receivable from HoldCo in an amount of T€ 382,400. On January 19, 2005, HoldCo was converted into a limited liability company (Gesellschaft mit beschränkter Haftung -GmbH-) effective as of January 1, 2005. LuxCo is wholly-owned by Cayman Cable Holding LP, George Town, Cayman Islands (“Cayman Cable”). KDG GmbH and its subsidiaries (“KDG” or the “Company”) is the market leader in the German cable television business in terms of homes passed, subscribers and revenues. The Company primarily provides cable television connections, offering up to 35 analog TV channels and up to 36 VHF radio stations. KDG also delivers digital television signals through its digital playout center and the spectrum in the network between 310 MHz and 470 MHz (the “Hyperband”). KDG carries and offers its own digital program packages, packages of an unaffiliated German pay television operator, and the digital programs offered by the public and private broadcasters.

1.1 Acknowledgement

The consolidated financial statements of KDG GmbH as of March 31, 2006, as well as the comparison periods from April 1, 2004 to March 31, 2005 (referred to as “prior year”) and from April 1, 2003 to March 31, 2004 (referred to as “period ending March 31, 2004”), have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), London, adopted by the European Union (“EU”) and applicable to the Company and the additional requirements of German Commercial Law pursuant to Sec. 315a (3) German Commercial Code. The designation IFRS also includes all valid International Accounting Standards (“IAS”), as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”).

1.2 Basis of Presentation

The Company’s fiscal year is the twelve month period ending March 31.

The amounts in the consolidated financial statements are prepared in Euros (“€”) except where otherwise stated as in thousands of Euros (“T€”). All amounts in the notes to the consolidated financial statement are shown in thousands of Euros (“T€”). The Company’s income statement has been prepared using the cost of sales method under IFRS. The Company’s financial statements have been prepared on consistent accounting and consolidation methods for the fiscal years ended March 31, 2006, 2005 and 2004. The consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments and money market funds that have been measured at fair value.

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The Company has changed the presentation of money market funds for the financial years ending March 31, 2006, March 31, 2005 and March 31, 2004 respectively. Due to the fact that money market funds are also considered as cash and cash equivalents compared to earlier periods, the amount of money market funds is no longer shown in a separate line item. Money market funds amounting to T€ 49,621, T€ 29,849 and T€ 50,000 in the financial year ending March 31, 2006, 2005 and 2004, respectively, are now included in cash and cash equivalents.

The Company has prospectively changed the estimated useful life of their existing technical network from 15 to 20 years based on the actual business plan as of calendar year end 2004, effective as of December 1, 2004. The change in the estimated useful life results in a reduction in depreciation of T€ 107,659 compared to fiscal year ended March 31, 2005 through 2008. The remaining useful life of these assets amounts to approximately 7 years as of March 31, 2006.

With respect to changes in estimate regarding the asset retirement obligation please refer to note 4.7.

1.3 Consolidation

1.3.1 Scope of Consolidation

KDG’s consolidated financial statements as of March 31, 2006 are comprised of KDG GmbH and six consolidated subsidiaries (prior year: eight consolidated subsidiaries; period ending March 31, 2004: seven consolidated subsidiaries). Investments are consolidated if KDG GmbH directly or indirectly owns more than 50% of the outstanding voting rights of an entity and if the investments are under the control of KDG GmbH as defined by IAS 27.

1.3.2 Changes in the Consolidation Group and Acquisitions

Merger

As of April 18, 2005, TKG Saar Gesellschaft für den Betrieb von Telekommunikationsnetzen mbH & Co. KG, Saarbrücken, and as of June 13, 2005, Antennenbau Amberger GmbH, Munich, were merged with Kabel Deutschland Vertrieb und Service GmbH & Co. KG legally effective on January 1, 2005.

In addition, Kabel-Line Antennenanlagen GmbH, Falkenstein, and Kabel-TV Suhl GmbH, Suhl, were merged with Kabel Deutschland Vertrieb und Service GmbH & Co. KG legally as of February 1, 2005.

Share Acquisitions

In the fiscal year ended March 31, 2006 no share acquisitions occurred.

Asset Acquisitions

In the quarter ended June 30, 2005, the Company acquired approximately 1,301 subscribers and the associated CATV level 4 network infrastructure for total aggregate consideration of approximately T€ 361 from several small Level 4 companies. The aggregate purchase price of the transactions resulted in an increase in the value of the customer list of T€ 285 and an increase in the value of technical equipment of T€ 76.

In the quarter ended September 30, 2005, the Company acquired approximately 4,811 subscribers and the associated CATV level 4 network infrastructure for total aggregate consideration of approximately T€ 1,450 from several small Level 4 companies. The aggregate purchase price of the transactions resulted in an increase in the value of the customer list of T€ 1,153 and an increase in the value of technical equipment of T€ 297.

In the quarter ended December 31, 2005, the Company acquired approximately 2,562 subscribers and the associated CATV level 4 network infrastructure for total aggregate consideration of approximately T€ 572 from several small Level 4 companies. The aggregate purchase price of the transactions resulted in an increase in the value of the customer list of T€ 335 and an increase in the value of technical equipment of T€ 237.

In the quarter ended March 31, 2006, the Company acquired approximately 19,981 subscribers and the associated CATV level 4 network infrastructure from Kurt Tröger Antennen + Kabelfernsehanlagen + Satellitenfunk-Empfangsanlagen and some small Level 4 companies for total aggregate consideration of approximately T€ 5,120. The aggregate purchase price of the transactions resulted in an increase in the value of the customer list of T€ 4,023 and an increase in the value of technical equipment of T€ 1,097.

Asset acquisitions did not include the assumption of any liabilities or other financial obligations. The determination of revenues as well as profit or loss of the asset deals as if the acquisitions would have taken place at the beginning of KDG’s fiscal year is impracticable due to the fact that the Company does not have sufficient access to the accounting records of the respective sellers. No assets or liabilities other than those described above resulting from such transactions have been recorded upon acquisition. The carrying amounts of the intangibles as mentioned above were zero prior to the fair value adjustments in connection with the purchase price allocation. According to variable purchase prices, purchase price adjustments / reductions of T€ 192 occurred in fiscal year 2005/06. Thereof T€ 190 in customer list and T€ 2 in technical equipment.

Overall the Company had cash outflow on acquisitions (net of purchase price adjustments) in an amount of T€ 7,310 in fiscal year ended March 31, 2006. Therefore, the Company acquired customer list of T€ 5,606 and technical equipment of T€ 1,704.

1.3.3 Basis of Consolidation

The accounting for business combinations in the KDG consolidated financial statements is performed according to IFRS 3 by allocating the cost of a business combination by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair value at the time of the acquisition. Any difference between the cost and the fair value is goodwill or badwill.

Intercompany transactions, balances and unrealized gains on transactions between KDG GmbH and its subsidiaries are eliminated in consolidation. The accounting policies of the consolidated subsidiaries are consistent with the policies adopted by KDG GmbH. Acquisitions are accounted for using the purchase method of accounting.

Companies in which KDG GmbH owns at least 20% of the outstanding voting rights and has significant influence over the business and the financial policies as defined by IAS 28 are recorded in the consolidated financial statements using the equity method. Intercompany profits and losses of associated companies are eliminated in consolidation in relation to their shareholding ratio.

1.4 Currency Translation

The functional and presentation currency of KDG is the Euro.

Foreign currency transactions were converted to Euros at the exchange rate applicable on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date are converted to Euros at the closing rate. Currency differences resulting from these adjustments are recognized in profit and loss.

Non-monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date, which are to be carried at fair value, were converted to Euros at the rate applicable when fair value was determined. The Company used the following exchange rates (spot rates):

	March 31, 2006	March 31, 2005	March 31, 2004
1 €	US $ 1.2104	US $ 1.2943	US $ 1.2224
1 €	GBP 0.6964	GBP 0.6877	GBP 0.6659

2.                     Accounting and Valuation Methods

2.1 Property and Equipment

2.1.1 Property and Equipment

Property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Borrowing costs are not capitalized. Rebates, trade discounts, and bonuses are deducted from the purchase price.

For technical equipment located on leased property, historical costs include the present value of estimated future costs and expenses necessary for restoration of the leased property after termination of the lease agreement.

2.1.2 Leases

Operating lease

A lease is accounted for as an operating lease if all the risks and benefits incidental to ownership of the leased item remain with the lessor. Operating lease payments are therefore recognized on a straight-line basis over the lease term as an expense in the consolidated income statement.

Finance lease

In accordance with IAS 17, assets leased under finance leases are recorded at the lower of fair value at the inception of the lease or the present value of the lease payments. The assets are depreciated using the straight-line method over the shorter of the estimated useful life or over the lease period. The obligations related to future lease payments are recognized as liabilities. Lease payments are apportioned between the finance charges and reductions of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

2.1.3 Subsequent Expenses

Rental costs are expensed. Repair and maintenance charges are expensed during the financial period in which they are incurred. The cost of significant renovations and additions are included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance will be realized by the Company. Significant renovations are depreciated over the shorter of the remaining useful life of the related asset or the lease term.

2.1.4 Depreciation of Fixed Assets

Depreciation is calculated based on the straight-line method over each asset’s estimated useful life as follows:

Buildings on non-owned land	3 to 25 years
Technical equipment and machines	3 to 20 years
Property and equipment	3 to 15 years

Gains and losses from derecognition of fixed assets are determined by deducting the carrying amount of the asset being sold from the proceeds received at the time of derecognition. The results are included in the other operating income or in the corresponding expense line item. The assets’ residual values, useful lives and methods are reviewed, and adjusted if appropriate, at each financial year end.

2.2 Intangible Assets

2.2.1 Customer List

In connection with the initial acquisition of the cable business by KDG GmbH in March 2003, approximately T€ 681,659 of the purchase price was allocated to the customer list. Further additions to the customer list that occurred during the twelve months ended March 31, 2006, 2005 and 2004 are primarily related to the acquisition of level 4 companies and subscribers.

2.2.2 Other Intangible Assets

Intangible assets which are purchased separately are recorded at cost. Intangible assets that have been acquired as part of an acquisition of a business are capitalized at fair value if it can be reliably measured at the acquisition date.

Acquisition of computer software is recorded at cost and treated as an intangible asset.

The Company recognized intangible assets developed internally (consisting of software used by the company) to the extent the criteria in IAS 38 were met. Development costs for internally generated intangible assets are recognized at cost to the extent the Group can demonstrate the technical feasibility of completing the asset, how the asset will generate future economic benefit, the availability of resources to complete the asset and the ability to measure reliably the expenditure during the development. If the requirements for capitalization are not fulfilled, development costs are expensed as incurred.

2.2.3 Subsequent Expenses

Subsequent investments in intangible assets will be capitalized if they qualify for recognition as an intangible asset.

2.2.4 Amortization of intangible assets

The estimated useful life of the customer list is based on the extrapolated average number of terminations and the term of the average contract life of individual end users who generate significant contribution margins.

The amortization of other intangible assets with determined useful lives is based on the straight line method over the assets’ estimated useful life. Amortization begins when the intangible asset is ready for use.

The amortization expense is recognized in the income statement in the expense category consistent with the function of the intangible assets.

The useful lives are estimated as follows:

• Customer list	8.5 years
• Software and licenses	1 - 10 years

2.3 Financial Instruments

Recognition and Derecognition of Financial Instruments

Financial assets and liabilities are recognized when the Group enters into a contractual relationship with the respective counterparty or issuer. A financial asset is derecognized where:

•       the rights to receive cash flows from the asset have expired;

•       the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement; or

•       the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is derecognized in profit or loss.

Financial Assets

Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end. All regular way purchases and sales of financial assets are recognized on the trade date i.e. the date that the Group commits to purchase the assets.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category “financial assets at fair value through profit or loss”. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognized in income.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold the investment to maturity. Long-term investments that are intended to be held-to-maturity, are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for-sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Financial Liabilities

Financial liabilities (loans) are initially recognized at cost which corresponds to the fair value of the given consideration received net of issue costs associated with the financial liabilities. In subsequent periods, liabilities are measured at amortized cost using the effective interest method with the exception of derivative financial instruments, which are measured at their fair market value.

Derivative Financial Instruments

Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from financing activities. In accordance with IAS 39 all derivative financial instruments such as interest rate swaps are accounted for at fair value irrespective of the purpose or the intention for which they were incurred. Depending on whether it is a fair value hedge or a cash flow hedge, changes in the fair value of the derivative financial instruments for which hedge accounting is used are either reported in the income statement or in the statement of changes in equity under cash flow hedge reserve. In the case of a fair value hedge, the gains or losses from the measurement of derivative financial instruments at fair value and the gains or losses related to the underlying contracts are recognized in profit or loss. In the case of changes in the fair value of cash flow hedges which are used to offset future cash flow risks arising from underlying transactions or planned transactions and which have proved to be 100% effective in accordance with IAS 39, unrealized gains and losses are initially recognized in equity as a cash flow hedge reserve.

If hedges are not 100% effective, the difference between the fair value and the changes in fair value of the related underlying contract is recognized in profit or loss. The portion of the change in fair value not covered by the underlying transaction is immediately recognized in profit or loss. If hedge accounting cannot be used by the Group, the change in the fair value of derivative financial instruments is recorded in profit or loss.

Equity Investments in Associates

Investments in associates are accounted for using the equity method at the investor’s share of equity pursuant to IAS 28. The Group’s share of income, reduced by distributions and amortization from differences relating to the first-time consolidation, is disclosed in the fixed asset register as a change in equity investments.

2.4 Inventories

Raw materials, consumables, supplies, finished goods and merchandise are recorded at the lower of cost or net realizable value. Measurement of cost is based on a moving average cost.

2.5 Trade and Other Receivables

Trade and other receivables are disclosed at their nominal amount less bad debt allowances for any amounts deemed uncollectible. An allowance for uncollectible amounts is recorded when collection of amounts due is no longer probable.

2.6 Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on hand, cash bank balances and money market funds. Cash on hand and cash bank balances are carried at nominal value.

Money market funds are classified as “at fair value through profit or loss” and accounted for at their market value, recognizing any change in market value in profit or loss.

2.7 Impairment

The carrying amount of intangible assets and property and equipment, is reviewed at every balance sheet date to determine whether there are any indications of impairment. If such indications exist or when annual impairment testing is required, the recoverable amount is estimated. Impairment is necessary when the carrying amount of an asset or the related cash-generating unit exceeds the recoverable amount. The corresponding impairment is expensed.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

2.7.1 Determination of Recoverable Amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. Value in use is determined by discounting the estimated future cash flows to be derived from continuing use of the asset up until its ultimate disposal. The discount rate is based on a pre-tax interest rate that reflects current market assessments of the fair value of money and the risks specific to the asset.

For assets to which no cash flows can be directly allocated, the recoverable amount is to be determined for the cash-generating unit to which the asset belongs.

2.7.2 Reversal of Impairment Loss

Impairment losses on assets are reversed when assumptions relating to the recoverable amount of the assets change. Impairment losses are only reversed up to the carrying amount of the asset, which would have been recorded if the asset had been subject to standard depreciation without impairment.

2.8 Equity

Subscribed capital and the capital reserve are stated at nominal value. Capital reserves are set up for additional paid in capital and for changes relating to share-based payments.

2.9 Employee Benefits

Under the Company’s pension plans, KDG guarantees employees post-employment benefits under a defined benefit plan.

The present value of future claims of participants is estimated using actuarial methods based on the amount of benefit earned for their service in the current and prior periods. The liabilities to be recognized in the consolidated balance sheet result from the present value of the defined benefit obligation adjusted for any actuarial gains or losses, and less any past service cost not yet recognized. The discount rate is determined by the capital markets and takes into account the expected maturity of the obligation. KDG GmbH engaged qualified external actuaries to perform the necessary actuarial calculations. The obligation is determined using the projected unit credit method.

If the benefits of the pension plan improve, the share of those plan improvements relating to the employees’ previous years of service will be recognized as an expense on a straight-line basis over the period in which the claims vest. If the claims have already vested, the past service cost is expensed immediately.

All actuarial gains or losses as of April 1, 2003 were accounted for at the date of transition to IFRS pursuant to IFRS 1. In measuring the obligations arising from the defined benefit plans, actuarial gains and losses arising after April 1, 2003 are not recognized in profit or loss until the cumulative outstanding amounts exceed a corridor of 10% (“corridor approach”) of the defined benefit obligation as of the measurement date. The portion of the amount exceeding the corridor is amortized to profit or loss over the remaining average service life of the employees entitled to pensions.

Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

2.10 Other Provisions

Other provisions are recognized in the consolidated balance sheet pursuant to IAS 37 when a legal or constructive obligation to a third party arises as a result of past events, an outflow of resources embodying economic benefits will be required to settle the obligation and the anticipated amount of the provision can be reliably estimated. Non-current other provisions are stated at their discounted settlement value on the balance sheet date where the effect of the time value of money is material.

2.11 Trade Payables and Other Liabilities

Trade payables and other liabilities are recorded at amortized cost.

2.12 Revenue and Other Income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The different types of revenue are recognized as follows:

Installation and network connection

Revenue from the installation of the cable junction and the network connection as well as reimbursements are recognized when the services have been rendered, the costs incurred can be measured reliably and the Company is not obliged to provide any future services.

Rendering of services

Revenue generated by the delivery of analog and digital video products, Internet and telephone services as well as carriage fees paid by the broadcasters and digital playout facility fees received from television broadcasters are recognized when services have been provided, the costs incurred can be measured reliably and the Company is not obliged to provide any future services. Prepayments are accounted for by deferring the received payments and amortizing them straight-line over the service period.

Sale of goods

Revenue for the sale of digital boxes, cable modems, and other goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Costs and losses in connection with returns are accounted for by accruing the respective amount. If the Company acts as an agent, revenue is only recognized in the amount of the sales commissions.

2.13 Share-Based Payments

The Group applies IFRS 2 as of the transition date, April 1, 2003. Under IFRS 2 plans, which result in share-based payment transactions have to be accounted for as cash-settled if the probability that the interest holder upon settlement will receive a payment in cash rather than the underlying equity instruments. Due to the terms of the different programs it is highly likely that the general partner of Cayman Cable Holding L.P. will exercise the existing repurchase option in most cases of the interest holders’ termination of employment and settle in cash. For such cash-settled share-based payment transactions, IFRS 2 requires the entity to account for share-based payments to management as personnel expense and a corresponding increase in other liabilities. For interests in the Management Equity Participation Program (“MEP I”) the costs of cash-settled transactions are measured initially with the notional amount paid.

For MEP II and III the costs of cash-settled transactions are measured initially at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted, because it is typically not possible to reliably estimate the fair value of employee services received. This fair value is expensed over the period until vesting with recognition of a corresponding liability.

For MEP the services received during the vesting periods and, therefore, the corresponding liabilities are remeasured at each balance sheet date up to and including the settlement date with changes in fair price recognized in profit or loss.

2.14 Taxes on Income

Deferred income tax is provided, using the liability method, on all temporary differences except for those as described below at the balance sheet date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•       where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•       in respect of temporary taxable differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all temporary deductible differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized:

•       except where the deferred income tax asset relating to the temporary deductible difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss;

•       in respect of temporary deductible differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognized directly in equity are recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.15 Key Judgments and Estimation Uncertainty

The preparation of the consolidated financial statements in accordance with IFRS requires judgments and estimations to be made which have an effect on the carrying amounts of recognized assets and liabilities, income and expenses and contingent liabilities. In some cases, the actual values may differ from the judgments and estimations. Changes are recognized in profit or loss when better information is available.

2.15.1 Key Judgments

In the process of applying KDG’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements.

Hedges

The Company has entered into interest rate swaps, interest rate caps and currency swaps to hedge its risks resulting from exposure to changes of interest rates and foreign currency rates. All of these derivative instruments have been accounted for in accordance with IAS 39 at fair value irrespective of the purpose or the intention for which they were used for. The interest rate swaps and the currency swaps were classified as cash flow hedges.

Share-based payments

The Company has three Management Equity Participation Programs (MEP I, MEP II, MEP III) in place. MEP I provides direct and indirect — via Kabel Management Beteiligungs GbR — ownership in the Cayman Cable Holding L.P., the ultimate parent company of KDG and LuxCo. MEP II and III provide options in Cayman Cable Holding L.P. interests. The Company applies IFRS 2 as of the transition date, April 1, 2003. For cash-settled share-based payment transactions, IFRS 2 requires the entity to account for share-based payments to management as expense and a corresponding increase in other liabilities. Additionally some members of MEP I, II and III have received proceeds on gains resulting from the sale of their interests or options. These proceeds resulted in the reversal of the respective liabilities recognized in earlier periods and personnel expenses in the financial period ending March 31, 2006, with a corresponding increase in the capital reserve.

Operating lease cable ducts

In certain cases KDG leases space in the cable ducts of Deutsche Telekom AG (“DTAG”) to house KDG’s network cable. The Company has determined that it retains no significant risks and rewards of ownership of these cable ducts and, therefore, accounts for the leases as operating leases.

Finance lease transponders

The Company has leased specific satellite transponders in order to transmit audio and video signals. The Company has determined that the rights to use specific transponders have been transferred and that the lease term of specific transponders covers the major part of the economic life of the transponders. Therefore, the Company has classified and accounted for the leases as finance leases according to IAS 17.

Internally Developed Software

The Company recognized intangible assets developed internally (consisting of software used by the Company) to the extent the criteria in IAS 38 were met. Development costs for internally generated intangible assets are recognized at cost to the extent the assets are economically usable and the costs can be reliably measured.

2.15.2 Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Hedges

The fair values of the derivative financial instruments as of the balance sheet date have been estimated as net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). The total of the fair values of the derivative financial instruments amounted to T€ - 26,461 as of March 31, 2006 (prior year: T€ - 91,040).

Share-based payments

Under the MEP I, the carrying amount is based on a formula which approximates the fair price for repurchase of the respective interests in Cayman Cable Holding L.P. at each balance sheet date. The formula is stated in the Partnership agreement (third amendment) and has been negotiated between the Partners of Cayman Cable Holding L.P. For certain interests granted under MEP I in February 2006, the formula to approximate the fair price for repurchase for those interests is stated in the respective letter of grant.

The measurement of the fair value at grant date with respect to the MEP II and MEP III option plans is based on the Black-Scholes options pricing model. The main parameters, the expected volatility of the values of the shares, the estimated term of the options and the risk free interest rate on grant date (equivalent to the estimated term of the options of five years) were estimated by the Company.

The Company recognized non-cash expenses with respect to all MEP plans in an amount of T€ 19,232 for the fiscal year ended March 31, 2006 (prior year: T€ 35,354; period ending March 31, 2004: T€ 6,716).

Customer List

The customer list is primarily amortized on a straight-line basis over 8.5 years. The estimated useful life is based on the extrapolated average number of terminations and the term of the average contract life. The book value of the customer list amounted to T€ 460,483 as of March 31, 2006 (prior year: T€ 530,858; period ending March 31, 2004: T€ 593,238).

Provisions for Pension

With respect to the actuarial calculation of the provisions for pension, assumptions with respect to the discount rate, future salary increases, future pension increases and the interest rate were made. As of March 31, 2006, provisions for pension amounted to T€ 19,798 (prior year: T€ 17,579; period ending March 31, 2004: T€ 17,793).

Asset Retirement Obligations

The amount of the accrual is based on an estimate of the costs expected for the demolition and restoration of the technical facilities. Approximately 94% of KDG’s obligations are related to technical equipment, including different kinds of cable and emitting/receiver technology both in cable ducts of DTAG. KDG assumes that 30% of the technical equipment will be replaced by other technologies after 15 years. The remaining 70% of the technical equipment is expected to be restored after 30 years. The remaining 6% of the asset retirement obligations are divided into accruals for radio link systems (AMTV), furniture and fixtures and miscellaneous restoration obligations. The asset retirement obligations amounted to T€ 19,964 as of March 31, 2006 (prior year: T€ 18,041; period ending March 31, 2004: T€ 19,225).

2.16 Accounting Standards Recently Issued by IASB

The Group applied all IFRSs and IFRIC interpretations issued by the International Accounting Standards Board (“IASB”), London, that are effective as of March 31, 2006, adopted by the European Union (“EU”) and applicable to the Group. The designation IFRS also includes all valid International Accounting Standards (“IAS”). All interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”), were also applied.

The Group has not applied the following IFRSs and IFRIC interpretations that have been issued and have been endorsed but are not effective as of March 31, 2006:

In December 2004, the IASB issued an amendment to IAS 19, “Employee Benefits.” The IASB has decided to allow the option of recognizing actuarial gains and losses in full in the period in which they occur, outside profit or loss, directly in equity. This optional method may be used for financial years beginning on or after December 16, 2004. The amendment also specifies how group entities should account for defined benefit group plans in their separate or individual financial statements and requires entities to give additional disclosures. This provision is effective for financial years beginning on or after January 1, 2006. Both amendments are not expected to have a material impact on our results of operations, financial position.

In April 2005, the IASB issued an amendment to IAS 39, “Financial Instruments: Recognition and Measurement — Cash Flow Hedge Accounting of Forecast Intragroup Transactions.” Under this amendment, it is possible to recognize the foreign currency risks of a highly probable forecast intragroup transaction as a hedge in the consolidated financial statements. This requires the transaction to be denominated in a currency other than the functional currency of the entity entering into that transaction and the resulting currency risk to be recognized in net profit or loss in accordance with IFRS. The provisions of the amendment are effective for annual periods beginning on or after January 1, 2006. The adoption of this amendment to IAS 39 is not expected to have a material impact on our results of operations, financial position.

In June 2005, the IASB issued an amendment to IAS 39, “Financial Instruments: Recognition and Measurement — The Fair Value Option,” to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit or loss (the fair value option). The provisions of this amendment are effective for reporting periods beginning on or after January 1, 2006. KDG has not yet made use of the option of designating financial assets upon initial recognition as financial assets at fair value through profit or loss. The adoption of this amendment to IAS 39 is not expected to have a material impact on our results of operations, financial position.

In August 2005, the IASB issued an amendment to IAS 39, “Financial Instruments: Recognition and Measurement” and IFRS 4, “Insurance Contracts,” “Financial Guarantee Contracts.” This amendment clarifies whether IFRS 4 or IAS 39 is to be applied when accounting for financial guarantee contracts in the issuer’s financial statements. Regardless of whether they fulfill the characteristics of an insurance contract, financial guarantees are included in the scope of IAS 39 and are measured at fair value upon initial recognition. If the issuer has asserted prior to the amendment to the standard that it regards a financial guarantee contract as an insurance contract within the meaning of IFRS 4, the issuer may elect to continue to apply IFRS 4 or to adopt IAS 39. The provisions of the amendment to IAS 39 and IFRS 4 are effective for reporting periods beginning on or after January 1, 2006. They are not expected to have a material inpact on our results of operations, financial position.

In August 2005, the IASB issued an amendment to IAS 1, “Presentation of Financial Instruments — Capital Disclosures.” The amendment requires disclosures regarding an entity’s objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007; early adoption is not expected.

In December 2005, the IASB issued an amendment to IAS 21, “The Effects of Changes in Foreign Exchange Rates.” The amendment to IAS 21 provides that if an exchange difference arises on a monetary item that forms part of a reporting entity’s net investment in a foreign operation, that exchange difference should be reclassified to the separate component of equity in the financial statements in which the foreign operation is consolidated, proportionately consolidated, or accounted for using the equity method. This requirement applies regardless of the currency in which the monetary item is denominated and of which group entity transacts with the foreign operation. The provisions of this amendment are effective for reporting periods beginning on or after January 1, 2006. The adoption of this amendment to IAS 21 is not expected to have a material impact on our results of operations, financial position.

In December 2004, the IASB published IFRS 7 “Financial Instruments: Disclosures”. This standard results in a fundamental restructuring of the disclosure obligations for financial instruments and combines all disclosure regulations for financial instruments in a new standard. IFRS 7 demands information on the importance of financial instruments for the asset and income situation of companies. In addition it contains new requirements for reporting on risks, which are associated with financial instruments. Also associated with the adoption of IFRS 7 is an expansion of IAS 1 “Presentation of Financial Statements”. Qualitative information is to be disclosed on objectives, methods and processes for the management of capital. In addition external minimum capital claims, infringements of these as well as the resulting consequences are to be stated. The non sector specific IFRS 7 is effective for reporting periods beginning on or after January 1, 2007; earlier application is not expected. IFRS 7 is not expected to lead to material additional disclosures.

In December 2004, the International Financial Reporting Interpretations Committee issued IFRIC interpretation 5, “Rights to Interests arising from Decommissioning, Restoration and Environmental Funds”(“IFRIC 5”). IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning assets or in undertaking environmental restoration or rehabilitation. The provisions are effective for financial years beginning on or after January 1, 2006. The adoption of IFRIC 5 is not expected to have a material impact on our results of operations, financial position.

In September 2005, the IFRIC issued IFRIC Interpretation 6, “Liabilities Arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment” (“IFRIC 6”). The interpretation addresses when certain producers of electrical goods are required to recognize a liability for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment (historical waste) supplied to private households. The IFRIC concluded that the event giving rise to the liability for cost of such historical waste, and thus its recognition, is participating in the market during a measurement period. IFRIC 6 is to be applied for annual periods beginning on or after December 1, 2005. The adoption of IFRIC 6 is not expected to have a material inpact on our results of operations, financial position.

In November 2005, the IFRIC issued IFRIC Interpretation 7, “Applying the Restatement Approach under IAS 29 Reporting in Hyperinflationary Economies” (“IFRIC 7”). IFRIC 7 clarifies that in the period in which the economy of an entity’s functional currency becomes hyperinflationary, the entity shall apply the requirements of IAS 29 as though the economy had always been hyperinflationary. The effect of this requirement is that non-monetary items carried at cost shall be restated from the dates at which those items were first recognized; for other non-monetary items the restatements are made from the dates at which revised carrying amounts for those items were established. Deferred tax amounts in the opening balance sheet are determined in two stages: (a) deferred tax items are re-measured in accordance with IAS 12, “Income Taxes”, after restating the nominal carrying amounts of the non-monetary items in the opening balance sheet by applying the measuring unit at that date; (b) the deferred tax items remeasured in this way are restated for the change in the measuring unit from the date of the opening balance sheet to the date of the closing balance sheet. The provisions are effective for reporting periods beginning on or after March 1, 2006. The adoption of IFRIC 7 is not expected to have a material impact on our results of operations, financial position.

The Group has not applied the following IFRSs and IFRIC interpretations that have been issued but have not been endorsed and are not effective as of March 31, 2006:

In January 2006, the IFRIC issued IFRIC Interpretation 8, “Scope of IFRS 2” (“IFRIC 8”) The interpretation clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006; early adoption is not expected. The adoption of this interpretation is not expected to have a material impact on our results of operations, financial position.

In March 2006, the IFRIC issued IFRIC Interpretation 9, “Reassessment of Embedded Derivatives” (“IFRIC 9”). The interpretation clarifies whether an embedded derivative has to be separated from a newly entered contract under IAS 39 only when a new contract is entered into or even subsequently. A subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly change the cash flows of the contract. IFRIC 9 applies for all annual periods beginning on or after June 1, 2006; earlier adoption is not expected. The adoption of this interpretation is not expected to have a material impact on our results of operations, financial position.

The Group has not applied the following IFRSs and IFRIC interpretations that have been issued after March 31, 2006 but before the date of preparation of the financial statements and have not been endorsed and are not effective as of March 31, 2006:

In July 2006, the IFRIC issued IFRIC Interpretation 10, “Interim Financial Reporting and Impairment” (“IFRIC 10”). The interpretation clarifies that impairment losses being recognized in the interim financial statements which are not allowed to be reversed according to IAS 36 and IAS 39 shall not be reversed in subsequent interim financial statements or consolidated financial statements. IFRIC 10 applies for all annual periods beginning on or after November 1, 2006; earlier adoption is not expected. The adoption of this interpretation is not expected to have a material impact on our results of operations, financial position.

3.                     Notes to the Income Statement

3.1 Revenues

Revenues were generated only in Germany as follows:

	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005	Apr. 1, 2003 - Mar. 31, 2004
	T€	T€	T€
Analog television subscription fees and services	906,435	915,933	895,707
Digital television subscription fees, goods and services	71,597	61,973	47,606
High Speed Internet and Kabel Phone subscription fees and services	9,852	2,775	1,221
Other Revenues	24,249	22,494	17,549
	1,012,133	1,003,175	962,083

Analog revenues are primarily made up of monthly subscription fees paid for the delivery of analog video products by both our direct and indirect subscribers. We also receive one time fees for the installation of a cable television subscriber. The Company also charges television broadcasters carriage fees for delivering their television signals over KDG’s network.

Digital revenues are primarily generated by subscription fees paid by our customers for Kabel Digital International, Kabel Digital Basic and Kabel Digital Home. The Company sells its digital packages directly to consumers and indirectly through certain Level 4 operators and housing associations. Moreover revenues are generated by sales of digital boxes, digital carriage fees and fees for the use of the digital platform.

HSI revenues are primarily comprised of monthly subscription fees for internet as well as telephone services and to a much lesser extent revenues from one time installation fees and the sale of cable modems.

Other revenues primarily relate to revenues in relation to telephone and internet services provided to U.S. military personnel stationed in Germany, billing services for DTAG customers who prefer English language bills and the sale of certain DTAG telecommunication products, such as prepaid mobile phone cards, to personnel on U.S. military bases. The sale of prepaid mobile phone cards ended in September 2005.

3.2 Cost of Services Rendered

Cost of services rendered amount to T€ 490,055 (prior year: T€ 573,345; period ending March 31, 2004: T€ 616,500). Included in this amount are primarily costs of materials and services amounting to T€ 243,251, including charges for service level agreements of T€ 169,715 mainly due to services provided by DTAG (prior year: T€ 236,886; period ending March 31, 2004: T€ 230,006) as well as personnel expenses of T€ 67,555 (prior year: T€ 64,010; period ending March 31, 2004: T€ 64,574), depreciation amounting to T€ 117,428 (prior year: T€ 206,691; period ending March 31, 2004: T€ 261,781) and copyright expenses of T€ 33,587 (prior year: T€ 33,955; period ending March 31, 2004: T€ 34,186).

3.3 Other Operating Income

Other operating income amounts to T€ 12,522 for the fiscal year ended March 31, 2006 (prior year: T€ 17,878; period ending March 31, 2004: T€ 33,907) and primarily consists of handling fees for non-direct payers amounting to T€ 3,103 (prior year: T€ 756) and insurance claims related to damaged property and other compensations amounting to T€ 1,624 (prior year: T€ 3,208). The difference between March 31, 2006 and March 31, 2005 is primarily due to reduced income from sold assets and insurance claims. The decrease in other operating income as of March 31, 2005 primarily consisted of the one time charge of unaffiliated regional cable operators for a change in the Company’s conditional access system, insurance claims and nonrecurring network construction for third parties.

3.4 Selling Expenses

Selling expenses amount to T€ 277,047 (prior year: T€ 262,452; period ending March 31, 2004: T€ 220,522) and primarily include costs of materials and services of T€ 19,418 (prior year: T€ 6,500; period ending March 31, 2004: T€ 1,111), personnel expenses amounting to T€ 70,425 (prior year: T€ 72,216; period ending March 31, 2004: T€ 44,588) and depreciation and amortization expense of T€ 88,155 (prior year: T€ 81,249; period ending March 31, 2004: T€ 92,392). Costs of materials and services primarily refer to charges for digital boxes, material and other services. Personnel expenses primarily include expenses related to sales activities. Furthermore included in selling expenses are sales commissions for trade representatives, advertising, postage, bad debt allowances, and depreciation and amortization primarily related to customer list.

3.5 General and Administrative Expenses

General and administrative expenses amount to T€ 102,422 (prior year: T€ 110,323; period ending March 31, 2004: T€ 115,472). This amount primarily includes personnel expenses of T€ 41,134 (prior year: T€ 43,887; period ending March 31, 2004: T€ 38,683), depreciation and amortization amounting to T€ 15,161 (prior year: T€ 9,789; period ending March 31, 2004: T€ 10,148), external consulting fees of T€ 11,315 (prior year: T€ 15,890; period ending March 31, 2004: T€ 28,752) and IT-support costs of T€ 13,580 (prior year: T€ 15,750; period ending March 31, 2004: T€ 16,091). General and administrative expenses are primarily due to headquarter functions.

3.6 Personnel Expenses

Personnel expenses are comprised of the following:

	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar.31, 2005	Apr. 1, 2003 - Mar. 31, 2004
	T€	T€	T€
Wages and salaries	150,371	152,511	122,159
Social security	28,743	27,602	25,686
	179,114	180,113	147,845

Social security includes T€ 3,450 (prior year: T€ 3,384; period ending March 31, 2004: T€ 2,475) for expenses related to the defined benefit pension plans. An average of 2,625 people were employed during the fiscal year (prior year: 2,513 people; period ending March 31, 2004: 2,396 people), ended March 31, 2006.

At the end of calendar year 2003, KDG GmbH announced a restructuring plan which included the relocation of its headquarters from Bonn to Unterföhring (Munich), Germany, the centralization of the finance, IT, and corporate services departments into the new headquarters and the restructuring of the network and the sales departments. The personnel expenses related to the restructuring plan amounted to T€ 13,454 in the fiscal year ended March 31, 2004.

As of March 31, 2004, T€ 11,580 and T€ 998 remained as provision and trade payables, respectively. Approximately T€ 9,110 of the provision was utilized during the fiscal year ended March 31, 2005.

As of March 31, 2005, T€ 2,470 remained as restructuring provision. Approximately T€ 811 of the provision was utilized and T€ 1,425 were reversed during the fiscal year ended March 31, 2006.

An additional restructuring plan including the regional technical departments, the central marketing department and the sales department has been announced by KDG GmbH in March 2006. The personnel expenses relating to this restructuring plan amounted to T€ 6,205 and have been added to the provision for restructuring as of March 31, 2006. These personnel expenses are allocated to the segment Access in an amount of T€ 6,042 and to the segment Other in an amount of T€ 345.

Personnel expenses are allocated to costs of services rendered T€ 67,555 (prior year: T€ 64,010; period ending March 31, 2004: T€ 64,574), selling expenses T€ 70,425 (prior year: T€ 72,216; period ending March 31, 2004: T€ 44,588) and general administrative expenses T€ 41,134 (prior year: T€ 43,887; period ending March 31, 2004: T€ 38,683).

3.7 Interest Expense and Income

Interest Expense

Interest expense amounts to T€ 228,782 (prior year: T€ 179,776; period ending March 31, 2004: T€ 213,866) and primarily relates to the Company`s Senior Credit Facility amounting to T€ 133,588 (prior year: T€ 106,734 including interest expense for a Subordinated Bridge Facility (T€ 8,107); period ending March 31, 2004: T€ 162,506 (Senior Loan Facility)) and the 2014 Senior Notes amounting to T€ 80,859 (prior year: T€ 60,629; period ending March 31, 2004: T€ 0) (see the definition of all terms above in section 4.11).

The increase in the interest expense related to the Senior Credit Facility is due to a new Senior Credit Facility entered into on March 13, 2006 (see 4.11) to refinance the existing Senior Credit Facility. The change in the carrying amount of the liability due to revised estimated cash flows was adjusted in accordance with IAS 39 by computing the present value of estimated future cash flows at the original effective interest rate. The resulting additional accretion of financing and transaction costs of T€ 53,721 was recognized as interest expense in the year ending March 31, 2006 and is included in the amount mentioned above.

Prior years interest expense includes transaction costs associated with arranging and closing the Senior Credit Facility and the 2014 Senior Notes. IFRS 1.36A allowed the Company to record the comparative period (April 1, 2003 to March 31, 2004) according to HGB. Therefore, transaction costs (T€ 86,581) were recorded under interest expense for the comparative period ended March 31, 2004. According to IFRS, these transaction costs were offset against liabilities as if the Company had applied IFRS (IAS 39) retrospectively resulting in a T€ 96,725 reduction in financial debt as of April 1, 2004. Over time these transaction costs will be amortized into profit or loss using the effective interest rate method.

Included in interest expense for the fiscal year ended March 31, 2004 was T€ 35,398 related to the shareholder loan to LuxCo which was repaid during the period ended March 2004.

Interest Income

Interest income for the fiscal year ended March 31, 2006 amounts to T€ 2,774 (prior year: T€ 11,397; period ending March 31, 2004: T€ 4,011) and primarily relates to interest income on money market funds. Interest income for the year ended March 31, 2005 included T€ 6,091 generated from a note receivable of T€ 149,975 from LuxCo. The interest generated from LuxCo. was subsequently waived as part of the distribution in an amount of T€ 156,066 made in December 2004. Interest income will remain a small contributor to the Company’s operating results in the future.

3.8 Taxes on Income

Major components of income tax expense for the years ended March 31, 2006, March 31, 2005 and March 31, 2004 are:

	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005	Apr. 1, 2003 - Mar. 31, 2004
	T€	T€	T€
Consolidated income statement
Current income tax
Current income tax charge	2,701	3,556	1,929
Prior year income tax charge	427	2,010	(7,660)
Deferred income tax
Relating to origination and reversal of temporary differences	3,177	3,956	(8,181)
Income tax expense (+) / income (-) reported in consolidated income statement	6,305	9,522	(13,912)

	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005	Apr. 1, 2003 - Mar. 31, 2004
	T€	T€	T€
Consolidated statement of changes in equity
Deferred income tax
Net deferred income on revaluation of hedges	(23,942)	30,383	—
Net loss on revaluation of financial instruments	12,803	(13,425)	—
Net deferred income on revaluation of hedges of prior years (IFRS 1.36A)	—	5,876	—
Net loss on transaction cost from prior years (IFRS 1.36A)	—	(37,906)	—
Income tax benefit (+) / expense (-) reported in equity	(11,139)	(15,072)	—

A reconciliation of income taxes for the fiscal years ended March 31, 2006, March 31, 2005 and March 31, 2004, determined using a combined statutory rate of 39.19% for corporate and trade tax, is as follows:

	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005	Apr. 1, 2003 - Mar. 31, 2004
	T€	T€	T€
Accounting profit before income tax	(70,514)	(93,043)	(165,815)
Notional tax income at KDG’s statutory income tax rate of 39.19% (2005 and 2004: 39.19%)	(27,634)	(36,463)	(64,983)
Adjustments in respect of current income tax of previous years	427	2,010	(7,660)
Unrecognized tax losses	16,587	16,339	44,200
Non-deductible expenses	17,324	28,603	14,280
Tax-free income portions	0	(76)	(210)
Other	(399)	(891)	461
Income tax according to the income statement	6,305	9,522	(13,912)

Deferred income tax

Deferred income tax at March 31, 2006, March 31, 2005 and March 31, 2004 relates to the following:

				Consolidated income statement
	Consolidated balance sheet			Apr. 1, 2005 - Mar. 31,	Apr. 1, 2004 - Mar. 31,	Apr. 1, 2003 - Mar. 31,
	2006	2005	2004	2006	2005	2004
	T€	T€	T€	T€	T€	T€
Deferred income tax liabilities
Debt issuance cost	16,512	42,172	—	(25,660)	4,266	—
Fair value adjustments customer list	32,626	35,374	41,184	(2,748)	(5,810)	(5,736)
Accelerated depreciation for tax purposes	57,824	14,704	—	43,120	14,704	—
Asset Retirement Obligation	5,021	6,059	6,313	(1,038)	(254)	(518)
Fair value adjustment fixed assets	4,500	4,239	5,451	261	(1,212)	(1,398)
Intangible assets	3,725	3,487	1,883	238	1,604	1,883
Financial instruments	622	13,425	—	—	—	—
Finance lease contracts	88	185	281	(97)	(96)	31
Gross deferred income tax liabilities	120,918	119,645	55,112
Offsetting with deferred tax assets	(70,967)	(84,082)	(38,712)
Net deferred income tax liability	49,951	35,563	16,400
Deferred income tax assets
Hedges	10,498	35,679	—	1,239	581	—
Receivables	12,165	8,384	5,416	(3,781)	(2,968)	309
Other accruals	1,435	857	1,402	(578)	545	5,154
Pension	748	873	573	125	(300)	129
Finance lease contracts	1,080	782	374	(298)	(408)	(374)
Tax loss carryforwards	45,437	37,831	31,135	(7,606)	(6,696)	(7,661)
Gross deferred income tax assets	71,363	84,406	38,900
Offsetting with deferred tax liabilities	(70,967)	(84,082)	(38,712)
Net deferred income tax asset	396	324	188
Deferred income tax charge				3,177	3,956	(8,181)

As of March 31, 2006, deferred tax assets on corporate income tax loss carryforwards of KDG in the amount of T€ 145,433 (prior year: T€ 111,844; period ending March 31, 2004: T€ 72,489) and trade tax loss carry forwards of KDG in the amount of T€ 55,261 (prior year: T€ 61,781; period ending March 31, 2004: T€ 84,302) were recognized. Pursuant to IAS 12, the Company has assessed that the deferred tax assets for these tax loss carryforwards are probable to be realized under consideration of the German minimum taxation rules. The tax loss carryforwards do not expire under current law.

Deferred tax assets on further tax loss carry forwards of KDG in an amount of approximately T€ 250,000 (prior year: T€ 200,000) and trade tax loss carryforwards in the amount of approximately T€ 79,000 (prior year: T€ 52,000) have not been recognized due to uncertain recoverability.

The anticipated tax rate of 39.19% (2005 and 2004: 39.19%) is based on the corporate income tax rate of 25% and taking into account the solidarity surcharge of 5.5% on corporate income tax and a trade tax rate of 17.4%.

Liabilities due to Income Taxes

The liabilities due to Income Taxes of T€ 19,419 (prior year: T€ 23,251; period ending March 31, 2004: T€ 18,810) in the balance sheet relate to corporate and trade tax.

4.                     Notes to the Balance Sheet

4.1 Cash and Cash Equivalents

Cash and cash equivalents are primarily comprised of cash bank balances (T€ 175,471; prior year: T€ 102,908; period ending March 31, 2004: T€ 134,692) and money market funds (T€ 49,621; prior year: T€ 29,849; period ending March 31, 2004: T€ 50,000).

The Company invests in certain money market funds which carry a credit rating for long-term investment of AAA and AA and in short-term money market funds with ratings of A1 plus and A1 (rated from Standard and Poor’s Fund Research Rating and Moody’s Fund Research Rating). These money market funds require notice periods of up to three days to access the cash. Money market funds are stated at market value. Changes in market value are recognized as interest income or expense.

4.2 Receivables

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Gross Trade receivables	160,630	129,814	101,305
Bad debt allowance	(39,831)	(48,356)	(45,481)
Trade Receivables	120,799	81,458	55,824
Receivables from Affiliates	1,566	915	426
Receivables from Associates	590	5	1,817
Receivables from Shareholders	351	351	154,195
	2,507	1,271	156,438

The Company recorded net bad debt expense of approximately T€ 8,447 for the fiscal year ended March 31, 2005 (prior year: T€ 14,765; period ending March 31, 2004: T€ 12,176).

4.3 Inventories

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Raw materials, consumables and supplies	2,409	3,026	6,467
Work in process	71	8	515
Finished goods and merchandise	10,973	4,517	171
	13,453	7,551	7,153

The changes in inventories of finished goods and merchandise are primarily attributable to the Company’s inventories of digital set top boxes. In the fiscal year ended March 31, 2006, inventory allowances related to obsolete inventory were approximately T€ 1,009 (prior year: T€ 971; period ending March 31, 2004: T€ 1,294).

4.4 Receivables from Tax Authorities

Receivables from tax authorities relate to corporate income tax, withholding tax, trade tax and solidarity tax contributions and amounted to T€ 1,473 (prior year: T€ 4,251; period ending March 31, 2004: T€ 6,508).

4.5 Other Current Assets and Prepaid Expenses

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
VAT refund claims	4,351	3,335	8,990
Creditors with debit balances	1,238	1,620	208
Deposits	1,385	1,114	893
Withholding tax	1,651	0	0
Security withheld	357	556	218
Payments in advance	0	1,204	325
Miscellaneous other receivables	5,129	1,275	1,287
Current prepaid expenses	19,081	24,414	2,561
	33,192	33,518	14,482

As of March 31, 2006 prepaid expenses primarily consisted of prepaid programming cost, cost for insurance, fees for the Bayerische Medienanstalt and prepaid expenses for advertising.

4.6 Intangible Assets

Software and Licenses

This item primarily consists of software licenses for standard business software and the customer care and billing system. The software is being amortized on a straight-line basis over three to six years through October 2010.

Internally Developed Software

In the fiscal year ended March 31, 2006, approximately T€ 3,042 of costs for internally developed software were capitalized (prior year: T€ 4,942; period ending March 31, 2004: T€ 4,806). This amount relates to costs incurred in the development of company-specific software applications, particularly for its customer care and billing systems. The software is being amortized over a period of 6 years. The remaining useful life of all internally developed software is between 2.5 – 4.5 years.

Customer List

During the year ended March 31, 2006, the Company recorded increases in the customer list of T€ 6,178 (prior year: T€ 15,205; period ending March 31, 2004: T€ 7,500). The remaining useful life of the customer list is between 5.5 – 8.5 years.

Impairment Losses

In the fiscal year ended March 31, 2006, there were no impairments of software, licenses, internally developed software and customer list identified.

For further information relating to intangible assets, reference is made to the fixed asset register in Appendix 1, Appendix 2 and Appendix 3.

4.7 Property and Equipment

Asset Retirement Obligation

In many cases KDG leases space in the cable ducts of DTAG to house KDG’s cable network. In relation to these leases, KDG is subject to contractual asset retirement obligations. The costs were estimated at T€ 17,477 and were capitalized as of April 1, 2003. Depreciation is charged over the normal useful life of the respective assets which resulted in a depreciation expense of T€ 1,260 in the fiscal year ended March 31, 2006 (prior year: T€ 3,093; period ending March 31, 2004: T€ 3,567).

Due to a change in estimate with respect to the interest rate as of March 31, 2006, additional costs in an amount of T€ 1,927 were capitalized. The addition will result in additional annual depreciation of approximately T€ 245.

Finance Lease

In 1997, KDG’s predecessor entered into three sale and leaseback contracts relating to Level-4 networks. The Company initially capitalized T€ 7,461 as technical equipment in property and equipment and recorded the related obligations in other financial liabilities.

As of March 31, 2005, the net book value of the networks amounted to T€ 1,481. During the year ended March 31, 2005, KDG expensed T€ 746 as depreciation and T€ 184 as interest expense related to these finance leases and paid T€ 500 to reduce the financial liability. Future lease payments amount to T€ 1,382 (thereof within one year T€ 684).

As of March 31, 2006, the net book value of the networks amounted to T€ 735. During the year ended March 31, 2006, KDG expensed T€ 746 as depreciation and T€ 184 as interest expense related to these finance leases and paid T€ 684 to reduce the financial liability. Future lease payments amount to T€ 698 (thereof within one year T€ 637).

In July 2003, KDG renegotiated the agreement for the lease of transponders and entered in a new agreement with a fixed lease term until April 2012. This new agreement is classified as finance lease. At the date of inception the Company capitalized T€ 41,822 as technical equipment in property and equipment and recorded the related obligations in other current and non-current financial liabilities.

As of March 31, 2006, March 31, 2005 and March 31, 2004, the net book value of the capitalized transponders totalled T€ 28,802, T€ 33,537 and T€ 38,271, respectively. During the year ended March 31, 2006, March 31, 2005 and March 31, 2004, KDG recorded depreciation expense of T€ 4,735, T€ 4,735 and T€ 3,551, respectively. The Company also recorded T€ 2,473, T€ 2,753 and T€ 2,236 for the fiscal year ended March 31, 2006, 2005 and 2004, respectively, as interest expense related to these finance leases and paid T€ 3,973, T€ 3,693 and T€ 2,598, respectively, to reduce the financial liability.

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2006		2005		2004
	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	T€	T€	T€	T€	T€	T€
Within one year	7,083	4,740	7,130	4,473	7,130	4,193
After one year but not more than five years	25,843	20,635	26,480	19,650	27,164	18,801
After five years	6,982	6,693	13,428	12,418	19,874	17,740
Total minimum lease payments	39,908	32,068	47,038	36,541	54,168	40,734
Less amounts representing finance charges	7,840		10,497		13,434
Present value of minimum lease payments	32,068		36,541		40,734

For further information relating to property and equipment, reference is made to the fixed asset register in Appendix 1, Appendix 2 and Appendix 3.

Impairment Losses

In the year ended March 31, 2004, an impairment provision related to the digital platform was recorded (T€ 10,000) in cost of service rendered. In the fiscal year ended March 31, 2005, further impairment losses on the digital platform were recorded in the amount of T€ 558. No further impairments were identified. Both impairments related to the hardware-technology on which the digital platform is based as well as the encoding system and are reported in the segment “TV and Radio” only. Both systems have been replaced by an advanced technology. The impairment is shown over a period of two years since the major portion of the replacement took place during fiscal 2003/2004 and the remaining part in fiscal 2004/2005. Management assumed a recoverable amount of zero due to no expected future cash-in-flows from the replaced technologies. In the fiscal year ended March 31, 2006, no impairment losses were recorded.

4.8 Equity Investments in Associates

The carrying value of equity investments in associates is increased by the Company’s share of income and reduced by dividends received. Net deductions from associates amounted to T€ 276 (prior year: net additions to associates T€ 205; period ending March 31, 2004: T€ 166) and reflect KDG’s share of income recorded by associates in the amount of T€ 491 (prior year: T€ 654; period ending March 31, 2004: T€ 544) and the receipt of dividends in the amount of T€ 766 (prior year: T€ 448; period ending March 31, 2004: T€ 710). The fiscal years of all associates is the period from January 1 to December 31.

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	T€	T€	T€
Associates’ accumulated balance sheets
Assets	91,273	89,246	89,406
Liabilities	72,337	71,739	73,513

	Jan. 1 - Dec. 31, 2005	Jan. 1 - Dec. 31, 2004	Jan. 1 - Dec. 31, 2003
	T€	T€	T€
Associates’ accumulated revenue and profit
Revenue	70,799	71,293	72,487
Profit	3,300	4,073	3,493

For further information relating to financial assets, reference is made to the fixed asset register in Appendix 1, Appendix 2 and Appendix 3.

4.9 Other Current Liabilities

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Accrued liabilities for personnel expenses	30,385	22,545	8,429
Value added and employment taxes	10,393	5,649	20,718
Finance leases	4,740	4,473	4,193
Accrued liabilities for other taxes	3,069	0	170
Debtors with credit balances	2,831	4,993	4,489
Social Security	0	2,325	2,159
Miscellaneous other Liabilities	18,081	14,987	22,420
	69,499	54,972	62,578

4.10 Deferred Income

Deferred income primarily consists of customer prepayments on a quarterly, semi-annual or annual basis.

4.11 Financial Liabilities (current and non-current) and Senior Notes

On March 29, 2004 the Company entered into a T€ 2,600,000 senior credit facility (“Senior Credit Facility”) and a T€ 1,575,000 subordinated bridge facility (“Subordinated Bridge Facility”). The purpose of the Senior Credit Facility and the Subordinated Bridge Facility (together the “Credit Facilities”) was to provide the funds to refinance all existing indebtedness including all remaining shareholder loans, to provide the necessary funds for a T€ 118,375 distribution to the Company’s shareholder, to grant a loan to LuxCo of T€ 149,975 and to provide the vast majority of the funds required to acquire the three regional cable television operators (“Targets”) which KDG agreed to acquire on April 4, 2004 (“Acquisitions”).

The Credit Facilities were structured such that if the proposed Acquisitions were terminated for any reason, proceeds could be used to repurchase the Company’s 2014 Senior Notes and to pay a distribution to its shareholders of up to T€ 475,000, which the Company effectuated on November 19, 2004. The distribution was fully funded from the undrawn part of its Senior Credit Facility.

Current

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Current financial liabilities	97,473	19,971	309,930

For the fiscal year ended March 31, 2006, KDG had current financial liabilities due to the Senior Credit Facility (T€ 76,928, thereof T€ 75,704 related to the refinancing (see note 5.7) and T€ 1,224 related to accrued interest) and due to accrued interest related to the Senior Notes (T€ 19,616) and due to other accrued interest (T€ 929). In prior year, the current financial liabilities consist only of accrued interest related to the Senior Notes (T€ 19,971). For the fiscal year ending March 31, 2004, the current financial liabilities mainly included the Subordinated Bridge Facility (T€ 275,000) and the current repayment obligation of the Senior Credit Facility amounting to T€ 34,500.

Non-current

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Financial Liabilities
Senior Credit Facility	1,147,822	1,159,672	1,335,500
Swap (see note 5.5)	27,064	91,839	0
	1,174,886	1,251,511	1,335,500
	715,771	680,708	0
Senior Notes	1,174,886	1,251,511	1,335,500

Senior Credit Facility

The Senior Credit Facility developed as follows:

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Amount payable	1,225,848	1,226,500	1,335,500
Financing and transaction costs	(85,733)	(85,733)	0
Accretion	83,411	18,905	0
	1,223,526	1,159,672	1,335,500
Thereof current	75,704	0	0
Thereof non-current	1,147,822	1,159,672	1,335,500

The Senior Credit Facility was provided to Kabel Deutschland Vertrieb und Service GmbH & Co. KG (“KDVS”) and is comprised of two facilities payable to banks, a T€ 2,500,000 senior term facility (“Senior Term Facility”) and a T€ 100,000 revolving credit line (“Revolver”). The Senior Term Facility is comprised of three Tranches: T€ 1,250,000 Tranche A, T€ 625,000 Tranche B and T€ 625,000 Tranche C. Tranche A is structured as a seven year term loan which began to amortize on December 31, 2004, and matures on March 29, 2011. Tranche A borrowings are payable in semi-annual installments starting with a fixed repayment of T€ 34,500 on December 31, 2004 and thereafter based on a repayment schedule on the basis of the total borrowings under Tranche A as of December 31, 2004 times a required repayment amount ranging from 5% of the outstanding amount increasing to 12.5% by 2010. Tranche B is an eight year term loan which becomes fully due and payable on the eighth anniversary of the Senior Term Facility. Borrowings under Tranche C become fully due and payable on the ninth anniversary of the Senior Term Facility. The Company may borrow, repay and re-borrow up to the commitment amount of its Revolver until its maturity on March 29, 2011. The Senior Term Facility is secured by all the assets of KDVS and a first pledge on 100% of the shares of KDVS which are owned and offered as security under the KDG GmbH guarantee. The carrying amount of the financial assets securing the Senior Credit Facility amounts to approximately T€ 347,000 as of March 31, 2006 (prior year: T€ 218,000).

On September 20, 2004 (“Acquisition Termination Date”) KDG GmbH and the Targets terminated the sale and purchase agreements due to objections raised by the German Federal Cartel Office (“FCO”) to the proposed Acquisitions. Under the terms of the Senior Term Facility approximately T€ 1,130,000 of the commitments intended to fund the acquisitions were automatically cancelled on the Acquisition Termination Date. T€ 50,000 of the T€ 100,000 Revolver was also automatically terminated at this date.

The Tranche A commitment was permanently reduced from T€ 1,250,000 to T€ 690,000 at the Acquisition Termination Date. The Tranche A Facility has an interest rate based on EURIBOR plus a margin of 2.25% plus mandatory costs until the first anniversary of the Senior Credit Facility.

Thereafter, the margin is based on the ratio of Consolidated Total Net Borrowings to Consolidated EBITDA (as defined in the Senior Credit Facility agreement “EBITDA as adjusted”) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA as adjusted	Margin
(per cent. per annum)
Greater than 4:1	2.25
Less than or equal to 4:1, but greater than 3.5:1	2.00
Less than or equal to 3.5:1 but greater than 3.0:1	1.75
Less than or equal to 3.0:1	1.50

On November 19, 2004, KDG drew the remaining availability of T€ 237,500 under Tranche A to fund a portion of a T€ 475,000 dividend made to LuxCo. Total borrowings at that time amounted to T€ 690,000 under Tranche A.

On December 31, 2004, KDG made its mandatory payment on Tranche A of T€ 34,500 reducing the commitment and borrowings under Tranche A to T€ 655,500.

On February 11, 2005, the Company prepaid a total of T€ 109,000 of borrowings under its Senior Term Facility. A payment of T€ 106,232 was applied to Tranche A, including its scheduled principle payments of T€ 34,500 each due on June 30, 2005 and December 31, 2005 and T€ 37,232 due on June 30, 2006.

At March 31, 2006, T€ 548,661 were outstanding under Tranche A of the Senior Term Facility at an interest rate of 4.880%.

The Tranche B commitment was reduced from T€ 625,000 to T€ 340,000 as of the Acquisition Termination Date. Tranche B has an interest rate of EURIBOR plus a margin of 2.875% plus mandatory costs. Due to the November 19, 2004 distribution, Tranche B borrowings increased by T€ 118,750 to T€ 340,000.

On February 11, 2005, the Company prepaid approximately T€ 1,498 of the Tranche B Facility.

At March 31, 2006, T€ 338,478 were outstanding under the Tranche B Facility at an interest rate of 5.505%.

The Tranche C commitment was reduced from T€ 625,000 to T€ 340,000 as of the Acquisition Termination Date. Tranche C has an interest rate of EURIBOR plus a margin of 3.500% plus mandatory costs. Due to the November 19, 2004 distribution, Tranche C borrowings increased by T€ 118,750 to T€ 340,000.

On February 11, 2005, the Company prepaid approximately T€ 1,270 of the Tranche C Facility.

At March 31, 2006, T€ 338,709 were outstanding under the Tranche C Facility at an interest rate of 6.130%.

The Revolver commitment was reduced from T€ 100,000 to T€ 50,000 as of the Acquisition Termination Date. The Revolver bears an interest rate of EURIBOR plus a margin of 2.250% plus mandatory cost. At March 31, 2006, no amount was outstanding under the Revolver.

The Company agreed to pay a facility fee of 2.5% on all borrowings made under the Senior Credit Facility. Total facility fees of T€ 35,500 were included in the transaction costs on March 29, 2004 and are to be amortized using the effective interest method over the term of the Senior Credit Facility. A Commitment Fee of 0.75% on the unused availability under all Tranches is charged quarterly. Total Commitment Fees of T€ 2,508 were expensed as interest from April 1, 2005 to March 31, 2006 (prior year: T€ 6,117).

The KDG Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following (from 2004 through 2013):

•	Maximum Total Indebtedness to EBITDA	6.25 x – 2.25 x
•	Maximum Senior Debt to EBITDA	3.90 x – 1.75 x
•	Minimum EBITDA to Cash Interest	2.00 x – 3.45 x
•	Consolidated Cash flow to Consolidated Total Debt Service	1.00
•	Maximum capital expenditures	between T€ 108,100 and T€ 118,000 plus 50% of excess cash-flow

Mandatory prepayments are required in case of (i) a change of control, flotation or sale of business, (ii) certain third party receipts, (iii) 50 per cent of excess cash flow (less any voluntary prepayments) and (iv) 50 per cent of the proceeds of a public offering (if total net borrowings to EBITDA is greater than 3:1).

At March 31, 2006, KDG had no unused borrowing capacity under the Senior Term Facility and had unused borrowing capacity of T€ 50,000 under the Revolver.

On March 13, 2006, KDG entered into a New Senior Credit Facility. This agreement is comprised of two facilities payable to banks, a T€ 1,150,000 term loan facility (A Facility) and a T€ 200,000 revolving credit facility (B Facility). The A Facility loan can only be used by KDVS for the purpose of repaying the existing Senior Credit Facility. Each B Facility loan can be used for the purpose of repaying the existing Senior Credit Facility and for general corporate purposes of the group. As of March 31, 2006 no amounts were drawn down under the New Senior Credit Facility Agreement. The Company revised the estimated cash flows of March 31, 2006 related to the Senior Credit Facility based on the expected refinancing. The carrying amount of the liability was adjusted in accordance with IAS 39 by computing the present value of estimated future cash flows at the original effective interest rate. The resulting additional accretion of financing and transaction costs of T€ 53,721 was recognized as interest expense in the year ending March 31, 2006. For additional information regarding the New Senior Credit Facility Agreement see Note 5.7 Particular Events after the Balance Sheet Date.

Senior Notes

The Senior Notes developed as follows:

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Amount payable	755,553	755,553	0
Financing and transaction costs	(42.587)	(42,587)	0
Accretion	4,392	1,998	0
Exchange rate effect	(1,587)	(34,256)	0
	715.771	680,708	0

On July 2, 2004, KDG GmbH issued T€ 250,000 10.75% Senior Notes (“Euro Notes”) due in 2014 and TUS $ 610,000 10.625% Senior Notes (“US $ Notes”) due in 2014 (“2014 Senior Notes”). The dollar denominated Senior Notes were swapped into Euros using a currency swap. Proceeds from the issuance of the 2014 Senior Notes were used to temporarily prepay the borrowings under the Subordinated Bridge Facility and T€ 475,000 of borrowings outstanding under the Senior Credit Facility.

Under the terms and conditions of the 2014 Senior Notes, KDG GmbH was required to offer to repurchase the 2014 Senior Notes at par within 20 business days of an Acquisition Termination Date. Having announced its intention not to pursue the Acquisitions, KDG GmbH launched a tender offer to repurchase the 2014 Senior Notes at par plus accrued interest on September 24, 2004. This tender offer expired on October 22, 2004. No 2014 Senior Notes were repurchased as a result of this tender. Interest on the 2014 Senior Notes is payable every six months on January 1 and July 1. The principle becomes due and payable at July 1, 2014. The 2014 Senior Notes contain several financial covenants including but not limited to limitations on indebtedness, limitations on asset disposals and limitations on distributions.

At any time prior to July 1, 2009, KDG GmbH may redeem all or part of the Notes by paying a “make whole premium” which is the sum of:

i)                         the present value of the redemption price of such Euro or US $ Note at July 1, 2009 (i.e. 105.375% for the Euro Note and 105.313% for the US $ Note)

ii)                      the present value of all required interest payments due on such Note to and including July 1, 2009 using a discount rate for the Euro Notes equal to the Bund Rate (as defined in the 2014 Senior Notes agreement) and for the US $ Notes equal to the US Treasury Rate (as defined in the 2014 Senior Notes agreement) at such redemption date plus 50 basis points.

At any time after July 1, 2009, the following redemption prices apply beginning on the day after July 1 in each of the following years:

	Redemption Price
	Euro Notes	US $ Notes
2009	105.375%	105.313%
2010	103.583%	103.542%
2011	101.792%	101.771%
2012 and thereafter	100.000%	100.000%

In case of an Initial Public Offering (“IPO”) or before July 1, 2007, KDG GmbH may use the proceeds of equity offerings to redeem up to 35% of the original principal amount of each series of the 2014 Senior Notes at a redemption price equal to 110.750% of their principal amount (in respect of the Euro Notes) or 110.625% of their principal amount (in respect of the US $ Notes), in each case, plus accrued and unpaid interest, provided that at least 65% of the aggregate principal amount of each series of the 2014 Senior Notes remains outstanding after the redemption. Any redemption must occur within 180 days of the closing of the relevant equity offering.

The bonds are subject to several affirmative and negative covenants which are less strict than under the Senior Credit Facility. However, based on the bond agreement, the Company will be required to reconcile their IFRS financials to US GAAP at each reporting date.

4.12 Provisions for Pension

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Present value of the net obligation	26,385	19,441	20,007
Unrecognized actuarial losses	(6,587)	(1,862)	(2,214)
Net liability in balance sheet	19,798	17,579	17,793

The Company has several defined benefit pension plans for different groups of employees (collective agreement (CA) employees, non-collective agreement (NCA) employees and other). The majority of the plans are average salary plans, which are in accordance with regulations applicable for public servants that have been taken over and are continued by KDG in connection with the transferal from employees of DTAG. The plans for other employees represent individual commitments.

The annual contributions for CA and NCA employees amount to 2.5% of their contractually agreed annual fixed salaries. The annual contributions for NCA employees increase by 9% for salaries lying above the income threshold for contributions to the statutory pension scheme. Each contribution is translated into an insured sum.

The insured sum is calculated by multiplying the contribution by the respective age factor of the employee and is credited to a pension account. From the age of 61 to the onset of retirement, each employee receives an additional annual bonus sum amounting to 6% of the most recent pension account balance. The contribution rates for individual pension commitments are determined on an individual basis.

Change in net liability recognized in the balance sheet

	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005	Apr. 1, 2003 - Mar. 31, 2004
	T€	T€	T€
Net liability as of April 1	17,579	17,793	16,068
Expenses recognized in the consolidated income statement	3,450	3,384	2,475
Benefits paid	(181)	0	0
Transfers to DTAG	(1,050)	(3,598)	(750)
Net liability as of March 31	19,798	17,579	17,793

Expenses recognized in the consolidated income statement

	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005	Apr. 1, 2003 - Mar. 31, 2004
	T€	T€	T€
Current service cost	2,409	2,190	1,578
Interest expense	1,019	1,031	921
Actuarial losses	22	47	16
Plan disbursements	0	(29)	(40)
Other	0	145	0
	3,450	3,384	2,475

The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

The recognized expense is allocated to the following items of the income statement:

	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005	Apr. 1, 2003 - Mar. 31, 2004
	T€	T€	T€
Cost of services rendered	1,158	1,324	1,030
Selling expenses	626	637	452
General and administrative expenses	647	392	72
Interest expense	1,019	1,031	921
	3,450	3,384	2,475

Underlying actuarial assumptions:

	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005	Apr. 1, 2003 - Mar. 31, 2004
	%	%	%
Discount rate as of March 31	4.50	5.25	5.25
Future salary increases	2.75 – 3.50	2.75 – 3.50	2.75 – 3.50
Future pension increases	1.00 – 1.50	1.00 – 1.50	1.00 – 1.50
Staff turnover	5.00	5.00	5.00

4.13 Other Provisions (current and non-current)

	Balance as of April 1, 2004	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2005
	T€	T€	T€	T€	T€	T€
Anniversary payments	291	(56)	(1)	20	0	254
Asset retirement obligations	19,225	(1,822)	0	0	638	18,041
Restructuring	11,580	(9,110)	0	0	0	2,470
Potential losses from pending transactions	32	(32)	0	0	0	0
Legal fees and litigation costs	265	(259)	(14)	1,571	0	1,563
Other	6,080	(1,362)	(2,392)	1,164	0	3,490
Total provisions	37,473	(12,641)	(2,407)	2,755	638	25,818

Other provisions can be segregated into current obligations (T€ 7,523) and non-current obligations (T€ 18,295).

	Balance as of April 1, 2005	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2006
	T€	T€	T€	T€	T€	T€
Anniversary payments	254	(29)	0	24	0	249
Asset retirement obligations	18,041	(929)	0	2,129	723	19,964
Restructuring	2,470	(811)	(1,425)	6,205	0	6,439
Legal fees and litigation costs	1,563	(86)	0	330	0	1,807
Other	3,490	(4,580)	0	2,131	0	1,041
Total provisions	25,818	(6,435)	(1,425)	10,819	723	29,500

Other provisions can be segregated into current obligations (T€ 9,287) and non-current obligations (T€ 20,213).

Provisions for restructuring

The Company entered into a restructuring plan for the year ending March 31, 2006. The restructuring provision was recognized for measures relating to the reorganization of regional technical departments, central marketing department and sales departments. The personnel expenses relating to this restructuring plan amounted to T€ 6,205 and have been added to the provision for restructuring as of March 31, 2006.

The previous restructuring provisions which were accrued for the year ending March 31, 2004, were recognized for measures relating to the relocation of the headquarters from Bonn to Unterföhring (Munich, Germany), the centralization of the finance, IT and corporate services departments and the restructuring of the network, the marketing and the sales departments.

Management expects the utilization of the accrual within the fiscal year 2006/2007.

Provisions for asset retirement obligation

All asset retirement obligation calculations utilize an inflation rate of 2.01% (20-year-OECD-average) and a risk-free interest refinancing rate of 4.5%. The obligation is accreted to the expected payment amount using the effective interest method.

Approximately 94% of KDG’s obligations are related to technical equipment, including different kinds of cable and emitting/receiver technology both in cable ducts of DTAG. KDG assumes that 30%

of the technical equipment will be replaced by other technologies after 15 years. The remaining 70% of the technical equipment is expected to be restored after 30 years.

The remaining 6% of the asset retirement obligations are divided into accruals for radio link systems (AMTV), furniture and fixtures and miscellaneous restoration obligations.

The increase of the provision primarily relates to the decrease in the risk-free interest refinancing rate amounting to T€ 1,927, the effective interest method in the amount of T€ 723 and additions for new asset retirement obligations amounting to T€ 202.

Other

Provisions for other primarily include provisions for obligations due to unused rented office space and provisions due to onerous contracts. Management expects that the provisions will be primarily utilized during the fiscal year 2006/2007.

4.14 Other Non-Current Liabilities

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Finance leases	27,328	32,068	36,541
Liabilities related to share-based payments (MEP)	20,187	6,179	5,854
Miscellaneous other liabilities	0	501	501
	47,515	38,748	42,896

4.15 Equity

Subscribed capital and capital reserves are stated at nominal value.

Subscribed capital

As of March 31, 2006, the subscribed capital of KDG GmbH is held entirely by the sole shareholder Kabel Deutschland Holding GmbH and is represented by three shares in the following amounts (unchanged since April 1, 2003):

Shareholder	€ per share
Kabel Deutschland Holding GmbH	24,750
Kabel Deutschland Holding GmbH	250
Kabel Deutschland Holding GmbH	1,000,000
1,025,000

Capital reserve

Changes in the capital reserve relate to share-based payments (T€ 4,950) resulting from the repurchase of interests by the Company as well as options called as on exercised (T€ 18,050) and from the issuance of new interest (T€ -13,100).

Accumulated deficit

For the year ended March 31, 2006, the net loss of the period was amounting to T€ 76,818.

Cash flow hedge reserve

Changes in the fair value of cash flow hedges are recognized directly in equity under cash flow hedge reserve. The accumulated amount is released to profit or loss insofar the hedged transaction affects profit or loss of the year.

5.                     Other Notes

5.1 Other Financial Obligations and Contingencies

Leasing and Rental Obligations

KDG has entered into several long-term service agreements with DTAG as well as its subsidiary T-Systems International GmbH. These agreements include but are not limited to usage and access agreements for underground cable ducts, fiber optic cables, co-location facilities and energy. The agreements have primarily fixed prices, either based on a monthly or unit basis, and are valid for up to thirty years. However, KDG can terminate the agreements with a notice period of 12 to 24 months.

The financial obligations as of March 31, 2006, March 31, 2005 and March 31, 2004 include the obligations arising due to the earliest possible termination date of KDG and are as follows:

	March 31, 2006				March 31, 2005
	Due	Due			Due	Due
	up to	between	more than		up to	between	more than
	1 year	1 and 5 years	5 years	Total	1 year	1 and 5 years	5 years	Total
Type of liability (in T€ )
1. Agreements with DTAG and subsidiaries	206,980	272,378	24,591	503,949	200,176	252,071	12,543	464,790
2. License, rental and operating lease commitments	62,050	79,605	26,246	167,901	55,062	79,558	40,673	175,293
3. Other	22,152	45,234	2,293	69,679	13,429	12,484	0	25,913
Total	291,182	397,217	53,130	741,529	268,667	344,113	53,216	665,996

	March 31, 2004
	Due	Due
	up to	between	more than
	1 year	1 and 5 years	5 years	Total
Type of liability (in T€ )
1. Agreements with DTAG and subsidiaries	208,630	263,594	5,845	478,069
2. License, rental and operating lease commitments	56,127	81,097	41,460	178,684
3. Other	21,392	19,887	0	41,279
Total	286,149	364,578	47,305	698,032

The lease payments for cable ducts are T€ 103,928 (prior year: T€ 103,265) for the fiscal year ended March 31, 2006. While the Company has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 – 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30% of the leased capacity the economic penalties will require renewal of the contracts for fifteen years, when the Company believes it will have the ability to replace the capacity. This results in a noncancellable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70% the lease term is expected to include all renewal periods under the agreement, resulting in a noncancellable lease term of 30 years. As of March 31, 2006, 2005 and 2004 the total financial obligations for cable ducts amounted to T€ 2,323,465, T€ 2,891,423 and T€ 2,994,688, respectively, through March 31, 2033, after which time the lease can be cancelled at the option of DTAG.

In the fiscal year ended March 31, 2006 KDG had leasing expenses amounting to T€ 173,783.

Contingencies

On December 16, 2003, KDG received notice from Arbeitsgemeinschaft Kabel (“ARGE Kabel”), a copyright collection agency representing small private broadcasters, which indicated that the Company could owe up to approximately T€ 3,000, 40% of the amount paid to VG Media for copyright fees for the year ended December 31, 2003. The Company believes these fees should be paid by GEMA and VG Media as a condition to the recent agreements and the Company does not intend to make the payment.

General Risks

In the course of its business activities, the Company faces general economic risks due to relationships with customers, suppliers and employees. In addition, general risks exist regarding obligations under legal and tax authorities. Currently there are no proceedings related to these risks.

5.2 Related Parties

In accordance with IAS 24, persons or companies which are in control of or controlled by KDG GmbH must be disclosed, unless they are already included as consolidated companies in KDG GmbH’s consolidated financial statements. Control exists if a shareholder owns more than one half of the voting rights in KDG GmbH or, by virtue of an agreement, has the power to control the financial and operating policies of KDG GmbH’s management.

The disclosure requirements under IAS 24 also extend to transactions with associated companies as well as transactions with persons who have significant influence on KDG GmbH’s financial and operating policies, including close family members and intermediate entities. Significant influence is deemed to be exerted by persons holding an interest in KDG GmbH of 20% or more, a seat on the management board or the supervisory board, or other key management positions.

The transactions of KDG with associated companies are all attributable to the ordinary activities of these respective entities.

The parent company of KDG GmbH is HoldCo. The latter company is wholly-owned by LuxCo, which in turn is wholly-owned by Cayman Cable.

Other Transactions

Until January 2004, Roland Steindorf — Member of the Management Board — held a 50% participation in Market Success Factory GmbH (“MSF”), a company providing various marketing, sales and call center services to companies across various industries (telecommunication, consumer products and other). Through its 100% owned subsidiaries Customer Management Company GmbH (“CMC”) and Market Research Company GmbH (“MRC”), the MSF Group provided call center advisory and cable television market research services to KDG in 2003, 2004, 2005 and 2006. Roland Steindorf sold his entire holding in MSF to a trustee in January 2004.

The contractual arrangement between Roland Steindorf and the trustee provides that Roland Steindorf and the trustee waive their entire dividend entitlements and voting rights for the period beginning after December 31, 2003 for the benefit of the other 50% shareholder of MSF, so long as Roland Steindorf remains a managing director of KDG.

Since Roland Steindorf`s directorship with KDG has terminated on December 8, 2005, the trustee is obliged to pass on all benefits received from MSF to Roland Steindorf and to transfer the shares in MSF in accordance with Roland Steindorf’s instructions. MRC continues to render market research services to KDG for approximately T€ 39 per month in 2006 and T€ 38 per month in 2005 and 2004.

Tony Ball, member of the supervisory board, is the sole shareholder of AFE Ball Associates, a company providing special expertise and advisory services in the cable and media industries. AFE Ball Associates provides strategical advisory to KDG beginning April 26, 2005. For these services, AFE Ball Associates received fixed remunerations of T€ 20 per month and T€ 22 as variable remuneration for the fiscal year ended March 31, 2006.

In addition, Tony Ball is member and chairman of the advisory board. As such, he has received remuneration of T€ 11 per month.

Otherwise, no reportable transactions were conducted by KDG GmbH companies with members of KDG GmbH’s management or supervisory board or with any other persons in key management positions or any other companies in whose management or supervisory board these persons are represented. The same applies for members of these persons’ families.

Related Party Transactions

KDG GmbH conducted the following transactions with related parties in the fiscal years ended March 31, 2006 and 2005, respectively (in T€).

	Cayman Cable			Kabel Holding GmbH			LuxCo			Kabelcom Braunschweig(1)
	2005/ 2006	2004/ 2005	2003/ 2004	2005/ 2006	2004/ 2005	2003/ 2004	2005/ 2006	2004/ 2005	2003/ 2004	2005/ 2006	2004/ 2005	2003/ 2004
Goods and services sold										2,492	2,242	3,856
Goods and services purchased							(16)			82	25	4
Interest income							37	6,035	74
Interest expense									35,398
Receivables	807	208		351	351		722	669	149,975			3,496
Liabilities	3,393	1,641									2

	Kabelcom Wolfsburg(2)			RKS GmbH & Co. KG(3)			Kabel-Service-Berlin(4)			Kabelcenter München(5)
	2005/ 2006	2004/ 2005	2003/ 2004	2005/ 2006	2004/ 2005	2003/ 2004	2005/ 2006	2004/ 2005	2003/ 2004	2005/ 2006	2004/ 2005	2003/ 2004
Goods and services sold	1,671	945	1,583	0		495	69	61	13,010
Goods and services purchased	129	112	111			840	17	23	15
Interest income
Interest expense
Receivables			1,462				11	6	132	579		725
Liabilities		2		323	323	323		4	14

(1) Kabelcom Braunschweig Gesellschaft für Breitband-Kommunikation mbH, Braunschweig

(2) Kabelcom Wolfsburg Gesellschaft für Breitband-Kommunikation mbH, Wolfsburg

(3) RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG, Hannover

(4) Kabel-Service Berlin GmbH, Berlin

(5) Kabelfernsehen München Servicecenter GmbH — Beteiligungsgesellschaft und Kabelfernsehen München Servicecenter GmbH & Co. KG, Munich

Most of the significant contracts with associated companies are signal delivery agreements concluded in the ordinary course of business.

Transactions with Members of the Management Board and the Supervisory Board

Supervisory board

The Supervisory Board Members received remunerations in the amount of T€ 67 and T€ 114 for the fiscal year ended March 31, 2006 and March 31, 2005, respectively. In the fiscal year ended March 31, 2004, members of the Supervisory Board received remunerations in the amount of T€ 27.

Certain Supervisory Board Members participate in the Company’s Management Equity Participation Program and are holding interests in the Cayman Cable Holding L.P. of 2.30%, thereof 2.26 percentage points have been newly granted. Upon those interests, the holders have received non-cash share-based payments due to changes in the measurement of the carrying amount of the underlying interests in the amount of T€ 3,023, T€ 156 and T€ 34 for the fiscal year ended March 31, 2006, March 31, 2005 and March 31, 2004, respectively.

In total the Supervisory Board Members received remunerations in the amount of T€ 3,090, T€ 270 and T€ 61 for the fiscal year ended March 31, 2006, March 31, 2005 and March 31, 2004, respectively.

Management

Management received short-term employee benefits in the amount of T€ 3,129, T€ 2,102 and T€ 1,609 as well as post-employment benefits in the amount of T€ 377, T€ 253 and T€ 210 for the fiscal year ended March 31, 2006, March 31, 2005 and March 31, 2004, respectively.

Additionally management participates in the Company’s Management Equity Participation Program and is holding interests in the Cayman Cable Holding L.P. of 1.40% upon which they have not received any share-based payments due to changes in the measurement of the carrying amount of the underlying interests because of a negative change. Some members of Management received remunerations due to the sale of interests amounting to T€ 5,159. In the fiscal year ended March 31, 2005, management has received share-based payments due to changes in the measurement of the carrying amount of the underlying interests and proceeds of gains resulting from the sale of shares in LuxCo by Cayman L.P. in the amount of T€ 16,458 and T€ 2,326 for the fiscal year ended March 31, 2005 and March 31, 2004, respectively.

In total management received remunerations in the amount of T€ 8,665, T€ 18,813 and T€ 4,145 for the fiscal year ended March 31, 2006, March 31, 2005 and March 31, 2004, respectively.

For further details regarding share-based payments refer to note 5.4.

Former members of management and their surviving dependents

For former members of management and their surviving dependents accruals for pension claims have been set up in the amount of T€ 147, T€ 128 and T€ 22 for the fiscal year ended March 31, 2006, March 31, 2005 and March 31, 2004, respectively.

5.3 Segment Reporting

For the purposes of segment reporting, KDG’s activities are split into business segments in accordance with IAS 14. Business segments are the primary reporting format. This breakdown is based on the internal management and reporting system and takes into account the different risks and earnings structures of the business segments.

The business activities of KDG and its subsidiaries focus on the operation of cable television networks in Germany. Risks and rewards do not differ within Germany. Hence, operations do not need to be segmented into geographical segments and the secondary reporting format is not required.

Segment information on intangible and tangible fixed assets, receivables, liabilities and profit or loss is provided in the primary reporting format. This segment information is obtained using the same disclosure and measurement methods as for the consolidated financial statements. There are no significant relationships between the individual segments, and therefore no intersegment relationships need to be eliminated. Any intrasegment relationships have been eliminated.

Access

Cable access contains all activities and services linked to the customer’s physical access to KDG’s cable network either directly to end customers or indirectly through commercial Level 4 operators or housing associations for which KDG charges a fee.

Cable television access is the basis for free and paid services offered by KDG, including TV and radio services, HSI services and Kabel Phone services.

The network-infrastructure requires investment, operation and maintenance of the backbone and distribution networks as well as in-house networks. Cable Access encompasses technical infrastructure, sales, product design and pricing of cable access.

The success of the sales channels is measured by the number of marketable and connected homes. For new services like high-speed internet it is the Company’s aim to obtain the ownership and maintenance contract for the in-house networks and therewith direct customer relationships.

TV and Radio

The TV / Radio segment includes all activities related to the TV and radio program offering on our network. The current product offer contains analog and digital free TV and radio programs as well as pay TV services by KDG (Kabel Digital) and an unaffiliated pay TV operator.

TV / Radio encompasses the management of feed-in contracts for both analog and digital free TV and pay TV offers as well as the content contracts for KDG’s own pay TV package. It also contains the sales, operations and technical activities related to the digital TV offers.

HSI

The HSI segment includes the planning, set up and operations of KDG’s Internet and Telephony service offerings. KDG’s Internet product Kabel Highspeed and its phone service is offered to an increasing number of homes connected directly or on a wholesale basis to Level 4 operators.

KDG is rolling out HSI and phone services to cities and regions on a selected basis wherever the density and customer relationships of KDG warrant the investment. As part of the upgrade, the frequency spectrum is increased from 470 MHz to 614 MHz to make the spectrum available for IP traffic, and a return channel is added for interactivity.

Fiber optic connections are leased from third parties to connect KDG’s head-ends to its central IP platform where all servers and switches are located. KDG contracts with third parties to upgrade the in-home cable infrastructure and to install the cable modems.

TKS

TKS incorporates all business activities related to the development, administration and sales of telecommunication services for US military customers and English speaking expatriates Germany wide. In addition, TKS installs, services and maintains its own cable television receiving stations and distribution networks in American military housing areas.

Other

Other includes all headquarter functions of the Company such as managing directors, legal and regulatory, finance, human resources, internal audit, corporate communication and investor relations.

The segment reporting is as follows:

	Access			TV and Radio
	2005/2006	2004/2005	2003/2004	2005/2006	2004/2005	2003/2004
	T€			T€
Revenues	839,276	850,073	833,427	137,839	126,433	108,230
Profit or loss from ordinary activities	273,635	183,494	96,432	7,854	(7,135)	27,855
Net finance cost	—	—	—	—	—	—
Depreciation on investments
Income from associates	—	—	—	—	—	—
Taxes on income	—	—	—	—	—	—
Net loss for the financial year
Fixed assets	1,328,982	1,380,711	1,574,516	4,324	34,823	41,564
Trade Receivables	93,933	60,209	43,922	14,400	19,357	9,580
Unallocated	—	—	—	—	—	—
Assets	1,422,915	1,440,920	1,618,438	18,724	54,180	51,144
Depreciation and amortization	192,400	278,632	336,165	9,559	7,439	15,956
Additions fixed assets	60,307	85,933	60,278	5,605	725	43,638
Trade Payables	90,637	70,991	65,505	14,886	10,558	8,508
Other current liabilities	21,142	15,050	5,979	5,757	5,037	3,842
Provisions for Pension	13,183	11,913	10,954	1,491	929	0
Current and non-current provisions	26,398	22,762	35,966	2,745	2,362	1,507
Deferred Income	246,658	243,123	194,318	0	0	0
Other non-current liabilities	2,575	3,211	3,607	27,284	31,558	35,531
Unallocated	—	—	—	—	—	—
Liabilities	397,947	367,050	316,329	51,977	50,444	49,388

	HSI			TKS
	2005/2006	2004/2005	2003/2004	2005/2006	2004/2005	2003/2004
	T€			T€
Revenues	9,850	2,775	1,221	25,168	23,894	19,205
Profit or loss from ordinary activities	(24,252)	(6,200)	(193)	3,384	5,009	2,340
Net finance cost	—	—	—	—	—	—
Depreciation on investments
Income from associates	—	—	—	—	—	—
Taxes on income	—	—	—	—	—	—
Net loss for the financial year
Fixed assets	9,708	2,312	2,474	5,092	5,160	5,223
Trade Receivables	1,103	198	248	11,363	1,343	1,683
Unallocated	—	—	—	—	—	—
Assets	10,811	2,510	2,722	16,455	6,503	6,906
Depreciation and amortization	1,984	431	227	1,478	1,641	2,064
Additions fixed assets	50,787	285	1,067	1,395	1,578	857
Trade Payables	1,064	229	96	2,080	3,298	1,578
Other current liabilities	1,151	467	36	1,035	753	257
Provisions for Pension	1,116	758	448	374	184	122
Current and non-current provisions	0	0	0	12	694	0
Deferred Income	0	0	0	86	379	1,085
Other non-current liabilities	0	0	0	0	0	0
Unallocated	—	—	—	—	—	—
Liabilities	3,187	1,454	580	3,458	5,308	3,042

	Other			Unallocated			Total Group
	2005/2006	2004/2005	2003/2004	2005/2006	2004/2005	2003/2004	2005/2006	2004/2005	2003/2004
	T€			T€			T€
Revenues	0	0	0	0	0	0	1,012,133	1,003,175	962,083
Profit or loss from ordinary activities	(105,490)	(100,235)	(82,938)	0	0	0	155,131	74,933	43,496
Net finance cost	—	—	—	(226,008)	(168,379)	(209,855)	(226,008)	(168,379)	(209,855)
Depreciation on investments				(127)	(251)	0	(127)	(251)	0
Income from associates	—	—	—	490	654	544	490	654	544
Taxes on income	—	—	—	(6,304)	(9,522)	13,912	(6,304)	(9,522)	13,912
Net loss for the financial year							(76,818)	(102,565)	(151,903)
Fixed assets	80,343	73,313	41,436	0	0	0	1,428,449	1,496,319	1,665,213
Trade Receivables	0	351	391	0	0	0	120,799	81,458	55,824
Unallocated	—	—	—	276,717	180,471	369,461	276,717	180,471	369,461
Assets	80,343	73,664	41,827	276,717	180,471	369,461	1,825,965	1,758,248	2,090,498
Depreciation and amortization	15,323	9,586	9,909	0	0	0	220,744	297,729	364,321
Additions fixed assets	35,551	41,485	10,261	0	0	0	153,645	130,006	116,101
Trade Payables	52,023	34,251	55,512	0	0	0	160,690	119,327	131,199
Other current liabilities	15,454	9,357	3,958	24,960	24,308	48,506	69,499	54,972	62,578
Provisions for Pension	3,634	3,795	6,269	0	0	0	19,798	17,579	17,793
Current and non-current provisions	345	0	0	0	0	0	29,500	25,818	37,473
Deferred Income	0	0	0	0	0	0	246,744	243,502	195,403
Other non-current liabilities	17,656	3,979	3,758	0	0	0	47,515	38,748	42,896
Unallocated	—	—	—	2,061,618	2,013,118	1,682,758	2,061,618	2,013,118	1,682,758
Liabilities	87,942	51,382	69,497	2,090,853	2,037,426	1,731,264	2,635,364	2,513,064	2,170,100

5.4 Share-Based Payments

Management Equity Participation Programs (MEP)

The Company has three Management Equity Participation Programs (MEP I, MEP II, MEP III) in place. MEP I provides direct and indirect — via Kabel Management Beteiligungs GbR — ownership in the Cayman Cable Holding L.P. the ultimate parent company of KDG and LuxCo (in the following “the Partnership”). MEP II and III provide options in Cayman Cable Holding L.P. interests. Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services, which are settled in accordance with the terms of MEP’s.

MEP I

Certain members of KDG GmbH management and Supervisory Board participate in the Cayman Cable Holding L.P. directly as limited partners (the “Direct Management Equity Program I — direct MEP I”) and certain members participate indirectly through interests in Kabel Management Beteiligungs GbR, a separate partnership which is itself a limited partner in Cayman Cable Holding L.P. (the “Indirect Management Equity Program I — indirect MEP I”). The terms of both programs are substantially the same.

On February 11, 2004, Cayman Cable Holding G.P. Co. Ltd. (the general partner) and the limited partners of the Partnership entered into a second amended and restated limited partnership agreement. This agreement sets forth the structure relating to the governance and ownership of the Partnership and the terms of the direct MEP I. Under the direct MEP I, certain members of management and Supervisory Board were admitted to the Partnership as limited partners holding common interests in the Partnership. Other members of management were admitted to the Program through ownership in Kabel Management Beteiligungs GbR, a limited partner in the Partnership holding common interests in the Partnership.

The members both of the direct MEP I and indirect MEP I were required to pay a capital contribution upon admission. The direct MEP I and the indirect MEP I, respectively, have financed up to 70% of the members’ contributions with a loan from the Partnership.

Interest accrues on such loans at a rate between 3.0% and 5.5% per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The members are entitled to proceeds of gains resulting from the sale of shares in LuxCo by Cayman L.P. With these proceeds the granted loans were repaid.

Put or call provisions apply to the members’ Partnership interests in the event that such member cease to be employed by KDG GmbH or its subsidiaries.

Certain limits apply with respect to the transfer of interests in the Partnership. Prior to March 11, 2008, limited partners are not permitted to transfer their interests in the Partnership (subject to certain exceptions for affiliate transfers and transfers to subsidiaries or family vehicles) without the consent of the general partner, Cayman Cable Holding G.P. Co. Ltd. Such consent may be given subject to conditions or restrictions or may be withheld at the general partner’s absolute discretion. Notwithstanding the foregoing, no transfers shall be valid or effective if the transfer would violate any applicable securities laws or it would cause the Partnership to lose any of its exemptions or favorable treatment under the U.S. Federal income tax laws, ERISA or the U.S. Investment Company Act of 1940.

During the financial year ending March 31, 2006, 288,750 interests where called due to the termination of employment of the respective members of MEP I resulting in a decrease of MEP I interests from 4,193,901 to 3,905,151.

In February 2006, P4 Cayman Cable Ltd. concurrent with the purchase of all shares of Cayman Cable made an offer to the holders of limited partnership interests in Cayman Cable Holding L.P. (direct MEP I), the limited partners of Kabel Management Beteiligungs GbR (indirect MEP I) and the holders of options over interests in Cayman Cable Holding L.P. (MEP II and III) to repurchase their interests. Due to this offer which expired 20 business days after the offer, 1,031,750 interests from members of the direct MEP I and 808,750 interests from members of the indirect MEP I were repurchased at a price of € 8.41 per interest resulting in an additional increase in capital reserve of T€ 13,308.

In February 2006, the Company granted 2,259,723 additional interests in Cayman Cable Holding L.P. (direct MEP I).

Grant date

The grant date determines the point in time at which the fair value of the services of the members of MEP is measured. The persons who are members of the direct MEP I participate in Cayman Cable Holdings L.P. with a grant date as of March 13, 2003. The persons who are members of the indirect MEP I participate with a grant date as of November 27, 2003. For one limited partner in the Partnership the grant date was October 1, 2003. The grant date for 14,250 of the additional 2,259,723 interests granted is February 28, 2006. For the other 2,245,473 interests granted on February 2, 2006, there has been defined a starting date for vesting which is April 26, 2005.

Number of equity instruments granted

As of March 31, 2006, management direct and indirect interests of 3.64% and 0.68%, respectively in the Cayman Cable Holding L.P. are outstanding. The total consideration paid for these interests amount to T€ 14,482 and T€ 683, respectively.

Measurement

The fair value of the services of the management is measured by reference to the fair value of the equity instruments granted. Under the direct MEP I as of March 13, 2003, the fair value equals the value of the contribution in the Cayman Cable Holding L.P. (T€ 1,382). Under the indirect MEP I as of November 27, 2003, the fair value equals the value of the interests in Kabel Management Beteiligungs GbR, which is valued by its contribution in the Cayman Cable Holding L.P. (T€ 683). The fair value for the interests of the new members of direct MEP I granted in February 2006 amounts to T€ 19,354. This results in recognition of T€ 3,023 as expense for MEP I.

The fair value of the services has been derived from a valuation based on formulas for fair price estimation of the respective shares, which have been negotiated between the partners and are laid down in the partnership agreement (third amendment) and a letter of grant (for some of the interests granted in February 2006). The difference between the fair value as computed at each reporting date and the consideration for the interests is accounted for as personnel expense. This amount is recognized over a vesting period of four years commencing at grant date using the accelerated recognition method in accordance with IFRS 2. Vesting is split over 4 years, whereby 25% are vested at each anniversary. Therefore the program is split into 4 different layers, for which fair value is calculated at each reporting date. As of March 31, 2006, March 31, 2005 and March 31, 2004 T€ 6,906, T€ 2,355 and T€ 1,464 included in the valuation of other liabilities, have been vested. The Company recognized expenses and an increase in other liabilities thereof for the fiscal year ended March 31, 2006 in the amount of T€ 15,988.

MEP II and III

MEP II and MEP III are option programs that differ in the exercise price only. Under these programs the participants were granted options on interests in the Cayman Cable Holding L.P.

In the financial year ending March 31, 2006, 135,000 options were called due to the termination of the employment and an average price of € 0.75 has been paid for those interests.

In February 2006 as previously described, P4 Cayman Cable Ltd. made an offer to the holders of limited partnership interests in Cayman Cable Holding L.P. (direct MEP I), the limited partners of Kabel Management Beteiligungs GbR (indirect MEP I) and the holders of options over interests in Cayman Cable Holding L.P. (MEP II and III) to repurchase their interests. Due to this offer, 320,000 options within the MEP II scheme were exercised and the respective interests were repurchased at a price of € 8.41 per interest resulting in an increase in liability of T€ 1,344 for the fiscal year ending March 31, 2006.

In March 2006, KDG granted 50,000 additional options at a strike price of € 1.00.

Number of options granted

As of March 31, 2006, in total 682,500 options have been granted to the participants representing a 0.68% interest in the Cayman Cable Holding L.P. under MEP II and MEP III. The options have been granted as of the inception date of the employment of the participating managers.

Grant date and terms

The maximum term of the options is ten years after grant date. The options will lapse in case they are not exercised. The weighted average remaining life of the options is 3.97 years.

Method and Extent of Exercise

The options will become immediately vested and exercisable upon any of the following events:

•       the date of completion of the sale, or disposal in any other manner, of all or substantially all of the business and assets of the Cayman Cable Holding L.P. and its subsidiaries (Group) to a third party purchaser;

•       the effective date of a public offering of the shares in KDG and their shareholders (Group) companies representing substantially all of the business.

In addition, the general partner of Cayman Cable Holding L.P. may, at its absolute discretion, allow options to become exercisable, in whole or in part, prior to an exit event if any other transaction occurs which would materially affect the value of the options.

The general partner may decide that, instead of procuring the issue or transfer of interests in Cayman Cable Holding L.P. (LP interests) on exercise of an option that it will:

•       pay to the option holder (after deduction of any taxes, social security contributions duties or other expenses) a cash amount equal to the difference between the market value of the LP interests which would otherwise be issued or transferred and the exercise price for those LP interests; or

•       transfer to the option holder a number of the shares of any Group company which has a market value equal the difference between the market value of the LP interests which would otherwise be issued or transferred and the exercise price for those LP interests; or

•       transfer to the option holder a number of the shares which are admitted to listing which has a market value of the difference between the market value of the LP Interests which would otherwise be issued or transferred and the exercise price for those LP interests.

Any other transfer of options is restricted to certain limited options (e.g. ceasing of employment). Any transfer of an option otherwise than permitted in this program would cause the option to lapse.

Measurement

The measurement of the fair value at grant date and each consecutive reporting period is based on the Black-Scholes options pricing model. The main parameters are the expected volatility of the values of the shares, the estimated term of the options and the risk free interest rate on grant date (equivalent to the estimated average life of the options of five years). The grant of the options is not dependent on market conditions, whereby expected future distributions have been included in the calculation.

The volatility was estimated at 25% by benchmarking historical volatilities of listed international cable companies that are comparable regarding the parameters that typically influence the volatility.

The strike prices are € 1.40 for MEP II, € 5.43 for MEP III and € 1.00 for options granted in March 2006.

	Number of options					risk free interest rate	Fair value of option at	Fair value of shares at	Fair value of option at measurement
Grant date	March 31, 2005	Granted	Called	Exercised	March 31, 2006	at grant date (%)	grant date in T€	grant date in T€	date T€
October 1, 2004 MEP II	455,000	0	0	320,000	135,000	3,33	3,689	8,085	968
January 1, 2005 MEP III	187,500	0	135,000	0	52,500	2,99	1,222	2,079	201
February 2, 2005 MEP III	140,000	0	0	0	140,000	2,78	906	1,552	539
May 1, 2005 MEP III	0	180,000	0	0	180,000	2,58	1,227	2,069	702
June 1, 2005 MEP III	0	125,000	0	0	125,000	2,58	852	1,437	490
March 31, 2006 MEP III	0	50,000	0	0	50,000	3,59	379	420	379
	782,500	355,000	135,000	320,000	682,500

For MEP II and III the Company recognized compensation expense and a corresponding increase in other liabilities in the amount of T€ 3,244 in fiscal year ended March 31, 2006, of which the entire amount has vested. None of the options granted have been cancelled since granting. Therefore all options shown are outstanding as of year end March 31, 2006 and remain non exercisable.

5.5 Financial Instruments

KDG is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. KDG manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through hedging strategies that utilize derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risk (by entering in currency swaps) or the risk of variable interest payments (by entering into payer swaps and buying caps).

Of KDG’s financial instruments, only the Senior Notes (which bear fixed interest) and the interest rate swaps bear a fair value interest rate risk, whereas the money market funds and the bank loans bear cash flow interest rate risks.

The Company has incurred debt that is denominated in various currencies, primarily via bond issues and bank borrowings. As a result, KDG is exposed to risks from changes in interest rates and exchange rates. Derivative instruments are only used to hedge existing or prospective transactions.

Risks are initially hedged by way of naturally closed positions in which the values or the cash flows of primary financial instruments are matched in terms of maturity and amounts. Any residual risks are mitigated by way of conventional derivative financial instruments.

As of the balance sheet date, derivative financial instruments consisted of the following:

	March 31, 2006	March 31, 2005	March 31, 2004
	T€	T€	T€
Interest Rate Swaps
Within one year	67,988	64,321	60,853
One to five years	527,391	595,379	280,133
More than 5 years	0	0	379,567
Total	595,379	659,700	720,553
Interest Rate Cap
Within one year	22,663	21,440	20,284
One to five years	175,797	198,460	93,377
More than 5 years	0	0	126,523
Total	198,460	219,900	240,184
Currency Swaps
Within one year	0	0	0
One to five years	505,553	505,553	0
More than 5 years	0	0	0
Total	505,553	505,553	0
Total nominal volume	1,299,392	1,385,153	960.737

The nominal volume is the sum total of all purchase and sale amounts of the interest rate and currency derivatives. The nominal amounts are equal to the volume of the hedged items.

Interest Rate Swaps and Caps

Approximately T€ 1,037,500 borrowed under the Company’s initial senior loan facility in 2003 was used to fund the acquisition of the cable television business. The interest rate volatility related to these outstanding loans was hedged with a combination of interest rate swaps and caps at the time the bank loans were incurred. The loans were extended by the lending banks subject to the condition that the Company would enter into appropriate interest rate swaps and interest caps.

With the interest rate swaps, the variable interest rates (EURIBOR) on KDG’s bank loans were effectively exchanged for a fixed interest rate of 4.0495% per annum. KDG initially entered into interest rate swaps with a notional amount of T€ 778,125 which will be amortized until 2015. These swaps entitle KDG to receive a payment from the counterparty if the variable market interest rate exceeds the fixed interest rate, and oblige KDG to make a payment to the counterparty if the fixed interest rate exceeds the variable market interest rate. These types of agreements are entered into to effectively convert the interest rates on KDG’s long-term liabilities to banks from variable to fixed. In 2003, KDG also purchased interest rate caps with a cap level of 4.2% per annum with a notional amount of T€ 259,375 which will be amortized until 2015. These caps entitle KDG to receive a payment from the counterparty equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

In September 2004, KDG restructured its interest rate swaps and caps. The restructured hedges now amortize until June 2009 compared to the original maturity, and the effective interest rate on the swaps was reduced from 4.0495% to 3.705% as of September 29, 2004.

Currency Swaps

KDG GmbH issued $610,000 thousand (T€ 505,553) of 10.625% Senior Notes on July 2, 2004. Interest payment dates are semi-annual each January 1 and July 1, commencing in January 2005. Interest accrues from the issue date of the notes on July 2, 2004. The Senior Notes are not callable until after the fifth anniversary of the issuance date.

KDG GmbH entered into a hedge agreement swapping 100% of the US dollar-denominated principal and interest payments into Euro-denominated principal and interest payments at a fixed rate over five consecutive years with various banks. The agreed exchange rate is US dollar 1.2066 for each Euro. The weighted average euro fixed rate for the next five years considering hedges currently in place is 10.2046%.

Credit Risk

For all payments underlying the financial instruments, collateral must be requested, credit ratings/references obtained and a track record of prior business relations used in order to minimize the credit risk depending on the nature and extent of the respective payments.

Impairment losses are recognized for any credit risks associated with the financial assets. The credit risk associated with derivative financial instruments is minimized in that only counterparties with top credit ratings are selected. For this reason, the general credit risk relating to the derivatives used by the Company is not considered to be significant. No concentration of credit risks from business relations with individual debtors is evident.

Interest Rate Risk

KDG’s interest payments are hedged against interest rate risk by the derivatives described. As of year-end 2004, 2005 and 2006, all of the interest-bearing liabilities are due in more than 5 years, which is why the interest rate hedge structure is long term.

Fair Values of Financial Instruments

The carrying amounts of the Company’s key financial instruments are summarized below. The carrying amounts of the Company’s cash and cash equivalents, money market funds, trade receivables and payables, short-term loans, as well as other current liabilities, in view of their short terms as of March 31, 2006, 2005, and 2004, are effectively equal to their fair values as they have interest rates based on variable interest rates that change in line with the market. Using a discounted cash flow analysis based on the current lending rate for an identical loan term, the fair value of the Company’s long-term, fixed-rate liabilities is estimated as net present value of future payments, using yield curves obtained by banks and money market observations. Due to the complexity inherent in such an estimate, the estimate may not necessarily reflect actual market values. Different market assessments or procedures may therefore significantly influence the fair value estimate.

The carrying amount of the Senior Term Facility materially approximates their fair values. The fair value of the Euro denominated portion of the Senior Notes as of March 31, 2006 amounts to approximately T€ 267,500 (107% of the nominal value). The fair value of the Dollar denominated portion of the Senior Notes amounts to approximately T€ 568,876 (112,88% of nominal value). These values are determined by reference to published price quotations. With respect to the carrying amounts of the financial assets and liabilities please refer to the respective sections in the Notes.

KDG applied the exemption allowed under IFRS 1.36 A which did not require an entity that adopts IFRS before January 1, 2006 to comply with IAS 39 for the period ending March 31, 2004. This means that measurement as a valuation unit in accordance with the German Commercial Code (“Handelsgesetzbuch”: HGB) could be retained for the period from April 1, 2003 to March 31, 2004.

The fair values of the derivative financial instruments as of the balance sheet date have been estimated as net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). They are as follows (in T€):

	Nominal amount	Fair value	Recognized in income statement	Recognized in equity
Instrument	March 31, 2006	March 31, 2006	April 1, 2005 - March 31, 2006	April 1, 2005 - March 31, 2006
Interest rate swap	595,379	(3,844)	3,403	13,762
Interest rate cap	198,460	603	(246)	0
Currency swap	505,553	(23,220)	(29,488)	14,663
Total	1,299,392	(26,461)	(26,331)	28,425
Deferred Taxes				(11,139)
Total	1,299,392	(26,461)	(26,331)	17,286

	Nominal amount	Fair value	Recognized in income statement	Recognized in equity
Instrument	March 31, 2005	March 31, 2005	April 1, 2004 - March 31, 2005	April 1, 2004 - March 31, 2005
Interest rate swap	659,700	(20,798)	3,422	(6,487)
Interest rate cap	219,900	799	(1,941)	0
Currency swap	505,553	(71,041)	(36,638)	(36,785)
Total	1,385,153	(91,040)	(35,157)	(43,272)
Deferred Taxes				16,958
Total	1,385,153	(91,040)	(35,157)	(26,314)

For the above discussed interest rate swaps, KDG recorded T€ 13,762 (before deferred taxes) of changes in fair value directly in the cash flow hedge reserve of equity during the period from April 1, 2005 until March 31, 2006.

In respect of the currency swap, the respective figures were T€ 14,663 (before deferred taxes) recorded directly in the cash flow hedge reserve of equity during the period from April 1, 2005 until March 31, 2006.

5.6 Group Companies

		Registered office	Share-holding in %
Fully consolidated companies (IFRS 3)
1	Kabel Deutschland GmbH	Unterföhring
2	Kabel Deutschland Verwaltungs GmbH	Unterföhring	100.00
3	Kabel Deutschland Vertrieb und Service GmbH & Co. KG	Unterföhring	100.00
4	Kabel Deutschland Breitband Services GmbH	Unterföhring	100.00
5	Deutsche Kabel Services Verwaltungs GmbH i.L.	Bonn	100.00
6	TKS Telepost Kabel-Service Kaiserslautern Beteiligungs-GmbH	Kaiserslautern	100.00
7	TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG	Kaiserslautern	100.00

		Registered office	Share-holding in %
Companies consolidated at equity (IAS 28)
8	KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Braunschweig	24.00
9	KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Wolfsburg	24.00
10	Kabelfernsehen München Servicenter Gesellschaft mit beschränkter Haftung –Beteiligungsgesellschaft-	München	24.00
11	Kabelfernsehen München Servicenter GmbH & Co. KG	München	30.22
12	Kabel-Service Berlin GmbH	Berlin	24.00
13	RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH	Hannover	43.80
14	RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG	Hannover	52.63

As of April 18, 2005, TKG Saar Gesellschaft für den Betrieb von Telekommunikationsnetzen mbH & Co.KG, Saarbrücken, and as of June 13, 2005, Antennenbau Amberger GmbH, Munich, were merged with Kabel Deutschland Vertrieb und Service GmbH & Co.KG effective on January 1, 2005.

RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG is consolidated at equity although KDG GmbH holds a share of over 50%. This is due to the fact that KDG GmbH has only voting rights of 50% regarding material decisions and, therefore, has no control over the company.

5.7 Particular Events after the Balance Sheet Date

New Senior Credit Facility

On March 13, 2006 KDG entered into a commitment letter for a New Senior Credit Facility Agreement. This agreement is comprised of two facilities, a T€ 1,150,000 term loan facility (A Facility) and a T€ 200,000 revolving credit facility (B Facility). Facility A and Facility B are structured as a six year term loan which mature on March 31, 2012. The availability period of the Facility A starts on March 13, 2006 and lasts over a period of sixty days. For the Facility B the availability period starts on March 13, 2006 and lasts till one month prior the final maturity date.

The A Facility Loan can only be used by KDVS for the purpose of repaying the existing Old Senior Credit Facility. Each B Facility Loan can be used for the purpose of repaying the existing Old Senior Credit Facility and for general corporate purposes of the group.

The Company must repay the A Facility and outstanding B Facility loans in full on its maturity on March 31, 2012. The Senior Term Facility is secured by all the assets of KDVS and a first pledge on 100% of the shares of KDVS which are owned and offered as security under the KDG GmbH guarantee.

The terms of interest depends on the decision of the borrower. It can differ between one, two, three or six months or, any other period shorter than six months agreed by KDG and the Lenders.

The A Facility and the B Facility has an interest rate based on EURIBOR plus a margin plus mandatory costs calculated as a weighted average of the rates for each lender.

In the beginning the Margin for Facility A and B will be 2.00 per cent until the first setting of the relevant ratio of Consolidated Total Net Borrowings to Consolidated EBITDA (as defined in the Senior Credit Facility agreement). Thereafter, the margin is based on the ratio as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA as adjusted	Margin
(per cent. per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

For each undrawn, uncancelled amount of the B Facility KDVS has to pay a commitment fee of 0,625 per cent.

The KDG Senior Credit Facility is subject to several affirmative and negative covenants including but not limited to restrictions on:

•       EBITDA to Net Interests

•       Senior Net Debt to EBITDA

Mandatory prepayments are required in case of (i) a change of control, flotation or sale of the business, (ii) certain third party receipts and (iii) 50 per cent of the proceeds of a public offering (if consolidated senior net borrowings to consolidated EBITDA is greater than or equal 2:1).

At March 31, 2006, KDG had not borrowed any loans under the new Senior Term Facility. On May 12, 2006, the full amount of T€ 1,150 million was drawn down under Facility A. On the same day KDVS notified the lenders under the previous Senior Credit facility that it would prepay the loan in accordance with the terms of the original agreement. The € 1,150 million proceeds, plus T€ 75,848 million cash from existing cash balances were used to repay the outstanding balances under the previous Senior Credit facility.

MEP

After the balance sheet date, the Partnership agreed to assume the obligations under PIK-Notes issued by P4 Cayman Cable Ltd. As a result of that, the Partnership decided to adjust the number of interests and options to reflect this change resulting in the issue of additional interests and options to the MEP holders. At the same time, the strike price for the options was adjusted by the same proportion.

Other significant events did not occur at KDG since the balance sheet date on March 31, 2006.

5.8 Management and Supervisory Board

Management
Roland Steindorf	Chairman and Chief Executive Officer until December 8, 2005
Heinrich Kreutzer	Chief Human Resource Officer until March 31, 2006
Christof Wahl	Chief Operating Officer
Speaker of the Management since December 8, 2005
Paul Thomason	Chief Financial Officer
Rainer Wittenberg	Chief Commercial Officer
Dr. Manuel Cubero del Castillo-Olivares	Managing Director, Cable Access and Content, since December 8, 2005
Supervisory Board
Shareholder Representatives:
Prof. Dr. Heinz Riesenhuber	Chairman of the Board
Tony Ball	External Advisor Member of the Board since February 7, 2006
John Carl Hahn	Managing Director Providence Equity
Biswajit Anna Subramania	Director Providence Equity
Dr. Alexander Dibelius	Managing Director Goldman Sachs International Member of the Board until February 6, 2006
Dr. Nico Hansen	Partner APAX Member of the Board until February 6, 2006
Robert Sudo	Providence Equity, Senior Associate Member of the Board since February 7, 2006
Stephen Spaulding Trevor	Managing Director Goldman Sachs International Member of the Board until February 6, 2006
Torsten Winkler	Providence Equity, Director Member of the Board since February 7, 2006
Employee Representatives:
Walter Ruland	Technical Secretary for Telecommunication (Technischer Fernmeldehauptsekretär) Vice Chairman of the Board
Toni Krüger	Engineering Employee (Technischer Angestellter)

Frank Sauerland	Secretary of Workers Union (Gewerkschaftssekretär)
Erwin Sauermann	Executive Employee (leitender Angestellter)
Sybille Spoo	Secretary of Workers Union (Gewerkschaftssekretärin)
Karl Vollmert	Chairman of Workers Council (Betriebsratvorsitzender) Member of the Board until May 31, 2005
Petra Hesse	Chairman of Workers Council for Region Niedersachsen / Bremen (Betriebsratsvorsitzende der Region Niedersachsen / Bremen) Member of the Board since July 4, 2005

5.9 Other mandatory disclosures according to German Commercial Code

Auditor’s remuneration

During the fiscal year ended March 31, 2006, the Company expensed the following amounts for services of its auditor:

• Statutory audit services:	T€ 3,447
• Tax advisory services:	T€ 458
• Other services:	T€ 495

5.10 Authorization of financial statements

The consolidated financial statements were released for publication on August 30, 2006 (date of management authorization for issue to the supervisory board).

6.                     Reconciliation to U.S. GAAP

The consolidated financial statements of KDG GmbH have been prepared in accordance with International Financial Reporting Standards (IFRS), adopted by the European Union (EU). Application of all other IFRS not endorsed by the EU as of March 31, 2006, 2005 and 2004 would not have any impact to the consolidated financial statements of KDG GmbH. IFRS differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the results of operations for each of the years in the three-year period ending March 31, 2006 and equity as of March 31, 2006, 2005 and 2004 to the extent described below. A description of the material differences between IFRS and U.S. GAAP as they relate to KDG are discussed in further detail below. Reconciling items are presented gross of income taxes. Related tax adjustments are presented separately in item (10).

Reconciliation of net loss from IFRS to U.S. GAAP for the years ending

	Note	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
Net loss in accordance with IFRS		(76,818)	(102,565)	(151,903)
Business combination	(1)	1,791	20,095	18,680
Asset retirement obligations	(2)	(360)	31	(542)
Receivable from shareholder	(3)	0	(6,091)	0
Retirement benefits	(4)	8	(115)	0
Financing fees	(5)	55,069	2,371	37,769
Restructuring	(6)	(12)	(2,081)	2,093
Derivatives	(7)	0	0	(13,113)
Provisions	(8)	0	(1,360)	1,360
Intangible assets	(9)	221	221	(1,105)
Income taxes	(10)	(14,210)	(18,167)	(13,265)
Net loss in accordance with U.S. GAAP		(34,311)	(107,661)	(120,026)

Reconciliation of equity from IFRS to U.S. GAAP as of

	Note	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
Equity in accordance with IFRS		(809,398)	(754,816)	(79,601)
Business combination	(1)	22,783	20,992	897
Asset retirement obligations	(2)	(871)	(511)	(542)
Receivable from shareholder	(3)	0	0	(149,975)
Retirement benefits	(4)	(6,138)	(1,527)	(1,575)
Financing fees	(5)	47,238	(7,831)	86,514
Restructuring	(6)	0	12	2,093
Derivatives	(7)	0	0	(14,993)
Provisions	(8)	0	0	1,360
Intangible assets	(9)	(663)	(884)	(1,105)
Income taxes	(10)	(13,065)	(666)	(14,463)
Equity in accordance with U.S. GAAP		(760,114)	(745,231)	(171,390)

(1)   Business combination

The consolidated financial statements of KDG were prepared in accordance with exemptions provided by IFRS 1 “First-time Adoption of International Financial Reporting Standards” for entities adopting IFRS for the first time. Therefore, all business combinations carried out by KDG before April 1, 2003, were not retrospectively accounted for under the guidance of IFRS 3 “Business Combinations”. These combinations are accounted in accordance with the German Commercial Code (“Handelsgesetzbuch”: HGB) or German GAAP. Under U.S. GAAP business combinations are accounted for in accordance with SFAS No. 141 “Business Combinations”. The adjustments relate to the acquisition of the cable businesses of Deutsche Telekom AG (DTAG) in March 2003.

The acquisition cost is measured as the fair value of the consideration given, plus direct costs of the acquisition. The inclusion of direct costs of the business combination in the purchase price under U.S. GAAP as of March 13, 2003 resulted in an increase of T€ 9,200 as compared to IFRS. Therefore, the total acquisition cost amounted to T€ 1,788,596 under U.S. GAAP.

Under IFRS, the purchase cost was initially allocated to the acquired assets and assumed liabilities at fair value. However, in accordance with German GAAP, the amounts of fair value adjustments are limited by the acquisition cost. This effectively reduced the amount allocated to customer lists under IFRS at the acquisition date by the excess of the fair values of the acquired net assets over the acquisition cost.

Based on a third party valuation, under U.S. GAAP the purchase price was allocated to acquired tangible and identifiable intangible assets and assumed liabilities, including certain liabilities for restructuring. The fair value of the acquired net assets exceeded the acquisition costs, and this excess of T€ 280,979 (negative goodwill) was allocated as a pro rata reduction of the amounts assigned to certain acquired assets: customer list, technical equipment, software and licences, other equipment, furniture and fixtures and equity investments in associates.

As a result, the amount allocated to customer list under U.S. GAAP was increased by T€ 201,884. The amount allocated to property and equipment was reduced by a total of T€ 226,872, which included 222,251 T€ reduction to technical equipment.

Under HGB and IFRS the acquired equity investments in associates are initially recognized at the book value of the seller. The difference between IFRS and U.S. GAAP results since the acquired equity investments are recorded at fair value under U.S. GAAP.

During the fiscal year ending March 31, 2004, the Company determined that the actual cost was less than the amounts estimated and recorded for certain liabilities assumed in the purchase price allocation. An accrual for unused transponder capacity was recorded for T€ 11,200. In addition the company received a reimbursement from third parties during the fiscal year ending March 31, 2004 related to a liability assumed in the business combination. Under IFRS, the accrual for unused capacity and the reimbursement were recognized in the income statement. Under U.S. GAAP, these amounts reduced the cost of the acquired company. Accordingly, adjustments were recorded to increase U.S. GAAP Net loss by T€ 15,200 in the fiscal year ending March 31, 2004, and to reduce acquired assets by a corresponding amount.

Differences between IFRS and U.S. GAAP in acquired pension liabilities and asset retirement obligations arising subsequent to the acquisition, and deferred taxes related to the acquisition are included separately in the respective reconciling items below.

The following table quantifies the differences between U.S. GAAP and IFRS in the carrying values of acquired assets and assumed restructuring liabilities as of March 31, 2006 and 2005:

U.S. GAAP Reconciling Adjustment to Equity

	March 31, 2006	March 31, 2005
	in T€
U.S. GAAP adjustments to IFRS assets, increase (decrease)
Customer list	127,867	151,331
Software and licenses	0	(1,923)
Technical equipment	(111,538)	(134,050)
Other equipment, furniture and fixtures	(1,108)	(2,274)
Equity investments in associates	7,328	7,328
U.S. GAAP adjustments to IFRS liabilities, decrease (increase)
Termination and relocation benefits	234	580
Equity adjustment between U.S. GAAP and IFRS	22,783	20,992

The following table quantifies the differences in amortization expense for the acquired customer list and other identifiable intangible assets, as well as depreciation expense on acquired fixed assets and compensation expense related to adjustments to liabilities for termination and relocation benefits for the years ending March 31, 2006, 2005 and 2004:

U.S. GAAP Reconciling Adjustment to Net loss for the years ending

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
U.S. GAAP adjustments to IFRS depreciation, amortization or compensation expense decrease (increase)
Customer list	(23,464)	(23,751)	(23,751)
Software and licenses	1,923	2,002	2,002
Technical equipment	22,512	42,984	44,451
Other equipment, furniture and fixtures	1,166	1,155	1,155
Compensation expense	(346)	(2,295)	10,023
IFRS reversal of provisions recorded as an adjustment to purchase price under U.S. GAAP	0	0	(15,200)
Decrease to U.S. GAAP expense	1,791	20,095	18,680

Assumed restructuring liabilities

In connection with the acquisition of the cable business of DTAG, KDG GmbH announced a restructuring plan to its employees on December 12, 2003. The plan included a strategic reorganization as well as the relocation of the company’s headquarters. The strategic reorganization included the centralization of the finance, IT, and corporate services departments in Munich as well as the restructuring of the network and the sales departments. The plan included the termination of 225 employees.

The restructuring was contemplated during the acquisition, the measures were officially announced during December 2003, and the plan was finalized within one year of the consummation of the business combination. Under IFRS, liabilities for termination benefits were recorded as period costs when the plans were announced.

EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination”, provides guidance for the accounting under U.S. GAAP for restructuring costs in connection with the restructuring of an acquired entity in a business combination. In accordance with EITF 95-3, the termination benefits and relocation costs which met certain specified criteria were recognized as an assumed restructuring liability in the allocation of the acquisition cost of the business combination. The restructuring costs included severance payments for planned employee terminations, and relocation benefits paid to employees for costs associated with moving employees of the acquired business to a new location. As of March 31, 2006 substantially all of the terminations accrued for under the initial restructuring plan had already occurred.

With respect to the relocation benefits, two types of benefits were offered by KDG. The first type involved a one-time relocation payment not conditional on continuing employment. These payments have been included in the cost of the acquired company in accordance with EITF 95-3. The second type represented payments to be made to certain employees on an on-going basis, which are recognized as incurred rather than recognized as a cost of the acquisition.

Employee termination costs were accrued in the IFRS consolidated financial statements as of and for the year ending March 31, 2004. There were no differences between IFRS and U.S. GAAP in the estimate of termination cost. Since this liability was recorded in the U.S. GAAP purchase price allocation, the expense was reversed and accordingly decreased the U.S. GAAP net loss for the year ending March 31, 2004.

All relocation benefits were expensed as incurred in the IFRS consolidated financial statements. The liability for one-time relocation benefits was recorded in the purchase allocation under U.S. GAAP, which decreased U.S. GAAP equity as compared with IFRS as of March 31, 2006, 2005 and 2004. Additional adjustments were made to reverse relocation expenses recorded in the IFRS consolidated financial statements for the years ending March 31, 2006, 2005 and 2004, which were charged against the liability under U.S. GAAP.

In December 2004, KDG revised the estimates of employee termination costs. The number of employees expected to be terminated increased. As this change occurred after one year from the acquisition date, U.S. GAAP expenses were increased by T€ 2,343 in the year ending March 31, 2005. The revision also included a reduction in the termination cost per employee. Since the costs ultimately incurred related to the original restructuring plan were less than the amount recorded as a liability assumed in the business combination, under U.S. GAAP as of March 31, 2005 the restructuring liability was reduced by T€ 3,388 against the acquired assets. As of March 31, 2006, the remaining provision was utilized.

A certain number of employees that were affected by the restructuring program had an individual right to return to their former employer DTAG. For these employees DTAG and KDG agreed on a contractual penalty fee of T€ 1,425 which would be payable by KDG if a certain percentage of these employees were terminated and returned to DTAG. In May 2005 the Company offered contracts to these employees that excluded the returning right. Since 95% of all eligible employees accepted the revised agreement by September 2005, the penalty threshold was not reached and as a result the provision was reversed under both IFRS and U.S. GAAP.

The effects of these adjustments and the development of the U.S. GAAP liabilities for termination and relocation costs are as follows:

	U.S. GAAP	IFRS*	Diff.
	in T€
Balance of the liability as of March 31, 2004	10,000	9,487	513
Costs paid and charged against the liability in the year ending March 31, 2005	(4,734)	(7,029)	2,295
Reversal of restructuring liability under U.S. GAAP	(3,388)	0	(3,388)
Balance of the liability as of March 31, 2005	1,878	2,458	(580)
Costs paid and charged against the liability in the year ending March 31, 2006	(453)	(799)	346
Reversal of restructuring liability	(1,425)	(1,425)	0
Balance of the liability as of March 31, 2006	0	234	(234)

*  IFRS values are presented without costs for bonuses which are not considered in the purchase price allocation. These costs for bonuses amounted to T€ 0 and T€ 12 as of March 31, 2006 and 2005, respectively.

As of March 31, 2005 the difference between the liability under U.S. GAAP and IFRS
(T€ 580) consisted of the one time relocation costs (T€ 465) and the adjustments based on the new estimates of employee termination costs (T€ -1,045).

As of March 31, 2006 the difference between the liability under U.S. GAAP and IFRS
(T€ 234) consisted of the remaining provision under IFRS since this amount was not yet recognizeable under FAS 88 under U.S. GAAP as of March 31, 2005.

See item (6) below for additional adjustments related to other restructuring activities connected with the acquisition of the cable businesses of DTAG and Additional U.S. GAAP Disclosures regarding the new provision for “Service Offensive 2006”.

(2)   Asset retirement obligations

KDG has incurred asset retirement obligations (AROs) relating primarily to equipment and other leasehold improvements installed on leased network sites including the leasing of space in the cable ducts of DTAG to house certain portions of KDG’s network cable, and improvements to leased buildings. Those leases generally contain provisions that require the company and its subsidiaries to restore the sites to their original condition at the end of the lease term.

Asset retirement obligations are recognized in accordance with SFAS No. 143 “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the related asset retirement costs. The statement requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it is incurred and to record a corresponding increase to the carrying amount of the related long-lived asset. The capitalized asset retirement costs are depreciated over the life of the asset. The liability is adjusted each period to reflect the passage of time (accretion expense) and changes in the estimated cash flows. Upon settlement of the liability, a gain or loss is recorded.

Asset retirement obligations existing as of March 13, 2003 were included in the purchase price allocation related to the acquisition of the cable businesses of DTAG. The liability was recognized at fair value as of the acquisition date. A corresponding asset (capitalized asset retirement cost) was recorded by increasing the amount allocated to the related long-lived asset by the same amount as the liability. Accordingly, assets and liabilities recorded in the acquisition under U.S. GAAP were increased for asset retirement obligations.

Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Under U.S. GAAP, KDG concluded there is not sufficient historical experience of non-enforcement. Therefore, these expectations were not included in the measurement of the obligation in accordance with SFAS No. 143. This resulted in an increase to the liability under U.S. GAAP, partially offset by reductions due to the use of a credit adjusted risk free rate as required by SFAS No. 143 instead of a risk free-rate as used under IFRS.

The difference in the net capitalized asset retirement cost and liabilities for asset retirement obligations at March 31, 2006 and 2005 are as follows:

	March 31, 2006	March 31, 2005
	in T€
Net asset capitalized under U.S. GAAP	8,866	10,089
Net asset capitalized under IFRS	11,484	10,800
Difference in assets under U.S. GAAP	(2,618)	(711)
Retirement obligation under U.S. GAAP	18,217	17,841
Retirement obligation under IFRS	19,964	18,041
Difference in net liabilities under U.S. GAAP	(1,747)	(200)
Equity adjustment under U.S. GAAP	(871)	(511)

The difference between the components of AROs between IFRS and U.S. GAAP consists of the following for the years ending:

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
U.S. GAAP
Depreciation expense	1,223	3,574	4,002
Accretion expense	1,419	1,651	1,428
Total U. S. GAAP expense	2,642	5,225	5,430
IFRS
Depreciation expense	1,260	3,093	3,567
Accretion expense	723	638	1,321
Total IFRS expense	1,983	3,731	4,888
U.S. GAAP (decrease) to expense due to settlement of obligations	(299)	(1,525)	0
Difference	(360)	31	(542)

Differences between U.S. GAAP and IFRS in the liabilities associated with obligations settled resulted in a decrease to U.S. GAAP expense of T€ 299, T€ 1,525 and T€ 0 in the year ending March 31, 2006, 2005 and 2004.

The changes in the liability for asset retirement obligations for the two years ending March 31, 2006 and 2005 under U.S. GAAP are as follows:

	March 31, 2006	March 31, 2005
	in T€
Liability at the beginning of the period	17,841	19,521
Accretion expense	1,419	1,651
Asset retirement obligations settled	(1,043)	(3,331)
Liability at the end of the period	18,217	17,841

(3)   Receivable from shareholder

As explained in the IFRS consolidated financial statements, the waiver of repayment on Dec. 1, 2004 of an outstanding loan to LuxCo (an indirect shareholder of KDG) of T€ 156,066 including T€ 6,091 of accrued interest was accounted for as a dividend to shareholder and therefore reduced equity without affecting the income statement.

Under IFRS, this loan to LuxCo of T€ 149,975 was recorded in current assets as a receivable from shareholders as of March 31, 2004. The loan was recorded as a reduction of equity under U.S. GAAP as of March 31, 2004 in accordance with SAB Topic 4-G “Notes And Other Receivables From Affiliates” due to the related party relationship between KDG and LuxCo. Accordingly, no interest income was recognized in the income statement for the year ending March 31, 2005 under U.S. GAAP.

(4)   Retirement benefits

For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and disclosures are presented in accordance with SFAS 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits”.

In accordance with SFAS No. 87 and SFAS No. 141, a liability for the projected benefit obligation of the acquired pension plans, which were unfunded, was recorded as of the acquisition date of the cable businesses of DTAG. Under IFRS, a liability was recorded for the defined benefit obligation. As of the acquisition date there were no differences in the pension liabilities recorded under IFRS and U.S. GAAP.

Presented below are the disclosures required by U.S. GAAP that are different from those provided under IFRS. The difference in the balance sheet and income statement amounts are primarily attributable to recognition in accordance with SFAS No. 87 of additional minimum liabilities, and also differences in the timing of recognition of prior service costs.

The underlying actuarial assumptions (discount rate, future salary increases, future pension increases, staff turnover) for U.S. GAAP are the same as those used for IFRS. The measurement date for all plans is March 31.

The changes in benefit obligations and status of KDG’s unfunded pension plans are as follows for the years ending:

	March 31, 2006	March 31, 2005
	in T€
Change in benefit obligation
Benefit obligation at the beginning of the year	19,441	20,007
Service costs	2,409	2,266
Interest costs	1,019	1,032
Amendments	0	(44)
Actuarial loss (gain)	4,708	(382)
Transfers	(1,050)	(3,598)
Additional cost	0	189
Benefits paid	(142)	(29)
Benefit obligation at the end of the year	26,385	19,441
Funded status	(26,385)	(19,441)
Unrecognized net actuarial loss (gain)	6,473	1,784
Unrecognized prior service cost (benefit)	(32)	(37)
Net amount recognized	(19,944)	(17,694)

Transfers represent a reduction of plan obligations related to employees who transferred to DTAG. KDG recorded a liability to DTAG for the obligations as of the date of transfer.

Amounts recognized in the statement of financial position consist of:

	March 31, 2006	March 31, 2005
	in T€
Accrued benefit cost	(25,975)	(19,106)
Accumulated other comprehensive income	6,031	1,412
Net amount recognized	(19,944)	(17,694)
IFRS net liability recognized	(19,798)	(17,579)
Increase to U.S. GAAP liability	(146)	(115)

The accumulated benefit obligation for all pension plans was T€ 25,975 and T€ 19,041 at March 31, 2006 and 2005, respectively.

The components of net periodic pension cost are as follows for the years ending:

	March 31, 2006	March 31, 2005
	in T€
Service cost	2,409	2,266
Interest cost	1,019	1,032
Amortization of prior service cost	(5)	(7)
Amortization of net (gain) loss	19	48
Additional cost	0	189
Net periodic benefit cost	3,442	3,528
IFRS net amounts recognized in profit and loss	3,450	3,384
Benefits paid (adjustment to IFRS)	0	29
(Decrease) increase to U.S. GAAP expense	(8)	115

Additional information

Minimum liability recognized for U.S. GAAP:

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
(Increase) decrease in minimum liability included in other comprehensive income	(4,619)	163	(1,575)

Assumptions

Weighted-average assumptions used to determine benefit obligations:

	March 31, 2006	March 31, 2005
Discount rate	4.50%	5.25%
Rate of compensation increase	2.82%	2.81%

Weighted-average assumptions used to determine net periodic pension cost for the years ending:

	March 31, 2006	March 31, 2005	March 31, 2004
Discount rate	5.25%	5.25%	5.25%
Rate of compensation increase	2.81%	2.81%	2.81%

Cash Flows

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years ending March 31:

Amount
in T€
2007	66
2008	124
2009	175
2010	212
2011	327
Years 2012-2016	2,436

(5)     Financing fees

In accordance with IAS 39, “Financial Instruments: Recognition and Measurement”, transaction costs are incremental costs directly attributable to the related financing. These costs include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies  and securities exchanges, and transfer taxes and duties.

KDG incurred transaction costs in connection with the refinancing of the acquisition of the regional DTAG cable providers, through the Senior Loan Facility, the Bridge Facility, the Senior Credit Facility and the Senior Notes.

In accordance with IFRS 1, in the IFRS consolidated financial statements for the year ending March 31, 2004, KDG chose not to comply with IAS 39. Accordingly, KDG applied German GAAP and debt issuance costs were expensed as incurred. In the IFRS consolidated financial statements as of and for the year ending March 31, 2005, in accordance with IAS 39, debt issuance costs were included in the initial measurement of, and are amortized over the life of, the related debt. The adjustment between the balance sheets as of March 31, 2004 and April 1, 2004, the start of the first IFRS reporting period (i.e., the first period that includes information that complies with IAS 39), was treated as arising from a change in accounting policy. Therefore, all transaction costs that would have been unamortized as of April 1, 2004 if KDG had applied IAS 39 retrospectively, and the related tax effects, were recognized by an adjustment to increase retained earnings in the amount of T€ 96,724. As of March 31, 2006 and 2005, in accordance with IAS 39, financing and transaction costs of T€ 40,517 and T€ 107,647, respectively, are deducted from related balances of debt in the IFRS consolidated financial statements.

Under U.S. GAAP, in accordance with APB Opinion No. 21, “Interest on Receivables and Payables”, debt issuance costs are reported as an asset (deferred charges). On March 29, 2004 the Company entered into a senior credit facility (“Senior Credit Facility”) which provided the funds to refinance all existing indebtedness, including a previous term loan. The members of the bank syndication providing the former facility (“Original Lenders”) were included in the syndication under the Senior Credit Facility, which involved additional banks. In accordance with EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”, the terms of the Senior Credit Facility between KDG and the Original Lenders were not considered to be substantially different from those under the previous loan. As a result the exchange of debt instruments with the Original Lenders was not accounted for in the same manner as an extinguishment. The fees paid to the Original Lenders in connection with the refinancing, together with a portion of the existing unamortized debt issuance costs related to the previous loan are being amortized over the term of the Senior Credit Facility using the interest method. KDG expensed a pro rata portion of the unamortized costs related to the previous loan since a substantial portion of the former loan was repaid in connection with the modification. Costs incurred with third parties related to the exchange of debt instruments with the Original Lenders were expensed as incurred. Under IFRS these costs are being amortized over the term of the Senior Credit facility.

Under IFRS the expected refinancing of the Senior Credit facility, which occured in May 2006, resulted in an adjustment to the carrying value of the liability as of March 31, 2006 and additional amortization of the related debt issuance costs (see Subsequent events in Additional U.S. GAAP disclosures below). In accordance with U.S. GAAP the debt issuance costs are amortized over the contractual term of the related debt. Unamortized debt issuance costs are not written off until an extinguishment occurs. Accordingly, the additional accretion recognized as interest expense of T€ 53,720 in the IFRS consolidated financial statements for the year ending March 31, 2006 was reversed under U.S. GAAP.

Adjustments under U.S. GAAP to the IFRS consolidated financial statements related to debt issuance costs are as follows:

U.S. GAAP Reconciling Adjustment to Equity

	March 31, 2006	March 31, 2005
	in T€
Increase to assets	87,755	99,816
(Increase) to liabilities	(40,517)	(107,647)
Increase (decrease) to U.S. GAAP equity	47,238	(7,831)

U.S. GAAP Reconciling Adjustment to Net loss for the years ending

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
Decrease in amortization expense	55,069	2,371	37,769

(6)     Restructuring

In addition to the employee termination and relocation benefits recorded in the purchase price allocation (see item (1) above), in connection with the acquisition of the cable businesses of DTAG, KDG incurred costs for bonuses that were paid out to encourage the mutual termination of the employment contracts. These bonuses are incremental voluntary termination benefits and, therefore, are not in the scope of EITF 95-3. The accounting for such voluntary termination benefits is in accordance with SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Under U.S. GAAP the costs associated with such benefits are recognized when the employees accept the offer and the amount of the costs can be reasonably estimated.

The liability for bonuses was accrued in the IFRS consolidated financial statements in the year ending March 31, 2004. Adjustments were made in the U.S. GAAP reconciliation to reverse the liabilities recorded under IFRS of T€ 0 and T€ 12 as of March 31, 2006 and 2005, respectively and to expense T€ 12, T€ 2,081 and T€ (2,093) paid and charged against the liability under IFRS in the years ending March 31, 2006, 2005 and 2004, respectively. Since the provision was totally used as of March 31, 2006 under IFRS there were no differences between IFRS and U.S. GAAP equity as of March 31, 2006.

(7)     Derivatives

Under IFRS, KDG applied the exemption of IFRS 1.36A in respect of derivative financial instruments in the consolidated financial statements for the year ending March 31, 2004. IFRS 1 allows companies adopting IFRS for the first time to not comply with IAS 39 in comparative financial statements issued before January 1, 2006. When adopting this exception, an entity should apply local GAAP to account for its hedging relationships. As such, KDG designated a valuation group (Bewertungseinheit) in accordance with German GAAP for interest rate payer swaps and a long interest rate cap hedging the volatility of floating interest rate cash flows payable on debt positions. In accordance with HGB, interest payable or receivable under the interest payer swaps was recorded as incurred.

As U.S. GAAP does not provide for an accounting rule comparable to IFRS 1.36A, the financial statements according to U.S. GAAP should be presented as if U.S. GAAP including SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” always has been applied. As such, in accordance with U.S. GAAP the above interest rate swaps and interest rate cap are recorded at fair value with changes in fair value recorded in net loss and retained earnings as of and for the year ending March 31, 2004.

The increase in the U.S. GAAP net loss for the year ending March 31, 2004 of T€ 13,113 represents differences in fair value arising during the year.

Beginning April 1, 2004 the accounting treatment of the interest rate swaps and interest rate caps is identical under IFRS and U.S. GAAP for the statement of operations and balance sheet.

The fair values of all derivatives are presented as other current assets or other current liabilities depending on the respective fair market value. Changes in fair value not recorded directly in equity in other comprehensive income (i.e. ineffectiveness, changes in the time value of the interest rate caps) are presented as interest income or expense. Changes in the fair value of interest rate derivatives for which hedge accounting according to SFAS 133 is not applied are recorded as interest income or expense.

The Company designated interest rate swaps and currency swaps as cash flow hedges. Interest rate caps are not designated as hedges.

Assuming that the year-end interest rate of 2.5275% p.a. remained constant throughout the coming 12 months, the Company expects T€ 5,432 to be reclassified from net deferred loss in accumulated other comprehensive income (AOCI) into current year earnings. Assuming that the year-end USD foreign exchange rate of 1.2104 remained constant throughout the coming 12 months, the Company expects an additional T€ 370 to be reclassified from net deferred gains in AOCI into current year earnings. These amounts will be reclassified when the hedged transactions occur.

(8)     Provisions

This adjustment is due to a provision that fulfilled the recognition criteria under IFRS but not under U.S. GAAP. In accordance with IFRS a provision is recognized if it is probable (defined as more likely than not) that an outflow of resources embodying economic benefits will be required to settle an obligation. In accordance with SFAS No. 5 “Accounting for Contingencies” a provision is recognized if it is probable that a future event will confirm that a liability had been incurred by the balance sheet date and if the amount can be estimated reasonably. Under U.S. GAAP, probable means that the future event or events are likely to occur.

Under IFRS a provision was recognized related to disputed invoices received from third party vendors totaling T€ 1,360 in the year ending March 31, 2004. KDG estimated the payment probability to meet the criteria for recognition under IFRS. In contrast, KDG estimated that the criteria to recognize a liability under U.S. GAAP were not fulfilled. Therefore the provision was reversed under U.S. GAAP in the year ending March 31, 2004. Due to the fact that the legal limitation period for these invoices expired, the provision was released under IFRS in the year ending March 31, 2005. Adjustments were made to increase the net loss under U.S. GAAP. There is no difference between IFRS and U.S. GAAP equity related to this item as of March 31, 2006 and 2005.

(9)     Intangible assets

Under IFRS prior to April 1, 2004 the costs of internally generated software were capitalized, including general and administrative and overhead costs directly attributable to the development of the software. In accordance with Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” general and administrative costs and overhead costs should not be capitalized as costs of internal-use software under U.S. GAAP. In accordance with IAS 38 “Intangible Assets”, general and administrative and overhead costs incurred after April 1, 2004 are expensed as incurred. The carrying amount of intangible assets under IFRS is not adjusted as of April 1, 2004.

The recognized internally generated software was reduced under U.S. GAAP due to overhead costs capitalized under IFRS amounting to T€ 1,216 as of and for the year ending March 31, 2004, resulting in a decrease to gross assets as of March 31, 2006 and 2005 and a corresponding increase in the Net loss in the year ending March 31, 2004. In addition adjustments were made to reverse related amortization expense in the years ending March 31, 2006 (T€ 221), 2005 (T€ 221) and 2004 (T€ 111).

(10)   Income taxes

In 2006 the anticipated tax rate of 39.19% (2005 and 2004: 39.19%) is based on German corporate income tax rate of 25% and taking into account the solidarity surcharge of 5.5% on corporate income tax and a trade tax rate of 17.4%.

Net loss before income taxes in accordance with U.S. GAAP was T€ (13,796), T€ (79,972) and T€ (120,673) in the years ending March 31, 2006, 2005 and 2004, respectively.

U.S. GAAP income tax expense (credit) is allocated as follows:

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
Current:	3,128	5,566	(5,731)
Deferred	17,387	22,123	5,084
Total income taxes expenses under U.S. GAAP	20,515	27,689	(647)
Total income taxes expenses under IFRS	6,305	9,522	(13,912)
Difference	14,210	18,167	13,265

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
Consolidated statement of changes in equity
Deferred income tax
Net deferred income on revaluation of interest rate hedges	(5,392)	2,543	0
Net loss on revaluation of foreign currency hedges	(5,747)	14,415	0
Additional minimum liability	1,810	(64)	617
Income tax (expense) benefit reported in equity	(9,329)	16,894	617

A reconciliation of income tax expense applicable to income tax at the statutory income before tax rate to income tax expense at the Company’s effective income tax rate for the fiscal years ended March 31, 2006, March 31, 2005 and March 31, 2004 is as follows:

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
Accounting profit before income tax	(13,796)	(79,972)	(120,673)
Notional tax expense on income at KDG’s statutory income tax rate of 39.19% (2005, 2004: 39.19%)	(5,407)	(31,341)	(47,292)
Adjustments in respect of current income tax of previous years	427	2,010	(7,660)
Unrecognized tax losses	8,570	26,998	39,772
Non-deductible expenses	17,324	30,989	14,280
Tax-free income	0	(76)	(210)
Others	(399)	(891)	463
Income tax expense (benefit) according to the income statement	20,515	27,689	(647)

Deferred income taxes

U.S. GAAP deferred income taxes at March 31, 2006, March 31, 2005 and 2004 relates to the following:

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
U.S. GAAP deferred income tax assets
Current deferred income tax assets
Bad debt allowance	12,165	8,384	5,416
Other accruals	1,435	857	869
	13,600	9,241	6,285
Less current allowance for tax losses	(4,836)	(2,791)	(1,419)
Noncurrent deferred income tax assets
Revaluation of hedges to fair value	10,496	35,679	5,876
Fair value adjustment fixed assets	39,645	49,186	64,693
Intangible assets	0	759	1,529
Retirement benefits	3,153	1,472	1,190
Capital lease contracts	1,080	782	374
Tax losses	121,294	97,101	78,114
Others	0	0	57
	175,668	184,979	151,833
Less noncurrent allowance for tax losses	(62,388)	(55,864)	(34,286)
U.S. GAAP gross deferred income tax assets	122,044	135,565	122,413

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
U.S. GAAP deferred income tax liabilities
Current deferred income tax liabilities
Capital lease contracts	12	5	105
Provision for restructuring	0	5	820
	12	10	925
Noncurrent deferred income tax liabilities
Debt issuance cost	35,024	39,103	33,907
Fair value adjustments customer list	82,737	94,681	110,529
Accelerated depreciation for tax purposes	57,824	14,704	0
Revaluation of financial instruments	622	13,425	0
Asset Retirement Obligations	4,679	5,859	6,101
Intangible assets	3,465	3,140	1,450
Capital lease contracts	76	180	176
Others	225	367	0
	184,652	171,459	152,163
U.S. GAAP gross deferred income tax liabilities	184,664	171,469	153,088

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
Net deferred income tax asset (liability) under U.S. GAAP	(62,620)	(35,904)	(30,675)
Net deferred income tax asset (liability) under IFRS	(49,555)	(35,238)	(16,212)
Difference	(13,065)	(666)	(14,463)

Additional U.S. GAAP disclosures

Subsequent Events

Refinancing of the Senior Credit Facility

On May 12, 2006, the full amount of T€ 1,150,000 was drawn down under Facility A of the new Senior Credit Agreement. On the same day KDVS notified the lenders under the previous Senior Credit facility that it would prepay the loan in accordance with the terms of the original agreement. The T€ 1,150,000 proceeds, plus T€ 75,848 million cash from existing cash balances were used to repay the outstanding balances under the previous Senior Credit facility.

Restructuring

The termination benefits to be provided under the “Service Offensive 2006” restructuring plan announced by KDG in March 2006 represent an ongoing benefit arrangement, due to KDG’s past practice of providing similar termination benefits. In accordance with SFAS No. 112, “Employer’s Accounting for Postemployment Benefits”, the expense for these benefits is accrued when the requirements of SFAS No. 5, “Accounting for Contingencies” are met.  Since it is probable that a liability has been incurred and the amount can be reasonably estimated, the liability for the termination benefits pursuant to the ongoing arrangement was recognized under U.S. GAAP as of March 31, 2006. Therefore there is no difference between IFRS and U.S. GAAP related to the addition to the provision for restructuring recorded as of and for the year ending March 31, 2006.

Change in accounting estimates

Effective December 1, 2004, KDG reassessed the useful lives of co-axial cable that are part of the cable network that represents Level 3 from 15 to 20 years (from the original installation date of DTAG) due to a change in the expected pattern of use of the assets. The increase in the remaining depreciation period of these assets resulted in decreased depreciation in the last four months of the financial year ending March 31, 2005. The impact of this change amounted to a lower Net loss by T€ 78,955 and T€ 23,708 in the financial year ending March 31, 2006 and 2005.

Revenue recognition

Under U.S. GAAP, in accordance with SEC Staff Accounting Bulletin No. 104 (SAB 104) revenues should not be recognized until all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the buyer is fixed or determinable, and collectability is reasonably assured. KDG recognizes revenues when all of the criteria of SAB 104 are met.

Installation revenue

Each first-time subscriber is charged an installation fee upon initial connection to the network of KDG. In addition, customers are charged additional connection fees when newly built homes / buildings need to be connected to the main cable network. Under IAS 18 it is possible to recognize revenue after the installation of the network connection is complete. The customer pays the installation fee only in exchange for the connection to the network of KDG. After establishing the cable connection, KDG has completely rendered their contracted services to the customer. There are no other services KDG is contractually required to deliver to the customer in connection with the installation fee other than the one-time connection to the cable network. Separate subscription fees are paid for the delivery of the video and audio signal. Furthermore, there is no difference in the pricing of the monthly, semi-annual or annual subscription fees whether the initiation fee is paid or not. The collectability of the installation fee is also reasonably assured because the customer is required to pay the installation fee in total upfront. KDG has determined that the recognition criteria of IAS 18 has been met upon initial connection. Accordingly KDG did not defer installation revenues under IFRS.

In accordance with SFAS No. 51, “Financial Reporting by Cable Television Companies”, initial installation revenues are recognized as revenues to the extent of direct selling costs incurred. KDG incurs commissions, local advertising targeted for acquisition of new subscribers, and costs of processing documents related to new subscribers acquired which are in excess of installation fees. Accordingly, KDG also recognizes installation revenues under U.S. GAAP when installation is completed.

Multiple Element Arrangements

When a sales arrangement involves multiple elements, the items included in the arrangement (deliverables) are evaluated pursuant to EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”, to determine whether they represent separate units of accounting. The company performs this evaluation at the inception of an arrangement and as KDG delivers each item in the arrangement. Generally, the company accounts for a deliverable (or a group of deliverables) separately if (1) the delivered item(s) has standalone value to the customer, (2) there is objective and reliable evidence of the fair value of the undelivered items included in the arrangement, and (3) if the company has given the customer a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) or service(s) is probable and substantially in our control. During the years ended March 31, 2006, 2005 and 2004 KDG sold digital cable boxes bundled with fixed term contracts for digital cable services. KDG received upfront consideration for the cable boxes.

KDG determined that the sale of cable boxes met the requirements for accounting as a separate unit of accounting since the company sells both cable boxes and services on a stand-alone basis. Accordingly, revenues for the cable boxes were recognized upon delivery to the customer based on relative fair value.

During the year ended March 31, 2006, KDG began marketing new arrangements involving the sale of digital cable boxes for a nominal amount (for example € 0 or € 1) bundled with fixed term contracts with monthly subscription fees. Although the digital cable boxes continue to meet the requirements for accounting as a separate unit of accounting, the portion of arrangement consideration initially allocated to digital cable boxes is reduced to the noncontingent amount represented by the upfront cash payment. Therefore, in these arrangements substantially no consideration is allocated to the delivered cable boxes. The costs of the digital cable boxes exceed the allocated revenues in these arrangements. KDG defers the acquisition costs of the digital cable boxes. This resulted in deferred costs in the amount of T€ 6,565 as of March 31, 2006. The deferred costs are recoverable from the positive margins expected to be generated from the future monthly subscription fees under the noncancelable contracts. The costs are charged to expense proportionally over the shorter of the estimated customer relationship period or the stated contract period. Due to the fact that the stated contract period for those arrangements is 24 months and the expected customer relationship is 60 months the costs are expensed over a period of 24 months resulting in amortization of T€ 1,675 in the year ended March 31, 2006. There were no significant sales of digital cable boxes for nominal amounts under these arrangements during the years ending March 31, 2005 and 2004.

Advertising Costs

Advertising and marketing expenses were T€ 31,255, T€ 28,907 and T€ 7,634 in the years ending March 31, 2006, 2005 and 2004, respectively. Advertising costs are expensed as incurred.

U.S. GAAP Comprehensive Income

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
Net loss in accordance with U.S. GAAP	(34,311)	(107,661)	(120,026)
Other comprehensive (loss), income, net of income taxes:
Cash flow hedging derivatives
Unrealized net gain (loss) on cash flow hedging derivatives, arising during the year, net of T€ (11,121), T€ 33,417 and T€ 0 tax as of March 31, 2006, 2005 and 2004	17,257	(51,851)	0
Reclassification adjustments on cash flow hedging derivatives, net of T€ (18), T€ (16,459) and T€ 0 tax as of March 31, 2006, 2005 and 2004	29	25,537	0
Net unrealized gain (loss) on cash flow hedging derivatives	17,286	(26,314)	0
Minimum pension liability
Minimum pension liability adjustment, net of T€ 1,810, T€ (64) and T€ 617 tax as of March 31, 2006, 2005 and 2004	(2,809)	99	(958)
Total U.S. GAAP comprehensive loss	(19,834)	(133,876)	(120,984)

U.S. GAAP Accumulated other comprehensive loss:

	Unrealized loss on derivative contracts	Minimum pension liability	Accumulated Other Comprehensive Loss
	in T€
Balance April 1, 2003	0	0	0
Year ending March 31, 2004 change	0	(958)	(958)
Balance March 31, 2004	0	(958)	(958)
Year ending March 31, 2005 change	(26,314)	99	(26,215)
Balance March 31, 2005	(26,314)	(859)	(27,173)
Year ending March 31, 2006 change	17,286	(2,809)	14,477
Balance March 31, 2006	(9,028)	(3,668)	(12,696)

Intangible Assets

The following is a summary of the development of intangible assets from April 1, 2004 to March 31, 2006.

	Customer list			Other intangible assets
	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	Difference
	in T€
Cost
April 1, 2004	883,540	681,656	201,884	57,011	64,234	(7,223)
Additions/Disposals	14,960	14,960	0	23,532	23,532	0
Adjustment to PPA	(1,864)	0	(1,864)	1,218	1,239	(21)
March 31, 2005	896,636	696,616	200,020	81,761	89,005	(7,244)
Accumulated Amortization
April 1, 2004	113,355	88,417	24,938	24,618	26,832	(2,214)
Amortization/Disposals	101,091	77,340	23,751	8,369	10,592	(2,223)
March 31, 2005	214,446	165,757	48,689	32,987	37,424	(4,437)
Net book value March 31, 2005	682,190	530,859	151,331	48,774	51,581	(2,807)

	Customer list			Other intangible assets
	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	Difference
	in T€
Cost
April 1, 2005	896,636	696,616	200,020	81,761	89,005	(7,244)
Additions/Disposals	13,098	13,098	0	27,052	27,052	0
March 31, 2006	909,734	709,714	200,020	108,813	116,057	(7,244)
Accumulated Amortization
April 1, 2005	214,446	165,757	48,689	32,987	37,424	(4,437)
Amortization/Disposals	106,937	83,473	23,464	17,288	19,432	(2,144)
March 31, 2006	321,383	249,230	72,153	50,275	56,856	(6,581)
Net book value March 31, 2006	588,351	460,484	127,867	58,538	59,201	(663)

Other intangible assets primarily represent costs of computer software obtained and developed for internal use. Additions to customer list resulted from the acquisitions of Level 4 operators.

Amortization expense for intangible assets recorded in the years ending March 31, 2006, 2005 and 2004 was T€ 124,225, T€ 109,460 and T€ 121,389, respectively. Estimated amortization expense for identifiable intangible assets under U.S. GAAP for the subsequent five years is as follows:

Amount
in T€
Expected amortization expense for the years ending March 31:
2007	124,000
2008	123,000
2009	122,000
2010	121,000
2011	119,000

Rental and leasing obligations

Future minimum lease payments under capital leases and future minimum payments under operating leases and other commitments that have initial or remaining non-cancellable terms in excess of one year, as of March 31, 2006 are shown below:

	Capital leases	Operating leases and other commitments
	in T€
2007	8,337	316,998
2008	7,759	323,550
2009	7,700	216,624
2010	7,700	138,335
2011	7,700	131,768
After March 31, 2011	7,087	1,860,270
Total minimum lease payments	46,283	2,987,545
Executory costs	(6,375)
Imputed interest	(7,840)
Present value of net minimum lease payments	32,068

During the year ending March 31, 2006, KDG entered into new contractual agreements with DTAG for the upgrade of the technical infrastructure and contracts with different broadcasting stations. The future payments under these agreements are included in operating leases and other commitments.

Included in non-cancellable operating lease payments are payments on operating leases for certain portions of the Company’s cable network that are cancellable by the Company upon 12 months notice to the end of a calendar year but are currently expected to be utilized for the term of the lease.

Although the Company has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 – 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30% of the leased capacity the economic penalties will require renewal of the contracts for fifteen years, when the Company believes it will have the ability to replace the capacity. This results in a noncancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70% the lease term is expected to include all renewal periods under the agreement, resulting in a noncancelable lease term of 30 years.

Expense representing lease payments and other commitments were T€ 173,783, T€ 175,944 and T€ 198,922 in the years ending March 31, 2006, 2005 and 2004, respectively.

Long-term debt payments

As of March 31, 2006, the aggregate annual maturities of long-term debt for the next five fiscal years ending March 31 were: 2007: T€ 49,018, 2008: T€ 100,050, 2009: T€ 106,950, 2010: T€ 120,750, 2011: T€ 172,500.

The priority of the Company’s long-term debt is as follows:

1.)                 Senior Credit Agreement, Currency Swap, Interest Swap and Interest Cap

2.)                 Capital Lease

3.)                 Senior Note Tranche EURO and Senior Note Tranche Dollar

4.)                 Intercompany debt

The carrying amount under U.S. GAAP of the shares of KDVS pledged under the Senior Credit Facility is approximately T€ 47,774 as of March 31, 2006.

Subjective acceleration clause

The Company’s senior credit facility (Facility) includes a subjective acceleration clause. As further described in the Facility agreement, if in the opinion of the lenders of two-thirds of the borrowings under the facility, circumstances have arisen which (i) are reasonably likely to be materially adverse to the ability of the Company to meet payment or other obligations under the Facility agreement, (ii) reasonably likely to be materially adverse to the business, assets or financial condition of the Company, or (iii) be reasonably likely to cause the Facility agreements or security interests under the Facility to become ineffective, then an event of default would occur, and the lenders could require immediate repayment of any outstanding borrowings. Management does not believe that the lenders are likely to require immediate repayment under these provisions.

The new Senior Credit Agreement has a similar subjective acceleration clause.

KDG is restricted in dividends or other distributions to any of its holding companies in excess of T€ 60,000.

Employee Benefits

Under IFRS the company followed IFRS 2 “Share-based Payment” for the accounting of the Management Equity Participation Program (MEP) for all periods presented. In the same periods, under U.S. GAAP KDG applied FASB Statement No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R). There are no differences in the amounts recorded under IFRS and U.S. GAAP as of March 31, 2006 and 2005 and for the years ending March 31, 2006, 2005 and 2004 MEP I interests. MEP II and III options are accounted for as liabilities under IFRS and U.S. GAAP.

MEP I

MEP I interest holders and MEP II and III option holders have received proceeds on gains resulting from the sale of their shares and options in the period ending March 31, 2006.

Employees can participate in MEP I as long as they are employed with the company. Upon ceasing employment the General Partner of Cayman Cable L.P. has the right to repurchase vested and unvested interests, and in certain cases employees can put vested interests to the Company. The repurchase price is defined by vesting and special conditions laid down in the Partnership agreement.

	Shares (000)	Weighted-Average Grant Date Fair Value (€)
Nonvested at April 1, 2005	2,673	1.00
Granted	2,259	5.80
Vested	(1,563)	2.58
Forfeited	(289)	1.00
Nonvested at March 31, 2006	3,080	3.72

MEP II and MEP III

The life of all options was estimated to be five years beginning as of the grant date of the separate options. The options vest ratably over 4 years.

For the measurement of the fair value of the options in the year ending March 31, 2006 risk-free rates within the range of 3.51% and 3.59% were used.

For the calculation of the fair value of those options that were granted on October 1, 2004, the fair value of options at the grant date was calculated by considering expected contributions to KDG’s shareholder in November and December 2004 since it was certain that these contributions will occur. For later measurements of the fair values of the options no further dividends were considered as none are expected.

As of March 31, 2006 there was T€ 1,423 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the MEP II and III. That cost is expected to be recognized over a weighted-average period of 2.97 years.

The total compensation cost recognized in income for the year ended March 31, 2006, 2005 and 2004 have been T€ 3,244, T€ 1,470 and T€ 0 respectively. No related tax benefit was recognized. The number of vested share options as of March 31, 2006 is 81,875.

As of March 31, 2006 the aggregate intrinsic value for outstanding share-options under MEP II and MEP III totalling 682,500 amounted to T€ 2,799. Those interests have a weighted-average exercise price of € 4.31 and a weighted-average remaining contractual term of 3.97 years. Upon exercise of the options, the interests issued to the holder are subject to the same repurchase provisions that apply to MEP I interests.

During the financial year ended March 31, 2006, 320,000 options with an intrinsic value of T€ 2,244 have been exercised. In the previous financial years, no options have been exercised.

Related parties

All transactions and balances with wholly owned subsidiaries are eliminated.

Until February 2006 Cayman Cable L. P. (the ultimate parent of KDG and KDVS) was controlled by a consortium consisting of Apax Partners, Goldman Sachs Capital Partners and Providence. As of February 8, 2006 APAX Partners and Goldman Sachs sold their shares to Providence Equity Partners and its co-investing party Ontario Teachers’ Pension Plan Board. The following amounts were paid by KDG to the controlling owners of Cayman Cable L.P.:

Fees related to the acquisition of the cable businesses of DTAG (Senior Loan Facility): T€ 17,000.

Fees related to the Senior Credit Facility (March 29, 2004): T€ 18,270. A Goldman Sachs related entity participated 50% in the syndication of the Senior Loan and 25% in the syndication of the Senior Credit Facility.

Fees related to the SWAP amounted to T€ 2.968.

Valuation accounts

The Company wrote off receivables and related allowance for doubtful accounts totalling T€ 16,805, T€ 10,515 and T€ 8,550 in the fiscal years ended March 31, 2006, 2005 and 2004, respectively.

The Company recorded recoveries of accounts receivables previously written off amounting to T€ 167, T€ 1,375 and T€ 2,017 in the fiscal years ended March 31, 2006, 2005 and 2004, respectively.

Labor concentrations

Approximately 41% of the employees are members of a labor union. In November 2004, KDG entered into a collective bargaining agreement with the labor union effective July 1, 2004. The agreement can be cancelled by either the union or the Company with one month notice, at the end of any months on or after December 31, 2006.

Guarantees

On July 2, 2004 KDG issued T€ 250,000 10.750% Senior Notes due 2014 and TUSD 610,000 10.625% Senior Notes due 2014. KDVS irrevocably guarantees, as primary obligor and not merely as surety, on a senior subordinated basis the full and punctual payment when due, whether at the stated maturity, by acceleration or otherwise, of all payment obligations of KDG, without limitation, under the agreements related to the Senior Notes, whether for payment of principal of or interest on or in respect of the Notes, fees, expenses, indemnification or otherwise. This guarantee is an unsecured, senior subordinated obligation of KDVS which is subordinated to certain other current and future obligations of KDVS and its subsidiaries.

As of March 31, 2006 the maximum potential amount of future undiscounted payments KDVS could be required to make for principal and interest total T€ 471,793 and TUSD 941,128. KDG cannot estimate the maximum potential amount of payments which KDVS could be required to make for amounts other than principal and interest, as such payments would only be determined upon actual default by KDG.

Penalty for Registration Default

KDG will pay additional cash interest on the Notes and Exchange Notes subject to certain exceptions (Registration Defaults):

•       if the Exchange Offer Registration Statement is not declared effective by the SEC within 180 days after April 30, 2006;

•       if the Exchange Offer is not consummated on or before the 30th day after the Exchange Offer Registration is declared effective;

•       an effective declared Registration Statement ceases to be effective or usable.

In case of occurrence of a Registration Default the rate of the additional interest will be 0,5% per annum for the first 180-day period and will increase by an additional 0,5% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 2,0% per annum.

The Exchange Offer Registration was filed with the SEC on April 28, 2006.

Recent Accounting Pronouncements

In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections — a replacement of APB No. 20 and FASB Statement No. 3” (SFAS No. 154). The Statement requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is adopting SFAS No. 154 as of April 1, 2006. Adoption of SFAS No. 154 is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2005, the FASB ratified EITF Issue No. 05-5 “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)” (EITF 05-5). The consensus requires benefits under a Type II ATZ arrangement to be accounted for as a termination benefit under FASB Statement No. 112, “Employers’ Accounting for Postemployment Benefits”. EITF 05-5 is effective for fiscal years beginning after December 15, 2005. The Company is adopting EITF 05-5 as of April 1, 2006. The adoption of EITF 05-5 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2006, the FASB ratified EITF Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43” (EITF 06-2). The EITF reached a consensus on this Issue that an employee’s right to a compensated absence under a sabbatical or other similar benefit arrangement (a) that requires the completion of a minimum service period and (b) in which the benefit does not increase with additional years of service accumulates under paragraph 6(b) of Statement 43 for arrangements in which the individual continues to be a compensated employee and is not required to perform duties for the entity during the absence. The consensus is effective for fiscal years beginning after December 15, 2006. The adoption of EITF 06-2 is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (FIN 48). The Interpretation establishes the threshold for financial statement recognition of the benefits of tax positions taken or expected to be taken in a tax return as “more-likely-than-not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact the provisions of FIN 48 might have on the consolidated financial statements.

Unterföhring, August 30, 2006

Kabel Deutschland GmbH

Christof Wahl	Paul Thomason
Chief Operating Officer	Chief Financial Officer
Speaker of the Management
since December 8, 2005

Manuel Cubero	Rainer Wittenberg
Managing Director,	Chief Commercial Officer
Cable Access and Content
since January 24, 2006

Kabel Deutschland GmbH, Unterföhring

Appendix 1 to Notes

Analysis of Fixed Assets for Period from April 1, 2005 to March 31, 2006

	Acquisition and production cost
	April 1, 2005	Acquisitions	Additions	Disposals	Reclassifications	March, 31, 2006
	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences	77,890,029.69	0.00	20,803,016.04	0.00	1,856,129.64	100,549,175.37
2. Internally generated software	9,747,676.00	0.00	3,041,808.77	0.00	0.00	12,789,484.77
3. Customer List	696,615,984.17	5,605,485.01	572,624.92	58,508.16	6,977,952.43	709,713,538.37
4. Prepayments	1,367,755.27	0.00	3,151,260.98	0.00	(1,799,839.09)	2,719,177.16
	785,621,445.13	5,605,485.01	27,568,710.71	58,508.16	7,034,242.98	825,771,375.67
II. Property and equipment
1. Buildings on non-owned land	4,489,044.69	0.00	1,222,223.28	422,578.09	52,028.90	5,340,718.78
2. Technical equipment	1,333,122,659.69	1,704,994.47	69,221,542.14	442,566.52	22,236,537.60	1,425,843,167.38
3. Other equipment, furniture and fixture	40,495,864.46	0.00	9,313,050.27	553,009.71	1,882,904.32	51,138,809.34
4. Construction in progress	24,976,304.54	0.00	38,999,884.68	0.00	(24,227,761.37)	39,748,427.85
	1,403,083,873.38	1,704,994.47	118,756,700.37	1,418,154.32	(56,290.55)	1,522,071,123.35
III. Financial assets
1. Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03
2. Other financial assets	7,531,492.32	0.00	9,158.37	71,136.64	(6,977,952.43)	491,561.62
	13,352,087.35	0.00	9,158.37	71,136.64	(6,977,952.43)	6,312,156.65
	2,202,057,405.86	7,310,479.48	146,334,569.45	1,547,799.12	0.00	2,354,154,655.67

Analysis of Fixed Assets for Period from April 1, 2005 to March 31, 2006 (Continued)

	Accumulated depreciation and amortization						Net book value
					Change in at-equity
	April 1, 2005	Additions	Disposals	Reclassifications	investment	March, 31,2006	March 31, 2006
	€	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences	36,574,017.44	17,008,999.17	0.00	1,709.51	0.00	53,584,726.12	46,964,449.25
2. Internally generated software	849,968.87	2,421,536.16	0.00	0.00	0.00	3,271,505.03	9,517,979.74
3. Customer List	165,757,814.09	83,481,224.29	8,987.99	0.00	0.00	249,230,050.39	460,483,487.98
4. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	2,719,177.16
	203,181,800.40	102,911,759.62	8,987.99	1,709.51	0.00	306,086,281.54	519,685,094.13
II. Property and equipment
1. Buildings on non-owned land	1,391,701.69	625,802.97	294,623.88	0.00	0.00	1,722,880.78	3,617,838.00
2. Technical equipment	473,482,327.42	111,464,120.09	257,320.92	1,275,918.66	0.00	585,965,045.25	839,878,122.13
3. Other equipment, furniture and fixture	27,698,523.05	5,742,643.44	491,807.93	(1,277,628.17)	0.00	31,671,730.39	19,467,078.95
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	39,748,427.85
	502,572,552.16	117,832,566.50	1,043,752.73	(1,709.51)	0.00	619,359,656.42	902,711,466.93
III. Financial assets
1. Equity investments in Associates	(16,756.76)	0.00	0.00	0.00	275,669.86	258,913.10	5,561,681.93
2. Other financial assets	0.00	0.00	0.00	0.00	0.00	0.00	491,561.62
	(16,756.76)	0.00	0.00	0.00	275,669.86	258,913.10	6,053,243.55
	705,737,595.80	220,744,326.12	1,052,740.72	0.00	275,669.86	925,704,851.06	1,428,449,804.61

Kabel Deutschland GmbH, Unterföhring

Appendix 2 to Notes

Analysis of Fixed Assets for Period from April 1, 2004 to March 31, 2005

	Acquisition and production cost
	April 1, 2004	Additions*	Disposals	Reclassifications	March, 31, 2005
	€	€	€	€	€
I. Intangible assets
1. Software and Licences	46,097,542.15	17,634,783.28	395,863.56	14,553,567.82	77,890,029.69
2. Internally generated software	0.00	4,941,659.00	0.00	4,806,017.00	9,747,676.00
3. Customer List	681,656,064.02	15,204,832.89	244,912.74	0.00	696,615,984.17
4. Prepayments	18,136,748.40	1,351,354.71	0.00	(18,120,347.84)	1,367,755.27
	745,890,354.57	39,132,629.88	640,776.30	1,239,236.98	785,621,445.13
II. Property and equipment
1. Buildings on non-owned land	2,621,169.56	1,632,478.13	8,069.75	243,466.75	4,489,044.69
2. Technical equipment	1,303,405,447.48	51,714,515.42	29,449,482.21	7,452,179.00	1,333,122,659.69
3. Other equipment, furniture and fixture	33,120,882.37	8,900,175.72	1,532,273.57	7,079.94	40,495,864.46
4. Construction in progress	12,414,471.10	21,534,780.54	30,984.43	(8,941,962.67)	24,976,304.54
	1,351,561,970.51	83,781,949.81	31,020,809.96	(1,239,236.98)	1,403,083,873.38
III. Financial assets
1. Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	5,820,595.03
2. Other financial assets	744,561.62	7,091,930.70	305,000.00	0.00	7,531,492.32
	6,565,156.65	7,091,930.70	305,000.00	0.00	13,352,087.35
	2,104,017,481.73	130,006,510.39	31,966,586.26	0.00	2,202,057,405.86

Analysis of Fixed Assets for Period from April 1, 2004 to March 31, 2005 (Continued)

	Accumulated depreciation and amortization						Net book value
					Change in
					at-equity
	April 1, 2004	Additions	Disposals	Reclassifications	investment	March 31, 2005	March, 31, 2005
	€	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences	26,831,687.44	10,137,364.11	395,034.11	0.00	0.00	36,574,017.44	41,316,012.25
2. Internally generated software	0.00	849,968.87	0.00	0.00	0.00	849,968.87	8,897,707.13
3. Customer List	88,417,680.96	77,364,578.94	24,445.81	0.00	0.00	165,757,814.09	530,858,170.08
4. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	1,367,755.27
	115,249,368.40	88,351,911.92	419,479.92	0.00	0.00	203,181,800.40	582,439,644.73
II. Property and equipment
1. Buildings on non-owned land	690,666.56	699,260.67	3,320.75	5,095.21	0.00	1,391,701.69	3,097,343.00
2. Technical equipment	299,890,510.78	202,281,296.41	28,689,479.78	0.01	0.00	473,482,327.42	859,640,332.27
3. Other equipment, furniture and fixture	22,785,005.29	6,396,791.61	1,478,178.63	(5,095.22)	0.00	27,698,523.05	(2,797,341.41)
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	24,976,304.54
	323,366,182.63	209,377,348.69	30,170,979.16	0.00	0.00	502,572,552.16	900,511,321.22
III. Financial assets
1. Equity investments in Associates	188,364.48	0.00	0.00	0.00	(205,121.24)	(16,756.76)	5,837,351.79
2. Other financial assets	0.00	0.00	0.00	0.00	0.00	0.00	7,531,492.32
	188,364.48	0.00	0.00	0.00	(205,121.24)	(16,756.76)	13,368,844.11
	438,803,915.51	297,729,260.61	30,590,459.08	0.00	(205,121.24)	705,737,595.80	1,496,319,810.06

* Included are additions in connection with business combinations in an amount of appr. TEUR 14.954 regarding customer list and appr. TEUR 14.328 with respect to property and equipment.

Kabel Deutschland GmbH, Unterföhring

Appendix 3 to Notes

Analysis of Fixed Assets for Period from April 1, 2003 to March 31, 2004

	Acquisition and production cost
				Purchase Price
	April 1, 2003	Additions	Disposals	adjustment	Reclassifications	March 31, 2004
	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences	40,721,956.26	3,857,906.40	0.00	1,517,679.49	0.00	46,097,542.15
2. Customer List	741,359,444.16	7,500,000.00	0.00	(67,203,380.14)	0.00	681,656,064.02
3. Prepayments	1,584,404.32	16,471,238.43	0.00	81,105.65	0.00	18,136,748.40
	783,665,804.74	27,829,144.83	0.00	(65,604,595.00)	0.00	745,890,354.57
II. Property and equipment
1. Buildings on non-owned land	2,482,293.52	533,718.42	432,384.21	35,746.35	1,795.48	2,621,169.56
2. Technical equipment	1,191,981,983.69	69,182,693.54	7,743,484.86	43,094,373.63	6,889,881.48	1,303,405,447.48
3. Other equipment, furniture and fixture	28,134,205.86	5,150,182.38	723,744.77	560,127.09	111.81	33,120,882.37
4. Construction in progress	8,628,797.58	10,613,328.30	172,680.75	236,814.74	(6,891,788.77)	12,414,471.10
	1,231,227,280.65	85,479,922.64	9,072,294.59	43,927,061.81	0.00	1,351,561,970.51
III. Financial assets
1. Equity investments in Associates	3,333,395.03	2,487,200.00	0.00	0.00	0.00	5,820,595.03
2. Other financial assets	439,561.62	305,000.00	0.00	0.00	0.00	744,561.62
	3,772,956.65	2,792,200.00	0.00	0.00	0.00	6,565,156.65
	2,018,666,042.04	116,101,267.47	9,072,294.59	(21,677,533.19)	0.00	2,104,017,481.73

Analysis of Fixed Assets for Period from April 1, 2003 to March 31, 2004 (Continued)

	Accumulated depreciation and amortization						Net book value
					Change in at-
				Purchase Price	equity
	April 1, 2003	Additions	Disposals	adjustment	investment	March 31, 2004	March 31, 2004
	€	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences	11,820,781.81	14,486,228.21	0.00	524,677.42	0.00	26,831,687.44	19,265,854.71
2. Customer List	4,360,960.89	85,265,331.33	0.00	(1,208,611.26)	0.00	88,417,680.96	593,238,383.06
3. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	18,136,748.40
	16,181,742.70	99,751,559.54	0.00	(683,933.84)	0.00	115,249,368.40	630,640,986.17
II. Property and equipment
1. Buildings on non-owned land	472,351.69	528,511.04	312,714.39	2,518.22	0.00	690,666.56	1,930,503.00
2. Technical equipment	43,956,656.45	251,116,797.75	1,256,175.48	6,073,232.06	0.00	299,890,510.78	1,003,514,936.70
3. Other equipment, furniture and fixture	15,917,701.93	7,330,982.90	664,157.25	200,477.71	0.00	22,785,005.29	10,335,877.08
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	12,414,471.10
	60,346,710.07	258,976,291.69	2,233,047.12	6,276,227.99	0.00	323,366,182.63	1,028,195,787.88
III. Financial assets
1. Equity investments in Associates	22,118.63	0.00	0.00	0.00	166,245.85	188,364.48	5,632,230.55
2. Other financial assets	0.00	0.00	0.00	0.00	0.00	0.00	744,561.62
	22,118.63	0.00	0.00	0.00	166,245.85	188,364.48	6,376,792.17
	76,550,571.40	358,727,851.23	2,233,047.12	5,592,294.15	166,245.85	438,803,915.51	1,665,213,566.22

Kabel Deutschland GmbH
Unterföhring

Interim Consolidated Financial Statements for the Quarter
Ended June 30, 2006

Kabel Deutschland GmbH, Unterföhring
Consolidated Balance Sheet as of June 30, 2006

Assets	Note	June 30, 2006	March 31, 2006
		€	T€
Current Assets
Cash and Cash Equivalents		60,826,623.96	225,092
Trade Receivables	4.1	124,459,352.92	120,799
Receivables from Shareholders	4.1	351,059.00	351
Receivables from Affiliates	4.1	1,682,833.62	1,566
Receivables from Associates	4.1	4,954,876.00	590
Inventories	4.2	15,586,650.32	13,453
Receivables from Tax Authorities		1,985,449.59	1,473
Other Current Assets		11,679,237.01	14,111
Prepaid Expenses		20,446,737.25	19,081
Total current Assets		241,972,819.67	396,516
Non-current Assets
Intangible Assets	4.3	507,940,866.17	519,685
Property and Equipment	4.3	906,311,163.14	902,711
Equity Investments in Associates		6,083,284.90	5,562
Other Financial Assets		341,561.62	492
Deferred Tax Assets		407,099.64	396
Other Non-current Assets		775,846.00	603
Total non-current Assets		1,421,859,821.47	1,429,449
Total Assets		1,663,832,641.14	1,825,965

Equity and Liabilities	Note	June 30, 2006	March 31, 2006
		€	T€
Current Liabilities
Current Financial Liabilities	4.4	40,188,362.17	97,473
Trade Payables		155,254,281.04	160,690
Liabilities to Affiliates		3,824,676.12	3,795
Liabilities to Associates		322,887.32	323
Other current Provisions		9,208,558.77	9,288
Liabilities due to Income Taxes		13,460,387.32	19,419
Deferred Income		202,257,128.33	246,744
Other current Liabilities		54,871,177.45	69,499
Total current Liabilities		479,387,458.52	607,231
Non-current Liabilities
Senior Notes	4.4	692,340,700.18	715,771
Non-current Financial Liabilities	4.4	1,174,267,480.68	1,174,886
Deferred Tax Liabilities		58,491,160.07	49,951
Provisions for Pension	4.5	21,072,155.00	19,798
Other non-current Provisions	4.6	20,426,802.27	20,212
Other non-current Liabilities		44,898,939.98	47,515
Total non-current Liabilities		2,011,497,238.18	2,028,133
Equity
Subscribed Capital		1,025,000.00	1,025
Capital Reserve		40,840,010.96	40,840
Cash Flow Hedge Reserve		(10,893,724.61)	(9,029)
Accumulated Deficit		(858,023,341.91)	(842,235)
Total Equity (Deficit)		(827,052,055.56)	(809,399)
Total Equity and Liabilities		1,663,832,641.14	1,825,965

The accompanying notes to this balance sheet form an integral part to these consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring
Consolidated Income Statement
for the period from April 1, 2006 to June 30, 2006

	Note	Apr. 1, 2006 - June 30, 2006	Apr. 1, 2005 - June 30, 2005
		€	T€
Revenues	3.1	265,668,570.87	251,088
Cost of Services Rendered		(134,646,380.29)	(117,821)
thereof depreciation T€ 31,010 (prior period T€ 28,346)
Other Operating Income		2,172,677.36	2,534
Selling Expenses		(72,171,624.70)	(62,509)
thereof depreciation/ amortization T€ 22,420 (prior period T€ 21,633)
General and Administrative Expenses		(26,468,504.11)	(20,181)
thereof depreciation T€ 3,931 (prior period T€ 3,212)
Profit from Ordinary Activities		34,554,739.13	53,111
Interest Income		887,237.77	621
Interest Expense		(42,536,414.29)	(44,097)
Appreciation on investments and other securities		265,356.66	250
Income from Associates		521,602.97	362
Loss before Taxes		(6,307,477.76)	10,247
Taxes on Income		(9,480,946.32)	(1,387)
Net loss		(15,788,424.08)	8,860

The accompanying notes to this income statement form an integral part to these consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring
Consolidated Statement of Cash Flows
for the period from April 1, 2006 to June 30, 2006

	April 1, 2006 - June 30, 2006	April 1, 2005 - June 30, 2005
	T€	T€
1. Cash flows from operating activities
Net loss	(15,788)	8,860
Adjustments to reconcile net loss to cash provided by operations:
Taxes on income	9,481	1,387
Interest expense	42,536	44,097
Interest income	(887)	(621)
Depreciation and amortization on fixed assets	57,361	53,191
Depreciation on investments and other securities	(265)	(250)
Gain on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)	158	85
Income from associates	(522)	(362)
Compensation expense relating to share-based payments	(1,457)	1,111
	90,617	107,498
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories	(2,134)	(389)
Increase (-) / decrease (+) of trade receivables	(3,660)	(258)
Increase (-) / decrease (+) of other assets	(4,993)	2,090
Increase (+) / decrease (-) of trade payables	(5,728)	(1,956)
Increase (+) / decrease (-) of other provisions	(86)	(1,579)
Increase (+) / decrease (-) of deferred income	(44,487)	(42,197)
Increase (+) / decrease (-) of provisions for pensions	983	605
Increase (+) / decrease (-) of other liabilities	(18,401)	(2,877)
Cash provided by operations	12,111	60,937
Income taxes paid (-) / received (+)	(2,611)	3,097
Net cash from operating activities	9,500	64,034
2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)	39	14
Cash paid for investments in intangible assets	(12,645)	(4,936)
Cash paid for investments in property and equipment	(34,746)	(14,823)
Cash paid for acquisitions	(1,873)	0
Cash paid for investments in financial assets	0	(9)
Cash paid for additional incidental acquisition costs	0	0
Interest received	864	595
Dividends received from associates	0	0
Net cash used in investing activities	(48,361)	(19,159)
3. Cash flows from financing activities
Cash received from contribution to capital reserve	0	0
Cash payments to shareholders (redemption of loans)	0	0
Cash payments to shareholders (dividends and other distributions)	0	0
Cash received from senior notes and non-current financial liabilities	0	0
Cash repayments of non-current financial liabilities	(75,848)	0
Cash payments for reduction of finance lease liabilities	(1,548)	(966)
Interest and transaction costs paid	(48,273)	(18,594)
Net cash used in financing activities	(125,669)	(19,560)
4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)	(164,530)	25,315
Depreciation on investments and other securities	265	250
Cash and cash equivalents at the beginning of the period	225,092	132,758
Cash and cash equivalents at the end of the period	60,827	158,323
Additional Information
Investments relating to capital lease	0	0
Other non cash investments	0	0

The accompanying notes to this cash flow statement form an integral part to these consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring
Statement of Changes in Consolidated Equity
for the period from April 1, 2006 to June 30, 2006

	Subscribed capital	Capital reserve	Cash flow hedge reserve	Accumulated deficit	Equity (Deficit)
	T€	T€	T€	T€	T€
Balance as of April 1, 2006	1,025	40,840	(9,028)	(842,235)	(809,398)
Changes in fair value of hedging instruments (net of tax)	0	0	(1,865)	0	(1,865)
Net loss of the period	0	0	0	(15,788)	(15,788)
Balance as of June 30, 2006	1,025	40,840	(10,893)	(858,023)	(827,051)

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring
Statement of Changes in Consolidated Equity
for the period from April 1, 2005 to June 30, 2005

	Subscribed capital	Capital reserve	Cash flow hedge reserve	Accumulated deficit	Equity (Deficit)
	T€	T€	T€	T€	T€
Balance as of April 1, 2005	1,025	35,890	(26,314)	(765,417)	(754,816)
Additions relating to share-based payment	0	236	0	0	236
Changes in fair value of hedging instruments (net of tax)	0	0	(841)	0	(841)
Net loss of the period	0	0		8,860	8,860
Balance as of June 30, 2005	1,025	36,126	(27,155)	(756,557)	(746,561)

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

Selected Explanatory
Notes to the Interim Consolidated
Financial Statements for

Kabel Deutschland GmbH
as of June 30, 2006

1.                     General Information

Kabel Deutschland GmbH (together with its subsidiaries “KDG” or “Company”) has prepared interim consolidated financial statements in accordance with IAS 34.

All standards that were already applied for the consolidated financial statements for the fiscal year ended March 31, 2006 were applied for the interim consolidated financial statements for the quarter ended June 30, 2006 as required by IAS 34. These interim consolidated financial statements are not a complete set of financial statements in accordance with IAS 1. The notes disclosed are selected explanatory notes and, therefore, not in full compliance with IAS 1. These interim financials should be read in conjunction with KDG’s annual report for the fiscal year ended March 31, 2006.

The amounts in the interim consolidated financial statements are prepared in thousands of Euros (“T€”) except where otherwise stated.

2.                     Accounting and Valuation Methods

With respect to the interim consolidated financials statements for the quarter ended June 30, 2006, in general consistent accounting and valuation methods were applied compared to the consolidated financials statements as of March 31, 2006, except for the change described below.

In the first quarter ended June 30, 2006, the Company modified their business conditions with respect to the implementation of minimum duration of customer contracts. The minimum duration depends on the different types of products offered by the Company. Due to this modification the Company began to capitalize the related sales commissions of its sales agents and call center representatives as they considered realizable based on future contractual revenue streams. The amortization period of these amounts is the expected customer relationship of the contracts and is based on a range between 4 and 8.5 years. Amortization is calculated based on the straight-line method. In the quarter ended June 30, 2006, costs in an amount of T€ 5,067 were capitalized including amortization in the amount of T€ 170.

3.                     Notes to the Income Statement

3.1 Revenues

Revenues were only generated in Germany and were centered in the following core business activities:

	Apr. 1, 2006 - Jun. 30, 2006	Apr. 1, 2005 - Jun. 30, 2005
	T€	T€
Analog television subscription fees and services	229,456	227,951
Digital pay television subscription fees, goods and services	21,828	15,690
High Speed Internet subscription fees and services	4,234	1,040
Phone subscription fees and services	4,811	17
TKS and other revenues	5,340	6,390
Total Revenues	265,669	251,088

4.                     Notes to the Balance Sheet

4.1 Receivables

	June 30, 2006	March 31, 2006
	T€	T€
Gross trade receivables	167,078	160,630
Bad debt allowance	(42,619)	(39,831)
Trade receivables	124,459	120,799
Receivables from shareholders	351	351
Receivables from affiliates	1,683	1,566
Receivables from associates	4,955	590
	6,989	2,507

The Company recorded net bad debt expense of approximately T€ 4,343 during the quarter ended June 30, 2006 compared to net bad debt expense of T€ 5,045 in the quarter ended June 30, 2005.

4.2 Inventories

	June 30, 2006	March 31, 2006
	T€	T€
Raw materials, consumables and supplies	2,184	2,409
Work in process	142	71
Finished goods and merchandise	13,261	10,973
	15,587	13,453

For the quarter ended June 30, 2006, the inventory allowance related to obsolete inventory increased by T€ 43 compared to T€ 25 in the quarter ended June 30, 2005.

4.3 Intangible Assets/ Property and Equipment

With respect to additions and disposals of intangible assets and property and equipment see the schedule of fixed assets in Appendixes 1 and 2 to these notes.

4.4 Financial Liabilities (current and non-current) and 2014 Senior Notes

Senior Credit Facility

On March 29, 2004 the Company entered into a T€ 2,600,000 senior credit facility to provide the funds to refinance existing indebtedness, to provide the necessary funds for a T€ 118,375 distribution to the Company’s shareholders, to grant a loan to Cable Holding S.à r.l., Luxemburg (“LuxCo”) of T€ 149,975 and to provide the vast majority of the funds required to acquire three regional cable television operators. The senior credit facility was reduced by T€ 1,180,000 at the termination of the sale and purchase agreements relating to the acquisitions in September 2004.

On March 13, 2006 KDG entered into a commitment letter for a new senior credit facility agreement. This agreement is comprised of two facilities, a T€ 1,150,000 term loan facility (Facility A) and a T€ 200,000 revolving credit facility (Facility B). Facility A and Facility B mature on March 31, 2012 (together the “Senior Credit Facility”). On May 12, 2006 Facility A was fully drawn and the proceeds (T€ 1,150,000) coupled with available cash were used to repay and cancel the existing bank facility (T€ 75,848). Facility B may be borrowed, repaid and reborrowed through one month prior to the final maturity date.

Borrowings under the Facility B may be used for the purpose of repaying the existing bank facility and for general corporate purposes of the group.

The Company must repay the Facility A and outstanding Facility B loans in full on March 31, 2012. The Senior Credit Facility is secured by all the assets of Kabel Deutschland Vertrieb und Services GmbH & Co. KG (“KDVS”) and a first pledge on 100% of the shares of KDVS which are owned and offered as security by KDG under its guarantee.

Interest rates on the Senior Credit Facility are based on a one, two, three or six months EURIBOR plus a margin or on EURIBOR based on any other period shorter than six months agreed with the company and the Lenders.

Initially the margin for the Senior Credit Facility will be 2.00 per cent until the first setting of the relevant ratio of Consolidated Total Net Borrowings to Consolidated EBITDA (as defined in the Senior Credit Facility agreement). Thereafter, the margin is based on the ratio of Consolidated Total Net Borrowings to Consolidated EBITDA (as defined in the Senior Credit Facility agreement “EBITDA as adjusted”) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA as adjusted	Margin
(per cent. per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

For each undrawn and uncancelled amount of Facility B, KDVS pays a commitment fee of 0.625 per cent.

The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following (from 2006 through 2012):

•       EBITDA to Net Interest             1.75 x – 3.00 x

•       Senior Net Debt to EBITDA      4.00 x – 2.00 x

Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts, (iii) 50 per cent of the proceeds received from the sale of shares on the public market (if consolidated senior total net borrowings to consolidated EBITDA is greater than or equal 2:1).

At June 30, 2006, T€ 1,150,000 were outstanding under the Tranche Facility A at an interest rate of approximately 5.061%. As of June 30, 2006, no loans under the Facility B were outstanding. The Company entered into caps and swaps in order to mitigate the exposure to interest rate risks with respect to the Senior Credit Facility. Hedge accounting will be continued with respect to the new Senior Credit Facility.

Senior Notes

On July 2, 2004, KDG GmbH issued approximately T€ 755,553 of Senior Notes due 2014 (“2014 Senior Notes”).

Currency risk relating to the US dollar-denominated principal and interest payments required by the 2014 Senior Notes are hedged with cross-currency interest rate swaps.

Current

	June 30, 2006	March 31, 2006
	T€	T€
Current financial liabilities	40,188	97,473

For the interim consolidated financial statements ended June 30, 2006, KDG had current financial liabilities primarily related to accrued interest on the 2014 Senior Notes (T€ 39,279).

Non-current

	June 30, 2006	March 31, 2006
	T€	T€
2014 Senior Notes	692,341	715,771

	June 30, 2006	March 31, 2006
	T€	T€
Senior Credit Facility	1,120,211	1,147,822
Swap	54,056	27,064
	1,174,267	1,174,886

The balance of the 2014 Senior Notes recorded in the financial statements was comprised of the following:

	June 30, 2006	March 31, 2006
	T€	T€
Amount payable	755,553	755,553
Financing and transaction costs	(42,587)	(42,587)
Accretion of liabilities	5,104	4,392
Exchange rate effect	(25,729)	(1,587)
	692,341	715,771

The balance of the refinanced Senior Credit Facility as of March 31, 2006 and the new Senior Credit Facility as of June 30, 2006 recorded in the financial statements was comprised of the following:

	June 30, 2006	March 31, 2006
	T€	T€
Amount payable (excluding current maturities)	1,150,000	1,225,848
Financing and transaction costs	(30,416)	(85,733)
Accretion of liabilities	627	83,411
	1,120,211	1,223,526
Thereof current	0	75,704
Thereof non-current	1,120,211	1,147,822

The remaining transaction costs related to the former Senior Credit Facility in the amount of T€ 2,322 were released into interest expense on May 12, 2006.

4.5 Provisions for Pension

Change in net pension liability recognized in the consolidated balance sheet

	June 30, 2006	March 31, 2006
	T€	T€
Net liability (opening balance)	19,798	17,579
Expenses recognized in the consolidated income statement	1,274	3,450
Benefits paid	0	(181)
Transfers to DTAG*	0	(1,050)
Net liability (ending balance)	21,072	19,798

An estimation of pension provisions for the quarter ended June 30, 2006 was performed by the Company based on an actuarial pension appraisal as of April 4, 2006.

* Deutsche Telekom AG

Pension expenses recognized in the consolidated income statement

	Apr. 1, 2006 - June 30, 2006	Apr. 1, 2005 - June 30, 2005
	T€	T€
Current service cost	889	602
Interest expense	291	244
Recognized actuarial losses	94	2
	1,274	848

The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

Pension expense is allocated to the following items of the consolidated income statement:

	Apr. 1, 2006 - June 30, 2006	Apr. 1, 2005 - June 30, 2005
	T€	T€
Cost of services rendered	345	317
Selling expenses	336	170
General and administrative expenses	302	117
Interest expense	291	244
	1,274	848

4.6 Other Provisions (current and non-current)

	Balance as of April 1, 2006	Utilization	Reversal	Addition	Interest	Balance as of June 30, 2006
	T€	T€	T€	T€	T€	T€
Anniversary payments	249	5	0	7	0	251
Asset retirement obligations	19,964	10	0	0	222	20,176
Restructuring	6,439	112	40	34	0	6,321
Legal fees and litigation costs	1,807	2	0	42	0	1,847
Other	1,041	0	0	0	0	1,041
Total other provisions	29,500	129	40	83	222	29,636

Other provisions can be segregated into current obligations (T€ 9,209) and non-current obligations (T€ 20,427).

5.                     Other Notes

5.1 Other Financial Obligations and Contingencies

Financial obligations as of June 30, 2006 and March 31, 2006 include obligations under SLA’s* and are calculated based on KDG’s earliest possible termination date as follows:

		June 30, 2006				March 31, 2006
	Due	Due			Due	Due
	up to	between	more than		up to	between	more than
	1 year	1 and 5 years	5 years	Total	1 year	1 and 5 years	5 years	Total
	in T€
Type of liability
1. Agreements with DTAG and subsidiaries	213,999	261,219	29,562	504,780	206,980	272,378	24,591	503,949
2. License, rental and operating lease commitments	53,802	76,467	22,954	153,223	62,050	79,605	26,246	167,901
3. Other	22,362	41,678	2,199	66,239	22,152	45,234	2,293	69,679
Total	290,163	379,364	54,715	724,242	291,182	397,217	53,130	741,529

The lease expenses for cable duct space are T€ 25,879 for the quarter ended June 30, 2006 compared to T€ 26,053 for the quarter ended June 30, 2005. While the Company can cancel these agreements at its option after December 31, 2007, the Company currently intends to utilize the cable ducts to run its business for the foreseeable future. As of June 30 and March 31, 2006, the total financial obligations for cable ducts through March 31, 2033 amounted to T€ 2,297,649 and T€ 2,323,465, respectively. After March 31, 2033 these duct space leases can be cancelled at the option of DTAG.

For the quarter ended June 30, 2006, leasing expenses were T€ 44,184 compared to T€ 42,804 for the quarter ended June 30, 2005.

* Service Level Agreements

5.2 Share-Based Payments

As of April 19, 2006, Cayman Cabel Holding L.P. agreed to assume obligations under PIK-Notes issued by P4 Cayman Cable Ltd. As a result of that, the partnership decided to adjust the number of interests and options to reflect this change resulting in the issue of additional interests and options to the MEP holders. At the same time, the strike price for the options was adjusted by the same proportion.

In addition, at April 19, 2006, Cayman Cable Holding L.P. granted the holders of interests and options an additional year vesting. As a result, the vested part of the interests and options of the MEP holders increased by 25% in addition to the scheduled vesting.

6.     Segment Reporting

Segment information by business segment is as following:

	Access		TV and Radio		High-Speed Internet		TKS		Other		Total Group
	Apr. 1 - Jun. 30		Apr. 1 - Jun. 30		Apr. 1 - Jun. 30		Apr. 1 - Jun. 30		Apr. 1 - Jun. 30		Apr. 1 - Jun. 30
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	T€		T€		T€		T€		T€		T€
Revenues	210,721	210,643	39,918	33,056	9,045	1,057	5,985	6,332	0	0	265,669	251,088
Profit or loss from ordinary activities	68,124	73,946	5,869	30	(12,811)	(1,866)	942	1,220	(27,569)	(20,219)	34,555	53,111
Depreciation and amortization	(49,384)	(47,498)	(2,261)	(1,924)	(1,087)	(270)	(380)	(391)	(4,249)	(3,108)	(57,361)	(53,191)
Additions fixed assets	12,952	10,183	6,574	335	20,156	2,152	68	222	11,015	6,877	50,765	19,769

Unterföhring, August 29, 2006

Christof Wahl	Paul Thomason
Chief Operating Officer	Chief Financial Officer
Speaker of the Management
Manuel Cubero	Rainer Wittenberg
Managing Director,	Chief Commercial Officer
Cable Access and Content

Kabel Deutschland GmbH, Unterföhring

Appendix 1 to Notes

Analysis of Fixed Assets for Period from April 1, 2006 to June 30, 2006

	Acquisition and production cost
	April 1, 2006	Acquisitions	Additions	Disposals	Reclassifications	June 30, 2006
	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences	100,549,175.37	0.00	9,712,237.21	3,239,616.88	236,814.00	107,258,609.70
2. Internally generated software	12,789,484.77	0.00	57,633.34	0.00	0.00	12,847,118.11
3. Customer List	709,713,538.37	1,588,393.29	72,713.19	0.00	0.00	711,374,644.85
4. Prepayments	2,719,177.16	0.00	2,802,139.66	0.00	(236,814.00)	5,284,502.82
	825,771,375.67	1,588,393.29	12,644,723.40	3,239,616.88	0.00	836,764,875.48
II. Property and equipment
1. Buildings on non-owned land	5,340,718.78	0.00	109,319.92	0.00	1,486.00	5,451,524.70
2. Technical equipment	1,425,843,167.38	285,347.44	15,022,436.09	1,067,930.70	16,481,210.12	1,456,564,230.33
3. Other equipment, furniture and fixtures	51,138,809.34	0.00	2,756,010.25	395,886.15	403,861.01	53,902,794.45
4. Construction in progress	39,748,427.85	0.00	16,858,492.21	0.00	(16,886,557.13)	39,720,362.93
	1,522,071,123.35	285,347.44	34,746,258.47	1,463,816.85	0.00	1,555,638,912.41
III. Financial assets
1. Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03
2. Others	491,561.62	0.00	0.00	150,000.00	0.00	341,561.62
	6,312,156.65	0.00	0.00	150,000.00	0.00	6,162,156.65
	2,354,154,655.67	1,873,740.73	47,390,981.87	4,853,433.73	0.00	2,398,565,944.54

Analysis of Fixed Assets for Period from April 1, 2006 to June 30, 2006 (Continued)

	Accumulated depreciation and amortization						Net book value
					Change in
	April 1,				at-equity	June 30,	June 30,	March 31,
	2006	Additions	Disposals	Reclassifications	investment	2006	2006	2006
	€	€	€	€	€	€	€	T€
I. Intangible assets
1. Software and Licences	53,584,726.12	4,444,702.21	3,239,616.88	0.00	0.00	54,789,811.45	52,468,798.25	46,964
2. Internally generated software	3,271,505.03	614,011.48	0.00	0.00	0.00	3,885,516.51	8,961,601.60	9,518
3. Customer List	249,230,050.39	20,918,630.96	0.00	0.00	0.00	270,148,681.35	441,225,963.50	460,484
4. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	5,284,502.82	2,719
	306,086,281.54	25,977,344.65	3,239,616.88	0.00	0.00	328,824,009.31	507,940,866.17	519,685
II. Property and equipment
1. Buildings on non-owned land	1,722,880.78	187,477.92	0.00	0.00	0.00	1,910,358.70	3,541,166.00	3,618
2. Technical equipment	585,965,045.25	29,320,894.18	1,039,213.36	0.00	0.00	614,246,726.07	842,317,504.26	839,878
3. Other equipment, furniture and fixtures	31,671,730.39	1,874,829.26	375,895.15	0.00	0.00	33,170,664.50	20,732,129.95	19,467
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	39,720,362.93	39,748
	619,359,656.42	31,383,201.36	1,415,108.51	0.00	0.00	649,327,749.27	906,311,163.14	902,711
III. Financial assets
1. Equity investments in Associates	258,913.10	0.00	0.00	0.00	(521,602.97)	(262,689.87)	6,083,284.90	5,562
2. Others	0.00	0.00	0.00	0.00	0.00	0.00	341,561.62	492
	258,913.10	0.00	0.00	0.00	(521,602.97)	(262,689.87)	6,424,846.52	6,054
	925,704,851.06	57,360,546.01	4,654,725.39	0.00	(521,602.97)	977,889,068.71	1,420,676,875.83	1,428,450

Kabel Deutschland GmbH, Unterföhring

Appendix 2 to Notes

Analysis of Fixed Assets for the Period from April 1, 2005 to June 30, 2005

	Acquisition and production cost
	April 1, 2005	Acquisitions	Additions	Disposals	Reclassifications	June 30, 2005
	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences	77,890,029.69	0.00	2,718,402.97	0.00	7,694.20	80,616,126.86
2. Internally generated software	9,747,676.00	0.00	1,232,563.00	0.00	0.00	10,980,239.00
3. Customer List	696,615,984.17	495,712.82	0.00	0.00	0.00	697,111,696.99
4. Prepayments	1,367,755.27	0.00	489,323.91	0.00	0.00	1,857,079.18
	785,621,445.13	495,712.82	4,440,289.88	0.00	7,694.20	790,565,142.03
II. Property and equipment
1. Buildings on non-owned land	4,489,044.69	0.00	320,731.35	0.00	17,028.90	4,826,804.94
2. Technical equipment	1,333,122,659.69	112,685.81	11,150,543.05	207,283.94	8,531,829.80	1,352,710,434.41
3. Other equipment, furniture and fixture	40,495,864.46	0.00	777,903.31	74,432.52	52,286.73	41,251,621.98
4. Construction in progress	24,976,304.54	0.00	2,461,563.93	0.00	(8,608,839.63)	18,829,028.84
	1,403,083,873.38	112,685.81	14,710,741.64	281,716.46	(7,694.20)	1,417,617,890.17
III. Financial assets
1. Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03
2. Others	7,531,492.32	0.00	9,104.62	0.00	0.00	7,540,596.94
	13,352,087.35	0.00	9,104.62	0.00	0.00	13,361,191.97
	2,202,057,405.86	608,398.63	19,160,136.14	281,716.46	0.00	2,221,544,224.17

Analysis of Fixed Assets for the Period from April 1, 2005 to June 30, 2005 (Continued)

	Accumulated depreciation and amortization
					Change in		Net book value
	April 1, 2005	Additions	Disposals	Reclassifications	at-equity investment	June 30, 2005	June 30, 2005	March 31, 2005
	€	€	€	€	€	€	€	T€
I. Intangible assets
1. Software and Licences	36,574,017.44	3,289,548.17	0.00	0.00	0.00	39,863,565.61	40,752,561.25	41,316
2. Internally generated software	849,968.87	517,632.13	0.00	0.00	0.00	1,367,601.00	9,612,638.00	8,898
3. Customer List	165,757,814.09	20,542,549.28	0.00	0.00	0.00	186,300,363.37	510,811,333.62	530,858
4. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	1,857,079.18	1,368
	203,181,800.40	24,349,729.58	0.00	0.00	0.00	227,531,529.98	563,033,612.05	582,440
II. Property and equipment
1. Buildings on non-owned land	1,391,701.69	144,167.25	0.00	0.00	0.00	1,535,868.94	3,290,936.00	3,097
2. Technical equipment	473,482,327.42	27,429,087.59	123,921.37	0.00	0.00	500,787,493.64	851,922,940.77	859,640
3. Other equipment, furniture and fixture	27,698,523.05	1,267,915.93	57,348.41	0.00	0.00	28,909,090.57	12,342,531.41	12,797
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	18,829,028.84	24,976
	502,572,552.16	28,841,170.77	181,269.78	0.00	0.00	531,232,453.15	886,385,437.02	900,511
III. Financial assets
1. Equity investments in Associates	(16,756.76)	0.00	0.00	0.00	(362,161.89)	(378,918.65)	6,199,513.68	5,837
2. Others	0.00	0.00	0.00	0.00	0.00	0.00	7,540,596.94	7,531
	(16,756.76)	0.00	0.00	0.00	(362,161.89)	(378,918.65)	13,740,110.62	13,369
	705,737,595.80	53,190,900.35	181,269.78	0.00	(362,161.89)	758,385,064.48	1,463,159,159.69	1,496,320

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Kabel Deutschland Vertrieb and Service GmbH & Co. KG, Unterföhring:

We have audited the accompanying combined / consolidated balance sheets of Kabel Deutschland Vertrieb and Service GmbH & Co. KG, Unterföhring, as of March 31, 2006, 2005 and 2004, and the related combined / consolidated income statements, statements of changes in combined / consolidated equity, and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures  that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined / consolidated financial position of Kabel Deutschland Vertrieb and Service GmbH & Co. KG, Unterföhring, at March 31, 2006, 2005 and 2004, and the combined / consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 6 to the combined / consolidated financial statements.

As discussed in Notes 2.9, 3.7, 4.15, 4.16, 5.4 and 6 to the financial statements, the Company adopted International Accounting Standard No. 39 effective April 1, 2004.

September 4, 2006

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft
Munich, Germany

/s/ Müller	/s/ Bostedt
Wirtschaftsprüfer	Wirtschaftsprüfer

Kabel Deutschland Vertrieb und
Service GmbH & Co. KG
Unterföhring

Combined / Consolidated
Financial Statements
March 31, 2006

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring
Combined/ Consolidated Balance Sheet as of March 31, 2006

Assets	Note	March 31, 2006	March 31, 2005	March 31, 2004
		€	T€	T€
Current Assets
Cash and Cash Equivalents	4.1	223,070,216.90	132,744	2,888
Trade Receivables	4.2	120,789,396.13	81,269	56,760
Receivables from Shareholders	4.2	287,283,099.87	185,247	283,015
Receivables from Affiliates	4.2	38,156.46	38	525
Receivables from Associates	4.2	0.00	5	4,957
Inventories	4.3	13,453,100.53	7,551	5,557
Receivables from Tax Authorities	4.4	235,811.70	213	449
Other current Assets	4.5	9,188,646.67	6,368	7,798
Prepaid Expenses	4.5	16,553,127.86	20,749	2,359
Total current Assets		670,611,556.12	434,184	364,308
Non-current Assets
Intangible Assets	4.6	517,956,919.13	578,973	628,734
Property and Equipment	4.7	902,062,222.93	897,442	1,027,308
Equity Investments in Associates	4.8	1,857,667.07	2,094	2,307
Other Financial Assets		352,000.00	7,392	605
Receivables from Shareholders		1,088,445.42	0	0
Deferred Tax Assets	3.9	396,164.00	323	188
Other non-current Assets		603,246.00	799	0
Total non-current Assets		1,424,316,664.55	1,487,023	1,659,142
Total Assets		2,094,928,220.67	1,921,207	2,023,450

Equity and Liabilities	Note	March 31, 2006	March 31, 2005	March 31, 2004
		€	T€	T€
Current Liabilities
Current Financial Liabilities	4.11	77,123,116.34	355	34,930
Trade Payables		146,269,308.93	96,009	113,681
Payments on Account		0.00	16	23
Liabilities to Affiliates		0.00	0	270
Liabilities to Associates		0.00	4	0
Other current Provisions	4.13	9,193,951.17	6,921	12,251
Liabilities due to Income Taxes	3.9	18,704,704.95	23,251	18,013
Deferred Income	4.10	246,743,891.15	243,502	195,403
Other current Liabilities	4.9	58,170,229.14	38,248	45,697
Total current Liabilities		556,205,201.68	408,306	420,268
Non-current Liabilities
Non-current Financial Liabilities	4.11	1,151,665,562.33	1,180,470	1,335,500
Deferred Tax Liabilities	3.9	39,013,177.00	30,129	17,320
Provisions for Pension	4.12	17,958,888.00	15,799	16,922
Other non-current Provisions	4.13	20,210,427.75	18,211	20,606
Other non-current Liabilities	4.14	28,082,288.52	33,783	38,723
Capital attributable to the Limited Partners	4.15	1,420,000,000.00	1,340,000	0
Total non-current Liabilities		2,676,930,343.60	2,618,392	1,429,071
Equity
Subscribed Capital	4.16	1,000.00	0	2
Capital Reserve	4.16	26,576,362.06	14,279	293,823
Cash Flow Hedge Reserve	4.16	6,007,997.57	(5,358)	0
Accumulated Deficit	4.16	(1,170,792,684.24)	(1,114,412)	(119,714)
Total Equity (Deficit)		(1,138,207,324.61)	(1,105,491)	174,111
Total Equity and Liabilities		2,094,928,220.67	1,921,207	2,023,450

The accompanying notes to this balance sheet form an integral part to these combined/ consolidated financial statements.

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring
Combined/ Consolidated Income Statement
for the period from April 1, 2005 to March 31, 2006

	Note	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005	Apr. 1, 2003 - Mar. 31, 2004
		€	T€	T€
Revenues	3.1	1,012,132,857.13	1,003,175	962,083
Cost of Services Rendered	3.2	(489,504,163.65)	(573,019)	(616,463)
thereof depreciation T€ 117,428 (prior year T€ 206,691; for the year ended March 31, 2004 T€ 261,781)
Other Operating Income	3.3	12,298,237.59	17,879	30,940
Selling Expenses	3.4	(271,541,528.41)	(255,641)	(219,433)
thereof depreciation/ amortization T€ 88,155 (prior year T€ 81,249; for the year ended March 31, 2004 T€ 92,392)
General and Administrative Expenses	3.5	(87,095,556.22)	(97,718)	(75,393)
thereof depreciation T€ 14,771 (prior year T€ 9,789; for the year ended March 31, 2004 T€ 10,148)
Profit from Ordinary Activities		176,289,846.44	94,676	81,734
Interest Income	3.7	3,867,426.69	6,103	6,910
Interest Expense	3.7	(147,460,008.96)	(99,777)	(207,521)
Depreciation on investments and other securities		(127,359.81)	(251)	0
Income from Associates		(27,713.62)	(9)	(12)
Expense / Income due to Changes in Capital Attributable to the Limited Partners	3.8	(80,000,000.00)	16,000	0
Profit / Loss before Taxes		(47,457,809.26)	16,742	(118,889)
Taxes on Income	3.9	(8,923,041.43)	(7,637)	3,974
Net profit / Net loss		(56,380,850.69)	9,105	(114,915)

The accompanying notes to this income statement form an integral part to these combined/ consolidated financial statements.

Kabel Deutschland Vertrieb & Service GmbH & Co. KG, Unterföhring
Combined/ Consolidated Statement of Cash Flows
for the period from April 1, 2005 to March 31, 2006

		April 1, 2005 -	April 1, 2004 -	April 1, 2003 -
	Note	March 31, 2006	March 31, 2005	March 31, 2004
		T€	T€	T€
1. Cash flows from operating activities
Net income (+) / loss (-)		(56,381)	9,105	(114,915)
Adjustments to reconcile net income / net loss to cash provided by operations:
Taxes on income		8,923	7,638	(3,975)
Interest expense		147,460	99,776	207,522
Interest income		(3,867)	(6,103)	(6,910)
Depreciation and amortization on fixed assets		220,354	295,356	366,931
Depreciation on investments and other securities		127	251	0
Gain on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		270	(23)	(2,737)
Income from associates		28	9	12
Compensation expense relating to share-based payments		6,708	13,811	2,483
Fair value increase (decrease) of capital attributed to the limited partners		80,000	(16,000)	0
		403,622	403,820	448,411
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories		(5,902)	(1,993)	(243)
Increase (-) / decrease (+) of trade receivables		(39,340)	(24,509)	28,336
Increase (-) / decrease (+) of other assets		4,003	(12,008)	(2,023)
Increase (+) / decrease (-) of trade payables		31,381	(17,672)	(32,557)
Increase (+) / decrease (-) of other provisions		802	(8,348)	(462)
Increase (+) / decrease (-) of deferred income		3,226	48,098	(24,918)
Increase (+) / decrease (-) of provisions for pensions		642	(1,945)	436
Increase (+) / decrease (-) of other liabilities		17,357	(7,159)	9,782
Cash provided by operations		415,791	378,284	426,762
Income taxes paid (-) / received (+)		(7,535)	(1,251)	793
Net cash from operating activities		408,256	377,033	427,555
2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		216	1,370	9,562
Cash paid for investments in intangible assets		(26,589)	(21,228)	(22,847)
Cash paid for investments in property and equipment		(116,603)	(66,261)	(42,872)
Cash paid for acquisitions	1.3.3	(7,310)	(29,282)	0
Cash received from contribution of sub-divisions		2	0	0
Cash paid for investments in financial assets		(9)	(7,092)	(305)
Cash received from (+) / paid to (-) shareholder		(90,371)	97,984	(158,312)
Cash paid for additional incidental acquisition costs		0	0	(7,500)
Interest received		2,788	6,103	6,910
Dividends received from associates		208	204	169
Net cash used in investing activities		(237,668)	(18,202)	(215,195)
3. Cash flows from financing activities
Cash received from contribution to capital reserve		0	475,000	140,097
Cash payments to shareholders (redemption of loans)		0	0	(555,374)
Capital withdrawal (dividends and other distributions)		0	(475,000)	0
Cash received from senior credit facilities		0	475,000	1,670,000
Cash repayments of senior credit facilities		(652)	(618,500)	(1,319,506)
Cash payments for reduction of finance lease liabilities		(4,473)	(4,193)	(2,991)
Interest and transaction costs paid		(75,010)	(81,031)	(178,957)
Net cash used in financing activities		(80,135)	(228,724)	(246,731)
4. Cash and cash equivalents (including short term investments) at the end of the period
Changes in cash and cash equivalents (including short term investments) (subtotal of 1 to 3)		90,453	130,107	(34,371)
Depreciation on short-term investments		(127)	(251)	0
Cash and cash equivalents (including short term investments) at the beginning of the period		132,744	2,888	37,259
Cash and cash equivalents (including short term investments) at the end of the period	4.1	223,070	132,744	2,888
Additional Information
Investments relating to capital lease		0	0	41,822
Other non cash investments		0	0	0

The accompanying notes to this cash flow statement form an integral part to these combined/ consolidated financial statements.

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Statement of Changes in Combined/Consolidated Equity
for the period from April 1, 2005 to March 31, 2006

		Limited
		Partnership	Capital	Cash flow	Accumulated	Equity
	Note	capital	reserve	hedge reserve	deficit	(Deficit)
		T€	T€	T€	T€	T€
Balance as of April 1, 2003		2	104,924	0	9,284	114,210
Change in deferred taxes in connection with a purchase price allocation adjustment		0	0	0	(14,083)	(14,083)
Waiver of liability by parent		0	48,000	0	0	48,000
Capital contributions		0	140,097	0	0	140,097
Additions relating to share-based payments		0	802	0	0	802
Net loss of the period		0	0	0	(114,915)	(114,915)
Balance as of March 31, 2004	4.16	2	293,823	0	(119,714)	174,111
Accounting IFRS 1.36A adjustments (net of tax):
- derivative financial instruments and transaction costs		0	0	0	58,372	58,372
- capital attributable to the limited partners		(2)	(293,823)	0	(1,062,175)	(1,356,000)
Capital contributions		0	475,000	0	0	475,000
Capital withdrawal		0	(475,000)	0	0	(475,000)
Additions relating to share-based payment		0	14,279	0	0	14,279
Changes in fair value of hedging instruments (net of tax)		0	0	(5,359)	0	(5,359)
Net profit of the period		0	0	0	9,105	9,105
Balance as of March 31, 2005	4.16	0	14,279	(5,359)	(1,114,412)	(1,105,492)
Changes in fair value of hedging instruments (net of tax)		0	0	11,367	0	11,367
Capital contributions		1	4,360	0	0	4,361
Additions relating to share-based payment		0	7,938	0	0	7,938
Net profit of the period		0	0	0	(56,381)	(56,381)
Balance as of March 31, 2006	4.16	1	26,577	6,008	(1,170,793)	(1,138,207)

The accompanying notes to this statement of changes in equity form an integral part to these combined/ consolidated financial statements.

Notes to the Combined/ Consolidated
Financial Statements for

Kabel Deutschland
Vertrieb und Service GmbH & Co. KG
as of March 31, 2006

1.                     General

Kabel Deutschland Vertrieb und Service GmbH & Co. KG (“KDVS”), formerly Kabel Asset GmbH & Co. KG, was founded on October 16, 2003. KDVS’ registered office is in Unterföhring, Betastraße 6-8 (commercial register of Munich HRA 83902), Germany. Since its formation, KDVS has been a wholly-owned subsidiary of Kabel Deutschland GmbH, Unterföhring (“KDG”) which is ultimately owned by Cayman Cable Holding L.P., George Town, Cayman Islands (“Cayman Cable”). Cayman Cable was controlled by a consortium consisting of Apax, Goldman Sachs Capital Partners and Providence as of March 31, 2003, 2004 and 2005. As of February 8, 2006, Providence acquired all shares of Cayman Cable held by Apax and Goldman Sachs Capital Partners.

Kabel Deutschland Vertrieb und Service GmbH & Co. KG and its subsidiaries (“KDVS Group” or the “Group”) is the market leader in the German cable television business in terms of homes passed, subscribers and revenues. The Group primarily provides cable television connections, offering up to 35 analog TV channels and up to 36 VHF radio stations. The KDVS Group also delivers digital television signals through its digital playout center and the spectrum in the network between 310 MHz and 470 MHz (the “Hyperband”). The KDVS Group carries and offers its own digital program packages, packages of an unaffiliated German pay television operator, and the digital programs offered by the public broadcasters.

1.1 Acknowledgement

The combined/ consolidated (in the following “consolidated”) financial statements of KDVS as of March 31, 2006, as well as the comparison periods from April 1, 2004 to March 31, 2005 (referred to as “prior year”) and from April 1, 2003 to March 31, 2004 (referred to as “period ending March 31, 2004”), have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), London, adopted by the European Union (“EU”) and applicable to the Group. The designation IFRS also includes all valid International Accounting Standards (“IAS”), as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”).

1.2 Basis of Presentation

As of March 29, 2006 (effective April 1, 2006) KDVS changed its fiscal year end from December 31 to March 31. Therefore, the period from January 1, 2006 to March 31, 2006 is a stub period. The fiscal year end of the shareholder KDG, is March 31. As KDVS is the guarantor of KDG’s debt the KDVS’s consolidated financial statements are presented for the twelve month period ending March 31 (“year ended March 31”).

The amounts in the consolidated financial statements are prepared in Euros (“€”). All amounts in the consolidated financial statement are shown in thousands of Euros (“T€”) except where otherwise stated as in Euros (“€”). The Group’s income statement has been prepared using the cost of sales method under IFRS. The Group’s financial statements have been prepared on consistent accounting and consolidation methods for the years ended March 31, 2006, 2005 and 2004 except for the changes noted below. The consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments and money market funds that have been measured at fair value.

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The Group has changed the presentation of money market funds for the years ending March 31, 2006, March 31, 2005 and March 31, 2004 respectively. Due to the fact that money market funds are also considered as cash and cash equivalents compared to earlier periods, the amount of money market funds is no longer shown in a separate line item. Money market funds amounting to T€ 49,621, T€ 29,849 and T€ 50,000 in the year ending March 31, 2006, 2005 and 2004, respectively, are now included in cash and cash equivalents.

The Group has prospectively changed the estimated useful life of their existing technical network from 15 to 20 years based on the actual business plan as of calendar year end 2004, effective as of December 1, 2004. The change in the estimated useful life results in a reduction in depreciation of T€ 107,659 compared to year ended March 31, 2005 through 2008. The remaining useful life of these assets amounts to approximately 7 years as of March 31, 2006.

With respect to changes in estimate regarding the asset retirement obligation please refer to note 4.7.

1.3 Consolidation

1.3.1 Formation of the Group

On March 13, 2003, KDG acquired the former cable television businesses of six of the nine cable television regions of Deutsche Telekom AG (“DTAG”), along with additional network assets, including an advanced digital playout facility. The final purchase price for the acquisition was ultimately determined to be the same as the preliminary purchase price of T€ 1,779,396, as all issues with DTAG relating to potential adjustments were settled with no adjustments ultimately being made.

In the transaction, the six regional cable television businesses were acquired by wholly-owned subsidiaries of KDG. Following the acquisition, the acquired regional cable television businesses were merged with the subsidiaries of KDG. Subsequently, the interest in five subsidiaries held indirectly by KDG were transferred to the sixth subsidiary, Kabel Bayern GmbH & Co. KG. The transferred subsidiaries wholly-owned by Kabel Bayern GmbH & Co. KG were merged into Kabel Bayern GmbH & Co. KG which was then renamed into Kabel Deutschland Vertrieb und Service GmbH & Co. KG (“KDVS (old)”).

By resolution of the shareholders’ meeting dated August 3, 2004, the cable business including all assets, liabilities, rights and obligations of KDVS (old) were transferred to KDVS by a contribution in-kind. KDVS (old) was subsequently merged into KDG. The transactions were retroactively effective as of January 1, 2004.

In addition to the six regional cable television businesses, a seventh indirect subsidiary of KDG, Kabel Service und Handels GmbH & Co. KG (“KSH”) acquired on March 13, 2003 all interests in MSG MediaServices GmbH (“MSG”) and Kabel Deutschland Beteiligungs GmbH (“KDB”) which owned 100% of TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG (“TKS”) and Deutsche Kabel Service GmbH & Co. KG (“DKS”). MSG owned the digital playout facility which was operated by DKS. Furthermore, DKS provided call center services, technical support and IT services to the cable television businesses. TKS provides cable television, telephone and Internet services to the U.S. military personnel stationed in Germany.

With economic effect as of January 1, 2004, Kabel Bayern Beteiligungs GmbH was merged into KDG after KSH had accrued to Kabel Bayern Beteiligungs GmbH due to the retirement of its general partner. The merger was carried out in accordance with commercial law by applying the book value method. Furthermore, with economic effect as of January 1, 2004, DKS accrued to KDG at net book value following the retirement of its general partner. With economic effect as of March 31, 2004, KDG contributed its shares in TKS and MSG at net book value to KDVS.

In an agreement dated July 14, 2004, KDG contributed the business activities of the former DKS with retroactive effect as of January 1, 2004 to Kabel Deutschland Breitband Services Beteiligungs GmbH (hereafter also referred to as “KDBSB”) in return for new shares. This company had previously been formed by KDG as a wholly owned subsidiary. In a second step, KDG contributed the shares in KDBSB to KDVS in return for an increase in its capital share. KDVS then contributed the shares in KDBSB to MSG in return for new shares. KDBSB was then merged into MSG. MSG was subsequently renamed Kabel Deutschland Breitband Services GmbH (hereafter also referred to as “KDBS”).

Since March 13, 2003, all companies and businesses that were merged into or transferred to KDVS were either wholly-owned subsidiaries of KDG or, for the businesses transferred, under control of KDG.

1.3.2 Scope of Consolidation

KDVS’ consolidated financial statements as of March 31, 2006 are comprised of KDVS and four consolidated subsidiaries (prior year: six consolidated subsidiaries; period ending March 31, 2004: five consolidated subsidiaries). Investments are consolidated if KDVS directly or indirectly owns more than 50% of the outstanding voting rights of an entity and if the investments are under the control of KDVS as defined by IAS 27.

The legal restructurings of the direct and indirect subsidiaries of KDG, which took place in the years ended March 31, 2005 and 2004, were treated as transactions involving entities under common control. KDVS accounted for these transactions in a manner similar to the application of the pooling-of-interest method. As such, the legal structure of the KDVS Group as of March 31, 2005 was also applied to the Group as of March 31, 2004 and April 1, 2003 as basis for the consolidation.

1.3.3 Changes in the Consolidation Group and Acquisitions

Merger

As of April 18, 2005, TKG Saar Gesellschaft für den Betrieb von Telekommunikationsnetzen mbH & Co. KG, Saarbrücken, and as of June 13, 2005, Antennenbau Amberger GmbH, Munich, were merged with KDVS legally effective on January 1, 2005.

In addition, Kabel-Line Antennenanlagen GmbH, Falkenstein, and Kabel-TV Suhl GmbH, Suhl, were merged with KDVS legally as of February 1, 2005.

Share Acquisitions

In the year ended March 31, 2006 no share acquisitions occurred.

Asset Acquisitions

In the quarter ended June 30, 2005, the Group acquired approximately 1,301 subscribers and the associated CATV level 4 network infrastructure for total aggregate consideration of approximately T€ 361 from several small Level 4 companies. The aggregate purchase price of the transactions resulted in an increase in the value of the customer list of T€ 285 and an increase in the value of technical equipment of T€ 76.

In the quarter ended September 30, 2005, the Group acquired approximately 4,811 subscribers and the associated CATV level 4 network infrastructure for total aggregate consideration of approximately T€ 1,450 from several small Level 4 companies. The aggregate purchase price of the transactions resulted in an increase in the value of the customer list of T€ 1,153 and an increase in the value of technical equipment of T€ 297.

In the quarter ended December 31, 2005, the Group acquired approximately 2,562 subscribers and the associated CATV level 4 network infrastructure for total aggregate consideration of approximately T€ 572 from several small Level 4 companies. The aggregate purchase price of the transactions resulted in an increase in the value of the customer list of T€ 335 and an increase in the value of technical equipment of T€ 237.

In the quarter ended March 31, 2006, the Group acquired approximately 19,981 subscribers and the associated CATV level 4 network infrastructure from Kurt Tröger Antennen + Kabelfernsehanlagen + Satellitenfunk-Empfangsanlagen and some small Level 4 companies for total aggregate consideration of approximately T€ 5,120. The aggregate purchase price of the transactions resulted in an increase in the value of the customer list of T€ 4,023 and an increase in the value of technical equipment of T€ 1,097.

Asset acquisitions did not include the assumption of any liabilities or other financial obligations. The determination of revenues as well as profit or loss of the asset deals as if the acquisitions would have taken place at the beginning of KDVS’ year ended March 31, 2006 is impracticable due to the fact that the Group does not have sufficient access to the accounting records of the respective sellers. No assets or liabilities other than those described above resulting from such transactions have been recorded upon acquisition. The carrying amounts of the intangibles as mentioned above were zero prior to the fair value adjustments in connection with the purchase price allocation. According to variable purchase prices, purchase price adjustments / reductions of T€ 192 occurred in the year 2005/06, thereof T€ 190 in customer list and T€ 2 in technical equipment.

Overall the Group had cash outflow on acquisitions (net of purchase price adjustments) in an amount of T€ 7,310 in the year ended March 31, 2006. Therefore, the Group acquired customer list of T€ 5,606 and technical equipment of T€ 1,704.

1.3.4 Basis of Consolidation

The accounting for business combinations in the KDVS consolidated financial statements is performed according to IFRS 3 by allocating the cost of a business combination by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair value at the time of the acquisition. Any difference between the cost and the fair value is goodwill or badwill.

Intercompany transactions, balances and unrealized gains on transactions between KDVS and its subsidiaries are eliminated in consolidation. The accounting policies of the consolidated subsidiaries are consistent with the policies adopted by KDVS. Acquisitions are accounted for using the purchase method of accounting.

Companies in which KDVS owns at least 20% of the outstanding voting rights and has significant influence over the business and the financial policies as defined by IAS 28 are recorded in the consolidated financial statements using the equity method. Intercompany profits and losses of associated companies are eliminated in consolidation in relation to their shareholding ratio.

1.4 Currency Translation

The functional and presentation currency of KDVS Group is the Euro.

Foreign currency transactions were converted to Euros at the exchange rate applicable on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date are converted to Euros at the closing rate. Currency differences resulting from these adjustments are recognized in profit and loss.

Non-monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date, which are to be carried at fair value, were converted to Euros at the rate applicable when fair value was determined. The Group used the following exchange rates (spot rates):

	March 31, 2006	March 31, 2005	March 31, 2004
1 €	US $1.2104	US $1.2943	US $1.2224
1 €	GBP 0.6964	GBP 0.6877	GBP 0.6659

2.                     Accounting and Valuation Methods

2.1 Property and Equipment

2.1.1 Property and Equipment

Property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Borrowing costs are not capitalized. Rebates, trade discounts, and bonuses are deducted from the purchase price.

For technical equipment located on leased property, historical costs include the present value of estimated future costs and expenses necessary for restoration of the leased property after termination of the lease agreement.

2.1.2 Leases

Operating lease

A lease is accounted for as an operating lease if all the risks and benefits incidental to ownership of the leased item remain with the lessor. Operating lease payments are therefore recognized on a straight-line basis over the lease term as an expense in the consolidated income statement.

Finance lease

In accordance with IAS 17, assets leased under finance leases are recorded at the lower of fair value at the inception of the lease or the present value of the lease payments. The assets are depreciated using the straight-line method over the shorter of the estimated useful life or over the lease period. The obligations related to future lease payments are recognized as liabilities. Lease payments are apportioned between the finance charges and reductions of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

2.1.3 Subsequent Expenses

Rental costs are expensed. Repair and maintenance charges are expensed during the financial period in which they are incurred. The cost of significant renovations and additions are included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance will be realized by the Group. Significant renovations are depreciated over the shorter of the remaining useful life of the related asset or the lease term.

2.1.4 Depreciation of Fixed Assets

Depreciation is calculated based on the straight-line method over each asset’s estimated useful life as follows:

Buildings on non-owned land	3 to 25 years
Technical equipment and machines	3 to 20 years
Property and equipment	3 to 15 years

Gains and losses from derecognition of fixed assets are determined by deducting the carrying amount of the asset being sold from the proceeds received at the time of derecognition. The results are included in the other operating income or in the corresponding expense line item. The assets’ residual values, useful lives and methods are reviewed, and adjusted if appropriate, at each financial year end.

2.2 Intangible Assets

2.2.1 Customer List

In connection with the initial acquisition of the cable business by KDVS in March 2003, approximately T€ 681,659 of the purchase price was allocated to the customer list. Further additions to the customer list that occurred during the twelve months ended March 31, 2006, 2005 and 2004 are primarily related to the acquisition of level 4 companies and subscribers.

2.2.2 Other Intangible Assets

Intangible assets which are purchased separately are recorded at cost. Intangible assets that have been acquired as part of an acquisition of a business are capitalized at fair value if it can be reliably measured at the acquisition date.

Acquisition of computer software is recorded at cost and treated as an intangible asset.

The Group recognized intangible assets developed internally (consisting of software used by the Group) to the extent the criteria in IAS 38 were met. Development costs for internally generated intangible assets are recognized at cost to the extent the Group can demonstrate the technical feasibility of completing the asset, how the asset will generate future economic benefit, the availability of resources to complete the asset and the ability to measure reliably the expenditure during the development. If the requirements for capitalization are not fulfilled, development costs are expensed as incurred.

2.2.3 Subsequent Expenses

Subsequent investments in intangible assets will be capitalized if they qualify for recognition as an intangible asset.

2.2.4 Amortization of intangible assets

The estimated useful life of the customer list is based on the extrapolated average number of terminations and the term of the average contract life of individual end users who generate significant contribution margins.

The amortization of other intangible assets with determined useful lives is based on the straight line method over the assets` estimated useful life. Amortization begins when the intangible asset is ready for use.

The amortization expense is recognized in the income statement in the expense category consistent with the function of the intangible assets.

The useful lives are estimated as follows:

• Customer list	8.5 years
• Software and licenses	1 – 10 years

2.3 Financial Instruments

Recognition and Derecognition of Financial Instruments

Financial assets and liabilities are recognized when the Group enters into a contractual relationship with the respective counterparty or issuer. A financial asset is derecognized where:

•       the rights to receive cash flows from the asset have expired;

•       the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement; or

•       the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is derecognized in profit or loss.

Financial Assets

Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end. All regular way purchases and sales of financial assets are recognized on the trade date i.e. the date that the Group commits to purchase the assets.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category “financial assets at fair value through profit or loss”. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognized in income.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold the investment to maturity. Long-term investments that are intended to be held-to-maturity, are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for-sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Financial Liabilities

Financial liabilities (loans) are initially recognized at cost which corresponds to the fair value of the given consideration received net of issue costs associated with the financial liabilities. In subsequent periods, liabilities are measured at amortized cost using the effective interest method with the exception of derivative financial instruments, which are measured at their fair market value.

Derivative Financial Instruments

Derivative financial instruments are used exclusively for the purpose of hedging interest rate risks arising from financing activities. In accordance with IAS 39 all derivative financial instruments such as interest rate swaps are accounted for at fair value irrespective of the purpose or the intention for which they were incurred. Depending on whether it is a fair value hedge or a cash flow hedge, changes in the fair value of the derivative financial instruments for which hedge accounting is used are either reported in the income statement or in the statement of changes in equity under cash flow hedge reserve. In the case of a fair value hedge, the gains or losses from the measurement of derivative financial instruments at fair value and the gains or losses related to the underlying contracts are recognized in profit or loss. In the case of changes in the fair value of cash flow hedges which are used to offset future cash flow risks arising from underlying transactions or planned transactions and which have proved to be 100% effective in accordance with IAS 39, unrealized gains and losses are initially recognized in equity as a cash flow hedge reserve.

If hedges are not 100% effective, the difference between the fair value and the changes in fair value of the related underlying contract is recognized in profit or loss. The portion of the change in fair value not covered by the underlying transaction is immediately recognized in profit or loss. If hedge accounting cannot be used by the Group, the change in the fair value of derivative financial instruments is recorded in profit or loss.

Equity Investments in Associates

Investments in associates are accounted for using the equity method at the investor’s share of equity pursuant to IAS 28. The Group’s share of income, reduced by distributions and amortization from differences relating to the first-time consolidation, is disclosed in the fixed asset register as a change in equity investments.

2.4 Inventories

Raw materials, consumables, supplies, finished goods and merchandise are recorded at the lower of cost or net realizable value. Measurement of cost is based on a moving average cost.

2.5 Trade and Other Receivables

Trade and other receivables are disclosed at their nominal amount less bad debt allowances for any amounts deemed uncollectible. An allowance for uncollectible amounts is recorded when collection of amounts due is no longer probable.

2.6 Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on hand, cash bank balances and money market funds. Cash on hand and cash bank balances are carried at nominal value.

Money market funds are classified as “at fair value through profit or loss” and accounted for at their market value, recognizing any change in market value in profit or loss.

2.7 Impairment

The carrying amount of intangible assets and property and equipment, is reviewed at every balance sheet date to determine whether there are any indications of impairment. If such indications exist or when annual impairment testing is required, the recoverable amount is estimated. Impairment is necessary when the carrying amount of an asset or the related cash-generating unit exceeds the recoverable amount. The corresponding impairment is expensed.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

2.7.1 Determination of Recoverable Amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. Value in use is determined by discounting the estimated future cash flows to be derived from continuing use of the asset up until its ultimate disposal. The discount rate is based on a pre-tax interest rate that reflects current market assessments of the fair value of money and the risks specific to the asset.

For assets to which no cash flows can be directly allocated, the recoverable amount is to be determined for the cash-generating unit to which the asset belongs.

2.7.2 Reversal of Impairment Loss

Impairment losses on assets are reversed when assumptions relating to the recoverable amount of the assets change. Impairment losses are only reversed up to the carrying amount of the asset, which would have been recorded if the asset had been subject to standard depreciation without impairment.

2.8 Equity

Limited partnership capital and the capital reserve are stated at nominal value after the reclassification of the capital attributable to Limited Partners which is recored as a liability and accounted at fair value. Capital reserves contain contributions from partners and changes relating to share-based payments.

2.9 Capital attributable to the Limited Partners

Financial instruments which grant the holder a right of repayment of the capital contributed to the partnership are classified as liabilities in accordance with IAS 32. KDVS and its legal predecessors have been structured in the legal form of commercial partnerships in which the limited partners can obligate the partnership to repay capital contributions and the related attributable profit interest by exercising a legal right of notice.

The rights of the limited partners to the net assets of the partnerships are therefore reported in the IFRS consolidated financial statements of KDVS as liabilities under the item “Capital attributable to the Limited Partners”. The liability is measured at the present value of the repayment right of the limited partner that, in accordance with the provisions of the partnership agreements, amounts to 2/3 of the fair value of the interest in the limited partnership. The fair value of the interest is determined by reference to market transactions or by applying the discounted cash flow method (DCF method).

In the period ended March 31, 2004, the Group elected to implement the exemption from IAS 32 and IAS 39 given by IFRS 1.36A. Therefore, the accounting for financial instruments including the presentation of the capital attributable to the limited partners does not comply with IAS 32 and IAS 39 in the period from April 1, 2003 to March 31, 2004. In this period, the capital attributable to the limited partners was classified in accordance with German GAAP. Therefore, the entire limited partners’ capital was presented as equity.

2.10 Employee Benefits

Under the Group’s pension plans, KDVS Group guarantees employees post-employment benefits under a defined benefit plan.

The present value of future claims of participants is estimated using actuarial methods based on the amount of benefit earned for their service in the current and prior periods. The liabilities to be recognized in the consolidated balance sheet result from the present value of the defined benefit obligation adjusted for any actuarial gains or losses, and less any past service cost not yet recognized. The discount rate is determined by the capital markets and takes into account the expected maturity of the obligation. KDVS Group engaged qualified external actuaries to perform the necessary actuarial calculations. The obligation is determined using the projected unit credit method.

If the benefits of the pension plan improve, the share of those plan improvements relating to the employees’ previous years of service will be recognized as an expense on a straight-line basis over the period in which the claims vest. If the claims have already vested, the past service cost is expensed immediately.

All actuarial gains or losses as of April 1, 2003 were accounted for at the date of transition to IFRS pursuant to IFRS 1. In measuring the obligations arising from the defined benefit plans, actuarial gains and losses arising after April 1, 2003 are not recognized in profit or loss until the cumulative outstanding amounts exceed a corridor of 10% (“corridor approach”) of the defined benefit obligation as of the measurement date. The portion of the amount exceeding the corridor is amortized to profit or loss over the remaining average service life of the employees entitled to pensions.

Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

2.11 Other Provisions

Other provisions are recognized in the consolidated balance sheet pursuant to IAS 37 when a legal or constructive obligation to a third party arises as a result of past events, an outflow of resources embodying economic benefits will be required to settle the obligation and the anticipated amount of the provision can be reliably estimated. Non-current other provisions are stated at their discounted settlement value on the balance sheet date where the effect of the time value of money is material.

2.12 Trade Payables and Other Liabilities

Trade payables and other liabilities are recorded at amortized cost.

2.13 Revenue and Other Income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The different types of revenue are recognized as follows:

Installation and network connection

Revenue from the installation of the cable junction and the network connection as well as reimbursements are recognized when the services have been rendered, the costs incurred can be measured reliably and the Group is not obliged to provide any future services.

Rendering of services

Revenue generated by the delivery of analog and digital video products, Internet and telephone services as well as carriage fees paid by the broadcasters and digital playout facility fees received from television broadcasters are recognized when services have been provided, the costs incurred can be measured reliably and the Group is not obliged to provide any future services. Prepayments are accounted for by deferring the received payments and amortizing them straight-line over the service period.

Sale of goods

Revenue for the sale of digital boxes, cable modems, and other goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Costs and losses in connection with returns are accounted for by accruing the respective amount. If the Group acts as an agent, revenue is only recognized in the amount of the sales commissions.

2.14 Share-Based Payments

The Group applies IFRS 2 as of the transition date to IFRS, April 1, 2003. Under IFRS 2 plans, which result in share-based payment transactions have to be accounted for as cash-settled if the probability that the interest holder upon settlement will receive a payment in cash rather than the underlying equity instruments. Due to the terms of the different programs it is highly likely that the general partner of Cayman Cable Holding L.P. will exercise the existing repurchase option in most cases of the interest holders’ termination of employment and settle in cash. For such cash-settled share-based payment transactions, IFRS 2 requires the entity to account for share-based payments to management as personnel expense and a corresponding increase in other liabilities. For interests in the Management Equity Participation Program (“MEP I”) the costs of cash-settled transactions are measured initially with the notional amount paid.

For MEP II and III the costs of cash-settled transactions are measured initially at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted, because it is typically not possible to reliably estimate the fair value of employee services received. This fair value is expensed over the period until vesting with recognition of a corresponding liability.

For MEP the services received during the vesting periods and, therefore, the corresponding liabilities are remeasured at each balance sheet date up to and including the settlement date with changes in fair price recognized in profit or loss.

2.15 Taxes on Income

Deferred income tax is provided, using the liability method, on all temporary differences except for those as described below at the balance sheet date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•       where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•       in respect of temporary taxable differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all temporary deductible differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized:

•       except where the deferred income tax asset relating to the temporary deductible difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss;

•       in respect of temporary deductible differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognized directly in equity are recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.16 Key Judgments and Estimation Uncertainty

The preparation of the consolidated financial statements in accordance with IFRS requires judgments and estimations to be made which have an effect on the carrying amounts of recognized assets and liabilities, income and expenses and contingent liabilities. In some cases, the actual values may differ from the judgments and estimations. Changes are recognized in profit or loss when better information is available.

2.16.1 Key Judgments

In the process of applying KDVS’ accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements.

Hedges

The Group has entered into interest rate swaps and interest rate caps to hedge its risks resulting from exposure to changes of interest rates. All of these derivative instruments have been accounted for in accordance with IAS 39 at fair value irrespective of the purpose or the intention for which they were used for. The interest rate swaps were classified as cash flow hedges.

Share-based payments

The Group has three Management Equity Participation Programs (MEP I, MEP II, MEP III) in place. MEP I provides direct and indirect — via Kabel Management Beteiligungs GbR — ownership in the Cayman Cable Holding L.P., the ultimate parent company of KDVS and LuxCo(1). MEP II and III provide options in Cayman Cable Holding L.P. interests. The Group applies IFRS 2 as of the transition date, April 1, 2003. For cash-settled share-based payment transactions, IFRS 2 requires the entity to account for share-based payments to management as expense and a corresponding increase in other liabilities. Additionally some members of MEP I, II and III have received proceeds on gains resulting from the sale of their interests or options. These proceeds resulted in the reversal of the respective liabilities recognized in earlier periods and personnel expenses in the year ended March 31, 2006, with a corresponding increase in the capital reserve.

Operating lease cable ducts

In certain cases KDVS leases space in the cable ducts of Deutsche Telekom AG (“DTAG”) to house KDVS’s network cable. The Group has determined that it retains no significant risks and rewards of ownership of these cable ducts and, therefore, accounts for the leases as operating leases.

Finance lease transponders

The Group has leased specific satellite transponders in order to transmit audio and video signals. The Group has determined that the rights to use specific transponders have been transferred and that the lease term of specific transponders covers the major part of the economic life of the transponders. Therefore, the Group has classified and accounted for the leases as finance leases according to IAS 17.

(1) CABLE HOLDING S.à r.l

Internally Developed Software

The Group recognized intangible assets developed internally (consisting of software used by the Group) to the extent the criteria in IAS 38 were met. Development costs for internally generated intangible assets are recognized at cost to the extent the assets are economically usable and the costs can be reliably measured.

Capital attributable to the Limited Partners

The rights of the limited partners to the net assets of the partnership are recorded as liability (under the item “Capital attributable to the Limited Partners”). If the limited partner (KDG) left KDVS, KDVS will not exist in the same way as before. Management expects that KDVS will not continue its business. As in that case no deductible temporary difference will arise KDVS did not recognize any deferred tax assets due to the revalued limited partnership.

2.16.2 Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next twelve months period are discussed below.

Hedges

The fair values of the derivative financial instruments as of the balance sheet date have been estimated as net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). The total of the fair values of the derivative financial instruments amounted to T€ -3,241 as of March 31, 2006 (prior year: T€ -19,999).

Share-based payments

Under the MEP I, the carrying amount is based on a formula which approximates the fair price for repurchase of the respective interests in Cayman Cable Holding L.P. at each balance sheet date. The formula is stated in the Partnership agreement (third amendment) and has been negotiated between the Partners of Cayman Cable Holding L.P.

The measurement of the fair value at grant date with respect to the MEP II and MEP III option plans is based on the Black-Scholes options pricing model. The main parameters, the expected volatility of the values of the shares, the estimated term of the options and the risk free interest rate on grant date (equivalent to the estimated term of the options of five years) were estimated by the Group.

The Group recognized non-cash expenses with respect to relevant MEP plans in an amount of T€ 6,708 for the year ended March 31, 2006 (prior year: T€ 13,811; period ending March 31, 2004: T€ 2,482).

Customer List

The customer list is primarily amortized on a straight-line basis over 8.5 years. The estimated useful life is based on the extrapolated average number of terminations and the term of the average contract life. The book value of the customer list amounted to T€ 460,483 as of March 31, 2006 (prior year: T€ 530,858; period ending March 31, 2004: T€ 593,238).

Provisions for Pension

With respect to the actuarial calculation of the provisions for pension, assumptions with respect to the discount rate, future salary increases, future pension increases and the interest rate were made.

As of March 31, 2006, provisions for pension amounted to T€ 17,959 (prior year: T€ 15,799; period ending March 31, 2004: T€ 16,922).

Asset Retirement Obligations

The amount of the accrual is based on an estimate of the costs expected for the demolition and restoration of the technical facilities. Approximately 94% of KDVS’s obligations are related to technical equipment, including different kinds of cable and emitting/receiver technology both in cable ducts of DTAG. KDVS assumes that 30% of the technical equipment will be replaced by other technologies after 15 years. The remaining 70% of the technical equipment is expected to be restored after 30 years. The remaining 6% of the asset retirement obligations are divided into accruals for radio link systems (AMTV), furniture and fixtures and miscellaneous restoration obligations. The asset retirement obligations amounted to T€ 19,964 as of March 31, 2006 (prior year: T€ 18,041; period ending March 31, 2004: T€ 19,225).

2.17 Accounting Standards Recently Issued by IASB

The Group applied all IFRSs and IFRIC interpretations issued by the International Accounting Standards Board (“IASB”), London, that are effective as of March 31, 2006, adopted by the European Union (“EU”) and applicable to the Group. The designation IFRS also includes all valid International Accounting Standards (“IAS”). All interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”), were also applied.

The Group has not applied the following IFRSs and IFRIC interpretations that have been issued and have been endorsed but are not effective as of March 31, 2006:

In December 2004, the IASB issued an amendment to IAS 19, “Employee Benefits.” The IASB has decided to allow the option of recognizing actuarial gains and losses in full in the period in which they occur, outside profit or loss, directly in equity. This optional method may be used for financial years beginning on or after December 16, 2004. The amendment also specifies how group entities should account for defined benefit group plans in their separate or individual financial statements and requires entities to give additional disclosures. This provision is effective for financial years beginning on or after January 1, 2006. Both amendments are not expected to have a material impact on our results of operations, financial position.

In April 2005, the IASB issued an amendment to IAS 39, “Financial Instruments: Recognition and Measurement — Cash Flow Hedge Accounting of Forecast Intragroup Transactions.” Under this amendment, it is possible to recognize the foreign currency risks of a highly probable forecast intragroup transaction as a hedge in the consolidated financial statements. This requires the transaction to be denominated in a currency other than the functional currency of the entity entering into that transaction and the resulting currency risk to be recognized in net profit or loss in accordance with IFRS. The provisions of the amendment are effective for annual periods beginning on or after January 1, 2006. The adoption of this amendment to IAS 39 is not expected to have a material impact on our results of operations, financial position.

In June 2005, the IASB issued an amendment to IAS 39, “Financial Instruments: Recognition and Measurement — The Fair Value Option,” to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit or loss (the fair value option). The provisions of this amendment are effective for reporting periods beginning on or after January 1, 2006. KDG has not yet made use of the option of designating financial assets upon initial recognition as financial assets at fair value through profit or loss. The adoption of this amendment to IAS 39 is not expected to have a material impact on our results of operations, financial position.

In August 2005, the IASB issued an amendment to IAS 39, “Financial Instruments: Recognition and Measurement” and IFRS 4, “Insurance Contracts,” “Financial Guarantee Contracts.” This amendment clarifies whether IFRS 4 or IAS 39 is to be applied when accounting for financial guarantee contracts in the issuer’s financial statements. Regardless of whether they fulfill the characteristics of an insurance contract, financial guarantees are included in the scope of IAS 39 and are measured at fair value upon initial recognition. If the issuer has asserted prior to the amendment to the standard that it regards a financial guarantee contract as an insurance contract within the meaning of IFRS 4, the issuer may elect to continue to apply IFRS 4 or to adopt IAS 39. The provisions of the amendment to IAS 39 and IFRS 4 are effective for reporting periods beginning on or after January 1, 2006. They are not expected to have a material inpact on our results of operations, financial position.

In August 2005, the IASB issued an amendment to IAS 1, “Presentation of Financial Instruments — Capital Disclosures.” The amendment requires disclosures regarding an entity’s objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007; early adoption is not expected.

In December 2005, the IASB issued an amendment to IAS 21, “The Effects of Changes in Foreign Exchange Rates.” The amendment to IAS 21 provides that if an exchange difference arises on a monetary item that forms part of a reporting entity’s net investment in a foreign operation, that exchange difference should be reclassified to the separate component of equity in the financial statements in which the foreign operation is consolidated, proportionately consolidated, or accounted for using the equity method. This requirement applies regardless of the currency in which the monetary item is denominated and of which group entity transacts with the foreign operation. The provisions of this amendment are effective for reporting periods beginning on or after January 1, 2006. The adoption of this amendment to IAS 21 is not expected to have a material impact on our results of operations, financial position.

In December 2004, the IASB published IFRS 7 “Financial Instruments: Disclosures”. This standard results in a fundamental restructuring of the disclosure obligations for financial instruments and combines all disclosure regulations for financial instruments in a new standard. IFRS 7 demands information on the importance of financial instruments for the asset and income situation of companies. In addition it contains new requirements for reporting on risks, which are associated with financial instruments. Also associated with the adoption of IFRS 7 is an expansion of IAS 1 “Presentation of Financial Statements”. Qualitative information is to be disclosed on objectives, methods and processes for the management of capital. In addition external minimum capital claims, infringements of these as well as the resulting consequences are to be stated. The non sector specific IFRS 7 is effective for reporting periods beginning on or after January 1, 2007; earlier application is not expected. IFRS 7 is not expected to lead to material additional disclosures.

In December 2004, the International Financial Reporting Interpretations Committee issued IFRIC interpretation 5, “Rights to Interests arising from Decommissioning, Restoration and Environmental Funds”(“IFRIC 5”). IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning assets or in undertaking environmental restoration or rehabilitation. The provisions are effective for financial years beginning on or after January 1, 2006. The adoption of IFRIC 5 is not expected to have a material impact on our results of operations, financial position.

In September 2005, the IFRIC issued IFRIC Interpretation 6, “Liabilities Arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment” (“IFRIC 6”). The interpretation addresses when certain producers of electrical goods are required to recognize a liability for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment (historical waste) supplied to private households. The IFRIC concluded that the event giving rise to the liability for cost of such historical waste, and thus its recognition, is participating in the market during a measurement period. IFRIC 6 is to be applied for annual periods beginning on or after

December 1, 2005. The adoption of IFRIC 6 is not expected to have a material inpact on our results of operations, financial position.

In November 2005, the IFRIC issued IFRIC Interpretation 7, “Applying the Restatement Approach under IAS 29 Reporting in Hyperinflationary Economies” (“IFRIC 7”). IFRIC 7 clarifies that in the period in which the economy of an entity’s functional currency becomes hyperinflationary, the entity shall apply the requirements of IAS 29 as though the economy had always been hyperinflationary. The effect of this requirement is that non-monetary items carried at cost shall be restated from the dates at which those items were first recognized; for other non-monetary items the restatements are made from the dates at which revised carrying amounts for those items were established. Deferred tax amounts in the opening balance sheet are determined in two stages: (a) deferred tax items are re-measured in accordance with IAS 12, “Income Taxes”, after restating the nominal carrying amounts of the non-monetary items in the opening balance sheet by applying the measuring unit at that date; (b) the deferred tax items remeasured in this way are restated for the change in the measuring unit from the date of the opening balance sheet to the date of the closing balance sheet. The provisions are effective for reporting periods beginning on or after March 1, 2006. The adoption of IFRIC 7 is not expected to have a material impact on our results of operations, financial position.

The Group has not applied the following IFRSs and IFRIC interpretations that have been issued but have not been endorsed and are not effective as of March 31, 2006:

In January 2006, the IFRIC issued IFRIC Interpretation 8, “Scope of IFRS 2” (“IFRIC 8”) The interpretation clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006; early adoption is not expected. The adoption of this interpretation is not expected to have a material impact on our results of operations, financial position.

In March 2006, the IFRIC issued IFRIC Interpretation 9, “Reassessment of Embedded Derivatives” (“IFRIC 9”). The interpretation clarifies whether an embedded derivative has to be separated from a newly entered contract under IAS 39 only when a new contract is entered into or even subsequently. A subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly change the cash flows of the contract. IFRIC 9 applies for all annual periods beginning on or after June 1, 2006; earlier adoption is not expected. The adoption of this interpretation is not expected to have a material impact on our results of operations, financial position.

The Group has not applied the following IFRSs and IFRIC interpretations that have been issued after March 31, 2006 but before the date of preparation of the financial statements and have not been endorsed and are not effective as of March 31, 2006:

In July 2006, the IFRIC issued IFRIC Interpretation 10, “Interim Financial Reporting and Impairment” (“IFRIC 10”). The interpretation clarifies that impairment losses being recognized in the interim financial statements which are not allowed to be reversed according to IAS 36 and IAS 39 shall not be reversed in subsequent interim financial statements or consolidated financial statements. IFRIC 10 applies for all annual periods beginning on or after November 1, 2006; earlier adoption is not expected. The adoption of this interpretation is not expected to have a material impact on our results of operations, financial position.

3.                     Notes to the Income Statement

3.1 Revenues

Revenues were generated only in Germany as follows:

	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005	Apr. 1, 2003 - Mar. 31, 2004
	T€	T€	T€
Analog television subscription fees and services	906,435	915,933	895,707
Digital television subscription fees, goods and services	71,597	61,973	47,606
High Speed Internet and Kabel Phone subscription fees and services	9,852	2,775	1,221
Other Revenues	24,249	22,494	17,549
	1,012,133	1,003,175	962,083

Analog revenues are primarily made up of monthly subscription fees paid for the delivery of analog video products by both our direct and indirect subscribers. We also receive one time fees for the installation of a cable television subscriber. The Group also charges television broadcasters carriage fees for delivering their television signals over KDVS’s network.

Digital revenues are primarily generated by subscription fees paid by our customers for Kabel Digital International, Kabel Digital Basic and Kabel Digital Home. The Group sells its digital packages directly to consumers and indirectly through certain Level 4 operators and housing associations. Moreover revenues are generated by sales of digital boxes, digital carriage fees and fees for the use of the digital platform.

HSI revenues are primarily comprised of monthly subscription fees for internet as well as telephone services and to a much lesser extent revenues from one time installation fees and the sale of cable modems.

Other revenues primarily relate to revenues in relation to telephone and internet services provided to U.S. military personnel stationed in Germany, billing services for DTAG customers who prefer English language bills and the sale of certain DTAG telecommunication products, such as prepaid mobile phone cards, to personnel on U.S. military bases. The sale of prepaid mobile phone cards ended in September 2005.

3.2 Cost of Services Rendered

Cost of services rendered amount to T€ 489,504 (prior year: T€ 573,019; period ending March 31, 2004: T€ 616,463). Included in this amount are primarily costs of materials and services amounting to T€ 243,251 (prior year: T€ 236,886; period ending March 31, 2004: T€ 230,006), including charges for service level agreements of T€ 169,715 mainly due to services provided by DTAG, as well as personnel expenses of T€ 67,053 (prior year: T€ 63,682; period ending March 31, 2004: T€ 64,537), depreciation amounting to T€ 117,428 (prior year: T€ 206,691; period ending March 31, 2004: T€ 261,781) and copyright expenses of T€ 33,587 (prior year: T€ 33,955; period ending March 31, 2004: T€ 34,186).

3.3 Other Operating Income

Other operating income amounts to T€ 12,298 for the year ended March 31, 2006 (prior year: T€ 17,879; period ending March 31, 2004: T€ 30,940) and primarily consists of handling fees for non-direct payers amounting to T€ 3,103 (prior year: T€ 756) and insurance claims related to damaged property and other compensations amounting to T€ 1,624 (prior year: T€ 3,208). The deviation between year ended March 31, 2006 and prior year is primarily due to reduced income from sold assets and insurance claims. The decrease in other operating income as of March 31, 2005 primarily consisted of the one time charge of unaffiliated regional cable operators for a change in the Group’s conditional access system, insurance claims and nonrecurring network construction for third parties.

3.4 Selling Expenses

Selling expenses amount to T€ 271,542 (prior year: T€ 255,641; period ending March 31, 2004: T€ 219,433) and primarily include costs of materials and services of T€ 19,418 (prior year: T€ 6,500; period ending March 31, 2004: T€ 1,111), personnel expenses amounting to T€ 65,055 (prior year: T€ 65,405; period ending March 31, 2004: T€ 43,500) and depreciation and amortization expense of T€ 88,155 (prior year: T€ 81,249; period ending March 31, 2004: T€ 92,392). Costs of materials and services primarily refer to charges for digital boxes, material and other services. Personnel expenses primarily include expenses related to sales activities. Furthermore included in selling expenses are sales commissions for trade representatives, advertising, postage, bad debt allowances, and depreciation and amortization primarily related to customer list.

3.5 General and Administrative Expenses

General and administrative expenses amount to T€ 87,096 (prior year: T€ 97,718; period ending March 31, 2004: T€ 75,393). This amount primarily includes personnel expenses of T€ 16,262 (prior year: T€ 2,326; period ending March 31, 2004: T€ 9,588), depreciation and amortization amounting to T€ 14,771 (prior year: T€ 9,789; period ending March 31, 2004: T€ 10,148), external consulting fees of T€ 11,315 (prior year: T€ 15,890; period ending March 31, 2004: T€ 28,752) and IT-support costs of T€ 13,580 (prior year: T€ 15,750; period ending March 31, 2004: T€ 16,091). General and administrative expenses are primarily due to headquarter functions.

3.6 Personnel Expenses

Personnel expenses are comprised of the following:

	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar.31, 2005	Apr. 1, 2003 - Mar. 31, 2004
	T€	T€	T€
Wages and salaries	121,919	107,708	93,441
Social security	26,451	23,705	24,184
	148,370	131,413	117,625

Social security includes T€ 2,567 (prior year: T€ 2,157; period ending March 31, 2004: T€ 2,238) for expenses related to the defined benefit pension plans. An average of 2,400 people were employed during the year ended March 31, 2006 (prior year: 2,236 people; period ending March 31, 2004: 2,276 people).

At the end of calendar year 2003, KDG GmbH announced a restructuring plan which included the relocation of its headquarters from Bonn to Unterföhring (Munich), Germany, the centralization of the finance, IT, and corporate services departments into the new headquarters and the restructuring of the network and the sales departments. The personnel expenses related to the restructuring plan amounted to T€ 8,861 in the year ended March 31, 2004.

As of March 31, 2004, T€ 8,096 and T€ 749 remained as provision and trade payables, respectively. Approximately T€ 6,222 of the provision was utilized during the year ended March 31, 2005.

As of March 31, 2005, T€ 1,874 remained as restructuring provision. Approximately T€ 605 of the provision was utilized and T€ 1,081 were reversed during the year ended March 31, 2006.

An additional restructuring plan including the regional technical departments, the central marketing department and the sales department has been announced by KDG GmbH in March 2006. The personnel expenses relating to this restructuring plan amounted to T€ 6,205 and have been added to the provision for restructuring as of March 31, 2006.

Personnel expenses are allocated to costs of services rendered T€ 67,053 (prior year: T€ 63,682; period ending March 31, 2004: T€ 64,537), selling expenses T€ 65,055 (prior year: T€ 65,405; period ending March 31, 2004: T€ 43,500) and general administrative expenses T€ 16,262 (prior year: T€ 2,326; period ending March 31, 2004: T€ 9,588).

3.7 Interest Expense and Income

Interest Expense

Interest expense amounts to T€ 147,460 (prior year: T€ 99,777; period ending March 31, 2004: T€ 207,521) and primarily relates to the Group’s Senior Credit Facility amounting to T€ 133,588 (prior year: T€ 85,780 including interest expense for a Subordinated Bridge Facility (T€ 8,107); period ending March 31, 2004: T€ 159,044 (Senior Loan Facility)).

The increase in the interest expense related to the Senior Credit Facility is due to a new Senior Credit Facility entered into on March 13, 2006 (see 4.11) to refinance the existing Senior Credit Facility. The change in the carrying amount of the liability due to revised estimated cash flows was adjusted in accordance with IAS 39 by computing the present value of estimated future cash flows at the original effective interest rate. The resulting additional accretion of financing and transaction costs of T€ 53,721 was recognized as interest expense in the year ending March 31, 2006 and is included in the amount mentioned above.

Prior years interest expense includes transaction costs associated with arranging and closing the Senior Credit Facility. IFRS 1.36A allowed the Group to record the comparative period (April 1, 2003 to March 31, 2004) according to HGB. Therefore, transaction costs (T€ 75,517) were recorded under interest expense for the comparative period ended March 31, 2004. According to IFRS, these transaction costs were offset against liabilities as if the Group had applied IFRS (IAS 39) retrospectively resulting in a T€ 85,661 reduction in financial debt as of April 1, 2004. Over time these transaction costs will be amortized into profit or loss using the effective interest rate method.

Interest Income

Interest income for the year ended March 31, 2006 amounts to T€ 3,867 (prior year: T€ 6,103; period ending March 31, 2004: T€ 6,910) and primarily relates to interest income on money market funds and cash pooling.

3.8 Expense / Income due to Changes in Capital attributable to the Limited Partners

The expense of T€ 80,000 (prior year: income of T€ 16,000) is based on changes in the fair value of the liability for “Capital attributable to the Limited Partners”.

3.9 Taxes on Income

Major components of income tax expense for the years ended March 31, 2006, March 31, 2005 and March 31, 2004 are:

	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005	Apr. 1, 2003 - Mar. 31, 2004
	T€	T€	T€
Consolidated income statement
Current income tax
Current income tax charge	2,701	3,556	1,926
Prior year income tax charge	(194)	2,574	274
Deferred income tax
Relating to origination and reversal of temporary differences	6,416	1,508	(6,174)
Income tax expense (+) / income (-) reported in consolidated income statement	8,923	7,638	(3,974)

	Apr. 1, 2005- Mar. 31, 2006	Apr. 1, 2004- Mar. 31, 2005	Apr. 1, 2003- Mar. 31, 2004
	T€	T€	T€
Consolidated statement of changes in equity
Deferred income tax
Net deferred income on revaluation of hedges	(2,395)	1,129	—
Net deferred income on revaluation of hedges of prior years (IFRS 1.36A)	—	2,609	—
Net loss on transaction cost from prior years (IFRS 1.36A)	—	(14,905)	—
Income tax benefit (+) / expense (-) reported in equity	(2,395)	(11,167)	—

A reconciliation of income taxes for the years ended March 31, 2006, March 31, 2005 and March 31, 2004, determined using a combined statutory rate of 17.40% for corporate and trade tax, is as follows:

	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005	Apr. 1, 2003 - Mar. 31, 2004
	T€	T€	T€
Accounting profit (+) / loss (-) before income tax	(47,458)	16,742	(118,889)
Notional tax income at KDVS’s statutory income tax rate of 17.4% (2005 and 2004: 17.4%)	8,258	(2,914)	20,687
Adjustments in respect of current income tax of previous years	194	(2,573)	(274)
Unrecognized tax losses	70	(4,017)	(5,533)
Non-deductible expenses	(25,749)	(11,075)	(10,514)
Tax-free income portions	0	2,818	93
Special business expenses	8,268	7,147	(160)
Corporate income tax of subsidiary	(372)	3,256	(1,060)
Other	408	(280)	735
Income tax benefit (+) / expense (-) according to the income statement	(8,923)	(7,638)	3,974

The anticipated tax rate of 17.4% (2005: 17.4%) is based only on the trade tax rate of 17.4%.

The special business expense includes expenses and income, respectively, of the partners which are subject to taxation at the level of the partnership.

Subsidiaries of the KDVS group are corporations which are subject to corporate income tax and trade tax. The combined tax rate for these corporations is 39.19% which deviates from the expected tax rate of KDVS group.

Deferred income tax

Deferred income tax at March 31, 2006, March 31, 2005 and March 31, 2004 relates to the following:

				Consolidated income statement
	Consolidated balance sheet			Apr. 1, 2005 - Mar. 31,	Apr. 1, 2004 - Mar. 31,	Apr. 1, 2003 - Mar. 31,
	2006	2005	2004	2006	2005	2004
	T€	T€	T€	T€	T€	T€
Deferred income tax liabilities
Debt issuance cost	685	11,661	—	(10,976)	(3,242)	—
Fair value adjustments customer list	14,486	15,714	18,284	(1,228)	(2,570)	802
Accelerated depreciation for tax purposes	25,674	6,528	—	19,146	6,528	—
Asset Retirement Obligation	2,229	2,690	2,804	(461)	(114)	(229)
Fair value adjustment fixed assets	1,998	1,882	2,420	116	(538)	(621)
Intangible assets	3,725	3,487	1,884	238	1,603	1,883
Finance lease contracts	39	82	125	(43)	(43)	14
Gross deferred income tax liabilities	48,836	42,044	25,517
Offsetting with deferred tax assets	(9,823)	(11,915)	(8,198)
Net deferred income tax liability	39,013	30,129	17,319
Deferred income tax assets
Hedges	394	3,598	—	809	140	—
Receivables	5,401	3,722	2,405	(1,679)	(1,317)	(2,405)
Other accruals	1,015	507	749	(508)	242	(749)
Pension	1,039	601	247	(439)	(354)	116
Finance lease contracts	1,080	782	374	(298)	(409)	(374)
Tax loss carryforwards	1,290	3,029	4,611	1,739	1,582	(4,611)
Gross deferred income tax assets	10,219	12,239	8,386
Offsetting with deferred tax liabilities	(9,823)	(11,915)	(8,198)
Net deferred income tax asset	396	324	188
Deferred income tax charge				6,416	1,508	(6,174)

As of March 31, 2006, deferred tax assets on corporate income tax loss carryforwards of KDVS in the amount of T€ 1,106 (prior year T€ 3,691; period ending March 31, 2004: T€ 0) and trade tax loss carry forwards of KDVS in the amount of T€ 6,029 (prior year: T€ 12,791; period ending March 31, 2004: T€ 26,500) were recognized. Pursuant to IAS 12, the Company has assessed that the deferred tax assets for these tax loss carryforwards are probable to be realized under consideration of the German minimum taxation rules. The tax loss carryforwards do not expire under current law.

Deferred tax assets on further corporate income tax loss carryforwards of KDVS in an amount of approximately T€ 6,509 (prior year: T€ 8,146) and trade tax loss carry forwards of KDVS in the amount of T€ 9,792 (prior year: T€ 8,146) have not been recognized due to uncertain recoverability.

Liabilities due to Income Taxes

The liabilities due to Income Taxes of T€ 18,705 (prior year: T€ 23,251; period ending March 31, 2004: T€ 18,013) in the balance sheet relate to corporate and trade tax.

4.                     Notes to the Balance Sheet

4.1 Cash and Cash Equivalents

Cash and cash equivalents are primarily comprised of cash bank balances (T€ 173,449; prior year: T€ 102,894; period ending March 31, 2004: T€ 2,888) and money market funds (T€ 49,621; prior year: T€ 29,850; period ending March 31, 2004: T€ 0).

The Group invests in certain money market funds which carry a credit rating for long-term investment of AAA and AA and in short-term money market funds with ratings of A1 plus and A1 (rated from Standard and Poor’s Fund Research Rating and Moody’s Fund Research Rating). These money market funds require notice periods of up to three days to access the cash. Money market funds are stated at market value. Changes in market value are recognized as interest income or expense.

4.2 Receivables

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Gross Trade receivables	160,583	129,625	102,241
Bad debt allowance	(39,794)	(48,356)	(45,481)
Trade Receivables	120,789	81,269	56,760
Receivables from Affiliates	38	38	525
Receivables from Associates	0	5	4,957
Receivables from Shareholders	288,371	185,247	283,015
	288,409	185,290	288,497

Receivables from Shareholders can be segregated into current assets (T€ 287,283) and non-current assets (T€ 1,088).

The Group recorded net bad debt expense of approximately T€ 8,447 for the year ended March 31, 2006 (prior year: T€ 19,760; period ending March 31, 2004: T€ 11,270).

4.3 Inventories

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Raw materials, consumables and supplies	2,409	3,026	4,871
Work in process	71	8	515
Finished goods and merchandise	10,973	4,517	171
	13,453	7,551	5,557

The changes in inventories of finished goods and merchandise are primarily attributable to the Group`s inventories of digital set top boxes. In the year ended March 31, 2006, inventory allowances related to obsolete inventory were approximately T€ 1,009 (prior year: T€ 971; period ending March 31, 2004: T€ 1,294).

4.4 Receivables from Tax Authorities

Receivables from tax authorities relate to corporate income tax, withholding tax, trade tax and solidarity tax contributions and amounted to T€ 236 (prior year: T€ 213; period ending March 31, 2004: T€ 449).

4.5 Other Current Assets and Prepaid Expenses

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Withholding tax	1,651	0	0
Creditors with debit balances	912	1,050	185
Deposits	586	315	500
Security withheld	357	556	218
VAT refund claims	0	3,335	5,622
Payments in advance	0	732	0
Miscellaneous other receivables	5,683	380	1,273
Current prepaid expenses	16,553	20,750	2,359
	25,742	27,118	10,157

As of March 31, 2006 prepaid expenses primarily consisted of prepaid programming cost, cost for insurance, fees for the Bayerische Medienanstalt and prepaid expenses for advertising.

4.6 Intangible Assets

Software and Licenses

This item primarily consists of software licenses for standard business software and the customer care and billing system. The software is being amortized on a straight-line basis over three to six years through October 2010.

Internally Developed Software

In the year ended March 31, 2006, approximately T€ 3,042 of costs for internally developed software were capitalized (prior year: T€ 4,942; period ending March 31, 2004: T€ 4,806). This amount relates to costs incurred in the development of company-specific software applications, particularly for its customer care and billing systems. The software is being amortized over a period of 6 years. The remaining useful life of all internally developed software is between 2.5 – 4.5 years.

Customer List

During the year ended March 31, 2006, the Group recorded increases in the customer list of T€ 6,178 (prior year: T€ 15,205; period ending March 31, 2004: T€ 7,500). The remaining useful life of the customer list is between 5.5 – 8.5 years.

Impairment Losses

In the year ended March 31, 2006, there were no impairments of software, licenses, internally developed software and customer list identified.

For further information relating to intangible assets, reference is made to the fixed asset register in Appendix 1, Appendix 2 and Appendix 3.

4.7 Property and Equipment

Asset Retirement Obligation

In many cases KDVS leases space in the cable ducts of DTAG to house KDVS’ cable network. In relation to these leases, KDVS is subject to contractual asset retirement obligations. The costs were estimated at T€ 17,477 and were capitalized as of April 1, 2003. Depreciation is charged over the normal useful life of the respective assets which resulted in a depreciation expense of T€ 1,260 in the year ended March 31, 2006 (prior year: T€ 3,093; period ending March 31, 2004: T€ 3,567).

Due to a change in estimate with respect to the interest rate as of March 31, 2006, additional costs in an amount of T€ 1,927 were capitalized. The addition will result in additional annual depreciation of approximately T€ 245.

Finance Lease

In 1997, KDVS’ predecessor entered into three sale and leaseback contracts relating to Level-4 networks. The Group initially capitalized T€ 7,461 as technical equipment in property and equipment and recorded the related obligations in other financial liabilities.

As of March 31, 2005, the net book value of the networks amounted to T€ 1,481. During the year ended March 31, 2005, KDVS expensed T€ 746 as depreciation and T€ 184 as interest expense related to these finance leases and paid T€ 684 to reduce the financial liability. Future lease payments amount to T€ 1,382 (thereof within one year T€ 684).

As of March 31, 2006, the net book value of the networks amounted to T€ 735. During the year ended March 31, 2006, KDVS expensed T€ 746 as depreciation and T€ 184 as interest expense related to these finance leases and paid T€ 500 to reduce the financial liability. Future lease payments amount to T€ 698 (thereof within one year T€ 637).

In July 2003, KDVS renegotiated the agreement for the lease of transponders and entered in a new agreement with a fixed lease term until April 2012. This new agreement is classified as finance lease. At the date of inception the Group capitalized T€ 41,822 as technical equipment in property and equipment and recorded the related obligations in other current and non-current financial liabilities.

As of March 31, 2006, March 31, 2005 and March 31, 2004, the net book value of the capitalized transponders totalled T€ 28,802, T€ 33,537 and T€ 38,271, respectively. During the year ended March 31, 2006, March 31, 2005 and March 31, 2004, KDVS recorded depreciation expense of T€ 4,735, T€ 4,735 and T€ 3,551, respectively. The Group also recorded T€ 2,473, T€ 2,753 and T€ 2,236 for the years ended March 31, 2006, 2005 and 2004, respectively, as interest expense related to these finance leases and paid T€ 3,973, T€ 3,693 and T€ 2,598, respectively, to reduce the financial liability.

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2006		2005		2004
	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	T€	T€	T€	T€	T€	T€
Within one year	7,083	4,740	7,130	4,473	7,130	4,193
After one year but not more than five years	25,843	20,635	26,480	19,650	27,164	18,801
After five years	6,982	6,693	13,428	12,418	19,874	17,740
Total minimum lease payments	39,908	32,068	47,038	36,541	54,168	40,734
Less amounts representing finance charges	7,840		10,497		13,434
Present value of minimum lease payments	32,068		36,541		40,734

For further information relating to property and equipment, reference is made to the fixed asset register in Appendix 1, Appendix 2 and Appendix 3.

Impairment Losses

In the year ended March 31, 2004, an impairment provision related to the digital platform was recorded (T€ 10,000) in cost of service rendered. In the year ended March 31, 2005, further impairment losses on the digital platform were recorded in the amount of T€ 558. No further impairments were identified. Both impairments related to the hardware-technology on which the digital platform is based as well as the encoding system. Both systems have been replaced by an advanced technology. The impairment is shown over a period of two years since the major portion of the replacement took place during fiscal 2003/2004 and the remaining part in fiscal 2004/2005. Management assumed a recoverable amount of zero due to no expected future cash-in-flows from the replaced technologies. In the year ended March 31, 2006, no impairment losses were recorded.

4.8 Equity Investments in Associates

The carrying value of equity investments in associates is increased by the Group’s share of income and reduced by dividends received. Net deductions from associates amounted to T€ 236 (prior year: net deduction to associates T€ 213; period ending March 31, 2004: net deduction to associates T€ 180) and reflect KDVS’ share of income recorded by associates in the amount of T€ -28 (prior year: T€ -9; period ending March 31, 2004: T€ -12) and the receipt of dividends in the amount of T€ 208 (prior year: T€ 204; period ending March 31, 2004: T€ 169). The fiscal year of all associates is the period from January 1 to December 31.

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	T€	T€	T€
Associates’ accumulated balance sheets
Assets	8,296	9,276	9,265
Liabilities	6,228	6,490	6,497

	Jan. 1 - Dec. 31, 2005	Jan. 1 - Dec. 31, 2004	Jan. 1 - Dec. 31, 2003
	T€	T€	T€
Associates’ accumulated revenue and profit
Revenue	9,406	10,149	10,273
Profit	780	868	851

For further information relating to financial assets, reference is made to the fixed asset register in Appendix 1, Appendix 2 and Appendix 3.

4.9 Other Current Liabilities

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Accrued liabilities for personnel expenses	24,684	15,085	6,937
Value added and employment taxes	10,138	2,139	11,322
Finance leases	4,740	4,473	4,193
Accrued liabilities for other taxes	3,069	0	170
Debtors with credit balances	2,831	4,993	4,489
Social Security	0	1,887	1,986
Miscellaneous other Liabilities	12,708	9,671	16,600
	58,170	38,248	45,697

4.10 Deferred Income

Deferred income primarily consists of customer prepayments on a quarterly, semi-annual or annual basis.

4.11 Financial Liabilities (current and non-current)

On March 29, 2004 the Group entered into a T€ 2,600,000 senior credit facility (“Senior Credit Facility”). The purpose of the Senior Credit Facility was to provide the funds to refinance all existing indebtedness including all remaining shareholder loans and to provide the vast majority of the funds required to acquire the three regional cable television operators (“Targets”) which KDVS agreed to acquire on April 4, 2004 (“Acquisitions”).

The Senior Credit Facility was structured such that if the proposed Acquisitions were terminated for any reason, proceeds could be used to pay a distribution to its shareholder KDG of up to T€ 475,000, which the Group effectuated on November 19, 2004. The distribution was fully funded from the undrawn part of its Senior Credit Facility.

Current

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Current financial liabilities	77,123	355	34,930

For the year ended March 31, 2006, KDVS had current financial liabilities due to the Senior Credit Facility (T€ 76,928, thereof T€ 75,704 related to the refinancing (see note 5.6) and T€ 1,224 related to accrued interest) and due to other accrued interest (T€ 195). In prior year, KDVS had current financial liabilities mainly due to interest payments. For the year ending March 31, 2004, the current financial liabilities mainly included the current repayment obligation of the Senior Credit Facility amounting to T€ 34,500.

Non-current

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Financial Liabilities
Senior Credit Facility	1,147,822	1,159,672	1,335,500
Swap (see note 5.4)	3,844	20,798	0
	1,151,666	1,180,470	1,335,500

Senior Credit Facility

The Senior Credit Facility developed as follows:

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Amount payable	1,225,848	1,226,500	1,335,500
Financing and transaction costs	(85,733)	(85,733)	0
Accretion	83,411	18,905	0
	1,223,526	1,159,672	1,335,500
Thereof current	75,704	0	0
Thereof non-current	1,147,822	1,159,672	1,335,500

The Senior Credit Facility was provided to KDVS and is comprised of two facilities payable to banks, a T€ 2,500,000 senior term facility (“Senior Term Facility”) and a T€ 100,000 revolving credit line (“Revolver”). The Senior Term Facility is comprised of three Tranches: T€ 1,250,000 Tranche A, T€ 625,000 Tranche B and T€ 625,000 Tranche C. Tranche A is structured as a seven year term loan which began to amortize on December 31, 2004, and matures on March 29, 2011. Tranche A borrowings are payable in semi-annual installments starting with a fixed repayment of T€ 34,500 on December 31, 2004 and thereafter based on a repayment schedule on the basis of the total borrowings under Tranche A as of December 31, 2004 times a required repayment amount ranging from 5% of the outstanding amount increasing to 12.5% by 2010. Tranche B is an eight year term loan which becomes fully due and payable on the eighth anniversary of the Senior Term Facility. Borrowings under Tranche C become fully due and payable on the ninth anniversary of the Senior Term Facility. The Group may borrow, repay and re-borrow up to the commitment amount of its Revolver until its maturity on March 29, 2011. The Senior Term Facility is secured by all the assets of KDVS and a first pledge on 100% of the shares of KDVS which are owned and offered as security under the KDG GmbH guarantee. The carrying amount of the financial assets securing the Senior Credit Facility amounts to approximately T€ 347,000 as of March 31, 2006 (prior year: T€ 218,000).

On September 20, 2004 (“Acquisition Termination Date”) KDG, KDVS and the Targets terminated the sale and purchase agreements due to objections raised by the German Federal Cartel Office (“FCO”) to the proposed Acquisitions. Under the terms of the Senior Term Facility approximately T€ 1,130,000 of the commitments intended to fund the acquisitions were automatically cancelled on the Acquisition Termination Date. T€ 50,000 of the T€ 100,000 Revolver was also automatically terminated at this date.

The Tranche A commitment was permanently reduced from T€ 1,250,000 to T€ 690,000 at the Acquisition Termination Date. The Tranche A Facility has an interest rate based on EURIBOR plus a margin of 2.25% plus mandatory costs until the first anniversary of the Senior Credit Facility.

Thereafter, the margin is based on the ratio of Consolidated Total Net Borrowings to Consolidated EBITDA (as defined in the Senior Credit Facility agreement “EBITDA as adjusted”) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA as adjusted	Margin
(per cent. per annum)
Greater than 4:1	2.25
Less than or equal to 4:1, but greater than 3.5:1	2.00
Less than or equal to 3.5:1 but greater than 3.0:1	1.75
Less than or equal to 3.0:1	1.50

On November 19, 2004, KDVS drew the remaining availability of T€ 237,500 under Tranche A to fund a portion of a T€ 475,000 dividend made to LuxCo. Total borrowings at that time amounted to T€ 690,000 under Tranche A.

On December 31, 2004, KDVS made its mandatory payment on Tranche A of T€ 34,500 reducing the commitment and borrowings under Tranche A to T€ 655,500.

On February 11, 2005, the Group prepaid a total of T€ 109,000 of borrowings under its Senior Term Facility. A payment of T€ 106,232 was applied to Tranche A, including its scheduled principle payments of T€ 34,500 each due on June 30, 2005 and December 31, 2005 and T€ 37,232 due on June 30, 2006.

At March 31, 2006, T€ 548,661 were outstanding under Tranche A of the Senior Term Facility at an interest rate of 4.880%.

The Tranche B commitment was reduced from T€ 625,000 to T€ 340,000 as of the Acquisition Termination Date. Tranche B has an interest rate of EURIBOR plus a margin of 2.875% plus mandatory costs. Due to the November 19, 2004 distribution, Tranche B borrowings increased by T€ 118,750 to T€ 340,000.

On February 11, 2005, the Group prepaid approximately T€ 1,498 of the Tranche B Facility.

At March 31, 2006, T€ 338,478 were outstanding under the Tranche B Facility at an interest rate of 5.505%.

The Tranche C commitment was reduced from T€ 625,000 to T€ 340,000 as of the Acquisition Termination Date. Tranche C has an interest rate of EURIBOR plus a margin of 3.500% plus mandatory costs. Due to the November 19, 2004 distribution, Tranche C borrowings increased by T€ 118,750 to T€ 340,000.

On February 11, 2005, the Group prepaid approximately T€ 1,270 of the Tranche C Facility.

At March 31, 2006, T€ 338,709 were outstanding under the Tranche C Facility at an interest rate of 6.130%.

The Revolver commitment was reduced from T€ 100,000 to T€ 50,000 as of the Acquisition Termination Date. The Revolver bears an interest rate of EURIBOR plus a margin of 2.250% plus mandatory cost. At March 31, 2006, no amount was outstanding under the Revolver.

The Group agreed to pay a facility fee of 2.5% on all borrowings made under the Senior Credit Facility. Total facility fees of T€ 35,500 were included in the transaction costs on March 29, 2004 and are to be amortized using the effective interest method over the term of the Senior Credit Facility. A Commitment Fee of 0.75% on the unused availability under all Tranches is charged quarterly. Total Commitment Fees of T€ 2,508 were expensed as interest from April 1, 2005 to March 31, 2006 (prior year: T€ 6,117).

The KDVS Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following (from 2004 through 2013):

•	Maximum Total Indebtedness to EBITDA	6.25 x –2.25 x
•	Maximum Senior Debt to EBITDA	3.90 x –1.75 x
•	Minimum EBITDA to Cash Interest	2.00 x –3.45 x
•	Consolidated Cash flow to Consolidated Total Debt Service	1.00
•	Maximum capital expenditures	between T€ 108,100 and T€ 118,000 plus 50% of excess cash-flow

Mandatory prepayments are required in case of (i) a change of control, flotation or sale of business, (ii) certain third party receipts, (iii) 50 per cent of excess cash flow (less any voluntary prepayments) and (iv) 50 per cent of the proceeds of a public offering (if total net borrowings to EBITDA is greater than 3:1).

At March 31, 2006, KDVS had no unused borrowing capacity under the Senior Term Facility and had unused borrowing capacity of T€ 50,000 under the Revolver.

On March 13, 2006, KDVS entered into a New Senior Credit Facility. This agreement is comprised of two facilities payable to banks, a T€ 1,150,000 term loan facility (A Facility) and a T€ 200,000 revolving credit facility (B Facility). The A Facility loan can only be used by KDVS for the purpose of repaying the existing Senior Credit Facility. Each B Facility loan can be used for the purpose of repaying the existing Senior Credit Facility and for general corporate purposes of the group. As of March 31, 2006 no amounts were drawn down under the New Senior Credit Facility Agreement. The Group revised the estimated cash flows of March 31, 2006 related to the Senior Credit Facility based on the expected refinancing. The carrying amount of the liability was adjusted in accordance with IAS 39 by computing the present value of estimated future cash flows at the original effective interest rate. The resulting additional accretion of financing and transaction costs of T€ 53,721 was recognized as interest expense in the year ending March 31, 2006. For additional information regarding the New Senior Credit Facility Agreement see Note 5.6 Particular Events after the Balance Sheet Date.

4.12 Provisions for Pension

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Present value of the net obligation	23,675	17,199	18,567
Unrecognized actuarial losses	(5,716)	(1,400)	(1,645)
Net liability in balance sheet	17,959	15,799	16,922

The Group has several defined benefit pension plans for different groups of employees (collective agreement (CA) employees, non-collective agreement (NCA) employees and other). The majority of the plans are average salary plans, which are in accordance with regulations applicable for public servants that have been taken over and are continued by KDG in connection with the transferal from employees of DTAG. The plans for other employees represent individual commitments.

The annual contributions for CA and NCA employees amount to 2.5% of their contractually agreed annual fixed salaries. The annual contributions for NCA employees increase by 9% for salaries lying above the income threshold for contributions to the statutory pension scheme. Each contribution is translated into an insured sum.

The insured sum is calculated by multiplying the contribution by the respective age factor of the employee and is credited to a pension account. From the age of 61 to the onset of retirement, each employee receives an additional annual bonus sum amounting to 6% of the most recent pension account balance. The contribution rates for individual pension commitments are determined on an individual basis.

Change in net liability recognized in the balance sheet

	Apr. 1, 2005 – Mar. 31, 2006	Apr. 1, 2004 – Mar. 31, 2005	Apr. 1, 2003 – Mar. 31, 2004
	T€	T€	T€
Net liability as of April 1	15,799	16,922	15,635
Expenses recognized in the consolidated income statement	2,567	2,157	2,238
Benefits paid	(120)	0	0
Transfers to DTAG	(287)	(3,280)	(951)
Net liability as of March 31	17,959	15,799	16,992

Expenses recognized in the consolidated income statement

	Apr. 1, 2005 – Mar. 31, 2006	Apr. 1, 2004 – Mar. 31, 2005	Apr. 1, 2003 – Mar. 31, 2004
	T€	T€	T€
Current service cost	1,663	1,346	1,419
Interest expense	902	822	851
Actuarial losses	2	9	8
Plan disbursements	0	(24)	(40)
Other	0	4	0
	2,567	2,157	2,238

The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

The recognized expense is allocated to the following items of the income statement:

	Apr. 1, 2005 – Mar. 31, 2006	Apr. 1, 2004 – Mar. 31, 2005	Apr. 1, 2003 – Mar. 31, 2004
	T€	T€	T€
Cost of services rendered	961	997	958
Selling expenses	284	25	401
General and administrative expenses	420	313	28
Interest expense	902	822	851
	2,567	2,157	2,238

Underlying actuarial assumptions:

	Apr. 1, 2005 – Mar. 31, 2006	Apr. 1, 2004 – Mar. 31, 2005	Apr. 1, 2003 – Mar. 31, 2004
	%	%	%
Discount rate as of March 31	4.50	5.25	5.25
Future salary increases	2.75 – 3.50	2.75 – 3.50	2.75 – 3.50
Future pension increases	1.00 – 1.50	1.00 – 1.50	1.00 – 1.50
Staff turnover	5.00	5.00	5.00

4.13 Other Provisions (current and non-current)

	Balance as of April 1, 2005	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2006
	T€	T€	T€	T€	T€	T€
Anniversary payments	247	(24)	0	23	0	246
Asset retirement obligations	18,041	(929)	0	2,129	723	19,964
Restructuring	1,874	(605)	(1.081)	6,205	0	6,393
Legal fees and litigation costs	1,557	(80)	0	330	0	1,807
Other	3,413	(4,504)	0	2,085	0	994
Total provisions	25,132	(6,142)	(1,081)	10,772	723	29,404

Other provisions can be segregated into current obligations (T€ 9,194) and non-current obligations (T€ 20,210).

	Balance as of April 1, 2004	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2005
	T€	T€	T€	T€	T€	T€
Anniversary payments	284	(54)	(1)	18	0	247
Asset retirement obligations	19,225	(1,822)	0	0	638	18,041
Restructuring	8,096	(6,222)	0	0	0	1,874
Legal fees and litigation costs	265	(259)	(14)	1,565	0	1,557
Other	4,987	(1,362)	(1,360)	1,148	0	3,413
Total provisions	32,857	(9,719)	(1,375)	2,731	638	25,132

Other provisions can be segregated into current obligations (T€ 6,921) and non-current obligations (T€ 18,211).

Provisions for restructuring

The Group entered into a restructuring plan for the year ending March 31, 2006. The restructuring provision was recognized for measures relating to the reorganization of regional technical departments, central marketing department and sales departments. The personnel expenses relating to this restructuring plan amounted to T€ 6,205 and have been added to the provision for restructuring as of March 31, 2006.

The previous restructuring provisions which were accrued for the year ending March 31, 2004, were recognized for measures relating to the relocation of the headquarters from Bonn to Unterföhring (Munich, Germany), the centralization of the finance, IT and corporate services departments and the restructuring of the network, the marketing and the sales departments.

Management expects the utilization of the accrual within the year 2006/2007.

Provisions for asset retirement obligation

All asset retirement obligation calculations utilize an inflation rate of 2.01% (20-year-OECD-average) and a risk-free interest refinancing rate of 4.5%. The obligation is accreted to the expected payment amount using the effective interest method.

Approximately 94% of KDVS’ obligations are related to technical equipment, including different kinds of cable and emitting/receiver technology both in cable ducts of DTAG. KDVS assumes that

30% of the technical equipment will be replaced by other technologies after 15 years. The remaining 70% of the technical equipment is expected to be restored after 30 years.

The remaining 6% of the asset retirement obligations are divided into accruals for radio link systems (AMTV), furniture and fixtures and miscellaneous restoration obligations.

The increase of the provision primarily relates to the decrease in the risk-free interest refinancing rate amounting to T€ 1,927, the effective interest method in the amount of T€ 723 and additions for new asset retirement obligations amounting to T€ 202.

Other

Provisions for other primarily include provisions for obligations due to unused rented office space and provisions due to onerous contracts. Management expects that the provisions will be primarily utilized during the fiscal year 2006/2007.

4.14 Other Non-Current Liabilities

	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€
Finance leases	27,328	32,068	36,541
Liabilities related to share-based payments (MEP)	754	1,214	1,681
Miscellaneous other liabilities	0	501	501
	28,082	33,783	38,723

The decrease in the liability related to share-based payments (MEP) consists of a decrease in the fair-value of the option.

4.15 Capital attributable to the Limited Partners

The rights of limited partners regarding repayment of the capital contribution to KDVS are reported in the IFRS consolidated financial statements of KDVS as liabilities under the item “Capital attributable to the Limited Partners”.

For the years ended April 1, 2003 and March 31, 2004 KDVS adopted the exemption rule according to IFRS 1.36A. Therefore, the capital attributable to the Limited Partners was classified in accordance with German GAAP in equity.

4.16 Equity

Kabel Deutschland Verwaltungs GmbH (“KDG Verwaltung”) is the general partner of KDVS. KDG Verwaltung is fully owned by KDG.

KDG as the limited partner of KDVS owns a capital share of T€ 3. The second limited partner, Kabel Deutschland Vertrieb and Service Beteiligungs GmbH & Co KG (“KDVS Beteiligung”), has no shares and is liable with an amount of T€ 1.

Considering the right of repayment of the contributed capital by the limited partners, as of April 1, 2004, the limited partnership capital (T€ 2), the capital reserve (T€ 293,823) and accumulated deficit (T€ 1,062,175) were adjusted to capital attributable to the limited partners (T€ 1,356,000) in accordance with IAS 32 and IFRS 1.36A.

As of April 1, 2005, KDG transferred the entire assets and liabilities of 4 sub-divisions to KDVS. In relation to this transaction the Limited Partnership Capital increased from T€ 2 to T€ 3.

Capital reserve

On October 8, 2003, KSH which was merged into KDG as of January 1, 2004, contributed a loan receivable of T€ 48,000 to the capital account of MSG.

On March 25, 2004, LuxCo contributed its loan receivable of T€ 140,097 from KDVS to the capital reserve of KDG. On March 26, 2004, in a second step, KDG contributed this partner’s loan to the capital account of KDVS.

On July 2, 2004, KDG made a capital contribution of T€ 475,000 to KDVS. On November 19, 2004, KDVS’ limited partner KDG withdrew capital of T€ 475,000.

In connection of the transfer of four KDG- sub-divisions to KDVS the difference between the underlying assets and liabilities (T€ 4,361) and the increase in Limited Partnership Capital (T€ 1) increased the capital reserve by T€ 4,360.

Other additions relate to share-based payments resulting from the repurchase of interests by the Group as well as options called as on exercised (T€ 7,938, prior year: T€ 14,279, March 31, 2004: T€ 802).

Cash flow hedge reserve

Changes in the fair value of cash flow hedges are recognized directly in equity under cash flow hedge reserve. The accumulated amount is released to profit or loss insofar the hedged transaction affects profit or loss of the year.

Accumulated deficit

The net loss for the period was recorded amounting to T€ 56,381 (prior year: T€ 9,105; period ending March 31, 2004: T€ -114,915). As of April 1, 2004, adjustments related to IFRS 1.36A (T€ 1,003,803 net of tax) were recorded and consisted of derivative financial instruments, transaction costs (T€ 58,372) and capital attributable to the limited partners (T€ 1,062,175).

5.                     Other Notes

5.1 Other Financial Obligations and Contingencies

Leasing and Rental Obligations

KDVS has entered into several long-term service agreements with DTAG as well as its subsidiary T-Systems International GmbH. These agreements include but are not limited to usage and access agreements for underground cable ducts, fiber optic cables, co-location facilities and energy. The agreements have primarily fixed prices, either based on a monthly or unit basis, and are valid for up to thirty years. However, KDVS can terminate the agreements with a notice period of 12 to 24 months.

The financial obligations as of March 31, 2006, March 31, 2005 and March 31, 2004 include the obligations arising due to the earliest possible termination date of KDVS and are as follows:

	March 31, 2006				March 31, 2005
	Due	Due			Due	Due
	up to	between	more than		up to	between	more than
	1 year	1 and 5 years	5 years	Total	1 year	1 and 5 years	5 years	Total
	(in T€)
Type of liability
1.Agreements with DTAG and subsidiaries	206,385	271,138	24,591	502,114	199,581	250,236	12,543	462,360
2.License, rental and operating lease commitments	58,679	66,660	20,835	146,174	51,889	67,005	32,142	151,036
3.Other	21,350	45,234	2,293	68,877	13,198	12,463	0	25,661
Total	286,414	383,032	47,719	717,165	264,668	329,704	44,685	639,057

	March 31, 2004
	Due	Due
	up to	between	more than
	1 year	1 and 5 years	5 years	Total
	(in T€)
Type of liability
1. Agreements with DTAG and subsidiaries	208,630	263,594	5,845	478,069
2. License, rental and operating lease commitments	53,370	70,070	32,279	155,719
3. Other	20,867	19,887	0	40,754
Total	282,867	353,551	38,124	674,542

The lease payments for cable ducts are T€ 103,928 (prior year: T€ 103,265) for the year ended March 31, 2006. While the Group has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 – 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30% of the leased capacity the economic penalties will require renewal of the contracts for fifteen years, when the Group believes it will have the ability to replace the capacity. This results in a noncancellable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70% the lease term is expected to include all renewal periods under the agreement, resulting in a noncancellable lease term of 30 years. As of March 31, 2006, 2005 and 2004 the total financial obligations for cable ducts amounted to T€ 2,323,465, T€ 2,891,423 and T€ 2,994,688, respectively, through March 31, 2033, after which time the lease can be cancelled at the option of DTAG.

In the year ended March 31, 2006 KDVS had leasing expenses amounting to T€ 173,783 (prior year: T€ 174,428).

Contingencies

On December 16, 2003, KDVS received notice from Arbeitsgemeinschaft Kabel (“ARGE Kabel”), a copyright collection agency representing small private broadcasters, which indicated that the Group could owe up to approximately T€ 3,000, 40 % of the amount paid to VG Media for copyright fees for the year ended December 31, 2003. The Group believes these fees should be paid by GEMA and VG Media as a condition to the recent agreements and the Group does not intend to make the payment.

General Risks

In the course of its business activities, the Group faces general economic risks due to relationships with customers, suppliers and employees. In addition, general risks exist regarding obligations under legal and tax authorities. Currently there are no proceedings related to these risks.

5.2 Related Parties

In accordance with IAS 24, persons or companies which are in control of or controlled by KDVS must be disclosed, unless they are already included as consolidated companies in KDVS’ consolidated financial statements. Control exists if a shareholder owns more than one half of the voting rights in KDVS or, by virtue of an agreement, has the power to control the financial and operating policies of KDVS’ management.

The disclosure requirements under IAS 24 also extend to transactions with associated companies as well as transactions with persons who have significant influence on KDVS’ financial and operating policies, including close family members and intermediate entities. Significant influence is deemed to be exerted by persons holding an interest in KDVS of 20% or more, a seat on the management board or the supervisory board, or other key management positions.

The transactions of KDVS with associated companies are all attributable to the ordinary activities of these respective entities.

The parent companies of KDVS are:

•       Kabel Deutschland Verwaltungs GmbH (general partner)

•       Kabel Deutschland GmbH (limited partner)

•       Kabel Deutschland Vertrieb and Service Beteiligungs GmbH & Co. KG (limited partner)

Other Transactions

Until January 2004, Roland Steindorf — Member of the Management Board — held a 50% participation in Market Success Factory GmbH (“MSF”), a company providing various marketing, sales and call center services to companies across various industries (telecommunication, consumer products and other). Through its 100% owned subsidiaries Customer Management Company GmbH (“CMC”) and Market Research Company GmbH (“MRC”), the MSF Group provided call center advisory and cable television market research services to KDVS in 2003, 2004, 2005 and 2006. Roland Steindorf sold his entire holding in MSF to a trustee in January 2004.

The contractual arrangement between Roland Steindorf and the trustee provides that Roland Steindorf and the trustee waive their entire dividend entitlements and voting rights for the period beginning after December 31, 2003 for the benefit of the other 50% shareholder of MSF, so long as Roland Steindorf remains a managing director of KDVS.

Since Roland Steindorf`s directorship with KDVS has terminated on December 8, 2005, the trustee is obliged to pass on all benefits received from MSF to Roland Steindorf and to transfer the shares in MSF in accordance with Roland Steindorf’s instructions. MRC continues to render market research services to KDG for approximately T€ 39 per month in 2006 and T€ 38 per month in 2005 and 2004.

Otherwise, no reportable transactions were conducted by KDVS companies with members of KDVS’ management or supervisory board or with any other persons in key management positions or any other companies in whose management or supervisory board these persons are represented. The same applies for members of these persons’ families.

Related Party Transactions

KDVS conducted the following transactions with related parties in the years ended March 31, 2006 and 2005, respectively (in T€).

	KDG			LuxCo			Kabelcom Braunschweig(2)			Kabelcom Wolfsburg(3)
	2005/	2004/	2003/	2005/	2004/	2003/	2005/	2004/	2003/	2005/	2004/	2003/
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Goods and services sold							2,492	2,242	3,856	1,671	945	1,583
Goods and services purchased	30,536	98,899	30,133				82	25	4	129	112	111
Interest income	34	1,121	7,624
Interest expense	1,007	1,306	3,788			34,453
Receivables	427,668	298,021	407,960			329		5	3,496			1,462
Liabilities	139,412	112,774	124,945					2			2

(2)    Kabelcom Braunschweig Gesellschaft für Breitband-Kommunikation mbH, Braunschweig

(3)    Kabelcom Wolfsburg Gesellschaft für Breitband-Kommunikation mbH, Wolfsburg

Most of the significant contracts with associated companies are signal delivery agreements concluded in the ordinary course of business.

According to the partnership agreement KDVS has a regular annual payment of T€ 3 to Kabel Deutschland Verwaltungs GmbH for representing the partnership and performing its obligations under the partnership agreement.

Between KDVS Group and its shareholder KDG the following transactions should be recognized:

In an arrangement dated July 14, 2004 and with economic effectiveness as of January 1, 2004, KDG contributed the business of the former DKS to KDBSB in return for new shares.

KDG then contributed the shares in KDBSB to KDVS in return for an increase in its capital share. KDVS then contributed the shares in KDBSB to MSG in return for new shares. KDBSB was then merged into MSG.

In a spin-off arrangement dated August 3, 2004, the KDVS (old) transferred its operations with economic effect as of January 1, 2004, to Kabel Asset GmbH & Co. KG in return for shares pursuant to Sec. 123 (3) UmwG (“ Umwandlungsgesetz “: German Law of Reorganizations). The spin-off was carried out in accordance with the cost method, i.e. at the prevailing fair value. The new shares issued under the spin-off were also recognized by the KDVS (old) at the prevailing value. After the spin-off was entered in the commercial register on August 25, 2004, the KDVS (old) merged into KDG by way of collapse merger. This collapse merger was disclosed by KDG in accordance with the book value method.

On March 25, 2004, LuxCo contributed its loan receivable of T€ 140,097 from KDVS to the capital reserve of KDG. On March 26, 2004, in a second step, KDG contributed this partner’s loan to the capital account of KDVS.

On July 2, 2004 KDG made a capital contribution of T€ 475,000 to KDVS. On November 19, 2004, KDVS’ limited partner KDG withdrew capital in an amount of T€ 475,000.

As of July 29, 2005 (effective April 1, 2005) KDG and KDVS signed a “Ausgliederungs- und Übernahmevertrag” (spinoff and acquisition agreement) for KDG`s operating units “Central Marketing”; “Central Sales”, “Product Management” and “Corporate Services”. KDG transferred all of these units with all the belonging assets and liabilities at their book values as of March 31, 2005 in exchange for an increase in the limited partnership capital of € 1 thousand and additional paid in capital in the amount of € 4,360 thousand.

The acquired assets consisted mainly of licences (€ 2,544 thousand), property and equipment (€ 2,423 thousand), receivables from affiliates (€ 10,693 thousand) and other assets (€ 1,575 thousand). The aquired liabilities consisted mainly of provision for pensions (€ 616 thousand), other provisions and trade payable (€ 12,806 thousand).

Goods and services purchased mainly relate to cost allocations for management services provided by KDG to its operating subsidiaries. The year-on-year increase is mainly the result of increased cost allocations for Management Services due to the launch of “Kabel Digital”. Management Services are primarily allocated to cost of services rendered of T€ 389 (prior year: T€ 2,937; March 31, 2004: T€ 6,297), selling expenses T€ 1 (prior year: 50,623; March 31, 2004: T€ 9,617) and general and administrative expenses T€ 30,146 (prior year: T€ 43,087; March 31, 2004: T€ 14,219).

In the year ended March 31, 2006 KDVS received Management fees in the amount of T€ 1,293 for rent expenses from KDG.

Related Party Guarantees

On July 2, 2004 KDG issued senior notes with a nominal value of T€ 250,000 as well as senior notes with a nominal value of TUSD 610,000, both with a maturity date in 2014 (“2014 Senior Notes”). The outstanding loan amount is due and payable on July 1, 2014. The 2014 Senior Notes are senior liabilities that rank pari passu with all existing and future liabilities of KDG. The 2014 Senior Notes are secured by a second-ranking lien on the shares held by KDG in KDVS.

KDVS itself is the guarantor of the KDG’s debt. The Guarantee is a senior subordinated obligation of KDVS and ranks junior in right of payment to all of its existing and future unsubordinated debt. The Guarantee will rank senior to all existing and future obligations of KDVS expressly subordinated to the Guarantee. The Guarantee is effectively subordinated in right of payment to all of KDVS’ existing and future secured debt (including under the Senior Credit Facilities), to the extent of the value of the assets securing such debt, and to all liabilities of any subsidiary of KDVS.

Transactions with Members of the Management Board

The Group is presented by its general partner Kabel Deutschland Verwaltungs GmbH. The Management equals to the one of KDG and therefore payments to the management board are made by KDG directly.

Management received short-term employee benefits in the amount of T€ 3,129, T€ 2,102 and T€ 1,609 as well as post-employment benefits in the amount of T€ 377, T€ 253 and T€ 210 for the year ended March 31, 2006, March 31, 2005 and March 31, 2004, respectively.

Additionally management participates in the Groups’s Management Equity Participation Program and is holding interests in the Cayman Cable Holding L.P. of 1.40% upon which they have not received any share-based payments due to changes in the measurement of the carrying amount of the underlying interests because of a negative change. Some members of Management received remunerations due to the sale of interests amounting to T€ 5,159. In the year ended March 31, 2005, management has received share-based payments due to changes in the measurement of the carrying amount of the underlying interests and proceeds of gains resulting from the sale of shares in LuxCo by Cayman L.P. in the amount of T€ 16,458 and T€ 2,326 for the year ended March 31, 2005 and March 31, 2004, respectively.

In total management received remunerations in the amount of T€ 8,665, T€ 18,813 and T€ 4,145 for the year ended March 31, 2006, March 31, 2005 and March 31, 2004, respectively.

For further details regarding share-based payments refer to note 5.3.

Former members of management and their surviving dependents

For former members of management and their surviving dependents accruals for pension claims have been set up in the amount of T€ 147, T€ 128 and T€ 22 for the year ended March 31, 2006, March 31, 2005 and March 31, 2004, respectively.

5.3 Share-Based Payments

Management Equity Participation Programs (MEP)

The Group has three Management Equity Participation Programs (MEP I, MEP II, MEP III) in place. MEP I provides direct and indirect — via Kabel Management Beteiligungs GbR — ownership in the Cayman Cable Holding L.P. the ultimate parent company of KDVS (in the following “the Partnership”). MEP II and III provide options in Cayman Cable Holding L.P. interests. Employees (including senior executives) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services, which are settled in accordance with the terms of MEP’s.

MEP I

One members of KDVS management participates in the Cayman Cable Holding L.P. directly as limited partners (the “Direct Management Equity Program I - direct MEP I”) and certain members participate indirectly through interests in Kabel Management Beteiligungs GbR, a separate partnership which is itself a limited partner in Cayman Cable Holding L.P. (the “Indirect Management Equity Program I — indirect MEP I”). The terms of both programs are substantially the same.

On February 11, 2004, Cayman Cable Holding G.P. Co. Ltd. (the general partner) and the limited partners of the Partnership entered into a second amended and restated limited partnership agreement. This agreement sets forth the structure relating to the governance and ownership of the Partnership and the terms of the direct MEP I. Under the direct MEP I, certain members of management were admitted to the Partnership as limited partners holding common interests in the Partnership. Other members of management were admitted to the Program through ownership in Kabel Management Beteiligungs GbR, a limited partner in the Partnership holding common interests in the Partnership.

The members both of the direct MEP I and indirect MEP I were required to pay a capital contribution upon admission. The direct MEP I and the indirect MEP I, respectively, have financed up to 70% of the members’ contributions with a loan from the Partnership.

Interest accrues on such loans at a rate of 5.5% per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The members are entitled to proceeds of gains resulting from the sale of shares in LuxCo by Cayman L.P. With these proceeds the granted loans were repaid.

Put or call provisions apply to the members’ Partnership interests in the event that such member cease to be employed by KDVS or its subsidiaries.

Certain limits apply with respect to the transfer of interests in the Partnership. Prior to March 11, 2008, limited partners are not permitted to transfer their interests in the Partnership (subject to certain exceptions for affiliate transfers and transfers to subsidiaries or family vehicles) without the consent of the general partner, Cayman Cable Holding G.P. Co. Ltd. Such consent may be given subject to conditions or restrictions or may be withheld at the general partner’s absolute discretion. Notwithstanding the foregoing, no transfers shall be valid or effective if the transfer would violate any applicable securities laws or it would cause the Partnership to lose any of its exemptions or favorable treatment under the U.S. Federal income tax laws, ERISA or the U.S. Investment Company Act of 1940.

Beginning April 1, 2005, some of the members of MEP I were reallocated to KDVS in connection with the transfer of subdivisions to KDVS due to the decision of management to combine all operative business in KDVS. This resulted in an increase in the number of interests of 525,000. The liability associated with those interests in the amount of T€ 598 was transferred from KDG to KDVS as of April 1, 2005.

During the year ended March 31, 2006, 210,000 interests where called due to the termination of employment of the respective members of MEP I.

In February 2006, P4 Cayman Cable Ltd. concurrent with the purchase of all shares of Cayman Cable made an offer to the holders of limited partnership interests in Cayman Cable Holding L.P. (direct MEP I), the limited partners of Kabel Management Beteiligungs GbR (indirect MEP I) and the holders of options over interests in Cayman Cable Holding L.P. (MEP II and III) to repurchase their interests. Due to this offer which expired 20 business days after the offer, 105,000 interests from members of the direct MEP I and 730,000 interests from members of the indirect MEP I were repurchased at a price of € 8.41 per interest resulting in an additional increase in capital reserve of T€ 5,922.

Number of equity instruments granted

As of March 31, 2006, only management indirect interests of 0.49% in the Cayman Cable Holding L.P. are outstanding. The total consideration paid for these interests amounts to T€ 490.

Grant date

The grant date determines the point in time at which the fair value of the services of the members of MEP is measured. The persons who are members of the direct MEP I participate in Cayman Cable Holdings L.P. with a grant date as of March 13, 2003. The persons who are members of the indirect MEP I participate with a grant date as of November 27, 2003.

Measurement

The fair value of the services of the management is measured by reference to the fair value of the equity instruments granted. Under the indirect MEP I as of November 27, 2003, the fair value equals the value of the interests in Kabel Management Beteiligungs GbR, which is valued by its contribution in the Cayman Cable Holding L.P. (T€ 490).

The fair value of the services has been derived from a valuation based on formulas for fair price estimation of the respective shares, which have been negotiated between the partners and are laid down in the partnership agreement (third amendment). The difference between the fair value as computed at each reporting date and the consideration for the interests is accounted for as personnel expense. This amount is recognized over a vesting period of four years commencing at grant date using the accelerated recognition method in accordance with IFRS 2. Vesting is split over 4 years, whereby 25% are vested at each anniversary. Therefore the program is split into 4 different layers, for which fair value is calculated at each reporting date. As of March 31, 2006, March 31, 2005 and March 31, 2004 T€ 517, T€ 607 and T€ 420 included in the valuation of other liabilities, have been vested. The Group recognized expenses in the amount of T€ 5,637 and a decrease in other liabilities thereof in the amount of T€ 525 as well as an increase in receivables from shareholders in the amount of T€ 598 and an increase in capital reserve in the amount of T€ 6,760 for the year ended March 31, 2006.

MEP II and III

MEP II and MEP III are option programs that differ in the exercise price only. Under these programs the participants were granted options on interests in the Cayman Cable Holding L.P.

Until the year ended March 31, 2005, all members of MEP II and MEP III were allocated to the KDG GmbH, the parent Company of KDVS. Beginning April 1, 2005, some of the members of MEP II and MEP III were reallocated to KDVS in connection with the transfer of subdivisions to KDVS due to the decision of management to combine all operative business in KDVS.

In February 2006 as previously described, P4 Cayman Cable Ltd. made an offer to the holders of limited partnership interests in Cayman Cable Holding L.P. (direct MEP I), the limited partners of Kabel Management Beteiligungs GbR (indirect MEP I) and the holders of options over interests in Cayman Cable Holding L.P. (MEP II and III) to repurchase their interests. Due to this offer, 140,000 options within the MEP II scheme were exercised and the respective interests were repurchased at a price of € 8.41 per interest resulting in an increase in liability of T€ 588 for the year ended March 31, 2006.

Number of options granted

As of March 31, 2006, in total 175,000 options have been outstanding of the options granted to the participants representing a 0.18 % interest in the Cayman Cable Holding L.P. under MEP II and MEP III. The options have been granted as of the inception date of the employment of the participating managers.

Grant date and terms

The maximum term of the options is ten years after grant date. The options will lapse in case they are not exercised. The weighted average remaining life of the options is 3.82 years.

Method and Extent of Exercise

The options will become immediately vested and exercisable upon any of the following events:

•       the date of completion of the sale, or disposal in any other manner, of all or substantially all of the business and assets of the Cayman Cable Holding L.P. and its subsidiaries (Group) to a third party purchaser;

•       the effective date of a public offering of the shares in KDG and their shareholders (Group) companies representing substantially all of the business.

In addition, the general partner of Cayman Cable Holding L.P. may, at its absolute discretion, allow options to become exercisable, in whole or in part, prior to an exit event if any other transaction occurs which would materially affect the value of the options.

The general partner may decide that, instead of procuring the issue or transfer of interests in Cayman Cable Holding L.P. (LP interests) on exercise of an option that it will:

•       pay to the option holder (after deduction of any taxes, social security contributions duties or other expenses) a cash amount equal to the difference between the market value of the LP interests which would otherwise be issued or transferred and the exercise price for those LP interests; or

•       transfer to the option holder a number of the shares of any Group company which has a market value equal the difference between the market value of the LP interests which would otherwise be issued or transferred and the exercise price for those LP interests; or

•       transfer to the option holder a number of the shares which are admitted to listing which has a market value of the difference between the market value of the LP Interests which would otherwise be issued or transferred and the exercise price for those LP interests.

Any other transfer of options is restricted to certain limited options (e.g. ceasing of employment). Any transfer of an option otherwise than permitted in this program would cause the option to lapse.

Measurement

The measurement of the fair value at grant date and each consecutive reporting period is based on the Black-Scholes options pricing model. The main parameters are the expected volatility of the values of the shares, the estimated term of the options and the risk free interest rate on grant date (equivalent to the estimated average life of the options of five years). The grant of the options is not dependent on market conditions, whereby expected future distributions have been included in the calculation.

The volatility was estimated at 25% by benchmarking historical volatilities of listed international cable companies that are comparable regarding the parameters that typically influence the volatility.

The strike prices are € 1.40 for MEP II and € 5.43 for MEP III.

										Fair value
							risk free	Fair value	Fair value	of option at
	Number of options						interest rate	of option at	of shares at	measurement
	March 31,	Company				March 31,	at grant	grant date	grant date	date
Grant date	2005	Change	Granted	Called	Exercised	2006	date (%)	in T€	in T€	in T€
October 1, 2004 MEP II	0	140,000	0	0	140,000	0	3,33	1,135	2,488	0
January 1, 2005 MEP III	0	35,000	0	0	0	35,000	2,99	228	388	134
February 2, 2005 MEP III	0	140,000	0	0	0	140,000	2,78	906	1,552	539
	0	315,000	0	0	140,000	175,000

For MEP II and III the Group recognized compensation expense in the amount of T€ 1,071, an increase in other liabilities in the amount of T€ 383 as well as an increase in receivables from shareholders in the amount of T€ 490 and an increase in capital reserve in the amount of T€ 1,178 in the year ended March 31, 2006. The entire amount of the liability has vested. None of the options granted have been cancelled since granting. Therefore all options shown are outstanding as of year end March 31, 2006 and remain non exercisable.

5.4 Financial Instruments

KDVS is exposed to market risks from changes in interest rates which can impact its operating results and overall financial condition. KDVS manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through hedging strategies that utilize derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. the risk of variable interest payments (by entering into payer swaps and buying caps).

Of KDVS’ financial instruments, only the interest rate swaps bear a fair value interest rate risk, whereas the money market funds and the bank loans bear cash flow interest rate risks.

The Group has incurred debt, mainly bank borrowings. As a result, KDVS is exposed to risks from changes in interest rates. Derivative instruments are only used to hedge existing or prospective transactions.

Risks are initially hedged by way of naturally closed positions in which the values or the cash flows of primary financial instruments are matched in terms of maturity and amounts. Any residual risks are mitigated by way of conventional derivative financial instruments.

As of the balance sheet date, derivative financial instruments consisted of the following:

	March 31, 2006	March 31, 2005	March 31, 2004
	T€	T€	T€
Interest Rate Swaps
Within one year	67,988	64,321	60,853
One to five years	527,391	595,379	280,133
More than 5 years	0	0	379,567
Total	595,379	659,700	720,553
Interest Rate Cap
Within one year	22,663	21,440	20,284
One to five years	175,797	198,460	93,377
More than 5 years	0	0	126,523
Total	198,460	219,900	240,184
Total	793,839	879,600	960.737

The nominal volume is the sum total of all purchase and sale amounts of the interest rate derivatives. The nominal amounts are equal to the volume of the hedged items.

Interest Rate Swaps and Caps

Approximately T€ 1,037,500 borrowed under the Group’s initial senior loan facility in 2003 was used to fund the acquisition of the cable television business. The interest rate volatility related to these outstanding loans was hedged with a combination of interest rate swaps and caps at the time the bank loans were incurred. The loans were extended by the lending banks subject to the condition that the Group would enter into appropriate interest rate swaps and interest caps.

With the interest rate swaps, the variable interest rates (EURIBOR) on KDVS’ bank loans were effectively exchanged for a fixed interest rate of 4.0495% per annum. KDVS initially entered into interest rate swaps with a notional amount of T€ 778,125 which will be amortized until 2015. These swaps entitle KDVS to receive a payment from the counterparty if the variable market interest rate exceeds the fixed interest rate, and oblige KDVS to make a payment to the counterparty if the fixed interest rate exceeds the variable market interest rate. These types of agreements are entered into to effectively convert the interest rates on KDVS’s long-term liabilities to banks from variable to fixed. In 2003, KDVS also purchased interest rate caps with a cap level of 4.2% per annum with a notional amount of T€ 259,375 which will be amortized until 2015. These caps entitle KDVS to receive a payment from the counterparty equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

In September 2004, KDVS restructured its interest rate swaps and caps. The restructured hedges now amortize until June 2009 compared to the original maturity, and the effective interest rate on the swaps was reduced from 4.0495% to 3.705% as of September 29, 2004.

Credit Risk

For all payments underlying the financial instruments, collateral must be requested, credit ratings/references obtained and a track record of prior business relations used in order to minimize the credit risk depending on the nature and extent of the respective payments.

Impairment losses are recognized for any credit risks associated with the financial assets. The credit risk associated with derivative financial instruments is minimized in that only counterparties with top credit ratings are selected. For this reason, the general credit risk relating to the derivatives used by the Group is not considered to be significant. No concentration of credit risks from business relations with individual debtors is evident.

Interest Rate Risk

KDVS’ interest payments are hedged against interest rate risk by the derivatives described. As of year-end 2006, 2005 and 2004, all of the interest-bearing liabilities are due in more than 5 years, which is why the interest rate hedge structure is long term.

Fair Values of Financial Instruments

The carrying amounts of the Group’s key financial instruments are summarized below. The carrying amounts of the Group’s cash and cash equivalents, money market funds, trade receivables and payables, short-term loans, as well as other current liabilities, in view of their short terms as of March 31, 2006, 2005, and 2004, are effectively equal to their fair values as they have interest rates based on variable interest rates that change in line with the market. Using a discounted cash flow analysis based on the current lending rate for an identical loan term, the fair value of the Group’s long-term, fixed-rate liabilities is estimated as net present value of future payments, using yield curves obtained by banks and money market observations. Due to the complexity inherent in such an estimate, the estimate may not necessarily reflect actual market values. Different market assessments or procedures may therefore significantly influence the fair value estimate.

The carrying amount of the Senior Term Facility materially approximates their fair values. With respect to the carrying amounts of the financial assets and liabilities please refer to the respective sections in the Notes.

KDVS applied the exemption allowed under IFRS 1.36 A which did not require an entity that adopts IFRS before January 1, 2006 to comply with IAS 39 for the period ending March 31, 2004. This means that measurement as a valuation unit in accordance with the German Commercial Code (“Handelsgesetzbuch”: HGB) could be retained for the period from April 1, 2003 to March 31, 2004.

The fair values of the derivative financial instruments as of the balance sheet date have been estimated as net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). They are as follows:

Instrument	Nominal amount March 31, 2006	Fair value March 31, 2006	Recognized in income statement April 1, 2005 - March 31, 2006	Recognized in equity April 1, 2005 - March 31, 2006
	T€	T€	T€	T€
Interest rate swap	595,379	(3,844)	3,403	13,762
Interest rate cap	198,460	603	(246)	0
Total	793,839	(3,241)	3,157	13,762
Deferred Taxes				(2,395)
Total	793,839	(3,241)	3,157	11,367

Instrument	Nominal amount March 31, 2005	Fair value March 31, 2005	Recognized in income statement April 1, 2004 - March 31, 2005	Recognized in equity April 1, 2004 - March 31, 2005
	T€	T€	T€	T€
Interest rate swap	659,700	(20,798)	3,422	(6,487)
Interest rate cap	219,900	799	(1,941)	0
Total	879,600	(19,999)	1,481	(6,487)
Deferred Taxes				1,129
Total	879,600	(19,999)	1,481	(5,358)

For the above discussed interest rate swaps, KDVS recorded T€ 13,762 (before deferred taxes) of changes in fair value directly in the cash flow hedge reserve of equity during the period from April 1, 2005 until March 31, 2006.

5.5 Group Companies

		Registered office	Share-holding in %
Fully consolidated companies (IFRS 3)
1	Kabel Deutschland Vertrieb und Service GmbH & Co. KG	Unterföhring
2	Kabel Deutschland Breitband Services GmbH	Unterföhring	100.00
3	Deutsche Kabel Services Verwaltungs GmbH i.L.	Bonn	100.00
4	TKS Telepost Kabel-Service Kaiserslautern Beteiligungs-GmbH	Kaiserslautern	100.00
5	TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG	Kaiserslautern	100.00

		Registered office	Share-holding in %
Companies consolidated at equity (IAS 28)
8	KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Braunschweig	24.00
9	KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Wolfsburg	24.00

As of April 18, 2005, TKG Saar Gesellschaft für den Betrieb von Telekommunikationsnetzen mbH & Co.KG, Saarbrücken, and as of June 13, 2005, Antennenbau Amberger GmbH, Munich, were merged with KDVS effective on January 1, 2005.

5.6 Particular Events after the Balance Sheet Date

New Senior Credit Facility

On March 13, 2006 KDVS entered into a commitment letter for a New Senior Credit Facility Agreement. This agreement is comprised of two facilities, a T€ 1,150,000 term loan facility (A Facility) and a T€ 200,000 revolving credit facility (B Facility). Facility A and Facility B are structured as a six year term loan which mature on March 31, 2012. The availability period of the Facility A starts on March 13, 2006 and lasts over a period of sixty days. For the Facility B the availability period starts on March 13, 2006 and lasts till one month prior the final maturity date.

The A Facility Loan can only be used by KDVS for the purpose of repaying the existing Old Senior Credit Facility. Each B Facility Loan can be used for the purpose of repaying the existing Old Senior Credit Facility and for general corporate purposes of the group.

The Group must repay the A Facility and outstanding B Facility loans in full on its maturity on March 31, 2012. The Senior Term Facility is secured by all the assets of KDVS and a first pledge on 100% of the shares of KDVS which are owned and offered as security under the KDG GmbH guarantee.

The terms of interest depends on the decision of the borrower. It can differ between one, two, three or six months or, any other period shorter than six months agreed by KDVS and the Lenders.

The A Facility and the B Facility has an interest rate based on EURIBOR plus a margin plus mandatory costs calculated as a weighted average of the rates for each lender.

In the beginning the Margin for Facility A and B will be 2.00 per cent until the first setting of the relevant ratio of Consolidated Total Net Borrowings to Consolidated EBITDA (as defined in the Senior Credit Facility agreement). Thereafter, the margin is based on the ratio as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA as adjusted	Margin
(per cent. per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

For each undrawn, uncancelled amount of the B Facility KDVS has to pay a commitment fee of 0,625 per cent.

The KDVS Senior Credit Facility is subject to several affirmative and negative covenants including but not limited to restrictions on:

•       EBITDA to Net Interests

•       Senior Net Debt to EBITDA

Mandatory prepayments are required in case of (i) a change of control, flotation or sale of the business, (ii) certain third party receipts and (iii) 50 per cent of the proceeds of a public offering (if consolidated senior net borrowings to consolidated EBITDA is greater than or equal 2:1).

At March 31, 2006, KDVS had not borrowed any loans under the new Senior Term Facility. On May 12, 2006, the full amount of T€ 1,150 million was drawn down under Facility A. On the same day KDVS notified the lenders under the previous Senior Credit facility that it would prepay the loan in accordance with the terms of the original agreement. The € 1,150 million proceeds, plus T€ 75,848 million cash from existing cash balances were used to repay the outstanding balances under the previous Senior Credit facility.

MEP

After the balance sheet date, the Partnership agreed to assume the obligations under PIK-Notes issued by P4 Cayman Cable Ltd. As a result of that, the Partnership decided to adjust the number of interests and options to reflect this change resulting in the issue of additional interests and options to the MEP holders. At the same time, the strike price for the options was adjusted by the same proportion.

Other significant events did not occur at KDVS since the balance sheet date on March 31, 2006.

5.7 Management

The Group is represented by its general partner Kabel Deutschland Verwaltungs GmbH. No further representatives are registered in the commercial register.

The Management and Advisory Board of Kabel Deutschland Verwaltungs GmbH are the following:

Management

Roland Steindorf	Chief Executive Officer until December 8, 2005
Paul Thomason	Chief Financial Officer
Heinrich Kreutzer	Chief Human Resource Officer until March 31, 2006
Christof Wahl	Chief Operating Officer
Rainer Wittenberg	Chief Commercial Officer since May 1, 2005
Dr. Manuel Cubero del Castillo-Olivares	Managing Director since December 8, 2005

5.8 Authorization of financial statements

The consolidated financial statements were released for publication on August 31, 2006.

6.                     Reconciliation to U.S. GAAP

The consolidated financial statements of KDVS GmbH & Co. KG (KDVS) have been prepared in accordance with International Financial Reporting Standards (IFRS), adopted by the European Union (EU). Application of all other IFRS not endorsed by the EU as of March 31, 2006, 2005 and 2004 would not have any impact to the consolidated financial statements of KDVS. IFRS differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

Application of U.S. GAAP would have affected the results of operations for each of the years in the three-year period ending March 31, 2006 and equity as of March 31, 2006, 2005 and 2004 to the extent described below. A description of the material differences between IFRS and U.S. GAAP as they relate to KDVS are discussed in further detail below. Reconciling items are presented gross of income taxes. Related tax adjustments are presented separately in item (12).

Reconciliation of net income (loss) from IFRS to U.S. GAAP for the years ending

	Note	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
Net income (loss) in accordance with IFRS		(56,381)	9,105	(114,915)
Business combination	(1)	1,629	20,108	15,082
Asset retirement obligations	(2)	(360)	31	(542)
Receivable from shareholder	(3)	0	0	0
Retirement benefits	(4)	(874)	(1,302)	(663)
Financing fees	(5)	55,069	2,371	26,738
Restructuring	(6)	(9)	(1,416)	1,425
Derivatives	(7)	0	0	(13,113)
Provisions	(8)	0	(1,360)	1,360
Intangible assets	(9)	221	221	(1,105)
Employee benefits	(10)	(13,342)	(21,543)	(4,233)
Classification of limited partner	(11)	80,000	(16,000)	0
Income taxes	(12)	(9,876)	(3,246)	(5,077)
Net income (loss) in accordance with U.S. GAAP		56,077	(13,031)	(95,043)

Reconciliation of equity from IFRS to U.S. GAAP as of

	Note	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
Equity in accordance with IFRS		(1,138,207)	(1,105,491)	174,110
Business combination	(1)	24,023	22,394	2,286
Asset retirement obligations	(2)	(871)	(511)	(542)
Receivable from shareholder	(3)	(288,372)	(185,247)	(283,015)
Retirement benefits	(4)	(8,914)	(3,811)	(2,642)
Financing fees	(5)	47,238	(7,831)	75,483
Restructuring	(6)	0	9	1,425
Derivatives	(7)	0	0	(14,993)
Provisions	(8)	0	0	1,360
Intangible assets	(9)	(663)	(884)	(1,105)
Employee benefits	(10)	2,104	(4,965)	(4,173)
Classification of limited partner	(11)	0	0	(1,356,000)
Income taxes	(12)	(9,379)	(417)	(9,445)
Equity in accordance with U.S. GAAP		(1,373,041)	(1,286,754)	(1,417,251)

The IFRS consolidated financial statements of KDVS includes the assets and liabilities and results of operations of KDVS on a legal entity basis. The reconciliation of equity and net income (loss) of KDVS to U.S. GAAP as of and for the years ending March 31, 2006, 2005 and 2004 have been carved out of the reconciliation of net loss and equity of KDG to U.S. GAAP. The reconciliation of net loss and equity of KDVS includes the assets and liabilities and results of operations of KDVS, including certain expenses incurred by KDG on behalf of KDVS. In the preparation of the reconciliation, certain administrative expenses were not identifiable as relating solely to KDVS. Management believes these allocations are reasonable to present the financial position and results of operations of KDVS. After allocation of these costs of KDG to KDVS including those further described in item (11), the Company believes all the costs of operating KDVS have been reflected in the KDVS U.S. GAAP financial statements. However, the financial position and results of operations of the KDVS are not indicative of those that would have been achieved had KDVS operated as an independent entity during the years ending March 31, 2006, 2005 and 2004. In addition, the reconciliation does not purport to be indicative of future reconciling differences related to the financial position or results of operations of the company. Certain costs including restructuring were allocated based on the percentage of employees involved in the activity.

(1)    Business combination

The consolidated financial statements of KDVS were prepared in accordance with exemptions provided by IFRS 1 “First-time Adoption of International Financial Reporting Standards” for entities adopting IFRS for the first time. Therefore, all business combinations carried out by KDVS before April 1, 2003, were not retrospectively accounted for under the guidance of IFRS 3 “Business Combinations”. These combinations are accounted in accordance with the German Commercial Code (“Handelsgesetzbuch”: HGB) or German GAAP. Under U.S. GAAP business combinations are accounted for in accordance with SFAS No. 141 “Business Combinations”. The adjustments relate to the acquisition of the cable businesses of Deutsche Telekom AG (DTAG) in March 2003.

The acquisition cost is measured as the fair value of the consideration given, plus direct costs of the acquisition. The inclusion of direct costs of the business combination in the purchase price under U.S. GAAP as of March 13, 2003 resulted in an increase of T€ 9,200 as compared to IFRS. Therefore, total cost of acquisition amounted to T€ 1,788,596.

Under IFRS, the purchase cost was initially allocated to the acquired assets and assumed liabilities at fair value. However, in accordance with German GAAP, the amounts of fair value adjustments are limited by the acquisition cost. This effectively reduced the amount allocated to customer lists under IFRS at the acquisition date by the excess of the fair values of the acquired net assets over the acquisition cost.

Based on a third party valuation, under U.S. GAAP the purchase price was allocated to acquired tangible and identifiable intangible assets and assumed liabilities, including certain liabilities for restructuring related to employees of KDVS. The fair value of the acquired net assets exceeded the acquisition costs, and this excess of T€ 380,410 (negative goodwill) was allocated as a pro rata reduction of the amounts assigned to certain acquired assets: customer list, technical equipment, software and licences, other equipment, furniture and fixtures and equity investments in associates.

As a result the amount allocated to customer list under U.S. GAAP was increased by T€ 202,628. The amount allocated to property and equipment was reduced by a total of T€ 226,128, which included a T€ 221,522 reduction to technical equipment.

Under HGB and IFRS the acquired equity investments in associates are initially recognized at the book value of the seller. The difference between IFRS and U.S. GAAP results since the acquired equity investments are recorded at fair value under U.S. GAAP.

During the fiscal year ending March 31, 2004, the Company determined that the actual cost was less than the amounts estimated and recorded for certain liabilities assumed in the purchase price allocation. An accrual for unused transponder capacity was recorded for T€ 11,200. In addition the company received a reimbursement from third parties during the fiscal year ending March 31, 2004 related to a liability assumed in the business combination. Under IFRS, the accrual for unused capacity and the reimbursement were recognized in the income statement. Under U.S. GAAP, these amounts reduced the cost of the acquired company. Accordingly, adjustments were recorded to increase U.S. GAAP Net loss by T€ 15,200 in the fiscal year ending March 31, 2004, and to reduce acquired assets by a corresponding amount.

Differences between IFRS and U.S. GAAP in acquired pension liabilities and asset retirement obligations arising subsequent to the acquisition, and deferred taxes related to the acquisition are included separately in the respective reconciling items below.

The following table quantifies the differences between U.S. GAAP and IFRS in the carrying values of acquired assets and assumed restructuring liabilities as of March 31, 2006 and 2005:

U.S. GAAP Reconciling Adjustment to Equity

	March 31, 2006	March 31, 2005
	in T€
U.S. GAAP adjustments to IFRS assets, increase (decrease)
Customer list	128,587	152,182
Software and licenses	0	(1,914)
Technical equipment	(110,989)	(133,391)
Other equipment, furniture and fixtures	(1,103)	(2,263)
Equity investments in associates	7,340	7,340
U.S. GAAP adjustments to IFRS liabilities, decrease (increase)
Termination and relocation benefits	188	440
Equity adjustment between U.S. GAAP and IFRS	24,023	22,394

The following table quantifies the differences in amortization expense for the acquired customer list and other identifiable intangible assets, as well as depreciation expense on acquired fixed assets and compensation expense related to adjustments to liabilities for termination and relocation benefits for the years ending March 31, 2006, 2005 and 2004:

U.S. GAAP Reconciling Adjustment to net loss for the years ending

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
U.S. GAAP adjustments to IFRS depreciation or amortization expense (increase), decrease
Customer list	(23,595)	(23,839)	(23,839)
Software and licenses	1,914	1,996	1,996
Technical equipment	22,402	42,843	44,304
Other equipment, furniture and fixtures	1,160	1,151	1,151
Compensation expense	(252)	(2,043)	6,670
IFRS reversal of provisions recorded as an adjustment to purchase price under U.S. GAAP	0	0	(15,200)
Decrease to U.S. GAAP expense	1,629	20,108	15,082

In connection with the acquisition of the cable business of DTAG, KDG GmbH, the parent of KDVS, announced a restructuring plan to its employees on December 12, 2003. The plan included a strategic reorganization as well as the relocation of the company’s headquarters. The strategic reorganization included the centralization of the finance, IT, and corporate services departments in Munich as well as the restructuring of the network and the sales departments. The plan included the termination of 151 employees.

The restructuring was contemplated during the acquisition, the measures were officially announced during December 2003, and the plan was finalized within one year of the consummation of the business combination. Under IFRS, liabilities for termination benefits were recorded as period costs when the plans were announced.

EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination”, provides guidance for the accounting under U.S. GAAP for restructuring costs in connection with the restructuring of an acquired entity in a business combination. In accordance with EITF 95-3, the termination benefits and relocation costs which met certain specified criteria were recognized as an assumed restructuring liability in the allocation of the acquisition cost of the business combination. The restructuring costs included severance payments for planned employee terminations, and relocation benefits paid to employees for costs associated with moving employees of the acquired business to a new location. As of March 31, 2006 substantially all of the terminations accrued for under the initial restructuring plan had already occurred.

With respect to the relocation benefits, two types of benefits were offered by KDVS. The first type involved a one-time relocation payment not conditional on continuing employment. These payments have been included in the cost of the acquired company in accordance with EITF 95-3. The second type represented payments to be made to certain employees on an on-going basis, which are recognized as incurred rather than recognized as a cost of the acquisition.

Employee termination costs were accrued in the IFRS consolidated financial statements as of and for the year ending March 31, 2004. There were no differences between IFRS and U.S. GAAP in the estimate of termination cost. Since this liability was recorded in the U.S. GAAP purchase price allocation, the expense was reversed and accordingly decreased the U.S. GAAP net loss for the year ending March 31, 2004.

All relocation benefits were expensed as incurred in the IFRS consolidated financial statements. The liability for one-time relocation benefits was recorded in the purchase allocation under U.S. GAAP, which decreased U.S. GAAP equity as compared with IFRS as of March 31, 2006, 2005 and 2004. Additional adjustments were made to reverse relocation expenses recorded in the IFRS consolidated financial statements for the year ending March 31, 2006, 2005 and 2004, which were charged against the liability under U.S. GAAP.

In December 2004, KDVS revised the estimates of employee termination costs. The number of employees expected to be terminated increased. As this change occurred after one year from the acquisition date, U.S. GAAP expenses were increased by T€ 2,074 in the year ending March 31, 2005. The revision also included a reduction in the termination cost per employee. Since the costs ultimately incurred related to the original restructuring plan were less than the amount recorded as a liability assumed in the business combination, under U.S. GAAP as of March 31, 2005 the restructuring liability was reduced by T€ 2,866 against the acquired assets. As of March 31, 2006, the remaining provision was utilized.

A certain number of employees that were affected by the restructuring program had an individual right to return to their former employer DTAG. For these employees DTAG and KDG agreed on a contractual penalty fee of T€ 1,081 which would be payable by KDG if a certain percentage of these employees were terminated and returned to DTAG. In May 2005 the Company offered contracts to these employees that excluded the returning right. Since 95% of all eligible employees accepted the revised agreement by September 2005, the penalty threshold was not reached and as a result the provision was reversed under both IFRS and U.S. GAAP.

The effects of these adjustments and the development of the U.S. GAAP liabilities for termination and relocation costs are as follows:

	U.S. GAAP	IFRS*	Diff.
	in T€
Balance of the liability as of March 31, 2004	7,053	6,670	383
IFRS-Accrual	(2,763)	(4,806)	2,043
Costs paid and charged against the liability in the year ending March 31, 2005	(2,866)	0	(2,866)
Balance of the liability as of March 31, 2005	1,424	1,864	(440)
Costs paid and charged against the liability in the year ending March 31, 2006	(343)	(595)	252
Reversal of restructuring liability	(1,081)	(1,081)	0
Balance of the liability as of March 31, 2006	0	188	(188)

*      IFRS values are presented without costs for bonuses which are not considered in the purchase price allocation. These costs for bonuses amounted to T€ 0, T€ 10 and T€ 1,426 as of March 31, 2006, 2005 and 2004, respectively.

As of March 31, 2004 the difference between the liability under U.S. GAAP and IFRS (383 T€) consisted of the one time relocation costs which are recognized as a liability only for U.S. GAAP purposes.

As of March 31, 2005 the difference between the liability under U.S. GAAP and IFRS
(T€ 440) consisted of the one time relocation costs (T€ 352) and the adjustments based on the new estimates of employee termination costs (T€ -792).

As of March 31, 2006 the difference between the liability under U.S. GAAP and IFRS
(T€ 188) consisted of the remaining provision under IFRS since this amount was not yet recognizeable under FAS 88 under U.S. GAAP as of March 31, 2005.

See item (6) below for additional adjustments related to other restructuring activities connected with the acquisition of the cable businesses of DTAG and additional U.S. GAAP disclosures regarding the new provision for “Service Offensive 2006”.

(2)   Asset retirement obligations

KDVS has incurred asset retirement obligations (AROs) relating primarily to equipment and other leasehold improvements installed on leased network sites including the leasing of space in the cable ducts of DTAG to house KDVS’s network cable, and improvements to leased buildings. Those leases generally contain provisions that require the company and its subsidiaries to restore the sites to their original condition at the end of the lease term.

Asset retirement obligations are recognized in accordance with SFAS No. 143 “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and the carrying amount of the long-lived asset be increased by the same amount. When a liability is initially recorded, the entity capitalizes the cost by increasing the carrying value of the related long-lived asset. The liability accretion to its present value and the asset depreciation are recorded over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded.

Asset retirement obligations existing as of March 13, 2003 were included in the purchase price allocation related to the acquisition of the cable businesses of DTAG. The liability was recognized at fair value as of the acquisition date. A corresponding asset (capitalized asset retirement cost) was recorded by increasing the amount allocated to the related long-lived asset by the same amount as the liability. Accordingly, assets and liabilities recorded in the acquisition under U.S. GAAP were increased for asset retirement obligations.

Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Under U.S. GAAP, KDVS concluded there is not sufficient historical experience of non-enforcement. Therefore, these expectations were not included in the measurement of the obligation in accordance with SFAS No. 143. This resulted in an increase to the liability under U.S. GAAP, partially offset by reductions due to the use of a credit adjusted risk free rate as required by SFAS No. 143 instead of a risk free-rate as used under IFRS.

The difference in the net capitalized asset retirement cost and liabilities for asset retirement obligations at March 31, 2006 and 2005 are as follows:

	March 31, 2006	March 31, 2005
	in T€
Net asset capitalized under U.S. GAAP	8,866	10,089
Net asset capitalized under IFRS	11,484	10,800
Difference in assets under U.S. GAAP	(2,618)	(711)
Retirement obligation under U.S. GAAP	18,217	17,841
Retirement obligation under IFRS	19,964	18,041
Difference in net liabilities under U.S. GAAP	(1,747)	(200)
Equity adjustment under U.S. GAAP	(871)	(511)

The difference between the components of AROs between IFRS and U.S. GAAP consists of the following:

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
U.S. GAAP
Depreciation expense	1,223	3,574	4,002
Accretion expense	1,419	1,651	1,428
Total U. S. GAAP expense	2,642	5,225	5,430
IFRS
Depreciation expense	1,260	3,093	3,567
Accretion expense	723	638	1,321
Total IFRS expense	1,983	3,731	4,888
U.S. GAAP (decrease) to expense due to settlement of obligations	(299)	(1,525)	0
Difference	(360)	31	(542)

Differences between U.S. GAAP and IFRS in the liabilities associated with obligations settled resulted in a decrease to U.S. GAAP expense of T€ 299, T€ 1,525 and T€ 0 in the years ending March 31, 2006, 2005 and 2004, respectively.

The changes in the liability for asset retirement obligations for the two years ending March 31, 2006 and 2005 under U.S. GAAP are as follows:

	March 31, 2006	March 31, 2005
	in T€
Liability at the beginning of the period	17,841	19,521
Accretion expense	1,419	1,651
Asset retirement obligations settled	(1,043)	(3,331)
Liability at the end of the period	18,217	17,841

(3)   Receivable from shareholder

Included in U.S. GAAP equity is the net balance due from KDG as the result of various transactions between KDVS and KDG. Settlement of the balance is not expected in the near term, and there are no interest charges associated with the receivable balance. The balance is primarily the result of KDVS´ participation in KDG’s central cash management program prior to fiscal year end March 31, 2004, wherein all of KDVS´s cash receipts were remitted to KDG and all cash disbursements were funded by KDG. In April 2004 the cash pooling was transferred to KDVS. The net receivable balance remaining from the cash pooling is offset by the net of other transactions including administrative expenses incurred on behalf of KDG and charged to KDVS, and cash advances to KDG for the payment of interest. In the IFRS consolidated financial statements the balance was recorded as a receivable. Adjustments to reclassify the receivable to equity reduced receivables from shareholders (current and non-current assets) and reduced U.S. GAAP equity for the net balance due from KDG of T€ 288,372 and T€ 185,247 as of March 31, 2006 and 2005.

(4)   Retirement benefits

Under IFRS retirement benefits are only recognized for the employees of KDVS on a legal entity basis. In the first step, the remaining portion of retirement benefits that relate to the parent KDG GmbH (single entity) also have to be considered under U.S. GAAP and therefore the costs were pushed down to KDVS as these employees provide services to KDVS. In the second step, the reconciling adjustments between IFRS and U.S. GAAP were recorded. These two effects are explained below.

Adjustment for U.S. GAAP due to push down accounting and due to differences between SFAS 87

The additional personnel expenses (IFRS) of KDG GmbH that related to KDVS amounted to T€ 874, T€ 1,302 and T€ 663 for the year ending March 31, 2006, 2005 and 2004.

For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and disclosures are presented in accordance with SFAS 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits”.

In accordance with SFAS No. 87 and SFAS No. 141, a liability for the projected benefit obligation of the acquired pension plans, which were unfunded, was recorded as of the acquisition date of the cable businesses of DTAG. Under IFRS, a liability was recorded for the defined benefit obligation. As of the acquisition date there were no differences in the pension liabilities recorded under IFRS and U.S. GAAP.

Presented below are the disclosures required by U.S. GAAP that are different from those provided under IFRS. The difference in the balance sheet and income statement amounts are primarily attributable to recognition in accordance with SFAS No. 87 of additional minimum liabilities, and also differences in the timing of recognition of prior service costs.

The underlying actuarial assumptions (discount rate, future salary increases, future pension increases, staff turnover) for U.S. GAAP are the same as those used for IFRS. The measurement date for all plans is March 31.

The changes in benefit obligations and status of KDVS’ unfunded pension plans are as follows for the years ending:

	March 31, 2006	March 31, 2005
	in T€
Change in benefit obligation
Benefit obligation at the beginning of the year	17,199	15,371
Service costs	1,663	1,436
Interest costs	902	832
Amendments	0	(44)
Actuarial loss (gain)	4,311	(300)
Transfers	(287)	(119)
Additional cost	0	48
Benefits paid	(114)	(25)
Benefit obligation at the end of the year	23,674	17,199
Funded status	(23,674)	(17,199)
Unrecognized net actuarial loss (gain)	5,613	1,302
Unrecognized prior service cost (benefit)	(32)	(37)
Net amount recognized	(18,093)	(15,934)

Transfers represent a reduction of plan obligations related to employees who transferred to DTAG. KDVS recorded a liability to DTAG for the obligations as of the date of transfer.

Amounts recognized in the statement of financial position consist of:

	March 31, 2006	March 31, 2005
	in T€
Accrued benefit cost	(23,264)	(16,876)
Accumulated other comprehensive income	5,171	942
Net amount recognized	(18,093)	(15,934)
IFRS net liability recognized	(17,959)	(15,799)
Increase to U.S. GAAP liability	(134)	(135)

The accumulated benefit obligation for all pension plans was T€ 25.975 and T€ 19,041 at March 31, 2006 and 2005, respectively.

Components of Net Periodic Benefit Cost

	March 31, 2006	March 31, 2005
	in T€
Service cost	1,663	1,436
Interest cost	902	832
Amortization of prior service cost	(5)	(7)
Amortization of net (gain) loss	0	32
Additional cost	0	48
Net periodic benefit cost	2,560	2,341
IFRS net amounts recognized in profit and loss	2,567	2,132
Benefits paid (adjustment to IFRS)	0	25
Increase to U.S. GAAP expense	(7)	184

Additional information

Minimum liability recognized for U.S. GAAP:

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
(Increase) decrease in minimum liability included in other comprehensive income	(4,229)	133	(1,075)

Assumptions

Weighted-average assumptions used to determine benefit obligations

	March 31, 2006	March 31, 2005
Discount rate	4.50%	5.25%
Rate of compensation increase	2.82%	2.81%

Weighted-average assumptions used to determine net periodic benefit cost

	March 31, 2006	March 31, 2005	March 31, 2004
Discount rate	5.25%	5.25%	5.25%
Rate of compensation increase	2.81%	2.81%	2.81%

Cash Flows

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years ending March 31:

Amount
in T€
2007	35
2008	81
2009	126
2010	159
2011	244
Years 2012-2016	1,777

(5)    Financing fees

In accordance with IAS 39, “Financial Instruments: Recognition and Measurement”, transaction costs are incremental costs directly attributable to the related financing. These costs include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

KDVS incurred transaction costs in connection with the refinancing of the acquisition of the regional DTAG cable providers, through the Senior Loan Facility and the Senior Credit Facility.

In accordance with IFRS 1, in the IFRS consolidated financial statements as of and for the year ending March 31, 2004, KDVS chose not to comply with IAS 39. Accordingly, KDVS applied German GAAP and debt issuance costs were expensed as incurred. In the IFRS consolidated financial statements as of and for the year ending March 31, 2005, in accordance with IAS 39, debt issuance costs were included in the initial measurement of, and are amortized over the life of, the related debt. The adjustment between the balance sheets as of March 31, 2004 and April 1, 2004, the start of the first IFRS reporting period (i.e., the first period that includes information that complies with IAS 39), was treated as arising from a change in accounting policy. Therefore, all transaction costs that would have been unamortized as of April 1, 2004 if KDVS had applied IAS 39 retrospectively, and the related tax effects, were recognized by an adjustment to increase retained earnings in the amount of T€ 85,661. As of March 31, 2006 and 2005, in accordance with IAS 39, transaction costs of T€ 2,322 and T€ 66,828, respectively, are deducted from related balances of debt in the IFRS consolidated financial statements.

Under U.S. GAAP, in accordance with APB Opinion No. 21, “Interest on Receivables and Payables”, debt issuance costs are reported as an asset (deferred charges). On March 29, 2004 the Company entered into a senior credit facility (“Senior Credit Facility”) which provided the funds to refinance all existing indebtedness, including a previous term loan. The members of the bank syndication providing the former facility (“Original Lenders”) were included in the syndication under the Senior Credit Facility, which involved additional banks. In accordance with EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”, the terms of the Senior Credit Facility between KDVS and the Original Lenders were not considered to be substantially different from those under the previous loan. As a result the exchange of debt instruments with the Original Lenders was not accounted for in the same manner as an extinguishment. The fees paid to the Original Lenders in connection with the refinancing, together with a portion of the existing unamortized debt issuance costs related to the previous loan are being amortized over the term of the Senior Credit Facility using the interest method. KDVS expensed a pro rata portion of the unamortized costs related to the previous loan since a substantial portion of the former loan was repaid in connection with the modification. Costs incurred with third parties related to the exchange of debt instruments with the Original Lenders were expensed as incurred. Under IFRS these costs are being amortized over the term of the Senior Credit facility.

Under IFRS the expected refinancing of the Senior Credit facility, occured in May 2006, resulted in an adjustment to the carrying value of the liability as of March 31, 2006 and additional amortization of the related debt issuance costs (see Subsequent events in Additional disclosures below). In accordance with U.S. GAAP the debt issuance costs are amortized over the contractual term of the related debt. Unamortized debt issuance costs are not written off until an extinguishment occurs. Accordingly, the additional accretion recognized as interest expense of T€ 53,721 in the IFRS consolidated financial statements for the year ending March 31, 2006 was reversed under U.S. GAAP.

Adjustments under U.S. GAAP to the IFRS consolidated financial statements related to debt issuance costs are as follows:

U.S. GAAP Reconciling Adjustment to equity

	March 31, 2006	March 31, 2005
	in T€
Increase to assets	49,560	58,997
(Increase) to liabilities	(2,322)	(66,828)
Increase (decrease) to U.S. GAAP equity	47,238	(7,831)

U.S. GAAP Reconciling Adjustment to net loss for the years ending

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
Decrease in amortization expense	55,069	2,371	26,738

(6)    Restructuring

In addition to the employee termination and relocation benefits recorded in the purchase price allocation (see item (1) above), in connection with the acquisition of the cable businesses of DTAG, KDVS incurred costs for bonuses that were paid out to encourage the mutual termination of the employment contracts. These bonuses are incremental voluntary termination benefits and, therefore, are not in the scope of EITF 95-3. The accounting for such voluntary termination benefits is in accordance with SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Under U.S. GAAP the costs associated with such benefits are recognized when the employees accept the offer and the amount of the costs can be reasonably estimated.

The liability for bonuses was accrued in the IFRS consolidated financial statements in the year ending March 31, 2004. Adjustments were made in the U.S. GAAP reconciliation to reverse the liabilities recorded under IFRS of T€ 0 and T€ 9 as of March 31, 2006 and 2005, respectively and to expense T€ 9, T€ 1,416 and T€ (1,425) paid and charged against the liability under IFRS in the year ending March 31, 2006, 2005 and 2004. Since the provision was totally used as of March 31, 2006 under IFRS there were no differences between IFRS and U.S. GAAP equity as of March 31, 2006.

(7)    Derivatives

Under IFRS, KDVS applied the exemption of IFRS 1.36A in respect of derivative financial instruments in the consolidated financial statements as of and for the year ending March 31, 2004. IFRS 1 allows companies adopting IFRS for the first time to not comply with IAS 39 in comparative financial statements issued before January 1, 2006. When adopting this exception, an entity should apply local GAAP to account for its hedging relationships. As such, KDVS designated a valuation group (Bewertungseinheit) in accordance with German GAAP for interest rate payer swaps and a long interest rate cap hedging the volatility of floating interest rate cash flows payable on debt positions. In accordance with HGB, interest payable or receivable under the interest payer swaps was recorded as incurred.

As U.S. GAAP does not provide for an accounting rule comparable to IFRS 1.36A, the initial financial statements according to U.S. GAAP should be presented as if U.S. GAAP including SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” always has been applied. As such, in accordance with U.S. GAAP the above interest rate swaps and interest rate cap are recorded at fair value with changes in fair value recorded in net loss and retained earnings as of and for the year ending March 31, 2004.

U.S. GAAP retained earnings as of April 1, 2003 includes a debit balance for derivative fair value adjustments of T€ 1,880. Adjustments were made to reduce U.S. GAAP equity as of March 31, 2004 by T€ 14,993 representing the difference between IFRS carrying amounts and fair value of all derivatives as of March 31, 2003. The increase in the U.S. GAAP net loss for the year ending March 31, 2004 of T€ 13,113 represents differences in fair value arising during the year.

Beginning April 1, 2004 the accounting treatment of the interest rate swaps and interest rate caps is identical under IFRS and U.S. GAAP for the statement of operations and balance sheet.

The fair value of all derivatives are presented as other current assets or other current liabilities depending on the respective fair market value. Changes in fair value not recorded directly in equity in other comprehensive income (i.e. ineffectiveness, changes in the time value of the interest rate caps) are presented as interest income or expense. Changes in the fair value of interest rate derivatives for which hedge accounting according to SFAS 133 is not applied are recorded as interest income or expense.

The Company designated interest rate swaps as cash flow hedges. Interest rate caps are not designated as hedges.

Assuming that the year-end interest rate of 2.5275 % p.a. remained constant throughout the coming 12 months, the Company expects T€ 5,432 to be reclassified from net deferred loss in Accumulated other comprehensive income (AOCI) into current year earnings. Assuming that the year-end USD foreign exchange rate of 1.2104 remained constant throughout the coming 12 months, the Company expects an additional T€ 370 to be reclassified from net deferred gains in AOCI into current year earnings. These amounts will be reclassified when the hedged transactions occur.

(8)    Provisions

This adjustment is due to a provision that fulfilled the recognition criteria under IFRS but not under U.S. GAAP. In accordance with IFRS a provision is recognized if it is probable (defined as more likely than not) that an outflow of resources embodying economic benefits will be required to settle an obligation. In accordance with SFAS No. 5 “Accounting for Contingencies” a provision is recognized if it is probable that a future event will confirm that a liability had been incurred by the balance sheet date and if the amount can be estimated reasonably. Under U.S. GAAP, probable means that the future event or events are likely to occur.

Under IFRS a provision was recognized related to disputed invoices received from third party vendors totaling T€ 1,360 in the year ending March 31, 2004. KDVS estimated the payment probability to meet the criteria for recognition under IFRS. In contrast, KDVS estimated that the criteria to recognize a liability under U.S. GAAP were not fulfilled. Therefore the provision was reversed under U.S. GAAP as of and for the year ending March 31, 2004. Due to the fact that the legal limitation period for these invoices expired, the provision was released under IFRS in the year ending March 31, 2005. Adjustments were made to increase the net loss under U.S. GAAP. There is no difference between IFRS and U.S. GAAP equity related to this item as of March 31, 2006 and 2005.

(9)    Intangible assets

Under IFRS as of and for the year ending March 31, 2004 the costs of internally generated software were capitalized, including general and administrative and overhead costs directly attributable to the development of the software. In accordance with Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” general and administrative costs and overhead costs should not be capitalized as costs of internal-use software under U.S. GAAP. In accordance with IAS 38 “Intangible Assets”, general and administrative and overhead costs incurred after April 1, 2004 are expensed as incurred. The carrying amount of intangible assets is not adjusted as of April 1, 2004.

The recognized internally generated software was reduced under U.S. GAAP due to overhead costs capitalized under IFRS amounting to T€ 1,216 as of and for the year ending March 31, 2004, resulting in a decrease to assets as of March 31, 2006, 2005 and 2004 and a corresponding increase in the Net loss in the year ending March 31, 2004. In addition adjustments were made to reverse related amortization expense in the years ending March 31, 2006 (T€ 221), 2005 (T€ 221) and 2004 (T€ 111).

(10)  Employee benefits

Under IFRS the company followed IFRS 2 “Share-based Payment” for the accounting of the Management Equity Participation Program (MEP) as of and for the years ending March 31, 2006, 2005 and 2004. In the same periods KDVS applied FASB Statement No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R) under U.S. GAAP.

The group has three Management Equity Programs (MEP) in place: MEP I, MEP II and MEP III are treated as cash-settled share-based payments under IFRS and U.S. GAAP. Under IFRS only that part of the MEP that relates to the employees of the legal entity KDVS including its subsidiaries were considered in the financial statements of KDVS.

This represented a portion of the MEP I as well as a portion of MEP II and MEP III. Under U.S. GAAP the effects of accounting for MEP for the entire group are included in the financial statements of KDVS as all the employees participating in MEP provide services to KDVS. Accordingly, the portion of MEP that related to the employees of KDG GmbH was pushed down to the financial statements of KDVS. This represented the remaining portion of MEP I as well as of MEP II and III.

Additional personnel expenses amounting to T€ 13,342, T€ 21,543 and T€ 4,233 were allocated to KDVS in the years ending March 31, 2006, 2005 and 2004, respectively. After the push-down of these additional personnel expenses the employee benefit programs are entirely included under U.S. GAAP. Accordingly, the following represents complete information regarding the Management Equity Programs of KDVS.

MEP

MEP I provides direct ownership in the Cayman Cable Holding L.P. the ultimate parent company of KDG and LuxCo (in the following “the Partnership”). MEP II and III provide options in Cayman Cable Holding L.P. interests. Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services, which are settled in accordance with the terms of MEP’s.

MEP I

Certain members of KDG GmbH management participate in the Cayman Cable Holding L.P. directly as limited partners (the “Direct Management Equity Program I — direct MEP I”) and certain members participate indirectly through interests in Kabel Management Beteiligungs GbR, a separate partnership which is itself a limited partner in Cayman Cable Holding L.P. (the “Indirect Management Equity Program I — indirect MEP I”). The terms of both programs are substantially the same.

On February 11, 2004, Cayman Cable Holding G.P. Co. Ltd. (the general partner) and the limited partners of the Partnership entered into a second amended and restated limited partnership agreement. This agreement sets forth the structure relating to the governance and ownership of the Partnership and the terms of the direct MEP I. Under the direct MEP I, certain members of management were admitted to the Partnership as limited partners holding common interests in the Partnership. Other members of management were admitted to the Program through ownership in Kabel Management Beteiligungs GbR, a limited partner in the Partnership holding common interests in the Partnership.

The members both of the direct MEP I and indirect MEP I were required to pay a capital contribution upon admission. The direct MEP I and the indirect MEP I, respectively, have financed up to 70% of the managers’ contributions with a loan from the Partnership.

Interest accrues on such loans at the rate between 3.0 % and 5.5% per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The managers are entitled to proceeds of gains resulting from the sale of shares in LuxCo by Cayman L.P. With these proceeds the granted loans were repaid.

Put or call provisions apply to the managers’ Partnership interests in the event that such managers cease to be employed by KDG GmbH or its subsidiaries.

Certain limits apply with respect to the transfer of interests in the Partnership. Prior to March 11, 2008, limited partners are not permitted to transfer their interests in the Partnership (subject to certain exceptions for affiliate transfers and transfers to subsidiaries or family vehicles) without the consent of the general partner, Cayman Cable Holding G.P. Co. Ltd. Such consent may be given subject to conditions or restrictions or may be withheld at the general partner’s absolute discretion. Notwithstanding the foregoing, no transfers shall be valid or effective if the transfer would violate any applicable securities laws or it would cause the Partnership to lose any of its exemptions or favorable treatment under the U.S. Federal income tax laws, ERISA or the U.S. Investment Company Act of 1940.

During the financial year ending March 31, 2006, additional 78,750 interests were called due to the termination of employment of the respective members of MEP I resulting in a decrease of total MEP I interests from 4,193,901 to 3,905,151.

In February 2006, P4 Cayman Cable Ltd. concurrent with the purchase of all shares of Cayman Cable made an offer to the holders of limited partnership interests in Cayman Cable Holding L.P. (direct MEP I), the limited partners of Kabel Management Beteiligungs GbR (indirect MEP I) and the holders of options over interests in Cayman Cable Holding L.P. (MEP II and III) to repurchase their interests. Due to this offer which expired 20 business days after the offer, additional 1,031,750 interests from members of the direct MEP I and additional 78,750 interests from members of the indirect MEP I were repurchased at a price of € 8.41 per interest resulting in a total additional increase in capital reserve of T€ 13,308.

In February 2006, the Company granted 2,259,723 additional interests in Cayman Cable Holding L.P. (direct MEP I).

Grant date

The grant date determines the point in time at which the fair value of the services of the management is measured. The managers who are members of the direct MEP I participate in Cayman Cable Holdings L.P. with a grant date of March 13, 2003. The managers who are members of the indirect MEP I participate with a grant date of November 27, 2003. For one limited partner in the Partnership the grant date was October 1, 2003. The grant date for 14,250 of the additional 2,259,723 interests granted is February 28, 2006. For the other 2,245,473 interests granted on February 2, 2006, there has been defined a starting date for vesting which is April 26, 2005.

Number of equity instruments granted

As of March 31, 2006, management holds direct and indirect interests of 3.64% and 0.68%, respectively in the Cayman Cable Holding L.P. The total consideration paid for the pushed down interests amount to T€ 14,482 and T€ 193, respectively.

Measurement

The fair value of the services of the management is measured by reference to the fair value of the equity instruments granted. Under the direct MEP I as of March 13, 2003, the additional fair value pushed down equals the value of the additional contribution in the Cayman Cable Holding L.P. (T€ 1,382). Under the indirect MEP I as of November 27, 2003, the additional fair value pushed down equals the value of the interests in Kabel Management Beteiligungs GbR, which is valued by its contribution in the Cayman Cable Holding L.P. (T€ 193). The fair value for the interests of the new members of direct MEP I granted in February 2006 amounts to T€ 19,354. This results in recognition of T€ 3,023 as expense for MEP I.

The fair value of the services has been derived from a valuation based on a formula for fair price estimation of the respective shares, which has been negotiated between the partners and is laid down in the partnership agreement (third amendment) and a letter of grant (for some of the interest granted in February 2006). The difference between the fair value and the consideration for the interests is accounted for as personnel expense. This amount is recognized over a vesting period of four years commencing at grant date using the accelerated recognition method in accordance with IFRS 2. Vesting is split over 4 years, whereby 25% are vested at each anniversary. Therefore the program is split into 4 different layers, for which fair value is calculated at each reporting date. As of March 31, 2006, 2005 and March 31, 2004 T€ 6,906, T€ 2,355 and T€ 1,464 included in the valuation of other liabilities, have been vested. The Group recognized expenses and an increase in other liabilities in fiscal year ended March 31, 2006 in the amount of T€ 15,988.

MEP I interest holders and MEP II and III option holders have received proceeds on gains resulting from the sale of their shares and options in the period ending March 31, 2006.

Employees can participate in MEP I as long as they are employed with the company. Upon ceasing employment the General Partner of Cayman Cable L.P. has the right to repurchase vested and unvested interests, and in certain cases employees can put vested interests to the Company. The repurchase price is defined by vesting and special conditions laid down in the Partnership agreement.

	Shares (000)	Weighted-Average Grant Date Fair Value
		(€)
Nonvested at April 1, 2005	2,673	1.00
Granted	2,259	5.80
Vested	(1,563)	2.58
Forfeited	(289)	1.00
Nonvested at March 31, 2006	3,080	3.72

MEP II and III

MEP II and MEP III are option programs that differ in the exercise price only. Under these programs the participants were granted options on interests in the Cayman Cable Holding L.P.

In the financial year ending March 31, 2006, 135,000 options were called due to the termination of the employment and an average price of € 0.75 has been paid for those interests.

In February 2006 as previously described, P4 Cayman Cable Ltd. made an offer to the holders of limited partnership interests in Cayman Cable Holding L.P. (direct MEP I), the limited partners of Kabel Management Beteiligungs GbR (indirect MEP I) and the holders of options over interests in Cayman Cable Holding L.P. (MEP II and III) to repurchase their interests. Due to this offer, in total 320,000 options within the MEP II scheme were exercised and the respective interests were repurchased at a price of € 8.41 per interest resulting in an increase in liability of T€ 1,344 for the fiscal year ending March 31, 2006.

In March 2006, KDG granted 50,000 additional options at a strike price of € 1.00.

Number of options granted

As of March 31, 2006, 682,500 options have been granted to the participants representing a 0.68% interest in the Cayman Cable Holding L.P. under MEP II and MEP III. The options have been granted as of the inception date of the employment of the participating managers.

Grant date and terms

The maximum term of the options is ten years after grant date. The options will lapse in case they are not exercised. The life of all options was estimated to be five years beginning as of the grant date of the separate options. The options vest ratably over four years. The weighted average remaining life of the options is 3.97 years.

Method and extent of exercise

The options will become immediately vested and exercisable upon any of the following events:

•       the date of completion of the sale, or disposal in any other manner, of all or substantially all of the business and assets of the Cayman Cable Holding L.P. and its subsidiaries (Group) to a third party purchaser;

•       the effective date of a public offering of the shares in KDG and their shareholders (Group) companies representing substantially all of the business.

In addition, the general partner of Cayman Cable Holding L.P. may, at its absolute discretion, allow options to become exercisable, in whole or in part, prior to an exit event if any other transaction occurs which would materially affect the value of the options.

The general partner may decide that, instead of procuring the issue or transfer of interests in Cayman Cable Holding L.P. (LP interests) on exercise of an option that it will:

•       pay to the option holder (after deduction of any taxes, social security contributions duties or other expenses) a cash amount equal to the difference between the market value of the LP interests which would otherwise be issued or transferred and the exercise price for those LP interests; or

•       transfer to the option holder a number of the shares of any Group company which has a market value equal the difference between the market value of the LP interests which would otherwise be issued or transferred and the exercise price for those LP interests; or

•       transfer to the option holder a number of the shares which are admitted to listing which has a market value of the difference between the market value of the LP Interests which would otherwise be issued or transferred and the exercise price for those LP interests.

Any other transfer of options is restricted to certain limited options (e.g. ceasing of employment). Any transfer of an option otherwise than permitted in this program would cause the option to lapse.

Measurement

The measurement of the fair value at grant date and each consecutive year is based on the Black-Scholes options pricing model. The main parameters are the expected volatility of the values of the shares, the estimated term of the options and the risk free interest rate on grant date (equivalent to the estimated term of the options of five years). The grant of the options is not dependent on market conditions, whereby expected future distributions have been included in the calculation.

The volatility was estimated at 25% by benchmarking historical volatilities of listed international cable companies that are comparable regarding the parameters that typically influence the volatility.

The strike prices are € 1.40 for MEP II, € 5.43 for MEP III and € 1.00 for options granted in March 2006.

For the measurement of the fair value of the options in the year ending March 31, 2006 risk free rates within a range of 3.51 % and 3.59 % were used.

For the calculation of the fair value of those options that were granted on October 1, 2004, the fair value of options at the grant date was calculated by considering expected contributions to KDG’s shareholder in November and December 2004 since it was certain that these contributions will occur. For later measurements of the fair values of the options no further dividends were considered as none are expected.

	Number of options					risk free interest rate	Fair value of option at	Fair value of shares at	Fair value of option at measurement
Grant date	March 31, 2005	Granted	Called	Exercised	March 31, 2006	at grant date (%)	grant date in T€	grant date in T€	date T€
October 1, 2004 MEP II	455,000	0	0	320,000	135,000	3,33	3,689	8,085	968
January 1, 2005 MEP III	187,500	0	135,000	0	52,500	2,99	1,222	2,079	201
February 2, 2005 MEP III	140,000	0	0	0	140,000	2,78	906	1,552	539
May 1, 2005 MEP III	0	180,000	0	0	180,000	2,58	1,227	2,069	702
June 1, 2005 MEP III	0	125,000	0	0	125,000	2,58	852	1,437	490
March 31, 2006 MEP III	0	50,000	0	0	50,000	3,59	379	420	379
	782,500	355,000	135,000	320,000	682,500

The total compensation cost recognized in income for the year ended March 31, 2006, 2005 and 2004 have been T€ 3,244, T€ 1,470 and T€ 0 respectively. No related tax benefit was recognized. None of the options granted have been cancelled since granting. Therefore all options shown are outstanding as of year end March 31, 2006 and remain non exercisable.

As of March 31, 2006 there was T€ 1,423 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the MEP II and III. That cost is expected to be recognized over a weighted-average period of 2.97 years.

As of March 31, 2006 the aggregate intrinsic value for outstanding share-options under MEP II and MEP III totaling 682,500 amounted to T€ 2,799. Those interests have a weighted-average exercise price of € 4.31 and a weighted-average remaining contractual term of 3.97 years. Upon exercise of the options, the interests issued to the holder are subject to the same repurchase provisions that apply to MEP I interests.

During the financial year ended March 31, 2006, 320,000 options with an intrinsic value of T€ 2,244 have been exercised. In the previous financial years, no options have been exercised.

The number of vested shares — options as of March 31, 2006 is 81,875. Those interests have a weighted-average exercise price of € 4.31, a weighted-average remaining contractual term of 3.97 years and an aggregate intrinsic value of T€ 380.

(11)  Classification of limited partner

KDVS GmbH & Co. KG is a limited partnership (Kommanditgesellschaft) under German law.

Under IFRS the limited partners’ capital (Kommanditkapital) is classified as a financial liability since financial instruments which grant the holder a right of repayment of the capital contributed to the partnership are classified as liabilities in accordance with IAS 32, should they decide to leave the partnership. The liability is measured at the present value of the repayment right of the limited partner that, in accordance with the provisions of the partnership agreements, amounts to 2/3 of the fair value of the interest in the limited partnership. The fair value of the limited partnership is determined by reference to market transactions or by applying the discounted cash flow method (DCF method). Changes in the fair value of the liability had an impact to profit and loss under IFRS. As of March 31, 2006 the liability amounted to T€ 1,420,000.

For the year ending March 31, 2004, the Group elected to implement the exemption from IAS 32 and IAS 39 given by IFRS 1.36A. Therefore, the accounting for financial instruments including the presentation of the capital attributable to the limited partners does not comply with IAS 32 and IAS 39 in the period from April 1, 2003 to March 31, 2004. In this period, the capital attributable to the limited partners was classified in accordance with German GAAP. Therefore, the limited partners’ capital was presented as equity.

Under U.S. GAAP, since the limited partners’ capital does not represent a mandatorily redeemable financial instrument it is not in scope of FASB Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). Accordingly, the limited partners’ capital does not represent a liability. Under EITF Appendix D-98, “Classification and Measurement of Redeemable Securities”, the limited partners’ capital are reclassified outside of permanent equity since the redemption features are not solely within the control of KDVS. Such capital is initially measured at fair value at date of issue and is adjusted to redemption amount at each balance sheet date. Accordingly, as of March 31, 2006, T€ 1,420,000 is reclassified to outside of permanent equity from the following equity accounts (T€):

Subscribed capital	(2)
Capital reserve	(293,823)
Retained Earnings	(1,126,175)

As of March 31, 2006 and 2005 there is no difference between IFRS and U.S. GAAP equity since the fair value under IFRS is the redemption value. However, as of March 31, 2004, the limited partners capital of T€ 1,356,000 under IFRS would be reclassified to temporary equity under U.S. GAAP rather than as a liability. In addition, the other income due to changes in fair value in the IFRS consolidated financial statements for the year ending March 31, 2006 and 2005 was reversed and recorded as a direct decrease of T€ 80,000 and as a direct increase of T€ 16,000, respectively, to retained earnings of the same period.

(12)        Income taxes

In 2006 the anticipated tax rate of 17.4% (2005 and 2004: 17.4%) is based on a trade tax rate of 17.4% as KDVS GmbH & Co. KG is subject to trade tax only. The income taxes of KDVS are accounted for on a separate entity basis.

Net income (prior years: loss) before income taxes in accordance with U.S. GAAP was T€ 74,876, T€ (2,148) and T€ (93,940) in the years ending March 31, 2006, 2005 and 2004, respectively.

U.S. GAAP income tax expense (credit) is allocated as follows:

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
Current:	2,507	6,130	2,200
Deferred	16,292	4,753	(1,097)
Total income taxes expenses under U.S. GAAP	18,799	10,883	1,103
Total income taxes expenses (benefit) under IFRS	8,923	7,637	(3,974)
Difference	9,876	3,246	5,077

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
Consolidated statement of changes in equity
Deferred income tax
Net deferred income on revaluation of hedges	(2,395)	1,129	0
Additional minimum liability	913	(23)	274
Income tax (expense) benefit reported in equity	(1,482)	1,106	274

A reconciliation of income tax applicable to income tax at the statutory income before tax rate to income tax expense at the Company’s effective income tax rate for the fiscal years ended March 31, 2006, March 31, 2005 and March 31, 2004 is as follows:

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
Accounting profit before income tax	74,876	(2,148)	(93,940)
Notional tax on income at KDVS’s statutory income tax rate of 17.4% (2005 and 2004: 17.4%)	13,028	(374)	(16,346)
Adjustments in respect of current income tax of previous years	(194)	2,573	274
Unrecognized and unused tax losses	121	4,017	5,533
Non-deductible expenses	14,150	14,823	11,251
Tax-free income	0	(34)	(93)
Special business income	(8,268)	(7,147)	160
Corporation tax of subsidiary	372	(3,256)	1,060
Others	(410)	281	(736)
Income tax expense according to the income statement	18,799	10,883	1,103

Deferred income taxes

U.S. GAAP deferred income taxes at March 31, 2006, March 31, 2005 and March 31, 2004 relates to the following:

	March 31, 2006	March 31, 2005
	in T€
U.S. GAAP deferred income tax assets
Current deferred income tax assets
Bad debt allowance	5,401	3,722
Revaluation of accruals	1,014	508
	6,415	4,230
Less current allowance for tax losses	(652)	(354)
Noncurrent deferred income tax assets
Revaluation of hedges to fair value	394	3,599
Fair value adjustment fixed assets	17,506	21,705
Fair value adjustment intangible assets	0	334
Retirement benefits	2,768	1,264
Capital lease contracts	1,080	792
Tax losses	4,412	6,221
Others	0	0
	26,160	33,915
Less noncurrent allowance for tax losses	(2,661)	(2,838)
U.S. GAAP gross deferred income tax assets	29,262	34,953

	Mar 31, 2006	Mar 31, 2005
	in T€
U.S. GAAP deferred income tax liabilities
Current deferred income tax liabilities
Capital lease contracts	20	41
Provision for restructuring	0	2
	20	43
Noncurrent deferred income tax liabilities
Debt issuance cost	8,905	10,304
Fair value adjustments on acquisition	36,860	42,188
Accelerated depreciation for tax purposes	25,674	6,529
Asset retirement obligations	2,078	2,601
Intangible assets	3,609	3,333
Capital lease contracts	19	41
Others	93	136
	77,238	65,132
U.S. GAAP gross deferred income tax liabilities	77,258	65,175

	March 31, 2006	March 31, 2005
	in T€
Net deferred income tax asset (liability) under U.S. GAAP	(47,996)	(30,222)
Net deferred income tax asset (liability) under IFRS	(38,617)	(29,805)
Difference	(9,379)	(417)

Additional U.S. GAAP disclosures

Subsequent Events

Refinancing of the Senior Credit Facility

On May 12, 2006, the full amount of T€ 1,150,000 was drawn down under Facility A of the new Senior Credit Agreement. On the same day KDVS notified the lenders under the previous Senior Credit facility that it would prepay the loan in accordance with the terms of the original agreement. The € 1,150,000 proceeds, plus T€ 75,848 million cash from existing cash balances were used to repay the outstanding balances under the previous Senior Credit facility.

Restructuring

The termination benefits to be provided under the “Service Offensive 2006” restructuring plan announced by KDG in March 2006 represent an ongoing benefit arrangement, due to KDVS’s past practice of providing similar termination benefits. In accordance with SFAS No. 112, “Employer´s Accounting for Postemployment Benefits”, the expense for these benefits is accrued when the requirements of SFAS No. 5, “Accounting for Contingencies” are met.  Since it is probable that a liability has been incurred and the amount can be reasonably estimated, the liability for the termination benefits pursuant to the ongoing arrangement was recognized under U.S. GAAP as of March 31, 2006. Therefore there is no difference between IFRS and U.S. GAAP related to the addition to the provision for restructuring recorded as of and for the year ending March 31, 2006.

Change in accounting estimates

Effective December 1, 2004, KDG reassessed the useful lives of co-axial cable that are part of the cable network that represents Level 3 from 15 to 20 years (from the original installation date of DTAG) due to a change in the expected pattern of use of the assets. The increase in the remaining depreciation period of these assets resulted in decreased depreciation in the last four months of the financial year ending March 31, 2005. The impact of this change amounted to a lower net loss by T€ 107,187 and T€ 32,199 in the years ending March 31, 2006 and 2005.

Revenue Recognition

Under U.S. GAAP, in accordance with SEC Staff Accounting Bulletin No. 104 (SAB 104) revenues should not be recognized until all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the buyer is fixed or determinable, and collectability is reasonably assured. KDVS recognizes revenues when all of the criteria of SAB 104 are met.

Installation revenue

Each first-time subscriber is charged an installation fee upon initial connection to the network of KDVS. In addition, customers are charged additional connection fees when newly built homes / buildings need to be connected to the main cable network. Under IAS 18 it is possible to recognize revenue after the installation of the network connection is complete. The customer pays the installation fee only in exchange for the connection to the network of KDVS. After establishing the cable connection, KDVS has completely rendered their contracted services to the customer. There are no other services KDVS is contractually required to deliver to the customer in connection with the installation fee other than the one-time connection to the cable network. Separate subscription fees are paid for the delivery of the video and audio signal. Furthermore, there is no difference in the pricing of the monthly, semi-annual or annual subscription fees whether the initiation fee is paid or not. The collectability of the installation fee is also reasonably assured because the customer has to pay the installation fee in total upfront. KDVS has determined that the recognition criteria of IAS 18 has been met upon initial connection. Accordingly KDVS did not defer installation revenues under IFRS.

In accordance with SFAS No. 51, “Financial Reporting by Cable Television Companies”, initial installation revenues are recognized as revenues to the extent of direct selling costs incurred. KDVS incurs commissions, local advertising targeted for acquisition of new subscribers, and costs of processing documents related to new subscribers acquired which are in excess of installation fees. Accordingly, KDVS also recognizes installation revenues under U.S. GAAP when installation is completed.

Multiple Elements Arrangements

When a sales arrangement involves multiple elements, the items included in the arrangement (deliverables) are evaluated pursuant to EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, to determine whether they represent separate units of accounting. The company performs this evaluation at the inception of an arrangement and as KDVS delivers each item in the arrangement. Generally, the company accounts for a deliverable (or a group of deliverables) separately if (1) the delivered item(s) has standalone value to the customer, (2) there is objective and reliable evidence of the fair value of the undelivered items included in the arrangement, and (3) if the company has given the customer a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) or service(s) is probable and substantially in our control. During the year ended March 31, 2006 and 2005 KDG sold digital cable boxes bundled with fixed term contracts for digital cable services. KDG received upfront consideration for the cable boxes. KDG determined that the sale of cable boxes met the requirements for accounting as a separate unit of accounting since the Company sells both cable boxes and service on a stand-alone basis. Accordingly, revenues for the cable boxes were recognized upon delivery to the customer based on relative fair value.

During the year ended March 31, 2006, KDG began marketing new arrangements involving the sale of digital cable boxes for a nominal amount (for example € 0 or € 1) bundled with fixed term contracts with monthly subscription fees. Although the digital cable boxes continue to meet the requirements for accounting as a separate unit of accounting, the portion of arrangement consideration initially allocated to digital cable boxes is reduced to the noncontingent amount represented by the upfront cash payment. Therefore, in these arrangements substantially no consideration is allocated to the delivered cable boxes. The costs of the digital cable boxes exceed the allocated revenues in these arrangements. KDG defers the acquisition costs of the digital cable boxes. This resulted in deferred costs in the amount of T€ 6,565 as of March 31, 2006. The deferred costs are recoverable from the positive margins expected to be generated from the future monthly subscription fees under the noncancelable contracts. The costs are charged to expense proportionally over the shorter of the estimated customer relationship period or the stated contract period. Due to the fact that the stated contract period for those arrangements is 24 months and the expected customer relationship is 60 months the costs are expensed over a period of 24 months resulting in amortization of T€ 1,675 in the year ended March 31, 2006. There were no significant sales of digital cable boxes for nominal amounts under these arrangements during the years ending March 31, 2005 and 2004.

Advertising Costs

Advertising and marketing expenses were T€ 31,255, T€ 28,907 and T€ 7,634 in the years ending March 31, 2006, 2005 and 2004, respectively. Advertising costs are expensed as incurred.

U.S. GAAP Comprehensive Income

	March 31, 2006	March 31, 2005	March 31, 2004
	in T€
Net income (loss) in accordance with U.S. GAAP	56,077	(13,031)	(95,043)
Other comprehensive loss (-) / income, net of income taxes:
Unrealized net gain (loss) on cash flow hedging derivatives, net of (T€103), T€2,061 and T€0 tax as of March 31, 2006, 2005 and 2004	489	(9,785)	0
Reclassification adjustments on cash flow hedging derivatives, net of (T€2,292), (T€932) and T€0 tax as of March 31, 2006, 2005 and 2004	10,878	4,426	0
Net unrealized gain (loss) on cash flow hedging derivatives	11,367	(5,359)	0
Minimum pension liability adjustment, net of T€913, (T€23) and T€274 tax as of March 31, 2006, 2005 and 2004	(3,316)	110	(801)
Total U.S. GAAP comprehensive income (loss)	75,495	(23,639)	(95,844)

U.S. GAAP Accumulated other comprehensive income (loss):

	Unrealized gain (loss) on derivative contracts	Minimum pension liability	Accumulated Other Comprehensive Income (Loss)
	in T€
Balance April 1, 2003	0	0	0
Year ending March 31, 2004 change	0	(801)	(801)
Balance March 31, 2004	0	(801)	(801)
Year ending March 31, 2005 change	(5,359)	110	(5,249)
Balance March 31, 2005	(5,359)	(691)	(6,050)
Year ending March 31, 2006 change	11,367	(3,316)	8,051
Balance March 31, 2006	6,008	(4,007)	2,001

Intangible Assets

The following is a summary of the development of intangible assets from April 1, 2004 to March 31, 2006:

	Customer list			Other intangible assets
	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	Difference
	in T€
Cost
April 1, 2004	884,284	681,656	202,628	54,818	62,021	(7,203)
Additions	14,960	14,960	0	20,611	20,611	0
Adjustment to PPA	(1,577)	0	(1,577)	1,221	1,239	(18)
March 31, 2005	897,667	696,616	201,051	76,650	83,871	(7,221)
Accumulated Amortization
April 1, 2004	113,448	88,418	25,030	24,319	26,525	(2,206)
Amortization	101,179	77,340	23,839	7,014	9,231	(2,217)
March 31, 2005	214,627	165,758	48,869	31,333	35,756	(4,423)
Net book value March 31, 2005	683,040	530,858	152,182	45,317	48,115	(2,798)

	Customer list			Other intangible assets
	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	Difference
	in T€
Cost
April 1, 2005	897,667	696,616	201,051	76,650	83,871	(7,221)
Additions	13,098	13,098	0	29,552	29,552	0
Adjustment to PPA	0	0	0	0	0	0
March 31, 2006	910,765	709,714	201,051	106,202	113,423	(7,221)
Accumulated Amortization
April 1, 2005	214,627	165,758	48,869	31,333	35,756	(4,423)
Amortization	107,067	83,472	23,595	18,059	20,194	(2,135)
March 31, 2006	321,694	249,230	72,464	49,392	55,950	(6,558)
Net book value March 31, 2006	589,071	460,484	128,587	56,810	57,473	(663)

Other intangible assets primarily represent costs of computer software obtained and developed for internal use. Additions to customer list resulted from the acquisitions of Level 4 operators.

Amortization expense for intangible assets recorded in the year ending March 31, 2006, 2005 and 2004 was T€ 125,126, T€ 108,193 and T€ 124,426, respectively. Estimated amortization expense for identifiable intangible assets under U.S. GAAP for the subsequent five years is as follows:

Amount
in T€
Expected amortization expense for the years ending March 31:
2007	125,000
2008	123,000
2009	122,000
2010	121,000
2011	119,000

Rental and leasing obligations

Future minimum lease payments under capital leases and future minimum payments under operating leases and other commitments that have initial or remaining non-cancellable terms in excess of one year, as of March 31, 2006 are shown below:

	Capital leases	Operating leases and other commitments
	in T€
2007	8,337	312,230
2008	7,759	319,584
2009	7,700	212,658
2010	7,700	135,055
2011	7,700	128,795
After March 31, 2011	7,087	1,854,859
Total minimum lease payments	46,283	2,963,181
Executory costs	(6,375)
Imputed interest	(7,840)
Present value of net minimum lease payments	32,068

During the year ending March 31, 2006, KDG entered into new contractual agreements with DTAG for the upgrade of the technical infrastructure and contracts with different broadcasting stations. The future payments under these agreements are included in operating leases and other commitments.

Included in non-cancellable operating lease payments are payments on operating leases for certain portions of the Company’s cable network that are cancellable by the Company upon 12 months notice to the end of a calendar year but are currently expected to be utilized for the term of the lease.

Although the Company has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 — 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30% of the leased capacity the economic penalties will require renewal of the contracts for fifteen years, when the Company believes it will have the ability to replace the capacity. This results in a noncancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70% the lease term is expected to include all renewal periods under the agreement, resulting in a noncancelable lease term of 30 years.

Expense representing lease payments and other commitments were T€ 173,783, T€ 175,944 and T€ 198,922 in the years ending March 31, 2006, 2005 and 2004, respectively.

Long-term debt payments

As of March 31, 2006, the aggregate annual maturities of long-term debt for the next five fiscal years ending March 31 were: 2007: T€ 49,018, 2008: T€ 100,050, 2009: T€ 106,950, 2010: T€ 120,750, 2011: T€ 172,500.

Priority of long-term debt is as follows:

1.)    Senior Credit Agreement, Interest Swap and Interest Cap

2.)    Capital Lease

3.)    Intercompany debt

Subjective acceleration clause

The Company’s senior credit facility (Facility) includes a subjective acceleration clause. As further described in the Facility agreement, if in the opinion of the lenders of two-thirds of the borrowings under the facility, circumstances have arisen which (i) are reasonably likely to be materially adverse to the ability of the Company to meet payment or other obligations under the Facility agreement, (ii) reasonably likely to be materially adverse to the business, assets or financial condition of the Company, or (iii) be reasonably likely to cause the Facility agreements or security interests under the Facility to become ineffective, then an event of default would occur, and the lenders could require immediate repayment of any outstanding borrowings. Management does not believe that the lenders are likely to require immediate repayment under these provisions.

The new Senior Credit Agreement has a similar subjective acceleration clause.

KDVS is restricted in dividends or other distributions to KDG in excess of T€ 45,000.

Guarantees

On July 2, 2004 KDG issued T€ 250,000 10.750% Senior Notes due 2014 and TUSD 610,000 10.625% Senior Notes due 2014. KDVS irrevocably guarantees, as primary obligor and not merely as surety, on a senior subordinated basis the full and punctual payment when due, whether at the stated maturity, by acceleration or otherwise, of all payment obligations of KDG, without limitation, under the agreements related to the Senior Notes, whether for payment of principal of or interest on or in respect of the Notes, fees, expenses, indemnification or otherwise. This guarantee is an unsecured, senior subordinated obligation of KDVS which is subordinated to certain other current and future obligations of KDVS and its subsidiaries.

As of March 31, 2006 the maximum amount of future undiscounted payments KDVS could be required to make for principal and interest total T€ 471,793 and TUSD 941,128. KDVS cannot estimate the maximum potential amount of payments which KDVS could be required to make for amounts other than principal and interest, as such payments would only be determined upon actual default by KDG.

Related parties

All transactions and balances with wholly owned subsidiaries are eliminated. Transactions recorded with KDG are recorded in the receivable balance which has been classified in equity.

Until February 2006 Cayman Cable L. P. (the ultimate parent of KDG and KDVS) was controlled by a consortium consisting of Apax Partners, Goldman Sachs Capital Partners and Providence. As of

February 8, 2006 APAX Partners and Goldman Sachs sold their shares to Providence Equity Partners and its co-investing party Ontario Teachers’ Pension Plan Board. The following amounts were paid by KDVS to the controlling owners of Cayman Cable L.P.

Fees related to the acquisition of the cable businesses of DTAG (Senior Loan Facility): T€ 17,000.

Fees related to the Senior Credit Facility (March 29, 2004): T€ 18,270. A Goldman Sachs related entity participated 50% in the syndication of the Senior Loan and 25% in the syndication of the Senior Credit Facility.

Fees related to the SWAP amounted to T€ 2,968.

Valuation accounts

The Company wrote-off receivables and related allowance for doubtful accounts totalling T€ 16,805, T€ 10,515 and T€ 8,550 in the fiscal years ended March 31, 2006, 2005 and 2004, respectively.

The Company recorded recoveries of accounts receivables previously written off amounting to T€ 167, T€ 1,375 and T€ 2,017 in the fiscal years ended March 31, 2006, 2005 and 2004, respectively.

Labor concentrations

Approximately 41% of the employees are members of a labor union. In November 2004, KDG entered into a collective bargaining agreement with the labor union effective July 1, 2004. The agreement can be cancelled by either the union or the Company with one month notice, at the end of any months on or after December 31, 2006.

Recent Accounting Pronouncements

In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections — a replacement of APB No. 20 and FASB Statement No. 3” (SFAS No. 154). The Statement requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is adopting SFAS No. 154 as of April 1, 2006. Adoption of SFAS No. 154 is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2005, the FASB ratified EITF Issue No. 05-5 “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)” (EITF 05-5). The consensus requires benefits under a Type II ATZ arrangement to be accounted for as a termination benefit under FASB Statement No. 112, “Employers’ Accounting for Postemployment Benefits”. EITF 05-5 is effective for fiscal years beginning after December 15, 2005. The Company is adopting EITF 05-5 as of April 1, 2006. The adoption of EITF 05-5 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2006, the FASB ratified EITF Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43” (EITF 06-2). The EITF reached a consensus on this Issue that an employee’s right to a compensated absence under a sabbatical or other similar benefit arrangement (a) that requires the completion of a minimum service period and (b) in which the benefit does not increase with additional years of service accumulates under paragraph 6 (b) of

Statement 43 for arrangements in which the individual continues to be a compensated employee and is not required to perform duties for the entity during the absence. The consensus is effective for fiscal years beginning after December 15, 2006. The adoption of EITF 06-2 is not expected to have a material impact on the Company´s consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (FIN 48). The Interpretation establishes the threshold for financial statement recognition of the benefits of tax positions taken or expected to be taken in a tax return as “more-likely-than-not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact the provisions of FIN 48 might have on the consolidated financial statements.

Unterföhring, August 31, 2006

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

Christof Wahl
Chief Operating Officer

Paul Thomason
Chief Financial Officer

Rainer Wittenberg
Chief Commercial Officer

Manuel Cubero
Managing Director,
Cable Access and Content

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Appendix 1 to Notes

Analysis of Fixed Assets for Period from April 1, 2005 to March 31, 2006

	Acquisition and Production Cost
			Contribution
	April 1, 2005	Acquisitoms	of Assets	Additions	Disposals	Reclassifications	March 31, 2006
	€	€	€	€	€	€	€
I. Intangible Assets
1. Software and Licences	73,440,636.52	0.00	3,479,887.35	19,920,718.67	0.00	1,171,258.04	98,012,500.58
2. Internally generated Software	9,747,676.00	0.00	0.00	3,041,808.77	0.00	0.00	12,789,484.77
3. Customer List	696,615,984.17	5,605,485.01	0.00	572,624.92	58,508.16	6,977,952.43	709,713,538.37
4. Prepayments	682,883.67	0.00	0.00	3,053,456.98	0.00	(1,114,967.49)	2,621,373.16
	780,487,180.36	5,605,485.01	3,479,887.35	26,588,609.34	58,508.16	7,034,242.98	823,136,896.88
II. Property and Equipment
1. Buildings on non-owned Land	2,960,544.20	0.00	1,457,200.60	1,213,433.77	422,578.09	52,028.90	5,260,629.38
2. Technical Equipment	1,333,122,659.69	1,704,994.47	0.00	69,221,542.14	442,566.52	22,236,537.60	1,425,843,167.38
3. Other Equipment, Furniture and Fixtures	38,207,580.17	0.00	1,449,229.26	9,128,458.73	543,354.50	1,882,904.32	50,124,817.98
4. Construction in progress	24,973,104.54	0.00	3,200.00	38,966,074.68	0.00	(24,227,761.37)	39,714,617.85
	1,399,263,888.60	1,704,994.47	2,909,629.86	118,529,509.32	1,408,499.11	(56,290.55)	1,520,943,232.59
III. Financial Assets
1. Equity Investments in Associates	2,487,200.00	0.00	0.00	0.00	0.00	0.00	2,487,200.00
2. Other financial Assets	7,391,930.70	0.00	0.00	9,158.37	71,136.64	(6,977,952.43)	352,000.00
	9,879,130.70	0.00	0.00	9,158.37	71,136.64	(6,977,952.43)	2,839,200.00
	2,189,630,199.66	7,310,479.48	6,389,517.21	145,127,277.03	1,538,143.91	0.00	2,346,919,329.47

	Accumulated Depreciation and Amortization							Net Book Value
						Change
		Contribution				in at-Equity
	April 1, 2005	of Assets	Additions	Disposals	Reclassifications	Investment	March 31, 2006	March 31, 2006	March 31, 2005
	€	€	€	€	€	€	€	€	€
I. Intangible Assets
1. Software and Licences	34,906,374.81	936,140.81	16,834,197.20	0.00	1,709.51	0.00	52,678,422.33	45,334,078.25	38,534,261.71
2. Internally generated Software	849,968.87	0.00	2,421,536.16	0.00	0.00	0.00	3,271,505.03	9,517,979.74	8,897,707.13
3. Customer List	165,757,814.09	0.00	83,481,224.29	8,987.99	0.00	0.00	249,230,050.39	460,483,487.98	530,858,170.08
4. Prepayments	0.00		0.00	0.00	0.00	0.00	0.00	2,621,373.16	682,883.67
	201,514,157.77	936,140.81	102,736,957.65	8,987.99	1,709.51	0.00	305,179,977.75	517,956,919.13	578,973,022.59
II. Property and Equipment
1. Buildings on non-owned Land	1,258,260.20	132,376.60	616,288.46	294,623.88	0.00	0.00	1,712,301.38	3,548,328.00	1,702,284.00
2. Technical Equipment	473,482,327.42	0.00	111,464,120.09	257,320.92	1,275,918.66	0.00	585,965,045.25	839,878,122.13	859,640,332.27
3. Other Equipment, Furniture and Fixtures	27,081,374.76	354,584.26	5,536,934.11	491,601.93	(1,277,628.17)	0.00	31,203,663.03	18,921,154.95	11,126,205.41
4. Construction in progress	0.00		0.00	0.00	0.00	0.00	0.00	39,714,617.85	24,973,104.54
	501,821,962.38	486,960.86	117,617,342.66	1,043,546.73	(1,709.51)	0.00	618,881,009.66	902,062,222.93	897,441,926.22
III. Financial Assets
1. Equity Investments in Associates	393,323.54	0.00	0.00	0.00	0.00	236,209.39	629,532.93	1,857,667.07	2,093,876.46
2. Other financial Assets	0.00	0.00	0.00	0.00	0.00	0.00	0.00	352,000.00	7,391,930.70
	393,323.54	0.00	0.00	0.00	0.00	236,209.39	629,532.93	2,209,667.07	9,485,807.16
	703,729,443.69	1,423,101.67	220,354,300.31	1,052,534.72	0.00	236,209.39	924,690,520.34	1,422,228,809.13	1,485,900,755.97

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Appendix 2 to Notes

Analysis of Fixed Assets for Period from April 1, 2004 to March 31, 2005

	Acquisition and Production Cost
	April 1, 2004	Additions*	Disposals	Reclassifications	March 31, 2005
	€	€	€	€	€
I. Intangible Assets
1. Software and Licences	44,548,168.77	15,369,003.49	365,863.56	13,889,327.82	73,440,636.52
2. Internally generated Software	0.00	4,941,659.00	0.00	4,806,017.00	9,747,676.00
3. Customer List	681,656,064.03	15,204,832.88	244,912.74	0.00	696,615,984.17
4. Prepayments	17,472,508.39	666,483.12	0.00	(17,456,107.84)	682,883.67
	743,676,741.19	36,181,978.49	610,776.30	1,239,236.98	780,487,180.36
II. Property and Equipment
1. Buildings on non-owned Land	2,617,176.43	340,205.55	6,837.78	10,000.00	2,960,544.20
2. Technical Equipment	1,303,405,447.48	51,714,515.42	29,449,482.21	7,452,179.00	1,333,122,659.69
3. Other Equipment, Furniture and Fixtures	32,225,355.95	7,002,478.96	1,027,334.68	7,079.94	38,207,580.17
4. Construction in progress	12,181,004.35	21,531,580.54	30,984.43	(8,708,495.92)	24,973,104.54
	1,350,428,984.21	80,588,780.47	30,514,639.10	(1,239,236.98)	1,399,263,888.60
III. Financial Assets
1. Equity Investments in Associates	2,487,200.00	0.00	0.00	0.00	2,487,200.00
2. Other financial Assets	605,000.00	7,091,930.70	305,000.00	0.00	7,391,930.70
	3,092,200.00	7,091,930.70	305,000.00	0.00	9,879,130.70
	2,097,197,925.40	123,862,689.66	31,430,415.40	0.00	2,189,630,199.66

Analysis of Fixed Assets for Period from April 1, 2004 to March 31, 2005 (Continued)

	Accumulated Depreciation and Amortization
					Change in
					at-Equity		Net Book Value
	April 1, 2004	Additions	Disposals	Reclassifications	Investment	March 31, 2005	March 31, 2005	March 31, 2004
	€	€	€	€	€	€	€	€
I. Intangible Assets
1. Software and Licences	26,525,069.06	8,773,840.86	392,535.11	0.00	0.00	34,906,374.81	38,534,261.71	18,023,099.71
2. Internally generated Software	0.00	849,968.87	0.00	0.00	0.00	849,968.87	8,897,707.13	0.00
3. Customer List	88,417,680.96	77,364,578.94	24,445.81	0.00	0.00	165,757,814.09	530,858,170.08	593,238,383.07
4. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	682,883.67	17,472,508.39
	114,942,750.02	86,988,388.67	416,980.92	0.00	0.00	201,514,157.77	578,973,022.59	628,733,991.17
II. Property and Equipment
1. Buildings on non-owned Land	690,453.43	565,875.34	3,163.78	5,095.21	0.00	1,258,260.20	1,702,284.00	1,926,723.00
2. Technical Equipment	299,890,510.78	202,281,296.41	28,689,479.78	0.01	0.00	473,482,327.42	859,640,332.27	1,003,514,936.70
3. Other Equipment, Furniture and Fixtures	22,539,568.87	5,520,140.85	973,239.74	(5,095.22)	0.00	27,081,374.76	11,126,205.41	9,685,787.08
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	24,973,104.54	12,181,004.35
	323,120,533.08	208,367,312.60	29,665,883.30	0.00	0.00	501,821,962.38	897,441,926.22	1,027,308,451.13
III. Financial Assets
1. Equity Investments in Associates	180,188.63	0.00	0.00	0.00	213,134.91	393,323.54	2,093,876.46	2,307,011.37
2. Other financial Assets	0.00	0.00	0.00	0.00	0.00	0.00	7,391,930.70	605,000.00
	180,188.63	0.00	0.00	0.00	213,134.91	393,323.54	9,485,807.16	2,912,011.37
	438,243,471.73	295,355,701.27	30,082,864.22	0.00	213,134.91	703,729,443.69	1,485,900,755.97	1,658,954,453.67

*        Included are additions in connection with business combinations in an amount of appr. TEUR 14.954 regarding customer list and appr. TEUR 14.328 with respect to property and equipment.

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Appendix 3 to Notes

Analysis of Fixed Assets for Period from April 1, 2003 to March 31, 2004

	Acquisition and Production Cost
				Purchase Price
				Allocation
	April 1, 2003	Additions	Disposals	Adjustment	Reclassifications	March 31, 2004
	€	€	€	€	€	€
I. Intangible Assets
1. Software and Licences	35,990,812.90	7,039,676.38	0.00	1,517,679.49	0.00	44,548,168.77
2. Internally generated Software	0.00	0.00	0.00	0.00	0.00	0.00
3. Customer List	741,359,444.16	7,500,000.00	0.00	(67,203,380.13)	0.00	681,656,064.03
4. Prepayments	1,584,404.32	15,806,998.42	0.00	81,105.65	0.00	17,472,508.39
	778,934,661.38	30,346,674.80	0.00	(65,604,594.99)	0.00	743,676,741.19
II. Property and Equipment
1. Buildings on non-owned Land	2,471,303.39	530,957.26	422,626.05	35,746.35	1,795.48	2,617,176.43
2. Technical Equipment	1,191,981,983.69	69,182,693.54	7,743,484.86	43,094,373.63	6,889,881.48	1,303,405,447.48
3. Other Equipment, Furniture and Fixtures	27,685,852.79	4,600,856.02	621,591.76	560,127.09	111.81	32,225,355.95
4. Construction in progress	8,628,797.58	10,379,861.55	172,680.75	236,814.74	(6,891,788.77)	12,181,004.35
	1,230,767,937.45	84,694,368.37	8,960,383.42	43,927,061.81	0.00	1,350,428,984.21
III. Financial Assets
1. Equity Investments in Associates	0.00	2,487,200.00	0.00	0.00	0.00	2,487,200.00
2. Other financial Assets	300,000.00	305,000.00	0.00	0.00	0.00	605,000.00
	300,000.00	2,792,200.00	0.00	0.00	0.00	3,092,200.00
	2,010,002,598.83	117,833,243.17	8,960,383.42	(21,677,533.18)	0.00	2,097,197,925.40

Analysis of Fixed Assets for Period from April 1, 2003 to March 31, 2004 (Continued)

	Accumulated Depreciation and Amortization
				Purchase Price	Change in
				Allocation	at-Equity		Net Book Value
	April 1, 2003	Additions	Disposals	Adjustment	Investment	March 31, 2004	March 31, 2004	March 31, 2003
	€	€	€	€	€	€	€	€
I. Intangible Assets
1. Software and Licences	8,571,267.45	17,429,124.19	0.00	524,677.42	0.00	26,525,069.06	18,023,099.71	27,419,545.45
2. Internally generated Software	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
3. Customer List	4,360,960.89	85,265,331.33	0.00	(1,208,611.26)	0.00	88,417,680.96	593,238,383.07	736,998,483.27
4. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	17,472,508.39	1,584,404.32
	12,932,228.34	102,694,455.52	0.00	(683,933.84)	0.00	114,942,750.02	628,733,991.17	766,002,433.04
II. Property and Equipment
1. Buildings on non-owned Land	472,289.56	528,304.88	312,659.23	2,518.22	0.00	690,453.43	1,926,723.00	1,999,013.83
2. Technical Equipment	43,956,656.45	251,116,797.75	1,256,175.48	6,073,232.06	0.00	299,890,510.78	1,003,514,936.70	1,148,025,327.24
3. Other Equipment, Furniture and Fixtures	15,906,797.86	6,998,721.54	566,428.24	200,477.71	0.00	22,539,568.87	9,685,787.08	11,779,054.93
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	12,181,004.35	8,628,797.58
	60,335,743.87	258,643,824.17	2,135,262.95	6,276,227.99	0.00	323,120,533.08	1,027,308,451.13	1,170,432,193.58
III. Financial Assets
1. Equity Investments in Associates	0.00	0.00	0.00	0.00	180,188.63	180,188.63	2,307,011.37	0.00
2. Other financial Assets	0.00	0.00	0.00	0.00	0.00	0.00	605,000.00	300,000.00
	0.00	0.00	0.00	0.00	180,188.63	180,188.63	2,912,011.37	300,000.00
	73,267,972.21	361,338,279.69	2,135,262.95	5,592,294.15	180,188.63	438,243,471.73	1,658,954,453.67	1,936,734,626.62

PROSPECTUS

Exchange Offer for

€250,000,000 10.750% Senior Notes due 2014
$610,000,000 10.625% Senior Notes due 2014

Dealer Prospectus Delivery Obligation

Until 90 days after the date of this prospectus all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

October 4